     Filed with the Securities and Exchange Commission on February 12, 2013



                                                    Registration No. 333-184891
                                           Investment Company Act No. 811-07975
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         PRE-EFFECTIVE AMENDMENT NO. 2


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               AMENDMENT NO. 132


                   PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              (Name of Depositor)

                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-7333
   (Address and telephone number of depositor's principal executive offices)

                               SUN-JIN MOON, ESQ.
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                             213 WASHINGTON STREET
                         NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-6000
           (Name, address and telephone number of agent for service)

                                   COPIES TO:

                                 LYNN K. STONE
                                 VICE PRESIDENT
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                             213 WASHINGTON STREET
                             NEWARK, NJ 07102-2992
                                 (203) 402-1382

Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     Title of Securities Being Registered:
               Interest in Individual Variable Annuity Contracts.

================================================================================

                                     PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                                 A Prudential Financial Company
                                        751 Broad Street, Newark, NJ 07102-3777

 PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY

 (For contracts issued on or after February 25, 2013)


 Flexible Premium Deferred Annuity
 PROSPECTUS: FEBRUARY 14, 2013


 This prospectus describes a flexible premium deferred annuity contract ("Annuity") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "we", "our", or "us"). The Annuity has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may decline to recommend to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age and/or optional benefits). Please speak to your Financial Professional for further details. The guarantees provided by the variable annuity contract and the optional benefits are the obligations of and subject to the claims paying ability of Pruco Life of New Jersey. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.


 THE SUB-ACCOUNTS
 The Pruco Life of New Jersey Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life of New Jersey, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust are being offered.

 PLEASE READ THIS PROSPECTUS
 This prospectus sets forth information about the Annuity that you ought to know before investing. Please read this prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity is subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

 OTHER CONTRACTS
 We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from the annuity contracts offered by this prospectus. Not every annuity contract we issue is offered through every selling broker-dealer firm. Upon request, your financial professional can show you information regarding other Pruco Life of New Jersey annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the Pruco Life of New Jersey annuity contracts. You should work with your financial professional to decide whether this annuity contract is appropriate for you based on a thorough analysis of your particular needs, financial objectives, investment goals, time horizons and risk tolerance.

 AVAILABLE INFORMATION
 We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the U.S. Securities and Exchange Commission (SEC) regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled "How To Contact Us" for details regarding our addresses.

 This annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

--------------------------------------------------------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
 THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS
 AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE/ SM/ OR (R) SYMBOLS.
--------------------------------------------------------------------------------
      FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT
                       http://www.prudentialannuities.com

               Prospectus dated:         Statement of Additional
               February 14, 2013              Information dated:
                                               February 14, 2013

   PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS ATTACHED
                     TO THE BACK COVER OF THIS PROSPECTUS.

                          VARIABLE INVESTMENT OPTIONS

 Advanced Series Trust
   AST Academic Strategies Asset Allocation Portfolio/1/
   AST Advanced Strategies Portfolio/1/
   AST AQR Emerging Markets Equity Portfolio
   AST Balanced Asset Allocation Portfolio/1/
   AST BlackRock Global Strategies Portfolio/1/
   AST BlackRock Value Portfolio
   AST Capital Growth Asset Allocation Portfolio/1/
   AST Clearbridge Dividend Growth Portfolio
   AST Cohen & Steers Realty Portfolio
   AST Federated Aggressive Growth Portfolio
   AST FI Pyramis(R) Asset Allocation Portfolio/1/
   AST First Trust Balanced Target Portfolio/1/
   AST First Trust Capital Appreciation Target Portfolio/1/
   AST Franklin Templeton Founding Funds Allocation Portfolio/1/
   AST Global Real Estate Portfolio
   AST Goldman Sachs Concentrated Growth Portfolio
   AST Goldman Sachs Large-Cap Value Portfolio
   AST Goldman Sachs Mid-Cap Growth Portfolio
   AST Goldman Sachs Small-Cap Value Portfolio
   AST High Yield Portfolio
   AST Horizon Moderate Asset Allocation Portfolio/1/
   AST International Growth Portfolio
   AST International Value Portfolio
   AST Investment Grade Bond Portfolio/2/
   AST Jennison Large-Cap Growth Portfolio
   AST Jennison Large-Cap Value Portfolio
   AST J.P. Morgan Global Thematic Portfolio/1/
   AST J.P. Morgan International Equity Portfolio
   AST J.P. Morgan Strategic Opportunities Portfolio/1/
   AST Large-Cap Value Portfolio
   AST Lord Abbett Core Fixed-Income Portfolio
   AST Marsico Capital Growth Portfolio
   AST MFS Global Equity Portfolio
   AST MFS Growth Portfolio
   AST MFS Large-Cap Value Portfolio
   AST Mid-Cap Value Portfolio
   AST Moderate Asset Allocation Portfolio/1/
   AST Money Market Portfolio
   AST Neuberger Berman Core Bond Portfolio
   AST Neuberger Berman Mid-Cap Growth Portfolio
   AST Neuberger Berman/LSV Mid-Cap Value Portfolio
   AST New Discovery Asset Allocation Portfolio/1/
   AST Parametric Emerging Markets Equity Portfolio
   AST PIMCO Limited Maturity Bond Portfolio
   AST PIMCO Total Return Bond Portfolio
   AST Preservation Asset Allocation Portfolio/1/
   AST Prudential Core Bond Portfolio
   AST QMA Emerging Markets Equity Portfolio
   AST QMA US Equity Alpha Portfolio
   AST Schroders Global Tactical Portfolio/1/
   AST Schroders Multi-Asset World Strategies Portfolio/1/
   AST Small-Cap Growth Portfolio
   AST Small-Cap Value Portfolio
   AST T. Rowe Price Asset Allocation Portfolio/1/
   AST T. Rowe Price Equity Income Portfolio
   AST T. Rowe Price Global Bond Portfolio
   AST T. Rowe Price Large-Cap Growth Portfolio
   AST T. Rowe Price Natural Resources Portfolio
   AST Wellington Management Hedged Equity Portfolio/1/
   AST Western Asset Core Plus Bond Portfolio
   AST Western Asset Emerging Markets Debt Portfolio
--------

   (1) These are the only variable investment options available to you if you select one of the optional benefits.
   (2) The AST Investment Grade Bond Portfolio is not available for allocation of Purchase Payments or contract owner tranfers.

                                   CONTENTS


GLOSSARY OF TERMS................................................................  1

SUMMARY OF CONTRACT FEES AND CHARGES.............................................  3

EXPENSE EXAMPLES.................................................................  9

SUMMARY.......................................................................... 10

INVESTMENT OPTIONS............................................................... 12

 VARIABLE INVESTMENT OPTIONS..................................................... 12

FEES, CHARGES AND DEDUCTIONS..................................................... 26

 ANNUITY PAYMENT OPTION CHARGES.................................................. 29
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES....................................... 29

PURCHASING YOUR ANNUITY.......................................................... 30

 REQUIREMENTS FOR PURCHASING THE ANNUITY......................................... 30
 DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY................................ 31
 RIGHT TO CANCEL................................................................. 31
 SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT................................. 32
 SALARY REDUCTION PROGRAMS....................................................... 32

MANAGING YOUR ANNUITY............................................................ 33

 CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS......................... 33

MANAGING YOUR ACCOUNT VALUE...................................................... 34

 DOLLAR COST AVERAGING PROGRAMS.................................................. 34
 AUTOMATIC REBALANCING PROGRAMS.................................................. 34
 FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS........... 34
 RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS............................ 34

ACCESS TO ACCOUNT VALUE.......................................................... 37

 TYPES OF DISTRIBUTIONS AVAILABLE TO YOU......................................... 37
 TAX IMPLICATIONS FOR DISTRIBUTIONS FROM NON-QUALIFIED ANNUITIES................. 37
 FREE WITHDRAWAL AMOUNTS......................................................... 37
 SYSTEMATIC WITHDRAWALS DURING THE ACCUMULATION PERIOD........................... 38
 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE.. 38
 REQUIRED MINIMUM DISTRIBUTIONS.................................................. 39

SURRENDERS....................................................................... 40

 SURRENDER VALUE................................................................. 40
 MEDICALLY-RELATED SURRENDERS.................................................... 40

ANNUITY OPTIONS.................................................................. 41

LIVING BENEFITS.................................................................. 43

 HIGHEST DAILY LIFETIME(R) INCOME v2.1 BENEFIT................................... 44
 SPOUSAL HIGHEST DAILY LIFETIME(R) INCOME v2.1 BENEFIT........................... 55

DEATH BENEFIT.................................................................... 64

 TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT....................................... 64
 EXCEPTIONS TO AMOUNT OF DEATH BENEFIT........................................... 64
 DEATH BENEFIT AMOUNT............................................................ 64
 SPOUSAL CONTINUATION OF ANNUITY................................................. 65
 PAYMENT OF DEATH BENEFIT........................................................ 66
 BENEFICIARY CONTINUATION OPTION................................................. 66

VALUING YOUR INVESTMENT.......................................................... 68

 VALUING THE SUB-ACCOUNTS........................................................ 68
 PROCESSING AND VALUING TRANSACTIONS............................................. 68

TAX CONSIDERATIONS............................................................... 70

                                      (i)


OTHER INFORMATION...............................................................  79

  PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT.............................  79
  LEGAL STRUCTURE OF THE UNDERLYING FUNDS.......................................  81
  DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY.................  82
  FINANCIAL STATEMENTS..........................................................  85
  INDEMNIFICATION...............................................................  85
  LEGAL PROCEEDINGS.............................................................  85
  CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION...........................  86

HOW TO CONTACT US...............................................................  87

APPENDIX A - ACCUMULATION UNIT VALUES........................................... A-1

APPENDIX B - FORMULA FOR HIGHEST DAILY LIFETIME INCOME v2.1 SUITE OF LIVING
  BENEFITS...................................................................... B-1

APPENDIX C - HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND
  CONTINGENT DEFERRED SALES CHARGE.............................................. C-1

                                     (ii)

                               GLOSSARY OF TERMS

 We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

 Account Value: The total value of all allocations to the Sub-accounts. The Account Value is determined separately for each Sub-account, and then totaled to determine the Account Value for your entire Annuity.

 Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

 Annuitant: The natural person upon whose life annuity payments payable to the Owner are based.

 Annuitization: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

 Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

 Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

 Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of the Annuity.

 Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

 Contingent Deferred Sales Charge (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

 Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

 Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."

 Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or
 (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

 Investment Option: A Sub-account available as of any given time to which Account Value may be allocated.

 Issue Date: The effective date of your Annuity.

 Key Life: Under the Beneficiary Continuation Option, the person whose life expectancy is used to determine the required distributions.

 Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

 Payout Period: The period starting on the Annuity Date and during which annuity payments are made.

 Premium Based Charge: A charge that is deducted on each Quarterly Annuity Anniversary from your Account Value, during the first seven years after each Purchase Payment is made.

 Purchase Payment: A cash consideration (a "premium") in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

 Quarterly Annuity Anniversary: Each successive three-month anniversary of the Issue Date of the Annuity.

 Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the cover page of the Annuity contract for the Service Office address.

 Separate Account: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

 Sub-Account: A division of the Separate Account.

 Surrender Value: The Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

 Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

 Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

 We, Us, Our: Pruco Life Insurance Company of New Jersey.

 You, Your: The Owner(s) shown in the Annuity.

                     SUMMARY OF CONTRACT FEES AND CHARGES

 The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity. The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options.

                     -------------------------------------
                      ANNUITY OWNER TRANSACTION EXPENSES
                     -------------------------------------

 CONTINGENT DEFERRED SALES CHARGE/ 1/

 The Contingent Deferred Sales Charge ("CDSC") for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. See "Contingent Deferred Sales Charge ("CDSC")" under "Fees, Charges and Deductions" for more information about how the CDSC is calculated.


                                                                Age of Purchase Payment Being Withdrawn
                                           ----------------------------------------------------------------------------------
      Total Purchase Payment Amount                  1 Year or 2 Years or 3 Years or 4 Years or 5 Years or 6 Years or
                                                     more but   more but   more but   more but   more but   more but
                                           Less than less than less than  less than  less than  less than  less than  7 Years
                                            1 Year    2 Years   3 Years    4 Years    5 Years    6 Years    7 Years   or more
-----------------------------------------------------------------------------------------------------------------------------
Less than $50,000                            5.0%      5.0%       4.0%       4.0%       3.0%       3.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$50,000 or more but less than $100,000       5.0%      4.0%       4.0%       3.0%       3.0%       2.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$100,000 or more but less than $250,000      4.0%      3.0%       3.0%       2.0%       2.0%       2.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$250,000 or more but less than $500,000      3.0%      2.0%       2.0%       2.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$500,000 or more but less than $1,000,000    2.0%      2.0%       2.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$1,000,000 or more                           2.0%      2.0%       1.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Transfer Fee/ 2/                             $10
-----------------------------------------------------------------------------------------------------------------------------

 1 The different tiers of Contingent Deferred Sales Charges, separated by "breakpoints", are shown in the table above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the table above), then the entire Purchase Payment will be subject to the Contingent Deferred Sales Charge applicable to that tier. Once a Purchase Payment is assigned to a particular tier for purposes of the CDSC, the CDSC schedule for that specific Purchase Payment will not change for the remainder of that CDSC period. Please see Appendix C for examples of the operation of the Contingent Deferred Sales Charge.
 2  Currently, we deduct the fee after the 20th transfer each Annuity Year.

 The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

                          ----------------------------
                           PERIODIC FEES AND CHARGES
                          ----------------------------

 Annual Maintenance Fee /3,4/: Lesser of $50 or 2% of the Account Value.


 Premium Based Charge /5,6/.


                                               Premium Based     Annual Equivalent
                                             Charge Percentage   of Premium Based
Total Purchase Payment Amount               (deducted quarterly) Charge Percentage
----------------------------------------------------------------------------------
Less than $50,000                                  0.1750%             0.70%
----------------------------------------------------------------------------------
$50,000 or more, but less than $100,000            0.1500%             0.60%
----------------------------------------------------------------------------------
$100,000 or more, but less than $250,000           0.1250%             0.50%
----------------------------------------------------------------------------------
$250,000 or more, but less than $500,000           0.0875%             0.35%
----------------------------------------------------------------------------------
$500,000 or more, but less than $1,000,000         0.0625%             0.25%
----------------------------------------------------------------------------------
$1,000,000 or more                                 0.0375%             0.15%
----------------------------------------------------------------------------------

              -----------------------------------------------------------------------
                       ANNUALIZED INSURANCE FEES/CHARGES

              (assessed daily as a percentage of the net assets of the Sub-accounts)
              -----------------------------------------------------------------------
                               FEE/CHARGE
              Mortality & Expense Risk Charge:                        0.70%
              -----------------------------------------------------------------------
              Administration Charge                                   0.15%
              -----------------------------------------------------------------------
              Total Annualized Insurance Fees/Charges:/ 7/            0.85%
              -----------------------------------------------------------------------

 3 Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the total of all Purchase Payments at the time the fee is due is less than $50,000.
 4 For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only applicable if Account Value is less than $25,000 at the time the fee is assessed.

 5 The Premium Based Charge applicable to a Purchase Payment is determined by multiplying (1) the amount of that Purchase Payment by (2) its associated Premium Based Charge percentage, as shown in the table above. Each Purchase Payment is subject to a Premium Based Charge for a 7 year period following the date the Purchase Payment is allocated to the Annuity. The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. For Purchase Payments allocated to the Annuity before the first Quarterly Annuity Anniversary, the Premium Based Charge for each Purchase Payment is based on the total of all such Purchase Payments received up to and including the Valuation Day before the first Quarterly Annuity Anniversary. Please see the Fees and Charges section for details and Appendix C for examples of the operation of the Premium Based Charge. "Quarterly Annuity Anniversary" refers to each successive three-month anniversary of the Issue Date of the Annuity.

 6 The different tiers of Premium Based Charges separated by "breakpoints", are shown in the table above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the table above), then the entire Purchase Payment will be subject to the Premium Based Charge applicable to that tier. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the Premium Based Charge percentage applicable to each of those Purchase Payments is based on the total of all such Purchase Payments (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or partial withdrawals are taken. Please see Appendix C for examples of the operation of the Premium Based Charge.
 7 The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

                    YOUR OPTIONAL BENEFIT FEES AND CHARGES

 The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above. The first column shows the charge for each optional benefit on a maximum and current basis. The next column shows the total expenses you would pay for the Annuity if you purchased the relevant optional benefit. More specifically, this column shows the total charge for the optional benefit plus the Total Annualized Insurance Fees/Charges applicable to the Annuity. Where the charges cannot actually be totaled (because they are assessed against different base values), we show both individual charges.

       -----------------------------------------------------------------
                    YOUR OPTIONAL BENEFIT FEES AND CHARGES
       -----------------------------------------------------------------
                                              ANNUALIZED
                                              OPTIONAL        TOTAL
                                               BENEFIT     ANNUALIZED
                 OPTIONAL BENEFIT             CHARGE/ 8/   CHARGE/ 9/
       -----------------------------------------------------------------
       HIGHEST DAILY LIFETIME INCOME v2.1
       (assessed against greater of Account
       Value and Protected Withdrawal Value)

       Maximum Charge/ 10/                      2.00%     0.85% + 2.00%
       Current Charge                           1.00%     0.85% + 1.00%
       -----------------------------------------------------------------
       SPOUSAL HIGHEST DAILY LIFETIME INCOME
       v2.1
       (assessed against greater of Account
       Value and Protected Withdrawal Value)

       Maximum Charge/ 10/                      2.00%     0.85% + 2.00%
       Current Charge                           1.10%     0.85% + 1.10%
       -----------------------------------------------------------------

 8 The charge for each of the Highest Daily Lifetime Income v2.1 benefits listed above is assessed against the greater of Account Value and the Protected Withdrawal Value (PWV). Please see the Living Benefits section of this prospectus for an explanation of PWV.
 9 How The Optional Benefit Fees And Charges Are Determined For Highest Daily Lifetime Income suite of benefits listed above: The charge is taken out of the Sub-accounts as described below:
    Highest Daily Lifetime Income v2.1: 1.00% current optional benefit charge is in addition to the current 0.85% Insurance Charge of amounts invested in the Sub-accounts.
    Spousal Highest Daily Lifetime Income v2.1: 1.10% current optional benefit charge is in addition to the current 0.85% Insurance Charge of amounts invested in the Sub-accounts.

 10 We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. Also, if you decide to elect or re-add a benefit after your contract has been issued, the charge for the benefit under your contract will equal the current charge for then new contract owners up to the maximum indicated.


 The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("Portfolios") before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

              ----------------------------------------------------
                  TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
              ----------------------------------------------------
                                                 MINIMUM  MAXIMUM
              ----------------------------------------------------
              Total Portfolio Operating Expense  0.58%    1.69%
              ----------------------------------------------------


 The following are the total annual expenses for each underlying mutual fund ("Portfolio"). The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses, any 12b-1 fees, and certain other expenses. The fees and expenses have been restated to reflect fee and expense changes implemented following shareholder approval of a Rule 12b-1 plan for the Portfolios, as explained in the current prospectus for the Portfolios. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets. For certain of the Portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life of New Jersey with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

---------------------------------------------------------------------------------------------------------------------------------
                                                UNDERLYING MUTUAL FUND PORTFOLIO
                                                        ANNUAL EXPENSES+

                                                (as a percentage of the average
                                                  net assets of the underlying
                                                          Portfolios)
---------------------------------------------------------------------------------------------------------------------------------
  UNDERLYING PORTFOLIO                                                                           Total
                                               Distribution             Broker Fees  Acquired   Annual    Contractual  Net Annual
                                                  and/or     Dividend   and Expenses Portfolio Portfolio  Fee Waiver   Portfolio
                           Management  Other   Service Fees Expense on    on Short    Fees &   Operating  or Expense   Operating
                              Fees    Expenses (12b-1 fees) Short Sales    Sales     Expenses  Expenses  Reimbursement  Expenses
---------------------------------------------------------------------------------------------------------------------------------
Advanced Series Trust
 AST Academic Strategies
  Asset Allocation           0.71%     0.03%      0.04%        0.09%       0.01%       0.66%     1.54%       0.00%       1.54%
 AST Advanced Strategies     0.81%     0.03%      0.10%        0.00%       0.00%       0.05%     0.99%       0.00%       0.99%
 AST AQR Emerging Markets
  Equity /1/                 1.09%     0.16%      0.10%        0.00%       0.00%       0.00%     1.35%       0.00%       1.35%
 AST Balanced Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.85%     1.01%       0.00%       1.01%
 AST BlackRock Global
  Strategies                 0.97%     0.03%      0.10%        0.00%       0.00%       0.02%     1.12%       0.00%       1.12%
 AST BlackRock Value         0.82%     0.02%      0.10%        0.00%       0.00%       0.00%     0.94%       0.00%       0.94%
 AST Capital Growth Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.88%     1.04%       0.00%       1.04%
 AST Clearbridge Dividend
  Growth /2/                 0.84%     0.05%      0.10%        0.00%       0.00%       0.00%     0.99%       0.00%       0.99%
 AST Cohen & Steers Realty   0.98%     0.03%      0.10%        0.00%       0.00%       0.00%     1.11%       0.00%       1.11%
 AST Federated Aggressive
  Growth                     0.93%     0.07%      0.10%        0.00%       0.00%       0.00%     1.10%       0.00%       1.10%
 AST FI Pyramis(R) Asset
  Allocation /3/             0.82%     0.11%      0.10%        0.20%       0.07%       0.01%     1.31%       0.00%       1.31%
 AST First Trust Balanced
  Target                     0.82%     0.03%      0.10%        0.00%       0.00%       0.00%     0.95%       0.00%       0.95%
 AST First Trust Capital
  Appreciation Target        0.81%     0.03%      0.10%        0.00%       0.00%       0.00%     0.94%       0.00%       0.94%
 AST Franklin Templeton
  Founding Funds
  Allocation /4/             0.91%     0.02%      0.10%        0.00%       0.00%       0.00%     1.03%       0.00%       1.03%
 AST Global Real Estate      0.99%     0.07%      0.10%        0.00%       0.00%       0.00%     1.16%       0.00%       1.16%
 AST Goldman Sachs
  Concentrated Growth        0.88%     0.03%      0.10%        0.00%       0.00%       0.00%     1.01%       0.00%       1.01%
 AST Goldman Sachs
  Large-Cap Value            0.72%     0.02%      0.10%        0.00%       0.00%       0.00%     0.84%       0.00%       0.84%
 AST Goldman Sachs
  Mid-Cap Growth             0.99%     0.04%      0.10%        0.00%       0.00%       0.00%     1.13%       0.00%       1.13%
 AST Goldman Sachs
  Small-Cap Value            0.94%     0.04%      0.10%        0.00%       0.00%       0.09%     1.12%       0.00%       1.12%
 AST High Yield              0.72%     0.03%      0.10%        0.00%       0.00%       0.00%     0.85%       0.00%       0.85%
 AST Horizon Moderate
  Asset Allocation           0.30%     0.02%      0.00%        0.00%       0.00%       0.71%     1.03%       0.00%       1.03%
 AST International Growth    0.97%     0.05%      0.10%        0.00%       0.00%       0.00%     1.12%       0.00%       1.12%
 AST International Value     0.97%     0.05%      0.10%        0.00%       0.00%       0.00%     1.12%       0.00%       1.12%
 AST Investment Grade
  Bond /5,6/                 0.63%     0.02%      0.10%        0.00%       0.00%       0.00%     0.75%      -0.04%       0.71%
 AST Jennison Large-Cap
  Growth                     0.87%     0.02%      0.10%        0.00%       0.00%       0.00%     0.99%       0.00%       0.99%
 AST Jennison Large-Cap
  Value                      0.73%     0.02%      0.10%        0.00%       0.00%       0.00%     0.85%       0.00%       0.85%
 AST J.P. Morgan Global
  Thematic                   0.92%     0.05%      0.10%        0.00%       0.00%       0.00%     1.07%       0.00%       1.07%
 AST J.P. Morgan
  International Equity       0.87%     0.09%      0.10%        0.00%       0.00%       0.00%     1.06%       0.00%       1.06%
 AST J.P. Morgan
  Strategic Opportunities    0.97%     0.05%      0.10%        0.12%       0.01%       0.00%     1.25%       0.00%       1.25%

---------------------------------------------------------------------------------------------------------------------------------
                                                UNDERLYING MUTUAL FUND PORTFOLIO
                                                        ANNUAL EXPENSES+

                                                (as a percentage of the average
                                                  net assets of the underlying
                                                          Portfolios)
---------------------------------------------------------------------------------------------------------------------------------
  UNDERLYING PORTFOLIO                                                                           Total
                                               Distribution             Broker Fees  Acquired   Annual    Contractual  Net Annual
                                                  and/or     Dividend   and Expenses Portfolio Portfolio  Fee Waiver   Portfolio
                           Management  Other   Service Fees Expense on    on Short    Fees &   Operating  or Expense   Operating
                              Fees    Expenses (12b-1 fees) Short Sales    Sales     Expenses  Expenses  Reimbursement  Expenses
---------------------------------------------------------------------------------------------------------------------------------
Advanced Series Trust
 continued
 AST Large-Cap Value         0.72%     0.03%      0.10%        0.00%       0.00%       0.00%     0.85%       0.00%       0.85%
 AST Lord Abbett Core
  Fixed- Income /7/          0.77%     0.02%      0.10%        0.00%       0.00%       0.00%     0.89%      -0.13%       0.76%
 AST Marsico Capital
  Growth                     0.87%     0.02%      0.10%        0.00%       0.00%       0.00%     0.99%       0.00%       0.99%
 AST MFS Global Equity       0.99%     0.09%      0.10%        0.00%       0.00%       0.00%     1.18%       0.00%       1.18%
 AST MFS Growth              0.87%     0.02%      0.10%        0.00%       0.00%       0.00%     0.99%       0.00%       0.99%
 AST MFS Large-Cap
  Value                      0.83%     0.06%      0.10%        0.00%       0.00%       0.00%     0.99%       0.00%       0.99%
 AST Mid-Cap Value           0.94%     0.04%      0.10%        0.00%       0.00%       0.00%     1.08%       0.00%       1.08%
 AST Moderate Asset
  Allocation /8/             0.30%     0.02%      0.00%        0.00%       0.00%       0.71%     1.03%       0.00%       1.03%
 AST Money Market            0.46%     0.02%      0.10%        0.00%       0.00%       0.00%     0.58%       0.00%       0.58%
 AST Neuberger Berman
  Core Bond /9/              0.68%     0.03%      0.10%        0.00%       0.00%       0.00%     0.81%      -0.01%       0.80%
 AST Neuberger Berman
  Mid-Cap Growth             0.88%     0.03%      0.10%        0.00%       0.00%       0.00%     1.01%       0.00%       1.01%
 AST Neuberger Berman/LSV
  Mid-Cap Value              0.89%     0.04%      0.10%        0.00%       0.00%       0.00%     1.03%       0.00%       1.03%
 AST New Discovery Asset
  Allocation/ 10/            0.84%     0.09%      0.10%        0.00%       0.00%       0.00%     1.03%       0.00%       1.03%
 AST Parametric Emerging
  Markets Equity             1.07%     0.24%      0.10%        0.00%       0.00%       0.00%     1.41%       0.00%       1.41%
 AST PIMCO Limited
  Maturity Bond              0.62%     0.03%      0.10%        0.00%       0.00%       0.00%     0.75%       0.00%       0.75%
 AST PIMCO Total Return
  Bond                       0.60%     0.03%      0.10%        0.00%       0.00%       0.00%     0.73%       0.00%       0.73%
 AST Preservation Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.80%     0.96%       0.00%       0.96%
 AST Prudential Core
  Bond /9/                   0.67%     0.02%      0.10%        0.00%       0.00%       0.00%     0.79%      -0.03%       0.76%
 AST QMA Emerging Markets
  Equity /11/                1.09%     0.21%      0.10%        0.00%       0.00%       0.00%     1.40%       0.00%       1.40%
 AST QMA US Equity Alpha     0.99%     0.06%      0.10%        0.29%       0.25%       0.00%     1.69%       0.00%       1.69%
 AST Schroders Global
  Tactical                   0.92%     0.04%      0.10%        0.00%       0.00%       0.15%     1.21%       0.00%       1.21%
 AST Schroders
  Multi-Asset World
  Strategies                 1.07%     0.05%      0.10%        0.00%       0.00%       0.13%     1.35%       0.00%       1.35%
 AST Small-Cap Growth        0.88%     0.03%      0.10%        0.00%       0.00%       0.00%     1.01%       0.00%       1.01%
 AST Small-Cap Value         0.88%     0.04%      0.10%        0.00%       0.00%       0.03%     1.05%       0.00%       1.05%
 AST T. Rowe Price Asset
  Allocation                 0.81%     0.02%      0.10%        0.00%       0.00%       0.00%     0.93%       0.00%       0.93%
 AST T. Rowe Price Equity
  Income                     0.72%     0.01%      0.10%        0.00%       0.00%       0.00%     0.83%       0.00%       0.83%
 AST T. Rowe Price Global
  Bond                       0.79%     0.08%      0.10%        0.00%       0.00%       0.00%     0.97%       0.00%       0.97%
 AST T. Rowe
  Price Large-Cap Growth     0.84%     0.02%      0.10%        0.00%       0.00%       0.00%     0.96%       0.00%       0.96%
 AST T. Rowe Price
  Natural Resources          0.88%     0.04%      0.10%        0.00%       0.00%       0.00%     1.02%       0.00%       1.02%
 AST Wellington
  Management Hedged Equity   0.98%     0.06%      0.10%        0.00%       0.00%       0.03%     1.17%       0.00%       1.17%
 AST Western Asset Core
  Plus Bond                  0.67%     0.03%      0.10%        0.00%       0.00%       0.00%     0.80%       0.00%       0.80%
 AST Western Asset
  Emerging Markets
  Debt /12/                  0.83%     0.11%      0.10%        0.00%       0.00%       0.00%     1.04%       0.05%       0.99%

 + Expense information in the Underlying Mutual Fund Portfolio Annual Expenses Table has been restated to reflect current fees.

 1 The AST AQR Emerging Markets Equity Portfolio will commence operations on February 25, 2013. Estimated "Other Expenses" based in part on assumed average daily net assets of approximately $300 million for the Portfolio for the fiscal period ending December 31, 2013.
 2 The AST Clearbridge Dividend Growth Portfolio will commence operations on February 25, 2013. Estimated "Other Expenses" based in part on assumed average daily net assets of approximately $400 million for the Portfolio for the fiscal period ending December 31, 2013.

 3  Pyramis is a registered service mark of FMR LLC. Used under license.
 4 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses so that the investment management fees plus other expenses (exclusive in all cases of taxes, short sale interest and dividend expenses, brokerage commissions, underlying portfolio fees and expenses, and extraordinary expenses) for the Portfolio do not exceed 1.10% of the average daily net assets of the Portfolio through June 30, 2015. This expense limitation may not be terminated or modified prior to June 30, 2015, but may be discontinued or modified thereafter. The decision on whether to renew, terminate or modify this waiver after June 30, 2015 will be subject to review by the Manager and the Board of Trustees of the Trust.
 5 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, acquired portfolio fees and expenses and extraordinary expenses) do not exceed 0.99% of the Portfolio's average daily net assets through June 30, 2015. This arrangement may not be terminated or modified prior to June 30, 2015, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after June 30, 2015 will be subject to review by the Manager and the Portfolio's Board of Trustees.

 6 The Portfolio's distributor, Prudential Annuities Distributors, Inc. ("PAD"), has contractually agreed to reduce its distribution and service fees so that the effective distribution and service fee rate paid by the Portfolio is reduced based on the average daily net assets of the Portfolio as follows: 0.08% over $300 million in daily net assets up to and including $500 million in average daily net assets; 0.07% over $500 million in daily net assets up to and including $750 million in average daily net assets; and 0.06% over $750 million in daily net assets. The contractual waiver does not include an expiration or termination date as it is contractually guaranteed by PAD on a permanent basis, and the Investment Managers and PAD cannot terminate or otherwise modify the waiver.
 7 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fee, so that the effective management fee rate paid by the Portfolio is as follows: 0.70% to $500 million of average daily net assets; 0.675% over $500 million in average daily net assets up to and including $1 billion in average daily net assets; and 0.65% over $1 billion in average daily net assets. This arrangement may not be terminated or modified prior to June 30, 2015, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after June 30, 2015 will be subject to review by the Investment Managers and the Portfolio's Board of Trustees.
 8 If approved by shareholders, the Portfolio will be restructured on or about April 29, 2013. As restructured, the Portfolio will no longer be a fund-of-funds and will be renamed the AST RCM World Trends Portfolio. Based on assets of December 31, 2012, as restructured, the Portfolio would have a management fee of 0.92%, other expenses of 0.14%, acquired fund fees and expenses of 0.00%, total annual operating expenses before contractual fee waiver of 1.06%, a contractual fee waiver of 0.07% through at least June 30, 2014, and net annual operating expenses after fee waiver of 0.99%.

 9 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fees so that the Portfolio's investment management fee would equal 0.70% of the Portfolio's first $500 million of average daily net assets, 0.675% of the Portfolio's average daily net assets between $500 million and $1 billion, and 0.65% of the Portfolio's average daily net assets in excess of $1 billion through June 30, 2015. This contractual investment management fee waiver may not be terminated or modified prior to June 30, 2015, but may be discontinued or modified thereafter. The decision on whether to renew, modify, or discontinue this expense limitation after June 30, 2015 will be subject to review by the Manager and the Board of Trustees of the Portfolio.
 10 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses, so that the investment management fees plus other expenses (exclusive in all cases of taxes, short sale interest and dividend expenses, brokerage commissions, acquired portfolio fees and expenses, and extraordinary expenses) for the Portfolio do not exceed 1.08% of its average daily net assets through June 30, 2015. This expense limitation may not be terminated or modified prior to June 30, 2015, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the expense limitation after June 30, 2015 will be subject to review by the Investment Managers and the Portfolio's Board of Trustees.

 11 The AST QMA Emerging Markets Equity Portfolio will commence operations on
    February 25, 2013. Estimated "Other Expenses" based in part on assumed average daily net assets of approximately $300 million for the Portfolio for the fiscal period ending December 31, 2013.

 12 Prudential Investments LLC ("PI") and AST Investment Services, Inc. ("AST") have contractually agreed to waive a portion of their investment management fee so that the Portfolio's investment management fee would equal 0.80% of the Portfolio's average daily net assets through June 30, 2015. This contractual investment management fee waiver may not be terminated or modified prior to June 30, 2015, but may be discontinued or modified thereafter. The decision on whether to renew, modify, or discontinue this expense limitation after June 30, 2015 will be subject to review by the Manager and the Board of Trustees of the Trust.

                               EXPENSE EXAMPLES

 These examples are intended to help you compare the cost of investing in one Pruco Life of New Jersey Annuity with the cost of investing in other Pruco Life of New Jersey Annuities and/or other variable annuities. Below are examples for the Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges."
   .   Insurance Charge
   .   Premium Based Charge
   .   Contingent Deferred Sales Charge (when and if applicable)
   .   Annual Maintenance Fee
   .   Optional benefit fees

 The examples also assume the following for the period shown:

   . You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses and the expenses remain the same each year*

   .   For each charge, we deduct the maximum charge rather than the current charge
   .   You make no withdrawals of Account Value
   .   You make no transfers, or other transactions for which we charge a fee
   . You elect the Spousal Highest Daily Lifetime Income v2.1, which is the maximum optional benefit charge.

 Amounts shown in the examples are rounded to the nearest dollar.

 * Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection.

 THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

 Expense Examples are provided as follows:

 If you surrender your Annuity at the end of the applicable time period:

                      1 Year  3 Years  5 Years  10 Years
                      -----------------------------------
                      $989    $1,907   $2,880   $5,206
                      -----------------------------------

 If you do not surrender your Annuity, or if you annuitize your Annuity:

                      1 Year  3 Years  5 Years  10 Years
                      -----------------------------------
                      $489    $1,507   $2,580   $5,206
                      -----------------------------------

 Please see Appendix A for a table of Accumulation Unit Values.

                                    SUMMARY

 This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

 The Annuity: The variable annuity contract issued by Pruco Life of New Jersey is a contract between you, the Owner, and Pruco Life of New Jersey, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.

 The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

 GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

 Purchase: Your eligibility to purchase the Annuity is based on your age and the amount of your initial Purchase Payment. The "Maximum Age for Initial Purchase" applies to the oldest Owner and Annuitant as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For this Annuity the maximum age is 80. The minimum initial Purchase Payment is $10,000. See your Financial Professional to complete an application.

 After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order. "Good Order" is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order. The "Service Office" is the place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled "How To Contact Us" for the Service Office address.

 Please see "Requirements for Purchasing the Annuity" for more detail.

 Investment Options: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. The optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

 Please see "Investment Options," and "Managing Your Account Value" for information.

 Access To Your Money: You can receive income by taking partial withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each Annuity Year without being subject to a Contingent Deferred Sales Charge.

 Please see "Access to Account Value" and "Annuity Options" for more information.

 Optional Living Benefits
 Guaranteed Lifetime Withdrawal Benefits. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "Protected Withdrawal Value", even if your Account Value falls to zero. The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. The Account Value has no guarantees, may fluctuate, and can lose value. If you withdraw more than the allowable amount during any year (referred to as "Excess Income"), your future level of guaranteed withdrawals decreases.

 We currently offer the following benefits:
..   Highest Daily Lifetime Income v2.1
..   Spousal Highest Daily Lifetime Income v2.1

 These benefits utilize a predetermined mathematical formula to help us manage your guarantee through all market cycles. Under the predetermined mathematical formula, your Account Value may be transferred between certain "permitted Sub-accounts" on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional benefits section as well as Appendix B to this prospectus for more information on the formula.

 In the Living Benefits section, we describe guaranteed minimum withdrawal benefits that allow you to withdraw a specified amount each year for life (or joint lives, for the spousal version of the benefit). Please be aware that if you withdraw more than that amount in a given year (i.e., "Excess Income"), that may permanently reduce the guaranteed amount you can withdraw in future years. Thus, you should think carefully before taking such Excess Income. If you wish to withdraw Excess Income but are uncertain how it will impact your future guaranteed withdrawal amounts, you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of taking the withdrawal.

 Death Benefit: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a death benefit generally equal to the greater of Account Value and Purchase Payments (adjusted for partial withdrawals). The calculation of the death benefit may be different if you elect Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1.

 Please see "Death Benefit" for more information.

 Fees and Charges: Each Annuity, and the optional living benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

 What does it mean that my annuity is "tax-deferred"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

 You may also purchase the Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

 Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."

 Other Information: Please see the section entitled "General Information" for more information about the Annuity, including legal information about Pruco Life of New Jersey, the Separate Account, and underlying funds. The "Separate Account" is referred to as the "Variable Separate Account" in your Annuity.

                              INVESTMENT OPTIONS

 The Investment Options under each Annuity consist of the Sub-accounts. In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits.

 Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.

 As a condition of participating in the optional living benefits, you may be restricted from investing in certain Sub-accounts. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime Income v2.1) employ a predetermined mathematical formula, under which money is transferred between your chosen Sub-accounts and the AST Investment Grade Bond Portfolio.

 You should be aware that the operation of the formula may result in large-scale asset flows into and out of your chosen Sub-accounts and the AST Investment Grade Bond Portfolio, which could subject those portfolios to certain risks and adversely impact their expenses and performance. Even if you do not elect an optional living benefit that employs a predetermined mathematical formula, the expenses, performance, and risk profile of your investment may be adversely impacted as described below to the extent you select Permitted Sub-accounts. The mathematical formula may adversely affect a portfolio's investment performance by requiring the sub-advisor to purchase and sell securities at inopportune times and by otherwise limiting the sub-advisor's ability to fully implement that portfolio's investment strategies. Because transfers to and from your chosen Sub-accounts and the AST Investment Grade Bond Portfolio can be frequent and the amount transferred can vary, any of these portfolios could experience the following additional effects, among others:

 (a)the sub-advisor may be required to hold a larger portion of assets in highly liquid securities than it otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held;
 (b)a portfolio may experience higher turnover, which could result in higher operating expense ratios and transaction costs for the portfolio compared to other similar funds; and,
 (c)if the sub-advisor must sell securities that are thinly-traded to satisfy redemption requests initiated pursuant to the formula, such sales could have a significant adverse impact on the price of such securities and the cash proceeds received by the portfolio.

 Please consult the prospectus for the applicable portfolio for additional information about these effects.

 VARIABLE INVESTMENT OPTIONS
 Each Variable Investment Option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see "Pruco Life of New Jersey and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. Please note: the AST Investment Grade Bond Portfolio is not available for allocation of Purchase Payments.

 Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios.

 The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception.

 Conversely, certain retail mutual funds may be managed by the same portfolio advisor or sub-advisor as a Portfolio available as a Sub-account or have a similar name. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. The current prospectuses and statements of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888. Please read the Prospectus carefully before investing.

 The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, one or more sub-advisors, as noted below, are engaged to conduct day-to-day management. Allocations made to all AST Portfolios benefit us financially.

 Please see the Other Information section, under the heading "Service Fees Payable to Pruco Life of New Jersey" for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates. You may select portfolios individually, create your own combination of portfolios (certain limitations apply - see "Limitations with Optional Benefits" later in this section), or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential Portfolio Combinations, each Prudential Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Prudential Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Prudential Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Prudential Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Prudential Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Prudential Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Prudential Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Prudential Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime Income v2.1) that makes transfers under a predetermined mathematical formula, and you have elected automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

 If you are interested in a Prudential Portfolio Combination, you should work with your Financial Professional to select the Prudential Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. Some selling firms may not offer Prudential Portfolio Combinations. In providing these Prudential Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Prudential Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

         INVESTMENT OBJECTIVES/POLICIES      STYLE/        PORTFOLIO
                                              TYPE         ADVISOR/
                                                          SUBADVISOR
     ----------------------------------------------------------------------
             ADVANCED SERIES TRUST
     ----------------------------------------------------------------------
      AST Academic Strategies Asset          ASSET       AlphaSimplex
      Allocation Portfolio: seeks long       ALLOCA     Group, LLC; AQR
      term capital appreciation. The          TION          Capital
      Portfolio is a multi-asset class                  Management, LLC
      fund that pursues both top-down                  and CNH Partners,
      asset allocation strategies and                        LLC;
      bottom-up selection of securities,                 CoreCommodity
      investment managers, and mutual                  Management, LLC;
      funds. Under normal circumstances,                First Quadrant,
      approximately 60% of the assets will              L.P.; Jennison
      be allocated to traditional asset                 Associates LLC;
      classes (including US and                           J.P. Morgan
      international equities and bonds)                   Investment
      and approximately 40% of the assets              Management, Inc.;
      will be allocated to nontraditional              Pacific Investment
      asset classes and strategies                        Management
      (including real estate, commodities,                Company LLC
      and alternative strategies). Those                   (PIMCO);
      percentages are subject to change at                Prudential
      the discretion of the advisor.                   Investments LLC;
                                                         Quantitative
                                                          Management
                                                        Associates LLC;
                                                         Western Asset
                                                          Management
                                                       Company; Western
                                                       Asset Management
                                                        Company Limited
     ----------------------------------------------------------------------
      AST Advanced Strategies Portfolio:     ASSET         LSV Asset
      seeks a high level of absolute         ALLOCA       Management;
      return by using traditional and         TION      Marsico Capital
      non-traditional investment                       Management, LLC;
      strategies and by investing in                   Pacific Investment
      domestic and foreign equity and                     Management
      fixed-income securities, derivative                 Company LLC
      instruments and other investment                     (PIMCO);
      companies. The Portfolio uses                      Quantitative
      traditional and non-traditional                     Management
      investment strategies by investing                Associates LLC;
      in domestic and foreign equity and                 T. Rowe Price
      fixed-income securities, derivative              Associates, Inc.;
      instruments and other investment                  William Blair &
      companies. The asset allocation                    Company, LLC
      generally provides for an allotment
      of 60% of the portfolio's assets to
      a combination of domestic and
      international equity strategies and
      the remaining 40% of assets in a
      combination of U.S. fixed income,
      hedged international bond, real
      return assets and other investment
      companies. Quantitative Management
      Associates LLC allocates the assets
      of the portfolio across different
      investment categories and
      subadvisors.
     ----------------------------------------------------------------------
      AST AQR Emerging Markets Equity         INTER       AQR Capital
      Portfolio: seeks long-term capital    NATIONAL    Management LLC
      appreciation. The Portfolio seeks to   EQUITY
      achieve its investment objective by
      both overweighting and
      underweighting securities,
      countries, and currencies relative
      to the MSCI Emerging Market Index,
      using proprietary quantitative
      return forecasting models and
      systematic risk-control methods
      developed by the subadvisor. Under
      normal circumstances, the Portfolio
      will invest at least 80% of its
      assets in equity securities of
      issuers: (i) located in emerging
      market countries or (ii) included as
      emerging market issuers in one or
      more broad-based market indices. The
      subadvisor intends to make use of
      certain derivative instruments in
      order to implement its investment
      strategy.
     ----------------------------------------------------------------------

         INVESTMENT OBJECTIVES/POLICIES       STYLE/        PORTFOLIO
                                               TYPE         ADVISOR/
                                                           SUBADVISOR
     ----------------------------------------------------------------------
      AST Balanced Asset Allocation            ASSET       Prudential
      Portfolio: seeks to obtain the           ALLOCA    Investments LLC;
      highest potential total return           TION       Quantitative
      consistent with its specified level                  Management
      of risk. The Portfolio primarily                   Associates LLC
      invests its assets in a diversified
      portfolio of other mutual funds,
      within the Advanced Series Trust and
      certain affiliated money market
      funds. Under normal market
      conditions, the Portfolio will
      devote approximately 60% of its net
      assets to underlying portfolios
      investing primarily in equity
      securities (with a range of 52.5% to
      67.5%), and 40% of its net assets to
      underlying portfolios investing
      primarily in debt securities and
      money market instruments (with a
      range of 32.5% to 47.5%). The
      Portfolio is not limited to
      investing exclusively in shares of
      the underlying portfolios and may
      invest in securities, exchange
      traded funds (ETFs), and futures
      contracts, swap agreements and other
      financial and derivative instruments.
     ----------------------------------------------------------------------
      AST BlackRock Global Strategies          ASSET        BlackRock
      Portfolio: seeks a high total return     ALLOCA       Financial
      consistent with a moderate level of      TION      Management, Inc.
      risk. The Portfolio is a global,
      multi asset-class portfolio that
      invests directly in, among other
      things, equity and equity-related
      securities, investment grade debt
      securities (including, without
      limitation, U.S. Treasuries and U.S.
      government securities),
      non-investment grade bonds (also
      known as "high yield bonds" or "junk
      bonds"), real estate investment
      trusts (REITs), exchange traded
      funds (ETFs), and derivative
      instruments, including
      commodity-linked derivative
      instruments.
     ----------------------------------------------------------------------
      AST BlackRock Value Portfolio: seeks   LARGE CAP      BlackRock
      maximum growth of capital by             VALUE       Investment
      investing primarily in the value                   Management, LLC
      stocks of larger companies. The
      Portfolio pursues its objective,
      under normal market conditions, by
      investing at least 80% of the value
      of its assets in the equity
      securities of large-sized companies
      included in the Russell 1000(R)
      Value Index. The subadvisor employs
      an investment strategy designed to
      maintain a portfolio of equity
      securities which approximates the
      market risk of those stocks included
      in the Russell 1000(R) Value Index,
      but which attempts to outperform the
      Russell 1000(R) Value Index through
      active stock selection.
     ----------------------------------------------------------------------
      AST Capital Growth Asset Allocation      ASSET       Prudential
      Portfolio: seeks to obtain a total      ALLOCA-    Investments LLC;
      return consistent with its specified     TION       Quantitative
      level of risk. The Portfolio                         Management
      primarily invests its assets in a                  Associates LLC
      diversified portfolio of other
      mutual funds, within the Advanced
      Series Trust and certain affiliated
      money market funds. Under normal
      market conditions, the Portfolio
      will devote approximately 75% of its
      net assets to underlying portfolios
      investing primarily in equity
      securities (with a range of 67.5% to
      80%), and 25% of its net assets to
      underlying portfolios investing
      primarily in debt securities and
      money market instruments (with a
      range of 20.0% to 32.5%). The
      Portfolio is not limited to
      investing exclusively in shares of
      the underlying portfolios and may
      invest in securities, exchange
      traded funds (ETFs), and futures
      contracts, swap agreements and other
      financial and derivative instruments.
     ----------------------------------------------------------------------
      AST Clearbridge Dividend Growth        LARGE CAP     ClearBridge
      Portfolio: seeks income, capital                   Investments, LLC
      preservation, and capital
      appreciation. Under normal
      circumstances, at least 80% of the
      Portfolio's assets will be invested
      in equity or equity-related
      securities which the subadvisor
      believes have the ability to
      increase dividends over the longer
      term. The subadvisor will manage the
      Portfolio to provide exposure to
      companies that either pay an
      existing dividend or have the
      potential to pay and/or
      significantly grow their dividends.
      To do so, the subadvisor will
      conduct fundamental research to
      screen for companies that have
      attractive dividend yields, a
      history and potential for positive
      dividend growth, strong balance
      sheets, and reasonable valuations.
     ----------------------------------------------------------------------
      AST Cohen & Steers Realty Portfolio:   SPECIALTY   Cohen & Steers
      seeks to maximize total return                         Capital
      through investment in real estate                  Management, Inc.
      securities. The Portfolio pursues
      its investment objective by
      investing, under normal
      circumstances, at least 80% of its
      net assets in securities issued by
      companies associated with the real
      estate industry, such as real estate
      investment trusts (REITs). Under
      normal circumstances, the Portfolio
      will invest substantially all of its
      assets in the equity securities of
      real estate related issuers, i.e., a
      company that derives at least 50% of
      its revenues from the ownership,
      construction, financing, management
      or sale of real estate or that has
      at least 50% of its assets in real
      estate.
     ----------------------------------------------------------------------

       INVESTMENT OBJECTIVES/POLICIES      STYLE/          PORTFOLIO
                                            TYPE           ADVISOR/
                                                          SUBADVISOR
   -------------------------------------------------------------------------
    AST Federated Aggressive Growth       SMALL CAP    Federated Equity
    Portfolio: seeks capital growth. The   GROWTH         Management
    Portfolio pursues its investment                      Company of
    objective by investing primarily in                  Pennsylvania/
    the stocks of small companies that                 Federated Global
    are traded on national security                       Investment
    exchanges, NASDAQ stock exchange and               Management Corp.
    the over- the-counter-market. Small
    companies are defined as companies
    with market capitalizations similar
    to companies in the Russell 2000
    Index and S&P 600 Small Cap Index.
   -------------------------------------------------------------------------
    AST FI Pyramis(R) Asset Allocation      ASSET       Pyramis Global
    Portfolio: seeks to maximize total     ALLOCA-      Advisors, LLC a
    return. In seeking to achieve the       TION           Fidelity
    Portfolio's investment objective,                     Investments
    the Portfolio's assets are allocated                    Company
    across eight uniquely specialized
    investment strategies. The Portfolio
    has five strategies that invest
    primarily in equity securities, two
    fixed-income strategies (the Broad
    Market Duration Strategy and the
    High Yield Bond Strategy), and one
    strategy designed to provide
    liquidity (the Liquidity Strategy).
   -------------------------------------------------------------------------
    AST First Trust Balanced Target         ASSET     First Trust Advisors
    Portfolio: seeks long-term capital     ALLOCA-           L.P.
    growth balanced by current income.      TION
    The Portfolio seeks to achieve its
    objective by investing approximately
    65% of its net assets in equity
    securities and approximately 35% of
    its net assets in fixed- income
    securities as of the annual security
    selection date. Depending on market
    conditions, the equity portion may
    range between 60-70% of the
    Portfolio's net assets and the
    fixed-income portion may range
    between 30-40% of the Portfolio's
    net assets. The revised allocations
    do not take into account the
    potential investment of up to 5% of
    the Portfolio's assets in the
    "liquidity" investment sleeve. In
    seeking to achieve its investment
    objective, the Portfolio allocates
    its assets across multiple uniquely
    specialized investment strategies.
    On or about the annual selection
    date (currently March 1 under normal
    circumstances), the Portfolio
    establishes both the percentage
    allocations among the various
    investment strategies under normal
    circumstances and the percentage
    allocation of each security's
    position within each of the
    investment strategies that invest
    primarily in equity securities.
   -------------------------------------------------------------------------
    AST First Trust Capital Appreciation    ASSET     First Trust Advisors
    Target Portfolio: seeks long-term      ALLOCA-           L.P.
    capital growth. The Portfolio seeks     TION
    to achieve its objective by
    investing approximately 80% of its
    net assets in equity securities and
    approximately 20% of its net assets
    in fixed-income securities as of the
    annual security selection date.
    Depending on market conditions, the
    equity portion may range between
    75-85% of the Portfolio's net assets
    and the fixed- income portion may
    range between 15-25% of the
    Portfolio's net assets. The revised
    allocations do not take into account
    the potential investment of up to 5%
    of the Portfolio's assets in the
    "liquidity" investment sleeve. In
    seeking to achieve its investment
    objective, the Portfolio allocates
    its assets across multiple uniquely
    specialized investment strategies.
    On or about the annual selection
    date (currently March 1 under normal
    circumstances), the Portfolio
    establishes both the percentage
    allocations among the various
    investment strategies under normal
    circumstances and the percentage
    allocation of each security's
    position within each of the
    investment strategies that invest
    primarily in equity securities.
   -------------------------------------------------------------------------
    AST Franklin Templeton Founding         ASSET     Franklin Advisers,
    Funds Allocation Portfolio: seeks      ALLOCA-      Inc.; Franklin
    capital appreciation while its          TION       Mutual Advisers,
    secondary investment objective will                 LLC; Templeton
    be to seek income. Under normal                     Global Advisors
    market conditions the Portfolio will                    Limited
    seek to achieve its investment
    objectives by allocating 33 1/3% of
    its assets to each of the
    Portfolio's three subadvisors. The
    Portfolio will normally invest in a
    combination of domestic and foreign
    equity and fixed-income and money
    market securities. Depending upon
    the Portfolio's ability to achieve
    the necessary asset scale, the
    Trust's ability to implement certain
    legal agreements and custody
    arrangements, and market, economic,
    and financial conditions as of the
    Portfolio's commencement of
    operations, it may take several
    weeks for the Portfolio's assets to
    be fully invested in accordance with
    its investment objective and
    policies. During that time, it is
    anticipated that all or a portion of
    the Portfolio's assets will be
    invested in high grade, short term
    debt securities (both fixed and
    floating rate), money market funds,
    short-term bond funds,
    exchange-traded funds, and/or index
    futures contracts. A relatively long
    initial investment period may
    negatively affect the Portfolio's
    investment return and ability to
    achieve its investment objective.
   -------------------------------------------------------------------------

 Pyramis is a registered service mark of FMR LLC. Used under license.

         INVESTMENT OBJECTIVES/POLICIES      STYLE/        PORTFOLIO
                                              TYPE          ADVISOR/
                                                           SUBADVISOR
     ----------------------------------------------------------------------
      AST Global Real Estate Portfolio:     SPECIALTY   Prudential Real
      seeks capital appreciation and                    Estate Investors
      income. The Portfolio will normally
      invest at least 80% of its
      investable assets (net assets plus
      any borrowing made for investment
      purposes) in equity-related
      securities of real estate companies.
      The Portfolio will invest in
      equity-related securities of real
      estate companies on a global basis
      and the Portfolio may invest up to
      15% of its net assets in ownership
      interests in commercial real estate
      through investments in private real
      estate.
     ----------------------------------------------------------------------
      AST Goldman Sachs Concentrated        LARGE CAP    Goldman Sachs
      Growth Portfolio: seeks long-term      GROWTH     Asset Management,
      growth of capital. The Portfolio                        L.P.
      will pursue its objective by
      investing primarily in equity
      securities of companies that the
      subadvisor believes have the
      potential to achieve capital
      appreciation over the long-term. The
      Portfolio seeks to achieve its
      investment objective by investing,
      under normal circumstances, in
      approximately 30 - 45 companies that
      are considered by the subadvisor to
      be positioned for long-term growth.
     ----------------------------------------------------------------------
      AST Goldman Sachs Large-Cap Value     LARGE CAP    Goldman Sachs
      Portfolio: seeks long-term growth of    VALUE     Asset Management,
      capital. The Portfolio seeks to                         L.P.
      achieve its investment objective by
      investing in value opportunities
      that the subadvisor, defines as
      companies with identifiable
      competitive advantages whose
      intrinsic value is not reflected in
      the stock price. The Portfolio
      invests, under normal circumstances,
      at least 80% of its net assets in a
      diversified portfolio of equity
      investments in large-cap U.S.
      issuers with public stock market
      capitalizations within the range of
      the market capitalization of
      companies in the Russell 1000 Value
      Index at the time of investment.
     ----------------------------------------------------------------------
      AST Goldman Sachs Mid-Cap Growth       MID CAP     Goldman Sachs
      Portfolio: seeks long-term growth of   GROWTH     Asset Management,
      capital. The Portfolio pursues its                      L.P.
      investment objective, by investing
      primarily in equity securities
      selected for their growth potential,
      and normally invests at least 80% of
      the value of its assets in
      medium-sized companies. Medium-sized
      companies are those whose market
      capitalizations (measured at the
      time of investment) fall within the
      range of companies in the Russell
      Mid Cap Growth Index. The subadvisor
      seeks to identify individual
      companies with earnings growth
      potential that may not be recognized
      by the market at large.
     ----------------------------------------------------------------------
      AST Goldman Sachs Small-Cap Value     SMALL CAP    Goldman Sachs
      Portfolio: seeks long-term capital      VALUE     Asset Management,
      appreciation. The Portfolio will                        L.P.
      seek its objective through
      investments primarily in equity
      securities that are believed to be
      undervalued in the marketplace. The
      Portfolio will invest, under normal
      circumstances, at least 80% of the
      value of its assets in small
      capitalization companies. The
      Portfolio generally defines small
      capitalization companies as
      companies with market
      capitalizations that are within the
      range of the Russell 2000 Value
      Index at the time of purchase.
     ----------------------------------------------------------------------
      AST High Yield Portfolio: seeks         FIXED       J.P. Morgan
      maximum total return, consistent       INCOME        Investment
      with preservation of capital and                  Management, Inc.;
      prudent investment management. The                   Prudential
      Portfolio will invest, under normal                  Investment
      circumstances, at least 80% of its                Management, Inc.
      net assets plus any borrowings for
      investment purposes (measured at
      time of purchase) in non-investment
      grade high yield (also known as
      "junk bonds") fixed-income
      investments which may be represented
      by forwards or derivatives such as
      options, futures contracts, or swap
      agreements. Non-investment grade
      investments are securities rated Ba
      or lower by Moody's Investors
      Services, Inc. or equivalently rated
      by Standard & Poor's Corporation, or
      Fitch, or, if unrated, determined by
      the subadvisor to be of comparable
      quality.
     ----------------------------------------------------------------------
      AST Horizon Moderate Asset              ASSET         Horizon
      Allocation Portfolio: seeks the         ALLOCA    Investments, LLC
      highest potential total return          TION
      consistent with its specified level
      of risk tolerance. Under normal
      circumstances, at least 90% of the
      Portfolio's assets will be invested
      in other portfolios of Advanced
      Series Trust (the underlying
      portfolios) while no more than 10%
      of the Portfolio's assets may be
      invested in exchange traded funds
      (ETFs). Under normal market
      conditions, the Portfolio will
      devote from 40% to 60% of its net
      assets to underlying portfolios and
      ETFs investing primarily in equity
      securities, and from 40% to 60% of
      its net assets to underlying
      portfolios and ETFs investing
      primarily in debt securities and
      money market instruments.
     ----------------------------------------------------------------------

       INVESTMENT OBJECTIVES/POLICIES       STYLE/         PORTFOLIO
                                             TYPE           ADVISOR/
                                                           SUBADVISOR
   -------------------------------------------------------------------------
    AST International Growth Portfolio:      INTER     Jennison Associates
    seeks long-term capital growth.        NATIONAL       LLC; Marsico
    Under normal circumstances, the         EQUITY          Capital
    Portfolio invests at least 80% of                   Management, LLC;
    the value of its assets in                          William Blair &
    securities of issuers that are                        Company, LLC
    economically tied to countries other
    than the United States. Although the
    Portfolio intends to invest at least
    80% of its assets in the securities
    of issuers located outside the
    United States, it may at times
    invest in U.S. issuers and it may
    invest all of its assets in fewer
    than five countries or even a single
    country. The Portfolio looks
    primarily for stocks of companies
    whose earnings are growing at a
    faster rate than other companies or
    which offer attractive growth.
   -------------------------------------------------------------------------
    AST International Value Portfolio:       INTER         LSV Asset
    seeks capital growth. The Portfolio    NATIONAL       Management;
    normally invests at least 80% of the    EQUITY         Thornburg
    Portfolio's investable assets in                       Investment
    equity securities. The Portfolio                    Management, Inc.
    will invest at least 65% of its net
    assets in the equity securities of
    companies in at least three
    different countries, without limit
    as to the amount of assets that may
    be invested in a single country.
   -------------------------------------------------------------------------
    AST Investment Grade Bond Portfolio:    FIXED          Prudential
    seeks to maximize total return,         INCOME         Investment
    consistent with the preservation of                 Management, Inc.
    capital and liquidity needs. Under
    normal market conditions the
    Portfolio invests at least 80% of
    its investable assets in bonds.
    Please note that you may not make
    purchase payments to this Portfolio,
    and that this Portfolio is available
    only with certain living benefits.
   -------------------------------------------------------------------------
    AST Jennison Large-Cap Growth         LARGE CAP    Jennison Associates
    Portfolio: seeks long-term growth of    GROWTH            LLC
    capital. Under normal market
    conditions, the Portfolio will
    invest at least 80% of its
    investable assets in the equity and
    equity-related securities of
    large-capitalization companies
    measured, at the time of purchase,
    to be within the market
    capitalization of the Russell
    1000(R) Index. In deciding which
    equity securities to buy, the
    subadvisor will use a growth
    investment style and will invest in
    stocks it believes could experience
    superior sales or earnings growth,
    or high returns on equity and
    assets. Stocks are selected on a
    company-by-company basis using
    fundamental analysis. The companies
    in which the subadvisor will invest
    generally tend to have a unique
    market niche, a strong new product
    profile or superior management.
   -------------------------------------------------------------------------
    AST Jennison Large-Cap Value          LARGE CAP    Jennison Associates
    Portfolio: seeks capital                VALUE             LLC
    appreciation. Under normal market
    conditions, the Portfolio will
    invest at least 80% of its
    investable assets in the equity and
    equity-related securities of
    large-capitalization companies
    measured, at the time of purchase,
    to be within the market
    capitalization of the Russell
    1000(R) Index. In deciding which
    equity securities to buy, the
    subadvisor will use a value
    investment style and will invest in
    common stocks that it believes are
    being valued at a discount to their
    intrinsic value, as defined by the
    value of their earnings, free cash
    flow, the value of their assets,
    their private market value, or some
    combination of these factors.
   -------------------------------------------------------------------------
    AST J.P. Morgan Global Thematic         ASSET         J.P. Morgan
    Portfolio (formerly AST Horizon       ALLOCATION       Investment
    Growth Asset Allocation Portfolio):                 Management, Inc/
    seeks capital appreciation                          Security Capital
    consistent with its specified level                    Management
    of risk tolerance. The Portfolio                      Incorporated
    will provide exposure to a long-term
    strategic asset allocation while
    having the flexibility to express
    shorter-term tactical views by
    capitalizing upon market
    opportunities globally. The
    Portfolio will invest across a broad
    range of asset classes, including,
    without limitation, domestic equity
    and debt, international and global
    developed equity, emerging markets
    equity and debt, high yield debt,
    convertible bonds, and real estate
    investment trusts. The Portfolio
    will invest primarily in individual
    securities in order to meet its
    investment objective and will also
    utilize derivative instruments for
    tactical positioning and risk
    management. Under normal
    circumstances, approximately 65% of
    the Portfolio's net assets (ranging
    between 55-75% depending on market
    conditions) will be invested to
    provide exposure to equity
    securities and approximately 35% of
    its net assets (ranging between
    25-45% depending on market
    conditions) will be invested to
    provide exposure to fixed-income
    securities. Such exposures may be
    obtained through: (i) the purchase
    of "physical" securities (e.g.,
    common stocks, bonds, etc.); (ii)
    the use of derivatives (e.g.,
    options and futures contracts on
    indices, securities, and
    commodities, currency forwards,
    etc.); and (iii) the purchase of
    certain exchange-traded funds.
   -------------------------------------------------------------------------

        INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                             TYPE          ADVISOR/
                                                          SUBADVISOR
    -----------------------------------------------------------------------
     AST J.P. Morgan International Equity    INTER        J.P. Morgan
     Portfolio: seeks capital growth. The  NATIONAL       Investment
     Portfolio seeks to meet its            EQUITY     Management, Inc.
     objective by investing, under normal
     market conditions, at least 80% of
     its assets in equity securities. The
     Portfolio seeks to meet its
     investment objective by normally
     investing primarily in a diversified
     portfolio of equity securities of
     companies located or operating in
     developed non-U.S. countries and
     emerging markets of the world. The
     equity securities will ordinarily be
     traded on a recognized foreign
     securities exchange or traded in a
     foreign over-the-counter market in
     the country where the issuer is
     principally based, but may also be
     traded in other countries including
     the United States.
    -----------------------------------------------------------------------
     AST J.P. Morgan Strategic               ASSET        J.P. Morgan
     Opportunities Portfolio: seeks to      ALLOCA-       Investment
     maximize return compared to the         TION      Management, Inc.
     benchmark through security selection
     and tactical asset allocation. The
     Portfolio invests in securities and
     financial instruments (including
     derivatives) to gain exposure to
     global equity, global fixed income
     and cash equivalent markets,
     including global currencies. The
     Portfolio may invest in developed
     and emerging markets securities,
     domestic and foreign fixed income
     securities (including non-investment
     grade bonds or "junk bonds"), and
     real estate investment trusts
     (REITs) of issuers located within
     and outside the United States or in
     open-end investment companies
     advised by J.P. Morgan Investment
     Management, Inc., the Portfolio's
     subadvisor, to gain exposure to
     certain global equity and global
     fixed income markets.
    -----------------------------------------------------------------------
     AST Large-Cap Value Portfolio: seeks  LARGE CAP   Hotchkis and Wiley
     current income and long-term growth     VALUE          Capital
     of income, as well as capital                      Management, LLC
     appreciation. The Portfolio invests,
     under normal circumstances, at least
     80% of its net assets in securities
     of large capitalization companies.
     Large capitalization companies are
     those companies with market
     capitalizations within the market
     capitalization range of the Russell
     1000 Value Index.
    -----------------------------------------------------------------------
     AST Lord Abbett Core-Fixed Income       FIXED     Lord, Abbett & Co.
     Portfolio: seeks income and capital    INCOME            LLC
     appreciation to produce a high total
     return. Under normal market
     conditions, the Portfolio pursues
     its investment objective by
     investing at least 80% of its net
     assets in fixed-income securities.
     The Portfolio primarily invests in
     securities issued or guaranteed by
     the U.S. government, its agencies or
     government-sponsored enterprises;
     investment grade debt securities of
     U.S. issuers; investment grade debt
     securities of non-U.S. issuers that
     are denominated in U.S. dollars;
     mortgage-backed and other
     asset-backed securities; senior
     loans, and loan participations and
     assignments; and derivative
     instruments, such as options,
     futures contracts, forward contracts
     and swap agreements.
    -----------------------------------------------------------------------
     AST Marsico Capital Growth            LARGE CAP    Marsico Capital
     Portfolio: seeks capital growth.       GROWTH      Management, LLC
     Income realization is not an
     investment objective and any income
     realized on the Portfolio's
     investments, therefore, will be
     incidental to the Portfolio's
     objective. The Portfolio will pursue
     its objective by investing primarily
     in common stocks of large companies
     that are selected for their growth
     potential. Large capitalization
     companies are companies with market
     capitalizations within the market
     capitalization range of the Russell
     1000 Growth Index. In selecting
     investments for the Portfolio, the
     subadvisor uses an approach that
     combines "top down" macroeconomic
     analysis with "bottom up" stock
     selection. The "top down" approach
     identifies sectors, industries and
     companies that may benefit from the
     trends the subadvisor has observed.
     The subadvisor then looks for
     individual companies that are
     expected to offer earnings growth
     potential that may not be recognized
     by the market at large, utilizing a
     "bottom up" stock selection process.
     The Portfolio will normally hold a
     core position of between 35 and 50
     common stocks. The Portfolio may
     hold a limited number of additional
     common stocks at times when the
     portfolio manager is accumulating
     new positions, phasing out and
     replacing existing positions or
     responding to exceptional market
     conditions.
    -----------------------------------------------------------------------
     AST MFS Global Equity Portfolio:        INTER       Massachusetts
     seeks capital growth. Under normal    NATIONAL    Financial Services
     circumstances the Portfolio invests    EQUITY          Company
     at least 80% of its net assets in
     equity securities. The Portfolio may
     invest in the securities of U.S. and
     foreign issuers (including issuers
     in emerging market countries). While
     the Portfolio may invest its assets
     in companies of any size, the
     Portfolio generally focuses on
     companies with relatively large
     market capitalizations.
    -----------------------------------------------------------------------

        INVESTMENT OBJECTIVES/POLICIES       STYLE/         PORTFOLIO
                                              TYPE          ADVISOR/
                                                           SUBADVISOR
    ------------------------------------------------------------------------
     AST MFS Growth Portfolio: seeks        LARGE CAP     Massachusetts
     long-term capital growth and future,    GROWTH     Financial Services
     rather than current income. Under                       Company
     normal market conditions, the
     Portfolio invests at least 80% of
     its net assets in common stocks and
     related securities, such as
     preferred stocks, convertible
     securities and depositary receipts.
     The subadvisor focuses on investing
     the Portfolio's assets in the stocks
     of companies it believes to have
     above-average earnings growth
     potential compared to other
     companies. The subadvisor uses a
     "bottom up" as opposed to a "top
     down" investment style in managing
     the Portfolio.
    ------------------------------------------------------------------------
     AST MFS Large-Cap Value Portfolio:     LARGE CAP     Massachusetts
     seeks capital appreciation. The          VALUE     Financial Services
     Portfolio seeks to achieve its                          Company
     investment objective by investing at
     least 80% of its net assets in
     issuers with large market
     capitalizations of at least $5
     billion at the time of purchase. The
     Portfolio will invest primarily in
     equity securities and may invest in
     foreign securities. The subadviser
     focuses on investing the Portfolio's
     assets in the stocks of companies it
     believes are undervalued compared to
     their perceived worth (value
     companies). The subadviser uses a
     "bottom-up" investment approach to
     buying and selling investments for
     the Portfolio. Investments are
     selected primarily based on
     fundamental analysis of individual
     issuers. Quantitative models that
     systematically evaluate issuers may
     also be considered
    ------------------------------------------------------------------------
     AST Mid-Cap Value Portfolio: seeks      MID CAP         EARNEST
     to provide capital growth by             VALUE      Partners, LLC;
     investing primarily in                               WEDGE Capital
     mid-capitalization stocks that                     Management L.L.P.
     appear to be undervalued. The
     Portfolio invests, under normal
     circumstances, at least 80% of the
     value of its net assets in
     mid-capitalization companies.
     Mid-capitalization companies are
     generally those that have market
     capitalizations, at the time of
     purchase, within the market
     capitalization range of companies
     included in the Russell Midcap(R)
     Value Index during the previous 12
     months based on month-end data.
    ------------------------------------------------------------------------
     AST Moderate Asset Allocation            ASSET        Prudential
     Portfolio (formerly AST CLS Moderate    ALLOCA-    Investments, LLC
     Asset Allocation Portfolio): seeks       TION
     the highest potential total return
     consistent with its specified level
     of risk tolerance. Under normal
     circumstances, at least 90% of the
     Portfolio's assets will be invested
     in other portfolios of Advanced
     Series Trust (the underlying
     portfolios) while no more than 10%
     of the Portfolio's assets may be
     invested in exchange traded funds
     (ETFs). Under normal market
     conditions, the Portfolio will
     invest approximately 50% of its net
     assets in equity securities and
     approximately 50% of its net assets
     in debt securities and money market
     instruments. The equity portion may
     range from 40% to 60% of net assets
     in underlying portfolios and ETFs
     investing primarily in equity
     securities, and from 40% to 60% of
     net assets in underlying portfolios
     and ETFs investing primarily in
     money market instruments and debt
     securities, which may include
     non-investment grade bonds.
     "Non-investment grade bonds" are
     commonly referred to as "junk bonds".
    ------------------------------------------------------------------------
     AST Money Market Portfolio: seeks        FIXED        Prudential
     high current income and maintain        INCOME        Investment
     high levels of liquidity. The                      Management, Inc.
     Portfolio invests in high-quality
     money market instruments and seeks
     to maintain a stable net asset value
     (NAV) of $1 per share.
    ------------------------------------------------------------------------
     AST Neuberger Berman Core Bond           FIXED     Neuberger Berman
     Portfolio: seeks to maximize total      INCOME     Fixed Income LLC
     return consistent with the
     preservation of capital. Under
     normal circumstances the Portfolio
     invests at least 80% of its
     investable assets in bonds and other
     debt securities. All of the debt
     securities in which the Portfolio
     invests will be investment grade
     under normal circumstances.
    ------------------------------------------------------------------------
     AST Neuberger Berman Mid-Cap Growth     MID CAP    Neuberger Berman
     Portfolio: seeks capital growth.        GROWTH      Management LLC
     Under normal market conditions, the
     Portfolio invests at least 80% of
     its net assets in the common stocks
     of mid-capitalization companies.
     Mid-capitalization companies are
     those companies whose market
     capitalization is within the range
     of market capitalizations of
     companies in the Russell Midcap(R)
     Growth Index. Using fundamental
     research and quantitative analysis,
     the subadvisor looks for
     fast-growing companies with
     above-average sales and competitive
     returns on equity relative to their
     peers.
    ------------------------------------------------------------------------
     AST Neuberger Berman/LSV Mid-Cap        MID CAP        LSV Asset
     Value Portfolio: seeks capital           VALUE        Management;
     growth. Under normal market                        Neuberger Berman
     conditions, the Portfolio invests at                Management LLC
     least 80% of its net assets in the
     common stocks of medium
     capitalization companies. Companies
     with market capitalizations that
     fall within the range of the Russell
     Midcap(R) Value Index at the time of
     investment are considered medium
     capitalization companies. Some of
     the Portfolio's assets may be
     invested in the securities of
     large-cap companies as well as in
     small-cap companies.
    ------------------------------------------------------------------------

       INVESTMENT OBJECTIVES/POLICIES       STYLE/         PORTFOLIO
                                             TYPE          ADVISOR/
                                                          SUBADVISOR
   -------------------------------------------------------------------------
    AST New Discovery Asset Allocation      ASSET     Bradford & Marzec,
    Portfolio (formerly AST American        ALLOCA-       LLC; Brown
    Century Income & Growth Portfolio):      TION       Advisory, LLC;
    seeks total return. Total return is                 C.S. McKee, LP;
    comprised of capital appreciation                       EARNEST
    and income. Under normal                            Partners, LLC;
    circumstances, approximately 70% of                Epoch Investment
    the Portfolio's assets will be                      Partners, Inc.;
    allocated to a combination of                     Security Investors,
    domestic and international equity                   LLC; Thompson,
    strategies and approximately 30% of                Siegel & Walmsley
    Portfolio's assets will be allocated                      LLC
    to domestic and international
    fixed-income strategies and a
    liquidity strategy. Depending upon
    the Portfolio's ability to achieve
    the necessary asset scale, the
    Trust's ability to implement certain
    legal agreements and custody
    arrangements, and market, economic,
    and financial conditions as of the
    Portfolio's commencement of
    operations, it may take several
    weeks for the Portfolio's assets to
    be fully invested in accordance with
    its investment objective and
    policies. During that time, it is
    anticipated that all or a portion of
    the Portfolio's assets will be
    invested in high grade, short term
    debt securities (both fixed and
    floating rate), money market funds,
    short-term bond funds,
    exchange-traded funds, and/or index
    futures contracts. A relatively long
    initial investment period may
    negatively affect the Portfolio's
    investment return and ability to
    achieve its investment objective.
   -------------------------------------------------------------------------
    AST Parametric Emerging Markets          INTER    Parametric Portfolio
    Equity Portfolio: seeks long-term      NATIONAL     Associates LLC
    capital appreciation. The Portfolio     EQUITY
    normally invests at least 80% of its
    net assets in equity securities of
    issuers (i) located in emerging
    market countries, which are
    generally those not considered to be
    developed market countries, or (ii)
    included (or considered for
    inclusion) as emerging markets
    issuers in one or more broad-based
    market indices. Emerging market
    countries are generally countries
    not considered to be developed
    market countries, and therefore not
    included in the MSCI World Index.
    The Portfolio seeks to employ a
    top-down, disciplined and structured
    investment process that emphasizes
    broad exposure and diversification
    among emerging market countries,
    economic sectors and issuers.
   -------------------------------------------------------------------------
    AST PIMCO Limited Maturity Bond         FIXED     Pacific Investment
    Portfolio: seeks to maximize total      INCOME        Management
    return consistent with preservation                   Company LLC
    of capital and prudent investment                       (PIMCO)
    management. The Portfolio will
    invest, under normal circumstances,
    at least 80% of the value of its net
    assets in fixed- income investments,
    which may be represented by forwards
    or derivatives such as options,
    futures contracts, or swap
    agreements. The average portfolio
    duration normally varies within a
    one-to-three year time-frame based
    on the subadvisor's forecast of
    interest rates. Portfolio holdings
    are concentrated in areas of the
    bond market (based on quality,
    sector, interest rate or maturity)
    that the subadvisor believes to be
    relatively undervalued. The
    Portfolio may invest up to 10% total
    assets in non-investment grade bonds
    which are commonly known as "junk
    bonds".
   -------------------------------------------------------------------------
    AST PIMCO Total Return Bond             FIXED     Pacific Investment
    Portfolio: seeks to maximize total      INCOME        Management
    return consistent with preservation                   Company LLC
    of capital and prudent investment                       (PIMCO)
    management. The Portfolio will
    invest, under normal circumstances,
    at least 80% of the value of its net
    assets in fixed income investments,
    which may be represented by forwards
    or derivatives such as options,
    futures contracts, or swap
    agreements. The average portfolio
    duration normally varies within two
    years (+/-) of the duration of the
    Barclay's Capital U.S. Aggregate
    Bond Index. Portfolio holdings are
    concentrated in areas of the bond
    market (based on quality, sector,
    interest rate or maturity) that the
    subadvisor believes to be relatively
    undervalued. The Portfolio may
    invest up to 10% total assets in
    non-investment grade bonds which are
    commonly known as "junk bonds".
   -------------------------------------------------------------------------
    AST Preservation Asset Allocation       ASSET         Prudential
    Portfolio: seeks to obtain a total      ALLOCA-    Investments LLC;
    return consistent with its specified     TION        Quantitative
    level of risk. The Portfolio                          Management
    primarily invests its assets in a                   Associates LLC
    diversified portfolio of other
    mutual funds, within the Advanced
    Series Trust and certain affiliated
    money market funds. Under normal
    market conditions, the Portfolio
    will devote approximately 35% of its
    net assets to underlying portfolios
    investing primarily in equity
    securities (with a range of 27.5% to
    42.5%), and 65% of its net assets to
    underlying portfolios investing
    primarily in debt securities and
    money market instruments (with a
    range of 57.5% to 72.5%). The
    Portfolio is not limited to
    investing exclusively in shares of
    the underlying portfolios and may
    invest in securities, exchange
    traded funds (ETFs), and futures
    contracts, swap agreements and other
    financial and derivative instruments.
   -------------------------------------------------------------------------

         INVESTMENT OBJECTIVES/POLICIES      STYLE/        PORTFOLIO
                                              TYPE          ADVISOR/
                                                           SUBADVISOR
     ----------------------------------------------------------------------
      AST Prudential Core Bond Portfolio:     FIXED        Prudential
      seeks to maximize total return         INCOME        Investment
      consistent with the long-term                     Management, Inc.
      preservation of capital. The
      Portfolio will invest, under normal
      circumstances, at least 80% of its
      net assets in intermediate and
      long-term debt obligations and high
      quality money market instruments.
      The Portfolio will invest, under
      normal circumstances, at least 80%
      of its net assets in intermediate
      and long-term debt obligations that
      are rated investment grade by the
      major ratings services, or if
      unrated, considered to be of
      comparable quality by the
      subadvisor, and high quality money
      market instruments. Likewise, the
      Portfolio may invest up to 20% of
      its net assets in
      high-yield/high-risk debt securities
      (commonly known as "junk bonds").
      The Portfolio also may invest up to
      20% of its total assets in debt
      securities issued outside the U.S.
      by U.S. or foreign issuers, whether
      or not such securities are
      denominated in the U.S. dollar.
     ----------------------------------------------------------------------
      AST QMA Emerging Markets Equity        INTER-       Quantitative
      Portfolio: seeks long-term capital    NATIONAL       Management
      appreciation. The Portfolio seeks to   EQUITY     Associates, LLC
      achieve its investment objective
      through investment in equity and
      equity-related securities of
      emerging market companies. Under
      normal circumstances, the Portfolio
      will invest at least 80% of its
      assets in equity and equity-related
      securities of issuers: (i) located
      in emerging market countries or (ii)
      included as emerging market issuers
      in one or more broad-based market
      indices. The strategy used by the
      subadvisor is a quantitatively
      driven, bottom up investment process
      which utilizes an adaptive model
      that evaluates stocks differently
      based on their growth expectations.
     ----------------------------------------------------------------------
      AST QMA US Equity Alpha Portfolio:    LARGE CAP     Quantitative
      seeks long term capital                 BLEND        Management
      appreciation. The Portfolio utilizes               Associates LLC
      a long/short investment strategy and
      will normally invest at least 80% of
      its net assets plus borrowings in
      equity and equity related securities
      of US issuers. The Portfolio seeks
      to produce returns that exceed those
      of its benchmark index, the Russell
      1000(R), which is comprised of
      stocks representing more than 90% of
      the market cap of the US market and
      includes the largest 1000 securities
      in the Russell 3000(R) Index.
     ----------------------------------------------------------------------
      AST Schroders Global Tactical           ASSET         Schroder
      Portfolio (formerly AST CLS Growth      ALLOCA       Investment
      Asset Allocation Portfolio): seeks      TION      Management North
      to outperform its blended                          America Inc./
      performance benchmark. The blended                    Schroder
      benchmark is comprised of 45%                        Investment
      Russell 3000, 12.5% MSCI EAFE (USD                Management North
      Hedged), 12.5% MSCI EAFE (Local),                   America Ltd.
      and 30% Barclays U.S. Aggregate Bond
      Index. The Portfolio is a multi
      asset-class fund that allocates its
      assets among various regions and
      countries throughout the world,
      including the United States (but in
      no less than three countries). The
      subadvisors use various investment
      strategies, currency hedging, and a
      global tactical asset allocation
      strategy in order to help the
      Portfolio achieve its investment
      objective. Under normal
      circumstances, approximately 70% of
      the Portfolio's net assets are
      invested to provide exposure to
      equity securities and approximately
      30% of its net assets are invested
      to provide exposure to fixed-income
      securities. Depending on market
      conditions, such equity exposure may
      range between 60-80% of the
      Portfolio's net assets and such
      fixed- income exposure may range
      between 20-40% of its net assets.
     ----------------------------------------------------------------------
      AST Schroders Multi-Asset World         ASSET         Schroder
      Strategies Portfolio: seeks            ALLOCA-       Investment
      long-term capital appreciation. The     TION      Management North
      Portfolio seeks to achieve its                     America Inc./
      objective through a flexible global                   Schroder
      asset allocation approach. This                      Investment
      approach entails investing in                     Management North
      traditional asset classes, such as                  America Ltd.
      equity and fixed-income investments,
      and alternative asset classes, such
      as investments in real estate,
      commodities, currencies, private
      equity, non-investment grade bonds,
      Emerging Market Debt and absolute
      return strategies. The subadvisors
      seek to emphasize the management of
      risk and volatility. Exposure to
      different asset classes and
      investment strategies will vary over
      time based upon the subadvisor's
      assessments of changing market,
      economic, financial and political
      factors and events.
     ----------------------------------------------------------------------
      AST Small-Cap Growth Portfolio:       SMALL CAP     Eagle Asset
      seeks long-term capital growth. The    GROWTH     Management, Inc.;
      Portfolio pursues its objective by                 Emerald Mutual
      investing, under normal                            Fund Advisers
      circumstances, at least 80% of the                     Trust
      value of its assets in
      small-capitalization companies.
      Small-capitalization companies are
      those companies with a market
      capitalization, at the time of
      purchase, no larger than the largest
      capitalized company included in the
      Russell 2000(R) Growth Index at the
      time of the Portfolio's investment.
     ----------------------------------------------------------------------

        INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                             TYPE           ADVISOR/
                                                           SUBADVISOR
    ------------------------------------------------------------------------
     AST Small-Cap Value Portfolio: seeks  SMALL CAP      ClearBridge
     to provide long-term capital growth     VALUE     Advisors, LLC; J.P.
     by investing primarily in                         Morgan Investment
     small-capitalization stocks that                  Management, Inc.;
     appear to be undervalued. The                     Lee Munder Capital
     Portfolio invests, under normal                       Group, LLC
     circumstances, at least 80% of the
     value of its net assets in small
     capitalization stocks. Small
     capitalization stocks are the stocks
     of companies with market
     capitalization that are within the
     market capitalization range of the
     Russell 2000(R) Value Index at the
     time of purchase. Each subadvisor
     expects to utilize different
     investment strategies to achieve the
     Portfolio's objective.
    ------------------------------------------------------------------------
     AST T. Rowe Price Asset Allocation      ASSET       T. Rowe Price
     Portfolio: seeks a high level of        ALLOCA     Associates, Inc.
     total return by investing primarily     TION
     in a diversified portfolio of equity
     and fixed income securities. The
     Portfolio normally invests
     approximately 60% of its total
     assets in equity securities and 40%
     in fixed income securities. This mix
     may vary over shorter time periods:
     the equity portion may range between
     50-70% and the fixed-income portion
     may range between 30-50%. The
     subadvisor concentrates common stock
     investments in larger, more
     established companies, but the
     Portfolio may include small and
     medium-sized companies with good
     growth prospects. The fixed income
     portion of the Portfolio will be
     allocated among investment grade
     securities, high yield or "junk"
     bonds, emerging market securities,
     foreign high quality debt securities
     and cash reserves.
    ------------------------------------------------------------------------
     AST T. Rowe Price Equity Income       LARGE CAP     T. Rowe Price
     Portfolio (formerly AST                 VALUE      Associates, Inc.
     AllianceBernstein Core Value
     Portfolio): seeks substantial
     dividend income as well as long-term
     growth of capital through
     investments in the common stocks of
     established companies. The Portfolio
     will normally invest at least 80% of
     its net assets (including any
     borrowings for investment purposes)
     in common stocks, with 65% of net
     assets (including any borrowings for
     investment purposes) in
     dividend-paying common stocks of
     well-established companies. The
     Portfolio will typically employ a
     "value" approach in selecting
     investments. T. Rowe Price's
     research team will seek companies
     that appear to be undervalued by
     various measures and may be
     temporarily out of favor but have
     good prospects for capital
     appreciation and dividend growth. In
     selecting investments, T. Rowe Price
     generally will look for companies in
     the aggregate with an established
     operating history, above-average
     dividend yield relative to the S&P
     500 Index, low price/earnings ratio
     relative to the S&P 500 Index, a
     sound balance sheet and other
     positive financial characteristics,
     and low stock price relative to a
     company's underlying value as
     measured by assets, cash flow, or
     business franchises.
    ------------------------------------------------------------------------
     AST T. Rowe Price Global Bond           FIXED       T. Rowe Price
     Portfolio: seeks to provide high       INCOME     Associates, Inc. /
     current income and capital growth by                T. Rowe Price
     investing in high-quality foreign                 International Ltd
     and U.S. dollar-denominated bonds.                     (TRPIL)
     The Portfolio will normally invest
     at least 80% of its total assets in
     fixed income securities. The
     Portfolio invests in all types of
     bonds, including those issued or
     guaranteed by U.S. or foreign
     governments or their agencies and by
     foreign authorities, provinces and
     municipalities as well as investment
     grade corporate bonds,
     mortgage-related and asset- backed
     securities, and high-yield bonds of
     U.S. and foreign issuers. The
     Portfolio generally invests in
     countries where the combination of
     fixed-income returns and currency
     exchange rates appears attractive,
     or, if the currency trend is
     unfavorable, where the subadvisor
     believes that the currency risk can
     be minimized through hedging. The
     Portfolio may also invest in
     convertible securities, commercial
     paper and bank debt and loan
     participations. The Portfolio may
     invest up to 20% of its assets in
     the aggregate in below
     investment-grade, high-risk bonds
     ("junk bonds") and emerging market
     bonds. In addition, the Portfolio
     may invest up to 30% of its assets
     in mortgage-related (including
     mortgage dollar rolls and
     derivatives, such as collateralized
     mortgage obligations and stripped
     mortgage securities) and
     asset-backed securities. The
     Portfolio may invest in futures,
     swaps and other derivatives in
     keeping with its objective.
    ------------------------------------------------------------------------
     AST T. Rowe Price Large-Cap Growth    LARGE CAP     T. Rowe Price
     Portfolio: seeks long-term growth of   GROWTH      Associates, Inc.
     capital by investing predominantly
     in the equity securities of a
     limited number of large, carefully
     selected, high-quality U.S.
     companies that are judged likely to
     achieve superior earnings growth.
     The Portfolio takes a growth
     approach to investment selection and
     normally invests at least 80% of its
     net assets in the common stocks of
     large companies. Large companies are
     defined as those whose market
     capitalization is larger than the
     median market capitalization of
     companies in the Russell 1000 Growth
     Index as of the time of purchase.
    ------------------------------------------------------------------------

         INVESTMENT OBJECTIVES/POLICIES      STYLE/        PORTFOLIO
                                              TYPE         ADVISOR/
                                                          SUBADVISOR
     ---------------------------------------------------------------------
      AST T. Rowe Price Natural Resources   SPECIALTY    T. Rowe Price
      Portfolio: seeks long-term capital                Associates, Inc.
      growth primarily through investing
      in the common stocks of companies
      that own or develop natural
      resources (such as energy products,
      precious metals and forest products)
      and other basic commodities. The
      Portfolio invests, under normal
      circumstances, at least 80% of the
      value of its assets in natural
      resource companies. The Portfolio
      may also invest in non-resource
      companies with the potential for
      growth. The Portfolio looks for
      companies that have the ability to
      expand production, to maintain
      superior exploration programs and
      production facilities, and the
      potential to accumulate new
      resources. Although the Portfolio is
      primarily invested in U.S.
      securities, up to 50% of total
      assets also may be invested in
      foreign securities.
     ---------------------------------------------------------------------
      AST Wellington Management Hedged        ASSET       Wellington
      Equity Portfolio: seeks to              ALLOCA      Management
      outperform a mix of 50% Russell 3000    TION       Company, LLP
      Index, 20% MSCI EAFE Index, and 30%
      Treasury Bill Index over a full
      market cycle by preserving capital
      in adverse markets utilizing an
      options strategy while maintaining
      equity exposure to benefit from up
      markets through investments in
      Wellington Management's equity
      investment strategies. The Portfolio
      will use a broad spectrum of
      Wellington Management's equity
      investment strategies to invest in a
      broadly diversified portfolio of
      common stocks while also pursuing an
      equity index option overlay
      strategy. The equity index option
      overlay strategy is designed to help
      mitigate capital losses in adverse
      market environments and employs a
      put/spread collar to meet this goal.
      The Portfolio will normally invest
      at least 80% of its assets in common
      stocks of small, medium and large
      companies and may also invest up to
      30% of its assets in equity
      securities of foreign issuers and
      non-dollar denominated securities.
     ---------------------------------------------------------------------
      AST Western Asset Core Plus Bond        FIXED      Western Asset
      Portfolio: seeks to maximize total     INCOME       Management
      return, consistent with prudent                       Company
      investment management and liquidity
      needs, by investing to obtain the
      average duration specified for the
      Portfolio. The Portfolio invests,
      under normal circumstances, at least
      80% of the value of its assets in
      debt and fixed-income securities.
      The Portfolio's current target
      average duration is generally 2.5 to
      7 years. The Portfolio pursues this
      objective by investing in all major
      fixed income sectors with a bias
      towards non-Treasuries. The
      Portfolio has the ability to invest
      up to 20% in below investment grade
      securities. Securities rated below
      investment grade are commonly known
      as "junk bonds" or "high yield"
      securities.
     ---------------------------------------------------------------------
      AST Western Asset Emerging Markets      FIXED      Western Asset
      Debt Portfolio: seeks to maximize      INCOME       Management
      total return. The Portfolio pursues               Company; Western
      its objective, under normal market                Asset Management
      conditions, by investing at least                 Company Limited
      80% of its assets in fixed-income
      securities issued by governments,
      government related entities and
      corporations located in emerging
      markets, and related instruments.
      The Portfolio may invest without
      limit in high yield debt securities
      and related investments rated below
      investment grade (that is,
      securities rated below Baa/BBB), or,
      if unrated, determined to be of
      comparable credit quality by one of
      the subadvisers. The Portfolio may
      invest in Below-investment grade
      securities that are commonly
      referred to as "junk bonds". The
      Western Asset Emerging Markets Debt
      Portfolio also may invest up to 50%
      of its assets in non-U.S. dollar
      denominated fixed income securities.
     ---------------------------------------------------------------------

 Limitations with Optional Benefits
 As a condition of your participating in any Highest Daily Lifetime Income v2.1 benefits, we limit the Investment Options to which you may allocate your Account Value, as set forth in the Allowable Benefit Allocations table below.

 Allowable Benefit Allocations
 AST Academic Strategies Asset Allocation            AST J.P. Morgan Global Thematic
 AST Advanced Strategies                             AST J.P. Morgan Strategic Opportunities
 AST Balanced Asset Allocation                       AST Moderate Asset Allocation
 AST BlackRock Global Strategies                     AST New Discovery Asset Allocation
 AST Capital Growth Asset Allocation                 AST Preservation Asset Allocation
 AST FI Pyramis(R) Asset Allocation                  AST Schroders Global Tactical
 AST First Trust Balanced Target                     AST Schroders Multi-Asset World Strategies
 AST First Trust Capital Appreciation Target         AST T. Rowe Price Asset Allocation
 AST Franklin Templeton Founding Funds Allocation    AST Wellington Management Hedged Equity
 AST Horizon Moderate Asset Allocation

                         FEES, CHARGES AND DEDUCTIONS

 In this section, we provide detail about the charges you may incur if you own the Annuity.

 The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

 The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

 With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value. A "Unit" refers to a share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

 Contingent Deferred Sales Charge ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. The charge decreases as the Purchase Payment ages. The aging of a Purchase Payment is measured from the date it is allocated to your Annuity. If you make a withdrawal of a Purchase Payment on the day before an anniversary of the date that Purchase Payment was allocated to the Annuity, we will use the CDSC percentage that would apply if the withdrawal was made on the following day. The charge is deducted from the Investment Options in the same proportion as the partial withdrawal upon which it is assessed. The imposition of a CDSC on a withdrawal will not result in any additional CDSC being incurred as a result of the amount withdrawn from the Annuity being greater than the amount of the withdrawal request (i.e., no CDSC will be imposed on the withdrawal of a CDSC).


 Each Purchase Payment has its own schedule of CDSCs associated with it. The schedule of CDSCs associated with a Purchase Payment is determined when the Purchase Payment is allocated to the Annuity. The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the "new" Purchase Payment, when the Purchase Payment is allocated. Purchase Payments are not reduced by partial withdrawals for purposes of determining the applicable schedule of CDSCs. Thus, to determine which CDSC tier a given Purchase Payment being made currently is assigned, we consider only the sum of Purchase Payments and do not reduce that sum by the amount of any withdrawal. The combination of CDSC assessed and Premium Based Charge (see below) deducted with respect to any Purchase Payment will never be greater than 9%, as stipulated by Rule 6c-8 under the Investment Company Act of 1940. Purchase Payments are withdrawn on a "first-in, first-out" basis. All Purchase Payments allocated to the Annuity on the same day will be treated as one Purchase Payment for purposes of determining the applicable schedule of CDSCs. The table of CDSCs is as follows:


                                                                Age of Purchase Payment Being Withdrawn
-----------------------------------------------------------------------------------------------------------------------------
      Total Purchase Payment Amount                  1 Year or 2 Years or 3 Years or 4 Years or 5 Years or 6 Years or
                                                     more but   more but   more but   more but   more but   more but  7 Years
                                           Less than less than less than  less than  less than  less than  less than    or
                                            1 Year    2 Years   3 Years    4 Years    5 Years    6 Years    7 Years    more
-----------------------------------------------------------------------------------------------------------------------------
Less than $50,000                            5.0%      5.0%       4.0%       4.0%       3.0%       3.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$50,000 or more but less than $100,000       5.0%      4.0%       4.0%       3.0%       3.0%       2.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$100,000 or more but less than $250,000      4.0%      3.0%       3.0%       2.0%       2.0%       2.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$250,000 or more but less than $500,000      3.0%      2.0%       2.0%       2.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$500,000 or more but less than $1,000,000    2.0%      2.0%       2.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
1,000,000 or more                            2.0%      2.0%       1.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------

 With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see "Free Withdrawal Amounts" later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that partial withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). You can request a partial withdrawal as either a "gross" or "net" withdrawal. In a "gross" withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a "net" withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. See "Free Withdrawal Amounts" below for discussion as to how this might affect an optional living benefit you may have. Please be aware that under the Highest Daily Lifetime Income v2.1 suite of benefits: (a) for a gross withdrawal, if the amount requested exceeds the Annual Income Amount, the excess portion will be treated as Excess Income and
 (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Annual Income Amount, the excess portion will be treated as Excess Income (which has negative consequences under those benefits).

 Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

 We may waive any applicable CDSC as described herein.

 Premium Based Charge. The Premium Based Charge reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. The Premium Based Charge applicable to the Annuity is the sum of such charges applicable to each Purchase Payment. The Premium Based Charge is calculated on each Quarterly Annuity Anniversary for those Purchase Payments subject to the charge as of the prior Valuation Day. Each Purchase Payment is subject to a Premium Based Charge on each of the 28 Quarterly Annuity Anniversaries (i.e., for seven years) that occurs after the Purchase Payment is allocated to the Annuity. Once that time period has expired, the Purchase Payment is no longer subject to the Premium Based Charge. For purposes of calculating the Premium Based
 Charge: (a) a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes; and (b) Purchase Payments are not reduced by partial withdrawals taken from the Annuity.

 The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage for each of those Purchase Payments is determined using the total of all Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). For each Purchase Payment allocated to the Annuity on or after the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage during the seven year charge period is determined using the total of all Purchase Payments allocated to the Annuity through the date of the "new" Purchase Payment, including the full amount of that "new" Purchase Payment. That is, to determine which Premium Based Charge tier a given Purchase Payment being made currently (i.e., a "new" Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. A Purchase Payment received on a Quarterly Annuity Anniversary will be subject to its first Premium Based Charge on the next Quarterly Annuity Anniversary.

 Each tier of Premium Based Charge is separated by a "breakpoint" dollar amount, as shown in the table below. If a portion of a Purchase Payment results in total Purchase Payments crossing a new Purchase Payment breakpoint (as set forth in the table below), then the entire "new" Purchase Payment will be subject to the Premium Based Charge applicable to that tier. Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or partial withdrawals are taken. Please see Appendix C for examples of the operation of the Premium Based Charge. The Premium Based Charge is deducted pro rata from the Sub-accounts (including the AST Investment Grade Bond Portfolio Sub-account) in which you maintain Account Value on the date the Premium Based Charge is due. If a Quarterly Annuity Anniversary falls on a day other than a Valuation Day, we will deduct the Premium Based Charge on the next following Valuation Day. If both a Premium Based Charge and a fee for an optional benefit are to be deducted on the same day, then the Premium Based Charge will be deducted first.

 A Premium Based Charge is not deducted: (a) when there are no Purchase Payments subject to the Premium Based Charge; (b) on or after the Annuity Date; (c) if a Death Benefit has been determined under the Annuity (unless Spousal Continuation occurs); or (d) in the event of a full surrender of the Annuity (unless the full surrender occurs on a Quarterly Annuity Anniversary, in which case we will deduct the charge prior to terminating the Annuity).

 The Premium Based Charge is not considered a withdrawal for any purpose, including determination of free withdrawals, CDSC, or calculation of values associated with the optional living benefits.

 The table of Premium Based Charges is as follows:

                                               Premium Based     Annual Equivalent
                                             Charge Percentage   of Premium Based
Total Purchase Payment Amount               (deducted quarterly) Charge Percentage
----------------------------------------------------------------------------------
Less than $50,000                                 0.1750%              0.70%
----------------------------------------------------------------------------------
$50,000 or more, but less than $100,000           0.1500%              0.60%
----------------------------------------------------------------------------------
$100,000 or more, but less than $250,000          0.1250%              0.50%
----------------------------------------------------------------------------------
$250,000 or more, but less than $500,000          0.0875%              0.35%
----------------------------------------------------------------------------------
$500,000 or more, but less than $1,000,000        0.0625%              0.25%
----------------------------------------------------------------------------------
$1,000,000 or more                                0.0375%              0.15%
----------------------------------------------------------------------------------

 Transfer Fee: Currently, you may make twenty free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one transfer. Transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer.

 Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out from the Sub-accounts pro rata. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $50,000. For purposes of determining the sum of the Purchase Payments at the time the fee is deducted, we do not reduce Purchase Payments by the amount of withdrawals. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only assessed if the Account Value is less than $25,000 at the time the fee is assessed. "Annuitization" is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner. The "Owner" is either an eligible entity or person named as having ownership rights in relation to the Annuity.

 Tax Charge: We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.

 In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

 Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge, which is equal to 0.85% annually, is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity's Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

 Optional Benefits For Which We Assess A Charge: If you elect to purchase an optional benefit, we will deduct an additional charge. The charge is assessed against the greater of the Account Value and the Protected Withdrawal Value and is taken out of the

 Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.

 Settlement Service Charge: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

 Fees And Expenses Incurred By The Portfolios: Each Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

 ANNUITY PAYMENT OPTION CHARGES
 There is no specific charge deducted from annuity payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
 We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                            PURCHASING YOUR ANNUITY

 REQUIREMENTS FOR PURCHASING THE ANNUITY


 We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of the annuity and/or acceptance of Purchase Payments. All such conditions are described below.


 Initial Purchase Payment: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $10,000. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

 We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to the aggregate of all annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments would equal or exceed that $1 million threshold.



 Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total surrenders, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

 Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional's broker-dealer firm.

 Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

 Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

 Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

 We will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships, endowments, and grantor trusts with multiple grantors. Further, we will only issue an Annuity, allow changes of ownership of the Annuity and/or permit assignments of the Annuity to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. Additionally, we will not permit election or re-election of any optional living benefit by certain ownership types. We may issue an Annuity to ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that elect to use our Annuity as a funding vehicle.

 Age Restrictions: Unless we agree otherwise and subject to our rules, the oldest of the Owner(s) and Annuitant(s) must not be older than 80 in order for us to issue the Annuity. The availability of certain optional living benefits may vary based on the age of the Owners and Annuitant. In addition, the selling firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above - check with your selling firm for details. The "Annuitant" refers to the natural person upon whose life annuity payments payable to the Owner are based.

 Additional Purchase Payments: You may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer ("EFT") purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. Purchase Payments are not permitted after the Account Value is reduced to zero.

 Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not electively allocate Account Value. We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner's 81st birthday (the Annuitant's 81st birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.


 For Annuities that have one of the Highest Daily Lifetime Income v2.1 benefits, we may limit, suspend or reject any additional Purchase Payment at any time, but would do so only on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

..   if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);
..   if we are not then offering this benefit for new issues; or
..   if we are offering a modified version of this benefit for new issues.


 If we exercise our right to suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund the Highest Daily Lifetime Income v2.1 benefit that you selected. This means that you may no longer be able to increase the values associated with your Highest Daily Lifetime Income v2.1 benefit through additional Purchase Payments. Please see the "Living Benefits" section of this prospectus for further information on additional Purchase Payments.


 Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

 DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY
 We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.
   . Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuation right that may be available to a surviving spouse).
   . Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus.
   . Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. For Annuities that designate a custodian or a plan as Owner, the custodian or plan must also be designated as the Beneficiary. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner, unless you elect an alternative Beneficiary designation.

 Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

 RIGHT TO CANCEL
 You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity.

 SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT
 You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur. We may also suspend or cancel electronic funds transfer privileges if we have limited, restricted, suspended or rejected our acceptance of additional Purchase Payments.

 SALARY REDUCTION PROGRAMS
 These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program.

                             MANAGING YOUR ANNUITY

 CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS
 In general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will take effect on the date you sign the notice of change, subject to our receipt of the notice at our Service Office. As of the Valuation Day we receive an ownership change, including an assignment, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.

 Some of the changes we will not accept include, but are not limited to:
..   a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;
..   a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;
..   a new Annuitant prior to the Annuity Date if the Owner is an entity;
..   a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;
..   any permissible designation change if the change request is received at our
    Service Office after the Annuity Date;
..   a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, and grantor trusts with multiple grantors; and
..   a new Annuitant for a contract issued to a grantor trust where the new
    Annuitant is not the grantor of the trust.

 In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the designated Annuitant, and to the extent allowed by state law. We accept assignments of non-qualified Annuities only. We are not obligated to process your request within any particular time frame. There are restrictions on designation changes when you have elected certain optional benefits.

 Death Benefit Suspension Upon Change of Owner or Annuitant. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefit section of this prospectus for additional details.

 Spousal Designations. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

 Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

 Contingent Annuitant
 Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").

 Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in the spousal continuation section of the Death Benefit section of this prospectus.

                          MANAGING YOUR ACCOUNT VALUE

 There are several programs we administer to help you manage your Account Value, as described in this section.

 DOLLAR COST AVERAGING PROGRAMS
 We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis).

 There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.

 AUTOMATIC REBALANCING PROGRAMS
 During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. The "Accumulation Period" refers to the period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a Systematic Withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

 If you are participating in an optional living benefit (such as Highest Daily Lifetime Income v2.1) that makes transfers under a predetermined mathematical formula, and you have elected automatic rebalancing, you should be aware that:
 (a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.

 FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS
 Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional with respect to your annuity have been authorized by you. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions. PLEASE NOTE: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "Restrictions on Transfers Between Investment Options." We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudentialannuities.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.

 RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS
 During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

 Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as a dollar cost averaging program, an asset rebalancing program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest Daily Lifetime Income v2.1). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

 Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", and (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that involves one of our systematic programs, such as automated withdrawals.

 Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
..   With respect to each Sub-account (other than the AST Money Market
    Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a predetermined mathematical formula used with an optional living benefit; and (ii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

..   We reserve the right to effect transfers on a delayed basis in accordance with our rules regarding frequent transfers. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.


 If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

 There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life of New Jersey as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the Financial Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.

 Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.
 The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

 A portfolio also may assess a short-term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

                            ACCESS TO ACCOUNT VALUE

 TYPES OF DISTRIBUTIONS AVAILABLE TO YOU
 During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, the Premium Based Charge if the surrender occurs on the Quarterly Anniversary that the charge is due, and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently as permitted, partial withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

 If you participate in any optional living benefit, and you take a withdrawal deemed to be Excess Income that brings your Account Value to zero, both the benefit and the Annuity itself will terminate.

 TAX IMPLICATIONS FOR DISTRIBUTIONS FROM NON-QUALIFIED ANNUITIES

 Prior to Annuitization
 A distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "cost basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

 During the Annuitization Period
 During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any cost basis you have in your Annuity. Once the cost basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The cost basis in your Annuity may be based on the cost basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

 There may also be tax implications on distributions from qualified Annuities. See "Tax Considerations" for information about qualified Annuities and for additional information about non-qualified Annuities.

 FREE WITHDRAWAL AMOUNTS
 You can make a full or partial withdrawal from the Annuity during the Accumulation Period, although a CDSC, and tax consequences may apply. The Annuity offers a "Free Withdrawal" amount that applies only to partial withdrawals. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.
   . The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent partial withdrawal or surrender of your Annuity.
   . You can also make partial withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

 Example. This example assumes that no withdrawals have previously been taken.

 On January 3, to purchase your Annuity, you make an initial Purchase Payment of $20,000.
 On January 3 of the following calendar year, you make a subsequent Purchase Payment to your Annuity of $10,000.

..   Because in Annuity Year 1 your initial Purchase Payment of $20,000 is still within the CDSC schedule (see "Annuity Owner Transaction Expenses"), your Free Withdrawal amount in Annuity Year 1 equals $20,000 X 10%, or $2,000.
..   Because in Annuity Year 2 both your initial Purchase Payment of $20,000 and your subsequent Purchase Payment of $10,000 are still within the CDSC schedule (see "Annuity Owner Transaction Expenses"), your Free Withdrawal amount in Annuity Year 2 equals $20,000 X 10%, plus $10,000 X 10%, or
    $2,000 + $1,000 for a total of $3,000.

 To determine if a CDSC applies to partial withdrawals, we:

 1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.
 2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis.
 3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

 You can request a partial withdrawal as either a "gross" or "net" withdrawal. In a "gross" withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a "net" withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. We will deduct the partial withdrawal from your Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro rata from each of your Investment Options.

 Please be aware that although a given withdrawal may qualify as a free withdrawal for purposes of not incurring a CDSC, the amount of the withdrawal could exceed the Annual Income Amount under one of the Highest Daily Lifetime Income v2.1 benefits. In that scenario, the withdrawal would be deemed "Excess Income" - thereby reducing your Annual Income Amount for future years. For example, if the Annual Income Amount under Highest Daily Lifetime Income v2.1 were $2000 and a $2500 withdrawal that qualified as a free withdrawal were made, the withdrawal would be deemed Excess Income, in the amount of $500.

 SYSTEMATIC WITHDRAWALS DURING THE ACCUMULATION PERIOD
 You can receive systematic withdrawals of earnings only, or a flat dollar amount. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

 Systematic withdrawals can be made from Account Value allocated to the Sub-accounts. The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.

 We will withdraw systematic withdrawals from the Investment Options you have designated (your "designated Investment Options"). If you do not designate Investment Options for systematic withdrawals, we will withdraw systematic withdrawals pro rata based on the Account Value in the Investment Options at the time we pay out your withdrawal (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). For any scheduled systematic withdrawal for which you have elected a specific dollar amount and have specified percentages to be withdrawn from your designated Investment Options, if the amounts in your designated Investment Options cannot satisfy such instructions, we will withdraw systematic withdrawals pro rata, as just described, based on the Account Value across all your Investment Options. Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime Income v2.1), systematic withdrawals must be taken pro rata. Ownership changes to and assignment of your Annuity will terminate any systematic withdrawals that had been in effect on the date of the change.

 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

 You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

 Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

 REQUIRED MINIMUM DISTRIBUTIONS
 Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans.

 The amount of the Required Minimum Distribution may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three
 (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

 You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code. Please see "Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit.

 In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.

 Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.

 See "Tax Considerations" for a further discussion of Required Minimum Distributions.

                                  SURRENDERS

 SURRENDER VALUE
 During the Accumulation Period you can surrender your Annuity at any time, and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

 Please Note: Although the Premium Based Charge is not included in the surrender value calculation, if you surrender your Annuity on a Quarterly Annuity Anniversary, any applicable Premium Based Charges will apply.

 We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. If you purchase an Annuity without a lifetime guaranteed minimum withdrawal benefit, we will not allow you to take any withdrawals that would cause your Annuity's Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. Likewise, if you purchase an Annuity with a lifetime guaranteed minimum withdrawal benefit, we will not allow you to take a Non-Lifetime Withdrawal (see "Living Benefits - Non-Lifetime Withdrawal Feature") that would cause your Annuity's Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See "Annuity Options" for information on the impact of the minimum Surrender Value at annuitization.

 MEDICALLY-RELATED SURRENDERS
 Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below (a "Medically-Related Surrender"). Although a CDSC will not apply to a qualifying Medically-Related Surrender, please be aware that a withdrawal from the Annuity before you have reached age 59 1/2 may be subject to a 10% tax penalty and other tax consequences - see the Tax Considerations section of this prospectus.

 If you request a full surrender, the amount payable will be your Account Value as of the date we receive, in Good Order, your request to surrender your Annuity.

 This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
..   If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency
    Event" described below in order to qualify for a Medically-Related
    Surrender;
..   If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
..   If the Owner is one or more natural persons, all such Owners must also be alive at such time;
..   We must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
..   no additional Purchase Payments can be made to the Annuity.

 We reserve the right to impose a maximum amount of a Medically-Related Surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of Medically-Related Surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible Medically-Related Surrender. A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned) is:
..   first confined in a "Medical Care Facility" after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically-Related Surrender request at our Service Office; or
..   first diagnosed as having a "Fatal Illness" after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a licensed physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

 "Fatal Illness" means a condition (a) diagnosed by a licensed physician; and
 (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. "Medical Care Facility" means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically necessary in-patient care, which is
 (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and
 (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records.

                                ANNUITY OPTIONS

 Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the "Living Benefits" section in this prospectus for a description of annuity options that are available when you elect one of the living benefits. You must annuitize your entire Account Value; partial annuitizations are not allowed.

 You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first ("Latest Annuity Date") and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

 If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.

 If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.

 Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

 Certain of these annuity options may be available as "settlement options" to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

 Please note that you may not annuitize within the first Annuity Year.

 Option 1
 Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named for the remainder of the period certain.

 Option 2
 Life Income Annuity Option With a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant's life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

 OTHER ANNUITY OPTIONS WE MAY MAKE AVAILABLE
 At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:
..   Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

..   Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
..   Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants' joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

 We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

                                LIVING BENEFITS

 Pruco Life of New Jersey offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. We reserve the right to cease offering any of these optional living benefits for new elections at any time. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:
..   guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or
..   guaranteeing a minimum amount of growth to be used as the basis for withdrawals over the life of two spouses

 We currently offer the following "living benefits":
..   Highest Daily Lifetime Income v2.1
..   Spousal Highest Daily Lifetime Income v2.1

 Each living benefit requires your participation in a predetermined mathematical formula that may transfer your account value between the Sub-accounts you have chosen from among those we permit with the benefit (i.e., the "permitted Sub-accounts") and the AST Investment Grade Bond Sub-account. The optional living benefit investment requirements and the applicable formula are designed to reduce the difference between your Account Value and our liability under the benefit. Minimizing such difference generally benefits us by decreasing the risk that we will use our own assets to make benefit payments to you. Though the investment requirements and formula are designed to reduce risk, they do not guarantee any appreciation of your Account Value. In fact, they could mean that you miss appreciation opportunities in other investment options. We are not providing you with investment advice through the use of the formula. In addition, the formula does not constitute an investment strategy that we are recommending to you.

 The Highest Daily Lifetime v2.1 benefits are "Lifetime Guaranteed Minimum Withdrawal Benefits". These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence.

 Under any of the Guaranteed Lifetime Withdrawal Benefits, withdrawals in excess of the Annual Income Amount, called "Excess Income," will result in a permanent reduction in future guaranteed amounts. If you wish to withdraw Excess Income but are uncertain how it will impact your future guaranteed amounts, you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of taking the withdrawal.

 Please refer to the benefit description that follows for a complete description of the terms, conditions and limitation of each optional benefit. See the chart in the "Investment Options" section of the prospectus for a list of investment options available and permitted with each benefit. We reserve the right to terminate a benefit if you allocate funds into non-permitted investment options. Prior to terminating a benefit, we will send you written notice and provide you with an opportunity to reallocate to permitted Investment Options applicable to your benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

 Termination of Existing Benefits and Election of New Benefits
 If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options permitted for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may not provide the same guarantees and/or may be more expensive than the benefit you are terminating. Note that once you terminate an existing benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes effective. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

 Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

 HIGHEST DAILY LIFETIME INCOME v2.1 BENEFIT
 Highest Daily Lifetime(R) Income v2.1 Benefit is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life. We reserve the right, in our sole discretion, to cease offering this benefit for new elections, at any time.

 We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal". All other partial withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). Highest Daily Lifetime Income v2.1 may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime Income v2.1 is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

 The income benefit under Highest Daily Lifetime Income v2.1 currently is based on a single "designated life" who is at least 50 years old on the date that the benefit is acquired. Highest Daily Lifetime Income v2.1 is not available if you elect any other optional living benefit. As long as your Highest Daily Lifetime Income v2.1 is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

 Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if that particular withdrawal of Excess Income (described below) brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Highest Daily Lifetime Income v2.1. As to the impact of such a scenario on any other optional benefit you may have, please see "Spousal Highest Daily Lifetime Income v2.1 Benefit."

 Key Feature - Protected Withdrawal Value
 The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

 The "Periodic Value" is initially equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. The Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal.

 The Periodic Value on or before the Roll-Up End Date:
 On any day we recalculate the Periodic Value (a "Current Valuation Day") that falls on or before the tenth (10/th/) anniversary of the benefit effective date (or the "Roll-Up End Date"), the Periodic Value is equal to the greater of:
 (1)the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day; and
 (2)the Account Value on the current Valuation Day.

 The Periodic Value after the Roll-Up End Date:
 On any Current Valuation Day that falls after the Roll-Up End Date, the Periodic Value is equal to the greater of:
 (1)the Periodic Value for the Prior Valuation Day, plus the amount of any Purchase Payment made on the Current Valuation Day; and
 (2)the Account Value on the current Valuation Day.

 Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments reduced for subsequent Lifetime Withdrawals (see the examples that begin immediately prior to the sub-heading below entitled "Example of dollar-for-dollar reductions").

 Please note that if you elect Highest Daily Lifetime Income v2.1 benefit, your Account Value is not guaranteed, can fluctuate and may lose value.

 Key Feature - Annual Income Amount Under Highest Daily Lifetime Income v2.1

 The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value at the first Lifetime Withdrawal and does not reduce in subsequent Annuity Years, as described below. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal. The percentages are: 3% for ages 50 to 54; 3.5% for ages 55 to less than 591/2; 4% for ages 591/2 to 64; 4.5% for ages 65 to 69; 5% for ages 70 to 84; and 6% for ages 85 or older. Under Highest Daily Lifetime Income 2.0, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

 As discussed in this paragraph, when you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Annual Income Amount. When you take a partial withdrawal, you may request a "gross" withdrawal amount (e.g., $2,000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Annual Income Amount (if any) would be treated as Excess Income and thus would reduce your Annual Income Amount in subsequent years. Alternatively, you may request that a "net" withdrawal amount actually be paid to you (e.g., $2,000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2,000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2,240). The amount of that sum (e.g., the $2,000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Annual Income Amount will be treated as Excess Income - thereby reducing your Annual Income Amount in subsequent years.


 You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


 Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime Income v2.1 and subsequent to the first Lifetime Withdrawal will
 (i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are:
 3% for ages 50 to 54; 3.5% for ages 55 to less than 591/2; 4% for ages 591/2 to 64; 4.5% for ages 65 to 69; 5% for ages 70 to 84; and 6% for ages 85 or older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

 While Highest Daily Lifetime Income v2.1 is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time, but would do so on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

..   if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);
..   if we are not then offering this benefit for new issues; or
..   if we are offering a modified version of this benefit for new issues.

 If we exercise our right to restrict, suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund your Highest Daily Lifetime Income v2.1 benefit. This means that you may no longer be able to increase the values associated with your Highest Daily Lifetime Income v2.1 benefit through additional Purchase Payments.

 We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.


 Highest Daily Auto Step-Up

 An automatic step-up feature ("Highest Daily Auto Step-Up") is part of Highest Daily Lifetime Income v2.1. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: 3% for ages 50 to 54; 3.5% for ages 55 to less than 591/2; 4% for ages 591/2 to 64; 4.5% for ages 65 to 69; 5% for ages 70 to 84; and 6% for ages 85 or older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime Income v2.1 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Income v2.1 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges."


 If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

 Highest Daily Lifetime Income v2.1 does not affect your ability to take partial withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

 Because both the Protected Withdrawal Value and Annual Income Amount are determined in a way that is not solely related to the Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

 Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Income v2.1 or any other fees and charges under the Annuity. Assume the following for all three examples:
   .   The Issue Date is November 1
   . Highest Daily Lifetime Income v2.1 is elected on August 1 of the following calendar year
   . The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income v2.1
   .   The first withdrawal is a Lifetime Withdrawal

 Unless otherwise indicated, all dates referenced hereafter in these examples occur in the same year the benefit is elected and it is assumed that they fall on consecutive business days.

 Example of Dollar-For-Dollar Reductions
 On October 28, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 70 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

 Example of Proportional Reductions
 Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

 Here is the calculation:

     Account Value before Lifetime withdrawal                  $118,000.00
     Less amount of "non" Excess Income                        $  3,500.00
     Account Value immediately before Excess Income of $1,500  $114,500.00
     Excess Income amount                                      $  1,500.00
     Ratio                                                            1.31%
     Annual Income Amount                                      $  6,000.00
     Less ratio of 1.31%                                       $     78.60
     Annual Income Amount for future Annuity Years             $  5,921.40

 Example of Highest Daily Auto Step-Up
 On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

 Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the Excess Income on October 29 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 70 and 84 on the date of the potential step-up) of the highest daily Account Value, adjusted for withdrawals and Purchase Payments, is greater than $5,921.40. Here are the calculations for determining the daily values. Only the October 28 value is being adjusted for Excess Income as the October 30, October 31 and November 1 Valuation Days occur after the Excess Income on October 29.

                               Highest Daily Value    Adjusted Annual Income
                             (adjusted for withdrawal   Amount (5% of the
   Date*       Account value and purchase payments)**  Highest Daily Value)
   -----       ------------- ------------------------ ----------------------
   October 28   $119,000.00        $119,000.00              $5,950.00
   October 29   $113,000.00        $113,986.98              $5,699.35
   October 30   $113,000.00        $113,986.98              $5,699.35
   October 31   $119,000.00        $119,000.00              $5,950.00
   November 1   $118,473.00        $119,000.00              $5,950.00

 * In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of
    November 1 is considered the first Valuation Date in the Annuity Year.
 ** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 28, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:
   . The Account Value of $119,000 on October 28 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Account Value of $115,500 before the Excess Income.
   . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.
   . The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the October 30 Account Value, we will continue to carry $113,986.98 forward to the next Valuation Day of October 31. The Account Value on October 31, $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.
   . The October 31 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 Account Value, so we will continue to carry $119,000.00 forward to the first Valuation Day of November 1.

 In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 5%, generating an Annual Income Amount of $5,950.00. Since this amount is greater than the current year's Annual Income Amount of $5,921.40 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1 and continuing through October 31 of the following calendar year, will be stepped-up to $5,950.00.

 Non-Lifetime Withdrawal Feature
 You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Highest Daily Lifetime Income v2.1. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. You cannot take a Non-Lifetime Withdrawal in an amount that would cause your Annuity's Account Value, after taking the withdrawal, to fall below the minimum Surrender Value (see "Surrenders - Surrender Value"). This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Highest Daily Lifetime Income v2.1. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Highest Daily Lifetime Income v2.1. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount which is based on your Protected Withdrawal Value. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken. If you do not take a Non-Lifetime Withdrawal before beginning Lifetime Withdrawals, you lose the ability to take it.

 The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

 If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

 Example - Non-Lifetime Withdrawal (proportional reduction)
 This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

 Assume the following:
   .   The Issue Date is December 3
   . Highest Daily Lifetime Income v2.1 is elected on September 4 of the following calendar year
   .   The Account Value at benefit election was $105,000
   . The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income v2.1
   . No previous withdrawals have been taken under Highest Daily Lifetime Income v2.1

 On October 3 of the year the benefit is elected, the Protected Withdrawal Value is $125,000 and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on that same October 3, and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Highest Daily Lifetime Income v2.1 will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

 Here is the calculation:

         Withdrawal amount                                  $ 15,000
         Divided by Account Value before withdrawal         $120,000
         Equals ratio                                           12.5%
         All guarantees will be reduced by the above ratio     (12.5%)
         Protected Withdrawal Value                         $109,375

 Required Minimum Distributions
 Required Minimum Distributions ("RMD") for this Annuity must be taken by April 1st in the year following the date you turn age 70 1/2 and by December 31st for subsequent calendar years. If the annual RMD amount is greater than the Annual Income Amount, a withdrawal of the RMD amount will not be treated as a withdrawal of Excess Income, as long as the RMD amount is calculated by us for this Annuity and administered under a program we support each calendar year. If you are not participating in an RMD withdrawal program each calendar year, you can alternatively satisfy the RMD amount without it being treated as a withdrawal of Excess Income.

 The following rules apply to determine if any portion of an RMD amount will be treated as Excess Income.

 For purposes of this provision, in relation to any Annuity Year, the "Second Calendar Year" is the calendar year following the calendar year in which the Annuity Year began.

 In general, withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as Excess Income. However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the greater of:

 (1)the remaining Annual Income Amount for that Annuity Year, and
 (2)the difference between the Second Calendar Year's remaining RMD amount and the Annual Income Amount.

 Any remaining RMD amount for the Second Calendar Year can be taken in the following Annuity Year.

 If, in any Annuity Year, your RMD amount is not greater than the Annual Income Amount, any withdrawals in excess of the Annual Income Amount will be treated as Excess Income.

 Please see hypothetical examples below for details.

 If you do not comply with the rules described above, any withdrawal that exceeds the Annual Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Annual Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.

 We will assume your first withdrawal under the benefit is a Lifetime Withdrawal unless you designated the withdrawal as a Non-Lifetime Withdrawal.

 Example
 The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

 Assumptions:
 RMD Calendar Year
 01/01/2013 to 12/31/2013

 Annuity Year
 06/01/2012 to 05/31/2013

 Annual Income Amount and RMD Amount
 Annual Income Amount = $5,000

 Remaining Annual Income Amount as of 1/3/2013 = $3,000 (a $2,000 withdrawal was taken on 7/1/2012)

 RMD Amount for Calendar Year 2013 = $6,000

 The amount you may withdraw in the current Annuity Year (between 1/3/2013 and 5/31/2013) without it being treated as Excess Income is $4,000. Here is the calculation: $3,000 + ($6,000 - $5,000) = $4,000.

 If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2013), the remaining Annual Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2013 (when your Annual Income Amount is reset to $5,000).

 If you had chosen to not take any additional withdrawals until on or after 6/1/2013, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.

 Benefits Under Highest Daily Lifetime Income v2.1
..   To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime Income v2.1, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative partial withdrawals in the Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, Highest Daily Lifetime Income v2.1 terminates, and no additional payments are permitted. However, if a partial withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the designated life.

..   Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. Also, any Death Benefit will terminate if withdrawals reduce your Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual
    Income Amount or less than or equal to, your Annual Income Amount.
..   If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

       (1)apply your Account Value, less any applicable tax charges, to any annuity option available; or
       (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our Service Office. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

..   In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

       (1)the present value of the future Annual Income Amount payments (if no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin). Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
       (2)the Account Value.

 Other Important Considerations
..   Withdrawals under Highest Daily Lifetime Income v2.1 are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Highest Daily Lifetime Income v2.1 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.
..   Any Lifetime Withdrawal that you take that is not a withdrawal of Excess
    Income is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. Any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC, if the withdrawal is greater than the Free Withdrawal amount. (See "Fees, Charges and Deductions - Contingent Deferred Sales Charge ("CDSC")" and "Access to Account Value - Free Withdrawal Amounts.")
..   You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.
..   You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled "Investment Options." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.
..   Transfers to and from the Permitted Sub-accounts and the AST Investment
    Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.
..   Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.
..   If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your

    Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not begin until the close of business on the following Valuation Day.

..   Any Death Benefit will terminate if withdrawals taken under Highest Daily
    Lifetime Income v2.1 reduce your Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual Income Amount or less than or equal to, your Annual Income Amount. (See "Death Benefit" for more information.)

..   The current charge for Highest Daily Lifetime Income v2.1 is 1.00% annually of the greater of the Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime Income v2.1 is 2.00% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.25% of the greater of the prior Valuation Day's
    Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

 If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime Income v2.1 would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, partial withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

 Election of and Designations Under the Benefit
 For Highest Daily Lifetime Income v2.1, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 50 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Income v2.1. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Income v2.1, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that satisfies our administrative ownership guidelines.

 Highest Daily Lifetime Income v2.1 can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime Income v2.1 and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Highest Daily Lifetime Income v2.1, you lose the guarantees that you had accumulated under your existing benefit and your guarantees under Highest Daily Lifetime Income v2.1 will be based on your Account Value on the effective date of Highest Daily Lifetime Income v2.1. You and your Financial Professional should carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime Income v2.1 is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future for new elections of this benefit.

 If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime Income v2.1 so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

 Termination of the Benefit
 You may terminate Highest Daily Lifetime Income v2.1 at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

 The benefit automatically terminates upon the first to occur of the following:
 (i)your termination of the benefit;
(ii)your surrender of the Annuity;
(iii)your election to begin receiving annuity payments (although if you have elected to receive the Annual Income Amount in the form of annuity payments, we will continue to pay the Annual Income Amount);

(iv)our receipt of Due Proof of Death of the Owner or Annuitant (for entity-owned Annuities);
 (v)both the Account Value and Annual Income Amount equal zero due to a withdrawal of Excess Income;
(vi)you allocate or transfer any portion of your Account Value to any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value;* or
(vii)you cease to meet our requirements as described in "Election Of and Designations Under the Benefit" above.

 * Prior to terminating a benefit, we will send you written notice and provide you with an opportunity to reallocate to permitted investment options applicable to your benefit.

 "Due Proof of Death" is satisfied when we receive all of the following in Good
 Order: (a) a death certificate or similar documentation acceptable to us;
 (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claim forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

 Upon termination of Highest Daily Lifetime Income v2.1 other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

 If a surviving spouse elects to continue the Annuity, Highest Daily Lifetime Income v2.1 terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.

 How Highest Daily Lifetime Income v2.1 Benefit Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account

 Overview of the Predetermined Mathematical Formula
 Our goal is to seek a careful balance between providing value-added products, such as the Highest Daily Lifetime Income v2.1 suite of benefits, while managing the risk associated with offering these products. One of the key features that helps us accomplish that balance and an integral part of the Highest Daily Lifetime Income v2.1 suite is the predetermined mathematical formula used to transfer Account Value between the Permitted Subaccounts and the AST Investment Grade Bond Sub-account, referred to in this section as the "Bond Sub-account". The formula is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under the Highest Daily Lifetime Income v2.1 suite of benefits.

 The formula is set forth in Appendix B (and is described below).

 The predetermined mathematical formula ("formula") monitors each individual contract each Valuation Day that the benefit is in effect on your Annuity, in order to help us manage guarantees through all market cycles. It helps manage the risk associated with these benefits, which is generally represented by the gap between your Account Value and the Protected Withdrawal Value. As the gap between these two values increases, the formula will determine if and how much money should be transferred into the Bond Sub-account. This movement is intended to reduce the equity risk we will bear in funding our obligation associated with these benefits. As the gap decreases (due to favorable performance of the Account Value), the formula then determines if and how much money should transfer back into the Permitted Sub-accounts. The use of the formula, combined with restrictions on the Sub-accounts you are allowed to invest in, lessens the risk that your Account Value will be reduced to zero while you are still alive, thus reducing the likelihood that we will make any lifetime income payments under this benefit. It may also limit the potential for your Account Value to grow.

 However, in addition to providing lifetime income when your Account Value is reduced to zero, Highest Daily Lifetime Income v2.1 can potentially dampen the impact of volatility on your Account Value during extreme market downturns by transferring assets from your chosen investments into the Bond Sub-account as described above. This occurs pursuant to the predetermined mathematical formula, which can limit the possibility or reduce the amount of a significant loss of Account Value, and potentially provide a higher income stream in retirement.

 The formula is not forward looking and contains no predictive or projective component with respect to the markets, the Account Value or the Protected Withdrawal Value. We are not providing you with investment advice through the use of the formula nor does the formula constitute an investment strategy that we are recommending to you.

 Transfer Activity Under the Formula
 Prior to the first Lifetime Withdrawal, the primary driver of transfers to the Bond Sub-account is the difference between your Account Value and your Protected Withdrawal Value. If none of your Account Value is allocated to the Bond Sub-account, then over time the formula permits an increasing difference between the Account Value and the Protected Withdrawal Value before a transfer to the Bond Sub-account occurs. Therefore, over time, assuming none of the Account Value is allocated to the Bond Sub-account, the formula will allow for a greater decrease in the Account Value before a transfer to the Bond Sub-account is made.

 It is important to understand that transfers within your Annuity are specific to the performance of your chosen investment options, the performance of the Bond Sub-account while money is invested in it, as well as how long the benefit has been owned. For example, two contracts purchased on the same day, but invested differently, will likely have different results, as would two contracts purchased on different days with the same investment options.

 Each market cycle is unique, therefore the performance of your Sub-accounts, and its impact on your Account Value, will differ from market cycle to market cycle, therefore producing different transfer activity under the formula. The amount and timing of transfers to and from the Bond Sub-account depend on various factors unique to your Annuity and are not necessarily directly correlated with the securities markets, bond markets, interest rates or any other market or index. Some of the factors that determine the amount and timing of transfers (as applicable to your Annuity), include:
..   The difference between your Account Value and your Protected Withdrawal
    Value;
..   The amount of time the benefit has been in effect on your Annuity;
..   The amount allocated to and the performance of the Permitted Sub-accounts and the Bond Sub-account;
..   Any additional Purchase Payments you make to your Annuity (while the benefit is in effect); and
..   Any withdrawals you take from your Annuity (while the benefit is in effect).

 Under the formula, investment performance of your Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Account Value in the Permitted Sub-accounts to the Bond Sub-account.

 At any given time, some, most or none of your Account Value will be allocated to the Bond Sub-account, as dictated by the formula.

 The amount allocated to the Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula. Therefore, the investment performance of each affects whether a transfer occurs for your Annuity. As the amounts allocated to either the Bond Sub-account or the Permitted Sub-accounts increase, the performance of those sub-accounts will have a greater impact on your Account Value and hence a greater impact on if (and how much of) your Account Value is transferred to or from the Bond Sub-account. It is possible that if a significant portion of your Account Value is allocated to the Bond Sub-account and that Sub-account has positive performance, the formula might transfer a portion of your Account Value to the Permitted Sub-accounts, even if the performance of your Permitted Sub-accounts is negative. Conversely, if a significant portion of your Account Value is allocated to the Bond Sub-account and that Sub-account has negative performance, the formula may transfer additional amounts from your Permitted Sub-accounts to the Bond Sub-account even if the performance of your Permitted Sub-accounts is positive.

 How the Formula Operates
 Generally, the formula, which is applied each Valuation Day, takes four steps in determining any applicable transfers within your Annuity.
 (1)First, the formula starts by identifying the value of future income payments we expect to pay. We refer to that value as the "Target Value" or "L".
 (2)Second, we subtract any amounts invested in the Bond Sub-account ("B") from the Target Value and divide that number by the amount invested in the Permitted Sub-Accounts ("V\\V\\ + V\\F\\"). We refer to this resulting value as the "Target Ratio" or "R".
 (3)Third, we compare the Target Ratio to designated thresholds and other rules described in greater detail below to determine if a transfer needs to occur.
 (4)If a transfer needs to occur, we use another calculation to determine the amount of the transfer.

 The Formula is:
 R = (L - B)/(V\\V\\ + V\\F\\)

 More specifically, the formula operates as follows:
 (1)We calculate the Target Value (L) by multiplying the income basis for that day by 5% and by the applicable Annuity Factor found in Appendix B. If you have already made a Lifetime Withdrawal, your Target Value would take into account any automatic step-up, any subsequent Purchase Payments, and any withdrawals of Excess Income.

    Example (assume the income basis is $200,000, and the contract is 11 1/2 months old, resulting in an annuity factor of 14.95)

    Target Value (L) = $200,000 x 5% x 14.95 = $149,500

 (2)Next, to calculate the Target Ratio (R), the Target Value is reduced by any amount held within the Bond Sub-account (B) on that day. The remaining amount is divided by the amount held within the Permitted Sub-accounts (V).

    Example (assume the amount in the Bond Sub-account is zero, and the amount held within the Permitted Sub-accounts is $179,500)

    Target Ratio (R) = ($149,500 - 0)/$179,500 = 83.3%

 (3)If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on the third Valuation Day, make a transfer from your Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap discussed below). If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap). Once a transfer is made, the Target Ratio must again be greater than 83% but less than or equal to 84.5% for three consecutive Valuation Days before a subsequent transfer to the Bond Sub-account will occur. If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the Bond Sub-account to the Permitted Sub-accounts will occur.

    Example: Assuming the Target Ratio is above 83% for a 3/rd/ consecutive Valuation Day, but less than or equal to 84.5% for three consecutive Valuation Days, a transfer into the Bond Portfolio occurred.

 (4)In deciding how much to transfer, we perform a calculation that essentially seeks to reallocate amounts held in the Permitted Sub-accounts and the Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80% (subject to the 90% Cap discussion below). The further the Target Ratio is from 80% when a transfer is occurring under the formula, the greater the transfer amount will be.

 The 90% Cap
 The formula will not execute a transfer to the Bond Sub-account that results in more than 90% of your Account Value being allocated to the Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the Bond Sub-account that would result in more than 90% of the Account Value being allocated to the Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the Bond Sub-account will be transferred. Additionally, future transfers into the Bond Sub-account will not be made (regardless of the performance of the Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Bond Sub-account. Once this transfer occurs out of the Bond Sub-account, future amounts may be transferred to or from the Bond Sub-account (subject to the 90% cap).

 Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. At no time will the formula make a transfer to the Bond Sub-account that results in greater than 90% of your Account Value being allocated to the Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the Bond Sub-account.

 Monthly Transfers
 Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the Bond Sub-account, the formula will perform an additional calculation to determine whether or not a transfer will be made from the Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after this transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

 The amount of the transfer will be equal to the lesser of:
 a) The total value of all your Account Value in the Bond Sub-account, or
 b) An amount equal to 5% of your total Account Value.

 Other Important Information
..   The Bond sub-account is not a Permitted Sub-account. As such, only the formula can transfer Account Value to or from the Bond Sub-account. You may not allocate Purchase Payments or transfer any of your Account Value to or from the Bond Sub-account.
..   While you are not notified before a transfer occurs to or from the Bond
    Sub-account, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the Bond Sub-account. Your confirmation statements will be detailed to include the effective date of the transfer, the dollar amount of the transfer and the Permitted Sub-accounts the funds are being transferred to/from. Depending on the results of the calculations of the formula, we may, on any Valuation
    Day:
   . Not make any transfer between the Permitted Sub-accounts and the Bond Sub-account; or
   . If a portion of your Account Value was previously allocated to the Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or
   . Transfer a portion of your Account Value in the Permitted Sub-accounts to the Bond Sub-account.

..   If you make additional Purchase Payments to your Annuity, they will be allocated to the Permitted Sub-accounts and will be subject to the formula.
..   Additional Purchase Payments to your Annuity do not increase "B" within the formula, and may result in an additional Account Value being transferred to the Permitted Sub-accounts, or a transfer to the Bond Sub-account due to the change in the ratio.
..   If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the Bond Sub-account at least until there is first a transfer out of the Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Account Value is allocated to the Bond Sub-account, and the formula will still not transfer any of your Account Value to the Bond Sub-account (at least until there is first a transfer out of the Bond Sub-account).

 ADDITIONAL TAX CONSIDERATIONS
 If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law.

 As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

 SPOUSAL HIGHEST DAILY LIFETIME INCOME v2.1 BENEFIT
 Spousal Highest Daily Lifetime(R) Income v2.1 is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two individuals who are spouses. We reserve the right, in our sole discretion, to cease offering this benefit for new elections at any time.

 We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouse at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue Spousal Highest Daily Lifetime Income v2.1 after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime Income v2.1 is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

 Spousal Highest Daily Lifetime Income v2.1 is the spousal version of Highest Daily Lifetime Income v2.1. Currently, if you elect Spousal Highest Daily Lifetime Income v2.1 and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate Spousal Highest Daily Lifetime Income v2.1 and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes active. Spousal Highest Daily Lifetime Income v2.1 must be elected based on two designated lives, as described below. Each designated life must be at least 50 years old when the benefit is elected. Spousal Highest Daily Lifetime Income v2.1 is not available if you elect any other optional living benefit. As long as your Spousal Highest Daily Lifetime Income v2.1 is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

 Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if that particular withdrawal of Excess Income (described below) brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Spousal Highest Daily Lifetime Income v2.1. As to the impact of such a scenario on any other optional benefit you may have, please see "Highest Daily Lifetime Income v2.1 Benefit."

 Key Feature - Protected Withdrawal Value
 The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

 The "Periodic Value" is initially equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. The Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal.

 The Periodic Value on or before the Roll-Up End Date:
 On any day we recalculate the Periodic Value (a "Current Valuation Day") that falls on or before the tenth (10/th/) anniversary of the benefit effective date (or the "Roll-Up End Date"), the Periodic Value is equal to the greater of:
 (1)the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day; and
 (2)the Account Value on the current Valuation Day.

 The Periodic Value after the Roll-Up End Date:
 On any Current Valuation Day that falls after the Roll-Up End Date, the Periodic Value is equal to the greater of:
 (1)the Periodic Value for the Prior Valuation Day, plus the amount of any Purchase Payment made on the Current Valuation Day; and
 (2)the Account Value on the current Valuation Day.

 Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see the examples that begin immediately prior to the sub-heading below entitled "Example of dollar-for-dollar reductions").

 Please note that if you elect Spousal Highest Daily Lifetime Income v2.1, your Account Value is not guaranteed, can fluctuate and may lose value.

 Key Feature - Annual Income Amount under Spousal Highest Daily Lifetime Income v2.1

 The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value at the first Lifetime Withdrawal and does not reduce in subsequent Annuity Years, as described below. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 2.5% for ages 50 to 54; 3% for ages 55 to less than 591/2; 3.5% for ages 591/2 to 64; 4% for ages 65 to 69; 4.5% for ages 70 to 84; and 5.5% for ages 85 or older. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under Spousal Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.


 As discussed in this paragraph, when you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Annual Income Amount. When you take a partial withdrawal, you may request a "gross" withdrawal amount (e.g., $2,000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Annual Income Amount (if any) would be treated as Excess Income and thus would reduce your Annual Income Amount in subsequent years. Alternatively, you may request that a "net" withdrawal amount actually be paid to you (e.g., $2,000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2,000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2,240). The amount of that sum (e.g., the $2,000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Annual Income Amount will be treated as Excess Income - thereby reducing your Annual Income Amount in subsequent years.


 You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


 Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime Income v2.1 and subsequent to the first Lifetime Withdrawal will (i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: 2.5% for ages 50 to 54; 3% for ages 55 to less than 591/2; 3.5% for ages 591/2 to 64; 4% for ages 65 to 69; 4.5% for ages 70 to 84; and 5.5% for ages 85 or older), and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

 While Spousal Highest Daily Lifetime Income v2.1 is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time, but would do so on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:

..   if we determine that, as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s);
..   if we are not then offering this benefit for new issues; or
..   if we are offering a modified version of this benefit for new issues.


 If we exercise our right to restrict, suspend, reject and/or place limitations on the acceptance of additional Purchase Payments, you may no longer be able to fund your Spousal Highest Daily Lifetime Income v2.1 benefit. This means that you may no longer be able to increase the values associated with your Spousal Highest Daily Lifetime Income v2.1 benefit through additional Purchase Payments.

 We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.


 Highest Daily Auto Step-Up

 An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are 2.5% for ages 50 to 54; 3% for ages 55 to less than 591/2; 3.5% for ages 591/2 to 64; 4% for ages 65 to 69; 4.5% for ages 70 to 84; and 5.5% for ages 85 or older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime Income v2.1 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal

 Highest Daily Lifetime Income v2.1 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".

 If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

 Spousal Highest Daily Lifetime Income v2.1 does not affect your ability to take withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

 Because both the Protected Withdrawal Value and Annual Income Amount are determined in a way that is not solely related to the Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

 Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime Income v2.1 or any other fees and charges under the Annuity. Assume the following for all three examples:
   .   The Issue Date is November 1
   . Spousal Highest Daily Lifetime Income v2.1 is elected on August 1 of the following calendar year
   . Both designated lives were 70 years old when they elected Spousal Highest Daily Lifetime Income v2.1.
   .   The first withdrawal is a Lifetime Withdrawal

 Unless otherwise indicated, all dates referenced hereafter in these examples occur in the same year the benefit is elected and it is assumed that they fall on consecutive business days.

 Example of dollar-for-dollar reductions
 On October 28, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $5,400 (since the younger designated life is between the ages of 70 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 4.5% of the Protected Withdrawal Value, in this case 4.5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31) is $2,900. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($5,400 less $2,500 = $2,900).

 Example of Proportional Reductions
 Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29, and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $2,900 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $2,100 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

 Here is the calculation:

     Account Value before Lifetime Withdrawal                  $118,000.00
     Less amount of "non" Excess Income                        $  2,900.00
     Account Value immediately before Excess Income of $2,100  $115,100.00
     Excess Income amount                                      $  2,100.00
     Ratio                                                            1.82%
     Annual Income Amount                                      $  5,400.00
     Less ratio of 1.82%                                       $     98.28
     Annual Income Amount for future Annuity Years             $  5,301.72

 Example of highest daily auto step-up
 On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first

 Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

 Continuing the same example as above, the Annual Income Amount for this Annuity Year is $5,400. However, the Excess Income on October 29 reduces the amount to $5,301.72 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 4.5% (since the younger designated life is between 70 and 84 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments, is greater than $5,301.72. Here are the calculations for determining the daily values. Only the October 28 value is being adjusted for Excess Income as the October 30, October 31 and November 1 Valuation Days occur after the Excess Income on October 29.

                               Highest Daily Value    Adjusted Annual Income
                             (adjusted for withdrawal  Amount (4.5% of the
   Date*       Account Value and Purchase Payments)**  Highest Daily Value)
   -----       ------------- ------------------------ ----------------------
   October 28   $119,000.00        $119,000.00              $5,355.00
   October 29   $113,000.00        $113,986.98              $5,129.41
   October 30   $113,000.00        $113,986.98              $5,129.41
   October 31   $119,000.00        $119,000.00              $5,355.00
   November 1   $118,473.00        $119,000.00              $5,355.00

 * In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.
 ** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 28, resulting in an adjusted Annual Income Amount of $5,355.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:
   . The Account Value of $119,000 on October 28 is first reduced dollar-for-dollar by $2,900 ($2,900 is the remaining Annual Income Amount for the Annuity Year), resulting in an Account Value of $116,100 before the Excess Income.
   . This amount ($116,100) is further reduced by 1.82% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.
   . The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the October 30 Account Value, we will continue to carry $113,986.98 forward to the next Valuation Day of October 31. The Account Value on October 31, $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.
   . The October 31 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 Account Value, so we will continue to carry $119,000.00 forward to the first Valuation Day of November 1.

 In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 4.5%, generating an Annual Income Amount of $5,355.00. Since this amount is greater than the current year's Annual Income Amount of $5,301.72 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1, and continuing through October 31 of the following calendar year, will be stepped-up to $5,355.00.

 Non-Lifetime Withdrawal Feature
 You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Spousal Highest Daily Lifetime Income v2.1. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. You cannot take a Non-Lifetime Withdrawal in an amount that would cause your Annuity's Account Value, after taking the withdrawal, to fall below the minimum Surrender Value (see "Surrenders - Surrender Value"). This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Spousal Highest Daily Lifetime Income v2.1. You must tell us at the time you take the partial withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Spousal Highest Daily Lifetime Income v2.1. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount, which is based on your Protected Withdrawal Value. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken. If you do not take a Non-Lifetime Withdrawal before beginning Lifetime Withdrawals, you lose the ability to take it.

 The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

 If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

 Example - Non-lifetime Withdrawal (proportional Reduction)
 This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:
..   The Issue Date is December 3

..   Spousal Highest Daily Lifetime Income v2.1 is elected on September 4 of the following calendar year.
..   The Account Value at benefit election was $105,000
..   Each designated life was 70 years old when he/she elected Spousal Highest
    Daily Lifetime Income v2.1
..   No previous withdrawals have been taken under Spousal Highest Daily
    Lifetime Income v2.1

 On October 3 of the same year the benefit is elected, the Protected Withdrawal Value is $125,000 and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on that same October 3 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Spousal Highest Daily Lifetime Income v2.1 will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

 Here is the calculation:

         Withdrawal amount                                  $ 15,000
         Divided by Account Value before withdrawal         $120,000
         Equals ratio                                           12.5%
         All guarantees will be reduced by the above ratio     (12.5%)
         Protected Withdrawal Value                         $109,375

 Required Minimum Distributions
 See Required Minimum Distributions sub-section, within the discussion above concerning Highest Daily Lifetime Income v2.1.

 Benefits Under Spousal Highest Daily Lifetime Income v2.1
..   To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime Income v2.1, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, Spousal Highest Daily Lifetime Income v2.1 terminates, and no additional payments will be permitted. However, if a partial withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the second designated life provided the designated lives were spouses at the death of the first designated life.
..   Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. Also, any Death Benefit will terminate if withdrawals reduce your Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual
    Income Amount or less than or equal to, your Annual Income Amount.
..   If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

       (1)apply your Account Value, less any applicable state required premium tax, to any annuity option available; or
       (2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

..   In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

       (1)the present value of the future Annual Income Amount payments (if no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin). Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and
       (2)the Account Value.

 Other Important Considerations
..   Withdrawals under Spousal Highest Daily Lifetime Income v2.1 benefit are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while
    Spousal Highest Daily Lifetime Income v2.1 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.
..   Any Lifetime Withdrawal that you take that is not a withdrawal of Excess
    Income is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. Any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC, if the withdrawal is greater than the Free Withdrawal amount. (See "Fees, Charges and Deductions -- Contingent Deferred Sales Charge ("CDSC")" and "Access to Account Value - Free Withdrawal Amounts.")
..   You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.
..   You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "Investment Options." In addition, you can find a copy of the AST
    Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.
..   Transfers to and from the Permitted Sub-accounts and the AST Investment
    Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.
..   Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.
..   If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not begin until the close of business on the following Valuation Day.

..   Any Death Benefit will terminate if withdrawals taken under Spousal Highest
    Daily Lifetime Income v2.1 reduce your Account Value to zero. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Annual Income Amount or less than or equal to, your Annual Income Amount. (See "Death Benefit" for more information.)

..   The current charge for Spousal Highest Daily Lifetime Income v2.1 is 1.10%
    annually of the greater of Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime Income v2.1 is 2.00% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.275% of the greater of the prior Valuation Day's Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

 If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for Spousal Highest Daily Lifetime Income v2.1 would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

 Election of and Designations under the Benefit
 Spousal Highest Daily Lifetime Income v2.1 can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime Income v2.1 only may be elected if the Owner, Annuitant, and Beneficiary designations are as follows:
..   One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. Each Owner/Annuitant and the Beneficiary must be at least 50 years old at the time of election; or
..   Co-Annuity Owners, where the Owners are each other's spouses. The
    Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. Each Owner must be at least 50 years old at the time of election; or
..   One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Each of the Annuitant and the Contingent Annuitant must be at least 50 years old at the time of election.

 We do not permit a change of Owner under this benefit, except as follows:
 (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or
 (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, Spousal Highest Daily Lifetime Income v2.1 may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage. A change in designated lives will result in cancellation of Spousal Highest Daily Lifetime Income v2.1.

 Spousal Highest Daily Lifetime Income v2.1 can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime Income v2.1 and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Spousal Highest Daily Lifetime Income v2.1, you lose the guarantees that you had accumulated under your existing benefit, and your guarantees under Spousal Highest Daily Lifetime Income v2.1 will be based on your Account Value on the effective date of Spousal Highest Daily Lifetime Income v2.1. You and your Financial Professional should carefully consider whether terminating your existing benefit and electing Spousal Highest Daily Lifetime Income v2.1 is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future for new elections of this benefit.

 If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime Income v2.1 so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

 Termination of the Benefit
 You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

 The benefit automatically terminates upon the first to occur of the following:
 (i)upon our receipt of Due Proof of Death of the first designated life, if the surviving spouse opts to take the death benefit under the Annuity (rather than continue the Annuity) or if the surviving spouse is not an eligible designated life;
(ii)upon the death of the second designated life;
(iii)your termination of the benefit;
(iv)your surrender of the Annuity;
 (v)your election to begin receiving annuity payments (although if you have elected to take annuity payments in the form of the Annual Income Amount, we will continue to pay the Annual Income Amount);
(vi)both the Account Value and Annual Income Amount equal zero due to a withdrawal of Excess Income;

(vii)you allocate or transfer any portion of your Account Value to any Sub-account(s) to which you are not permitted to electively allocate or transfer Account Value;* or
(viii)you cease to meet our requirements as described in "Election of and Designations under the Benefit".

 * Prior to terminating a benefit, we will send you written notice and provide you with an opportunity to reallocate to permitted investment options applicable to your benefit.

 "Due Proof of Death" is satisfied when we receive all of the following in Good
 Order: (a) a death certificate or similar documentation acceptable to us;
 (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claim forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

 Upon termination of Spousal Highest Daily Lifetime Income v2.1 other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Account Value falling below the Account Value Floor. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

 How Spousal Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-Accounts and the AST Investment Grade Bond Sub-Account
 See "How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" in the discussion of Highest Daily Lifetime Income v2.1 above for information regarding this component of the benefit.

 Additional Tax Considerations
 Please see the Additional Tax Considerations section under Highest Daily Lifetime Income v2.1 above.

                                 DEATH BENEFIT

 TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
 The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If the Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant. If the Annuity is owned by a natural person Owner who is not also the Annuitant and the Annuitant dies, then no Death Benefit is payable because of the Annuitant's death. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent." Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

 We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death." Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of all eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

 Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary - see "Payment of Death Benefit" below).

 After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, the amount of the Death Benefit is subject to market fluctuations.

 No Death Benefit will be payable if the Annuity terminates because your Account Value reaches zero (which can happen if, for example, you are taking withdrawals under an optional living benefit).

 EXCEPTIONS TO AMOUNT OF DEATH BENEFIT
 There are certain exceptions to the amount of the Death Benefit:

 Submission of Due Proof of Death within One Year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death (i.e., we would not pay the "Return of Adjusted Purchase Payment" amount defined below).

 Death Benefit Suspension Period. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter), the Death Benefit will be suspended for a two year period starting from the date that person first became Owner or Annuitant. This suspension would not apply if the ownership or annuitant change was the result of Spousal Continuation or death of the prior Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Account Value. After the two-year suspension period is completed, the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

 DEATH BENEFIT AMOUNT
 The Annuity provides a Death Benefit at no additional charge. The amount of the Death Benefit is equal to the greater of:
   . The Return of Adjusted Purchase Payment amount, defined as the sum of all Purchase Payments you have made since the Issue Date of the Annuity until the date of Due Proof of Death, reduced by withdrawals as described below (currently, there are no charges that reduce Purchase Payments, for purposes of the Return of Adjusted Payment amount); AND
   .   Your Account Value.

 Impact of Withdrawals on Death Benefit Amount
 Partial withdrawals reduce the Return of Adjusted Purchase Payment amount. The calculation utilized to reduce the Return of Adjusted Purchase Payment amount is dependent upon whether or not either Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 is in effect on the date of the withdrawal. Initially, the Return of Adjusted Purchase Payment amount is equal to the sum of all "adjusted" Purchase Payments (i.e., the amount of Purchase Payments we receive, less any fees or tax charges deducted from Purchase Payments upon allocation to the Annuity) allocated to the Annuity on its Issue Date. Thereafter, the Return of Adjusted Purchase Payments Amount is:

    (1)Increased by any additional adjusted Purchase Payments allocated to the Annuity, and
    (2)Reduced for any partial withdrawals. The method of reduction depends on whether or not any Highest Daily Lifetime Income v2.1 Benefit is in effect on the date the withdrawal is made and the amount of the withdrawal, as described below.

           (i)If either Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 is in effect on the date the partial withdrawal is made, a Non-Lifetime Withdrawal, as defined under the benefit, will proportionally reduce the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal). Any Lifetime Withdrawal that is not deemed Excess Income, as those terms are described in the benefit, will cause a dollar-for-dollar basis reduction to the Return of Adjusted Purchase Payments amount. All or any portion of a Lifetime Withdrawal in an Annuity Year that is deemed Excess Income, as defined in the benefit, will cause a proportional basis reduction to the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).
          (ii)If neither Highest Daily Lifetime Income v2.1 nor Spousal Highest Daily Lifetime Income v2.1 is in effect on the date the partial withdrawal is made, the withdrawal will cause a proportional basis reduction to the Return of Adjusted Purchase Payments Amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).

 Please be advised that a partial withdrawal that occurs on the same date as the effective date of Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 will be treated as if such benefit were in effect at the time of the withdrawal, for purposes of calculating the Return of Adjusted Purchase Payments amount. Further, if you terminate Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1, and also take a withdrawal on that date, then the withdrawal will be treated as if such benefit were NOT in effect at the time of the withdrawal.

 SPOUSAL CONTINUATION OF ANNUITY
 Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the predetermined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuation. However, any additional Purchase Payments made after the date the spousal continuation is effective will be subject to all provisions of the Annuity, including the CDSC when applicable. For purposes of calculating the CDSC to which Purchase Payments made after spousal continuation may be subject, we employ the same CDSC schedule in the same manner as for Purchase Payments made prior to spousal continuation. Moreover, to calculate the CDSC applicable to the withdrawal of a Purchase Payment made by the surviving spouse, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation. We will impose the Premium Based Charge on all Purchase Payments (whether received before, on or after the date of spousal continuation) according to the same schedule used prior to spousal continuation. To calculate the Premium Based Charge applicable to Purchase Payments after the date of spousal continuation, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation.

 Subsequent to spousal continuation, the Death Benefit will be equal to the greater of:
   .   The Account Value on Due Proof of Death of the surviving spouse; and
   . The Return of Adjusted Purchase Payments amount (as described above). However, upon spousal continuation, we reset the Return of Adjusted Purchase Payments amount to equal the Account Value. Any subsequent additional Purchase Payments or partial withdrawals would affect the Return of Adjusted Purchase Payments amount as described above.

 Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal advisor.

 We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuation, annuity payments would begin immediately.

 A surviving spouse's ability to continue ownership of the Annuity may be impacted by the Defense of Marriage Act (see "Managing Your Annuity - Spousal Designations"). Please consult your tax or legal advisor for more information about such impact in your state.

 PAYMENT OF DEATH BENEFIT
 Alternative Death Benefit Payment Options - Annuities owned by Individuals (Not Associated with Tax-Favored Plans) Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:
   .   within five (5) years of the date of death (the "5 Year Deadline"); or
   . as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum within the 5 Year Deadline.

 Alternative Death Benefit Payment Options - Annuities Held by Tax-favored Plans The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse as defined for federal tax law purposes.
   . If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death (the "Qualified 5 Year Deadline"), or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31/st/ of the year following the year of death). If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the Annuity may be continued with your spouse as the Owner.
   . If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by the Qualified 5 Year Deadline. If the Beneficiary does not begin installments by December 31/st/ of the year following the year of death, we will require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31/st/ of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.
   . If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31/st/ of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

 Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code. The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

 BENEFICIARY CONTINUATION OPTION
 Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities.

 Under the Beneficiary Continuation Option:
..   The Beneficiary must apply at least $15,000 to the Beneficiary Continuation
    Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).
..   The Annuity will be continued in the Owner's name, for the benefit of the
    Beneficiary.
..   Beginning on the date we receive an election by the Beneficiary to take the
    Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.
..   Beginning on the date we receive an election by the Beneficiary to take the
    Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account
    Value. The fee will only apply if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
..   The initial Account Value will be equal to any Death Benefit that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.
..   The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.
..   The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
..   No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation
    Option.
..   Premium Based Charges will no longer apply.
..   The Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.
..   The Beneficiary can request a withdrawal of all or a portion of the Account
    Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the
    Beneficiary's withdrawal rights.
..   Withdrawals are not subject to CDSC.
..   Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor.
..   If the Beneficiary elects to receive the death benefit proceeds under the
    Beneficiary Continuation Option, we must receive the election in Good Order at least 14 days prior to the first required distribution. If, for any reason, the election impedes our ability to complete the first distribution by the required date, we will be unable to accept the election.

 We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

                            VALUING YOUR INVESTMENT

 VALUING THE SUB-ACCOUNTS
 When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

 Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

 Example
 Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we redeem 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

 PROCESSING AND VALUING TRANSACTIONS
 Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

 The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
..   trading on the NYSE is restricted;
..   an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
..   the SEC, by order, permits the suspension or postponement for the protection of security holders.

 If, pursuant to SEC rules, the AST Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of the Portfolio, we will delay payment of any transfer, full or partial withdrawal, or death benefit from the AST Money Market Sub-account until the Portfolio is liquidated.

 Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.

 With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period.

 As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that the insurer is notified of the firm's principal approval and is provided with the application, or is notified of the firm principal's rejection, customer funds will be held by the insurer in a segregated bank account. In addition, the insurer must promptly return the customer's funds at the customer's request prior to the firm's principal approval or upon the firm's rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Contract owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

 Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

 Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

 Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for partial withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and
 (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions".

 Medically-Related Surrenders & Death Benefits: Medically-Related Surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

 We are generally required by law to pay any death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

 Termination of Optional Benefits: For the Highest Daily Lifetime Income v2.1 suite of benefits, if the benefit terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the charge for the benefit was most recently deducted.

                              TAX CONSIDERATIONS

 The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax- favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

 The discussion below generally assumes that the Annuity is issued to the Annuity Owner. For Annuities issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

 NONQUALIFIED ANNUITY CONTRACTS

 In general, as used in this Prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.

 Taxes Payable by You
 We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

 It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

 You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

 Taxes on Withdrawals and Surrender
 If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

 If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

 Taxes on Annuity Payments
 A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

 If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered.

 Please refer to your Annuity contract for the maximum Annuity Date, also described above.

 Partial Annuitization
 Effective January 1, 2011, an individual may partially annuitize their non-qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a non-qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

 Medicare Tax on Net Investment Income
 The Patient Protection and Affordable Care Act, also known as the 2010 Health Care Act, included a new Medicare tax on investment income. This new tax, which is effective in 2013, assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,000 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the contract will be considered investment income for purposes of this surtax.

 Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract
 You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your becoming disabled;
..   generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty);
    or
..   the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

 Special Rules in Relation to Tax-free Exchanges Under Section 1035
 Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2011-38, the IRS has indicated that, for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

 If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

 Taxes Payable by Beneficiaries
 The Death Benefit options are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit
..   As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.
..   Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).
..   Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

 Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contract is held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

 Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (including resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.

 State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

 Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

 Entity Owners
 Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

 Where a contract is issued to a Charitable Remainder Trust (CRT), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually. As there are charges for the living benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisors whether election of such living benefits violates their fiduciary duty to the remainder beneficiary.

 Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity. At this time, we will not issue an Annuity to grantor trusts with multiple grantors.

 At this time, we will not issue an Annuity to a grantor trust where the Grantor is not also the Annuitant. Where a previously issued contract was structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under
 Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the death benefit provided under the contract.

 Annuity Qualification
 Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

 An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

 Required Distributions Upon Your Death for Nonqualified Annuity Contracts. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

 Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

 Qualified Annuity Contracts
 In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

 The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

 A Qualified annuity may typically be purchased for use in connection with:
..   Individual retirement accounts and annuities (IRAs), including inherited
    IRAs (which we refer to as a Beneficiary IRA), which are subject to
    Sections 408(a) and 408(b) of the Code;
..   Roth IRAs, including inherited Roth IRAs (which we refer to as a
    Beneficiary Roth IRA) under Section 408A of the Code;
..   A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);
..   H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)
..   Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax
    Deferred Annuities or TDAs);
..   Section 457 plans (subject to 457 of the Code).

 A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

 You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

 Types of Tax-favored Plans

 IRA. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.


 Contributions Limits/Rollovers. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2013 the contribution limit is $5,500 ($5,000 for 2012). The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

 The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

 In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.

 Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
..   You, as Owner of the contract, must be the "Annuitant" under the contract
    (except in certain cases involving the division of property under a decree of divorce);
..   Your rights as Owner are non-forfeitable;
..   You cannot sell, assign or pledge the contract;
..   The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
..   The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age
    70 1/2; and
..   Death and annuity payments must meet "required minimum distribution" rules described below.

 Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:
..   A 10% early withdrawal penalty described below;
..   Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
..   Failure to take a required minimum distribution, also described below.

 SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
..   If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
    (a) $51,000 in 2013 ($50,000 in 2012) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2013, this limit is $255,000 ($250,000 for 2012);
..   SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

..   SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $17,500 in 2013 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

 ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
..   Contributions to a Roth IRA cannot be deducted from your gross income;
..   "Qualified distributions" from a Roth IRA are excludable from gross income.
    A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time home buyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
..   If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

 Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

 TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $17,500 in 2013. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31,1988) may be made only on account of:
..   Your attainment of age 59 1/2;
..   Your severance of employment;
..   Your death;
..   Your total and permanent disability; or
..   Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

 In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

 Caution: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

 Required Minimum Distributions and Payment Options
 If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.

 You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

 Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

 Charitable IRA Distributions
 The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. The American Taxpayer Relief Act extended this provision until the end of 2013.


 For distributions in tax years beginning after 2005 and before 2014, provide an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Special transition rules related to retroactive extension of this tax law provision permitted different distribution treatment for charitable IRA distributions made by January 31, 2013. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions.


 The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

 Required Distributions Upon Your Death for Qualified Annuity Contracts
 Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

..   If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the contract may be continued with your spouse as the Owner.
..   If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple
    Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a
    designated Beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.
..   If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect.
    For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

 A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

 Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

 Tax Penalty for Early Withdrawals from Qualified Annuity Contracts
 You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
..   the amount is paid on or after you reach age 59 1/2 or die;
..   the amount received is attributable to your becoming disabled; or
..   generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually.
    (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

 Other exceptions to this tax may apply. You should consult your tax advisor for further details.

 Withholding
 We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:
..   For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions
..   If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and
..   For all other distributions, we will withhold at a 10% rate.

 We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

 ERISA Requirements
 ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

 Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

 Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

 Spousal Consent Rules for Retirement Plans - Qualified Contracts
 If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

 Defined Benefit Plans and Money Purchase Pension Plans
 If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

 Defined Contribution Plans (including 401(k) Plans and Erisa 403(b) Annuities) Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

 IRAs, non-ERISA 403(b) Annuities, and 457 Plans
 Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

 Gifts and Generation-skipping Transfers
 If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

 Additional Information
 For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

                               OTHER INFORMATION

 PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT
 Pruco Life of New Jersey. Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life of New Jersey has any legal responsibility to pay amounts that it owes under its annuity contracts. This means that where you participate in an optional living benefit and the value of that benefit (e.g., the Protected Withdrawal Value for Highest Daily Lifetime Income v2.1) exceeds your current Account Value, you would rely solely on the ability of Pruco Life of New Jersey to make payments under the benefit out of its own assets. As Pruco Life of New Jersey's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life of New Jersey.

 Pruco Life of New Jersey incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or
 Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life of New Jersey pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life of New Jersey will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company of New Jersey, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life of New Jersey files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life of New Jersey files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

 Pruco Life of New Jersey conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" or "administrators" under the Investment Company Act of 1940. The entities engaged by Pruco Life of New Jersey may change over time. As of December 31, 2011, non-affiliated entities that could be deemed service providers to Pruco Life of New Jersey and/or another insurer within the Prudential Annuities business unit consisted of the following:
 Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street, East Hartford, CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Alerus Retirement Solutions (qualified plan administrator), State Street Financial Center One, Lincoln Street, Boston, MA 02111, Aprimo (fulfillment of marketing materials), 510 East 96/th/ Street, Suite 300, Indianapolis, IN 46240, Aplifi (order entry systems provider) located at 555 SW 12/th/ Ave, Suite 202, Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, Consona (maintenance and storage of administrative documents), 333 Allegheny Avenue, Suite 301 North, Oakmont, PA 15139-2066, Depository Trust & Clearing Corporation (clearing and settlement services), 55 Water Street, 26/th/ Floor, New York, NY 10041, DG3 North America, Inc. (proxy and prospectus printing and mailing services), 100 Burma Road, Jersey City, NJ 07305, DST Systems, Inc. (clearing and settlement services), 4900 Main, 7/th/ Floor, Kansas City, MO 64112, EBIX, Inc. (order-entry system), 5 Concourse Parkway, Suite 3200, Atlanta, GA 30328, ExlService Holdings, Inc., (administration of annuity contracts), 350 Park Avenue, 10/th/ Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management), 123 Wyoming Avenue, Scranton, PA 18503, Fiserv (composition, printing and mailing of confirmation and quarterly statements), 881 Main Street, Manchester, CT 06040, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials), 26 Barnes Industrial Park Road, North Wallingford, CT 06492, Insurance Technologies (annuity illustrations), 38120 Amrhein Ave., Livonia, MI 48150, Morningstar Associates LLC (asset allocation recommendations) , 225 West Wacker Drive Chicago, IL 60606, National Financial Services (clearing and settlement services), NEPS, LLC (composition, printing, and mailing of contracts and benefit documents), 12 Manor Parkway, Salem, NJ 03079, Pershing LLC (order-entry systems provider), One Pershing Plaza, Jersey City, NJ 07399, RR Donnelley Receivables, Inc. (printing annual reports and prospectuses), 111 South Wacker Drive, Chicago, IL 60606-4301, Skywire Software (composition, printing, and mailing of contracts and benefit documents), 150 Post Street, Suite 500, San Francisco, CA 94108, VG Reed & Sons, Inc. (printing and fulfillment of annual reports), 1002 South 12/th/ Street, Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials), 255 Long Beach Boulevard, Stratford, CT 06615, Right Now Technologies (business information repository), 136 Enterprise Blvd, Bozeman, MT 59718, The Harty Press (print vendor for client communications), 25 James Street, New Haven, CT 06513.

 The Separate Account. We have established a Separate Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company

 Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life of New Jersey. The obligations under the Annuities are those of Pruco Life of New Jersey, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

 We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

 If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

 Service Fees Payable to Pruco Life of New Jersey
 Pruco Life of New Jersey and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for shareholder services and distribution expenses. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. In addition, because these payments are made to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

 We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

 The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity. Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" earlier in this prospectus for a listing of the Portfolios that pay a 12b-1 fee.

 With respect to administrative services fees, the maximum fee (as of December 31, 2011) that we receive currently is equal to 0.40% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

 In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

 During 2011, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $125 to approximately $789,756. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.

 LEGAL STRUCTURE OF THE UNDERLYING FUNDS
 Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

 Voting Rights
 We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

 Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The exemption does not apply to the AST Franklin Templeton Founding Funds Allocation Portfolio; shareholder approval of new subadvisory agreements for this Portfolio only is required. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

 Material Conflicts
 It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

 Confirmations, Statements, and Reports
 We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm certain regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, systematic withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar

 Cost Averaging, auto rebalancing, and Premium Based Charges in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge $50 for each such additional or previously sent report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

 DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY
 Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.

 Under the selling agreements, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5%. In addition, we may pay trail commissions, equal to a percentage of the average account value or based on other criteria. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by annuity product, and such differing compensation could be a factor in which annuity a Financial Professional recommends to you.

 In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or our annuities generally on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on an annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about our annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We, or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

 The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

   . Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life of New Jersey products.
   . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life of New Jersey annuity products sold through the firm.
   . Fixed Payments: These types of payments are made directly to or in sponsorship of the firm.

 Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

 The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2011) received payment with respect to our annuity business generally during 2011 (or as to which a payment amount was accrued during 2011). Because this Annuity is new, the list below does not reflect amounts paid with respect to the sale of this Annuity. The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request. During 2011, the least amount paid, and greatest amount paid, were $19.35 and $6,443,077.91, respectively.

 Name of Firm:


  1st Global Capital Corp.
  1934 Group
  Aaron Industries
  Advantage Fire Sprinkler Co.
  Aegon Transamerica
  A.G. Edwards & Sons, Inc.
  Afore ING
  AIG Financial Advisors Inc
  Allen & Company of Florida, Inc.
  Alliance Bernstein L.P.
  Allstate Financial Srvcs, LLC
  American Century
  American Independent Marketing
  AMERICAN PORTFOLIO FIN SVCS INC
  Ameriprise Financial, Inc. Total
  Ameritas Investment Corp.
  ANCHOR BAY SECURITIES, LLC
  ARETE WEALTH MANAGEMENT
  Arlington Securities, Inc.
  Arque Capital, Ltd.
  ARVEST ASSET MANAGEMENT
  ASKAR CORPORATION
  AUSDAL FINANCIAL PARTNERS, INC.
  AXA Advisors, LLC
  BancorpSouth Investment Services, Inc.
  Banc of America Invest.Svs(SO)
  BBVA Compass Investment Solutions, Inc.
  Ballew Investments
  Bank of the West
  Battery Ventures
  BB&T Investment Services, Inc.
  BCG Companies
  BCG Securities, Inc.
  Beaconsfield Financial Services
  Berthel Fisher & Company
  BlackRock Financial Management Inc.
  Broker Dealer Financial Services
  Brookstone Financial Services
  Brown Builders
  Cadaret, Grant & Co., Inc.
  Calton & Associates, Inc.
  Cambridge Investment Research, Inc.
  Cambridge Legacy Securities, LLC
  Cantella & Co., Inc.
  CAPE SECURITIES, INC.
  Capital Advisors
  Capital Analysts
  Capital Financial Services, Inc.
  CAPITAL GROWTH RESOURCES
  Capital Guardian
  Capital Investment Group, Inc.
  Capital One Investment Services, LLC
  Capital Securities Management
  Castner Josephs Retirement Group
  CBIZ
  CCF Investments, Inc.
  Centaurus Financial, Inc.
  CFD Investments, Inc.
  Charter One Bank (Cleveland)
  Chase Investment Services
  Citigroup Global Markets Inc.
  Citizens Bank and Trust Company
  Clairmont Oaks
  CLS Investments
  COMERICA SECURITIES, INC.
  Commonwealth Financial Network
  Compak Securities
  Compass Bank Wealth Management Group
  Crescent Securities Group
  Crown Capital Securities, L.P.
  CUNA Brokerage Svcs, Inc.
  CUSO Financial Services, L.P.
  D.A. Davidson
  David A. Noyes & Company
  Delta Equity
  Dempsey Lord Smith, LLC
  Deutsche Bank
  DeWaay Financial Network, LLC
  Eaton Vance
  EDI Financial
  Edward Jones & Co.
  ELLIOTT DAVIS BROKERAGE SERVICES, LLC
  Equitrust
  Equity Services, Inc.
  ESSEX FINANCIAL SERVICES, INC.
  Evergreen Consulting
  Federated Investors
  Fidelity Investments
  Fifth Third Securities, Inc.
  FINANCIAL ADVISERS OF AMERICA LLC
  Financial Network Investment
  Financial Planning Consultants
  Financial Security Management, Inc.
  Financial Telesis Inc.
  Financial West Group
  Fintegra, LLC
  First Allied Securities Inc
  First American Insurance Underwriters (FAIU)
  First Brokerage America, LLC
  FIRST CITIZENS INVESTOR SERVICES INC
  First Financial Equity Corp.
  First Heartland Capital, Inc.
  First Merit Investments
  First Southeast Investor Services
  First State Financial Management
  First Tennessee Brokerage, Inc
  First Trust Portfolios L.P.
  First Western Advisors
  Florida Investment Advisers
  Foothill Securities, Inc.
  Forrester Research
  Fortune Financial Services, Inc.
  Franklin Templeton
  FROST BROKERAGE SERVICES
  FSC Securities Corp.
  G.A. Repple & Company
  GATX Southern Star Agency
  Garden State Securities, Inc.
  Gary Goldberg & Co., Inc.
  Geneos Wealth Management, Inc.
  Genworth Financial Securities Corporation
  Girard Securities, Inc.
  Golden Years Advisors
  Goldman Sachs & Co.
  Great American Advisors, Inc.
  Great American Investors, Inc.
  GWN Securities, Inc.
  H. Beck, Inc.
  HBW SECURITIES LLC
  HD Associates
  H.D. Vest Investment
  Hantz Financial Services,Inc.
  HARBOR FINANCIAL SERVICES LLC
  Harbour Investments, Inc.
  Harmon Dennis Bradshaw
  Hartford Life Insurance Company
  Harvest Capital, LLC
  Hazard & Siegel, Inc.
  Heim, Young & Associates, Inc.
  Horizon Investments
  Hornor, Townsend & Kent, Inc.
  HSBC
  Huntleigh Securities
  ICC
  IMS Securities
  Independent Financial Grp, LLC
  IFS (Industry Fund Services)
  Impact Speakers
  Infinex Investments, Inc.
  ING Financial Partners, LLC
  Institutional Securities Corp.
  INTERCAROLINA FINANCIAL SERVICES, INC.
  Intersecurities, Inc
  Intervest International Equities Corp.
  Invest Financial Corporation
  Investacorp
  Investment Centers of America
  Investment Professionals
  Investors Capital Corporation
  Investors Security Co, Inc.
  ISG Equity Sales
  JHS Capital
  J.J.B. Hilliard Lyons, Inc.
  J.P. Morgan
  J.P. Turner & Company, LLC

  J.W. Cole Financial, Inc.
  Jack Cramer & Associates
  Janney Montgomery Scott, LLC.
  Jennison Associates, LLC
  John Hancock
  Key Bank
  KEY INVESTMENT SERVICES LLC
  Klosterman Baking
  KMS Financial Services, Inc.
  Kovack Securities, Inc.
  LaSalle St. Securities, LLC
  Leaders Group Inc.
  Legend Equities Corporation
  Legg Mason
  Leigh Baldwin & Company, LLC
  Lincoln Financial Advisors
  Lincoln Financial Securities Corporation
  Lincoln Investment Planning
  Lord Abbett
  LPL Financial Corporation
  LSG Financial Services
  M3 Insurance Solutions, Inc.
  M Holdings Securities, Inc
  Main Street Securities, LLC
  Mason Wells
  Merrill Lynch, P,F,S
  Merritt Wealth Strategies
  MetLife
  MFS
  Michigan Securities, Inc.
  Mid-Atlantic Capital Corp.
  Milkie Ferguson Investments
  MML Investors Services, Inc.
  Money Concepts Capital Corp.
  Montgomery Agency
  Morgan Keegan & Company
  Morgan Stanley Smith Barney
  MTL Equity Products, Inc.
  Multi Financial Securities Crp
  National Planning Corporation
  National Securities Corp.
  Nationwide Securities, LLC
  Navigator Financial
  Neuberger Berman
  New Alliance Bank
  New England Securities Corp.
  New York Life
  Newbridge Securities Corp.
  Newport Coast Securities
  Next Financial Group, Inc.
  NFP Securities, Inc.
  North Ridge Securities Corp.
  NPB Financial Group, LLC
  OneAmerica Securities, Inc.
  One Resource Group
  OPPENHEIMER & CO, INC.
  Pacific West Securities, Inc.
  Packerland Brokerage Services, Inc.
  Park Avenue Securities, LLC
  Paulson Investment Co., Inc.
  PIMCO
  PlanMember Securities Corp.
  PNC Investments, LLC
  Presidential Brokerage, Inc.
  Prime Capital Services, Inc.
  PRIMEVEST FINANCIAL SERVICES
  Principal Financial Group
  Princor Financial Services Corp.
  Private Client Services, LLC
  ProEquities
  Prospera Financial Services, Inc.
  Pruco Securities, LLC
  Purshe Kaplan Sterling Investments
  QA3 Financial Corp.
  Quest Financial Services
  Questar Capital Corporation
  Raymond James & Associates
  Raymond James Financial Svcs
  RBC CAPITAL MARKETS CORPORATION
  Resource Horizons Group
  Ridgeway & Conger, Inc.
  RNR Securities, LLC
  Robert W. Baird & Co., Inc.
  Royal Alliance Associates
  Royal Bank of Scotland
  Sagemark Consulting
  SAGEPOINT FINANCIAL, INC.
  Sage Rutty & Co., Inc.
  Sammons Securities Co., LLC
  Sanders Morris Harris Inc.
  SAUNDERS RETIREMENT ADVISORS INC
  SCF Securities, Inc.
  Schroders Investment Management
  Scott & Stringfellow, Inc.
  Seacoast Capital
  Securian Financial Svcs, Inc.
  Securities America, Inc.
  Securities Service Network
  Sigma Financial Corporation
  Signator Investors, Inc.
  SII Investments, Inc.
  Silver Oaks Securities
  SMH Capital, Inc.
  Southwest Securities, Inc.
  SPIRE SECURITIES LLC
  STERLING MONROE SECURITIES LLC
  Sterne Agee Financial Services, Inc.
  Stifel Nicolaus & Co.
  STRATEGIC FIN ALLIANCE INC
  Summit Brokerage Services, Inc
  Summit Equities, Inc.
  Summit Financial
  Sunset Financial Services, Inc
  SunTrust Investment Services, Inc.
  SWBC Investment Services
  SWS Financial Services, Inc
  SYMETRA INVESTMENT SERVICES INC
  Syndicated
  T. Rowe Price Group, Inc.
  TFS Securities, Inc.
  The Capital Group Securities, Inc.
  The Investment Center
  The O.N. Equity Sales Co.
  The Prudential Insurance Company of America
  The Wharton School
  Tower Square Securities, Inc.
  TransAmerica Financial Advisors, Inc.
  Triad Advisors, Inc.
  Trustmont Financial Group, Inc.
  UBS Financial Services, Inc.
  UNIONBANC INVESTMENT SERV, LLC
  United Planners Fin. Serv.
  USA Financial Securities Corp.
  US Bank
  UVEST Fin'l Srvcs Group, Inc.
  VALIC Financial Advisors, Inc
  Valmark Securities, Inc.
  Veritrust Financial LLC
  VFinance Investments
  VSR Financial Services, Inc.
  WADDELL & REED INC.
  Wall Street Financial Group
  Walnut Street Securities, Inc.
  WAYNE HUMMER INVESTMENTS LLC
  Wedbush Morgan Securities
  Wells Fargo Advisors LLC
  WELLS FARGO ADVISORS LLC - WEALTH
  WFG Investments, Inc.
  Wilbanks Securities, Inc.
  Williams Financial Group
  Woodbury Financial Services
  Woodstock Financial
  Workman Securities Corporation
  World Equity Group, Inc.
  World Group Securities, Inc.
  WRP Investments, Inc

 While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request.

 FINANCIAL STATEMENTS
 The financial statements of the Separate Account and Pruco Life of New Jersey are included in the Statement of Additional Information.

 INDEMNIFICATION
 Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 LEGAL PROCEEDINGS
 We are subject to legal and regulatory actions in the ordinary course of our business. Our pending legal and regulatory actions include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. We are subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payment and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. We are also subject to litigation arising out of our general business activities, such as our investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of our pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, we, along with other participants in the businesses in which we engage, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of our pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

 Pruco Life of New Jersey establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of September 30, 2012, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable. Pruco Life of New Jersey reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

 In July 2010, Pruco Life of New Jersey, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, Pruco Life of New Jersey received a similar request for information from the State of Connecticut Attorney General's Office. Pruco Life of New Jersey is cooperating with these investigations. Pruco Life of New Jersey has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

 In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In April, 2012, Pruco Life filed a motion to dismiss the complaint. In September 2012, the complaint was withdrawn without prejudice. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In June 2012, the company filed a motion to dismiss the complaint.

 In January 2012, a Global Resolution Agreement entered into by Pruco Life of New Jersey and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by Pruco Life of New Jersey to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires

 Pruco Life of New Jersey to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and
 (3) changes in Pruco Life of New Jersey's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

 Pruco Life of New Jersey is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Financial Services ("NYDFS") has requested that 172 life insurers (including Pruco Life of New Jersey) provide data to the NYDFS regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified Pruco Life of New Jersey that it intends to conduct an audit of Pruco Life of New Jersey's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding Pruco Life of New Jersey's use of the SSMDF and its claim handling procedures and Pruco Life of New Jersey is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding Pruco Life of New Jersey's unclaimed property procedures.

 Pruco Life of New Jersey's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that Pruco Life of New Jersey's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life of New Jersey's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey's financial position.

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

 The following are the contents of the Statement of Additional Information:
..   Company
..   Experts
..   Principal Underwriter
..   Payments Made to Promote Sale of Our Products
..   Determination of Accumulation Unit Values
..   Financial Statements

                               HOW TO CONTACT US

 You can contact us by:
..   calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,
..   writing to us via regular mail at Prudential Annuity Service Center, P.O.
    Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
..   writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.
..   accessing information about your Annuity through our Internet Website at
    www.prudentialannuities.com.

 You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

 Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

 Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

                     APPENDIX A - ACCUMULATION UNIT VALUES

 Here, we set forth historical Unit values.

                      PREMIER RETIREMENT VARIABLE ANNUITY
                   Pruco Life Insurance Company of New Jersey
                                   Prospectus

           ACCUMULATION UNIT VALUES: Basic Death Benefit Only (0.85%)

                                                                                                   Number of
                                                               Accumulation     Accumulation      Accumulation
                                                               Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                                Beginning of Period End of Period    End of Period
------------------------------------------------------------------------------------------------------------------
AST Academic Strategies Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.10349                0
------------------------------------------------------------------------------------------------------------------
AST Advanced Strategies Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.30664           42,436
------------------------------------------------------------------------------------------------------------------
AST American Century Income & Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.98493        $9.40252                0
------------------------------------------------------------------------------------------------------------------
AST Balanced Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.27105           70,784
------------------------------------------------------------------------------------------------------------------
AST BlackRock Global Strategies Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.21697           43,646
------------------------------------------------------------------------------------------------------------------
AST BlackRock Value Portfolio
 formerly, AST Value Portfolio
    05/02/2011 to 12/31/2011                                      $9.98883        $8.91990              675
------------------------------------------------------------------------------------------------------------------
AST Capital Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99034        $9.07555           50,023
------------------------------------------------------------------------------------------------------------------
AST CLS Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99050        $9.14181          101,421
------------------------------------------------------------------------------------------------------------------
AST CLS Moderate Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.98973        $9.30434           23,247
------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers Realty Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.38275              533
------------------------------------------------------------------------------------------------------------------
AST Federated Aggressive Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.93936        $7.99180                0
------------------------------------------------------------------------------------------------------------------
AST FI Pyramis(R) Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.98045        $9.07535                0
------------------------------------------------------------------------------------------------------------------
AST First Trust Balanced Target Portfolio
    05/02/2011 to 12/31/2011                                      $9.97981        $9.31586           52,089
------------------------------------------------------------------------------------------------------------------
AST First Trust Capital Appreciation Target Portfolio
    05/02/2011 to 12/31/2011                                      $9.96128        $8.78412           18,826
------------------------------------------------------------------------------------------------------------------
AST Global Real Estate Portfolio
    05/02/2011 to 12/31/2011                                     $10.02223        $8.80286                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Concentrated Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.99587        $8.95362                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Large-Cap Value Portfolio
 formerly, AST AllianceBernstein Growth & Income Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $8.44977           60,278
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Mid-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.94888        $8.81982                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Small-Cap Value Portfolio
    05/02/2011 to 12/31/2011                                      $9.90331        $9.17568           16,068
------------------------------------------------------------------------------------------------------------------
AST High Yield Portfolio
    05/02/2011 to 12/31/2011                                     $10.01210        $9.75907                0

                                                                                            Number of
                                                        Accumulation     Accumulation      Accumulation
                                                        Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                         Beginning of Period End of Period    End of Period
-----------------------------------------------------------------------------------------------------------
AST Horizon Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.98068         $9.31537          23,085
-----------------------------------------------------------------------------------------------------------
AST Horizon Moderate Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.99027         $9.41906          16,057
-----------------------------------------------------------------------------------------------------------
AST International Growth Portfolio
    05/02/2011 to 12/31/2011                              $10.03206         $8.17550          87,946
-----------------------------------------------------------------------------------------------------------
AST International Value Portfolio
    05/02/2011 to 12/31/2011                              $10.02815         $7.86710               0
-----------------------------------------------------------------------------------------------------------
AST Investment Grade Bond Portfolio
    05/02/2011 to 12/31/2011                              $10.00754        $10.87605          40,821
-----------------------------------------------------------------------------------------------------------
AST Jennison Large-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.99167         $9.23751               0
-----------------------------------------------------------------------------------------------------------
AST Jennison Large-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.97650         $8.50545             880
-----------------------------------------------------------------------------------------------------------
AST JPMorgan International Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.03001         $8.21650               0
-----------------------------------------------------------------------------------------------------------
AST JPMorgan Strategic Opportunities Portfolio
    05/02/2011 to 12/31/2011                              $10.00668         $9.54661               0
-----------------------------------------------------------------------------------------------------------
AST Large-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.98518         $8.95527         115,741
-----------------------------------------------------------------------------------------------------------
AST Lord Abbett Core-Fixed Income Portfolio
 formerly, AST Lord Abbett Bond-Debenture Portfolio
    05/02/2011 to 12/31/2011                               $9.99930        $10.42419         129,023
-----------------------------------------------------------------------------------------------------------
AST Marsico Capital Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.97547         $9.08180          22,473
-----------------------------------------------------------------------------------------------------------
AST MFS Global Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.03521         $8.75800               0
-----------------------------------------------------------------------------------------------------------
AST MFS Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.97990         $9.23171           8,584
-----------------------------------------------------------------------------------------------------------
AST Mid-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.96139         $8.68256               0
-----------------------------------------------------------------------------------------------------------
AST Money Market Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.94394               0
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman Core Bond Portfolio
    10/31/2011* to 12/31/2011                             $10.02921        $10.08481               0
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman Mid-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.92257         $9.20532          31,975
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman / LSV Mid-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.97557         $8.70651               0
-----------------------------------------------------------------------------------------------------------
AST Parametric Emerging Markets Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.00899         $7.61998             329
-----------------------------------------------------------------------------------------------------------
AST PIMCO Limited Maturity Bond Portfolio
    05/02/2011 to 12/31/2011                               $9.99930        $10.04283               0
-----------------------------------------------------------------------------------------------------------
AST PIMCO Total Return Bond Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.99564          92,678
-----------------------------------------------------------------------------------------------------------
AST Preservation Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.60825         106,745
-----------------------------------------------------------------------------------------------------------
AST Prudential Core Bond Portfolio
    10/31/2011* to 12/31/2011                             $10.01922        $10.08473               0
-----------------------------------------------------------------------------------------------------------
AST QMA US Equity Alpha Portfolio
    05/02/2011 to 12/31/2011                               $9.98322         $9.29418               0

                                                                                              Number of
                                                          Accumulation     Accumulation      Accumulation
                                                          Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                           Beginning of Period End of Period    End of Period
-------------------------------------------------------------------------------------------------------------
AST Schroders Multi-Asset World Strategies Portfolio
    05/02/2011 to 12/31/2011                                $10.00626         $9.00483               0
-------------------------------------------------------------------------------------------------------------
AST Small-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                 $9.90385         $8.71343               0
-------------------------------------------------------------------------------------------------------------
AST Small-Cap Value Portfolio
    05/02/2011 to 12/31/2011                                 $9.91152         $8.56576               0
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                 $9.99380         $9.50439          55,906
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Equity Income Portfolio
 formerly, AST AllianceBernstein Core Value Portfolio
    05/02/2011 to 12/31/2011                                 $9.97732         $8.96293          43,284
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Global Bond Portfolio
    05/02/2011 to 12/31/2011                                 $9.99930         $9.89515          30,451
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Large-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                 $9.97681         $9.07073               0
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Natural Resources Portfolio
    05/02/2011 to 12/31/2011                                 $9.89078         $7.67745             650
-------------------------------------------------------------------------------------------------------------
AST Wellington Management Hedged Equity Portfolio
 formerly, AST Aggressive Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                 $9.99930         $8.88560               0
-------------------------------------------------------------------------------------------------------------
AST Western Asset Core Plus Bond Portfolio
    05/02/2011 to 12/31/2011                                $10.00861        $10.31578               0
-------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Founding Funds Allocation Fund
    05/02/2011 to 12/31/2011                                $10.01119         $8.96287         111,040

 *  Denotes the start date of these sub-accounts

  APPENDIX B - FORMULA FOR HIGHEST DAILY LIFETIME INCOME V2.1 SUITE OF LIVING
                                   BENEFITS

   TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST
                       INVESTMENT GRADE BOND SUB-ACCOUNT

 TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:
   . C\\u\\ - the upper target is established on the effective date of the Highest Daily Lifetime Income v2.1 Suite of benefits (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

   . C\\us\\ - The secondary upper target is established on the Effective Date and is not changed for the life of the guarantee. Currently it is 84.5%

   . C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

   . C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

   .   L - the target value as of the current Valuation Day.

   .   r - the target ratio.

   . a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors)

   .   V - the total value of all elected Sub-accounts in the Annuity.

   .   B - the total value of the AST Investment Grade Bond Portfolio
       Sub-account.

   . P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments, and adjusted proportionally for Excess Income *, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments and adjusted proportionately for Excess Income* and (3) any highest daily Account Value occurring on or after the later of the immediately preceding Annuity Anniversary or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments and adjusted for withdrawals, as described herein.

   . T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account.

   . T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade Bond Portfolio Sub-account.

 * Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

 DAILY TARGET VALUE CALCULATION:
 On each Valuation Day, a target value (L) is calculated, according to the following formula. Target Values are subject to change for new elections of this benefit on a going-forward basis.

                            L    =    0.05 * P * a

 Daily Transfer Calculation:
 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

                      Target Ratio r    =    (L - B) / V

   . If on the third consecutive Valuation Day r (greater than) Cu and r (less or =) C\\us\\ or if on any day r (greater than) C\\us\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts are transferred to the AST Investment Grade Bond Portfolio Sub-account.

   . If r (less than) C\\l\\, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B (greater than) 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

 90% CAP RULE: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Account Value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

 T    =    Min (MAX (0, (0.90 * (V+ B) - B),       Money is transferred from the Permitted
           [L - B - V * C\\t\\] / (1 - C\\t\\))    Sub-accounts to the AST Investment Grade
                                                   Bond Portfolio Sub-account

 T    =    {Min (B, - [L - B - V * C\\t\\] /       Money is transferred from the AST Investment
           (1 - C\\t\\)}                           Grade Bond Portfolio Sub-account to the
                                                   Permitted Sub-accounts

 Monthly Transfer Calculation
 On each monthly anniversary of the Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Portfolio Sub-account to the Permitted Sub-accounts will occur:

 If, after the Daily Transfer Calculation is performed,

 {Min (B, .05 * (V+ B))(less than) (C\\u\\ * V - L + B) / (1 - C\\u\\), then

 T\\M\\    =    {Min (B, .05 * (V+ B)}    Money is transferred from the AST Investment
                                          Grade Bond Portfolio Sub-account to the
                                          Permitted Sub-accounts.

 TARGETS REFERENCED IN THE TRANSFER CALCULATION FORMULA:
 C\\u\\= [83%
 Cu\\s\\= 84.5%
 C\\t\\= 80%
 C\\l\\= 78%]

                     "A" Factors for Liability Calculations
              (in Years and Months since Benefit Effective Date)*

      Months
Years   1      2     3     4     5     6     7     8     9    10    11     12
----- ------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
  1   15.34  15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
  2   14.91  14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
  3   14.47  14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
  4   14.04  14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
  5   13.60  13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
  6   13.15  13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
  7   12.71  12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
  8   12.26  12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
  9   11.82  11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
 10   11.38  11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
 11   10.94  10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
 12   10.50  10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
 13   10.07  10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
 14    9.64   9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
 15    9.22   9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
 16    8.81   8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
 17    8.40   8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
 18    8.00   7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
 19    7.62   7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
 20    7.24   7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
 21    6.88   6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58  6.55
 22    6.52   6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
 23    6.19   6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
 24    5.86   5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
 25    5.56   5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
 26    5.27   5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
 27    4.99   4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
 28    4.73   4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
 29    4.49   4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
 30    4.26   4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06**

 *  The values set forth in this table are applied to all ages.
 ** In all subsequent years and months thereafter, the annuity factor is 4.06

  APPENDIX C - HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND
                       CONTINGENT DEFERRED SALES CHARGE

 To demonstrate how the Contingent Deferred Sales Charge and the Premium Based Charge operate, set forth below are various hypothetical examples. These examples are illustrative only, and do not represent the values under any particular Annuity.

 A. CDSC EXAMPLES

          Purchase      Actual                                 CDSC
           Payment     Purchase                               Expiry
          Rec'd Date   Payment      CDSC Schedule              Date
          ------------------------------------------------------------
          6/1/2011    $45,000.00 5%  5%  4%  4%  3%  3%  2%  5/31/2018
          ------------------------------------------------------------
          7/15/2011   $55,000.00 4%  3%  3%  2%  2%  2%  1%  7/14/2018
          ------------------------------------------------------------

 In this example, please note that the first Purchase Payment receives a CDSC schedule for total Purchase Payments less than $50,000.00. The second Purchase Payment results in a situation where the total Purchase Payments are $100,000.00 and the CDSC schedule reflects this.

 B. Premium Based Charge Examples

 Example 1: Assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the Premium Based Charge tier indicated below. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011.

                            Premium Annualized Quarterly  Premium  Premium
     Purchase     Purchase   Based   Premium    Premium    Based    Based
      Payment     Payment   Charge    Based      Based    Charge    Charge
     Rec'd Date    Amount    Rate     Charge    Charge   First Fee Last Fee
     ----------------------------------------------------------------------
     6/1/2011    $45,000.00  0.50%   $225.00    $56.25   9/1/2011  6/1/2018
     ----------------------------------------------------------------------
     7/15/2011   $55,000.00  0.50%   $275.00    $68.75   9/1/2011  6/1/2018
     ----------------------------------------------------------------------

 Example 2: In this example, the second Purchase Payment is not received prior to the first Quarterly Annuity Anniversary. The Premium Based Charge rate for the first payment will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the second Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.

                            Premium Annualized Quarterly  Premium  Premium
     Purchase     Purchase   Based   Premium    Premium    Based    Based
      Payment     Payment   Charge    Based      Based    Charge    Charge
     Rec'd Date    Amount    Rate     Charge    Charge   First Fee Last Fee
     ----------------------------------------------------------------------
     6/1/2011    $45,000.00  0.70%   $315.00    $78.75    9/1/2011 6/1/2018
     ----------------------------------------------------------------------
     9/15/2011   $55,000.00  0.50%   $275.00    $68.75   12/1/2011 9/1/2018
     ----------------------------------------------------------------------

 Example 3: In this example, assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the indicated Premium Based Charge tier. Assume the third Purchase Payment is received after the first Quarterly Annuity Anniversary. In this example, the Premium Based Charge rate for the first two Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the third Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.

                            Premium Annualized Quarterly  Premium  Premium
    Purchase     Purchase    Based   Premium    Premium    Based    Based
     Payment     Payment    Charge    Based      Based    Charge    Charge
    Rec'd Date    Amount     Rate     Charge    Charge   First Fee Last Fee
    -----------------------------------------------------------------------
    6/1/2011     $45,000.00  0.50%   $225.00     $56.25   9/1/2011 6/1/2018
    -----------------------------------------------------------------------
    7/15/2011    $55,000.00  0.50%   $275.00     $68.75   9/1/2011 6/1/2018
    -----------------------------------------------------------------------
    9/15/2011   $150,000.00  0.35%   $525.00    $131.25  12/1/2011 9/1/2018
    -----------------------------------------------------------------------

 Example 4: In this example, assume that the second Purchase Payment is received the day before the quarter's end. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received on the first Quarterly Annuity Anniversary, or 9/1/2011.

                            Premium Annualized Quarterly  Premium  Premium
     Purchase     Purchase   Based   Premium    Premium    Based    Based
      Payment     Payment   Charge    Based      Based    Charge    Charge
     Rec'd Date    Amount    Rate     Charge    Charge   First Fee Last Fee
     ----------------------------------------------------------------------
     6/1/2011    $45,000.00  0.50%   $225.00    $56.25   9/1/2011  6/1/2018
     ----------------------------------------------------------------------
     8/30/2011   $55,000.00  0.50%   $275.00    $68.75   9/1/2011  6/1/2018
     ----------------------------------------------------------------------

 Example 5: In this example, assume that the second Purchase Payment is received on the first Quarterly Annuity Anniversary. Since the second Purchase Payment is received on the first Quarterly Annuity Anniversary, it is not utilized for purposes of determining the Premium Based Charge rate for the first Purchase Payment.

                            Premium Annualized Quarterly  Premium  Premium
     Purchase     Purchase   Based   Premium    Premium    Based    Based
      Payment     Payment   Charge    Based      Based    Charge    Charge
     Rec'd Date    Amount    Rate     Charge    Charge   First Fee Last Fee
     ----------------------------------------------------------------------
     6/1/2011    $45,000.00  0.70%   $315.00    $78.75    9/1/2011 6/1/2018
     ----------------------------------------------------------------------
     9/1/2011    $55,000.00  0.50%   $275.00    $68.75   12/1/2011 9/1/2018
     ----------------------------------------------------------------------

                         PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS
                         FURTHER DETAILS ABOUT THE PRUCO LIFE OF NEW JERSEY PRUDENTIAL
                         PREMIER(R) RETIREMENT VARIABLE ANNUITY DESCRIBED IN PROSPECTUS
                         (02/14/2013)
                                          --------------------------------------
                                            (print your name)
                                          --------------------------------------
                                                (address)
                                          --------------------------------------
                                           (city/state/zip code)

 Please see the section of this prospectus entitled "How To Contact Us" for where to send your request for a Statement of Additional Information.

               [LOGO] Prudential
                     Bring Your Challenges


               The Prudential Insurance Company of America
               751 Broad Street
               Newark, NJ 07102-3777

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                                 February 14, 2013

                                    -------------




   PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE


                                ANNUITY CONTRACTS



This variable annuity contract is issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000. Subject to certain restrictions, you can make additional purchase payments by means other than electronic fund transfer of not less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus dated February 14, 2013.




To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

               TABLE OF CONTENTS

                                                                  Page
                                                                  ----
         Company                                                    2
         Experts                                                    2
         Principal Underwriter                                      2
         Payments Made to Promote Sale of Our Products              2
         Determination of Accumulation Unit Values                  3
         Separate Account Financial Information                    A1
         Company Financial Information                             B1


                                             Prudential Annuity Service Center
 Pruco Life Insurance Company of New Jersey           P.O. Box 7960
           213 Washington Street                  Philadelphia, PA 19176
           Newark, NJ 07102-2992                 Telephone: (888) PRU 2888


The Prudential Premier(R) Retirement Variable Annuity is a service mark of The Prudential Insurance Company of America.

                                     COMPANY


Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is anindirect wholly-owned subsidiary of Prudential Financial, Inc. ("PrudentialFinancial"), a New Jersey insurance holding company.


                                     EXPERTS



The financial statements of Pruco Life Insurance Company of New
Jersey as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 and the financial statements of Pruco Life of New Jersey Flexible Premium Variable Annuity Account as of December 31, 2011 and for each of the two years in the period ended December 31, 2011, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.





                              PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers the Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuity through licensed insurance producers, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.


With respect to all individual annuities issued by Pruco Life of New Jersey, PAD received commissions of $106,497,788, $97,819,083, and $73,455,927 in 2012,
2011 and 2010 respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuity according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to selling firms to pay to its registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically, the amount of which is linked to the value of the Annuity and the amount of time that the Annuity has been in effect.



                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS



In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD may enter into marketing service agreements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We and/or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

    . Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

    . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

    . Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2011) received payment with respect to annuity business during 2011 (or as to which a payment amount was accrued during 2011). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2011, the least amount paid, and greatest amount paid, were $19.35 and $6,443,077.91, respectively.



                    DETERMINATION OF ACCUMULATION UNIT VALUES


The value for each accumulation unit (which we refer to as the "Unit Price") is computed as of the end of each Valuation Day applicable. On any given Valuation Day, the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding Valuation Day by the net investment factor for the Sub-account for the current Valuation Day. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Sub-account from one Valuation Period to the next.


The net investment factor for a Valuation Period is {(a) divided by (b)}, less
(c), where:

(a) is the net result of:


(1) the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio at the end of the current Valuation Period; plus or minus


(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b) is the net result of:


(1) the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid(accrued) by the underlying Portfolio at the end of the preceding Valuation Period; plus or minus (2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(c) is the Insurance Charge and any applicable charge assessed against a Sub-account for any Rider attached to this Annuity corresponding to the portion of the 365 day year(366 for a leap year) that is in the current Valuation Period.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting principles and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

As we have indicated in the prospectus, the Annuity allows you to select or decline any of the several benefit options that carry with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature. Please see Appendix A in the prospectus for the accumulation unit values as of December 31, 2011.

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                          SUBACCOUNTS
                    ------------------------------------------------------------

                     PRUDENTIAL  PRUDENTIAL                         PRUDENTIAL
                        MONEY   DIVERSIFIED PRUDENTIAL  PRUDENTIAL     HIGH
                       MARKET       BOND     EQUITY       VALUE       YIELD
                      PORTFOLIO  PORTFOLIO  PORTFOLIO    PORTFOLIO   PORTFOLIO
                     ---------- ----------- ----------  ----------- -----------
ASSETS
  Investment in the
  portfolios, at
  fair value....... $18,882,658 $26,478,792 $20,353,150 $28,787,014 $21,605,149
                    ----------- ----------- ----------- ----------- -----------
  Net Assets....... $18,882,658 $26,478,792 $20,353,150 $28,787,014 $21,605,149
                    =========== =========== =========== =========== ===========

NET ASSETS,
  representing:
  Accumulation
  units............ $18,882,658 $26,478,792 $20,353,150 $28,787,014 $21,605,149
                    ----------- ----------- ----------- ----------- -----------
                    $18,882,658 $26,478,792 $20,353,150 $28,787,014 $21,605,149
                    =========== =========== =========== =========== ===========

  Units
  outstanding......  15,081,905  11,804,540  11,025,380  14,821,037   6,482,108
                    =========== =========== =========== =========== ===========

  Portfolio
  shares held......   1,888,266   2,255,434     857,697   1,807,094   4,382,383
  Portfolio net
  asset value
  per share........ $     10.00 $     11.74 $     23.73 $     15.93 $      4.93
  Investment in
  portfolio shares,
  at cost.......... $18,882,658 $24,935,182 $23,041,855 $34,713,487 $23,264,934

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                          SUBACCOUNTS
                    ------------------------------------------------------------
                     PRUDENTIAL  PRUDENTIAL                         PRUDENTIAL
                        MONEY   DIVERSIFIED PRUDENTIAL  PRUDENTIAL     HIGH
                       MARKET       BOND     EQUITY       VALUE       YIELD
                      PORTFOLIO  PORTFOLIO  PORTFOLIO    PORTFOLIO   PORTFOLIO
                     ---------- ----------- ----------  ----------- -----------
INVESTMENT INCOME
  Dividend income...$     4,398 $ 1,168,083 $   154,937 $   332,914 $ 1,710,984
                    ----------- ----------- ----------- ----------- -----------

EXPENSES
  Charges to
   contract owners
   for assuming
   mortality risk
   and expense risk
   and for
   administration..     284,517     379,494     322,731     479,654     337,475
                    ----------- ----------- ----------- ----------- -----------

NET INVESTMENT
 INCOME (LOSS).....    (280,119)    788,589    (167,794)   (146,740)  1,373,509
                    ----------- ----------- ----------- ----------- -----------

NET REALIZED AND
 UNREALIZED GAIN
 (LOSS) ON INVESTMENTS

  Capital gains
  distributions
  received.........           0     626,795           0           0           0
  Realized gain
  (loss) on shares
   redeemed........           0     251,851    (211,841)   (472,832)   (136,950)
  Net change in
  unrealized gain
  (loss) on
   investments.....           0     (53,592)   (625,359) (1,512,573)   (415,432)
                    ----------- ----------- ----------- ----------- -----------

NET GAIN (LOSS)
 ON INVESTMENTS....           0     825,054    (837,200) (1,985,405)   (552,382)
                    ----------- ----------- ----------- ----------- -----------

NET INCREASE
 (DECREASE) IN NET
   ASSETS
   RESULTING
   FROM
   OPERATIONS...... $  (280,119) $ 1,613,643 $(1,004,994) $(2,132,145)$ 821,127
                    ===========  =========== ===========  =========== =========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A1

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE                    JANUS ASPEN JANUS
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME INVESCO V.I. CORE     PORTFOLIO -
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO      EQUITY FUND    INSTITUTIONAL SHARES
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- --------------------
  $24,117,584    $5,367,968  $23,575,711    $4,475,517      $1,654,713     $6,386,979      $9,075,105          $4,977,112
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------
  $24,117,584    $5,367,968  $23,575,711    $4,475,517      $1,654,713     $6,386,979      $9,075,105          $4,977,112
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

  $24,117,584    $5,367,968  $23,575,711    $4,475,517      $1,654,713     $6,386,979      $9,075,105          $4,977,112
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------
  $24,117,584    $5,367,968  $23,575,711    $4,475,517      $1,654,713     $6,386,979      $9,075,105          $4,977,112
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

   14,344,274     3,495,084   13,278,906     1,671,770       1,305,399      3,092,160       5,089,195           3,289,365
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

      766,367       316,881    1,013,573       263,266         139,286        328,887         339,637             217,912
  $     31.47    $    16.94  $     23.26    $    17.00      $    11.88     $    19.42      $    26.72          $    22.84
  $24,869,591    $6,079,825  $23,087,248    $4,308,158      $1,874,195     $6,477,360      $8,283,399          $5,650,447


                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE                    JANUS ASPEN JANUS
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME INVESCO V.I. CORE     PORTFOLIO -
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO      EQUITY FUND    INSTITUTIONAL SHARES
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- --------------------
  $   421,148    $   95,292  $    78,129    $   38,253      $   28,887     $  118,417      $   94,094          $   32,724
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

      378,050        87,143      373,822        65,877          28,006         94,959         137,931              77,918
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

       43,098         8,149     (295,693)      (27,624)            881         23,458         (43,837)            (45,194)
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

            0             0            0        63,415               0              0               0                   0
      (34,971)      (38,730)     406,976        43,769            (308)        18,572         171,309             (64,806)
      193,315      (452,439)    (270,329)     (122,408)       (276,997)      (169,511)       (229,269)           (249,040)
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

      158,344      (491,169)     136,647       (15,224)       (277,305)      (150,939)        (57,960)           (313,846)
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

  $   201,442    $ (483,020) $  (159,046)   $  (42,848)     $ (276,424)    $ (127,481)     $ (101,797)         $ (359,040)
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A2

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                             SUBACCOUNTS
                                               ----------------------------------------------------------------------
                                                JANUS ASPEN                                           FTVIP FRANKLIN
                                                 OVERSEAS       MFS(R)        MFS(R)                   SMALL-MID CAP
                                                PORTFOLIO -    RESEARCH       GROWTH      AMERICAN        GROWTH
                                               INSTITUTIONAL   SERIES -      SERIES -    CENTURY VP  SECURITIES FUND -
                                                  SHARES     INITIAL CLASS INITIAL CLASS VALUE FUND       CLASS 2
                                               ------------- ------------- ------------- ----------  -----------------
ASSETS
  Investment in the portfolios, at fair value.  $ 8,735,377   $1,609,260    $5,790,361   $2,407,512     $2,657,379
                                                -----------   ----------    ----------   ----------     ----------
  Net Assets..................................  $ 8,735,377   $1,609,260    $5,790,361   $2,407,512     $2,657,379
                                                ===========   ==========    ==========   ==========     ==========

NET ASSETS, representing:
  Accumulation units..........................  $ 8,735,377   $1,609,260    $5,790,361   $2,407,512     $2,657,379
                                                -----------   ----------    ----------   ----------     ----------
                                                $ 8,735,377   $1,609,260    $5,790,361   $2,407,512     $2,657,379
                                                ===========   ==========    ==========   ==========     ==========

  Units outstanding...........................    2,903,952      990,180     3,507,477    1,221,358      1,511,453
                                                ===========   ==========    ==========   ==========     ==========

  Portfolio shares held.......................      228,974       85,690       235,764      415,088        129,692
  Portfolio net asset value per share.........  $     38.15   $    18.78    $    24.56   $     5.80     $    20.49
  Investment in portfolio shares, at cost.....  $ 7,494,045   $1,497,147    $5,533,040   $2,723,339     $2,693,025

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                             SUBACCOUNTS
                                               ----------------------------------------------------------------------
                                                JANUS ASPEN                                           FTVIP FRANKLIN
                                                 OVERSEAS       MFS(R)        MFS(R)                   SMALL-MID CAP
                                                PORTFOLIO -    RESEARCH       GROWTH      AMERICAN        GROWTH
                                               INSTITUTIONAL   SERIES -      SERIES -    CENTURY VP  SECURITIES FUND -
                                                  SHARES     INITIAL CLASS INITIAL CLASS VALUE FUND       CLASS 2
                                               ------------- ------------- ------------- ----------  -----------------
INVESTMENT INCOME
  Dividend income.............................  $    55,021   $   15,368    $   11,999   $   49,550     $        0
                                                -----------   ----------    ----------   ----------     ----------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................      165,363       24,775        87,970       34,077         40,894
                                                -----------   ----------    ----------   ----------     ----------

NET INVESTMENT INCOME (LOSS)..................     (110,342)      (9,407)      (75,971)      15,473        (40,894)
                                                -----------   ----------    ----------   ----------     ----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........      114,744            0             0            0              0
  Realized gain (loss) on shares
   redeemed...................................      799,976       24,336        60,900      (41,939)        29,089
  Net change in unrealized gain (loss) on
   investments................................   (5,251,141)     (45,278)      (74,274)      22,732       (162,699)
                                                -----------   ----------    ----------   ----------     ----------

NET GAIN (LOSS) ON INVESTMENTS................   (4,336,421)     (20,942)      (13,374)     (19,207)      (133,610)
                                                -----------   ----------    ----------   ----------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $(4,446,763)  $  (30,349)   $  (89,345)  $   (3,734)    $ (174,504)
                                                ===========   ==========    ==========   ==========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A3

                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
                                                                               PRUDENTIAL SP
                            ALLIANCEBERNSTEIN  PRUDENTIAL                       PRUDENTIAL   PRUDENTIAL SP PRUDENTIAL SP
  PRUDENTIAL                  VPS LARGE CAP     SP SMALL    JANUS ASPEN JANUS  U.S. EMERGING GROWTH ASSET  INTERNATIONAL
JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO   CAP VALUE   PORTFOLIO - SERVICE    GROWTH      ALLOCATION      GROWTH
FOCUS PORTFOLIO  PORTFOLIO       CLASS B       PORTFOLIO         SHARES          PORTFOLIO    PORTFOLIO*     PORTFOLIO
--------------- ----------- ----------------- -----------  ------------------- ------------- ------------- -------------
  $4,027,325    $2,181,362      $466,570      $ 9,693,716       $422,958        $9,167,959    $        0    $2,649,644
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------
  $4,027,325    $2,181,362      $466,570      $ 9,693,716       $422,958        $9,167,959    $        0    $2,649,644
  ==========    ==========      ========      ===========       ========        ==========    ==========    ==========

  $4,027,325    $2,181,362      $466,570      $ 9,693,716       $422,958        $9,167,959    $        0    $2,649,644
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------
  $4,027,325    $2,181,362      $466,570      $ 9,693,716       $422,958        $9,167,959    $        0    $2,649,644
  ==========    ==========      ========      ===========       ========        ==========    ==========    ==========

   2,433,178     2,104,144       785,087        5,635,542        428,077         4,764,169             0     2,217,408
  ==========    ==========      ========      ===========       ========        ==========    ==========    ==========

     270,472       208,344        17,828          817,345         18,715         1,175,379             0       607,717
  $    14.89    $    10.47      $  26.17      $     11.86       $  22.60        $     7.80    $     0.00    $     4.36
  $3,643,079    $2,307,493      $510,796      $10,134,128       $376,110        $8,393,618    $        0    $3,799,070


                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
                                                                               PRUDENTIAL SP
                            ALLIANCEBERNSTEIN  PRUDENTIAL                       PRUDENTIAL   PRUDENTIAL SP PRUDENTIAL SP
  PRUDENTIAL                  VPS LARGE CAP     SP SMALL    JANUS ASPEN JANUS  U.S. EMERGING GROWTH ASSET  INTERNATIONAL
JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO   CAP VALUE   PORTFOLIO - SERVICE    GROWTH      ALLOCATION      GROWTH
FOCUS PORTFOLIO  PORTFOLIO       CLASS B       PORTFOLIO         SHARES          PORTFOLIO    PORTFOLIO*     PORTFOLIO
--------------- ----------- ----------------- -----------  ------------------- ------------- ------------- -------------

  $    3,710    $   19,615      $    468      $    72,675       $  2,139        $   59,989    $        0    $   41,704
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------

      62,733        33,580         7,243          170,616          8,386           158,609       178,702        50,004
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------

     (59,023)      (13,965)       (6,775)         (97,941)        (6,247)          (98,620)     (178,702)       (8,300)
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------



           0       170,802             0                0              0            86,893             0             0
     135,768        20,762        (4,784)         (91,016)        45,906           290,994       469,001      (191,568)
    (291,919)     (319,761)      (16,901)        (192,952)       (64,047)         (175,094)    1,574,550      (329,966)
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------

    (156,151)     (128,197)      (21,685)        (283,968)       (18,141)          202,793     2,043,551      (521,534)
  ----------    ----------      --------      -----------       --------        ----------    ----------    ----------

  $ (215,174)   $ (142,162)     $(28,460)     $  (381,909)      $(24,388)       $  104,173    $1,864,849    $ (529,834)
  ==========    ==========      ========      ===========       ========        ==========    ==========    ==========

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A4

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                     AST                          AST SCHRODERS
                                                PRUDENTIAL SP   GOLDMAN SACHS    AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &
                                                INTERNATIONAL     LARGE-CAP    CENTURY INCOME &    STRATEGIES     STEERS REALTY
                                               VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO
                                               --------------- --------------- ---------------- ----------------- -------------
ASSETS
  Investment in the portfolios, at fair value.   $2,637,567      $ 8,530,502     $11,175,911      $105,293,592     $9,555,425
                                                 ----------      -----------     -----------      ------------     ----------
  Net Assets..................................   $2,637,567      $ 8,530,502     $11,175,911      $105,293,592     $9,555,425
                                                 ==========      ===========     ===========      ============     ==========

NET ASSETS, representing:
  Accumulation units..........................   $2,637,567      $ 8,530,502     $11,175,911      $105,293,592     $9,555,425
                                                 ----------      -----------     -----------      ------------     ----------
                                                 $2,637,567      $ 8,530,502     $11,175,911      $105,293,592     $9,555,425
                                                 ==========      ===========     ===========      ============     ==========

  Units outstanding...........................    1,944,492          906,605       1,060,852        10,204,353        780,293
                                                 ==========      ===========     ===========      ============     ==========

  Portfolio shares held.......................      452,413          572,133         857,048         8,264,803      1,479,168
  Portfolio net asset value per share.........   $     5.83      $     14.91     $     13.04      $      12.74     $     6.46
  Investment in portfolio shares, at cost.....   $3,744,426      $ 8,553,228     $10,571,076      $106,709,999     $9,178,877

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                                     AST                          AST SCHRODERS
                                                PRUDENTIAL SP   GOLDMAN SACHS    AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &
                                                INTERNATIONAL     LARGE-CAP    CENTURY INCOME &    STRATEGIES     STEERS REALTY
                                               VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO
                                               --------------- --------------- ---------------- ----------------- -------------
INVESTMENT INCOME
  Dividend income.............................   $   77,022      $    94,893     $   108,995      $  1,692,405     $   66,331
                                                 ----------      -----------     -----------      ------------     ----------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................       50,315          144,394         170,638         1,793,952        152,016
                                                 ----------      -----------     -----------      ------------     ----------

NET INVESTMENT INCOME (LOSS)..................       26,707          (49,501)        (61,643)         (101,547)       (85,685)
                                                 ----------      -----------     -----------      ------------     ----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........            0                0               0           979,487              0
  Realized gain (loss) on shares
   redeemed...................................     (136,178)        (653,090)       (269,379)       (2,016,922)      (235,309)
  Net change in unrealized gain (loss) on
   investments................................     (326,788)        (554,749)       (139,033)       (7,873,818)        79,302
                                                 ----------      -----------     -----------      ------------     ----------

NET GAIN (LOSS) ON INVESTMENTS................     (462,966)      (1,207,839)       (408,412)       (8,911,253)      (156,007)
                                                 ----------      -----------     -----------      ------------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $ (436,259)     $(1,257,340)    $  (470,055)     $ (9,012,800)    $ (241,692)
                                                 ==========      ===========     ===========      ============     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A5

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
AST J.P. MORGAN                 AST NEUBERGER                                                                   AST GOLDMAN
   STRATEGIC                    BERMAN SMALL-                 AST FEDERATED                                        SACHS
 OPPORTUNITIES   AST BLACKROCK   CAP GROWTH   AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED
   PORTFOLIO    VALUE PORTFOLIO  PORTFOLIO*     PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO
--------------- --------------- ------------- -------------- ---------------- --------------- --------------- ----------------
  $85,179,205     $6,050,008     $        0    $11,409,719     $ 8,661,558      $5,953,093      $5,461,308      $ 8,999,026
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------
  $85,179,205     $6,050,008     $        0    $11,409,719     $ 8,661,558      $5,953,093      $5,461,308      $ 8,999,026
  ===========     ==========     ==========    ===========     ===========      ==========      ==========      ===========

  $85,179,205     $6,050,008     $        0    $11,409,719     $ 8,661,558      $5,953,093      $5,461,308      $ 8,999,026
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------
  $85,179,205     $6,050,008     $        0    $11,409,719     $ 8,661,558      $5,953,093      $5,461,308      $ 8,999,026
  ===========     ==========     ==========    ===========     ===========      ==========      ==========      ===========

    8,024,460        595,589              0      1,019,827         859,377         549,671         521,742          872,417
  ===========     ==========     ==========    ===========     ===========      ==========      ==========      ===========

    6,603,039        710,929              0      1,582,485       1,079,995         519,921         430,363          342,951
  $     12.90     $     8.51     $     0.00    $      7.21     $      8.02      $    11.45      $    12.69      $     26.24
  $82,670,302     $6,067,507     $        0    $11,298,170     $ 9,256,267      $5,811,175      $5,324,580      $ 8,804,510


                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
AST J.P. MORGAN                 AST NEUBERGER                                                                   AST GOLDMAN
   STRATEGIC                    BERMAN SMALL-                 AST FEDERATED                                        SACHS
 OPPORTUNITIES   AST BLACKROCK   CAP GROWTH   AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED
   PORTFOLIO    VALUE PORTFOLIO  PORTFOLIO*     PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO
--------------- --------------- ------------- -------------- ---------------- --------------- --------------- ----------------
  $   721,105     $   42,917     $        0    $   703,670     $    44,514      $   46,774      $   38,298      $    17,138
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------

    1,344,708        100,350         30,873        183,041         164,625         116,895         108,450          167,000
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------

     (623,603)       (57,433)       (30,873)       520,629        (120,111)        (70,121)        (70,152)        (149,862)
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------

            0              0              0              0               0               0               0                0
      417,664       (427,702)     1,450,641       (156,595)     (1,802,400)       (275,890)       (361,914)        (116,211)
   (2,330,731)      (196,127)      (720,624)      (336,919)     (1,242,562)       (586,466)       (565,184)        (915,576)
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------

   (1,913,067)      (623,829)       730,017       (493,514)     (3,044,962)       (862,356)       (927,098)      (1,031,787)
  -----------     ----------     ----------    -----------     -----------      ----------      ----------      -----------

  $(2,536,670)    $ (681,262)    $  699,144    $    27,115     $(3,165,073)     $ (932,477)     $ (997,250)     $(1,181,649)
  ===========     ==========     ==========    ===========     ===========      ==========      ==========      ===========

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A6

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                 SUBACCOUNTS
                                               ------------------------------------------------------------------------------

                                                 AST GOLDMAN                    AST LORD ABBETT   AST MARSICO
                                                SACHS MID-CAP    AST LARGE-CAP     CORE FIXED    CAPITAL GROWTH AST MFS GROWTH
                                               GROWTH PORTFOLIO VALUE PORTFOLIO INCOME PORTFOLIO   PORTFOLIO      PORTFOLIO
                                               ---------------- --------------- ---------------- -------------- --------------
ASSETS
  Investment in the portfolios, at fair value.   $11,358,598      $7,376,737      $18,984,628     $18,293,433     $4,779,596
                                                 -----------      ----------      -----------     -----------     ----------
  Net Assets..................................   $11,358,598      $7,376,737      $18,984,628     $18,293,433     $4,779,596
                                                 ===========      ==========      ===========     ===========     ==========

NET ASSETS, representing:
  Accumulation units..........................   $11,358,598      $7,376,737      $18,984,628     $18,293,433     $4,779,596
                                                 -----------      ----------      -----------     -----------     ----------
                                                 $11,358,598      $7,376,737      $18,984,628     $18,293,433     $4,779,596
                                                 ===========      ==========      ===========     ===========     ==========

  Units outstanding...........................     1,007,755         840,825        1,575,997       1,718,281        455,535
                                                 ===========      ==========      ===========     ===========     ==========

  Portfolio shares held.......................     2,267,185         585,455        1,680,056         957,270        501,006
  Portfolio net asset value per share.........   $      5.01      $    12.60      $     11.30     $     19.11     $     9.54
  Investment in portfolio shares, at cost.....   $11,112,276      $8,317,463      $18,114,125     $17,793,469     $4,640,577

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                 SUBACCOUNTS
                                               ------------------------------------------------------------------------------

                                                 AST GOLDMAN                    AST LORD ABBETT   AST MARSICO
                                                SACHS MID-CAP    AST LARGE-CAP     CORE FIXED    CAPITAL GROWTH AST MFS GROWTH
                                               GROWTH PORTFOLIO VALUE PORTFOLIO INCOME PORTFOLIO   PORTFOLIO      PORTFOLIO
                                               ---------------- --------------- ---------------- -------------- --------------
INVESTMENT INCOME
  Dividend income.............................   $         0      $   90,433      $   169,543     $    65,663     $   17,942
                                                 -----------      ----------      -----------     -----------     ----------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................       207,851         112,554          180,826         349,846         78,168
                                                 -----------      ----------      -----------     -----------     ----------

NET INVESTMENT INCOME (LOSS)..................      (207,851)        (22,121)         (11,283)       (284,183)       (60,226)
                                                 -----------      ----------      -----------     -----------     ----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........       741,248               0                0               0              0
  Realized gain (loss) on shares
   redeemed...................................      (824,237)       (450,623)         311,717        (313,211)        (2,894)
  Net change in unrealized gain (loss) on
   investments................................    (1,344,424)       (100,386)         534,735      (1,384,872)      (277,215)
                                                 -----------      ----------      -----------     -----------     ----------

NET GAIN (LOSS) ON INVESTMENTS................    (1,427,413)       (551,009)         846,452      (1,698,083)      (280,109)
                                                 -----------      ----------      -----------     -----------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $(1,635,264)     $ (573,130)     $   835,169     $(1,982,266)    $ (340,335)
                                                 ===========      ==========      ===========     ===========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A7

                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                 AST NEUBERGER                  AST T. ROWE                AST T. ROWE   AST T. ROWE
 AST NEUBERGER   BERMAN / LSV     AST PIMCO     PRICE EQUITY  AST QMA US  PRICE NATURAL  PRICE ASSET
 BERMAN MID-CAP  MID-CAP VALUE LIMITED MATURITY    INCOME    EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL
GROWTH PORTFOLIO   PORTFOLIO    BOND PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO
---------------- ------------- ---------------- ------------ ------------ ------------- ------------  ----------------
  $10,192,969     $ 8,617,159    $15,100,283     $7,093,624   $3,025,276   $20,366,272  $264,164,701     $7,785,786
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------
  $10,192,969     $ 8,617,159    $15,100,283     $7,093,624   $3,025,276   $20,366,272  $264,164,701     $7,785,786
  ===========     ===========    ===========     ==========   ==========   ===========  ============     ==========

  $10,192,969     $ 8,617,159    $15,100,283     $7,093,624   $3,025,276   $20,366,272  $264,164,701     $7,785,786
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------
  $10,192,969     $ 8,617,159    $15,100,283     $7,093,624   $3,025,276   $20,366,272  $264,164,701     $7,785,786
  ===========     ===========    ===========     ==========   ==========   ===========  ============     ==========

      862,295         816,821      1,418,816        750,360      293,943     2,023,534    24,391,241        738,448
  ===========     ===========    ===========     ==========   ==========   ===========  ============     ==========

      469,290         588,604      1,431,306        873,599      261,929     1,065,739    15,349,489        796,907
  $     21.72     $     14.64    $     10.55     $     8.12   $    11.55   $     19.11  $      17.21     $     9.77
  $ 9,786,072     $ 8,426,218    $15,170,884     $6,893,776   $2,979,664   $22,039,022  $253,692,488     $7,759,861


                                               SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
                 AST NEUBERGER                  AST T. ROWE                AST T. ROWE   AST T. ROWE
 AST NEUBERGER   BERMAN / LSV     AST PIMCO     PRICE EQUITY  AST QMA US  PRICE NATURAL  PRICE ASSET
 BERMAN MID-CAP  MID-CAP VALUE LIMITED MATURITY    INCOME    EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL
GROWTH PORTFOLIO   PORTFOLIO    BOND PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO
---------------- ------------- ---------------- ------------ ------------ ------------- ------------  ----------------
  $         0     $    87,886    $   131,650     $   87,051   $   22,594   $   150,253  $  2,630,093     $   42,503
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------



      177,994         154,456        231,147        131,549       49,257       406,689     3,952,440        139,096
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------

     (177,994)        (66,570)       (99,497)       (44,498)     (26,663)     (256,436)   (1,322,347)       (96,593)
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------



            0               0        241,403              0            0             0             0              0

      (47,566)       (531,932)       (37,787)      (527,438)     (89,648)   (1,798,291)   (1,970,220)      (202,245)

     (609,919)       (584,289)       (23,378)      (281,119)     (41,070)   (4,185,345)   (5,886,549)      (669,993)
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------

     (657,485)     (1,116,221)       180,238       (808,557)    (130,718)   (5,983,636)   (7,856,769)      (872,238)
  -----------     -----------    -----------     ----------   ----------   -----------  ------------     ----------

  $  (835,479)    $(1,182,791)   $    80,741     $ (853,055)  $ (157,381)  $(6,240,072) $ (9,179,116)    $ (968,831)
  ===========     ===========    ===========     ==========   ==========   ===========  ============     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A8

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                               SUBACCOUNTS
                                               ---------------------------------------------------------------------------
                                                                                                              AST ACADEMIC
                                                                                AST WELLINGTON  AST CAPITAL    STRATEGIES
                                                 AST JPMORGAN    AST T. ROWE      MANAGEMENT    GROWTH ASSET     ASSET
                                                INTERNATIONAL    PRICE GLOBAL       HEDGED       ALLOCATION    ALLOCATION
                                               EQUITY PORTFOLIO BOND PORTFOLIO EQUITY PORTFOLIO  PORTFOLIO     PORTFOLIO
                                               ---------------- -------------- ---------------- ------------  ------------
ASSETS
  Investment in the portfolios, at fair value.   $12,053,672     $11,416,125     $16,414,783    $216,804,339  $249,345,914
                                                 -----------     -----------     -----------    ------------  ------------
  Net Assets..................................   $12,053,672     $11,416,125     $16,414,783    $216,804,339  $249,345,914
                                                 ===========     ===========     ===========    ============  ============

NET ASSETS, representing:
  Accumulation units..........................   $12,053,672     $11,416,125     $16,414,783    $216,804,339  $249,345,914
                                                 -----------     -----------     -----------    ------------  ------------
                                                 $12,053,672     $11,416,125     $16,414,783    $216,804,339  $249,345,914
                                                 ===========     ===========     ===========    ============  ============

  Units outstanding...........................     1,313,564       1,035,375       1,819,065      21,420,963    24,615,273
                                                 ===========     ===========     ===========    ============  ============

  Portfolio shares held.......................       647,699       1,027,554       1,825,894      21,381,098    24,279,057
  Portfolio net asset value per share.........   $     18.61     $     11.11     $      8.99    $      10.14  $      10.27
  Investment in portfolio shares, at cost.....   $12,511,776     $11,383,586     $16,211,278    $215,826,369  $248,697,052

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                               SUBACCOUNTS
                                               ---------------------------------------------------------------------------
                                                                                                              AST ACADEMIC
                                                                                AST WELLINGTON  AST CAPITAL    STRATEGIES
                                                 AST JPMORGAN    AST T. ROWE      MANAGEMENT    GROWTH ASSET     ASSET
                                                INTERNATIONAL    PRICE GLOBAL       HEDGED       ALLOCATION    ALLOCATION
                                               EQUITY PORTFOLIO BOND PORTFOLIO EQUITY PORTFOLIO  PORTFOLIO     PORTFOLIO
                                               ---------------- -------------- ---------------- ------------  ------------
INVESTMENT INCOME
  Dividend income.............................   $   196,438     $   307,550     $    30,708    $  1,224,542  $  1,620,054
                                                 -----------     -----------     -----------    ------------  ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................       229,809         185,353         183,279       4,225,479     4,749,114
                                                 -----------     -----------     -----------    ------------  ------------

NET INVESTMENT INCOME (LOSS)..................       (33,371)        122,197        (152,571)     (3,000,937)   (3,129,060)
                                                 -----------     -----------     -----------    ------------  ------------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........             0          85,984               0               0             0
  Realized gain (loss) on shares
   redeemed...................................      (989,607)        132,783          26,689      (2,357,253)   (1,423,314)
  Net change in unrealized gain (loss) on
   investments................................    (1,560,593)        (58,783)       (630,011)    (14,290,332)  (13,767,759)
                                                 -----------     -----------     -----------    ------------  ------------

NET GAIN (LOSS) ON INVESTMENTS................    (2,550,200)        159,984        (603,322)    (16,647,585)  (15,191,073)
                                                 -----------     -----------     -----------    ------------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $(2,583,571)    $   282,181     $  (755,893)   $(19,648,522) $(18,320,133)
                                                 ===========     ===========     ===========    ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A9

                                          SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
                    AST         AST FIRST     AST FIRST                 AST T. ROWE
AST BALANCED    PRESERVATION      TRUST     TRUST CAPITAL     AST          PRICE                      AST
   ASSET           ASSET        BALANCED    APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP
 ALLOCATION      ALLOCATION      TARGET        TARGET      STRATEGIES     GROWTH       MARKET       GROWTH
 PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
------------    ------------  ------------  ------------- ------------  -----------  -----------  ----------
$352,781,945    $266,300,550  $138,312,744  $113,082,406  $182,811,037  $16,199,304  $21,882,063  $7,766,322
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------
$352,781,945    $266,300,550  $138,312,744  $113,082,406  $182,811,037  $16,199,304  $21,882,063  $7,766,322
============    ============  ============  ============  ============  ===========  ===========  ==========

$352,781,945    $266,300,550  $138,312,744  $113,082,406  $182,811,037  $16,199,304  $21,882,063  $7,766,322
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------
$352,781,945    $266,300,550  $138,312,744  $113,082,406  $182,811,037  $16,199,304  $21,882,063  $7,766,322
============    ============  ============  ============  ============  ===========  ===========  ==========

  33,653,172      24,615,353    13,265,213    11,105,442    17,018,736    1,502,529    2,221,281     646,526
============    ============  ============  ============  ============  ===========  ===========  ==========

  32,335,650      22,644,605    14,620,797    12,291,566    16,864,487    1,331,085   21,882,063     384,471
$      10.91    $      11.76  $       9.46  $       9.20  $      10.84  $     12.17  $      1.00  $    20.20
$338,373,019    $253,505,288  $135,959,569  $113,785,184  $177,927,881  $15,695,473  $21,882,063  $7,183,580


                                          SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
                    AST         AST FIRST     AST FIRST                 AST T. ROWE
AST BALANCED    PRESERVATION      TRUST     TRUST CAPITAL     AST          PRICE                      AST
   ASSET           ASSET        BALANCED    APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP
 ALLOCATION      ALLOCATION      TARGET        TARGET      STRATEGIES     GROWTH       MARKET       GROWTH
 PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO
------------    ------------  ------------  ------------- ------------  -----------  -----------  ----------
$  2,321,987    $  2,113,347  $  2,263,490  $  1,475,558  $  1,781,357  $         0  $     3,485  $        0
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------

   6,171,933       3,984,644     2,209,615     2,101,204     2,890,425      277,130      287,897     124,005
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------

  (3,849,946)     (1,871,297)       53,875      (625,646)   (1,109,068)    (277,130)    (284,412)   (124,005)
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------

           0               0             0             0             0            0            0           0
   2,153,974       2,465,464    (3,011,507)   (5,279,801)   (2,073,998)    (119,297)           0      43,373
 (17,882,809)     (3,977,122)   (6,154,694)  (11,932,967)   (6,404,600)  (1,259,418)           0    (609,710)
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------

 (15,728,835)     (1,511,658)   (9,166,201)  (17,212,768)   (8,478,598)  (1,378,715)           0    (566,337)
------------    ------------  ------------  ------------  ------------  -----------  -----------  ----------

$(19,578,781)   $ (3,382,955) $ (9,112,326) $(17,838,414) $ (9,587,666) $(1,655,845) $  (284,412) $ (690,342)
============    ============  ============  ============  ============  ===========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A10

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                                   AST
                                                 AST PIMCO    INTERNATIONAL                                   AST INVESTMENT
                                                TOTAL RETURN      VALUE     AST INTERNATIONAL NVIT DEVELOPING   GRADE BOND
                                               BOND PORTFOLIO   PORTFOLIO   GROWTH PORTFOLIO   MARKETS FUND     PORTFOLIO
                                               -------------- ------------- ----------------- --------------- --------------
ASSETS
  Investment in the portfolios, at fair value.  $154,437,971   $ 4,480,177     $ 7,164,025      $  670,330     $688,204,214
                                                ------------   -----------     -----------      ----------     ------------
  Net Assets..................................  $154,437,971   $ 4,480,177     $ 7,164,025      $  670,330     $688,204,214
                                                ============   ===========     ===========      ==========     ============

NET ASSETS, representing:
  Accumulation units..........................  $154,437,971   $ 4,480,177     $ 7,164,025      $  670,330     $688,204,214
                                                ------------   -----------     -----------      ----------     ------------
                                                $154,437,971   $ 4,480,177     $ 7,164,025      $  670,330     $688,204,214
                                                ============   ===========     ===========      ==========     ============

  Units outstanding...........................    14,092,072       494,113         784,260          51,346       56,740,197
                                                ============   ===========     ===========      ==========     ============

  Portfolio shares held.......................    12,967,084       330,885         717,838         124,135      112,451,669
  Portfolio net asset value per share.........  $      11.91   $     13.54     $      9.98      $     5.40     $       6.12
  Investment in portfolio shares, at cost.....  $154,665,301   $ 4,843,262     $ 7,546,335      $1,068,392     $673,627,043

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                SUBACCOUNTS
                                               ----------------------------------------------------------------------------
                                                                   AST
                                                 AST PIMCO    INTERNATIONAL                                   AST INVESTMENT
                                                TOTAL RETURN      VALUE     AST INTERNATIONAL NVIT DEVELOPING   GRADE BOND
                                               BOND PORTFOLIO   PORTFOLIO   GROWTH PORTFOLIO   MARKETS FUND     PORTFOLIO
                                               -------------- ------------- ----------------- --------------- --------------
INVESTMENT INCOME
  Dividend income.............................  $  2,889,631   $    79,639     $    56,203      $    2,474     $    540,386
                                                ------------   -----------     -----------      ----------     ------------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................     2,539,011        89,688         137,264          15,673        4,389,811
                                                ------------   -----------     -----------      ----------     ------------

NET INVESTMENT INCOME (LOSS)..................       350,620       (10,049)        (81,061)        (13,199)      (3,849,425)
                                                ------------   -----------     -----------      ----------     ------------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........     5,614,561             0               0               0        2,420,829
  Realized gain (loss) on shares
   redeemed...................................      (984,745)     (507,100)       (773,683)       (855,034)       1,521,101
  Net change in unrealized gain (loss) on
   investments................................    (2,390,884)     (628,081)       (972,097)        622,061       14,626,636
                                                ------------   -----------     -----------      ----------     ------------

NET GAIN (LOSS) ON INVESTMENTS................     2,238,932    (1,135,181)     (1,745,780)       (232,973)      18,568,566
                                                ------------   -----------     -----------      ----------     ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $  2,589,552   $(1,145,230)    $(1,826,841)     $ (246,172)    $ 14,719,141
                                                ============   ===========     ===========      ==========     ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A11

                                                    SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   FRANKLIN
  AST WESTERN                                                   AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH
ASSET CORE PLUS    AST BOND       AST BOND    AST GLOBAL REAL  EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION
BOND PORTFOLIO  PORTFOLIO 2018 PORTFOLIO 2019 ESTATE PORTFOLIO EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO
--------------- -------------- -------------- ---------------- ---------------- --------------- --------------- ----------------
  $28,879,973    $21,048,746       $    1        $3,471,548      $14,498,653     $119,692,672     $11,039,742     $81,483,863
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------
  $28,879,973    $21,048,746       $    1        $3,471,548      $14,498,653     $119,692,672     $11,039,742     $81,483,863
  ===========    ===========       ======        ==========      ===========     ============     ===========     ===========

  $28,879,973    $21,048,746       $    1        $3,471,548      $14,498,653     $119,692,672     $11,039,742     $81,483,863
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------
  $28,879,973    $21,048,746       $    1        $3,471,548      $14,498,653     $119,692,672     $11,039,742     $81,483,863
  ===========    ===========       ======        ==========      ===========     ============     ===========     ===========

    2,627,749      1,787,276            0           333,835        1,592,487       11,945,693         959,394       7,911,117
  ===========    ===========       ======        ==========      ===========     ============     ===========     ===========

    2,699,063      1,776,266            0           458,593        1,846,962       15,769,786       1,048,409       7,880,451
  $     10.70    $     11.85       $11.08        $     7.57      $      7.85     $       7.59     $     10.53     $     10.34
  $28,242,242    $20,434,816       $    1        $3,490,901      $15,923,102     $117,595,241     $10,344,164     $80,612,471


                                                    SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   FRANKLIN
  AST WESTERN                                                   AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH
ASSET CORE PLUS    AST BOND       AST BOND    AST GLOBAL REAL  EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION
BOND PORTFOLIO  PORTFOLIO 2018 PORTFOLIO 2019 ESTATE PORTFOLIO EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO
--------------- -------------- -------------- ---------------- ---------------- --------------- --------------- ----------------
  $   831,014    $    13,501       $  100        $   89,849      $   185,848     $     22,729     $    59,120     $   240,197
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------

      496,850        191,016          212            65,259          328,683        2,167,265         199,939       1,398,720
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------

      334,164       (177,515)        (112)           24,590         (142,835)      (2,144,536)       (140,819)     (1,158,523)
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------

      462,908        307,854        2,092                 0                0                0               0         832,012
      364,517         50,058         (610)         (179,409)      (1,900,072)      (4,030,882)       (340,918)     (3,191,974)
      187,065        612,200         (579)         (375,870)      (3,298,453)      (5,447,041)       (608,211)     (5,453,108)
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------

    1,014,490        970,112          903          (555,279)      (5,198,525)      (9,477,923)       (949,129)     (7,813,070)
  -----------    -----------       ------        ----------      -----------     ------------     -----------     -----------

  $ 1,348,654    $   792,597       $  791        $ (530,689)     $(5,341,360)    $(11,622,459)    $(1,089,948)    $(8,971,593)
  ===========    ===========       ======        ==========      ===========     ============     ===========     ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A12

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                              SUBACCOUNTS
                                               ------------------------------------------------------------------------
                                                                AST HORIZON   AST HORIZON
                                               AST CLS MODERATE GROWTH ASSET MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP
                                               ASSET ALLOCATION  ALLOCATION    ALLOCATION   ASSET ALLOCATION   CONSUMER
                                                  PORTFOLIO      PORTFOLIO     PORTFOLIO        PORTFOLIO      SERVICES
                                               ---------------- ------------ -------------- ----------------- ----------
ASSETS
  Investment in the portfolios, at fair value.   $114,175,261   $52,173,792   $86,340,779      $53,096,580     $318,360
                                                 ------------   -----------   -----------      -----------     --------
  Net Assets..................................   $114,175,261   $52,173,792   $86,340,779      $53,096,580     $318,360
                                                 ============   ===========   ===========      ===========     ========

NET ASSETS, representing:
  Accumulation units..........................   $114,175,261   $52,173,792   $86,340,779      $53,096,580     $318,360
                                                 ------------   -----------   -----------      -----------     --------
                                                 $114,175,261   $52,173,792   $86,340,779      $53,096,580     $318,360
                                                 ============   ===========   ===========      ===========     ========

  Units outstanding...........................     11,121,340     4,964,168     8,325,112        5,117,071       28,187
                                                 ============   ===========   ===========      ===========     ========

  Portfolio shares held.......................     11,893,256     5,412,219     8,668,753        5,678,779        9,427
  Portfolio net asset value per share.........   $       9.60   $      9.64   $      9.96      $      9.35     $  33.77
  Investment in portfolio shares, at cost.....   $112,679,125   $51,893,842   $85,278,162      $53,176,112     $267,207

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                              SUBACCOUNTS
                                               ------------------------------------------------------------------------
                                                                AST HORIZON   AST HORIZON
                                               AST CLS MODERATE GROWTH ASSET MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP
                                               ASSET ALLOCATION  ALLOCATION    ALLOCATION   ASSET ALLOCATION   CONSUMER
                                                  PORTFOLIO      PORTFOLIO     PORTFOLIO        PORTFOLIO      SERVICES
                                               ---------------- ------------ -------------- ----------------- ----------
INVESTMENT INCOME
  Dividend income.............................   $    425,143   $   171,630   $   378,042      $   115,053     $      0
                                                 ------------   -----------   -----------      -----------     --------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................      1,746,490       836,358     1,311,828          884,300        4,782
                                                 ------------   -----------   -----------      -----------     --------

NET INVESTMENT INCOME (LOSS)..................     (1,321,347)     (664,728)     (933,786)        (769,247)      (4,782)
                                                 ------------   -----------   -----------      -----------     --------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........      1,704,048     2,205,561     3,870,248        1,983,750            0
  Realized gain (loss) on shares
   redeemed...................................     (2,260,018)   (2,206,377)   (1,431,415)      (3,104,763)      28,940
  Net change in unrealized gain (loss) on
   investments................................     (5,736,625)   (3,293,153)   (5,382,931)      (3,444,372)     (23,814)
                                                 ------------   -----------   -----------      -----------     --------

NET GAIN (LOSS) ON INVESTMENTS................     (6,292,595)   (3,293,969)   (2,944,098)      (4,565,385)       5,126
                                                 ------------   -----------   -----------      -----------     --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................   $ (7,613,942)  $(3,958,697)  $(3,877,884)     $(5,334,632)    $    344
                                                 ============   ===========   ===========      ===========     ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A13

                              SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------

  PROFUND VP                                      PROFUND VP PROFUND VP
CONSUMER GOODS PROFUND VP PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP
  PORTFOLIO    FINANCIALS HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE
-------------- ---------- ----------- ----------- ---------- ---------- -----------
   $309,464    $ 460,756   $367,076    $289,434    $ 87,030   $80,928    $109,609
   --------    ---------   --------    --------    --------   -------    --------
   $309,464    $ 460,756   $367,076    $289,434    $ 87,030   $80,928    $109,609
   ========    =========   ========    ========    ========   =======    ========

   $309,464    $ 460,756   $367,076    $289,434    $ 87,030   $80,928    $109,609
   --------    ---------   --------    --------    --------   -------    --------
   $309,464    $ 460,756   $367,076    $289,434    $ 87,030   $80,928    $109,609
   ========    =========   ========    ========    ========   =======    ========

     27,614       83,052     33,986      32,874       8,510     8,634      12,429
   ========    =========   ========    ========    ========   =======    ========

      8,474       26,992     11,565       8,024       2,620     3,244       2,424
   $  36.52    $   17.07   $  31.74    $  36.07    $  33.22   $ 24.95    $  45.22
   $261,878    $ 456,661   $317,006    $253,921    $ 82,270   $73,276    $ 90,597


                              SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------

  PROFUND VP                                      PROFUND VP PROFUND VP
CONSUMER GOODS PROFUND VP PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP
  PORTFOLIO    FINANCIALS HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE
-------------- ---------- ----------- ----------- ---------- ---------- -----------
   $  4,038    $       0   $  1,182    $    947    $      0   $   113    $      0
   --------    ---------   --------    --------    --------   -------    --------

      4,688        7,239      5,777       4,995       1,427     1,097       1,951
   --------    ---------   --------    --------    --------   -------    --------

       (650)      (7,239)    (4,595)     (4,048)     (1,427)     (984)     (1,951)
   --------    ---------   --------    --------    --------   -------    --------

          0            0          0           0           0         0           0
     24,821      (18,867)    25,471      22,262       5,612     1,664      20,887
    (17,033)     (78,387)    (2,293)    (48,784)    (15,105)   (9,053)    (21,958)
   --------    ---------   --------    --------    --------   -------    --------

      7,788      (97,254)    23,178     (26,522)     (9,493)   (7,389)     (1,071)
   --------    ---------   --------    --------    --------   -------    --------

   $  7,138    $(104,493)  $ 18,583    $(30,570)   $(10,920)  $(8,373)   $ (3,022)
   ========    =========   ========    ========    ========   =======    ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A14

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                        SUBACCOUNTS
                                               -------------------------------------------------------------


                                               PROFUND VP PROFUND VP                               PROFUND VP
                                               SMALL-CAP  SMALL-CAP      PROFUND VP     PROFUND VP LARGE-CAP
                                                 GROWTH     VALUE    TELECOMMUNICATIONS UTILITIES    GROWTH
                                               ---------- ---------- ------------------ ---------- ----------
ASSETS
  Investment in the portfolios, at fair value.  $26,096    $19,259        $254,740       $258,742   $36,943
                                                -------    -------        --------       --------   -------
  Net Assets..................................  $26,096    $19,259        $254,740       $258,742   $36,943
                                                =======    =======        ========       ========   =======

NET ASSETS, representing:
  Accumulation units..........................  $26,096    $19,259        $254,740       $258,742   $36,943
                                                -------    -------        --------       --------   -------
                                                $26,096    $19,259        $254,740       $258,742   $36,943
                                                =======    =======        ========       ========   =======

  Units outstanding...........................    2,491      1,988          28,944         27,191     3,831
                                                =======    =======        ========       ========   =======

  Portfolio shares held.......................      900        736          34,102          7,969     1,068
  Portfolio net asset value per share.........  $ 29.00    $ 26.17        $   7.47       $  32.47   $ 34.60
  Investment in portfolio shares, at cost.....  $23,340    $16,900        $237,502       $224,280   $33,464

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                        SUBACCOUNTS
                                               -------------------------------------------------------------


                                               PROFUND VP PROFUND VP                               PROFUND VP
                                               SMALL-CAP  SMALL-CAP      PROFUND VP     PROFUND VP LARGE-CAP
                                                 GROWTH     VALUE    TELECOMMUNICATIONS UTILITIES    GROWTH
                                               ---------- ---------- ------------------ ---------- ----------
INVESTMENT INCOME
  Dividend income.............................  $     0    $     0        $  7,704       $  6,639   $     0
                                                -------    -------        --------       --------   -------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................      383        342           3,871          3,986       824
                                                -------    -------        --------       --------   -------

NET INVESTMENT INCOME (LOSS)..................     (383)      (342)          3,833          2,653      (824)
                                                -------    -------        --------       --------   -------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........       43          0               0              0         0
  Realized gain (loss) on shares
   redeemed...................................    3,513      2,484           1,355         14,234     5,278
  Net change in unrealized gain (loss) on
   investments................................   (4,807)    (4,269)        (17,520)        14,867    (6,626)
                                                -------    -------        --------       --------   -------

NET GAIN (LOSS) ON INVESTMENTS................   (1,251)    (1,785)        (16,165)        29,101    (1,348)
                                                -------    -------        --------       --------   -------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................  $(1,634)   $(2,127)       $(12,332)      $ 31,754   $(2,172)
                                                =======    =======        ========       ========   =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A15

                                             SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                        CREDIT SUISSE                                 WELLS FARGO
                                                            TRUST                                     ADVANTAGE VT
PROFUND VP  AST BOND   AST JENNISON     AST JENNISON    INTERNATIONAL                                 CORE EQUITY
LARGE-CAP   PORTFOLIO    LARGE-CAP       LARGE-CAP     EQUITY FLEX III    AST BOND       AST BOND      PORTFOLIO
  VALUE       2020    VALUE PORTFOLIO GROWTH PORTFOLIO   PORTFOLIO*    PORTFOLIO 2017 PORTFOLIO 2021 SHARE CLASS 1*
----------  --------- --------------- ---------------- --------------- -------------- -------------- --------------
 $140,580   $745,887    $3,336,250       $4,657,450       $       0     $21,132,370    $33,532,170      $      0
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------
 $140,580   $745,887    $3,336,250       $4,657,450       $       0     $21,132,370    $33,532,170      $      0
 ========   ========    ==========       ==========       =========     ===========    ===========      ========

 $140,580   $745,887    $3,336,250       $4,657,450       $       0     $21,132,370    $33,532,170      $      0
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------
 $140,580   $745,887    $3,336,250       $4,657,450       $       0     $21,132,370    $33,532,170      $      0
 ========   ========    ==========       ==========       =========     ===========    ===========      ========

   17,584     65,882       338,692          435,071               0       1,835,904      2,641,568             0
 ========   ========    ==========       ==========       =========     ===========    ===========      ========

    5,902     72,699       298,146          382,385               0       1,820,187      2,489,396             0
 $  23.82   $  10.26    $    11.19       $    12.18       $    0.00     $     11.61    $     13.47      $   0.00
 $130,730   $716,660    $3,370,552       $4,635,012       $       0     $20,729,162    $31,534,227      $      0


                                             SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                        CREDIT SUISSE                                 WELLS FARGO
                                                            TRUST                                     ADVANTAGE VT
PROFUND VP  AST BOND   AST JENNISON     AST JENNISON    INTERNATIONAL                                 CORE EQUITY
LARGE-CAP   PORTFOLIO    LARGE-CAP       LARGE-CAP     EQUITY FLEX III    AST BOND       AST BOND      PORTFOLIO
  VALUE       2020    VALUE PORTFOLIO GROWTH PORTFOLIO   PORTFOLIO*    PORTFOLIO 2017 PORTFOLIO 2021 SHARE CLASS 1*
----------  --------- --------------- ---------------- --------------- -------------- -------------- --------------
 $  1,069   $ 25,512    $   12,531       $        0       $  26,038     $     3,243    $    10,985      $  3,426
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------

    2,097     40,704        62,972           67,085           9,848         165,580        361,836         3,510
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------

   (1,028)   (15,192)      (50,441)         (67,085)         16,190        (162,337)      (350,851)          (84)
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------

        0    317,874        14,020                0               0          23,155              0        74,422
      856    (10,202)     (334,662)        (137,141)        (57,016)         83,003      1,239,362       (49,779)
   (8,180)    32,756      (267,112)        (158,484)        (99,917)        403,543      2,052,415       (59,595)
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------

   (7,324)   340,428      (587,754)        (295,625)       (156,933)        509,701      3,291,777       (34,952)
 --------   --------    ----------       ----------       ---------     -----------    -----------      --------

 $ (8,352)  $325,236    $ (638,195)      $ (362,710)      $(140,743)    $   347,364    $ 2,940,926      $(35,036)
 ========   ========    ==========       ==========       =========     ===========    ===========      ========

*  The subaccount is no longer available for investment as of December 31, 2011.

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A16

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2011

                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                 WELLS FARGO      WELLS FARGO     WELLS FARGO      WELLS FARGO
                                                  ADVANTAGE      ADVANTAGE VT     ADVANTAGE VT    ADVANTAGE VT
                                               VT INTERNATIONAL  OMEGA GROWTH   SMALL CAP GROWTH SMALL CAP VALUE
                                               EQUITY PORTFOLIO PORTFOLIO SHARE PORTFOLIO SHARE  PORTFOLIO SHARE    AST BOND
                                                SHARE CLASS 1       CLASS 1         CLASS 1          CLASS 1     PORTFOLIO 2022
                                               ---------------- --------------- ---------------- --------------- --------------
ASSETS
  Investment in the portfolios, at fair value.     $205,566        $325,918          $   0           $60,792      $15,603,787
                                                   --------        --------          -----           -------      -----------
  Net Assets..................................     $205,566        $325,918          $   0           $60,792      $15,603,787
                                                   ========        ========          =====           =======      ===========

NET ASSETS, representing:
  Accumulation units..........................     $205,566        $325,918          $   0           $60,792      $15,603,787
                                                   --------        --------          -----           -------      -----------
                                                   $205,566        $325,918          $   0           $60,792      $15,603,787
                                                   ========        ========          =====           =======      ===========

  Units outstanding...........................       16,691         178,914              0             5,634        1,301,756
                                                   ========        ========          =====           =======      ===========

  Portfolio shares held.......................       43,096          14,307              0             7,298        1,274,819
  Portfolio net asset value per share.........     $   4.77        $  22.78          $7.71           $  8.33      $     12.24
  Investment in portfolio shares, at cost.....     $205,668        $274,887          $   0           $53,818      $15,006,067

STATEMENT OF OPERATIONS
For the year ended December 31, 2011
                                                                                 SUBACCOUNTS
                                               -------------------------------------------------------------------------------
                                                 WELLS FARGO      WELLS FARGO     WELLS FARGO      WELLS FARGO
                                                  ADVANTAGE      ADVANTAGE VT     ADVANTAGE VT    ADVANTAGE VT
                                               VT INTERNATIONAL  OMEGA GROWTH   SMALL CAP GROWTH SMALL CAP VALUE
                                               EQUITY PORTFOLIO PORTFOLIO SHARE PORTFOLIO SHARE  PORTFOLIO SHARE    AST BOND
                                                SHARE CLASS 1       CLASS 1         CLASS 1          CLASS 1     PORTFOLIO 2022
                                               ---------------- --------------- ---------------- --------------- --------------
INVESTMENT INCOME
  Dividend income.............................     $  1,434        $      0          $   0           $   585      $         0
                                                   --------        --------          -----           -------      -----------

EXPENSES
  Charges to contract owners for assuming
   mortality risk and expense risk and for
   administration.............................        3,961           6,228              0             1,097           94,888
                                                   --------        --------          -----           -------      -----------

NET INVESTMENT INCOME (LOSS)..................       (2,527)         (6,228)             0              (512)         (94,888)
                                                   --------        --------          -----           -------      -----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received........       10,094           3,129              0                 0                0
  Realized gain (loss) on shares
   redeemed...................................        1,817           5,466              1               888          133,351
  Net change in unrealized gain (loss) on
   investments................................      (43,492)        (27,460)            (1)           (6,272)         597,720
                                                   --------        --------          -----           -------      -----------

NET GAIN (LOSS) ON INVESTMENTS................      (31,581)        (18,865)             0            (5,384)         731,071
                                                   --------        --------          -----           -------      -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.................................     $(34,108)       $(25,093)         $   0           $(5,896)     $   636,183
                                                   ========        ========          =====           =======      ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A17

                            SUBACCOUNTS (CONTINUED)
         -------------------------------------------------------------

                            WELLS FARGO
           AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
         GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE
             PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO
         ----------------- -------------- -------------- --------------
            $44,313,773       $268,073       $360,304       $444,289
            -----------       --------       --------       --------
            $44,313,773       $268,073       $360,304       $444,289
            ===========       ========       ========       ========

            $44,313,773       $268,073       $360,304       $444,289
            -----------       --------       --------       --------
            $44,313,773       $268,073       $360,304       $444,289
            ===========       ========       ========       ========

              4,834,702         25,046         35,775         44,118
            ===========       ========       ========       ========

              4,780,342         15,407         35,533         43,859
            $      9.27       $  17.40       $  10.14       $  10.13
            $46,506,773       $254,502       $357,389       $441,183


                            SUBACCOUNTS (CONTINUED)
         -------------------------------------------------------------

                            WELLS FARGO
           AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
         GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE
             PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO
         ----------------- -------------- -------------- --------------
            $         0       $      0       $      0       $      0
            -----------       --------       --------       --------

                412,731          1,571            370            518
            -----------       --------       --------       --------

               (412,731)        (1,571)          (370)          (518)
            -----------       --------       --------       --------

                      0              0              0              0
               (384,884)            80             18              2
             (2,193,000)        13,571          2,915          3,106
            -----------       --------       --------       --------

             (2,577,884)        13,651          2,933          3,108
            -----------       --------       --------       --------

            $(2,990,615)      $ 12,080       $  2,563       $  2,590
            ===========       ========       ========       ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A18

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                    SUBACCOUNTS
                                   -------------------------------------------------------------------------------
                                    PRUDENTIAL MONEY MARKET   PRUDENTIAL DIVERSIFIED BOND     PRUDENTIAL EQUITY
                                           PORTFOLIO                  PORTFOLIO                   PORTFOLIO
                                   -------------------------  --------------------------  ------------------------
                                    01/01/2011   01/01/2010    01/01/2011    01/01/2010    01/01/2011   01/01/2010
                                        TO           TO            TO            TO            TO           TO
                                    12/31/2011   12/31/2010    12/31/2011    12/31/2010    12/31/2011   12/31/2010
                                   -----------  ------------  -----------   -----------   -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $  (280,119) $   (329,602) $   788,589   $   816,500   $  (167,794) $  (147,077)
  Capital gains distributions
   received.......................           0             0      626,795       380,617             0            0
  Realized gain (loss) on shares
   redeemed.......................           0             0      251,851       293,552      (211,841)    (717,892)
  Net change in unrealized gain
   (loss) on investments..........           0             0      (53,592)    1,075,759      (625,359)   3,097,674
                                   -----------  ------------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (280,119)     (329,602)   1,613,643     2,566,428    (1,004,994)   2,232,705
                                   -----------  ------------  -----------   -----------   -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     246,545        97,581      125,726        52,609       103,894       55,127
  Annuity Payments................     (43,772)     (113,370)     (39,049)     (112,208)     (205,140)    (107,515)
  Surrenders, withdrawals and
   death benefits.................  (4,593,592)   (4,563,747)  (3,209,635)   (4,822,137)   (2,190,802)  (2,134,134)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     654,286     8,990,751      263,660       574,766      (501,118)    (711,122)
  Withdrawal and other
   charges........................     (14,037)      (17,768)     (11,153)      (12,280)      (18,660)     (19,636)
                                   -----------  ------------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (3,750,570)    4,393,447   (2,870,451)   (4,319,250)   (2,811,826)  (2,917,280)
                                   -----------  ------------  -----------   -----------   -----------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (4,030,689)    4,063,845   (1,256,808)   (1,752,822)   (3,816,820)    (684,575)

NET ASSETS
  Beginning of period.............  22,913,347    18,849,502   27,735,600    29,488,422    24,169,970   24,854,545
                                   -----------  ------------  -----------   -----------   -----------  -----------
  End of period................... $18,882,658  $ 22,913,347  $26,478,792   $27,735,600   $20,353,150  $24,169,970
                                   ===========  ============  ===========   ===========   ===========  ===========

  Beginning units.................  18,414,358    15,430,381   13,115,233    15,202,406    12,475,419   14,144,035
                                   -----------  ------------  -----------   -----------   -----------  -----------
  Units issued....................   3,837,949    13,202,419      483,619       943,367       141,157      243,744
  Units redeemed..................  (7,170,402)  (10,218,442)  (1,794,312)   (3,030,540)   (1,591,196)  (1,912,360)
                                   -----------  ------------  -----------   -----------   -----------  -----------
  Ending units....................  15,081,905    18,414,358   11,804,540    13,115,233    11,025,380   12,475,419
                                   ===========  ============  ===========   ===========   ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A19

                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------
    PRUDENTIAL VALUE        PRUDENTIAL HIGH YIELD BOND  PRUDENTIAL STOCK INDEX      PRUDENTIAL GLOBAL
        PORTFOLIO                   PORTFOLIO                  PORTFOLIO                PORTFOLIO
------------------------    ------------------------   ------------------------  -----------------------
 01/01/2011     01/01/2010   01/01/2011    01/01/2010   01/01/2011   01/01/2010   01/01/2011  01/01/2010
     TO             TO           TO            TO           TO           TO           TO          TO
 12/31/2011     12/31/2010   12/31/2011    12/31/2010   12/31/2011   12/31/2010   12/31/2011  12/31/2010
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------
$  (146,740)   $  (151,949) $ 1,373,509   $ 1,680,340  $    43,098  $    84,006  $     8,149  $    9,214

          0              0            0             0            0            0            0           0
   (472,832)    (1,161,913)    (136,950)     (346,877)     (34,971)    (714,371)     (38,730)   (112,720)
 (1,512,573)     4,506,279     (415,432)    1,509,860      193,315    3,864,660     (452,439)    779,526
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------

 (2,132,145)     3,192,417      821,127     2,843,323      201,442    3,234,295     (483,020)    676,020
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------

     38,416         81,964       44,014        54,674      103,001       91,812       17,713      19,690
    (27,555)      (135,822)     (41,041)      (66,492)    (133,194)     (71,084)     (37,081)     (2,227)
 (3,546,889)    (2,981,018)  (3,020,998)   (3,357,112)  (2,908,177)  (2,609,435)    (651,159)   (529,983)
   (491,024)     9,782,661     (566,559)     (158,785)  (1,100,751)    (909,617)    (156,477)   (150,571)
    (42,623)       (38,892)     (27,624)      (30,992)     (27,972)     (28,237)      (7,007)     (7,182)
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------

 (4,069,675)     6,708,893   (3,612,208)   (3,558,707)  (4,067,093)  (3,526,561)    (834,011)   (670,273)
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------

 (6,201,820)     9,901,310   (2,791,081)     (715,384)  (3,865,651)    (292,266)  (1,317,031)      5,747

 34,988,834     25,087,524   24,396,230    25,111,614   27,983,235   28,275,501    6,684,999   6,679,252
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------
$28,787,014    $34,988,834  $21,605,149   $24,396,230  $24,117,584  $27,983,235  $ 5,367,968  $6,684,999
===========    ===========  ===========   ===========  ===========  ===========  ===========  ==========

 16,908,321     11,984,256    7,412,235     8,609,604   16,877,441   19,203,436    4,001,680   4,460,369
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------
    277,200      7,197,972      172,243       380,325      535,922      882,431       78,774     142,021
 (2,364,484)    (2,273,907)  (1,102,370)   (1,577,694)  (3,069,089)  (3,208,426)    (585,370)   (600,710)
-----------    -----------  -----------   -----------  -----------  -----------  -----------  ----------
 14,821,037     16,908,321    6,482,108     7,412,235   14,344,274   16,877,441    3,495,084   4,001,680
===========    ===========  ===========   ===========  ===========  ===========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A20

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                  SUBACCOUNTS
                                   ---------------------------------------------------------------------------
                                                                   PRUDENTIAL                T. ROWE PRICE
                                      PRUDENTIAL JENNISON    SMALL CAPITALIZATION STOCK   INTERNATIONAL STOCK
                                           PORTFOLIO                PORTFOLIO                  PORTFOLIO
                                   ------------------------  -------------------------  ----------------------
                                    01/01/2011   01/01/2010  01/01/2011    01/01/2010   01/01/2011  01/01/2010
                                        TO           TO          TO            TO           TO          TO
                                    12/31/2011   12/31/2010  12/31/2011    12/31/2010   12/31/2011  12/31/2010
                                   -----------  -----------  ----------    ----------   ----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (295,693) $  (256,206) $  (27,624)   $  (25,682)  $      881  $  (10,444)
  Capital gains distributions
   received.......................           0            0      63,415             0            0       6,438
  Realized gain (loss) on shares
   redeemed.......................     406,976     (287,615)     43,769       (90,510)        (308)    (39,718)
  Net change in unrealized gain
   (loss) on investments..........    (270,329)   3,061,588    (122,408)    1,124,583     (276,997)    296,097
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (159,046)   2,517,767     (42,848)    1,008,391     (276,424)    252,373
                                   -----------  -----------   ----------   ----------   ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................     122,286       92,706       5,188         7,738        1,487       1,797
  Annuity Payments................     (80,628)     (70,679)    (18,663)       (2,669)     (13,833)          0
  Surrenders, withdrawals and
   death benefits.................  (3,012,651)  (2,354,929)   (549,818)     (597,463)    (286,228)   (269,286)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (781,997)     942,595     134,343       (74,497)     (23,792)     37,889
  Withdrawal and other
   charges........................     (24,422)     (24,175)     (2,253)       (2,454)        (783)       (890)
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (3,777,412)  (1,414,482)   (431,203)     (669,345)    (323,149)   (230,490)
                                   -----------  -----------   ----------   ----------   ----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (3,936,458)   1,103,285    (474,051)      339,046     (599,573)     21,883

NET ASSETS
  Beginning of period.............  27,512,169   26,408,884   4,949,568     4,610,522    2,254,286   2,232,403
                                   -----------  -----------   ----------   ----------   ----------  ----------
  End of period................... $23,575,711  $27,512,169  $4,475,517    $4,949,568   $1,654,713  $2,254,286
                                   ===========  ===========   ==========   ==========   ==========  ==========

  Beginning units.................  15,574,177   16,183,229   1,832,332     2,117,993    1,531,675   1,706,365
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Units issued....................     364,774    1,777,641     137,917       134,489       66,946     209,207
  Units redeemed..................  (2,660,045)  (2,386,693)   (298,479)     (420,150)    (293,222)   (383,897)
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Ending units....................  13,278,906   15,574,177   1,671,770     1,832,332    1,305,399   1,531,675
                                   ===========  ===========   ==========   ==========   ==========  ==========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A21

                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
                                                       JANUS ASPEN JANUS        JANUS ASPEN OVERSEAS
 T. ROWE PRICE EQUITY     INVESCO V.I. CORE EQUITY  PORTFOLIO - INSTITUTIONAL PORTFOLIO - INSTITUTIONAL
   INCOME PORTFOLIO                 FUND                     SHARES                    SHARES
----------------------    ------------------------  -----------------------   ------------------------
01/01/2011    01/01/2010   01/01/2011   01/01/2010   01/01/2011   01/01/2010   01/01/2011   01/01/2010
    TO            TO           TO           TO           TO           TO           TO           TO
12/31/2011    12/31/2010   12/31/2011   12/31/2010   12/31/2011   12/31/2010   12/31/2011   12/31/2010
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------
$   23,458    $   35,141  $   (43,837) $   (44,096) $   (45,194)  $  (18,073) $  (110,342) $  (101,412)
         0             0            0            0            0            0      114,744            0
    18,572      (100,702)     171,309       51,243      (64,806)    (178,498)     799,976      989,607
  (169,511)      945,058     (229,269)     778,876     (249,040)     909,856   (5,251,141)   2,156,148
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------

  (127,481)      879,497     (101,797)     786,023     (359,040)     713,285   (4,446,763)   3,044,343
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------

     6,398         5,329        8,200       12,678        1,696       11,170       14,222       16,414
         0          (991)      (7,426)     (79,722)     (28,139)     (24,597)     (98,634)    (118,261)
  (644,061)     (929,062)  (1,004,438)  (1,101,506)    (702,937)    (829,305)  (1,673,328)  (1,966,420)
  (145,301)       75,936     (236,795)     (42,956)      (3,890)     (58,508)       5,912     (362,383)
    (2,986)       (3,436)      (5,288)      (6,011)      (3,302)      (3,947)      (5,081)      (6,439)
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------

  (785,950)     (852,224)  (1,245,747)  (1,217,517)    (736,572)    (905,187)  (1,756,909)  (2,437,089)
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------

  (913,431)       27,273   (1,347,544)    (431,494)  (1,095,612)    (191,902)  (6,203,672)     607,254

 7,300,410     7,273,137   10,422,649   10,854,143    6,072,724    6,264,626   14,939,049   14,331,795
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------
$6,386,979    $7,300,410  $ 9,075,105  $10,422,649  $ 4,977,112   $6,072,724  $ 8,735,377  $14,939,049
==========    ==========  ===========  ===========  ===========   ==========  ===========  ===========

 3,462,271     3,900,813    5,770,912    6,507,705    3,767,484    4,392,746    3,325,293    3,936,738
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------
    51,035       190,930       43,731      198,443      116,004      137,281      128,634       73,108
  (421,146)     (629,472)    (725,448)    (935,236)    (594,123)    (762,543)    (549,975)    (684,553)
----------    ----------  -----------  -----------  -----------   ----------  -----------  -----------
 3,092,160     3,462,271    5,089,195    5,770,912    3,289,365    3,767,484    2,903,952    3,325,293
==========    ==========  ===========  ===========  ===========   ==========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A22

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                 SUBACCOUNTS
                                   ----------------------------------------------------------------------
                                   MFS(R) RESEARCH SERIES - MFS(R) GROWTH SERIES -    AMERICAN CENTURY VP
                                        INITIAL CLASS            INITIAL CLASS            VALUE FUND
                                   ----------------------   ----------------------  ----------------------
                                   01/01/2011   01/01/2010  01/01/2011  01/01/2010  01/01/2011  01/01/2010
                                       TO           TO          TO          TO          TO          TO
                                   12/31/2011   12/31/2010  12/31/2011  12/31/2010  12/31/2011  12/31/2010
                                   ----------   ----------  ----------  ----------  ----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   (9,407)  $   (8,217) $  (75,971) $  (80,750) $   15,473  $   20,525
  Capital gains distributions
   received.......................          0            0           0           0           0           0
  Realized gain (loss) on shares
   redeemed.......................     24,336       (7,198)     60,900     (61,626)    (41,939)    (90,087)
  Net change in unrealized gain
   (loss) on investments..........    (45,278)     255,918     (74,274)    959,610      22,732     351,220
                                   ----------   ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (30,349)     240,503     (89,345)    817,234      (3,734)    281,658
                                   ----------   ----------  ----------  ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      3,791        3,160      10,683      36,687       3,623       3,275
  Annuity Payments................          0      (14,522)    (16,581)    (32,450)          0      (1,338)
  Surrenders, withdrawals and
   death benefits.................   (197,731)    (122,235)   (616,480)   (666,831)   (203,523)   (336,208)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (67,083)     (11,996)   (171,257)    (25,246)    (36,850)     82,146
  Withdrawal and other
   charges........................       (940)      (1,043)     (3,438)     (3,892)       (978)     (1,085)
                                   ----------   ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (261,963)    (146,636)   (797,073)   (691,732)   (237,728)   (253,210)
                                   ----------   ----------  ----------  ----------  ----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (292,312)      93,867    (886,418)    125,502    (241,462)     28,448

NET ASSETS
  Beginning of period.............  1,901,572    1,807,705   6,676,779   6,551,277   2,648,974   2,620,526
                                   ----------   ----------  ----------  ----------  ----------  ----------
  End of period................... $1,609,260   $1,901,572  $5,790,361  $6,676,779  $2,407,512  $2,648,974
                                   ==========   ==========  ==========  ==========  ==========  ==========

  Beginning units.................  1,148,688    1,248,044   3,974,850   4,434,949   1,337,254   1,480,875
                                   ----------   ----------  ----------  ----------  ----------  ----------
  Units issued....................      8,059       38,831      44,551     188,316      55,148      70,642
  Units redeemed..................   (166,567)    (138,187)   (511,924)   (648,415)   (171,044)   (214,263)
                                   ----------   ----------  ----------  ----------  ----------  ----------
  Ending units....................    990,180    1,148,688   3,507,477   3,974,850   1,221,358   1,337,254
                                   ==========   ==========  ==========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A23

                                   SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
FTVIP FRANKLIN SMALL-MID CAP                                                   ALLIANCEBERNSTEIN VPS
   GROWTH SECURITIES         PRUDENTIAL JENNISON 20/20       DAVIS VALUE         LARGE CAP GROWTH
    FUND - CLASS 2               FOCUS PORTFOLIO              PORTFOLIO          PORTFOLIO CLASS B
---------------------------  ------------------------  ----------------------  --------------------
01/01/2011     01/01/2010    01/01/2011   01/01/2010   01/01/2011  01/01/2010  01/01/2011 01/01/2010
    TO             TO            TO           TO           TO          TO          TO         TO
12/31/2011     12/31/2010    12/31/2011   12/31/2010   12/31/2011  12/31/2010  12/31/2011 12/31/2010
----------     ----------    ----------   ----------   ----------  ----------  ---------- ----------
$  (40,894)    $  (37,025)   $  (59,023)  $  (63,853)  $  (13,965) $   (2,068) $  (6,775) $  (5,274)
         0              0             0            0      170,802           0          0          0
    29,089        (57,392)      135,768       47,158       20,762      (9,119)    (4,784)    (9,734)
  (162,699)       718,960      (291,919)     302,015     (319,761)    265,010    (16,901)    51,602
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

  (174,504)       624,543      (215,174)     285,320     (142,162)    253,823    (28,460)    36,594
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

     2,986          5,341         3,248        1,523        4,657       4,039      2,336          0
         0           (444)      (53,940)           0            0           0          0          0
  (298,676)      (229,792)     (602,712)    (535,989)    (237,379)   (313,858)   (50,417)   (65,415)
   129,317         78,028        90,954      123,751       58,067      27,859     48,194     34,049
    (1,384)        (1,450)       (1,718)      (1,928)        (823)       (938)      (187)      (138)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

  (167,757)      (148,317)     (564,168)    (412,643)    (175,478)   (282,898)       (74)   (31,504)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

  (342,261)       476,226      (779,342)    (127,323)    (317,640)    (29,075)   (28,534)     5,090

 2,999,640      2,523,414     4,806,667    4,933,990    2,499,002   2,528,077    495,104    490,014
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
$2,657,379     $2,999,640    $4,027,325   $4,806,667   $2,181,362  $2,499,002  $ 466,570  $ 495,104
 ==========     ==========   ==========   ==========   ==========  ==========  =========  =========

 1,608,281      1,701,914     2,744,426    2,995,359    2,277,948   2,562,604    794,616    851,577
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
   142,782        194,419       133,797      304,421      159,264     149,656    137,262    108,752
  (239,610)      (288,052)     (445,045)    (555,354)    (333,068)   (434,312)  (146,791)  (165,713)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
 1,511,453      1,608,281     2,433,178    2,744,426    2,104,144   2,277,948    785,087    794,616
 ==========     ==========   ==========   ==========   ==========  ==========  =========  =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A24

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                    PRUDENTIAL SP SMALL CAP  JANUS ASPEN JANUS PORTFOLIO - PRUDENTIAL SP PRUDENTIAL U.S.
                                        VALUE PORTFOLIO         SERVICE SHARES             EMERGING GROWTH PORTFOLIO
                                   ------------------------  ----------------------------  ----------------------------
                                    01/01/2011   01/01/2010  01/01/2011     01/01/2010      01/01/2011     01/01/2010
                                        TO           TO          TO             TO              TO             TO
                                    12/31/2011   12/31/2010  12/31/2011     12/31/2010      12/31/2011     12/31/2010
                                   -----------  -----------  ----------     ----------      -----------    -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (97,941) $  (113,974) $  (6,247)      $ (6,804)     $   (98,620)   $  (101,127)
  Capital gains distributions
   received.......................           0            0          0              0           86,893              0
  Realized gain (loss) on shares
   redeemed.......................     (91,016)    (264,898)    45,906          6,761          290,994        (29,799)
  Net change in unrealized gain
   (loss) on investments..........    (192,952)   3,213,846    (64,047)        74,767         (175,094)     1,578,096
                                   -----------  -----------  ---------       --------       -----------    -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (381,909)   2,834,974    (24,388)        74,724          104,173      1,447,170
                                   -----------  -----------  ---------       --------       -----------    -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................      11,683       15,834        431            488           15,909         39,446
  Annuity Payments................     (16,710)           0          0              0                0        (41,408)
  Surrenders, withdrawals and
   death benefits.................  (1,407,904)    (792,416)  (124,939)       (29,565)      (1,585,027)      (673,790)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (2,553,192)    (449,529)   (95,065)        89,544         (202,395)     3,946,156
  Withdrawal and other
   charges........................     (28,141)     (40,630)      (814)          (822)         (23,760)       (18,984)
                                   -----------  -----------  ---------       --------       -----------    -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................  (3,994,264)  (1,266,741)  (220,387)        59,645       (1,795,273)     3,251,420
                                   -----------  -----------  ---------       --------       -----------    -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................  (4,376,173)   1,568,233   (244,775)       134,369       (1,691,100)     4,698,590

NET ASSETS
  Beginning of period.............  14,069,889   12,501,656    667,733        533,364       10,859,059      6,160,469
                                   -----------  -----------  ---------       --------       -----------    -----------
  End of period................... $ 9,693,716  $14,069,889  $ 422,958       $667,733      $ 9,167,959    $10,859,059
                                   ===========  ===========  =========       ========       ===========    ===========

  Beginning units.................   7,783,323    8,610,683    679,019        566,315        5,711,766      3,804,774
                                   -----------  -----------  ---------       --------       -----------    -----------
  Units issued....................     218,571      190,447     21,611        170,316          441,164      2,631,571
  Units redeemed..................  (2,366,352)  (1,017,807)  (272,553)       (57,612)      (1,388,761)      (724,579)
                                   -----------  -----------  ---------       --------       -----------    -----------
  Ending units....................   5,635,542    7,783,323    428,077        679,019        4,764,169      5,711,766
                                   ===========  ===========  =========       ========       ===========    ===========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A25

                                      SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
PRUDENTIAL SP GROWTH ASSET   PRUDENTIAL SP INTERNATIONAL PRUDENTIAL SP INTERNATIONAL    AST GOLDMAN SACHS
   ALLOCATION PORTFOLIO          GROWTH PORTFOLIO            VALUE PORTFOLIO         LARGE-CAP VALUE PORTFOLIO
-------------------------    --------------------------  --------------------------  -----------------------
 01/01/2011      01/01/2010   01/01/2011    01/01/2010   01/01/2011    01/01/2010     01/01/2011   01/01/2010
     TO              TO           TO            TO           TO            TO             TO           TO
04/29/2011**     12/31/2010   12/31/2011    12/31/2010   12/31/2011    12/31/2010     12/31/2011   12/31/2010
------------    -----------   -----------   ----------   ----------    ----------    -----------   ----------
$   (178,702)   $    76,822  $    (8,300)   $     (605)  $   26,707    $   20,375    $   (49,501)  $  (11,542)
           0              0            0             0            0             0              0            0
     469,001       (696,384)    (191,568)     (190,972)    (136,178)     (182,395)      (653,090)     (33,995)
   1,574,550      4,069,674     (329,966)      584,283     (326,788)      451,092       (554,749)     613,067
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------

   1,864,849      3,450,112     (529,834)      392,706     (436,259)      289,072     (1,257,340)     567,530
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------

      80,272         83,186        4,968        16,114       24,408         4,581      5,343,435    4,403,584
           0              0            0          (545)           0             0              0            0
    (699,231)    (1,788,342)    (539,931)     (240,459)    (588,596)     (265,592)       (98,151)     (36,910)
 (32,688,465)    (1,781,424)    (151,614)      144,218       35,069       (70,302)    (2,583,179)     236,838
     (28,543)       (96,575)      (6,878)       (7,296)      (6,217)       (6,630)       (57,870)     (19,977)
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------

 (33,335,967)    (3,583,155)    (693,455)      (87,968)    (535,336)     (337,943)     2,604,235    4,583,535
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------

 (31,471,118)      (133,043)  (1,223,289)      304,738     (971,595)      (48,871)     1,346,895    5,151,065

  31,471,118     31,604,161    3,872,933     3,568,195    3,609,162     3,658,033      7,183,607    2,032,542
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------
$          0    $31,471,118  $ 2,649,644    $3,872,933   $2,637,567    $3,609,162    $ 8,530,502   $7,183,607
============    ===========   ===========   ==========    ==========    ==========   ===========   ==========

  17,273,536     19,040,642    2,752,691     2,842,174    2,287,701     2,566,672        721,811      254,383
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------
     150,306         78,296      107,559       347,161      117,961       184,521      1,199,167      622,105
 (17,423,842)    (1,845,402)    (642,842)     (436,644)    (461,170)     (463,492)    (1,014,373)    (154,677)
------------    -----------   -----------   ----------    ----------    ----------   -----------   ----------
           0     17,273,536    2,217,408     2,752,691    1,944,492     2,287,701        906,605      721,811
============    ===========   ===========   ==========    ==========    ==========   ===========   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A26

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                   SUBACCOUNTS
                                   ---------------------------------------------------------------------------
                                     AST AMERICAN CENTURY    AST SCHRODERS MULTI-ASSET     AST COHEN & STEERS
                                   INCOME & GROWTH PORTFOLIO WORLD STRATEGIES PORTFOLIO     REALTY PORTFOLIO
                                   -----------------------   -------------------------  -----------------------
                                    01/01/2011   01/01/2010   01/01/2011    01/01/2010   01/01/2011  01/01/2010
                                        TO           TO           TO            TO           TO          TO
                                    12/31/2011   12/31/2010   12/31/2011    12/31/2010   12/31/2011  12/31/2010
                                   -----------   ----------  ------------  -----------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   (61,643)  $  (19,948) $   (101,547) $  (410,425) $   (85,685) $  (12,448)
  Capital gains distributions
   received.......................           0            0       979,487            0            0           0
  Realized gain (loss) on shares
   redeemed.......................    (269,379)      13,139    (2,016,922)      92,579     (235,309)      5,975
  Net change in unrealized gain
   (loss) on investments..........    (139,033)     711,292    (7,873,818)   5,575,513       79,302     684,278
                                   -----------   ----------  ------------  -----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (470,055)     704,483    (9,012,800)   5,257,667     (241,692)    677,805
                                   -----------   ----------  ------------  -----------  -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   6,263,169    4,451,679    60,348,216   54,692,805    5,729,775   3,738,801
  Annuity Payments................           0            0             0            0            0           0
  Surrenders, withdrawals and
   death benefits.................    (391,179)     (31,255)   (1,052,475)    (182,481)    (197,722)    (31,068)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (1,914,870)     161,787   (20,658,177)   3,006,385   (1,936,649)    600,037
  Withdrawal and other
   charges........................     (74,321)     (28,084)     (761,692)    (237,559)     (52,078)    (13,167)
                                   -----------   ----------  ------------  -----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   3,882,799    4,554,127    37,875,872   57,279,150    3,543,326   4,294,603
                                   -----------   ----------  ------------  -----------  -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   3,412,744    5,258,610    28,863,072   62,536,817    3,301,634   4,972,408

NET ASSETS
  Beginning of period.............   7,763,167    2,504,557    76,430,520   13,893,703    6,253,791   1,281,383
                                   -----------   ----------  ------------  -----------  -----------  ----------
  End of period................... $11,175,911   $7,763,167  $105,293,592  $76,430,520  $ 9,555,425  $6,253,791
                                   ===========   ==========  ============  ===========  ===========  ==========

  Beginning units.................     767,043      300,949     7,044,852    1,392,262      542,367     148,592
                                   -----------   ----------  ------------  -----------  -----------  ----------
  Units issued....................   1,307,129      612,727    11,330,820    6,763,098    1,038,140     482,571
  Units redeemed..................  (1,013,320)    (146,633)   (8,171,319)  (1,110,508)    (800,214)    (88,796)
                                   -----------   ----------  ------------  -----------  -----------  ----------
  Ending units....................   1,060,852      767,043    10,204,353    7,044,852      780,293     542,367
                                   ===========   ==========  ============  ===========  ===========  ==========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A27

                                      SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------
AST J.P. MORGAN STRATEGIC      AST BLACKROCK VALUE     AST NEUBERGER BERMAN          AST HIGH YIELD
 OPPORTUNITIES PORTFOLIO            PORTFOLIO        SMALL-CAP GROWTH PORTFOLIO        PORTFOLIO
-------------------------    ----------------------  -------------------------  -----------------------
 01/01/2011      01/01/2010  01/01/2011  01/01/2010   01/01/2011   01/01/2010    01/01/2011  01/01/2010
     TO              TO          TO          TO           TO           TO            TO          TO
 12/31/2011      12/31/2010  12/31/2011  12/31/2010  04/29/2011**  12/31/2010    12/31/2011  12/31/2010
------------    -----------  ----------  ----------  ------------  ----------   -----------  ----------
$   (623,603)   $  (531,515) $  (57,433) $  (13,979) $   (30,873)  $  (37,729)  $   520,629  $   89,930
           0              0           0           0            0            0             0           0
     417,664        412,964    (427,702)    (55,566)   1,450,641       42,075      (156,595)     63,971
  (2,330,731)     3,114,485    (196,127)    423,938     (720,624)     611,722      (336,919)    366,330
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------

  (2,536,670)     2,995,934    (681,262)    354,393      699,144      616,068        27,115     520,231
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------

  36,420,477     37,093,187   3,275,428     663,089    1,465,102    2,431,197     5,235,872   5,421,422
           0              0           0           0            0            0             0           0
  (1,759,666)      (665,302)    (82,293)    (70,126)    (137,007)     (45,628)     (387,782)   (173,832)
 (14,711,557)      (500,738)   (217,672)  1,907,191   (6,844,259)     482,965    (2,447,600)    203,876
    (509,960)      (216,106)    (30,120)     (7,585)     (13,406)     (15,557)      (61,966)    (22,369)
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------

  19,439,294     35,711,041   2,945,343   2,492,569   (5,529,570)   2,852,977     2,338,524   5,429,097
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------

  16,902,624     38,706,975   2,264,081   2,846,962   (4,830,426)   3,469,045     2,365,639   5,949,328

  68,276,581     29,569,606   3,785,927     938,965    4,830,426    1,361,381     9,044,080   3,094,752
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------
$ 85,179,205    $68,276,581  $6,050,008  $3,785,927  $         0   $4,830,426   $11,409,719  $9,044,080
============    ===========  ==========  ==========  ===========   ==========   ===========  ==========

   6,294,008      2,802,454     369,225     112,504      469,168      174,488       811,608     295,249
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------
   6,101,049      4,626,686     980,364     315,120      160,330      459,794       953,794     668,121
  (4,370,597)    (1,135,132)   (754,000)    (58,399)    (629,498)    (165,114)     (745,575)   (151,762)
------------    -----------  ----------  ----------  -----------   ----------   -----------  ----------
   8,024,460      6,294,008     595,589     369,225            0      469,168     1,019,827     811,608
============    ===========  ==========  ==========  ===========   ==========   ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A28

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------
                                        AST FEDERATED
                                      AGGRESSIVE GROWTH        AST MID-CAP VALUE       AST SMALL-CAP VALUE
                                          PORTFOLIO                PORTFOLIO                PORTFOLIO
                                   -----------------------  -----------------------  ----------------------
                                    01/01/2011  01/01/2010   01/01/2011  01/01/2010  01/01/2011  01/01/2010
                                        TO          TO           TO          TO          TO          TO
                                    12/31/2011  12/31/2010   12/31/2011  12/31/2010  12/31/2011  12/31/2010
                                   -----------  ----------  -----------  ----------  ----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (120,111) $  (36,199) $   (70,121) $  (32,176) $  (70,152) $  (36,929)
  Capital gains distributions
   received.......................           0           0            0           0           0           0
  Realized gain (loss) on shares
   redeemed.......................  (1,802,400)     (6,211)    (275,890)     35,081    (361,914)     (4,658)
  Net change in unrealized gain
   (loss) on investments..........  (1,242,562)    819,811     (586,466)    693,597    (565,184)    824,587
                                   -----------  ----------  -----------  ----------  ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (3,165,073)    777,401     (932,477)    696,502    (997,250)    783,000
                                   -----------  ----------  -----------  ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   3,475,193   2,035,852    2,723,023   2,463,379   1,942,517   1,621,878
  Annuity Payments................           0           0            0           0           0           0
  Surrenders, withdrawals and
   death benefits.................    (224,026)   (175,949)    (108,091)    (58,197)   (200,487)   (106,151)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   3,649,330   1,199,745   (1,146,512)  1,145,543    (487,086)  1,341,017
  Withdrawal and other
   charges........................     (63,894)    (10,614)     (42,808)    (12,500)    (35,081)    (10,602)
                                   -----------  ----------  -----------  ----------  ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   6,836,603   3,049,034    1,425,612   3,538,225   1,219,863   2,846,142
                                   -----------  ----------  -----------  ----------  ----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   3,671,530   3,826,435      493,135   4,234,727     222,613   3,629,142

NET ASSETS
  Beginning of period.............   4,990,028   1,163,593    5,459,958   1,225,231   5,238,695   1,609,553
                                   -----------  ----------  -----------  ----------  ----------  ----------
  End of period................... $ 8,661,558  $4,990,028  $ 5,953,093  $5,459,958  $5,461,308  $5,238,695
                                   ===========  ==========  ===========  ==========  ==========  ==========

  Beginning units.................     423,446     139,628      480,961     135,221     463,947     180,339
                                   -----------  ----------  -----------  ----------  ----------  ----------
  Units issued....................   1,783,808     380,196      786,129     428,264     742,343     381,229
  Units redeemed..................  (1,347,877)    (96,378)    (717,419)    (82,524)   (684,548)    (97,621)
                                   -----------  ----------  -----------  ----------  ----------  ----------
  Ending units....................     859,377     423,446      549,671     480,961     521,742     463,947
                                   ===========  ==========  ===========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A29

                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
   AST GOLDMAN SACHS                                                              AST LORD ABBETT
  CONCENTRATED GROWTH          AST GOLDMAN SACHS       AST LARGE-CAP VALUE       CORE FIXED INCOME
       PORTFOLIO           MID-CAP GROWTH PORTFOLIO         PORTFOLIO                PORTFOLIO
-----------------------    ------------------------  -----------------------  -----------------------
 01/01/2011    01/01/2010   01/01/2011   01/01/2010   01/01/2011  01/01/2010   01/01/2011  01/01/2010
     TO            TO           TO           TO           TO          TO           TO          TO
 12/31/2011    12/31/2010   12/31/2011   12/31/2010   12/31/2011  12/31/2010   12/31/2011  12/31/2010
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------
$  (149,862)   $  (82,018) $  (207,851) $   (97,611) $   (22,121) $  (33,228) $   (11,283) $  239,435
          0             0      741,248            0            0           0            0           0
   (116,211)       36,933     (824,237)     137,179     (450,623)   (220,120)     311,717      46,780
   (915,576)      750,424   (1,344,424)   1,210,777     (100,386)    907,934      534,735     310,818
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------

 (1,181,649)      705,339   (1,635,264)   1,250,345     (573,130)    654,586      835,169     597,033
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------

  5,288,197     4,628,674    6,626,317    6,180,170    3,021,721   1,721,975   10,038,354   3,091,863
          0             0            0            0            0           0            0           0
   (727,377)     (355,690)    (514,525)    (337,537)    (668,652)   (401,392)    (825,159)   (118,343)
 (3,382,134)      248,070   (4,211,860)     325,056   (1,100,770)    (71,360)   1,764,030    (174,515)
    (66,657)      (29,598)     (82,650)     (34,285)     (29,588)    (17,730)     (60,975)    (27,389)
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------

  1,112,029     4,491,456    1,817,282    6,133,404    1,222,711   1,231,493   10,916,250   2,771,616
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------

    (69,620)    5,196,795      182,018    7,383,749      649,581   1,886,079   11,751,419   3,368,649

  9,068,646     3,871,851   11,176,580    3,792,831    6,727,156   4,841,077    7,233,209   3,864,560
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------
$ 8,999,026    $9,068,646  $11,358,598  $11,176,580  $ 7,376,737  $6,727,156  $18,984,628  $7,233,209
===========    ==========  ===========  ===========  ===========  ==========  ===========  ==========

    824,975       375,796      933,653      351,558      748,300     629,267      612,139     347,653
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------
  1,136,403       664,062    1,397,818      851,263      598,324     262,206    1,562,949     394,512
 (1,088,961)     (214,883)  (1,323,716)    (269,168)    (505,799)   (143,173)    (599,091)   (130,026)
-----------    ----------  -----------  -----------  -----------  ----------  -----------  ----------
    872,417       824,975    1,007,755      933,653      840,825     748,300    1,575,997     612,139
===========    ==========  ===========  ===========  ===========  ==========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A30

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                   SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                   AST MARSICO CAPITAL GROWTH      AST MFS GROWTH        AST NEUBERGER BERMAN
                                           PORTFOLIO                 PORTFOLIO         MID-CAP GROWTH PORTFOLIO
                                   ------------------------   -----------------------  -----------------------
                                    01/01/2011    01/01/2010   01/01/2011  01/01/2010   01/01/2011  01/01/2010
                                        TO            TO           TO          TO           TO          TO
                                    12/31/2011    12/31/2010   12/31/2011  12/31/2010   12/31/2011  12/31/2010
                                   -----------   -----------  -----------  ----------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (284,183)  $   (90,132) $   (60,226) $  (31,453) $  (177,994) $  (53,423)
  Capital gains distributions
   received.......................           0             0            0           0            0           0
  Realized gain (loss) on shares
   redeemed.......................    (313,211)       24,433       (2,894)      6,395      (47,566)     43,546
  Net change in unrealized gain
   (loss) on investments..........  (1,384,872)    1,991,501     (277,215)    372,130     (609,919)  1,039,263
                                   -----------   -----------  -----------  ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (1,982,266)    1,925,802     (340,335)    347,072     (835,479)  1,029,386
                                   -----------   -----------  -----------  ----------  -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  10,131,331     7,277,834    2,714,326   2,375,209    7,444,595   5,033,401
  Annuity Payments................           0             0            0           0            0           0
  Surrenders, withdrawals and
   death benefits.................    (306,361)     (182,732)     (86,834)    (56,412)    (249,444)    (90,600)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (5,973,079)    2,272,019   (1,554,871)    130,099   (4,334,035)    594,676
  Withdrawal and other
   charges........................    (133,581)      (48,231)     (33,371)    (12,635)     (67,889)    (16,234)
                                   -----------   -----------  -----------  ----------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   3,718,310     9,318,890    1,039,250   2,436,261    2,793,227   5,521,243
                                   -----------   -----------  -----------  ----------  -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   1,736,044    11,244,692      698,915   2,783,333    1,957,748   6,550,629

NET ASSETS
  Beginning of period.............  16,557,389     5,312,697    4,080,681   1,297,348    8,235,221   1,684,592
                                   -----------   -----------  -----------  ----------  -----------  ----------
  End of period................... $18,293,433   $16,557,389  $ 4,779,596  $4,080,681  $10,192,969  $8,235,221
                                   ===========   ===========  ===========  ==========  ===========  ==========

  Beginning units.................   1,533,930       614,394      382,342     138,438      693,749     180,950
                                   -----------   -----------  -----------  ----------  -----------  ----------
  Units issued....................   2,296,032     1,239,880      518,096     322,295    1,308,598     647,766
  Units redeemed..................  (2,111,681)     (320,344)    (444,903)    (78,391)  (1,140,052)   (134,967)
                                   -----------   -----------  -----------  ----------  -----------  ----------
  Ending units....................   1,718,281     1,533,930      455,535     382,342      862,295     693,749
                                   ===========   ===========  ===========  ==========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A31

                                      SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------
AST NEUBERGER BERMAN / LSV  AST PIMCO LIMITED MATURITY AST T. ROWE PRICE EQUITY AST QMA US EQUITY ALPHA
MID-CAP VALUE PORTFOLIO          BOND PORTFOLIO            INCOME PORTFOLIO            PORTFOLIO
-------------------------   ------------------------   -----------------------  ----------------------
 01/01/2011    01/01/2010    01/01/2011    01/01/2010   01/01/2011  01/01/2010  01/01/2011  01/01/2010
     TO            TO            TO            TO           TO          TO          TO          TO
 12/31/2011    12/31/2010    12/31/2011    12/31/2010   12/31/2011  12/31/2010  12/31/2011  12/31/2010
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------
$   (66,570)   $  (26,448)  $   (99,497)  $    24,757  $   (44,498) $  (20,399) $  (26,663) $  (15,107)
          0             0       241,403         8,404            0           0           0           0
   (531,932)      (22,151)      (37,787)      (56,780)    (527,438)    (65,972)    (89,648)    (16,311)
   (584,289)      949,823       (23,378)      123,022     (281,119)    648,472     (41,070)    265,859
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------

 (1,182,791)      901,224        80,741        99,403     (853,055)    562,101    (157,381)    234,441
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------

  6,071,614     4,014,233     5,251,205     8,255,297    4,032,977   3,818,597   1,840,607     935,908
          0             0             0             0            0           0           0           0
   (182,710)     (129,966)     (421,133)     (574,763)    (337,801)    (15,189)    (44,525)    (38,445)
 (3,165,526)      212,008    (1,772,728)     (554,616)  (2,541,219)    271,674    (840,694)    134,485
    (60,982)      (20,343)      (92,132)      (37,276)     (50,937)    (22,190)    (15,761)     (5,102)
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------

  2,662,396     4,075,932     2,965,212     7,088,642    1,103,020   4,052,892     939,627   1,026,846
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------

  1,479,605     4,977,156     3,045,953     7,188,045      249,965   4,614,993     782,246   1,261,287

  7,137,554     2,160,398    12,054,330     4,866,285    6,843,659   2,228,666   2,243,030     981,743
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------
$ 8,617,159    $7,137,554   $15,100,283   $12,054,330  $ 7,093,624  $6,843,659  $3,025,276  $2,243,030
===========    ==========   ===========   ===========  ===========  ==========  ==========  ==========

    658,507       252,375     1,124,091       418,909      718,108     290,682     231,238     125,005
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------
  1,207,025       593,122     1,062,393     1,069,438      931,581     606,354     348,921     150,205
 (1,048,711)     (186,990)     (767,668)     (364,256)    (899,329)   (178,928)   (286,216)    (43,972)
-----------    ----------   -----------   -----------  -----------  ----------  ----------  ----------
    816,821       658,507     1,418,816     1,124,091      750,360     718,108     293,943     231,238
===========    ==========   ===========   ===========  ===========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A32

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                   AST T. ROWE PRICE NATURAL   AST T. ROWE PRICE ASSET    AST MFS GLOBAL EQUITY
                                      RESOURCES PORTFOLIO       ALLOCATION PORTFOLIO            PORTFOLIO
                                   ------------------------  --------------------------  -----------------------
                                    01/01/2011   01/01/2010   01/01/2011    01/01/2010    01/01/2011  01/01/2010
                                        TO           TO           TO            TO            TO          TO
                                    12/31/2011   12/31/2010   12/31/2011    12/31/2010    12/31/2011  12/31/2010
                                   -----------  -----------  ------------  ------------  -----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (256,436) $  (139,947) $ (1,322,347) $   (800,744) $   (96,593) $  (45,437)
  Capital gains distributions
   received.......................           0            0             0             0            0           0
  Realized gain (loss) on shares
   redeemed.......................  (1,798,291)    (473,728)   (1,970,220)      748,855     (202,245)    (15,299)
  Net change in unrealized gain
   (loss) on investments..........  (4,185,345)   3,614,613    (5,886,549)   11,913,688     (669,993)    654,148
                                   -----------  -----------  ------------  ------------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (6,240,072)   3,000,938    (9,179,116)   11,861,799     (968,831)    593,412
                                   -----------  -----------  ------------  ------------  -----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  11,103,654    9,614,861   155,649,906   114,348,631    4,493,172   4,474,430
  Annuity Payments................           0            0             0             0            0           0
  Surrenders, withdrawals and
   death benefits.................  (1,006,363)    (326,194)   (3,334,779)   (1,067,204)    (160,572)    (43,410)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (4,234,588)     871,701   (56,199,920)    4,070,672   (2,253,663)    108,739
  Withdrawal and other
   charges........................    (155,135)     (59,563)   (1,551,070)     (569,918)     (61,181)    (21,665)
                                   -----------  -----------  ------------  ------------  -----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   5,707,568   10,100,805    94,564,137   116,782,181    2,017,756   4,518,094
                                   -----------  -----------  ------------  ------------  -----------  ----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    (532,504)  13,101,743    85,385,021   128,643,980    1,048,925   5,111,506

NET ASSETS
  Beginning of period.............  20,898,776    7,797,033   178,779,680    50,135,700    6,736,861   1,625,355
                                   -----------  -----------  ------------  ------------  -----------  ----------
  End of period................... $20,366,272  $20,898,776  $264,164,701  $178,779,680  $ 7,785,786  $6,736,861
                                   ===========  ===========  ============  ============  ===========  ==========

  Beginning units.................   1,711,435      704,043    16,475,879     4,961,664      600,071     157,475
                                   -----------  -----------  ------------  ------------  -----------  ----------
  Units issued....................   2,914,961    1,499,252    25,775,367    14,482,880    1,010,799     608,804
  Units redeemed..................  (2,602,862)    (491,860)  (17,860,005)   (2,968,665)    (872,422)   (166,208)
                                   -----------  -----------  ------------  ------------  -----------  ----------
  Ending units....................   2,023,534    1,711,435    24,391,241    16,475,879      738,448     600,071
                                   ===========  ===========  ============  ============  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A33

                                        SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------
AST JPMORGAN INTERNATIONAL AST T. ROWE PRICE GLOBAL AST WELLINGTON MANAGEMENT  AST CAPITAL GROWTH ASSET
    EQUITY PORTFOLIO            BOND PORTFOLIO      HEDGED EQUITY PORTFOLIO      ALLOCATION PORTFOLIO
------------------------   -----------------------  -----------------------   --------------------------
 01/01/2011    01/01/2010   01/01/2011  01/01/2010   01/01/2011   01/01/2010   01/01/2011    01/01/2010
     TO            TO           TO          TO           TO           TO           TO            TO
 12/31/2011    12/31/2010   12/31/2011  12/31/2010   12/31/2011   12/31/2010   12/31/2011    12/31/2010
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------
$   (33,371)  $   (46,683) $   122,197  $   33,674  $  (152,571)  $ (101,951) $ (3,000,937) $ (1,180,656)
          0             0       85,984      21,249            0            0             0             0
   (989,607)      (96,340)     132,783     (48,342)      26,689       28,127    (2,357,253)     (382,839)
 (1,560,593)      951,358      (58,783)    190,247     (630,011)   1,085,637   (14,290,332)   19,668,288
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------

 (2,583,571)      808,335      282,181     196,828     (755,893)   1,011,813   (19,648,522)   18,104,793
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------

  6,305,033     7,341,683    4,731,334   5,288,199    8,089,423      800,761    93,007,685    84,295,086
          0             0            0           0            0      (17,729)            0             0
   (201,509)     (104,951)    (457,696)   (381,228)    (627,606)    (341,339)   (4,423,529)   (2,360,291)
 (4,053,547)      549,180   (2,150,494)  1,155,383      (35,642)    (933,538)  (67,834,244)    5,249,836
   (102,857)      (45,787)     (71,963)    (23,996)     (34,483)     (31,654)   (1,306,210)     (642,798)
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------

  1,947,120     7,740,125    2,051,181   6,038,358    7,391,692     (523,499)   19,443,702    86,541,833
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------

   (636,451)    8,548,460    2,333,362   6,235,186    6,635,799      488,314      (204,820)  104,646,626

 12,690,123     4,141,663    9,082,763   2,847,577    9,778,984    9,290,670   217,009,159   112,362,533
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------
$12,053,672   $12,690,123  $11,416,125  $9,082,763  $16,414,783   $9,778,984  $216,804,339  $217,009,159
===========   ===========  ===========  ==========  ===========   ==========  ============  ============

  1,247,253       446,442      830,176     245,299    1,007,356    1,080,179    20,678,461    12,118,110
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------
  1,623,775     1,146,606    1,096,729     733,635    1,506,674      397,052    19,760,641    15,143,940
 (1,557,464)     (345,795)    (891,530)   (148,758)    (694,965)    (469,875)  (19,018,139)   (6,583,589)
-----------   -----------  -----------  ----------  -----------   ----------  ------------  ------------
  1,313,564     1,247,253    1,035,375     830,176    1,819,065    1,007,356    21,420,963    20,678,461
===========   ===========  ===========  ==========  ===========   ==========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A34

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                       SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                     AST ACADEMIC STRATEGIES       AST BALANCED ASSET        AST PRESERVATION ASSET
                                   ASSET ALLOCATION PORTFOLIO     ALLOCATION PORTFOLIO        ALLOCATION PORTFOLIO
                                   --------------------------  --------------------------  --------------------------
                                    01/01/2011    01/01/2010    01/01/2011    01/01/2010    01/01/2011    01/01/2010
                                        TO            TO            TO            TO            TO            TO
                                    12/31/2011    12/31/2010    12/31/2011    12/31/2010    12/31/2011    12/31/2010
                                   ------------  ------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $ (3,129,060) $ (1,683,613) $ (3,849,946) $ (2,145,385) $ (1,871,297) $   (612,720)
  Capital gains distributions
   received.......................            0             0             0             0             0             0
  Realized gain (loss) on shares
   redeemed.......................   (1,423,314)      218,541     2,153,974     1,401,364     2,465,464     1,236,910
  Net change in unrealized gain
   (loss) on investments..........  (13,767,759)   18,926,028   (17,882,809)   26,966,548    (3,977,122)   11,258,218
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (18,320,133)   17,460,956   (19,578,781)   26,222,527    (3,382,955)   11,882,408
                                   ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   84,558,699    79,761,804   135,261,534   135,186,978   116,740,663   114,648,727
  Annuity Payments................            0             0             0             0             0       (42,336)
  Surrenders, withdrawals and
   death benefits.................   (4,974,573)   (4,248,551)  (11,305,561)   (8,520,003)   (7,602,615)   (4,886,825)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (42,666,476)    5,024,510   (79,705,786)    5,410,510   (42,561,992)   (3,833,018)
  Withdrawal and other
   charges........................   (1,340,353)     (597,809)   (2,095,358)   (1,118,999)   (1,391,361)     (623,179)
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   35,577,297    79,939,954    42,154,829   130,958,486    65,184,695   105,263,369
                                   ------------  ------------  ------------  ------------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   17,257,164    97,400,910    22,576,048   157,181,013    61,801,740   117,145,777

NET ASSETS
  Beginning of period.............  232,088,750   134,687,840   330,205,897   173,024,884   204,498,810    87,353,033
                                   ------------  ------------  ------------  ------------  ------------  ------------
  End of period................... $249,345,914  $232,088,750  $352,781,945  $330,205,897  $266,300,550  $204,498,810
                                   ============  ============  ============  ============  ============  ============

  Beginning units.................   22,015,759    14,229,160    30,549,180    17,628,479    18,568,295     8,320,766
                                   ------------  ------------  ------------  ------------  ------------  ------------
  Units issued....................   17,796,492    12,864,464    25,446,956    18,385,509    16,496,730    12,992,855
  Units redeemed..................  (15,196,978)   (5,077,865)  (22,342,964)   (5,464,808)  (10,449,672)   (2,745,326)
                                   ------------  ------------  ------------  ------------  ------------  ------------
  Ending units....................   24,615,273    22,015,759    33,653,172    30,549,180    24,615,353    18,568,295
                                   ============  ============  ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A35

                                          SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------
 AST FIRST TRUST BALANCED     AST FIRST TRUST CAPITAL             AST ADVANCED         AST T. ROWE PRICE LARGE-CAP
     TARGET PORTFOLIO        APPRECIATION TARGET PORTFOLIO    STRATEGIES PORTFOLIO         GROWTH PORTFOLIO
-------------------------    ----------------------------  --------------------------  --------------------------
 01/01/2011      01/01/2010   01/01/2011      01/01/2010    01/01/2011    01/01/2010    01/01/2011    01/01/2010
     TO              TO           TO              TO            TO            TO            TO            TO
 12/31/2011      12/31/2010   12/31/2011      12/31/2010    12/31/2011    12/31/2010    12/31/2011    12/31/2010
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------
$     53,875    $  (206,475) $   (625,646)   $  (438,498)  $ (1,109,068) $   (552,795) $  (277,130)  $  (120,280)
           0              0             0              0              0             0            0             0
  (3,011,507)       301,494    (5,279,801)        49,919     (2,073,998)      380,200     (119,297)       61,379
  (6,154,694)     7,780,519   (11,932,967)    10,939,834     (6,404,600)    9,712,980   (1,259,418)    1,546,174
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------

  (9,112,326)     7,875,538   (17,838,414)    10,551,255     (9,587,666)    9,540,385   (1,655,845)    1,487,273
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------

  81,273,329     62,963,188    84,854,477     54,402,836    114,822,906    81,374,321    9,316,934     7,742,986
           0              0             0              0              0             0            0             0
  (1,935,981)      (852,668)   (1,236,721)      (477,646)    (2,259,599)     (869,337)    (385,324)     (219,282)
 (30,458,071)     1,490,387   (49,562,091)     4,473,531    (48,268,209)    2,429,126   (4,702,726)      120,651
    (812,420)      (271,823)     (814,608)      (293,771)    (1,068,296)     (336,538)    (107,883)      (41,062)
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------

  48,066,857     63,329,084    33,241,057     58,104,950     63,226,802    82,597,572    4,121,001     7,603,293
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------

  38,954,531     71,204,622    15,402,643     68,656,205     53,639,136    92,137,957    2,465,156     9,090,566

  99,358,213     28,153,591    97,679,763     29,023,558    129,171,901    37,033,944   13,734,148     4,643,582
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------
$138,312,744    $99,358,213  $113,082,406    $97,679,763   $182,811,037  $129,171,901  $16,199,304   $13,734,148
============    ===========   ============   ===========   ============  ============  ===========   ===========

   9,356,812      3,170,882     9,120,677      3,464,597     11,836,902     3,810,098    1,232,550       478,406
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------
  13,675,653      7,919,563    15,611,746      8,270,966     19,064,231     9,731,997    1,850,572     1,020,244
  (9,767,252)    (1,733,633)  (13,626,981)    (2,614,886)   (13,882,397)   (1,705,193)  (1,580,593)     (266,100)
------------    -----------   ------------   -----------   ------------  ------------  -----------   -----------
  13,265,213      9,356,812    11,105,442      9,120,677     17,018,736    11,836,902    1,502,529     1,232,550
============    ===========   ============   ===========   ============  ============  ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A36

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                        AST MONEY MARKET        AST SMALL-CAP GROWTH     AST PIMCO TOTAL RETURN
                                           PORTFOLIO                 PORTFOLIO               BOND PORTFOLIO
                                   -------------------------  -----------------------  --------------------------
                                    01/01/2011    01/01/2010   01/01/2011  01/01/2010   01/01/2011    01/01/2010
                                        TO            TO           TO          TO           TO            TO
                                    12/31/2011    12/31/2010   12/31/2011  12/31/2010   12/31/2011    12/31/2010
                                   ------------  -----------  -----------  ----------  ------------  ------------
OPERATIONS
  Net investment income
   (loss)......................... $   (284,412) $  (129,016) $  (124,005) $  (50,102) $    350,620  $    (65,681)
  Capital gains distributions
   received.......................            0            0            0           0     5,614,561     1,275,814
  Realized gain (loss) on shares
   redeemed.......................            0            0       43,373      81,293      (984,745)      662,948
  Net change in unrealized gain
   (loss) on investments..........            0            0     (609,710)  1,223,231    (2,390,884)    1,779,690
                                   ------------  -----------  -----------  ----------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................     (284,412)    (129,016)    (690,342)  1,254,422     2,589,552     3,652,771
                                   ------------  -----------  -----------  ----------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   23,134,838   20,348,068    4,035,279   2,187,876    68,227,812    78,475,227
  Annuity Payments................            0            0            0           0       (36,580)       (3,046)
  Surrenders, withdrawals and
   death benefits.................  (11,068,116)  (6,769,866)    (269,956)   (202,015)   (7,624,810)   (6,203,093)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (2,642,568)  (6,216,130)  (1,452,427)    174,048   (42,240,369)     (252,420)
  Withdrawal and other
   charges........................      (99,847)     (40,903)     (38,817)    (14,754)     (944,155)     (387,372)
                                   ------------  -----------  -----------  ----------  ------------  ------------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    9,324,307    7,321,169    2,274,079   2,145,155    17,381,898    71,629,296
                                   ------------  -----------  -----------  ----------  ------------  ------------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................    9,039,895    7,192,153    1,583,737   3,399,577    19,971,450    75,282,067

NET ASSETS
  Beginning of period.............   12,842,168    5,650,015    6,182,585   2,783,008   134,466,521    59,184,454
                                   ------------  -----------  -----------  ----------  ------------  ------------
  End of period................... $ 21,882,063  $12,842,168  $ 7,766,322  $6,182,585  $154,437,971  $134,466,521
                                   ============  ===========  ===========  ==========  ============  ============

  Beginning units.................    1,273,760      539,892      507,079     313,058    12,278,400     5,518,742
                                   ------------  -----------  -----------  ----------  ------------  ------------
  Units issued....................    5,570,243    3,536,967      770,237     333,526    12,896,311     9,535,884
  Units redeemed..................   (4,622,722)  (2,803,099)    (630,790)   (139,505)  (11,082,639)   (2,776,226)
                                   ------------  -----------  -----------  ----------  ------------  ------------
  Ending units....................    2,221,281    1,273,760      646,526     507,079    14,092,072    12,278,400
                                   ============  ===========  ===========  ==========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A37

                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------
AST INTERNATIONAL VALUE    AST INTERNATIONAL GROWTH NVIT DEVELOPING MARKETS   AST INVESTMENT GRADE BOND
       PORTFOLIO                  PORTFOLIO                   FUND                    PORTFOLIO
-----------------------    -----------------------  -----------------------  --------------------------
 01/01/2011    01/01/2010   01/01/2011  01/01/2010   01/01/2011  01/01/2010   01/01/2011    01/01/2010
     TO            TO           TO          TO           TO          TO           TO            TO
 12/31/2011    12/31/2010   12/31/2011  12/31/2010   12/31/2011  12/31/2010   12/31/2011    12/31/2010
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------
$   (10,049)   $  (22,329) $   (81,061) $  (43,480) $   (13,199) $  (36,623) $ (3,849,425) $  1,638,754
          0             0            0           0            0           0     2,420,829     5,399,891
   (507,100)      (45,153)    (773,683)    (36,296)    (855,034)   (144,914)    1,521,101    (2,514,047)
   (628,081)      369,708     (972,097)    717,816      622,061     505,689    14,626,636    (1,341,073)
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------

 (1,145,230)      302,226   (1,826,841)    638,040     (246,172)    324,152    14,719,141     3,183,525
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------

  3,175,404     2,557,442    4,376,264   3,114,318       22,594      10,141             0             0
          0             0            0           0            0           0             0             0
    (67,398)      (61,342)     (92,634)    (25,350)     (79,141)   (113,005)   (3,531,108)     (431,641)
 (1,727,225)       23,227   (1,576,773)  1,310,725   (1,611,156)    (38,094)  673,290,519    (9,679,595)
    (31,704)      (11,500)     (46,956)    (14,359)      (1,890)    (11,846)   (2,276,880)     (220,444)
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------

  1,349,077     2,507,827    2,659,901   4,385,334   (1,669,593)   (152,804)  667,482,531   (10,331,680)
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------

    203,847     2,810,053      833,060   5,023,374   (1,915,765)    171,348   682,201,672    (7,148,155)

  4,276,330     1,466,277    6,330,965   1,307,591    2,586,095   2,414,747     6,002,542    13,150,697
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------
$ 4,480,177    $4,276,330  $ 7,164,025  $6,330,965  $   670,330  $2,586,095  $688,204,214  $  6,002,542
===========    ==========  ===========  ==========  ===========  ==========  ============  ============

    408,114       164,007      592,727     160,403      150,777     161,060       468,830     1,116,615
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------
    677,919       349,184    1,177,939     562,932       10,159       8,024   152,585,942    15,050,881
   (591,920)     (105,077)    (986,406)   (130,608)    (109,590)    (18,307)  (96,314,575)  (15,698,666)
-----------    ----------  -----------  ----------  -----------  ----------  ------------  ------------
    494,113       408,114      784,260     592,727       51,346     150,777    56,740,197       468,830
===========    ==========  ===========  ==========  ===========  ==========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A38

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                 SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                   AST WESTERN ASSET CORE PLUS
                                        BOND PORTFOLIO         AST BOND PORTFOLIO 2018 AST BOND PORTFOLIO 2019
                                   --------------------------  ----------------------  ----------------------
                                    01/01/2011    01/01/2010    01/01/2011  01/01/2010 01/01/2011  01/01/2010
                                        TO            TO            TO          TO         TO          TO
                                    12/31/2011    12/31/2010    12/31/2011  12/31/2010 12/31/2011  12/31/2010
                                   -----------   -----------   -----------  ---------- ----------  ----------
OPERATIONS
  Net investment income
   (loss)......................... $   334,164   $   (46,800)  $  (177,515) $  (2,877)  $   (112)  $  (2,579)
  Capital gains distributions
   received.......................     462,908        58,022       307,854      9,067      2,092      13,902
  Realized gain (loss) on shares
   redeemed.......................     364,517       126,907        50,058     17,235       (610)     25,059
  Net change in unrealized gain
   (loss) on investments..........     187,065       293,483       612,200     11,122       (579)      3,590
                                   -----------   -----------   -----------  ---------   --------   ---------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   1,348,654       431,612       792,597     34,547        791      39,972
                                   -----------   -----------   -----------  ---------   --------   ---------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................  12,310,969    13,819,331            27          2          4           0
  Annuity Payments................           0             0             0          0          0           0
  Surrenders, withdrawals and
   death benefits.................    (495,273)     (115,021)     (294,102)         0    (34,272)    (33,766)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (7,292,557)    3,453,235    20,339,006   (154,759)         0    (128,258)
  Withdrawal and other
   charges........................    (204,784)      (79,875)         (127)       (18)         0        (100)
                                   -----------   -----------   -----------  ---------   --------   ---------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   4,318,355    17,077,670    20,044,804   (154,775)   (34,268)   (162,124)
                                   -----------   -----------   -----------  ---------   --------   ---------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   5,667,009    17,509,282    20,837,401   (120,228)   (33,477)   (122,152)

NET ASSETS
  Beginning of period.............  23,212,964     5,703,682       211,345    331,573     33,478     155,630
                                   -----------   -----------   -----------  ---------   --------   ---------
  End of period................... $28,879,973   $23,212,964   $21,048,746  $ 211,345   $      1   $  33,478
                                   ===========   ===========   ===========  =========   ========   =========

  Beginning units.................   2,191,615       555,275        17,593     29,978      2,796      14,188
                                   -----------   -----------   -----------  ---------   --------   ---------
  Units issued....................   3,084,733     2,058,720     2,632,927     31,841          0      43,279
  Units redeemed..................  (2,648,599)     (422,380)     (863,244)   (44,226)    (2,796)    (54,671)
                                   -----------   -----------   -----------  ---------   --------   ---------
  Ending units....................   2,627,749     2,191,615     1,787,276     17,593          0       2,796
                                   ===========   ===========   ===========  =========   ========   =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A39

                                        SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
 AST GLOBAL REAL ESTATE     AST PARAMETRIC EMERGING  FRANKLIN TEMPLETON VIP FOUNDING    AST GOLDMAN SACHS
       PORTFOLIO           MARKETS EQUITY PORTFOLIO     FUNDS ALLOCATION FUND        SMALL-CAP VALUE PORTFOLIO
-----------------------    ------------------------  ------------------------------  -----------------------
 01/01/2011    01/01/2010   01/01/2011   01/01/2010   01/01/2011      01/01/2010      01/01/2011   01/01/2010
     TO            TO           TO           TO           TO              TO              TO           TO
 12/31/2011    12/31/2010   12/31/2011   12/31/2010   12/31/2011      12/31/2010      12/31/2011   12/31/2010
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------
$    24,590    $   (6,229) $  (142,835) $   (98,534) $ (2,144,536)   $  1,154,989    $  (140,819)  $  (50,495)
          0             0            0            0             0           7,657              0            0
   (179,409)       33,140   (1,900,072)     184,283    (4,030,882)        369,952       (340,918)     126,418
   (375,870)      264,616   (3,298,453)   1,557,435    (5,447,041)      5,016,256       (608,211)   1,102,368
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------

   (530,689)      291,527   (5,341,360)   1,643,184   (11,622,459)      6,548,854     (1,089,948)   1,178,291
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------

  2,284,934     2,054,823   11,227,397   11,615,268    78,999,146      74,873,151      7,710,555    6,250,119
          0             0            0            0             0               0              0            0
    (60,381)       (7,616)    (194,829)     (22,377)   (1,461,462)       (282,548)      (419,088)    (297,463)
 (1,360,284)      185,424   (8,133,173)   1,104,990   (51,674,178)      1,938,305     (4,276,518)     281,339
    (28,356)       (9,026)    (145,512)     (46,859)     (891,924)       (339,182)       (81,803)     (23,898)
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------

    835,913     2,223,605    2,753,883   12,651,022    24,971,582      76,189,726      2,933,146    6,210,097
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------

    305,224     2,515,132   (2,587,477)  14,294,206    13,349,123      82,738,580      1,843,198    7,388,388

  3,166,324       651,192   17,086,130    2,791,924   106,343,549      23,604,969      9,196,544    1,808,156
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------
$ 3,471,548    $3,166,324  $14,498,653  $17,086,130  $119,692,672    $106,343,549    $11,039,742   $9,196,544
===========    ==========  ===========  ===========   ============    ============   ===========   ==========

    289,148        79,139    1,468,373      302,876    10,403,163       2,728,568        790,640      188,198
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------
    487,444       279,512    2,635,611    1,554,103    15,190,291       9,800,476      1,506,789      806,213
   (442,757)      (69,503)  (2,511,497)    (388,606)  (13,647,761)     (2,125,881)    (1,338,035)    (203,771)
-----------    ----------  -----------  -----------   ------------    ------------   -----------   ----------
    333,835       289,148    1,592,487    1,468,373    11,945,693      10,403,163        959,394      790,640
===========    ==========  ===========  ===========   ============    ============   ===========   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A40

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                     SUBACCOUNTS
                                   -------------------------------------------------------------------------------
                                      AST CLS GROWTH ASSET      AST CLS MODERATE ASSET    AST HORIZON GROWTH ASSET
                                      ALLOCATION PORTFOLIO       ALLOCATION PORTFOLIO       ALLOCATION PORTFOLIO
                                   -------------------------  -------------------------  -------------------------
                                    01/01/2011    01/01/2010   01/01/2011    01/01/2010   01/01/2011    01/01/2010
                                        TO            TO           TO            TO           TO            TO
                                    12/31/2011    12/31/2010   12/31/2011    12/31/2010   12/31/2011    12/31/2010
                                   ------------  -----------  ------------  -----------  ------------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $ (1,158,523) $  (385,662) $ (1,321,347) $  (463,742) $   (664,728) $  (247,098)
  Capital gains distributions
   received.......................      832,012            0     1,704,048            0     2,205,561            0
  Realized gain (loss) on shares
   redeemed.......................   (3,191,974)     360,147    (2,260,018)     217,271    (2,206,377)      64,959
  Net change in unrealized gain
   (loss) on investments..........   (5,453,108)   4,930,148    (5,736,625)   5,686,578    (3,293,153)   2,979,252
                                   ------------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (8,971,593)   4,904,633    (7,613,942)   5,440,107    (3,958,697)   2,797,113
                                   ------------  -----------  ------------  -----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   63,448,734   44,975,293    70,249,625   59,534,397    36,999,463   24,070,235
  Annuity Payments................            0            0             0            0             0            0
  Surrenders, withdrawals and
   death benefits.................     (710,074)    (148,453)   (1,596,833)    (308,606)     (535,161)     (38,134)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (34,037,183)   1,243,181   (28,090,529)   1,844,656   (15,405,961)   1,321,896
  Withdrawal and other
   charges........................     (593,984)    (186,562)     (733,121)    (260,134)     (361,713)    (125,483)
                                   ------------  -----------  ------------  -----------  ------------  -----------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   28,107,493   45,883,459    39,829,142   60,810,313    20,696,628   25,228,514
                                   ------------  -----------  ------------  -----------  ------------  -----------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   19,135,900   50,788,092    32,215,200   66,250,420    16,737,931   28,025,627

NET ASSETS
  Beginning of period.............   62,347,963   11,559,871    81,960,061   15,709,641    35,435,861    7,410,234
                                   ------------  -----------  ------------  -----------  ------------  -----------
  End of period................... $ 81,483,863  $62,347,963  $114,175,261  $81,960,061  $ 52,173,792  $35,435,861
                                   ============  ===========  ============  ===========  ============  ===========

  Beginning units.................    5,917,097    1,375,311     7,792,325    1,752,810     3,330,108      810,091
                                   ------------  -----------  ------------  -----------  ------------  -----------
  Units issued....................   11,456,791    5,923,091    11,864,728    6,767,546     6,509,643    3,204,677
  Units redeemed..................   (9,462,771)  (1,381,305)   (8,535,713)    (728,031)   (4,875,583)    (684,660)
                                   ------------  -----------  ------------  -----------  ------------  -----------
  Ending units....................    7,911,117    5,917,097    11,121,340    7,792,325     4,964,168    3,330,108
                                   ============  ===========  ============  ===========  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A41

                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------
AST HORIZON MODERATE ASSET    AST FI PYRAMIS(R) ASSET        PROFUND VP        PROFUND VP CONSUMER
   ALLOCATION PORTFOLIO         ALLOCATION PORTFOLIO      CONSUMER SERVICES      GOODS PORTFOLIO
-------------------------    -------------------------  --------------------  --------------------
 01/01/2011      01/01/2010   01/01/2011    01/01/2010  01/01/2011 01/01/2010 01/01/2011 01/01/2010
     TO              TO           TO            TO          TO         TO         TO         TO
 12/31/2011      12/31/2010   12/31/2011    12/31/2010  12/31/2011 12/31/2010 12/31/2011 12/31/2010
------------    -----------  ------------  -----------  ---------- ---------- ---------- ----------
$   (933,786)   $  (446,777) $   (769,247) $  (198,091)  $ (4,782)  $ (4,044)  $   (650)  $ (2,601)
   3,870,248              0     1,983,750            0          0          0          0          0
  (1,431,415)       245,040    (3,104,763)     128,640     28,940     13,726     24,821      6,592
  (5,382,931)     4,713,234    (3,444,372)   2,853,051    (23,814)    41,963    (17,033)    35,992
------------    -----------  ------------  -----------   --------   --------   --------   --------

  (3,877,884)     4,511,497    (5,334,632)   2,783,600        344     51,645      7,138     39,983
------------    -----------  ------------  -----------   --------   --------   --------   --------

  41,333,962     41,965,964    43,253,820   27,775,445     49,505     37,035     45,585     40,715
           0              0             0            0          0          0          0          0
    (916,157)      (234,373)     (493,695)     (74,948)      (876)      (606)      (933)      (623)
 (16,290,239)     1,549,699   (19,482,671)     526,653    (49,456)    (2,306)   (53,434)    (6,477)
    (586,636)      (259,950)     (355,134)     (86,600)    (2,686)    (2,195)    (2,629)    (2,217)
------------    -----------  ------------  -----------   --------   --------   --------   --------

  23,540,930     43,021,340    22,922,320   28,140,550     (3,513)    31,928    (11,411)    31,398
------------    -----------  ------------  -----------   --------   --------   --------   --------

  19,663,046     47,532,837    17,587,688   30,924,150     (3,169)    83,573     (4,273)    71,381

  66,677,733     19,144,896    35,508,892    4,584,742    321,529    237,956    313,737    242,356
------------    -----------  ------------  -----------   --------   --------   --------   --------
$ 86,340,779    $66,677,733  $ 53,096,580  $35,508,892   $318,360   $321,529   $309,464   $313,737
============    ===========  ============  ===========   ========   ========   ========   ========

   6,330,222      2,050,165     3,298,104      503,844     29,590     26,190     29,498     26,348
------------    -----------  ------------  -----------   --------   --------   --------   --------
   7,441,727      4,917,530     7,313,785    3,287,113     19,609     13,710     17,058     10,943
  (5,446,837)      (637,473)   (5,494,818)    (492,853)   (21,012)   (10,310)   (18,942)    (7,793)
------------    -----------  ------------  -----------   --------   --------   --------   --------
   8,325,112      6,330,222     5,117,071    3,298,104     28,187     29,590     27,614     29,498
============    ===========  ============  ===========   ========   ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A42

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                        PROFUND VP            PROFUND VP            PROFUND VP
                                        FINANCIALS            HEALTH CARE           INDUSTRIALS
                                   --------------------  --------------------  --------------------
                                   01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
                                       TO         TO         TO         TO         TO         TO
                                   12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
                                   ---------- ---------- ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income
   (loss)......................... $  (7,239)  $ (5,082)  $ (4,595)  $ (4,023)  $ (4,048)  $ (3,968)
  Capital gains distributions
   received.......................         0          0          0          0          0          0
  Realized gain (loss) on shares
   redeemed.......................   (18,867)     7,829     25,471      6,403     22,262     15,855
  Net change in unrealized gain
   (loss) on investments..........   (78,387)    36,511     (2,293)     1,685    (48,784)    49,261
                                   ---------   --------   --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................  (104,493)    39,258     18,583      4,065    (30,570)    61,148
                                   ---------   --------   --------   --------   --------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    65,530     51,655     50,988     36,610     40,222     26,226
  Annuity Payments................         0          0          0          0          0          0
  Surrenders, withdrawals and
   death benefits.................      (889)      (592)      (849)      (572)      (281)      (581)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     1,062     43,884    (71,762)    22,346    (80,591)   (24,629)
  Withdrawal and other
   charges........................    (3,528)    (2,940)    (3,128)    (2,598)    (2,868)    (2,646)
                                   ---------   --------   --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................    62,175     92,007    (24,751)    55,786    (43,518)    (1,630)
                                   ---------   --------   --------   --------   --------   --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (42,318)   131,265     (6,168)    59,851    (74,088)    59,518

NET ASSETS
  Beginning of period.............   503,074    371,809    373,244    313,393    363,522    304,004
                                   ---------   --------   --------   --------   --------   --------
  End of period................... $ 460,756   $503,074   $367,076   $373,244   $289,434   $363,522
                                   =========   ========   ========   ========   ========   ========

  Beginning units.................    76,969     62,171     37,474     31,881     39,954     40,736
                                   ---------   --------   --------   --------   --------   --------
  Units issued....................    63,797     32,490     24,879     16,550     28,222     19,539
  Units redeemed..................   (57,714)   (17,692)   (28,367)   (10,957)   (35,302)   (20,321)
                                   ---------   --------   --------   --------   --------   --------
  Ending units....................    83,052     76,969     33,986     37,474     32,874     39,954
                                   =========   ========   ========   ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A43

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
     PROFUND VP             PROFUND VP            PROFUND VP            PROFUND VP
   MID-CAP GROWTH          MID-CAP VALUE          REAL ESTATE        SMALL-CAP GROWTH
--------------------   --------------------  --------------------  --------------------
01/01/2011  01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
    TO          TO         TO         TO         TO         TO         TO         TO
12/31/2011  12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
----------  ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $ (1,427)   $(1,063)   $  (984)   $   (735)  $ (1,951)  $  2,964   $  (383)   $   (313)
        0          0          0           0          0          0        43           0
    5,612      3,729      1,664       8,128     20,887     19,956     3,513       4,437
  (15,105)    14,623     (9,053)      3,680    (21,958)     1,830    (4,807)      1,027
 --------    -------    -------    --------   --------   --------   -------    --------

  (10,920)    17,289     (8,373)     11,073     (3,022)    24,750    (1,634)      5,151
 --------    -------    -------    --------   --------   --------   -------    --------

   16,804      9,111     18,364       7,336     13,703      9,624     1,958         286
        0          0          0           0          0          0         0           0
      (92)       (82)    (2,192)       (408)      (171)      (410)   (2,091)       (329)
   (6,856)     1,468      3,080     (32,112)   (32,886)   (21,858)      (21)    (11,366)
     (788)      (533)      (633)       (517)    (1,059)    (1,007)     (209)       (160)
 --------    -------    -------    --------   --------   --------   -------    --------

    9,068      9,964     18,619     (25,701)   (20,413)   (13,651)     (363)    (11,569)
 --------    -------    -------    --------   --------   --------   -------    --------

   (1,852)    27,253     10,246     (14,628)   (23,435)    11,099    (1,997)     (6,418)

   88,882     61,629     70,682      85,310    133,044    121,945    28,093      34,511
 --------    -------    -------    --------   --------   --------   -------    --------
 $ 87,030    $88,882    $80,928    $ 70,682   $109,609   $133,044   $26,096    $ 28,093
 ========    =======    =======    ========   ========   ========   =======    ========

    8,315      7,296      7,138      10,224     15,569     17,522     2,676       4,073
 --------    -------    -------    --------   --------   --------   -------    --------
    8,878      4,443      8,089       2,870     11,942      6,783     3,176       1,015
   (8,683)    (3,424)    (6,593)     (5,956)   (15,082)    (8,736)   (3,361)     (2,412)
 --------    -------    -------    --------   --------   --------   -------    --------
    8,510      8,315      8,634       7,138     12,429     15,569     2,491       2,676
 ========    =======    =======    ========   ========   ========   =======    ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A44

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                        PROFUND VP            PROFUND VP
                                      SMALL-CAP VALUE     TELECOMMUNICATIONS   PROFUND VP UTILITIES
                                   --------------------  --------------------  --------------------
                                   01/01/2011 01/01/2010 01/01/2011 01/01/2010 01/01/2011 01/01/2010
                                       TO         TO         TO         TO         TO         TO
                                   12/31/2011 12/31/2010 12/31/2011 12/31/2010 12/31/2011 12/31/2010
                                   ---------- ---------- ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income
   (loss).........................  $  (342)   $  (294)   $  3,833   $  2,949   $  2,653   $  2,096
  Capital gains distributions
   received.......................        0          0           0          0          0          0
  Realized gain (loss) on shares
   redeemed.......................    2,484      1,211       1,355       (749)    14,234       (971)
  Net change in unrealized gain
   (loss) on investments..........   (4,269)     3,365     (17,520)    25,422     14,867      6,685
                                    -------    -------    --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................   (2,127)     4,282     (12,332)    27,622     31,754      7,810
                                    -------    -------    --------   --------   --------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................    2,175      1,939      39,282     24,193     49,250     48,462
  Annuity Payments................        0          0           0          0          0          0
  Surrenders, withdrawals and
   death benefits.................        0       (326)     (1,380)      (577)    (1,708)    (1,566)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (5,194)    (1,423)    (13,680)   (25,361)   (62,123)     9,949
  Withdrawal and other
   charges........................     (196)      (175)     (2,212)    (1,767)    (2,276)    (1,766)
                                    -------    -------    --------   --------   --------   --------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   (3,215)        15      22,010     (3,512)   (16,857)    55,079
                                    -------    -------    --------   --------   --------   --------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   (5,342)     4,297       9,678     24,110     14,897     62,889

NET ASSETS
  Beginning of period.............   24,601     20,304     245,062    220,952    243,845    180,956
                                    -------    -------    --------   --------   --------   --------
  End of period...................  $19,259    $24,601    $254,740   $245,062   $258,742   $243,845
                                    =======    =======    ========   ========   ========   ========

  Beginning units.................    2,399      2,382      27,946     28,718     29,660     22,973
                                    -------    -------    --------   --------   --------   --------
  Units issued....................    1,982        704      26,328     11,994     23,495     15,676
  Units redeemed..................   (2,393)      (687)    (25,330)   (12,766)   (25,964)    (8,989)
                                    -------    -------    --------   --------   --------   --------
  Ending units....................    1,988      2,399      28,944     27,946     27,191     29,660
                                    =======    =======    ========   ========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A45

                                   SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------
     PROFUND VP            PROFUND VP                                 AST JENNISON LARGE-CAP
  LARGE-CAP GROWTH       LARGE-CAP VALUE    AST BOND PORTFOLIO 2020      VALUE PORTFOLIO
--------------------  --------------------  -----------------------  -----------------------
01/01/2011 01/01/2010 01/01/2011 01/01/2010  01/01/2011  01/01/2010   01/01/2011  01/01/2010
    TO         TO         TO         TO          TO          TO           TO          TO
12/31/2011 12/31/2010 12/31/2011 12/31/2010  12/31/2011  12/31/2010   12/31/2011  12/31/2010
---------- ---------- ---------- ---------- -----------  ----------  -----------  ----------
 $  (824)   $   (816)  $ (1,028)  $   (634) $   (15,192) $  (43,264) $   (50,441) $  (14,024)
       0           0          0          0      317,874           0       14,020       1,403
   5,278       6,516        856       (355)     (10,202)    176,767     (334,662)     (8,320)
  (6,626)     (1,196)    (8,180)    14,033       32,756      (3,529)    (267,112)    232,465
 -------    --------   --------   --------  -----------  ----------  -----------  ----------

  (2,172)      4,504     (8,352)    13,044      325,236     129,974     (638,195)    211,524
 -------    --------   --------   --------  -----------  ----------  -----------  ----------

     572           0     23,502     13,096            4         454    2,749,806   2,119,285
       0           0          0          0            0           0            0           0
  (2,016)          0        (93)       (82)     (29,615)    (45,408)     (10,522)     (3,477)
  (4,708)    (24,098)   (13,093)     2,711   (2,748,369)  3,115,330   (1,421,000)    252,938
    (281)       (204)      (831)      (631)        (442)     (1,277)     (28,224)     (4,908)
 -------    --------   --------   --------  -----------  ----------  -----------  ----------

  (6,433)    (24,302)     9,485     15,094   (2,778,422)  3,069,099    1,290,060   2,363,838
 -------    --------   --------   --------  -----------  ----------  -----------  ----------

  (8,605)    (19,798)     1,133     28,138   (2,453,186)  3,199,073      651,865   2,575,362
  45,548      65,346    139,447    111,309    3,199,073           0    2,684,385     109,023
 -------    --------   --------   --------  -----------  ----------  -----------  ----------
 $36,943    $ 45,548   $140,580   $139,447  $   745,887  $3,199,073  $ 3,336,250  $2,684,385
 =======    ========   ========   ========  ===========  ==========  ===========  ==========

   4,793       7,640     16,965     15,062      331,074           0      251,015      10,581
 -------    --------   --------   --------  -----------  ----------  -----------  ----------
   4,644       1,818      9,971      5,279      242,070     984,691      561,052     278,190
  (5,606)     (4,665)    (9,352)    (3,376)    (507,262)   (653,617)    (473,375)    (37,756)
 -------    --------   --------   --------  -----------  ----------  -----------  ----------
   3,831       4,793     17,584     16,965       65,882     331,074      338,692     251,015
 =======    ========   ========   ========  ===========  ==========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A46

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                                              CREDIT SUISSE TRUST
                                    AST JENNISON LARGE-CAP  INTERNATIONAL EQUITY FLEX III
                                       GROWTH PORTFOLIO            PORTFOLIO              AST BOND PORTFOLIO 2017
                                   -----------------------  ----------------------------  -----------------------
                                    01/01/2011  01/01/2010   01/01/2011     01/01/2010     01/01/2011  01/04/2010*
                                        TO          TO           TO             TO             TO          TO
                                    12/31/2011  12/31/2010  10/21/2011**    12/31/2010     12/31/2011  12/31/2010
                                   -----------  ----------  ------------    ----------    -----------  -----------
OPERATIONS
  Net investment income
   (loss)......................... $   (67,085) $  (13,064)  $  16,190      $ (11,589)    $  (162,337)  $  (6,323)
  Capital gains distributions
   received.......................           0           0           0              0          23,155           0
  Realized gain (loss) on shares
   redeemed.......................    (137,141)     34,603     (57,016)        16,167          83,003      39,575
  Net change in unrealized gain
   (loss) on investments..........    (158,484)    180,226     (99,917)        89,955         403,543        (335)
                                   -----------  ----------   ---------      ---------     -----------   ---------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   OPERATIONS.....................    (362,710)    201,765    (140,743)        94,533         347,364      32,917
                                   -----------  ----------   ---------      ---------     -----------   ---------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net
   payments.......................   4,398,143   1,909,988       1,122              0              85           1
  Annuity Payments................           0           0           0         (2,034)              0           0
  Surrenders, withdrawals and
   death benefits.................     (10,000)       (485)    (85,777)      (135,105)       (253,355)    (23,336)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (1,439,620)    (52,320)   (718,778)        14,730      20,837,042     195,571
  Withdrawal and other
   charges........................     (24,802)     (4,859)       (435)          (574)         (3,919)          0
                                   -----------  ----------   ---------      ---------     -----------   ---------

NET INCREASE (DECREASE)
   IN NET ASSETS
   RESULTING FROM
   CONTRACT OWNER
   TRANSACTIONS...................   2,923,721   1,852,324    (803,868)      (122,983)     20,579,853     172,236
                                   -----------  ----------   ---------      ---------     -----------   ---------

TOTAL INCREASE
   (DECREASE) IN NET
   ASSETS.........................   2,561,011   2,054,089    (944,611)       (28,450)     20,927,217     205,153

NET ASSETS
  Beginning of period.............   2,096,439      42,350     944,611        973,061         205,153           0
                                   -----------  ----------   ---------      ---------     -----------   ---------
  End of period................... $ 4,657,450  $2,096,439   $       0      $ 944,611     $21,132,370   $ 205,153
                                   ===========  ==========   =========      =========     ===========   =========

  Beginning units.................     193,445       4,113      84,539         96,387          19,412           0
                                   -----------  ----------   ---------      ---------     -----------   ---------
  Units issued....................     724,888     262,706       2,376          9,258       2,884,171     138,503
  Units redeemed..................    (483,262)    (73,374)    (86,915)       (21,106)     (1,067,679)   (119,091)
                                   -----------  ----------   ---------      ---------     -----------   ---------
  Ending units....................     435,071     193,445           0         84,539       1,835,904      19,412
                                   ===========  ==========   =========      =========     ===========   =========

*  Date subaccount became available for investment

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A47

                                  SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------
                           WELLS FARGO ADVANTAGE VT WELLS FARGO ADVANTAGE VT WELLS FARGO ADVANTAGE VT
                           CORE EQUITY PORTFOLIO    INTERNATIONAL EQUITY     OMEGA GROWTH PORTFOLIO
AST BOND PORTFOLIO 2021        SHARE CLASS 1        PORTFOLIO SHARE CLASS 1      SHARE CLASS 1
-----------------------    -----------------------  -----------------------  -----------------------
 01/01/2011    01/04/2010* 01/01/2011   7/16/2010*  01/01/2011   7/16/2010*  01/01/2011   7/16/2010*
     TO            TO          TO           TO          TO           TO          TO           TO
 12/31/2011    12/31/2010  8/26/2011**  12/31/2010  12/31/2011   12/31/2010  12/31/2011   12/31/2010
-----------    ----------- -----------  ----------  ----------   ----------  ----------   ----------
$  (350,851)   $  (26,471)  $     (84)   $ (2,252)   $ (2,527)    $ (1,834)   $ (6,228)    $ (2,753)
          0             0      74,422           0      10,094            0       3,129            0
  1,239,362        13,734     (49,779)        598       1,817        1,611       5,466        5,251
  2,052,415       (54,472)    (59,595)     59,595     (43,492)      43,390     (27,460)      78,491
-----------    ----------   ---------    --------    --------     --------    --------     --------

  2,940,926       (67,209)    (35,036)     57,941     (34,108)      43,167     (25,093)      80,989
-----------    ----------   ---------    --------    --------     --------    --------     --------

          0             0           0          62           0            0           1            0
          0             0           0           0           0            0           0            0
   (367,153)      (17,460)    (10,746)     (3,410)     (5,488)      (1,862)     (4,972)     (16,001)
 26,606,619     4,443,832    (267,652)    258,896       3,005      200,893     (12,340)     303,350
     (7,377)           (8)        (28)        (27)        (23)         (18)        (12)          (4)
-----------    ----------   ---------    --------    --------     --------    --------     --------

 26,232,089     4,426,364    (278,426)    255,521      (2,506)     199,013     (17,323)     287,345
-----------    ----------   ---------    --------    --------     --------    --------     --------

 29,173,015     4,359,155    (313,462)    313,462     (36,614)     242,180     (42,416)     368,334

  4,359,155             0     313,462           0     242,180            0     368,334            0
-----------    ----------   ---------    --------    --------     --------    --------     --------
$33,532,170    $4,359,155   $       0    $313,462    $205,566     $242,180    $325,918     $368,334
===========    ==========   =========    ========    ========     ========    ========     ========

    395,858             0      21,995           0      16,854            0     188,089            0
-----------    ----------   ---------    --------    --------     --------    --------     --------
  4,630,709       670,492           0      22,261       1,211       17,885       3,130      201,014
 (2,384,999)     (274,634)    (21,995)       (266)     (1,374)      (1,031)    (12,305)     (12,925)
-----------    ----------   ---------    --------    --------     --------    --------     --------
  2,641,568       395,858           0      21,995      16,691       16,854     178,914      188,089
===========    ==========   =========    ========    ========     ========    ========     ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A48

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2011 and 2010

                                                                                SUBACCOUNTS
                                                          -----------------------------------------------------------
                                                          WELLS FARGO ADVANTAGE     WELLS FARGO ADVANTAGE     AST BOND
                                                           VT SMALL CAP GROWTH       VT SMALL CAP VALUE      PORTFOLIO
                                                          PORTFOLIO SHARE CLASS 1   PORTFOLIO SHARE CLASS 1     2022
                                                          -----------------------   ----------------------  -----------
                                                          01/01/2011   7/16/2010*   01/01/2011  7/16/2010*   1/3/2011*
                                                              TO           TO           TO          TO           TO
                                                          12/31/2011   12/31/2010   12/31/2011  12/31/2010   12/31/2011
                                                          ----------   ----------   ----------  ----------  -----------
OPERATIONS
  Net investment income (loss)...........................        $0           $0     $   (512)   $  (523)   $   (94,888)
  Capital gains distributions received...................         0            0            0          0              0
  Realized gain (loss) on shares redeemed................         1            0          888        803        133,351
  Net change in unrealized gain (loss) on investments....        (1)           1       (6,272)    13,246        597,720
                                                          ---------    ---------     --------    -------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS.............................         0            1       (5,896)    13,526        636,183
                                                          ---------    ---------     --------    -------    -----------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments............................         0            4            0          9              0
  Annuity Payments.......................................         0            0            0          0              0
  Surrenders, withdrawals and death benefits.............        (5)           0       (4,411)    (1,544)       (95,379)
  Net transfers between other subaccounts or fixed rate
   option................................................         0            0            0     59,492     15,063,006
  Withdrawal and other charges...........................         0            0         (199)      (185)           (23)
                                                          ---------    ---------     --------    -------    -----------

NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM CONTRACT OWNER
   TRANSACTIONS..........................................        (5)           4       (4,610)    57,772     14,967,604
                                                          ---------    ---------     --------    -------    -----------

TOTAL INCREASE (DECREASE) IN NET ASSETS..................        (5)           5      (10,506)    71,298     15,603,787

NET ASSETS
  Beginning of period....................................         5            0       71,298          0              0
                                                          ---------    ---------     --------    -------    -----------
  End of period..........................................        $0           $5     $ 60,792    $71,298    $15,603,787
                                                          =========    =========     ========    =======    ===========

  Beginning units........................................         0            0        6,040          0              0
                                                          ---------    ---------     --------    -------    -----------
  Units issued...........................................         0            0            0      6,789      2,159,107
  Units redeemed.........................................         0            0         (406)      (749)      (857,351)
                                                          ---------    ---------     --------    -------    -----------
  Ending units...........................................         0            0        5,634      6,040      1,301,756
                                                          =========    =========     ========    =======    ===========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A49

                            SUBACCOUNTS (CONTINUED)
        --------------------------------------------------------------
                           WELLS FARGO
          AST BLACKROCK     ADVANTAGE          AST       AST NEUBERGER
        GLOBAL STRATEGIES VT OPPORTUNITY PRUDENTIAL CORE  BERMAN CORE
            PORTFOLIO     FUND - CLASS 1 BOND PORTFOLIO  BOND PORTFOLIO
        ----------------- -------------- --------------- --------------
           4/29/2011*       8/26/2011*     10/31/2011*    10/31/2011*
               TO               TO             TO              TO
           12/31/2011       12/31/2011     12/31/2011      12/31/2011
        ----------------- -------------- --------------- --------------
           $  (412,731)      $ (1,571)      $   (370)       $   (518)
                     0              0              0               0
              (384,884)            80             18               2
            (2,193,000)        13,571          2,915           3,106
           -----------       --------       --------        --------

            (2,990,615)        12,080          2,563           2,590
           -----------       --------       --------        --------

            17,654,025              0        270,483         333,800
              (144,021)             0              0               0
            (2,217,275)        (2,734)             0               0
            32,082,198        258,727         87,261         108,042
               (70,539)             0             (3)           (143)
           -----------       --------       --------        --------

            47,304,388        255,993        357,741         441,699
           -----------       --------       --------        --------

            44,313,773        268,073        360,304         444,289

                     0              0              0               0
           -----------       --------       --------        --------
           $44,313,773       $268,073       $360,304        $444,289
           ===========       ========       ========        ========

                     0              0              0               0
           -----------       --------       --------        --------
             5,650,666         26,209         37,586          46,069
              (815,964)        (1,163)        (1,811)         (1,951)
           -----------       --------       --------        --------
             4,834,702         25,046         35,775          44,118
           ===========       ========       ========        ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A50

                       NOTES TO FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2011

NOTE 1: GENERAL

        Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"), a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Pruco Life of New Jersey's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Pruco Life of New Jersey may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One 3, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners FlexElite, Discovery Select and Discovery Choice Variable Annuity Contracts, and Prudential Premier B, L, X Series, Prudential Premier Bb Series, Prudential Premier Retirement, X, B, L C Series, Prudential Premier Advisor Series and Prudential Premier Retirement Variable Annuity contracts are invested in the Account.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred and ten subaccounts within the Account, of which one hundred and eight had activity during 2011. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Advanced Series Trust, (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "Portfolios"). Investment options vary by contract.

        The name of each Portfolio and the corresponding subaccount name are as follows:

AllianceBernstein VPS Large Cap Growth Portfolio Class B
American Century VP Value Fund
AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST BlackRock Global Strategies Portfolio (merged from Prudential SP Growth
 Asset Allocation Portfolio)
AST BlackRock Value Portfolio (formerly AST Value Portfolio)
AST Bond Portfolio 2016*
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021
AST Bond Portfolio 2022
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST Federated Aggressive Growth Portfolio (merged from AST Neuberger Berman
 Small-Cap Growth Portfolio)
AST FI Pyramis(R) Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Large-Cap Value Portfolio (formerly AST AllianceBernstein
 Growth & Income Portfolio)
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio
AST JPMorgan International Equity Portfolio
AST Large-Cap Value Portfolio

                                      A51

AST Lord Abbett Core Fixed Income Portfolio (formerly AST Lord Abbett
 Bond-Debenture Portfolio)
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman / LSV Mid-Cap Value Portfolio
AST Neuberger Berman Core Bond Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio (merged to AST Federated
 Aggressive Growth Portfolio)**
AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST Prudential Core Bond Portfolio
AST QMA US Equity Alpha Portfolio
AST Quantitative Modeling Portfolio*
AST Schroders Multi-Asset World Strategies Portfolio
AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Equity Income Portfolio
AST T. Rowe Price Global Bond Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio
AST Wellington Management Hedged Equity Portfolio (formerly AST Aggressive
 Asset Allocation Portfolio)
AST Western Asset Core Plus Bond Portfolio
Credit Suisse Trust International Equity Flex III Portfolio**
Davis Value Portfolio
Prudential Global Portfolio
FTVIP Franklin Small-Mid Cap Growth Securities Fund
Invesco V.I. Core Equity Fund
Janus Aspen Janus Portfolio - Institutional Shares
Janus Aspen Janus Portfolio - Service Shares
Janus Aspen Overseas Portfolio - Institutional Shares
MFS(R) Growth Series - Initial Class
MFS(R) Research Series - Initial Class
NVIT Developing Markets Fund
ProFund VP Consumer Goods Portfolio
ProFund VP Consumer Services
ProFund VP Financials
ProFund VP Health Care
ProFund VP Industrials
ProFund VP Large-Cap Growth
ProFund VP Large-Cap Value
ProFund VP Mid-Cap Growth
ProFund VP Mid-Cap Value
ProFund VP Real Estate
ProFund VP Small-Cap Growth
ProFund VP Small-Cap Value
ProFund VP Telecommunications
ProFund VP Utilities
Prudential SP Prudential U.S. Emerging Growth Portfolio
Prudential Jennison 20/20 Focus Portfolio
Prudential SP Growth Asset Allocation Portfolio (merged to AST BlackRock Global
 Strategies Portfolio)**
Prudential High Yield Bond Portfolio
Franklin Templeton VIP Founding Funds Allocation Fund
Prudential Jennison Portfolio
Prudential Money Market Portfolio
Prudential Small Capitalization Stock Portfolio
Prudential SP International Value Portfolio
Prudential SP International Growth Portfolio
Prudential Diversified Bond Portfolio
Prudential Value Portfolio
Prudential SP Small Cap Value Portfolio
Prudential Stock Index Portfolio
Prudential Equity Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price International Stock Portfolio
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1
Wells Fargo Advantage VT Core Equity Portfolio Share Class 1 (merged to Wells
 Fargo Advantage VT Opportunity Fund - Class 1)**
Wells Fargo Advantage VT International Equity Portfolio Share Class 1
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1
Wells Fargo Advantage VT Opportunity Fund - Class 1 (merged from Wells Fargo
 Advantage VT Core Equity Portfolio Share Class 1)
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1*
        --------
        * Subaccount available for investment, but had no assets as of December 31, 2011

        ** Subaccount no longer available for investment as of December 31, 2011

        At December 31, 2011, there were no balances or transactions for the period then ended pertaining to AST Bond Portfolio 2016 and AST Quantitative Modeling Portfolio.

        The Series Funds are diversified open-ended management investment companies, and each portfolio of the Series Funds is managed by affiliates of Prudential. Each of the variable investment options of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

                                      A52

        The following table sets forth the dates on which mergers took place in the Account along with relevant information pertaining to each merger. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2011 as net transfers between subaccounts. The transfers occurred as follows:

                                  REMOVED PORTFOLIO     SURVIVING PORTFOLIO
    APRIL 29, 2011             ----------------------- ---------------------
                                AST NEUBERGER BERMAN       AST FEDERATED
                                  SMALL-CAP GROWTH       AGGRESSIVE GROWTH
                                      PORTFOLIO              PORTFOLIO
                               ----------------------- ---------------------
    Shares....................           667,562              1,487,994
    Net asset value per share.       $     10.24            $     10.01
    Net assets before merger..       $ 6,835,831            $ 8,058,989
    Net assets after merger...       $         0            $14,894,820

                                PRUDENTIAL SP GROWTH
                                  ASSET ALLOCATION     AST BLACKROCK GLOBAL
                                      PORTFOLIO        STRATEGIES PORTFOLIO
                               ----------------------- ---------------------
    Shares....................         3,407,599              3,254,257
    Net asset value per share.       $      9.55            $     10.00
    Net assets before merger..       $32,542,567            $         0
    Net assets after merger...       $         0            $32,542,567

                                  REMOVED PORTFOLIO     SURVIVING PORTFOLIO
    AUGUST 26, 2011            ----------------------- ---------------------
                                WELLS FARGO ADVANTAGE  WELLS FARGO ADVANTAGE
                                   VT CORE EQUITY         VT OPPORTUNITY
                               PORTFOLIO SHARE CLASS 1    FUND - CLASS 1
                               ----------------------- ---------------------
    Shares....................            20,990                 16,111
    Net asset value per share.       $     12.68            $     16.52
    Net assets before merger..       $   266,172            $         0
    Net assets after merger...       $         0            $   266,172

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, which is obtained from the custodian and is based on the fair value of the underlying securities in the respective portfolios. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Subaccount.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost of the investment sold. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend Income and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex-distribution date.

        FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

        In May 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual

                                      A53
        reporting period beginning after December 15, 2011 and should be applied prospectively. The Account expects this guidance to have an impact on its financial statement disclosures but limited, if any, impact on the Account's financial position or results of operations.

NOTE 3: FAIR VALUE

        Fair Value Measurement--Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

        Level 1--Fair value is based on unadjusted quoted prices in active markets that are accessible to the Account for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices,
        (iii) price quotes not varying substantially among market makers,
        (iv) narrow bid/ask spreads and (v) most information publicly available. Investments which have a net asset value which is readily available to the public are classified as Level 1.

        Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. Investments which have a net asset value which is only available to institutional clients are classified as Level 2.

        Level 3--Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Account's assumptions about the inputs market participants would use in pricing the asset or liability. As of December 31, 2011, the Account did not have any Level 3 assets or liabilities.

        As of December 31, 2011, all funds have been classified as Level 1 with the exception of proprietary funds, consisting of "Series Funds", and any non-proprietary funds not available for public investment, which are classified as Level 2. The Level 2 fund balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2011, are presented below.

    Proprietary Funds ("Series Funds")....................... $3,915,020,972
    AllianceBernstein VPS Large Cap Growth Portfolio Class B. $      466,570
    Davis Value Portfolio.................................... $    2,181,362
    Janus Aspen Janus Portfolio - Service Shares............. $      422,958
    Janus Aspen Janus Portfolio - Institutional Shares....... $    4,977,112
    Janus Aspen Overseas Portfolio - Institutional Shares.... $    8,735,377
    NVIT Developing Markets Fund............................. $      670,330
    ProFund VP Consumer Services............................. $      318,360
    ProFund VP Consumer Goods Portfolio...................... $      309,464
    ProFund VP Financials.................................... $      460,756
    ProFund VP Health Care................................... $      367,076
    ProFund VP Industrials................................... $      289,434
    ProFund VP Mid-Cap Growth................................ $       87,030

                                      A54

ProFund VP Mid-Cap Value.............................................. $ 80,928
ProFund VP Real Estate................................................ $109,609
ProFund VP Small-Cap Growth........................................... $ 26,096
ProFund VP Small-Cap Value............................................ $ 19,259
ProFund VP Telecommunications......................................... $254,740
ProFund VP Utilities.................................................. $258,742
ProFund VP Large-Cap Growth........................................... $ 36,943
ProFund VP Large-Cap Value............................................ $140,580
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $205,566
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $325,918
Wells Fargo Advantage VT Opportunity Fund - Class 1................... $268,073
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $ 60,792

        TRANSFERS BETWEEN LEVEL 1 AND LEVEL 2

        During 2011, there were no significant transfers from Level 1 to Level
        2. There were significant transfers from Level 2 to Level 1 of $10,422,649 in respect of the Invesco V.I. Core Equity Fund. The transfers are based on values as of December 31, 2010. Investments are transferred out of Level 1 and into Level 2 when a net asset value is no longer readily available to the public and conversely transferred out of Level 2 and into Level 1 when a net asset value becomes readily available to the public.

        As there are no Level 3 assets for either period, a presentation of the reconciliation of Level 3 assets is not required at this time. In addition, there are no other financial assets or liabilities valued on a non-recurring basis.

NOTE 4: TAXES

        Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. No federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 5: PURCHASES AND SALES OF INVESTMENTS

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the portfolios for the year ended December 31, 2011 were as follows:

                                                           PURCHASES       SALES
                                                          ------------ -------------
AllianceBernstein VPS Large Cap Growth Portfolio Class B. $     88,174 $     (97,827)
American Century VP Value Fund........................... $     82,051 $    (353,856)
AST Academic Strategies Asset Allocation Portfolio....... $166,969,049 $(136,140,865)
AST Advanced Strategies Portfolio........................ $184,670,803 $(124,334,426)
AST T. Rowe Price Equity Income Portfolio................ $  8,437,573 $  (7,466,103)
AST American Century Income & Growth Portfolio........... $ 12,433,682 $  (8,721,521)
AST Balanced Asset Allocation Portfolio.................. $243,299,336 $(207,316,441)
AST BlackRock Global Strategies Portfolio................ $ 53,812,802 $  (6,921,145)
AST BlackRock Value Portfolio............................ $  9,493,715 $  (6,648,722)
AST Bond Portfolio 2017.................................. $ 32,447,759 $ (12,033,485)
AST Bond Portfolio 2018.................................. $ 29,704,890 $  (9,851,103)
AST Bond Portfolio 2019.................................. $          0 $     (34,481)
AST Bond Portfolio 2020.................................. $  2,174,255 $  (4,993,382)
AST Bond Portfolio 2021.................................. $ 53,086,827 $ (27,216,575)
AST Bond Portfolio 2022.................................. $ 24,523,299 $  (9,650,582)
AST Capital Growth Asset Allocation Portfolio............ $189,783,984 $(174,565,762)
AST CLS Growth Asset Allocation Portfolio................ $110,992,344 $ (84,283,572)

                                      A55

                                                                         PURCHASES         SALES
                                                                       -------------- ---------------
AST CLS Moderate Asset Allocation Portfolio........................... $  112,556,663 $   (74,474,012)
AST Cohen & Steers Realty Portfolio................................... $   11,227,187 $    (7,835,877)
AST Federated Aggressive Growth Portfolio............................. $   18,916,151 $   (12,244,173)
AST FI Pyramis(R) Asset Allocation Portfolio.......................... $   71,145,875 $   (49,107,854)
AST First Trust Balanced Target Portfolio............................. $  132,366,619 $   (86,509,377)
AST First Trust Capital Appreciation Target Portfolio................. $  154,954,453 $  (123,814,599)
AST Global Real Estate Portfolio...................................... $    4,884,686 $    (4,114,032)
AST Goldman Sachs Concentrated Growth Portfolio....................... $   10,873,031 $    (9,928,003)
AST Goldman Sachs Large-Cap Value Portfolio........................... $   10,760,856 $    (8,301,014)
AST Goldman Sachs Mid-Cap Growth Portfolio............................ $   13,864,935 $   (12,255,504)
AST Goldman Sachs Small-Cap Value Portfolio........................... $   15,144,393 $   (12,411,186)
AST High Yield Portfolio.............................................. $    9,295,746 $    (7,140,264)
AST Horizon Growth Asset Allocation Portfolio......................... $   63,794,699 $   (43,934,429)
AST Horizon Moderate Asset Allocation Portfolio....................... $   72,013,250 $   (49,784,149)
AST International Growth Portfolio.................................... $   11,128,992 $    (8,606,354)
AST International Value Portfolio..................................... $    6,353,122 $    (5,093,733)
AST Investment Grade Bond Portfolio................................... $1,751,409,852 $(1,088,317,132)
AST J.P. Morgan Strategic Opportunities Portfolio..................... $   58,572,601 $   (40,478,017)
AST Jennison Large-Cap Growth Portfolio............................... $    7,308,881 $    (4,452,245)
AST Jennison Large-Cap Value Portfolio................................ $    5,317,597 $    (4,090,508)
AST JPMorgan International Equity Portfolio........................... $   14,504,842 $   (12,787,532)
AST Large-Cap Value Portfolio......................................... $    5,210,824 $    (4,100,668)
AST Lord Abbett Core Fixed Income Portfolio........................... $   16,205,252 $    (5,469,828)
AST Marsico Capital Growth Portfolio.................................. $   23,142,151 $   (19,773,688)
AST MFS Global Equity Portfolio....................................... $    9,916,797 $    (8,038,137)
AST MFS Growth Portfolio.............................................. $    5,032,422 $    (4,071,341)
AST Mid-Cap Value Portfolio........................................... $    7,994,050 $    (6,685,333)
AST Money Market Portfolio............................................ $   38,039,276 $   (29,002,867)
AST Neuberger Berman / LSV Mid-Cap Value Portfolio.................... $   11,660,583 $    (9,152,642)
AST Neuberger Berman Core Bond Portfolio.............................. $      442,704 $        (1,523)
AST Neuberger Berman Mid-Cap Growth Portfolio......................... $   13,922,191 $   (11,306,958)
AST Neuberger Berman Small-Cap Growth Portfolio....................... $    1,715,071 $    (7,275,514)
AST Parametric Emerging Markets Equity Portfolio...................... $   24,531,792 $   (22,106,592)
AST PIMCO Limited Maturity Bond Portfolio............................. $    9,454,122 $    (6,720,057)
AST PIMCO Total Return Bond Portfolio................................. $  109,271,032 $   (94,428,144)
AST Preservation Asset Allocation Portfolio........................... $  139,823,634 $   (78,623,583)
AST Prudential Core Bond Portfolio.................................... $      360,743 $        (3,371)
AST QMA US Equity Alpha Portfolio..................................... $    3,548,152 $    (2,657,782)
AST Schroders Multi-Asset World Strategies Portfolio.................. $  110,439,574 $   (74,357,655)
AST Small-Cap Growth Portfolio........................................ $    8,735,454 $    (6,585,380)
AST Small-Cap Value Portfolio......................................... $    7,395,895 $    (6,284,483)
AST T. Rowe Price Asset Allocation Portfolio.......................... $  249,579,471 $  (158,967,774)
AST T. Rowe Price Global Bond Portfolio............................... $   10,436,870 $    (8,571,042)
AST T. Rowe Price Large-Cap Growth Portfolio.......................... $   18,588,783 $   (14,744,912)
AST T. Rowe Price Natural Resources Portfolio......................... $   27,501,261 $   (22,200,382)
AST Wellington Management Hedged Equity Portfolio..................... $   12,778,327 $    (5,569,914)
AST Western Asset Core Plus Bond Portfolio............................ $   28,621,049 $   (24,799,544)
Credit Suisse Trust International Equity Flex III Portfolio........... $       15,257 $      (828,972)
Davis Value Portfolio................................................. $      171,758 $      (380,815)
FTVIP Franklin Small-Mid Cap Growth Securities Fund................... $      241,506 $      (450,158)
FTVIP Franklin Templeton VIP Founding Funds Allocation Fund - Class 2. $  139,311,721 $  (116,507,405)
Invesco V.I. Core Equity Fund......................................... $       19,490 $    (1,403,167)
Janus Aspen Janus Portfolio - Institutional Shares.................... $      145,785 $      (960,275)
Janus Aspen Janus Portfolio - Service Shares.......................... $       24,638 $      (253,411)
Janus Aspen Overseas Portfolio - Institutional Shares................. $      186,987 $    (2,109,260)
MFS(R) Growth Series - Initial Class.................................. $       25,592 $      (910,636)
MFS(R) Research Series - Initial Class................................ $        4,970 $      (291,707)
NVIT Developing Markets Fund.......................................... $      159,992 $    (1,845,259)
ProFund VP Consumer Goods Portfolio................................... $      163,486 $      (179,584)
ProFund VP Consumer Services.......................................... $      187,102 $      (195,397)
ProFund VP Financials................................................. $      330,889 $      (275,953)

                                      A56

                                                                       PURCHASES      SALES
                                                                       ---------- ------------
ProFund VP Health Care................................................ $  227,774 $   (258,301)
ProFund VP Industrials................................................ $  205,682 $   (254,193)
ProFund VP Large-Cap Growth........................................... $   43,421 $    (50,677)
ProFund VP Large-Cap Value............................................ $   74,374 $    (66,986)
ProFund VP Mid-Cap Growth............................................. $   90,616 $    (82,975)
ProFund VP Mid-Cap Value.............................................. $   70,033 $    (52,512)
ProFund VP Real Estate................................................ $   90,002 $   (112,366)
ProFund VP Small-Cap Growth........................................... $   30,546 $    (31,291)
ProFund VP Small-Cap Value............................................ $   17,629 $    (21,186)
ProFund VP Telecommunications......................................... $  205,799 $   (187,659)
ProFund VP Utilities.................................................. $  181,441 $   (202,283)
Prudential Diversified Bond Portfolio................................. $  478,726 $ (3,728,672)
Prudential Equity Portfolio........................................... $  119,695 $ (3,254,252)
Prudential Global Portfolio........................................... $   70,645 $   (991,800)
Prudential High Yield Bond Portfolio.................................. $  374,894 $ (4,324,576)
Prudential Jennison 20/20 Focus Portfolio............................. $  217,308 $   (844,210)
Prudential Jennison Portfolio......................................... $  290,650 $ (4,441,884)
Prudential Money Market Portfolio..................................... $4,126,526 $ (8,161,613)
Prudential Small Capitalization Stock Portfolio....................... $  327,789 $   (824,869)
Prudential SP Growth Asset Allocation Portfolio....................... $  210,935 $(33,725,603)
Prudential SP International Growth Portfolio.......................... $   85,730 $   (829,188)
Prudential SP International Value Portfolio........................... $  158,391 $   (744,042)
Prudential SP Small Cap Value Portfolio............................... $  257,370 $ (4,422,250)
Prudential Stock Index Portfolio...................................... $  719,049 $ (5,164,192)
Prudential Value Portfolio............................................ $  236,006 $ (4,785,335)
Prudential SP Prudential U.S. Emerging Growth Portfolio............... $  635,153 $ (2,589,034)
T. Rowe Price Equity Income Portfolio................................. $   48,421 $   (929,330)
T. Rowe Price International Stock Portfolio........................... $   69,460 $   (420,615)
Wells Fargo Advantage VT Core Equity Portfolio Share Class 1.......... $        0 $   (281,936)
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $   15,413 $    (21,881)
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $    5,727 $    (29,278)
Wells Fargo Advantage VT Opportunity Fund - Class 1................... $  267,891 $    (13,469)
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1..... $        0 $         (5)
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $        0 $     (5,707)

NOTE 6: RELATED PARTY TRANSACTIONS

        PFI and its affiliates perform various services on behalf of the portfolios of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

        The Prudential Series Fund has entered into a management agreement with Prudential Investments LLC ("PI") and the Advanced Series Trust has entered into an agreement with PI and AST Investment Services, Inc, both indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services with respect to each portfolio. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

        The Series Funds have distribution agreements with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Funds. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the portfolios of the Series Funds. However, service fees are paid to PIMS as distributor of the Class II shares of the

                                      A57
        portfolios of the Series Funds. The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio's average daily net assets.

        Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of each portfolio of the Series Funds.

        The Account has extensive transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7: FINANCIAL HIGHLIGHTS

        Pruco Life of New Jersey sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by Pruco Life of New Jersey and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding throughout the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                           PRUDENTIAL MONEY MARKET PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  15,082 $1.01024 to  $10.22387 $18,883   0.02%    1.00%  to   1.80%   -1.77% to   -0.96%
December 31, 2010  18,414 $1.02843 to  $10.32322 $22,913   0.03%    1.00%  to   1.80%   -1.73% to   -0.96%
December 31, 2009  15,430 $1.04657 to  $10.42341 $18,850   0.43%    1.00%  to   1.80%   -1.40% to   -0.60%
December 31, 2008  23,300 $1.06138 to  $ 1.37270 $28,397   2.59%    1.35%  to   1.80%    0.82% to    1.30%
December 31, 2007  18,166 $1.05271 to  $ 1.35615 $22,032   4.96%    1.35%  to   1.80%    3.20% to    3.63%

                                         PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  11,805 $1.86014 to  $ 2.24741 $26,479   4.28%    1.35%  to   1.65%    5.78% to    6.08%
December 31, 2010  13,115 $1.75857 to  $ 2.11964 $27,736   4.18%    1.35%  to   1.65%    8.78% to    9.10%
December 31, 2009  15,202 $1.61669 to  $ 1.94392 $29,488   4.69%    1.35%  to   1.65%   18.56% to   18.91%
December 31, 2008  17,358 $1.36361 to  $ 1.63556 $28,332   5.12%    1.35%  to   1.65%   -5.02% to   -4.74%
December 31, 2007  21,214 $1.43562 to  $ 1.71791 $36,374   5.01%    1.35%  to   1.65%    4.00% to    4.31%

                                              PRUDENTIAL EQUITY PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  11,025 $1.15047 to  $ 1.96226 $20,353   0.68%    1.35%  to   1.80%   -5.17% to   -4.75%
December 31, 2010  12,475 $1.21137 to  $ 2.06117 $24,170   0.80%    1.35%  to   1.80%    9.93% to   10.41%
December 31, 2009  14,144 $1.10036 to  $ 1.86775 $24,855   1.61%    1.35%  to   1.80%   35.71% to   36.32%
December 31, 2008  15,829 $0.80955 to  $ 1.37073 $20,459   1.45%    1.35%  to   1.80%  -39.25% to  -38.98%
December 31, 2007  18,581 $1.33060 to  $ 2.24766 $39,447   1.01%    1.35%  to   1.80%    7.38% to    7.86%

                                              PRUDENTIAL VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  14,821 $1.28292 to  $ 2.51241 $28,787   1.02%    1.35%  to   1.80%   -7.24% to   -6.83%
December 31, 2010  16,908 $1.38306 to  $ 2.69800 $34,989   0.96%    1.35%  to   1.80%   11.85% to   12.34%
December 31, 2009  11,984 $1.23652 to  $ 2.40272 $25,088   2.06%    1.35%  to   1.80%   39.42% to   40.04%
December 31, 2008  13,276 $0.88692 to  $ 1.71665 $19,943   1.88%    1.35%  to   1.80%  -43.32% to  -43.07%
December 31, 2007  15,801 $1.56465 to  $ 3.01663 $41,707   1.24%    1.35%  to   1.80%    1.35% to    1.81%

                                      A58

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                         PRUDENTIAL HIGH YIELD BOND PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011   6,482 $1.74036 to  $12.08103 $21,605   7.44%    1.35%  to   2.10%    2.94% to    3.69%
December 31, 2010   7,412 $1.68340 to  $11.65524 $24,396   8.33%    1.35%  to   2.10%   11.70% to   12.53%
December 31, 2009   8,610 $1.50037 to  $10.36252 $25,112   6.10%    1.35%  to   1.80%    3.16% to   45.21%
December 31, 2008   9,067 $1.03639 to  $ 1.28867 $11,670   8.56%    1.35%  to   1.65%  -23.54% to  -23.32%
December 31, 2007  11,056 $1.35549 to  $ 1.68122 $18,567   7.03%    1.35%  to   1.65%    0.96% to    1.26%

                                           PRUDENTIAL STOCK INDEX PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  14,344 $0.87367 to  $ 1.97156 $24,118   1.61%    1.35%  to   1.75%    0.20% to    0.60%
December 31, 2010  16,877 $0.87059 to  $ 1.96089 $27,983   1.76%    1.35%  to   1.75%   12.61% to   13.06%
December 31, 2009  19,203 $0.77191 to  $ 1.73514 $28,276   2.83%    1.35%  to   1.75%   23.91% to   24.41%
December 31, 2008  21,057 $0.62211 to  $ 1.39552 $25,023   2.27%    1.35%  to   1.75%  -38.03% to  -37.77%
December 31, 2007  24,905 $1.00244 to  $ 2.24407 $47,587   1.50%    1.35%  to   1.75%    3.28% to    3.69%

                                              PRUDENTIAL GLOBAL PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011   3,495 $0.80450 to  $ 1.73216 $ 5,368   1.57%    1.35%  to   1.80%   -8.62% to   -8.21%
December 31, 2010   4,002 $0.87862 to  $ 1.88807 $ 6,685   1.58%    1.35%  to   1.80%   10.75% to   11.24%
December 31, 2009   4,460 $0.79182 to  $ 1.69810 $ 6,679   2.91%    1.35%  to   1.80%   29.07% to   29.63%
December 31, 2008   4,837 $0.61228 to  $ 1.31055 $ 5,626   1.83%    1.35%  to   1.80%  -43.93% to  -43.68%
December 31, 2007   5,611 $1.08987 to  $ 2.32839 $11,567   1.01%    1.35%  to   1.80%    8.51% to    9.00%

                                             PRUDENTIAL JENNISON PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011  13,279 $0.72609 to  $ 2.08665 $23,576   0.30%    1.35%  to   1.80%   -1.46% to   -1.03%
December 31, 2010  15,574 $0.73544 to  $ 2.10942 $27,512   0.44%    1.35%  to   1.80%    9.97% to   10.46%
December 31, 2009  16,183 $0.66747 to  $ 1.91072 $26,409   0.68%    1.35%  to   1.80%   40.50% to   41.12%
December 31, 2008  18,563 $0.47423 to  $ 1.35460 $21,442   0.53%    1.35%  to   1.80%  -38.39% to  -38.11%
December 31, 2007  22,125 $0.76811 to  $ 2.19002 $41,555   0.28%    1.35%  to   1.80%   10.01% to   10.50%

                                    PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011   1,672 $2.10724 to  $ 2.69556 $ 4,476   0.81%    1.35%  to   1.65%   -1.07% to   -0.78%
December 31, 2010   1,832 $2.13000 to  $ 2.71805 $ 4,950   0.83%    1.35%  to   1.65%   23.89% to   24.25%
December 31, 2009   2,118 $1.71932 to  $ 2.18866 $ 4,611   1.86%    1.35%  to   1.65%   23.15% to   23.51%
December 31, 2008   2,399 $1.39606 to  $ 1.77290 $ 4,234   1.17%    1.35%  to   1.65%  -32.16% to  -31.96%
December 31, 2007   3,135 $2.05789 to  $ 2.60699 $ 8,142   0.55%    1.35%  to   1.65%   -2.16% to   -1.86%

                                      T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011   1,305 $0.92976 to  $ 1.26936 $ 1,655   1.44%    1.35%  to   1.65%  -14.25% to  -14.00%
December 31, 2010   1,532 $1.08424 to  $ 1.47671 $ 2,254   0.90%    1.35%  to   1.65%   12.60% to   12.92%
December 31, 2009   1,706 $1.30828 to  $ 1.30828 $ 2,232   2.70%    1.40%  to   1.40%   50.29% to   50.37%
December 31, 2008   1,818 $0.65977 to  $ 0.87049 $ 1,582   1.84%    1.35%  to   1.40%  -49.42% to  -49.39%
December 31, 2007   2,261 $1.27297 to  $ 1.72087 $ 3,889   1.38%    1.35%  to   1.65%   11.19% to   11.52%

                                         T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2011   3,092 $1.34518 to  $ 2.08566 $ 6,387   1.73%    1.35%  to   1.65%   -2.32% to   -2.03%
December 31, 2010   3,462 $1.37716 to  $ 2.13003 $ 7,300   1.89%    1.35%  to   1.65%   13.16% to   13.49%
December 31, 2009   3,901 $1.21705 to  $ 1.87780 $ 7,273   2.00%    1.35%  to   1.65%   23.55% to   23.93%
December 31, 2008   4,460 $0.98503 to  $ 1.51606 $ 6,720   2.32%    1.35%  to   1.65%  -37.15% to  -36.96%
December 31, 2007   5,156 $1.56731 to  $ 2.40627 $12,300   1.67%    1.35%  to   1.65%    1.58% to    1.88%

                                             INVESCO V.I. CORE EQUITY FUND
                   ------------------------------------------------------------------------------------
December 31, 2011   5,089 $0.93773 to  $ 1.78573 $ 9,075   0.95%    1.35%  to   1.65%   -1.68% to   -1.40%
December 31, 2010   5,771 $0.95379 to  $ 1.81190 $10,423   0.96%    1.35%  to   1.65%    7.77% to    8.09%
December 31, 2009   6,508 $0.88500 to  $ 1.67706 $10,854   1.83%    1.35%  to   1.65%   26.20% to   26.61%
December 31, 2008   7,327 $0.70126 to  $ 1.32547 $ 9,665   2.00%    1.35%  to   1.65%  -31.28% to  -31.08%
December 31, 2007   9,004 $1.02044 to  $ 1.92405 $17,237   1.03%    1.35%  to   1.65%    6.35% to    6.66%

                                  JANUS ASPEN JANUS PORTFOLIO -- INSTITUTIONAL SHARES
                   ------------------------------------------------------------------------------------
December 31, 2011   3,289 $0.73068 to  $ 1.52032 $ 4,977   0.58%    1.35%  to   1.65%   -6.83% to   -6.57%
December 31, 2010   3,767 $0.78421 to  $ 1.62786 $ 6,073   1.09%    1.35%  to   1.65%   12.67% to   12.99%
December 31, 2009   4,393 $0.69604 to  $ 1.44140 $ 6,265   0.54%    1.35%  to   1.65%   34.14% to   34.54%
December 31, 2008   4,794 $0.51888 to  $ 1.07198 $ 5,101   0.72%    1.35%  to   1.65%  -40.70% to  -40.53%
December 31, 2007   6,190 $0.87503 to  $ 1.80324 $11,084   0.70%    1.35%  to   1.65%   13.21% to   13.55%

                                      A59

                              AT YEAR ENDED                            FOR YEAR ENDED
                   -----------------------------------  -----------------------------------------------
                                                 NET    INVESTMENT
                   UNITS       UNIT VALUE       ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)  LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                JANUS ASPEN OVERSEAS PORTFOLIO -- INSTITUTIONAL SHARES
                   -----------------------------------------------------------------------------------
December 31, 2011   2,904 $1.68615 to  $3.04341 $ 8,735   0.46%    1.35%  to   1.65%  -33.27% to  -33.07%
December 31, 2010   3,325 $2.52677 to  $4.54962 $14,939   0.68%    1.35%  to   1.65%   23.28% to   23.64%
December 31, 2009   3,937 $2.04970 to  $3.68158 $14,332   0.56%    1.35%  to   1.65%   76.64% to   77.17%
December 31, 2008   4,558 $1.16037 to  $2.07911 $ 9,376   1.19%    1.35%  to   1.65%  -52.89% to  -52.75%
December 31, 2007   5,607 $2.46327 to  $4.40276 $24,465   0.62%    1.35%  to   1.65%   26.22% to   26.60%

                                       MFS(R) RESEARCH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2011     990 $1.62522 to  $1.62522 $ 1,609   0.86%    1.40%  to   1.40%   -1.82% to   -1.82%
December 31, 2010   1,149 $1.65543 to  $1.65543 $ 1,902   0.93%    1.40%  to   1.40%   14.29% to   14.29%
December 31, 2009   1,248 $1.44843 to  $1.44843 $ 1,808   1.45%    1.40%  to   1.40%   28.75% to   28.75%
December 31, 2008   1,367 $1.12501 to  $1.12501 $ 1,538   0.56%    1.40%  to   1.40%  -36.97% to  -36.97%
December 31, 2007   1,759 $1.11117 to  $1.78496 $ 3,140   0.73%    1.40%  to   1.65%   11.36% to   11.63%

                                        MFS(R) GROWTH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2011   3,507 $0.88728 to  $1.65595 $ 5,790   0.19%    1.35%  to   1.65%   -1.95% to   -1.65%
December 31, 2010   3,975 $0.90488 to  $1.68460 $ 6,677   0.12%    1.35%  to   1.65%   13.46% to   13.80%
December 31, 2009   4,435 $0.79756 to  $1.48114 $ 6,551   0.32%    1.35%  to   1.65%   35.43% to   35.83%
December 31, 2008   4,986 $0.58889 to  $1.09086 $ 5,426   0.24%    1.35%  to   1.65%  -38.43% to  -38.25%
December 31, 2007   6,071 $0.95653 to  $1.76744 $10,697   0.00%    1.35%  to   1.65%   19.20% to   19.55%

                                            AMERICAN CENTURY VP VALUE FUND
                   -----------------------------------------------------------------------------------
December 31, 2011   1,221 $1.63512 to  $1.98177 $ 2,408   2.02%    1.35%  to   1.65%   -0.62% to   -0.33%
December 31, 2010   1,337 $1.64535 to  $1.98934 $ 2,649   2.20%    1.35%  to   1.65%   11.58% to   11.91%
December 31, 2009   1,481 $1.47454 to  $1.77852 $ 2,621   5.79%    1.35%  to   1.65%   17.92% to   18.27%
December 31, 2008   1,667 $1.25041 to  $1.50461 $ 2,499   2.52%    1.35%  to   1.65%  -27.97% to  -27.75%
December 31, 2007   1,981 $1.73593 to  $2.08379 $ 4,115   1.71%    1.35%  to   1.65%   -6.68% to   -6.41%

                            FTVIP FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND -- CLASS 2
                   -----------------------------------------------------------------------------------
December 31, 2011   1,511 $1.02535 to  $1.77574 $ 2,657   0.00%    1.35%  to   1.65%   -6.37% to   -6.09%
December 31, 2010   1,608 $1.09508 to  $1.89197 $ 3,000   0.00%    1.35%  to   1.65%   25.55% to   25.93%
December 31, 2009   1,702 $0.87224 to  $1.50320 $ 2,523   0.00%    1.35%  to   1.65%   41.25% to   41.68%
December 31, 2008   1,856 $0.61753 to  $1.06167 $ 1,943   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%
December 31, 2007   2,176 $1.09168 to  $1.87203 $ 4,026   0.00%    1.35%  to   1.65%    9.41% to    9.75%

                                      PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2011   2,433 $1.56151 to  $1.65810 $ 4,027   0.08%    1.35%  to   1.65%   -5.72% to   -5.44%
December 31, 2010   2,744 $1.65622 to  $1.75443 $ 4,807   0.00%    1.35%  to   1.65%    6.08% to    6.40%
December 31, 2009   2,995 $1.56131 to  $1.64969 $ 4,934   0.49%    1.35%  to   1.65%   55.28% to   55.73%
December 31, 2008   3,327 $1.00550 to  $1.05981 $ 3,523   0.55%    1.35%  to   1.65%  -40.14% to  -39.96%
December 31, 2007   3,704 $1.67967 to  $1.76615 $ 6,538   0.56%    1.35%  to   1.65%    8.79% to    9.12%

                                                DAVIS VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2011   2,104 $1.00779 to  $1.04304 $ 2,181   0.81%    1.35%  to   1.65%   -5.73% to   -5.45%
December 31, 2010   2,278 $1.06904 to  $1.10314 $ 2,499   1.31%    1.35%  to   1.65%   10.93% to   11.25%
December 31, 2009   2,563 $0.96368 to  $0.99157 $ 2,528   0.88%    1.35%  to   1.65%   29.03% to   29.41%
December 31, 2008   3,060 $0.74684 to  $0.76620 $ 2,334   0.91%    1.35%  to   1.65%  -41.30% to  -41.12%
December 31, 2007   3,939 $1.27220 to  $1.30132 $ 5,105   1.06%    1.35%  to   1.65%    2.92% to    3.24%

                               ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO CLASS B
                   -----------------------------------------------------------------------------------
December 31, 2011     785 $0.57787 to  $0.59481 $   467   0.09%    1.40%  to   1.65%   -4.83% to   -4.61%
December 31, 2010     795 $0.60717 to  $0.62731 $   495   0.27%    1.35%  to   1.65%    8.05% to    8.37%
December 31, 2009     852 $0.56193 to  $0.57885 $   490   0.00%    1.35%  to   1.65%   34.87% to   35.31%
December 31, 2008     980 $0.41663 to  $0.42781 $   417   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%
December 31, 2007   1,134 $0.70378 to  $0.72051 $   813   0.00%    1.35%  to   1.65%   11.76% to   12.10%

                                       PRUDENTIAL SP SMALL CAP VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2011   5,636 $1.37284 to  $1.79660 $ 9,694   0.66%    1.35%  to   1.80%   -4.49% to   -4.06%
December 31, 2010   7,783 $1.43734 to  $1.87355 $14,070   0.65%    1.35%  to   1.80%   24.03% to   24.59%
December 31, 2009   8,611 $1.15887 to  $1.50448 $12,502   1.50%    1.35%  to   1.80%   28.50% to   29.05%
December 31, 2008   9,556 $0.90185 to  $1.16633 $10,785   1.11%    1.35%  to   1.80%  -31.74% to  -31.43%
December 31, 2007  11,378 $1.32111 to  $1.70189 $18,750   0.66%    1.35%  to   1.80%   -5.34% to   -4.92%

                                      A60

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                      JANUS ASPEN JANUS PORTFOLIO -- SERVICE SHARES
                   --------------------------------------------------------------------------------------
December 31, 2011     428 $ 0.61555 to  $ 1.36100 $    423   0.40%    1.40%  to   1.75%   -7.16% to   -6.84%
December 31, 2010     679 $ 0.66210 to  $ 1.46090 $    668   0.37%    1.40%  to   1.75%   12.30% to   12.68%
December 31, 2009     566 $ 0.58877 to  $ 1.29652 $    533   0.38%    1.40%  to   1.75%   33.67% to   34.14%
December 31, 2008     662 $ 0.43971 to  $ 0.96655 $    479   0.58%    1.40%  to   1.75%  -40.91% to  -40.70%
December 31, 2007     774 $ 0.74290 to  $ 1.62992 $    926   0.55%    1.40%  to   1.75%   12.81% to   13.20%

                                 PRUDENTIAL SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   4,764 $ 1.13467 to  $ 2.49218 $  9,168   0.59%    1.35%  to   1.80%    0.42% to    0.86%
December 31, 2010   5,712 $ 1.12786 to  $ 2.47225 $ 10,859   0.40%    1.35%  to   1.80%   18.30% to   18.82%
December 31, 2009   3,805 $ 0.95142 to  $ 2.08159 $  6,160   0.74%    1.35%  to   1.80%   39.39% to   40.00%
December 31, 2008   4,497 $ 0.68135 to  $ 1.48767 $  5,091   0.30%    1.35%  to   1.80%  -37.36% to  -37.08%
December 31, 2007   5,536 $ 1.08548 to  $ 2.36566 $  9,816   0.26%    1.35%  to   1.80%   14.74% to   15.25%

                        PRUDENTIAL SP GROWTH ASSET ALLOCATION PORTFOLIO (EXPIRED APRIL 29, 2011)
                   --------------------------------------------------------------------------------------
December 31, 2011       0 $       0 to  $       0 $      0   0.00%    1.40%  to   2.35%    5.78% to    6.11%
December 31, 2010  17,274 $ 1.05696 to  $11.05168 $ 31,471   1.97%    1.40%  to   2.35%   11.29% to   12.33%
December 31, 2009  19,041 $ 0.94281 to  $ 9.89707 $ 31,604   2.19%    1.40%  to   2.35%   23.32% to   24.48%
December 31, 2008  20,266 $ 0.75897 to  $ 7.99800 $ 26,816   1.71%    1.40%  to   2.35%  -37.82% to  -37.24%
December 31, 2007  23,637 $ 1.21163 to  $12.81910 $ 48,721   1.45%    1.40%  to   2.35%    6.71% to    7.71%

                                      PRUDENTIAL SP INTERNATIONAL GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   2,217 $ 0.64172 to  $ 1.56912 $  2,650   1.29%    1.35%  to   1.80%  -16.42% to  -16.04%
December 31, 2010   2,753 $ 0.76618 to  $ 1.86993 $  3,873   1.53%    1.40%  to   1.80%   11.98% to   12.44%
December 31, 2009   2,842 $ 0.68282 to  $ 1.66303 $  3,568   2.18%    1.40%  to   1.80%   34.72% to   35.26%
December 31, 2008   3,161 $ 0.50582 to  $ 1.22951 $  2,916   1.64%    1.35%  to   1.80%  -51.18% to  -50.96%
December 31, 2007   3,565 $ 1.03403 to  $ 2.50846 $  6,708   0.69%    1.35%  to   1.80%   17.42% to   17.94%

                                       PRUDENTIAL SP INTERNATIONAL VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,944 $ 0.93318 to  $ 1.58079 $  2,638   2.42%    1.40%  to   1.75%  -14.59% to  -14.29%
December 31, 2010   2,288 $ 1.09095 to  $ 1.84445 $  3,609   2.19%    1.40%  to   1.80%    8.85% to    9.28%
December 31, 2009   2,567 $ 1.00020 to  $ 1.68786 $  3,658   3.13%    1.40%  to   1.80%   30.01% to   30.52%
December 31, 2008   2,902 $ 0.76784 to  $ 1.29318 $  3,162   2.81%    1.40%  to   1.80%  -45.05% to  -44.83%
December 31, 2007   3,194 $ 1.39477 to  $ 2.34427 $  6,327   1.67%    1.40%  to   1.80%   15.99% to   16.44%

                                       AST GOLDMAN SACHS LARGE-CAP VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     907 $ 7.84754 to  $12.53734 $  8,531   1.07%    0.85%  to   2.45%  -15.50% to   -6.59%
December 31, 2010     722 $ 8.41375 to  $13.52811 $  7,184   1.22%    1.15%  to   2.45%    7.31% to   11.60%
December 31, 2009     254 $ 7.55020 to  $12.21751 $  2,033   2.52%    1.15%  to   2.05%   16.79% to   20.67%
December 31, 2008      70 $ 6.59044 to  $ 7.21408 $    477   1.69%    1.15%  to   2.05%  -41.88% to  -41.36%
December 31, 2007      49 $11.34013 to  $12.29954 $    583   1.24%    1.15%  to   2.05%    3.00% to    3.93%

                                     AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,061 $ 9.12113 to  $14.15216 $ 11,176   1.04%    1.15%  to   2.85%    0.62% to    2.40%
December 31, 2010     767 $ 8.96487 to  $13.93020 $  7,763   1.09%    1.15%  to   2.70%    7.22% to   12.55%
December 31, 2009     301 $ 8.01628 to  $12.47459 $  2,505   1.82%    1.15%  to   2.50%   14.90% to   23.81%
December 31, 2008      82 $ 6.92900 to  $ 7.53614 $    605   2.14%    1.15%  to   1.80%  -35.90% to  -35.49%
December 31, 2007      79 $10.80965 to  $11.72224 $    908   2.60%    1.15%  to   1.80%   -1.88% to   -1.25%

                                  AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  10,204 $ 9.73713 to  $12.88722 $105,294   1.58%    0.55%  to   2.85%   -6.13% to   -3.91%
December 31, 2010   7,045 $ 9.72815 to  $13.59785 $ 76,431   0.54%    0.55%  to   2.85%    7.06% to   10.54%
December 31, 2009   1,392 $ 9.24887 to  $12.39836 $ 13,894   1.08%    1.15%  to   2.55%   22.51% to   26.21%
December 31, 2008     262 $ 7.35331 to  $ 8.26716 $  2,074   2.23%    1.15%  to   2.40%  -31.83% to  -27.07%
December 31, 2007     103 $11.31065 to  $12.00848 $  1,204   5.35%    1.15%  to   2.40%    6.35% to    7.67%

                                           AST COHEN & STEERS REALTY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     780 $ 9.38275 to  $19.17281 $  9,555   0.73%    0.85%  to   2.85%   -6.17% to    5.38%
December 31, 2010     542 $ 8.36127 to  $18.33755 $  6,254   1.23%    1.00%  to   2.85%   17.47% to   27.42%
December 31, 2009     149 $ 7.87308 to  $14.52687 $  1,281   2.78%    1.15%  to   2.10%   29.15% to   51.09%
December 31, 2008      70 $ 6.07516 to  $ 8.21151 $    495   4.81%    1.15%  to   1.80%  -36.20% to  -35.79%
December 31, 2007      85 $ 9.52250 to  $12.82033 $    951   4.16%    1.15%  to   1.80%  -21.36% to  -20.85%

                                      A61

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                   AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  8,024  $10.15261 to  $12.08786 $85,179    0.89%   0.55%  to   2.85%   -2.62% to   -0.32%
December 31, 2010  6,294  $10.26045 to  $12.29454 $68,277    0.36%   0.55%  to   2.85%    4.70% to    7.11%
December 31, 2009  2,802  $ 9.68501 to  $11.67943 $29,570    0.83%   1.15%  to   2.50%   15.87% to   20.87%
December 31, 2008  1,404  $ 8.04051 to  $ 9.52935 $12,483    0.29%   1.15%  to   2.40%  -20.61% to  -18.55%
December 31, 2007    227  $10.54506 to  $11.72906 $ 2,569    2.46%   1.15%  to   2.40%   -0.46% to    0.78%

                                             AST BLACKROCK VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    596  $ 8.45207 to  $13.74775 $ 6,050    0.76%   0.55%  to   2.85%  -10.70% to   -1.04%
December 31, 2010    369  $ 8.25078 to  $14.08474 $ 3,786    0.98%   1.00%  to   2.85%    6.06% to   11.33%
December 31, 2009    113  $ 7.82812 to  $12.77034 $   939    0.79%   1.15%  to   2.10%   15.83% to   26.46%
December 31, 2008     86  $ 6.73868 to  $ 7.95205 $   608    2.50%   1.15%  to   1.80%  -38.41% to  -38.01%
December 31, 2007     65  $10.94144 to  $12.86054 $   749    1.24%   1.15%  to   1.80%   -0.62% to    0.02%

                        AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO (EXPIRED APRIL 29, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011      0  $       0 to  $       0 $     0    0.00%   1.15%  to   2.50%   11.87% to   12.36%
December 31, 2010    469  $ 8.83896 to  $14.24972 $ 4,830    0.00%   1.15%  to   2.50%   14.27% to   18.90%
December 31, 2009    174  $ 7.48169 to  $12.07932 $ 1,361    0.00%   1.15%  to   2.50%   19.57% to   21.59%
December 31, 2008     29  $ 6.21411 to  $ 7.28449 $   189    0.00%   1.15%  to   2.15%  -43.75% to  -43.19%
December 31, 2007     17  $11.00942 to  $12.85490 $   197    0.00%   1.15%  to   1.80%   16.60% to   17.36%

                                                AST HIGH YIELD PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  1,020  $10.70991 to  $14.11698 $11,410    6.50%   1.15%  to   2.85%    0.24% to    2.00%
December 31, 2010    812  $10.68442 to  $13.94919 $ 9,044    3.48%   1.00%  to   2.85%    7.02% to   12.38%
December 31, 2009    295  $ 9.93381 to  $12.52966 $ 3,095    4.14%   1.15%  to   2.50%   25.08% to   34.28%
December 31, 2008    158  $ 7.42367 to  $ 7.97763 $ 1,243    9.02%   1.15%  to   1.80%  -26.86% to  -25.76%
December 31, 2007    147  $10.62868 to  $10.86456 $ 1,579   10.58%   1.15%  to   1.80%    0.66% to    1.31%

                                       AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    859  $ 8.63723 to  $14.40189 $ 8,662    0.47%   1.00%  to   2.85%  -15.59% to  -13.97%
December 31, 2010    423  $10.11934 to  $16.89809 $ 4,990    0.03%   1.00%  to   2.85%   21.04% to   31.23%
December 31, 2009    140  $ 7.77201 to  $12.99734 $ 1,164    0.15%   1.15%  to   2.10%   29.87% to   31.41%
December 31, 2008     69  $ 5.96393 to  $ 7.39352 $   465    0.00%   1.15%  to   1.90%  -45.14% to  -44.73%
December 31, 2007     67  $10.85969 to  $13.40975 $   825    0.00%   1.15%  to   1.80%    9.24% to    9.94%

                                              AST MID-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    550  $10.02005 to  $15.20886 $ 5,953    0.69%   1.15%  to   2.85%   -6.20% to   -4.55%
December 31, 2010    481  $10.56476 to  $16.05923 $ 5,460    0.39%   1.15%  to   2.85%   14.32% to   22.20%
December 31, 2009    135  $ 8.70075 to  $13.24524 $ 1,225    1.57%   1.15%  to   2.15%   32.64% to   37.31%
December 31, 2008     63  $ 6.37746 to  $ 7.22665 $   423    1.11%   1.15%  to   2.15%  -39.43% to  -38.83%
December 31, 2007     51  $10.49274 to  $11.84309 $   566    0.40%   1.15%  to   1.80%    0.93% to    1.58%

                                             AST SMALL-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    522  $ 9.54341 to  $14.76666 $ 5,461    0.63%   0.55%  to   2.85%   -8.65% to   -6.49%
December 31, 2010    464  $10.30053 to  $16.01106 $ 5,239    0.35%   1.00%  to   2.85%   14.25% to   24.75%
December 31, 2009    180  $ 8.34836 to  $10.20589 $ 1,610    1.65%   1.15%  to   2.15%   24.33% to   25.56%
December 31, 2008    137  $ 6.69183 to  $ 8.14863 $   977    1.14%   1.15%  to   1.90%  -31.03% to  -30.52%
December 31, 2007     73  $ 9.69280 to  $11.75648 $   758    1.15%   1.15%  to   1.80%   -7.29% to   -6.69%

                                    AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    872  $10.01355 to  $13.09897 $ 8,999    0.16%   1.15%  to   2.70%   -6.55% to   -5.05%
December 31, 2010    825  $10.70162 to  $13.90429 $ 9,069    0.07%   1.15%  to   2.70%    6.96% to    9.03%
December 31, 2009    376  $ 9.87807 to  $12.85313 $ 3,872    0.00%   1.15%  to   2.55%   27.43% to   47.70%
December 31, 2008    116  $ 6.73082 to  $ 7.74360 $   833    0.15%   1.15%  to   1.90%  -41.38% to  -40.95%
December 31, 2007    108  $11.47169 to  $13.14587 $ 1,339    0.00%   1.15%  to   1.80%   11.97% to   12.69%

                                       AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  1,008  $10.76129 to  $15.09953 $11,359    0.00%   0.55%  to   2.50%   -5.35% to   -3.51%
December 31, 2010    934  $11.36976 to  $15.86600 $11,177    0.00%   1.00%  to   2.50%   13.48% to   18.64%
December 31, 2009    352  $10.37465 to  $13.49906 $ 3,793    0.00%   1.15%  to   2.50%   34.19% to   55.61%
December 31, 2008     91  $ 6.72291 to  $ 7.63476 $   638    0.00%   1.15%  to   1.90%  -41.90% to  -41.47%
December 31, 2007     78  $11.55954 to  $13.07586 $   965    0.00%   1.15%  to   1.80%   17.23% to   17.98%

                                      A62

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                             AST LARGE-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    841  $ 7.39857 to  $13.29726 $ 7,377   1.30%    0.85%  to   2.45%  -10.31% to   -5.27%
December 31, 2010    748  $ 7.86044 to  $14.14819 $ 6,727   0.97%    1.15%  to   2.45%    5.87% to   11.87%
December 31, 2009    629  $ 7.07131 to  $12.74667 $ 4,841   2.80%    1.15%  to   1.95%   17.21% to   26.67%
December 31, 2008    594  $ 6.02732 to  $ 6.82177 $ 3,908   2.14%    1.15%  to   1.90%  -42.58% to  -39.90%
December 31, 2007    153  $10.48704 to  $11.82253 $ 1,670   1.37%    1.15%  to   1.80%   -4.71% to   -4.10%

                                      AST LORD ABBETT CORE FIXED INCOME PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  1,576  $10.42419 to  $14.54337 $18,985   1.50%    0.85%  to   2.85%    4.25% to    8.92%
December 31, 2010    612  $10.74306 to  $13.45763 $ 7,233   6.06%    1.15%  to   2.85%    7.56% to   12.13%
December 31, 2009    348  $10.30711 to  $12.09710 $ 3,865   7.45%    1.15%  to   2.00%   20.56% to   33.07%
December 31, 2008    187  $ 7.75694 to  $ 8.54833 $ 1,586   7.72%    1.15%  to   1.80%  -24.61% to  -22.56%
December 31, 2007    164  $10.91333 to  $11.29424 $ 1,839   7.30%    1.15%  to   1.80%    4.20% to    4.87%

                                          AST MARSICO CAPITAL GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  1,718  $ 9.08180 to  $14.53184 $18,293   0.32%    0.85%  to   2.85%   -8.96% to   -1.89%
December 31, 2010  1,534  $ 9.48403 to  $14.95140 $16,557   0.54%    1.15%  to   2.85%   12.33% to   18.39%
December 31, 2009    614  $ 8.02264 to  $12.72864 $ 5,313   0.77%    1.15%  to   2.15%   27.03% to   28.28%
December 31, 2008    338  $ 6.26305 to  $ 7.27809 $ 2,337   0.51%    1.15%  to   1.80%  -44.66% to  -39.89%
December 31, 2007    168  $11.52992 to  $13.09923 $ 2,074   0.20%    1.15%  to   1.80%   12.92% to   13.65%

                                                AST MFS GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    456  $ 9.23171 to  $13.12223 $ 4,780   0.38%    0.55%  to   2.45%   -7.50% to   -1.14%
December 31, 2010    382  $ 9.93078 to  $13.45761 $ 4,081   0.10%    1.15%  to   2.45%    8.30% to   11.50%
December 31, 2009    138  $ 8.96358 to  $12.16473 $ 1,297   0.15%    1.15%  to   2.10%   21.30% to   23.13%
December 31, 2008     57  $ 7.34079 to  $ 8.28286 $   449   0.30%    1.15%  to   1.80%  -37.43% to  -37.03%
December 31, 2007     18  $11.73220 to  $13.19875 $   228   0.03%    1.15%  to   1.80%   13.06% to   13.79%

                                     AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    862  $ 9.20532 to  $15.58152 $10,193   0.00%    0.55%  to   2.70%   -7.23% to    1.13%
December 31, 2010    694  $10.47140 to  $15.62143 $ 8,235   0.00%    1.00%  to   2.70%   19.02% to   27.40%
December 31, 2009    181  $ 8.24353 to  $12.37664 $ 1,685   0.00%    1.15%  to   2.15%   24.05% to   28.31%
December 31, 2008    109  $ 6.83068 to  $ 8.62745 $   836   0.00%    1.15%  to   2.15%  -44.38% to  -43.83%
December 31, 2007     84  $12.23897 to  $15.39741 $ 1,180   0.00%    1.15%  to   1.80%   20.03% to   20.81%

                                   AST NEUBERGER BERMAN / LSV MID-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    817  $ 9.36543 to  $15.90297 $ 8,617   0.95%    1.15%  to   2.85%   -5.26% to   -3.59%
December 31, 2010    659  $ 9.77667 to  $16.62562 $ 7,138   0.89%    1.15%  to   2.70%   11.77% to   22.03%
December 31, 2009    252  $ 8.06289 to  $13.73161 $ 2,160   1.69%    1.15%  to   2.00%   35.54% to   39.05%
December 31, 2008    143  $ 5.83598 to  $ 6.90162 $   900   1.73%    1.15%  to   1.80%  -43.28% to  -42.92%
December 31, 2007    129  $10.28916 to  $12.12014 $ 1,454   0.81%    1.15%  to   1.80%    1.34% to    1.99%

                                       AST PIMCO LIMITED MATURITY BOND PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011  1,419  $ 9.94129 to  $12.18917 $15,100   0.94%    1.00%  to   2.85%   -0.66% to    1.24%
December 31, 2010  1,124  $10.00728 to  $12.07057 $12,054   1.91%    1.15%  to   2.85%    0.00% to    2.72%
December 31, 2009    419  $10.49444 to  $11.78015 $ 4,866   4.82%    1.15%  to   2.10%    5.04% to    9.19%
December 31, 2008    270  $ 9.71676 to  $10.83660 $ 2,892   5.62%    1.15%  to   1.80%   -2.91% to   -0.03%
December 31, 2007    148  $10.66071 to  $10.86715 $ 1,594   5.28%    1.15%  to   1.80%    4.90% to    5.58%

                                       AST T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    750  $ 7.81876 to  $13.84402 $ 7,094   1.17%    0.85%  to   2.85%  -10.17% to   -2.76%
December 31, 2010    718  $ 8.09199 to  $14.34884 $ 6,844   1.08%    1.15%  to   2.85%    4.77% to   11.96%
December 31, 2009    291  $ 7.27422 to  $12.91774 $ 2,229   3.24%    1.15%  to   2.15%   21.19% to   27.90%
December 31, 2008     78  $ 5.98171 to  $ 6.73924 $   501   3.24%    1.15%  to   1.80%  -42.91% to  -42.55%
December 31, 2007     81  $10.47838 to  $11.75873 $   911   2.55%    1.15%  to   1.80%   -5.28% to   -4.67%

                                           AST QMA US EQUITY ALPHA PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2011    294  $ 8.85664 to  $14.68191 $ 3,025   0.76%    1.00%  to   2.85%    0.51% to    2.43%
December 31, 2010    231  $ 8.64622 to  $14.46757 $ 2,243   0.58%    1.00%  to   2.85%    8.14% to   13.91%
December 31, 2009    125  $ 7.59041 to  $12.82018 $   982   1.80%    1.00%  to   1.95%   19.67% to   27.22%
December 31, 2008    100  $ 6.29304 to  $ 7.04101 $   652   2.27%    1.00%  to   1.80%  -39.80% to  -39.32%
December 31, 2007     85  $10.75145 to  $11.65038 $   931   1.94%    1.15%  to   1.80%    0.27% to    0.92%

                                      A63

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                      AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   2,024 $ 7.67745 to  $13.57744 $ 20,366   0.61%    0.85%  to   2.85%  -22.38% to  -15.76%
December 31, 2010   1,711 $11.39318 to  $16.26883 $ 20,899   0.39%    1.00%  to   2.85%   15.56% to   19.26%
December 31, 2009     704 $ 9.76890 to  $13.76951 $  7,797   1.19%    1.15%  to   2.55%   33.15% to   47.95%
December 31, 2008     333 $ 6.65868 to  $ 9.18555 $  2,681   0.61%    1.15%  to   1.90%  -50.92% to  -50.55%
December 31, 2007     330 $13.55366 to  $18.62348 $  5,662   0.66%    1.15%  to   1.80%   38.01% to   38.90%

                                      AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  24,391 $ 9.50439 to  $13.30691 $264,165   1.11%    0.55%  to   2.85%   -4.90% to    1.42%
December 31, 2010  16,476 $10.44562 to  $13.30202 $178,780   0.79%    0.95%  to   2.85%    6.24% to   10.43%
December 31, 2009   4,962 $ 9.48714 to  $12.15888 $ 50,136   1.94%    1.15%  to   2.55%   20.65% to   22.97%
December 31, 2008   1,437 $ 7.74163 to  $ 8.78196 $ 11,921   1.95%    1.15%  to   2.40%  -27.68% to  -23.34%
December 31, 2007     621 $11.09246 to  $12.03647 $  7,244   2.40%    1.15%  to   2.40%    3.82% to    5.11%

                                             AST MFS GLOBAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     738 $ 9.90992 to  $13.97222 $  7,786   0.50%    0.55%  to   2.55%   -5.54% to   -3.66%
December 31, 2010     600 $10.33903 to  $14.70491 $  6,737   0.40%    0.55%  to   2.55%    8.66% to   10.94%
December 31, 2009     157 $ 9.36927 to  $13.37974 $  1,625   1.58%    1.15%  to   2.55%   29.06% to   32.83%
December 31, 2008      46 $ 7.73203 to  $ 9.03881 $    374   1.20%    1.15%  to   1.90%  -35.22% to  -34.74%
December 31, 2007      51 $11.92451 to  $13.88494 $    653   2.68%    1.15%  to   1.80%    7.46% to    8.15%

                                       AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,314 $ 8.17393 to  $12.74350 $ 12,054   1.38%    0.55%  to   2.70%  -11.60% to   -9.65%
December 31, 2010   1,247 $ 9.19808 to  $14.30022 $ 12,690   0.94%    0.55%  to   2.70%    4.51% to    7.63%
December 31, 2009     446 $ 8.73715 to  $13.60349 $  4,142   3.19%    1.15%  to   2.55%   33.02% to   34.60%
December 31, 2008     119 $ 6.54565 to  $ 8.06508 $    847   2.58%    1.15%  to   1.90%  -42.48% to  -42.05%
December 31, 2007     101 $11.36747 to  $13.95132 $  1,284   1.73%    1.15%  to   1.80%    7.50% to    8.19%

                                         AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,035 $ 9.89515 to  $12.88781 $ 11,416   2.75%    0.85%  to   2.85%   -1.04% to    2.94%
December 31, 2010     830 $10.23639 to  $12.51967 $  9,083   2.31%    1.00%  to   2.85%    2.58% to    4.70%
December 31, 2009     245 $10.44910 to  $11.97584 $  2,848   7.36%    1.15%  to   2.15%    9.75% to   11.06%
December 31, 2008     160 $ 9.44110 to  $10.80461 $  1,667   4.52%    1.15%  to   1.80%   -5.95% to   -3.54%
December 31, 2007      92 $10.62669 to  $11.20170 $    996   2.92%    1.15%  to   1.80%    7.70% to    8.39%

                                    AST WELLINGTON MANAGEMENT HEDGED EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,819 $ 8.69622 to  $13.60557 $ 16,415   0.27%    0.55%  to   2.55%  -12.00% to   -4.55%
December 31, 2010   1,007 $ 9.12442 to  $14.22692 $  9,779   0.47%    1.15%  to   2.55%   11.79% to   13.33%
December 31, 2009   1,080 $ 8.06289 to  $12.72682 $  9,291   1.01%    1.15%  to   2.55%   -0.05% to   26.97%
December 31, 2008     296 $ 6.48888 to  $ 7.01024 $  1,988   0.72%    1.15%  to   2.15%  -43.54% to  -42.98%
December 31, 2007     321 $11.45397 to  $12.32551 $  3,816   0.16%    1.15%  to   1.80%    7.61% to    8.31%

                                      AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  21,421 $ 9.07555 to  $13.11625 $216,804   0.51%    0.55%  to   2.85%   -9.16% to   -2.96%
December 31, 2010  20,678 $ 9.65397 to  $13.70422 $217,009   1.00%    0.95%  to   2.85%    7.78% to   12.25%
December 31, 2009  12,118 $ 8.62574 to  $12.32315 $112,363   1.89%    1.15%  to   2.55%   22.27% to   23.91%
December 31, 2008   7,656 $ 6.97189 to  $ 7.79077 $ 57,872   0.96%    1.15%  to   2.65%  -36.62% to  -31.11%
December 31, 2007   7,141 $11.26366 to  $12.14221 $ 84,864   0.23%    1.15%  to   2.75%    6.78% to    8.48%

                                   AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  24,615 $ 9.17759 to  $12.82397 $249,346   0.61%    0.55%  to   2.85%   -5.43% to   -3.20%
December 31, 2010  22,016 $ 9.28559 to  $13.43083 $232,089   0.84%    0.55%  to   2.85%    7.50% to   10.91%
December 31, 2009  14,229 $ 8.58144 to  $12.22943 $134,688   2.36%    0.95%  to   2.50%   21.32% to   23.19%
December 31, 2008  10,411 $ 7.20298 to  $ 7.99594 $ 80,836   1.14%    1.00%  to   2.40%  -33.43% to  -28.71%
December 31, 2007   9,980 $10.91282 to  $11.89376 $116,304   0.37%    1.00%  to   2.40%    6.64% to    7.96%

                                         AST BALANCED ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  33,653 $ 9.27105 to  $12.86748 $352,782   0.64%    0.55%  to   2.85%   -7.28% to   -1.76%
December 31, 2010  30,549 $ 9.68344 to  $13.27946 $330,206   0.76%    0.95%  to   2.85%    6.86% to   11.26%
December 31, 2009  17,628 $ 8.92139 to  $12.05401 $173,025   1.32%    0.95%  to   2.55%   -0.30% to   22.14%
December 31, 2008   6,523 $ 7.42670 to  $ 8.27064 $ 52,641   1.01%    1.15%  to   2.40%  -30.37% to  -26.37%
December 31, 2007   5,009 $11.24456 to  $11.76251 $ 58,099   0.40%    1.15%  to   2.40%    6.51% to    7.83%

                                      A64

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                       AST PRESERVATION ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  24,615 $ 9.60825 to  $12.48452 $266,301   0.90%    0.85%  to   2.85%   -3.91% to    0.04%
December 31, 2010  18,568 $10.51978 to  $12.60207 $204,499   1.18%    0.95%  to   2.85%    5.32% to    9.48%
December 31, 2009   8,321 $ 9.68149 to  $11.61945 $ 87,353   1.01%    1.00%  to   2.50%   -0.26% to   18.91%
December 31, 2008   2,403 $ 8.57497 to  $ 9.09941 $ 21,353   0.78%    1.00%  to   2.40%  -21.37% to  -20.28%
December 31, 2007     882 $11.11502 to  $11.45988 $  9,942   0.32%    1.15%  to   2.40%    6.16% to    7.48%

                                        AST FIRST TRUST BALANCED TARGET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  13,265 $ 9.10499 to  $13.34133 $138,313   1.76%    0.85%  to   2.85%   -6.65% to   -2.44%
December 31, 2010   9,357 $ 9.46532 to  $13.80890 $ 99,358   1.32%    0.95%  to   2.85%    9.61% to   13.06%
December 31, 2009   3,171 $ 8.51674 to  $12.30994 $ 28,154   3.78%    1.15%  to   2.65%   20.65% to   22.94%
December 31, 2008   1,611 $ 7.05881 to  $ 7.34272 $ 11,611   2.06%    1.15%  to   2.65%  -36.18% to  -35.23%
December 31, 2007     993 $11.06059 to  $11.35095 $ 11,119   0.55%    1.15%  to   2.65%    5.74% to    7.32%

                                  AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  11,105 $ 8.34511 to  $13.06962 $113,082   1.19%    0.55%  to   2.85%  -11.82% to   -6.73%
December 31, 2010   9,121 $ 8.66171 to  $14.20708 $ 97,680   0.81%    0.55%  to   2.85%   14.67% to   17.84%
December 31, 2009   3,465 $ 7.87730 to  $12.16947 $ 29,024   2.13%    1.00%  to   2.65%   21.40% to   24.79%
December 31, 2008   1,205 $ 6.41884 to  $ 6.74838 $  7,954   1.20%    1.15%  to   2.65%  -42.24% to  -41.38%
December 31, 2007     979 $11.11363 to  $11.52104 $ 11,130   0.29%    1.15%  to   2.65%    8.53% to   10.14%

                                            AST ADVANCED STRATEGIES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  17,019 $ 9.30664 to  $13.61010 $182,811   1.04%    0.55%  to   2.85%   -6.93% to   -0.44%
December 31, 2010  11,837 $10.05863 to  $13.85960 $129,172   0.87%    0.55%  to   2.85%    8.44% to   12.58%
December 31, 2009   3,810 $ 9.34808 to  $12.42655 $ 37,034   2.84%    1.00%  to   2.65%   22.94% to   24.95%
December 31, 2008   2,220 $ 7.60358 to  $ 7.98587 $ 17,350   1.77%    1.15%  to   2.65%  -31.62% to  -30.60%
December 31, 2007   1,280 $11.11930 to  $11.53588 $ 14,537   0.53%    1.15%  to   2.65%    6.67% to    8.26%

                                      AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   1,503 $10.28972 to  $14.43104 $ 16,199   0.00%    0.55%  to   2.85%   -4.49% to   -2.24%
December 31, 2010   1,233 $10.65531 to  $14.96577 $ 13,734   0.00%    0.55%  to   2.85%   10.89% to   14.49%
December 31, 2009     478 $ 9.36618 to  $13.17447 $  4,644   0.00%    1.15%  to   2.00%   31.92% to   51.63%
December 31, 2008     282 $ 6.21674 to  $ 6.60360 $  1,770   0.14%    1.15%  to   1.90%  -41.68% to  -38.77%
December 31, 2007      40 $11.11888 to  $11.23891 $    445   0.14%    1.15%  to   1.80%    6.31% to    7.00%

                                               AST MONEY MARKET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   2,221 $ 9.36043 to  $10.43487 $ 21,882   0.02%    1.00%  to   2.85%   -2.82% to   -0.96%
December 31, 2010   1,274 $ 9.59652 to  $10.55197 $ 12,842   0.02%    1.15%  to   2.85%   -2.46% to   -1.02%
December 31, 2009     540 $ 9.83880 to  $10.67105 $  5,650   0.21%    1.15%  to   2.55%   -1.87% to   -0.90%
December 31, 2008     328 $10.09598 to  $10.76754 $  3,490   2.30%    1.15%  to   2.30%    0.20% to    1.34%
December 31, 2007     122 $10.40843 to  $10.62479 $  1,284   4.67%    1.15%  to   2.40%    2.43% to    3.70%

                                             AST SMALL-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     647 $11.19338 to  $12.39878 $  7,766   0.00%    1.15%  to   2.70%   -3.65% to   -2.10%
December 31, 2010     507 $11.54673 to  $12.68615 $  6,183   0.20%    1.15%  to   2.70%   25.91% to   34.87%
December 31, 2009     313 $ 8.64603 to  $ 8.96499 $  2,783   0.05%    1.15%  to   2.15%   31.09% to   32.39%
December 31, 2008     259 $ 6.63894 to  $ 6.77186 $  1,750   0.00%    1.15%  to   1.90%  -36.21% to  -33.33%
December 31, 2007      11 $10.42523 to  $10.53785 $    114   0.00%    1.15%  to   1.80%    5.25% to    5.93%

                                          AST PIMCO TOTAL RETURN BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011  14,092 $ 9.99564 to  $13.38718 $154,438   1.86%    0.55%  to   2.85%   -0.04% to    2.61%
December 31, 2010  12,278 $10.27781 to  $13.12390 $134,467   1.50%    0.55%  to   2.85%    2.72% to    6.65%
December 31, 2009   5,519 $ 9.92693 to  $12.32370 $ 59,184   0.89%    1.15%  to   2.55%   -0.63% to   15.43%
December 31, 2008     377 $ 9.41587 to  $10.69755 $  3,968   3.46%    1.15%  to   1.90%   -5.98% to   -3.37%
December 31, 2007     189 $10.95233 to  $11.07079 $  2,078   3.06%    1.15%  to   1.80%    6.38% to    7.07%

                                            AST INTERNATIONAL VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     494 $ 7.59729 to  $12.25942 $  4,480   1.51%    1.15%  to   2.85%  -15.04% to  -13.54%
December 31, 2010     408 $ 8.80034 to  $14.29181 $  4,276   0.67%    1.15%  to   2.85%    7.95% to    9.82%
December 31, 2009     164 $ 8.02537 to  $13.11671 $  1,466   1.96%    1.15%  to   2.55%   27.75% to   29.64%
December 31, 2008      72 $ 6.84949 to  $ 7.03242 $    499   2.55%    1.15%  to   2.15%  -45.18% to  -44.64%
December 31, 2007      91 $12.56729 to  $12.70293 $  1,152   1.64%    1.15%  to   1.80%   15.71% to   16.46%

                                      A65

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                           AST INTERNATIONAL GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011     784 $ 7.21877 to  $12.74401 $  7,164   0.71%    0.85%  to   2.85%  -18.51% to  -13.91%
December 31, 2010     593 $ 8.39779 to  $14.92060 $  6,331   0.26%    1.15%  to   2.85%   11.65% to   13.98%
December 31, 2009     160 $ 7.42983 to  $13.28533 $  1,308   1.40%    1.15%  to   2.10%   30.98% to   33.75%
December 31, 2008      76 $ 5.56317 to  $ 6.16356 $    463   1.43%    1.15%  to   1.80%  -51.11% to  -44.91%
December 31, 2007      60 $12.39320 to  $12.52703 $    749   0.52%    1.15%  to   1.80%   16.94% to   17.69%

                                              NVIT DEVELOPING MARKETS FUND
                   --------------------------------------------------------------------------------------
December 31, 2011      51 $12.87876 to  $13.22905 $    670   0.25%    1.40%  to   1.80%  -23.78% to  -23.48%
December 31, 2010     151 $16.89594 to  $17.28741 $  2,586   0.00%    1.40%  to   1.80%   14.09% to   14.54%
December 31, 2009     161 $14.80944 to  $15.09299 $  2,415   1.13%    1.40%  to   1.80%   59.36% to   59.99%
December 31, 2008     168 $ 9.31057 to  $ 9.43370 $  1,579   0.74%    1.40%  to   1.75%  -58.59% to  -58.44%
December 31, 2007     230 $22.48208 to  $22.70075 $  5,203   0.30%    1.40%  to   1.75%   41.03% to   41.52%

                            AST INVESTMENT GRADE BOND PORTFOLIO (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011  56,740 $10.87605 to  $14.45223 $688,204   0.20%    0.55%  to   2.25%    8.68% to   11.82%
December 31, 2010     469 $10.57538 to  $13.00047 $  6,003   7.78%    0.95%  to   2.25%    5.69% to    9.55%
December 31, 2009   1,117 $11.72128 to  $11.86699 $ 13,151   1.36%    1.15%  to   1.80%    9.34% to   10.04%
December 31, 2008   4,157 $10.72041 to  $10.78453 $ 44,675   0.00%    1.15%  to   1.80%    7.22% to    7.86%

                                       AST WESTERN ASSET CORE PLUS BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2011   2,628 $10.63550 to  $11.84188 $ 28,880   2.89%    0.55%  to   2.85%    3.01% to    5.44%
December 31, 2010   2,192 $10.32483 to  $11.38650 $ 23,213   1.26%    1.00%  to   2.85%    3.27% to    6.73%
December 31, 2009     555 $10.05881 to  $10.76877 $  5,704   2.74%    1.15%  to   2.15%    7.80% to   10.36%
December 31, 2008      43 $ 9.12808 to  $ 9.32157 $    399   0.13%    1.30%  to   1.80%   -8.80% to   -6.61%
December 31, 2007       3 $ 9.98048 to  $ 9.98048 $     31   0.00%    1.60%  to   1.60%   -0.18% to   -0.18%

                                  AST BOND PORTFOLIO 2018 (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   1,787 $11.64275 to  $13.48663 $ 21,049   0.16%    1.90%  to   2.85%   10.35% to   11.47%
December 31, 2010      18 $12.01294 to  $12.09943 $    211   0.93%    1.90%  to   2.15%    8.85% to    9.11%
December 31, 2009      30 $11.03670 to  $11.08899 $    332   0.33%    1.50%  to   2.15%   -8.03% to   -7.44%
December 31, 2008       6 $12.00012 to  $12.07153 $     75   0.00%    1.50%  to   2.15%   20.02% to   20.73%

                                AST BOND PORTFOLIO 2019**** (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011       0 $13.49739 to  $13.62798 $      0   0.91%    1.90%  to   2.15%   13.54% to   13.81%
December 31, 2010       3 $11.88816 to  $12.18296 $     33   0.74%    1.30%  to   2.15%    9.02% to    9.93%
December 31, 2009      14 $10.90486 to  $11.08225 $    156   0.27%    1.30%  to   2.15%   -9.64% to   -8.88%
December 31, 2008       3 $12.06868 to  $12.16291 $     41   0.00%    1.30%  to   2.15%   20.71% to   21.64%

                               AST GLOBAL REAL ESTATE PORTFOLIO (AVAILABLE JULY 21, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011     334 $ 8.72255 to  $15.32029 $  3,472   2.28%    1.15%  to   2.85%   -7.74% to   -6.12%
December 31, 2010     289 $ 9.41466 to  $16.44739 $  3,166   1.17%    1.15%  to   2.85%   14.96% to   18.83%
December 31, 2009      79 $ 8.02826 to  $13.95016 $    651   0.69%    1.15%  to   2.50%   31.80% to   41.49%
December 31, 2008       1 $ 6.10058 to  $ 6.11016 $      5   0.00%    1.80%  to   2.15%  -40.04% to  -39.95%

                       AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO (AVAILABLE JULY 21, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   1,592 $ 7.61998 to  $13.89229 $ 14,499   0.94%    0.55%  to   2.85%  -23.87% to  -20.71%
December 31, 2010   1,468 $10.76214 to  $17.76396 $ 17,086   0.28%    1.15%  to   2.85%   16.62% to   20.88%
December 31, 2009     303 $ 9.02175 to  $14.81166 $  2,792   0.25%    1.15%  to   2.50%   47.32% to   64.95%
December 31, 2008       2 $ 5.57715 to  $ 5.57838 $     11   0.00%    1.50%  to   1.55%  -44.79% to  -44.78%

                     FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011  11,946 $ 8.68157 to  $13.39083 $119,693   0.02%    0.85%  to   2.85%  -10.47% to   -2.60%
December 31, 2010  10,403 $ 9.04060 to  $13.88351 $106,344   3.82%    0.95%  to   2.85%    5.95% to    8.99%
December 31, 2009   2,729 $ 8.39751 to  $12.83927 $ 23,605   4.92%    1.15%  to   2.40%   27.02% to   28.84%
December 31, 2008     486 $ 6.61132 to  $ 6.66608 $  3,230   3.31%    1.15%  to   2.40%  -34.40% to  -33.86%

                          AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011     959 $ 9.17568 to  $15.78149 $ 11,040   0.50%    0.55%  to   2.70%   -7.35% to    0.75%
December 31, 2010     791 $11.42102 to  $15.88201 $  9,197   0.35%    0.55%  to   2.70%   14.62% to   25.51%
December 31, 2009     188 $ 9.46659 to  $12.77276 $  1,808   0.58%    1.15%  to   2.15%   24.18% to   28.33%
December 31, 2008       4 $ 7.62336 to  $ 7.64561 $     30   0.00%    1.50%  to   2.15%  -24.02% to  -23.80%

                                      A66

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                           AST CLS GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   7,911 $ 8.75838 to  $13.26883 $ 81,484   0.29%    0.55%  to   2.85%   -8.49% to   -2.93%
December 31, 2010   5,917 $ 9.19665 to  $13.85815 $ 62,348   0.24%    0.55%  to   2.85%    9.18% to   13.04%
December 31, 2009   1,375 $ 8.24406 to  $12.35611 $ 11,560   0.44%    1.15%  to   2.50%   22.92% to   25.66%
December 31, 2008     240 $ 6.66587 to  $ 6.72112 $  1,608   0.03%    1.15%  to   2.40%  -34.00% to  -33.45%

                          AST CLS MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011  11,121 $ 9.20021 to  $12.63456 $114,175   0.40%    0.55%  to   2.85%   -6.86% to   -2.36%
December 31, 2010   7,792 $ 9.60436 to  $13.11882 $ 81,960   0.42%    0.95%  to   2.85%    7.21% to   10.65%
December 31, 2009   1,753 $ 8.79604 to  $11.95029 $ 15,710   0.29%    1.15%  to   2.50%   19.03% to   21.99%
December 31, 2008     135 $ 7.31182 to  $ 7.37228 $    991   0.03%    1.15%  to   2.40%  -27.47% to  -26.87%

                         AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   4,964 $ 9.31537 to  $13.35045 $ 52,174   0.34%    0.55%  to   2.85%   -6.67% to   -1.12%
December 31, 2010   3,330 $ 9.76990 to  $13.68833 $ 35,436   0.23%    0.95%  to   2.85%    8.19% to   12.52%
December 31, 2009     810 $ 8.78979 to  $12.26108 $  7,410   0.23%    1.15%  to   2.40%   22.11% to   25.23%
December 31, 2008      61 $ 7.11750 to  $ 7.16470 $    435   0.01%    1.15%  to   2.15%  -29.61% to  -29.15%

                        AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   8,325 $ 9.41906 to  $12.68275 $ 86,341   0.47%    0.55%  to   2.85%   -5.72% to   -1.05%
December 31, 2010   6,330 $ 9.95339 to  $12.99556 $ 66,678   0.38%    0.95%  to   2.85%    6.37% to   10.33%
December 31, 2009   2,050 $ 9.13296 to  $11.87199 $ 19,145   0.20%    1.15%  to   2.40%   18.43% to   22.22%
December 31, 2008     238 $ 7.57974 to  $ 7.64237 $  1,815   0.01%    1.15%  to   2.40%  -24.87% to  -24.25%

                          AST FI PYRAMIS(R) ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011   5,117 $ 9.32332 to  $12.74316 $ 53,097   0.22%    0.55%  to   2.85%   -5.25% to   -3.01%
December 31, 2010   3,298 $ 9.78877 to  $13.32052 $ 35,509   0.24%    0.55%  to   2.85%    8.04% to   12.26%
December 31, 2009     504 $ 8.84522 to  $11.98361 $  4,585   0.33%    0.95%  to   2.40%   18.39% to   20.09%
December 31, 2008      44 $ 7.47127 to  $ 7.53310 $    330   0.01%    1.15%  to   2.40%  -26.05% to  -25.44%

                                  PROFUND VP CONSUMER SERVICES (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011      28 $11.29470 to  $11.29470 $    318   0.00%    1.50%  to   1.50%    3.94% to    3.94%
December 31, 2010      30 $10.86622 to  $10.86622 $    322   0.00%    1.50%  to   1.50%   19.60% to   19.60%
December 31, 2009      26 $ 9.08577 to  $ 9.08577 $    238   0.00%    1.50%  to   1.50%   28.87% to   28.87%

                              PROFUND VP CONSUMER GOODS PORTFOLIO (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011      28 $11.20680 to  $11.20680 $    309   1.28%    1.50%  to   1.50%    5.37% to    5.37%
December 31, 2010      29 $10.63581 to  $10.63581 $    314   0.54%    1.50%  to   1.50%   15.63% to   15.63%
December 31, 2009      26 $ 9.19832 to  $ 9.19832 $    242   1.51%    1.50%  to   1.50%   19.77% to   19.77%

                                     PROFUND VP FINANCIALS (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011      83 $ 5.42982 to  $ 5.54883 $    461   0.00%    1.50%  to   2.10%  -15.60% to  -15.10%
December 31, 2010      77 $ 6.53605 to  $ 6.53605 $    503   0.29%    1.50%  to   1.50%    9.29% to    9.29%
December 31, 2009      62 $ 5.98047 to  $ 5.98047 $    372   2.43%    1.50%  to   1.50%   13.31% to   13.31%

                                     PROFUND VP HEALTH CARE (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011      34 $10.57454 to  $10.80547 $    367   0.31%    1.50%  to   2.10%    7.85% to    8.49%
December 31, 2010      37 $ 9.96007 to  $ 9.96007 $    373   0.28%    1.50%  to   1.50%    1.32% to    1.32%
December 31, 2009      32 $ 9.82996 to  $ 9.82996 $    313   0.89%    1.50%  to   1.50%   17.79% to   17.79%

                                     PROFUND VP INDUSTRIALS (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2011      33 $ 8.80429 to  $ 8.80429 $    289   0.28%    1.50%  to   1.50%   -3.23% to   -3.23%
December 31, 2010      40 $ 9.09853 to  $11.41249 $    364   0.23%    1.50%  to   1.55%   14.03% to   21.92%
December 31, 2009      41 $ 7.46270 to  $ 7.46270 $    304   1.28%    1.50%  to   1.50%   22.27% to   22.27%
December 31, 2008       1 $ 6.10367 to  $ 6.10367 $      6   0.16%    1.50%  to   1.50%  -39.96% to  -39.96%

                                   PROFUND VP MID-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011       9 $10.01888 to  $10.23808 $     87   0.00%    1.50%  to   2.10%   -4.89% to   -4.33%
December 31, 2010       8 $10.53374 to  $10.70104 $     89   0.00%    1.50%  to   2.10%   25.78% to   26.52%
December 31, 2009       7 $ 8.37491 to  $ 8.45797 $     62   0.00%    1.50%  to   2.10%   35.47% to   36.27%

                                    PROFUND VP MID-CAP VALUE (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2011       9 $ 9.37296 to  $ 9.44100 $     81   0.15%    1.30%  to   1.50%   -5.34% to   -5.16%
December 31, 2010       7 $ 9.90192 to  $ 9.90192 $     71   0.29%    1.50%  to   1.50%   18.67% to   18.67%
December 31, 2009      10 $ 8.34400 to  $ 8.34400 $     85   1.42%    1.50%  to   1.50%   28.94% to   28.94%

                                      A67

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                    PROFUND VP REAL ESTATE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011     12  $ 8.69881 to  $ 8.82559 $   110    0.00%   1.50%  to   1.90%    2.80% to    3.20%
December 31, 2010     16  $ 8.46186 to  $11.54906 $   133    3.89%   1.50%  to   1.90%   15.86% to   22.85%
December 31, 2009     18  $ 6.91515 to  $ 6.96107 $   122    3.45%   1.50%  to   1.90%   25.51% to   26.01%

                                  PROFUND VP SMALL-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011      2  $10.47427 to  $10.55029 $    26    0.00%   1.30%  to   1.50%   -0.21% to   -0.02%
December 31, 2010      3  $10.49669 to  $10.49669 $    28    0.00%   1.50%  to   1.50%   23.87% to   23.87%
December 31, 2009      4  $ 8.47414 to  $ 8.47414 $    35    0.00%   1.50%  to   1.50%   24.31% to   24.31%

                                  PROFUND VP SMALL-CAP VALUE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011      2  $ 9.68994 to  $ 9.68994 $    19    0.00%   1.50%  to   1.50%   -5.52% to   -5.52%
December 31, 2010      2  $10.25585 to  $10.25585 $    25    0.10%   1.50%  to   1.50%   20.30% to   20.30%
December 31, 2009      2  $ 8.52534 to  $ 8.52534 $    20    0.41%   1.50%  to   1.50%   18.62% to   18.62%

                                 PROFUND VP TELECOMMUNICATIONS (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011     29  $ 8.80105 to  $ 8.80105 $   255    2.96%   1.50%  to   1.50%    0.36% to    0.36%
December 31, 2010     28  $ 8.76916 to  $12.16509 $   245    2.84%   1.50%  to   1.55%   13.98% to   21.09%
December 31, 2009     29  $ 7.69379 to  $ 7.69379 $   221   11.48%   1.50%  to   1.50%    5.73% to    5.73%

                                     PROFUND VP UTILITIES (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011     27  $ 9.38722 to  $ 9.52393 $   259    2.51%   1.50%  to   1.90%   15.32% to   15.78%
December 31, 2010     30  $ 8.14003 to  $10.77660 $   244    2.49%   1.50%  to   1.90%    3.97% to    7.40%
December 31, 2009     23  $ 7.82890 to  $ 7.88054 $   181    6.24%   1.50%  to   1.90%    8.67% to    9.10%

                                  PROFUND VP LARGE-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011      4  $ 9.52935 to  $ 9.73772 $    37    0.00%   1.50%  to   2.10%    1.01% to    1.61%
December 31, 2010      5  $ 9.43387 to  $ 9.58358 $    46    0.07%   1.50%  to   2.10%   10.86% to   11.51%
December 31, 2009      8  $ 8.51005 to  $ 8.59420 $    65    0.00%   1.50%  to   2.10%   27.07% to   27.82%

                                  PROFUND VP LARGE-CAP VALUE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011     18  $ 7.99461 to  $ 7.99461 $   141    0.76%   1.50%  to   1.50%   -2.74% to   -2.74%
December 31, 2010     17  $ 8.21947 to  $ 8.21947 $   139    0.96%   1.50%  to   1.50%   11.23% to   11.23%
December 31, 2009     15  $ 7.38987 to  $ 7.38987 $   111    1.33%   1.50%  to   1.50%   17.70% to   17.70%

                                AST BOND PORTFOLIO 2020 (AVAILABLE ON JANUARY 02, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011     66  $11.06416 to  $12.41953 $   746    1.13%   1.30%  to   2.55%   15.73% to   17.15%
December 31, 2010    331  $ 9.54633 to  $10.66744 $ 3,199    0.00%   1.30%  to   2.55%    6.10% to   10.41%
December 31, 2009      0  $ 0.00000 to  $ 0.00000 $     0    0.00%   1.30%  to   2.15%   -6.43% to   -5.91%

                        AST JENNISON LARGE-CAP VALUE PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011    339  $ 8.50545 to  $10.78439 $ 3,336    0.33%   0.55%  to   2.45%  -14.75% to   -6.39%
December 31, 2010    251  $10.51922 to  $11.58869 $ 2,684    0.02%   1.15%  to   2.45%    5.50% to   12.43%
December 31, 2009     11  $10.29877 to  $10.30741 $   109    0.00%   1.15%  to   1.80%    1.51% to    1.59%

                        AST JENNISON LARGE-CAP GROWTH PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2011    435  $10.49190 to  $11.27814 $ 4,657    0.00%   0.55%  to   2.70%   -2.05% to    0.11%
December 31, 2010    193  $10.71155 to  $11.33263 $ 2,096    0.00%   1.15%  to   2.70%    7.43% to   10.05%
December 31, 2009      4  $10.29227 to  $10.29766 $    42    0.00%   1.15%  to   1.55%    2.06% to    2.11%

                   CREDIT SUISSE TRUST INTERNATIONAL EQUITY FLEX III PORTFOLIO (EXPIRED OCTOBER 21, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011      0  $       0 to  $       0 $     0    2.99%   1.35%  to   1.40%  -16.52% to  -16.48%
December 31, 2010     85  $11.17366 to  $11.17971 $   945    0.10%   1.35%  to   1.40%   10.68% to   10.74%
December 31, 2009     96  $10.09539 to  $10.09567 $   973    0.00%   1.35%  to   1.40%    0.28% to    0.28%

                                 AST BOND PORTFOLIO 2017 (AVAILABLE ON JANUARY 4, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2011  1,836  $11.37404 to  $11.57526 $21,132    0.04%   1.90%  to   2.85%    8.24% to    9.30%
December 31, 2010     19  $10.52124 to  $10.59081 $   205    0.00%   1.90%  to   2.70%    5.24% to    5.92%

                                 AST BOND PORTFOLIO 2021 (AVAILABLE ON JANUARY 4, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2011  2,642  $12.48861 to  $13.14210 $33,532    0.06%   1.30%  to   2.85%   16.88% to   18.76%
December 31, 2010    396  $10.93130 to  $11.06626 $ 4,359    0.00%   1.30%  to   2.55%    9.31% to   10.66%

                                      A68

                               AT YEAR ENDED                                FOR YEAR ENDED
                   -------------------------------------     -----------------------------------------------
                                                      NET    INVESTMENT
                   UNITS           UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)      LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------    ----------------------  ------- ---------- -----------------  ------------------
                   WELLS FARGO ADVANTAGE VT CORE EQUITY PORTFOLIO SHARE CLASS 1 (EXPIRED AUGUST 26, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011      0     $       0 to  $       0 $     0   1.10%    1.50%  to   1.75%  -11.77% to  -11.63%
December 31, 2010     22     $14.22981 to  $14.47992 $   313   0.00%    1.50%  to   1.75%   22.51% to   22.65%

                         WELLS FARGO ADVANTAGE VT INTERNATIONAL EQUITY PORTFOLIO SHARE CLASS 1
                                              (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2011     17     $12.31349 to  $12.56056 $   206   0.63%    1.50%  to   1.75%  -14.29% to  -14.08%
December 31, 2010     17     $14.36608 to  $14.61842 $   242   0.00%    1.50%  to   1.75%   20.88% to   21.01%

                   WELLS FARGO ADVANTAGE VT OMEGA GROWTH PORTFOLIO SHARE CLASS 1 (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2011    179     $ 1.82068 to  $ 1.86164 $   326   0.00%    1.50%  to   1.75%   -6.99% to   -6.75%
December 31, 2010    188     $ 1.95742 to  $ 1.99650 $   368   0.00%    1.50%  to   1.75%   26.08% to   26.21%

                         WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH PORTFOLIO SHARE CLASS 1****
                                              (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2011      0     $11.51170 to  $11.51170 $     0   0.00%    1.75%  to   1.75%   -5.98% to   -5.98%
December 31, 2010      0     $12.24453 to  $12.24453 $     0   0.00%    0.00%  to   0.00%   27.64% to   27.64%

                   WELLS FARGO ADVANTAGE VT SMALL CAP VALUE PORTFOLIO SHARE CLASS 1 (AVAILABLE ON JULY 16, 201
                   -------------------------------------------------------------------------------------
December 31, 2011      6     $10.77879 to  $10.81752 $    61   0.89%    1.50%  to   1.75%   -8.65% to   -8.43%
December 31, 2010      6     $11.79975 to  $11.81311 $    71   0.00%    1.50%  to   1.75%   21.84% to   21.98%

                                 AST BOND PORTFOLIO 2022 (AVAILABLE ON JANUARY 3, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011  1,302     $11.89255 to  $12.08351 $15,604   0.00%    1.30%  to   2.85%   18.93% to   20.84%

                        AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO (AVAILABLE ON APRIL 29, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011  4,835     $ 9.12583 to  $ 9.21697 $44,314   0.00%    0.85%  to   2.35%   -8.74% to   -7.82%

                    WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND-CLASS 1 (AVAILABLE ON AUGUST 26, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011     25     $10.70255 to  $10.71170 $   268   0.00%    1.50%  to   1.75%    4.69% to    4.78%

                           AST PRUDENTIAL CORE BOND PORTFOLIO (AVAILABLE ON OCTOBER 31, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011     36     $10.06003 to  $10.07683 $   360   0.00%    1.30%  to   2.25%    0.42% to    0.58%

                        AST NEUBERGER BERMAN CORE BOND PORTFOLIO (AVAILABLE ON OCTOBER 31, 2011)
                   -------------------------------------------------------------------------------------
December 31, 2011     44     $10.06278 to  $10.07694 $   444   0.00%    1.30%  to   2.10%    0.35% to    0.48%

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio is annualized and excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their

                                      A69
           investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2011 or from the effective date of the subaccount through the end of the reporting period.
       ****Represents a fund containing less than 1,000 units and/or $1,000 in net assets.

        A.  MORTALITY RISK AND EXPENSE RISK CHARGES

        The mortality risk and expense risk charges are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B.  ADMINISTRATION CHARGE

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the reduction in unit values.

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ---------------------------------------------------------------------------
   0.55%     Premier Retirement Advisor - No Optional Benefits
   0.85%     Premier Retirement Variable Annuity - No Optional Benefits
   0.95%     Premier Bb Series - No Optional Benefits
             Premier Retirement Advisor - With HAV
   1.15%     Premier B Series - No Optional Benefits
             Premier Retirement Advisor - With HD GRO II OR GRO Plus II
   1.20%     Premier Bb Series with HAV
   1.30%     Premier Bb Series - with HD GRO
             Premier Retirement B - No Optional Benefits
   1.35%     Discovery Choice Basic - No Optional Benefits
             Premier Bb Series - with HAV
   1.40%     No Optional Benefits
             Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor
             Premier B Series with HAV
   1.50%     No Optional Benefits
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier B Series with HD GRO
   1.52%     Strategic Partners Select GMDB with Step Up and Roll Up
   1.55%     Premier X Series - No Optional Benefits
             Premier B Series with HAV
             Premier Bb Series with LT5 or HD5
             Premier Bb Series with HD GRO
             Premier Bb Series with HD GRO and HAV
             Premier Retirement Advisor - With HAV and HD GRO II OR HAV and GRO Plus II

                                      A70

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ------------------------------------------------------------------------------------------
   1.60%     No Optional Benefits
             Strategic Partners FlexElite
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
   1.65%     Discovery Choice Enhanced - No Optional Benefit
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with GMDB with Step Up and Roll Up
   1.70%     GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             GMDB with-Greater of Roll Up and Step Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
             GMDB with Step Up and Roll Up
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Premier Bb Series with SLT5 and GMIB and HAV
             Premier Retirement B - With HAV
             Premier Retirement L - No Optional Benefits
   1.75%     Premier B Series with LT5 or HD5 or HD GRO
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier B Series with HD GRO and HAV
             Premier L Series with HAV
             Premier Retirement C - No Optional Benefits
   1.80%     Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HAV
             Premier Bb Series with LT5 or HD5 and HAV
             Premier Bb Series with HD GRO and HAV
   1.85%     Premier L Series with HD GRO
             Premier Retirement X - No Optional Benefits
   1.90%     Premier B Series with SLT5
             Premier L Series with HAV
             Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HD GRO
             Premier Retirement B - With HD GRO II OR GRO Plus II
   1.95%     Premier Bb Series with GMIB and HDV or Combo
             Premier X Series with HAV
             Premier Bb Series with HD GRO and HAV
   2.00%     With LT5 or HD5
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor
             Premier B Series with LT5
             Premier B Series with HD5 and HAV
             Premier B Series with HD GRO and HAV

                                      A71

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ -------------------------------------------------------------------------------------------
   2.10%     With LT5 or HD5
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier L Series with HD GRO
             Premier L Series with HD GRO and HAV
             Premier Retirement L - With HAV
   2.15%     With SLT5
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier B Series with HD GRO and HAV
             Premier X Series with LT5 or HD5
             Premier X Series with HD GRO
             Premier X Series with HD GRO and HAV
             Premier Retirement C - With HAV
   2.20%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
   2.25%     With SLT5
             Premier L Series
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
             Premier Retirement X - With HAV
   2.30%     Premier X Series with SLT5
             Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Premier Retirement B - With HAV and HD GRO II OR HAV and GRO Plus II
             Premier Retirement L - With HD GRO II OR GRO Plus II
   2.35%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series with LT5
             Premier L Series with HD5 and HAV
             Premier L Series with HD GRO and HAV
             Premier Retirement C - With HD GRO II OR GRO Plus II
   2.40%     With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             With LT5 or HD5 and GMDB with Step Up and Roll Up
             Strategic Partners Plus Enhanced - Bonus Version
             Premier X Series with LT5
             Premier X Series with HD5 and HAV
             Premier X Series with HD GRO and HAV
   2.45%     Premier Retirement X - With HD GRO II OR GRO Plus II
   2.50%     Premier L Series with HD GRO and HAV
   2.55%     Premier X Series with HD GRO and HAV
   2.70%     Premier Retirement L - With HAV and HD GRO II OR HAV and GRO Plus II
   2.75%     Premier Retirement C - With HAV and HD GRO II OR HAV and GRO Plus II
   2.85%     Premier Retirement X - With HAV and HD GRO II OR HAV and GRO Plus II

                                      A72

        C.  WITHDRAWAL CHARGES

        A deferred sales charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%-9%. The charge is assessed through the redemption of units.

        D.  OTHER RELATED CHARGES

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Highest Daily Lifetime Seven with Beneficiary Income Option, the Optional Benefit Fee is a percentage of the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        For Highest Daily Lifetime Income, Highest Daily Lifetime Income with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Income, Highest Daily Lifetime Six Plus, Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Six Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Six Plus, and Spousal Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus, Highest Daily Lifetime Seven Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven Plus, and Spousal Highest Daily Lifetime Seven Plus with Beneficiary Income Option, the Optional Benefit Fee is assessed against the greater of the unadjusted account value or the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        An annual Maintenance Fee is charged if purchase payments or account is less than a stated amount (varies by product).

NOTE 8: OTHER

        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

        Withdrawals and other charges--are various contract level charges as described in contract charges and features section located above.

                                      A73

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Pruco Life of New Jersey Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

       In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts listed in Note 1 of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account at December 31, 2011, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments at December 31, 2011 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 12, 2012

                                      A74

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                             PRUDENTIAL     PRUDENTIAL                       PRUDENTIAL    PRUDENTIAL
                                            MONEY MARKET DIVERSIFIED BOND PRUDENTIAL EQUITY    VALUE       HIGH YIELD
                                             PORTFOLIO      PORTFOLIO         PORTFOLIO      PORTFOLIO   BOND PORTFOLIO
                                            ------------ ---------------- ----------------- -----------  --------------
ASSETS
  Investment in the portfolios, at fair
   value................................... $15,400,747    $25,549,699       $20,375,085    $28,401,782   $21,224,146
                                            -----------    -----------       -----------    -----------   -----------
  Net Assets............................... $15,400,747    $25,549,699       $20,375,085    $28,401,782   $21,224,146
                                            ===========    ===========       ===========    ===========   ===========

NET ASSETS, representing:
  Accumulation units....................... $15,400,747    $25,549,699       $20,375,085    $28,401,782   $21,224,146
                                            -----------    -----------       -----------    -----------   -----------
                                            $15,400,747    $25,549,699       $20,375,085    $28,401,782   $21,224,146
                                            ===========    ===========       ===========    ===========   ===========

  Units outstanding........................  12,368,609     10,432,889         9,308,349     12,843,377     5,736,847
                                            ===========    ===========       ===========    ===========   ===========

  Portfolio shares held....................   1,540,075      2,150,648           759,981      1,571,764     4,035,009
  Portfolio net asset value per share...... $     10.00    $     11.88       $     26.81    $     18.07   $      5.26
  Investment in portfolio shares, at cost.. $15,400,747    $23,884,603       $20,462,994    $30,181,131   $21,400,447

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                             PRUDENTIAL     PRUDENTIAL                       PRUDENTIAL    PRUDENTIAL
                                            MONEY MARKET DIVERSIFIED BOND PRUDENTIAL EQUITY    VALUE       HIGH YIELD
                                             PORTFOLIO      PORTFOLIO         PORTFOLIO      PORTFOLIO   BOND PORTFOLIO
                                            ------------ ---------------- ----------------- -----------  --------------
INVESTMENT INCOME
  Dividend income.......................... $     2,180    $ 1,141,701       $   124,434    $   284,698   $ 1,485,527
                                            -----------    -----------       -----------    -----------   -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     246,961        364,804           299,043        426,612       315,652
  Reimbursement for excess expenses........           0              0                 0              0             0
                                            -----------    -----------       -----------    -----------   -----------

NET EXPENSES...............................     246,961        364,804           299,043        426,612       315,652
                                            -----------    -----------       -----------    -----------   -----------

NET INVESTMENT INCOME (LOSS)...............    (244,782)       776,896          (174,609)      (141,914)    1,169,875
                                            -----------    -----------       -----------    -----------   -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....           0      1,139,718                 0              0             0
  Realized gain (loss) on shares
   redeemed................................           0        255,645           (25,831)      (455,486)      (80,810)
  Net change in unrealized gain (loss) on
   investments.............................           0        121,486         2,600,794      4,147,124     1,483,484
                                            -----------    -----------       -----------    -----------   -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................           0      1,516,850         2,574,963      3,691,638     1,402,674
                                            -----------    -----------       -----------    -----------   -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $  (244,782)   $ 2,293,746       $ 2,400,354    $ 3,549,724   $ 2,572,549
                                            ===========    ===========       ===========    ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A1

                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE                    JANUS ASPEN JANUS
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME INVESCO V.I. CORE     PORTFOLIO -
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO      EQUITY FUND    INSTITUTIONAL SHARES
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- --------------------

  $23,537,089    $5,575,078  $23,688,274    $4,435,232      $1,837,735     $6,444,866      $9,074,698          $5,085,360
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------
  $23,537,089    $5,575,078  $23,688,274    $4,435,232      $1,837,735     $6,444,866      $9,074,698          $5,085,360
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

  $23,537,089    $5,575,078  $23,688,274    $4,435,232      $1,837,735     $6,444,866      $9,074,698          $5,085,360
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------
  $23,537,089    $5,575,078  $23,688,274    $4,435,232      $1,837,735     $6,444,866      $9,074,698          $5,085,360
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

   12,163,692     3,127,004   11,490,600     1,447,624       1,239,510      2,698,038       4,530,883           2,872,755
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

      660,227       284,879      877,994       238,967         132,211        289,397         301,085             192,263
  $     35.65    $    19.57  $     26.98    $    18.56      $    13.90     $    22.27      $    30.14          $    26.45
  $21,526,528    $5,471,654  $20,097,455    $3,918,005      $1,779,458     $5,715,445      $7,370,095          $4,978,064


                                                   SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE                    JANUS ASPEN JANUS
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME INVESCO V.I. CORE     PORTFOLIO -
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO      EQUITY FUND    INSTITUTIONAL SHARES
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- --------------------
  $   415,771    $   89,939  $    39,056    $   27,486      $   22,345     $  139,979      $   88,593          $   28,653
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------


      354,630        80,315      356,134        62,666          24,376         91,428         128,904              73,058
            0             0            0             0               0              0               0                   0
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

      354,630        80,315      356,134        62,666          24,376         91,428         128,904              73,058
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

       61,141         9,625     (317,078)      (35,179)         (2,032)        48,551         (40,311)            (44,406)
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

       73,521             0            0       228,962               0              0               0              89,288

      348,859       (10,604)     592,328        64,391          (2,769)        78,505         204,223              (6,820)

    2,762,567       815,282    3,102,356       349,869         277,759        819,802         912,898             780,632
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

    3,184,947       804,678    3,694,683       643,222         274,990        898,307       1,117,121             863,100
  -----------    ----------  -----------    ----------      ----------     ----------      ----------          ----------

  $ 3,246,088    $  814,302  $ 3,377,606    $  608,042      $  272,959     $  946,859      $1,076,810          $  818,694
  ===========    ==========  ===========    ==========      ==========     ==========      ==========          ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A2

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                          SUBACCOUNTS
                                            ----------------------------------------------------------------------
                                             JANUS ASPEN                                           FTVIP FRANKLIN
                                              OVERSEAS       MFS(R)        MFS(R)                   SMALL-MID CAP
                                             PORTFOLIO -    RESEARCH       GROWTH      AMERICAN        GROWTH
                                            INSTITUTIONAL   SERIES -      SERIES -    CENTURY VP  SECURITIES FUND -
                                               SHARES     INITIAL CLASS INITIAL CLASS VALUE FUND       CLASS 2
                                            ------------- ------------- ------------- ----------  -----------------
ASSETS
  Investment in the portfolios, at fair
   value...................................  $8,556,231    $1,601,446    $5,897,749   $2,317,673     $2,702,927
                                             ----------    ----------    ----------   ----------     ----------
  Net Assets...............................  $8,556,231    $1,601,446    $5,897,749   $2,317,673     $2,702,927
                                             ==========    ==========    ==========   ==========     ==========

NET ASSETS, representing:
  Accumulation units.......................  $8,556,231    $1,601,446    $5,897,749   $2,317,673     $2,702,927
                                             ----------    ----------    ----------   ----------     ----------
                                             $8,556,231    $1,601,446    $5,897,749   $2,317,673     $2,702,927
                                             ==========    ==========    ==========   ==========     ==========

  Units outstanding........................   2,538,273       852,060     3,081,086    1,041,468      1,402,007
                                             ==========    ==========    ==========   ==========     ==========

  Portfolio shares held....................     225,401        73,293       204,570      355,471        128,466
  Portfolio net asset value per share......  $    37.96    $    21.85    $    28.83   $     6.52     $    21.04
  Investment in portfolio shares, at cost..  $7,389,136    $1,283,275    $4,806,175   $2,329,949     $2,663,090

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                          SUBACCOUNTS
                                            ----------------------------------------------------------------------
                                             JANUS ASPEN                                           FTVIP FRANKLIN
                                              OVERSEAS       MFS(R)        MFS(R)                   SMALL-MID CAP
                                             PORTFOLIO -    RESEARCH       GROWTH      AMERICAN        GROWTH
                                            INSTITUTIONAL   SERIES -      SERIES -    CENTURY VP  SECURITIES FUND -
                                               SHARES     INITIAL CLASS INITIAL CLASS VALUE FUND       CLASS 2
                                            ------------- ------------- ------------- ----------  -----------------
INVESTMENT INCOME
  Dividend income..........................  $   59,768    $   12,894    $        0   $   45,961     $        0
                                             ----------    ----------    ----------   ----------     ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     120,813        22,879        83,026       33,573         38,481
  Reimbursement for excess expenses........           0             0             0            0              0
                                             ----------    ----------    ----------   ----------     ----------

NET EXPENSES...............................     120,813        22,879        83,026       33,573         38,481
                                             ----------    ----------    ----------   ----------     ----------

NET INVESTMENT INCOME (LOSS)...............     (61,045)       (9,985)      (83,026)      12,388        (38,481)
                                             ----------    ----------    ----------   ----------     ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....     915,648             0             0            0        198,220
  Realized gain (loss) on shares
   redeemed................................     203,028        45,260       129,543      (25,601)         7,673
  Net change in unrealized gain (loss) on
   investments.............................     (74,237)      206,058       834,252      303,551         75,483
                                             ----------    ----------    ----------   ----------     ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   1,044,439       251,318       963,796      277,950        281,376
                                             ----------    ----------    ----------   ----------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $  983,394    $  241,332    $  880,770   $  290,339     $  242,895
                                             ==========    ==========    ==========   ==========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A3

                                                 SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                                                                              PRUDENTIAL SP
                            ALLIANCEBERNSTEIN PRUDENTIAL                       PRUDENTIAL   PRUDENTIAL SP
  PRUDENTIAL                  VPS LARGE CAP    SP SMALL    JANUS ASPEN JANUS  U.S. EMERGING INTERNATIONAL  PRUDENTIAL SP
JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO  CAP VALUE   PORTFOLIO - SERVICE    GROWTH        GROWTH      INTERNATIONAL
FOCUS PORTFOLIO  PORTFOLIO       CLASS B      PORTFOLIO         SHARES          PORTFOLIO     PORTFOLIO   VALUE PORTFOLIO
--------------- ----------- ----------------- ----------  ------------------- ------------- ------------- ---------------
  $4,016,134    $2,130,939      $457,152      $9,189,254       $389,239        $8,478,809    $2,642,339     $2,374,218
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------
  $4,016,134    $2,130,939      $457,152      $9,189,254       $389,239        $8,478,809    $2,642,339     $2,374,218
  ==========    ==========      ========      ==========       ========        ==========    ==========     ==========

  $4,016,134    $2,130,939      $457,152      $9,189,254       $389,239        $8,478,809    $2,642,339     $2,374,218
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------
  $4,016,134    $2,130,939      $457,152      $9,189,254       $389,239        $8,478,809    $2,642,339     $2,374,218
  ==========    ==========      ========      ==========       ========        ==========    ==========     ==========

   2,215,043     1,842,533       671,147       4,681,532        354,179         3,841,916     1,850,761      1,533,494
  ==========    ==========      ========      ==========       ========        ==========    ==========     ==========

     252,111       194,962        15,048         670,748         14,896         1,005,790       498,555        358,643
  $    15.93    $    10.93      $  30.38      $    13.70       $  26.13        $     8.43    $     5.30     $     6.62
  $3,427,540    $2,159,721      $429,619      $8,319,087       $304,117        $7,259,235    $3,096,296     $2,904,011


                                                 SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
                                                                              PRUDENTIAL SP
                            ALLIANCEBERNSTEIN PRUDENTIAL                       PRUDENTIAL   PRUDENTIAL SP
  PRUDENTIAL                  VPS LARGE CAP    SP SMALL    JANUS ASPEN JANUS  U.S. EMERGING INTERNATIONAL  PRUDENTIAL SP
JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO  CAP VALUE   PORTFOLIO - SERVICE    GROWTH        GROWTH      INTERNATIONAL
FOCUS PORTFOLIO  PORTFOLIO       CLASS B      PORTFOLIO         SHARES          PORTFOLIO     PORTFOLIO   VALUE PORTFOLIO
--------------- ----------- ----------------- ----------  ------------------- ------------- ------------- ---------------
  $        0    $   34,916      $    145      $   43,998       $  1,886        $   37,960    $   17,839     $   67,583
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

      57,052        30,093         6,848         149,992          7,106           142,745        42,511         39,548
           0             0             0               0              0                 0             0              0
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

      57,052        30,093         6,848         149,992          7,106           142,745        42,511         39,548
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

     (57,052)        4,823        (6,703)       (105,994)        (5,221)         (104,785)      (24,673)        28,036
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

     142,038       128,020             0               0          7,934           654,025             0              0
      82,708         5,966         4,568          77,414         24,779           319,389      (172,428)      (250,350)
     204,349        97,350        69,422       1,310,579         38,273           445,233       695,469        577,066
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

     429,094       231,336        73,990       1,387,993         70,986         1,418,647       523,041        326,716
  ----------    ----------      --------      ----------       --------        ----------    ----------     ----------

  $  372,042    $  236,159      $ 67,287      $1,281,999       $ 65,765        $1,313,862    $  498,369     $  354,752
  ==========    ==========      ========      ==========       ========        ==========    ==========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A4

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------
                                                  AST                          AST SCHRODERS                 AST J.P. MORGAN
                                             GOLDMAN SACHS    AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &     STRATEGIC
                                               LARGE-CAP    CENTURY INCOME &    STRATEGIES     STEERS REALTY  OPPORTUNITIES
                                            VALUE PORTFOLIO GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO      PORTFOLIO
                                            --------------- ---------------- ----------------- ------------- ---------------
ASSETS
  Investment in the portfolios, at fair
   value...................................   $14,804,482      $       (0)     $163,821,978     $18,830,252   $144,461,910
                                              -----------      ----------      ------------     -----------   ------------
  Net Assets...............................   $14,804,482      $       (0)     $163,821,978     $18,830,252   $144,461,910
                                              ===========      ==========      ============     ===========   ============

NET ASSETS, representing:
  Accumulation units.......................   $14,804,482      $        0      $163,821,978     $18,830,252   $144,461,910
                                              -----------      ----------      ------------     -----------   ------------
                                              $14,804,482      $        0      $163,821,978     $18,830,252   $144,461,910
                                              ===========      ==========      ============     ===========   ============

  Units outstanding........................     1,312,699              (0)       14,548,632       1,350,938     12,551,418
                                              ===========      ==========      ============     ===========   ============

  Portfolio shares held....................       840,209               0        11,853,978       2,565,429     10,281,986
  Portfolio net asset value per share......   $     17.62      $        0      $      13.82     $      7.34   $      14.05
  Investment in portfolio shares, at cost..   $13,182,391      $       (0)     $155,268,094     $17,216,407   $133,529,218

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------
                                                  AST                          AST SCHRODERS                 AST J.P. MORGAN
                                             GOLDMAN SACHS    AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &     STRATEGIC
                                               LARGE-CAP    CENTURY INCOME &    STRATEGIES     STEERS REALTY  OPPORTUNITIES
                                            VALUE PORTFOLIO GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO      PORTFOLIO
                                            --------------- ---------------- ----------------- ------------- ---------------
INVESTMENT INCOME
  Dividend income..........................   $   129,065      $        0      $  2,814,567     $   195,658   $  1,716,155
                                              -----------      ----------      ------------     -----------   ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       199,329          85,753         2,409,691         251,562      1,959,776
  Reimbursement for excess expenses........             0               0                 0               0              0
                                              -----------      ----------      ------------     -----------   ------------

NET EXPENSES...............................       199,329          85,753         2,409,691         251,562      1,959,776
                                              -----------      ----------      ------------     -----------   ------------

NET INVESTMENT INCOME (LOSS)...............       (70,264)        (85,753)          404,876         (55,904)      (243,621)
                                              -----------      ----------      ------------     -----------   ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0               0                 0               0              0
  Realized gain (loss) on shares
   redeemed................................       207,666       1,719,868           649,719         351,957        952,250
  Net change in unrealized gain (loss) on
   investments.............................     1,644,817        (604,836)        9,970,290       1,237,297      8,423,788
                                              -----------      ----------      ------------     -----------   ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................     1,852,484       1,115,032        10,620,010       1,589,254      9,376,038
                                              -----------      ----------      ------------     -----------   ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $ 1,782,220      $1,029,280      $ 11,024,886     $ 1,533,349   $  9,132,418
                                              ===========      ==========      ============     ===========   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A5

                                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  AST GOLDMAN
                                AST FEDERATED                                        SACHS         AST GOLDMAN
 AST BLACKROCK  AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP    AST LARGE-CAP
VALUE PORTFOLIO   PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO VALUE PORTFOLIO
--------------- -------------- ---------------- --------------- --------------- ---------------- ---------------- ---------------

  $13,689,815    $21,590,509     $14,553,898      $9,840,223      $8,843,631      $15,908,158      $21,760,590      $14,774,555
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------
  $13,689,815    $21,590,509     $14,553,898      $9,840,223      $8,843,631      $15,908,158      $21,760,590      $14,774,555
  ===========    ===========     ===========      ==========      ==========      ===========      ===========      ===========

  $13,689,815    $21,590,509     $14,553,898      $9,840,223      $8,843,631      $15,908,158      $21,760,590      $14,774,555
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------
  $13,689,815    $21,590,509     $14,553,898      $9,840,223      $8,843,631      $15,908,158      $21,760,590      $14,774,555
  ===========    ===========     ===========      ==========      ==========      ===========      ===========      ===========

    1,193,778      1,737,157       1,223,055         778,074         726,993        1,312,965        1,659,188        1,417,423
  ===========    ===========     ===========      ==========      ==========      ===========      ===========      ===========

    1,436,497      2,818,604       1,511,308         733,251         592,737          507,599        4,144,874        1,040,462
  $      9.53    $      7.66     $      9.63      $    13.42      $    14.92      $     31.34      $      5.25      $     14.20
  $12,800,065    $20,508,783     $13,646,030      $8,738,835      $7,829,268      $14,127,662      $20,978,804      $14,393,564


                                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  AST GOLDMAN
                                AST FEDERATED                                        SACHS         AST GOLDMAN
 AST BLACKROCK  AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP    AST LARGE-CAP
VALUE PORTFOLIO   PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO VALUE PORTFOLIO
--------------- -------------- ---------------- --------------- --------------- ---------------- ---------------- ---------------
  $   116,991    $ 1,033,431     $         0      $   37,060      $   30,797      $    30,786      $         0      $   353,461
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

      187,773        296,837         212,143         144,392         129,414          212,584          288,568          168,021
            0              0               0               0               0                0                0                0
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

      187,773        296,837         212,143         144,392         129,414          212,584          288,568          168,021
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

      (70,782)       736,594        (212,143)       (107,332)        (98,616)        (181,799)        (288,568)         185,440
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

            0              0               0          32,967               0                0        1,788,797                0
       80,094        198,589         297,998         217,403         186,176          394,306          288,440          (56,104)
      907,248        970,177       1,502,577         959,471         877,635        1,585,979          535,464        1,321,717
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

      987,342      1,168,766       1,800,575       1,209,841       1,063,811        1,980,286        2,612,701        1,265,613
  -----------    -----------     -----------      ----------      ----------      -----------      -----------      -----------

  $   916,560    $ 1,905,360     $ 1,588,431      $1,102,509      $  965,195      $ 1,798,487      $ 2,324,133      $ 1,451,053
  ===========    ===========     ===========      ==========      ==========      ===========      ===========      ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A6

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                             SUBACCOUNTS
                                            ----------------------------------------------------------------------------
                                                                                                            AST NEUBERGER
                                            AST LORD ABBETT   AST MARSICO                   AST NEUBERGER   BERMAN / LSV
                                               CORE FIXED    CAPITAL GROWTH AST MFS GROWTH  BERMAN MID-CAP  MID-CAP VALUE
                                            INCOME PORTFOLIO   PORTFOLIO      PORTFOLIO    GROWTH PORTFOLIO   PORTFOLIO
                                            ---------------- -------------- -------------- ---------------- -------------
ASSETS
  Investment in the portfolios, at fair
   value...................................   $41,194,293     $30,011,751    $10,767,609     $19,517,409     $15,761,970
                                              -----------     -----------    -----------     -----------     -----------
  Net Assets...............................   $41,194,293     $30,011,751    $10,767,609     $19,517,409     $15,761,970
                                              ===========     ===========    ===========     ===========     ===========

NET ASSETS, representing:
  Accumulation units.......................   $41,194,293     $30,011,751    $10,767,609     $19,517,409     $15,761,970
                                              -----------     -----------    -----------     -----------     -----------
                                              $41,194,293     $30,011,751    $10,767,609     $19,517,409     $15,761,970
                                              ===========     ===========    ===========     ===========     ===========

  Units outstanding........................     3,352,512       2,543,256        893,995       1,510,695       1,288,697
                                              ===========     ===========    ===========     ===========     ===========

  Portfolio shares held....................     3,582,112       1,405,045        963,976         799,566         929,910
  Portfolio net asset value per share......   $     11.50     $     21.36    $     11.17     $     24.41     $     16.95
  Investment in portfolio shares, at cost..   $40,001,857     $27,942,247    $ 9,738,480     $18,065,049     $14,132,111

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                             SUBACCOUNTS
                                            ----------------------------------------------------------------------------
                                                                                                            AST NEUBERGER
                                            AST LORD ABBETT   AST MARSICO                   AST NEUBERGER   BERMAN / LSV
                                               CORE FIXED    CAPITAL GROWTH AST MFS GROWTH  BERMAN MID-CAP  MID-CAP VALUE
                                            INCOME PORTFOLIO   PORTFOLIO      PORTFOLIO    GROWTH PORTFOLIO   PORTFOLIO
                                            ---------------- -------------- -------------- ---------------- -------------
INVESTMENT INCOME
  Dividend income..........................   $   358,091     $    97,729    $         0     $         0     $   124,483
                                              -----------     -----------    -----------     -----------     -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       510,349         449,884        134,732         270,677         223,781
  Reimbursement for excess expenses........             0               0              0               0               0
                                              -----------     -----------    -----------     -----------     -----------

NET EXPENSES...............................       510,349         449,884        134,732         270,677         223,781
                                              -----------     -----------    -----------     -----------     -----------

NET INVESTMENT INCOME (LOSS)...............      (152,258)       (352,155)      (134,732)       (270,677)        (99,298)
                                              -----------     -----------    -----------     -----------     -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....       851,791               0              0               0               0
  Realized gain (loss) on shares
   redeemed................................       218,595         673,619        203,666         384,771         227,472
  Net change in unrealized gain (loss) on
   investments.............................       321,933       1,569,539        890,109       1,045,463       1,438,918
                                              -----------     -----------    -----------     -----------     -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................     1,392,320       2,243,158      1,093,775       1,430,235       1,666,390
                                              -----------     -----------    -----------     -----------     -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $ 1,240,062     $ 1,891,002    $   959,043     $ 1,159,558     $ 1,567,091
                                              ===========     ===========    ===========     ===========     ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A7

                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
                 AST T. ROWE                AST T. ROWE   AST T. ROWE
   AST PIMCO     PRICE EQUITY  AST QMA US  PRICE NATURAL  PRICE ASSET                     AST JPMORGAN    AST T. ROWE
LIMITED MATURITY    INCOME    EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL   INTERNATIONAL    PRICE GLOBAL
 BOND PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO EQUITY PORTFOLIO BOND PORTFOLIO
---------------- ------------ ------------ ------------- ------------  ---------------- ---------------- --------------
  $21,291,795    $20,789,254   $7,120,449   $29,949,908  $550,691,991    $14,766,508      $19,759,279     $17,671,374
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------
  $21,291,795    $20,789,254   $7,120,449   $29,949,908  $550,691,991    $14,766,508      $19,759,279     $17,671,374
  ===========    ===========   ==========   ===========  ============    ===========      ===========     ===========

  $21,291,795    $20,789,254   $7,120,449   $29,949,908  $550,691,991    $14,766,508      $19,759,279     $17,671,374
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------
  $21,291,795    $20,789,254   $7,120,449   $29,949,908  $550,691,991    $14,766,508      $19,759,279     $17,671,374
  ===========    ===========   ==========   ===========  ============    ===========      ===========     ===========

    1,960,957      1,858,286      566,643     2,949,646    45,496,718      1,163,913        1,785,072       1,565,870
  ===========    ===========   ==========   ===========  ============    ===========      ===========     ===========

    2,012,457      2,188,342      523,562     1,520,300    28,877,399      1,244,019          890,058       1,579,211
  $     10.58    $      9.50   $    13.60   $     19.70  $      19.07    $     11.87      $     22.20     $     11.19
  $21,317,450    $18,877,996   $6,539,855   $30,326,997  $505,981,779    $12,836,854      $17,466,766     $17,520,676


                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
                 AST T. ROWE                AST T. ROWE   AST T. ROWE
   AST PIMCO     PRICE EQUITY  AST QMA US  PRICE NATURAL  PRICE ASSET                     AST JPMORGAN    AST T. ROWE
LIMITED MATURITY    INCOME    EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL   INTERNATIONAL    PRICE GLOBAL
 BOND PORTFOLIO   PORTFOLIO    PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO EQUITY PORTFOLIO BOND PORTFOLIO
---------------- ------------ ------------ ------------- ------------  ---------------- ---------------- --------------
  $   258,485    $    25,073   $   41,348   $   108,212  $  5,116,398    $   121,058      $   280,999     $   361,781
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

      329,353        244,565       95,332       445,804     6,933,632        190,325          276,841         248,388
            0              0            0             0             0              0                0               0
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

      329,353        244,565       95,332       445,804     6,933,632        190,325          276,841         248,388
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

      (70,868)      (219,492)     (53,984)     (337,592)   (1,817,234)       (69,267)           4,158         113,393
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

      633,956              0            0             0     3,244,064              0                0         251,729
       (8,495)       272,418      210,908      (938,086)    3,780,200        243,678           47,047          31,346
       44,946      1,711,409      534,982     1,295,662    34,237,999      1,903,728        2,750,619         118,159
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

      670,407      1,983,827      745,890       357,576    41,262,263      2,147,406        2,797,666         401,234
  -----------    -----------   ----------   -----------  ------------    -----------      -----------     -----------

  $   599,540    $ 1,764,335   $  691,906   $    19,984  $ 39,445,029    $ 2,078,139      $ 2,801,824     $   514,628
  ===========    ===========   ==========   ===========  ============    ===========      ===========     ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A8

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                                           AST ACADEMIC                    AST
                                             AST WELLINGTON  AST CAPITAL    STRATEGIES   AST BALANCED  PRESERVATION
                                               MANAGEMENT    GROWTH ASSET     ASSET         ASSET         ASSET
                                                 HEDGED       ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION
                                            EQUITY PORTFOLIO  PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            ---------------- ------------  ------------  ------------  ------------
ASSETS
  Investment in the portfolios, at fair
   value...................................   $39,949,959    $337,550,536  $348,772,697  $532,182,338  $426,840,024
                                              -----------    ------------  ------------  ------------  ------------
  Net Assets...............................   $39,949,959    $337,550,536  $348,772,697  $532,182,338  $426,840,024
                                              ===========    ============  ============  ============  ============

NET ASSETS, representing:
  Accumulation units.......................   $39,949,959    $337,550,536  $348,772,697  $532,182,338  $426,840,024
                                              -----------    ------------  ------------  ------------  ------------
                                              $39,949,959    $337,550,536  $348,772,697  $532,182,338  $426,840,024
                                              ===========    ============  ============  ============  ============

  Units outstanding........................     4,100,061      29,647,790    30,992,629    45,923,327    36,655,273
                                              ===========    ============  ============  ============  ============

  Portfolio shares held....................     4,015,071      29,557,840    30,513,797    45,369,338    35,422,409
  Portfolio net asset value per share......   $      9.95    $      11.42  $      11.43  $      11.73  $      12.05
  Investment in portfolio shares, at cost..   $37,520,076    $310,927,252  $320,394,491  $491,616,071  $407,149,474

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                                           AST ACADEMIC                    AST
                                             AST WELLINGTON  AST CAPITAL    STRATEGIES   AST BALANCED  PRESERVATION
                                               MANAGEMENT    GROWTH ASSET     ASSET         ASSET         ASSET
                                                 HEDGED       ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION
                                            EQUITY PORTFOLIO  PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            ---------------- ------------  ------------  ------------  ------------
INVESTMENT INCOME
  Dividend income..........................   $    74,461    $  2,300,420  $  3,069,302  $  4,228,995  $  3,813,902
                                              -----------    ------------  ------------  ------------  ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       480,906       5,041,229     5,552,386     7,788,468     5,950,363
  Reimbursement for excess expenses........             0               0             0             0             0
                                              -----------    ------------  ------------  ------------  ------------

NET EXPENSES...............................       480,906       5,041,229     5,552,386     7,788,468     5,950,363
                                              -----------    ------------  ------------  ------------  ------------

NET INVESTMENT INCOME (LOSS)...............      (406,446)     (2,740,809)   (2,483,084)   (3,559,473)   (2,136,461)
                                              -----------    ------------  ------------  ------------  ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0               0             0    13,537,034    19,769,310
  Realized gain (loss) on shares
   redeemed................................       256,583       4,530,791     3,262,162     5,104,906     1,988,511
  Net change in unrealized gain (loss) on
   investments.............................     2,226,379      25,645,314    27,729,344    26,157,340     6,895,289
                                              -----------    ------------  ------------  ------------  ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................     2,482,962      30,176,105    30,991,506    44,799,280    28,653,110
                                              -----------    ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $ 2,076,516    $ 27,435,296  $ 28,508,422  $ 41,239,807  $ 26,516,649
                                              ===========    ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A9

                                          SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
 AST FIRST        AST FIRST                 AST T. ROWE
   TRUST        TRUST CAPITAL     AST          PRICE                      AST                          AST
 BALANCED       APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP     AST PIMCO    INTERNATIONAL
  TARGET           TARGET      STRATEGIES     GROWTH       MARKET       GROWTH      TOTAL RETURN      VALUE
 PORTFOLIO        PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO   BOND PORTFOLIO   PORTFOLIO
------------    ------------- ------------  -----------  -----------  -----------  -------------- -------------
$248,028,103    $222,116,253  $379,954,133  $34,617,197  $19,916,588  $13,871,106   $247,468,156   $7,387,404
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------
$248,028,103    $222,116,253  $379,954,133  $34,617,197  $19,916,588  $13,871,106   $247,468,156   $7,387,404
============    ============  ============  ===========  ===========  ===========   ============   ==========

$248,028,103    $222,116,253  $379,954,133  $34,617,197  $19,916,588  $13,871,106   $247,468,156   $7,387,404
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------
$248,028,103    $222,116,253  $379,954,133  $34,617,197  $19,916,588  $13,871,106   $247,468,156   $7,387,404
============    ============  ============  ===========  ===========  ===========   ============   ==========

  21,669,843      19,406,256    31,622,440    2,773,359    2,056,152    1,035,622     21,224,806      705,540
============    ============  ============  ===========  ===========  ===========   ============   ==========

  24,245,171      21,733,489    31,453,157    2,419,091   19,916,588      612,141     19,765,827      480,951
$      10.23    $      10.22  $      12.08  $     14.31  $      1.00  $     22.66   $      12.52   $    15.36
$232,690,882    $209,194,834  $349,653,304  $31,423,316  $19,916,588  $12,459,763   $238,583,310   $6,916,786


                                          SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
 AST FIRST        AST FIRST                 AST T. ROWE
   TRUST        TRUST CAPITAL     AST          PRICE                      AST                          AST
 BALANCED       APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP     AST PIMCO    INTERNATIONAL
  TARGET           TARGET      STRATEGIES     GROWTH       MARKET       GROWTH      TOTAL RETURN      VALUE
 PORTFOLIO        PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO   BOND PORTFOLIO   PORTFOLIO
------------    ------------- ------------  -----------  -----------  -----------  -------------- -------------
$  3,762,850    $  2,212,537  $  3,698,718  $         0  $     1,892  $         0   $  5,301,988   $  133,328
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

   3,387,700       2,953,939     4,824,454      450,257      333,708      200,792      3,457,513      106,704
           0               0             0            0            0            0              0            0
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

   3,387,700       2,953,939     4,824,454      450,257      333,708      200,792      3,457,513      106,704
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

     375,149        (741,403)   (1,125,737)    (450,257)    (331,816)    (200,792)     1,844,475       26,624
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

           0               0       978,632            0            0            0      2,122,034            0
   1,121,650       1,325,613     2,685,004      595,258            0      232,825      1,368,839      (88,699)
  12,984,047      13,624,196    25,417,674    2,690,050            0      828,600      9,112,176      833,703
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

  14,105,698      14,949,809    29,081,310    3,285,308            0    1,061,425     12,603,049      745,004
------------    ------------  ------------  -----------  -----------  -----------   ------------   ----------

$ 14,480,847    $ 14,208,406  $ 27,955,573  $ 2,835,051  $  (331,816) $   860,633   $ 14,447,524   $  771,628
============    ============  ============  ===========  ===========  ===========   ============   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A10

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                 AST
                                            INTERNATIONAL     NVIT     AST INVESTMENT   AST WESTERN
                                               GROWTH      DEVELOPING    GRADE BOND   ASSET CORE PLUS    AST BOND
                                              PORTFOLIO   MARKETS FUND   PORTFOLIO    BOND PORTFOLIO  PORTFOLIO 2018
                                            ------------- ------------ -------------- --------------- --------------
ASSETS
  Investment in the portfolios, at fair
   value...................................  $12,832,439    $665,169    $272,250,724    $45,582,105    $21,894,358
                                             -----------    --------    ------------    -----------    -----------
  Net Assets...............................  $12,832,439    $665,169    $272,250,724    $45,582,105    $21,894,358
                                             ===========    ========    ============    ===========    ===========

NET ASSETS, representing:
  Accumulation units.......................  $12,832,439    $665,169    $272,250,724    $45,582,105    $21,894,358
                                             -----------    --------    ------------    -----------    -----------
                                             $12,832,439    $665,169    $272,250,724    $45,582,105    $21,894,358
                                             ===========    ========    ============    ===========    ===========

  Units outstanding........................    1,205,057      44,357      20,928,766      3,919,578      1,799,476
                                             ===========    ========    ============    ===========    ===========

  Portfolio shares held....................    1,081,993     105,582      41,250,110      4,252,062      1,764,251
  Portfolio net asset value per share......  $     11.86    $   6.30    $       6.60    $     10.72    $     12.41
  Investment in portfolio shares, at cost..  $11,575,031    $885,617    $267,407,251    $44,963,434    $20,657,784

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                          SUBACCOUNTS
                                            -----------------------------------------------------------------------
                                                 AST
                                            INTERNATIONAL     NVIT     AST INVESTMENT   AST WESTERN
                                               GROWTH      DEVELOPING    GRADE BOND   ASSET CORE PLUS    AST BOND
                                              PORTFOLIO   MARKETS FUND   PORTFOLIO    BOND PORTFOLIO  PORTFOLIO 2018
                                            ------------- ------------ -------------- --------------- --------------
INVESTMENT INCOME
  Dividend income..........................  $   106,131    $    667    $  5,008,576    $ 1,302,848    $   100,867
                                             -----------    --------    ------------    -----------    -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      169,632      10,630       6,190,071        697,665        464,780
  Reimbursement for excess expenses........            0           0               0              0              0
                                             -----------    --------    ------------    -----------    -----------

NET EXPENSES...............................      169,632      10,630       6,190,071        697,665        464,780
                                             -----------    --------    ------------    -----------    -----------

NET INVESTMENT INCOME (LOSS)...............      (63,501)     (9,963)     (1,181,495)       605,183       (363,913)
                                             -----------    --------    ------------    -----------    -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....            0           0       5,700,628      1,333,248        110,842
  Realized gain (loss) on shares
   redeemed................................       46,543     (74,592)     35,842,163        345,313        344,006
  Net change in unrealized gain (loss) on
   investments.............................    1,639,718     177,614      (9,733,697)       (19,061)       622,643
                                             -----------    --------    ------------    -----------    -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    1,686,261     103,022      31,809,093      1,659,501      1,077,491
                                             -----------    --------    ------------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $ 1,622,760    $ 93,059    $ 30,627,599    $ 2,264,684    $   713,578
                                             ===========    ========    ============    ===========    ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A11

                                                 SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                               FRANKLIN                                        AST CLS
               AST GLOBAL   AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST SCHRODERS  MODERATE ASSET AST J.P. MORGAN
   AST BOND    REAL ESTATE EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP GLOBAL TACTICAL   ALLOCATION   GLOBAL THEMATIC
PORTFOLIO 2019  PORTFOLIO  EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO      PORTFOLIO       PORTFOLIO
-------------- ----------- ---------------- --------------- --------------- --------------- -------------- ---------------
  $2,283,140   $7,170,435    $26,030,950      $        (0)    $19,892,230    $179,780,827    $235,725,370   $111,416,624
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------
  $2,283,140   $7,170,435    $26,030,950      $        (0)    $19,892,230    $179,780,827    $235,725,370   $111,416,624
  ==========   ==========    ===========      ===========     ===========    ============    ============   ============

  $2,283,140   $7,170,435    $26,030,950      $         0     $19,892,230    $179,780,827    $235,725,370   $111,416,624
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------
  $2,283,140   $7,170,435    $26,030,950      $         0     $19,892,230    $179,780,827    $235,725,370   $111,416,624
  ==========   ==========    ===========      ===========     ===========    ============    ============   ============

     183,095      547,133      2,458,495                0       1,524,692      15,190,242      21,003,523      9,458,185
  ==========   ==========    ===========      ===========     ===========    ============    ============   ============

     220,593      760,385      2,908,486                0       1,642,628      15,171,378      23,087,695     10,306,811
  $    10.35   $     9.43    $      8.95      $         0     $     12.11    $      11.85    $      10.21   $      10.81
  $2,286,948   $6,196,181    $24,575,045      $         0     $17,681,673    $165,385,638    $225,543,768   $103,336,058


                                                 SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------
                                               FRANKLIN                                        AST CLS
               AST GLOBAL   AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST SCHRODERS  MODERATE ASSET AST J.P. MORGAN
   AST BOND    REAL ESTATE EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP GLOBAL TACTICAL   ALLOCATION   GLOBAL THEMATIC
PORTFOLIO 2019  PORTFOLIO  EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO      PORTFOLIO       PORTFOLIO
-------------- ----------- ---------------- --------------- --------------- --------------- -------------- ---------------
  $    2,349   $   81,801    $   247,236      $ 4,634,544     $    78,376    $    606,948    $    934,844   $    372,802
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

      15,999       93,211        369,212        1,906,338         273,589       2,244,875       2,927,793      1,410,500
           0            0              0                0               0               0               0              0
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

      15,999       93,211        369,212        1,906,338         273,589       2,244,875       2,927,793      1,410,500
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

     (13,650)     (11,410)      (121,976)       2,728,206        (195,213)     (1,637,928)     (1,992,949)    (1,037,698)
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

      29,557            0        339,838                0               0         602,053       4,402,813        496,390
      (1,419)     134,049       (336,541)      15,394,586         409,844       2,099,981         984,445        818,542
      (3,809)     993,606      2,880,354       (2,097,431)      1,514,979      13,523,798       8,685,465      7,800,617
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

      24,329    1,127,655      2,883,651       13,297,155       1,924,823      16,225,831      14,072,724      9,115,549
  ----------   ----------    -----------      -----------     -----------    ------------    ------------   ------------

  $   10,679   $1,116,245    $ 2,761,675      $16,025,361     $ 1,729,610    $ 14,587,904    $ 12,079,775   $  8,077,851
  ==========   ==========    ===========      ===========     ===========    ============    ============   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A12

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                         SUBACCOUNTS
                                            --------------------------------------------------------------------
                                             AST HORIZON
                                            MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP   PROFUND VP
                                              ALLOCATION   ASSET ALLOCATION   CONSUMER  CONSUMER GOODS PROFUND VP
                                              PORTFOLIO        PORTFOLIO      SERVICES    PORTFOLIO    FINANCIALS
                                            -------------- ----------------- ---------- -------------- ----------
ASSETS
  Investment in the portfolios, at fair
   value...................................  $139,813,228    $120,257,369     $329,782     $309,540     $469,299
                                             ------------    ------------     --------     --------     --------
  Net Assets...............................  $139,813,228    $120,257,369     $329,782     $309,540     $469,299
                                             ============    ============     ========     ========     ========

NET ASSETS, representing:
  Accumulation units.......................  $139,813,228    $120,257,369     $329,782     $309,540     $469,299
                                             ------------    ------------     --------     --------     --------
                                             $139,813,228    $120,257,369     $329,782     $309,540     $469,299
                                             ============    ============     ========     ========     ========

  Units outstanding........................    12,411,997      10,343,938       24,272       25,290       68,847
                                             ============    ============     ========     ========     ========

  Portfolio shares held....................    13,202,382      11,388,008        8,034        7,712       22,064
  Portfolio net asset value per share......  $      10.59    $      10.56     $  41.05     $  40.14     $  21.27
  Investment in portfolio shares, at cost..  $132,929,235    $111,661,207     $236,850     $247,113     $381,832

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                         SUBACCOUNTS
                                            --------------------------------------------------------------------
                                             AST HORIZON
                                            MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP   PROFUND VP
                                              ALLOCATION   ASSET ALLOCATION   CONSUMER  CONSUMER GOODS PROFUND VP
                                              PORTFOLIO        PORTFOLIO      SERVICES    PORTFOLIO    FINANCIALS
                                            -------------- ----------------- ---------- -------------- ----------
INVESTMENT INCOME
  Dividend income..........................  $    664,747    $    434,455     $      0     $  3,092     $    515
                                             ------------    ------------     --------     --------     --------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     1,928,723       1,520,520        5,515        5,269        7,454
  Reimbursement for excess expenses........             0               0            0            0            0
                                             ------------    ------------     --------     --------     --------

NET EXPENSES...............................     1,928,723       1,520,520        5,515        5,269        7,454
                                             ------------    ------------     --------     --------     --------

NET INVESTMENT INCOME (LOSS)...............    (1,263,976)     (1,086,065)      (5,515)      (2,177)      (6,939)
                                             ------------    ------------     --------     --------     --------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....     2,879,907               0        1,660            0            0
  Realized gain (loss) on shares
   redeemed................................       627,204         716,635       28,512       17,887       24,480
  Net change in unrealized gain (loss) on
   investments.............................     5,821,376       8,675,694       41,779       14,842       83,373
                                             ------------    ------------     --------     --------     --------

NET GAIN (LOSS) ON
   INVESTMENTS.............................     9,328,486       9,392,329       71,951       32,729      107,853
                                             ------------    ------------     --------     --------     --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $  8,064,511    $  8,306,264     $ 66,436     $ 30,553     $100,913
                                             ============    ============     ========     ========     ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A13

                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------

                        PROFUND VP PROFUND VP             PROFUND VP PROFUND VP
PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP      PROFUND VP
HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE   GROWTH     VALUE    TELECOMMUNICATIONS
----------- ----------- ---------- ---------- ----------- ---------- ---------- ------------------
 $374,852    $315,112    $119,203   $69,651    $144,105    $31,817    $20,483        $246,598
 --------    --------    --------   -------    --------    -------    -------        --------
 $374,852    $315,112    $119,203   $69,651    $144,105    $31,817    $20,483        $246,598
 ========    ========    ========   =======    ========    =======    =======        ========

 $374,852    $315,112    $119,203   $69,651    $144,105    $31,817    $20,483        $246,598
 --------    --------    --------   -------    --------    -------    -------        --------
 $374,852    $315,112    $119,203   $69,651    $144,105    $31,817    $20,483        $246,598
 ========    ========    ========   =======    ========    =======    =======        ========

   30,013      31,372      10,225     6,471      14,160      2,741      1,847          24,409
 ========    ========    ========   =======    ========    =======    =======        ========

   10,098       7,564       3,110     2,398       2,788        975        674          29,533
 $  37.12    $  41.66    $  38.33   $ 29.04    $  51.69    $ 32.62    $ 30.41        $   8.35
 $289,710    $254,339    $103,775   $55,844    $117,731    $27,093    $15,965        $211,040


                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------

                        PROFUND VP PROFUND VP             PROFUND VP PROFUND VP
PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP      PROFUND VP
HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE   GROWTH     VALUE    TELECOMMUNICATIONS
----------- ----------- ---------- ---------- ----------- ---------- ---------- ------------------
 $  1,658    $    892    $      0   $   134    $  3,491    $     0    $     0        $ 11,801
 --------    --------    --------   -------    --------    -------    -------        --------



    6,324       5,064       1,591     1,350       2,050        497        294           4,268
        0           0           0         0           0          0          0               0
 --------    --------    --------   -------    --------    -------    -------        --------

    6,324       5,064       1,591     1,350       2,050        497        294           4,268
 --------    --------    --------   -------    --------    -------    -------        --------

   (4,666)     (4,171)     (1,591)   (1,216)      1,440       (497)      (294)          7,533
 --------    --------    --------   -------    --------    -------    -------        --------

        0           0           0         0           0          0          0               0

   28,837      20,490       3,168     7,323       8,170      1,488        955          14,768

   35,071      25,260      10,667     6,156       7,362      1,969      2,160          18,321
 --------    --------    --------   -------    --------    -------    -------        --------

   63,908      45,749      13,835    13,479      15,532      3,457      3,115          33,089
 --------    --------    --------   -------    --------    -------    -------        --------

 $ 59,242    $ 41,578    $ 12,245   $12,263    $ 16,972    $ 2,960    $ 2,821        $ 40,622
 ========    ========    ========   =======    ========    =======    =======        ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A14

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                      SUBACCOUNTS
                                            --------------------------------------------------------------


                                                       PROFUND VP PROFUND VP                 AST JENNISON
                                            PROFUND VP LARGE-CAP  LARGE-CAP     AST BOND       LARGE-CAP
                                            UTILITIES    GROWTH     VALUE    PORTFOLIO 2020 VALUE PORTFOLIO
                                            ---------- ---------- ---------- -------------- ---------------
ASSETS
  Investment in the portfolios, at fair
   value...................................  $211,621   $49,185    $75,397      $134,938      $6,100,699
                                             --------   -------    -------      --------      ----------
  Net Assets...............................  $211,621   $49,185    $75,397      $134,938      $6,100,699
                                             ========   =======    =======      ========      ==========

NET ASSETS, representing:
  Accumulation units.......................  $211,621   $49,185    $75,397      $134,938      $6,100,699
                                             --------   -------    -------      --------      ----------
                                             $211,621   $49,185    $75,397      $134,938      $6,100,699
                                             ========   =======    =======      ========      ==========

  Units outstanding........................    22,559     4,585      8,294        10,681         556,714
                                             ========   =======    =======      ========      ==========

  Portfolio shares held....................     6,680     1,262      2,764        20,445         484,182
  Portfolio net asset value per share......  $  31.68   $ 38.98    $ 27.28      $   6.60      $    12.60
  Investment in portfolio shares, at cost..  $194,656   $44,192    $62,568      $140,036      $5,649,628

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                      SUBACCOUNTS
                                            --------------------------------------------------------------


                                                       PROFUND VP PROFUND VP                 AST JENNISON
                                            PROFUND VP LARGE-CAP  LARGE-CAP     AST BOND       LARGE-CAP
                                            UTILITIES    GROWTH     VALUE    PORTFOLIO 2020 VALUE PORTFOLIO
                                            ---------- ---------- ---------- -------------- ---------------
INVESTMENT INCOME
  Dividend income..........................  $  7,360   $    37    $   773      $  1,072      $   21,308
                                             --------   -------    -------      --------      ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     4,118       853      1,516         3,347          84,493
  Reimbursement for excess expenses........         0         0          0             0               0
                                             --------   -------    -------      --------      ----------

NET EXPENSES...............................     4,118       853      1,516         3,347          84,493
                                             --------   -------    -------      --------      ----------

NET INVESTMENT INCOME (LOSS)...............     3,243      (816)      (743)       (2,275)        (63,185)
                                             --------   -------    -------      --------      ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....         0         0          0        12,074               0
  Realized gain (loss) on shares
   redeemed................................    11,656     3,326     13,261        34,556          15,087
  Net change in unrealized gain (loss) on
   investments.............................   (17,498)    1,514      2,978       (34,325)        485,373
                                             --------   -------    -------      --------      ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    (5,842)    4,840     16,239        12,305         500,459
                                             --------   -------    -------      --------      ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................  $ (2,599)  $ 4,024    $15,497      $ 10,030      $  437,274
                                             ========   =======    =======      ========      ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A15

                                                    SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------
                                                 WELLS FARGO      WELLS FARGO     WELLS FARGO
                                                 ADVANTAGE VT    ADVANTAGE VT    ADVANTAGE VT
  AST JENNISON                                  INTERNATIONAL    OMEGA GROWTH   SMALL CAP VALUE                AST QUANTITATIVE
   LARGE-CAP        AST BOND       AST BOND    EQUITY PORTFOLIO PORTFOLIO SHARE PORTFOLIO SHARE    AST BOND        MODELING
GROWTH PORTFOLIO PORTFOLIO 2017 PORTFOLIO 2021  SHARE CLASS 1       CLASS 1         CLASS 1     PORTFOLIO 2022    PORTFOLIO
---------------- -------------- -------------- ---------------- --------------- --------------- -------------- ----------------
  $10,609,945     $21,846,905    $28,166,626       $219,724        $365,261         $62,762      $21,558,826       $73,661
  -----------     -----------    -----------       --------        --------         -------      -----------       -------
  $10,609,945     $21,846,905    $28,166,626       $219,724        $365,261         $62,762      $21,558,826       $73,661
  ===========     ===========    ===========       ========        ========         =======      ===========       =======

  $10,609,945     $21,846,905    $28,166,626       $219,724        $365,261         $62,762      $21,558,826       $73,661
  -----------     -----------    -----------       --------        --------         -------      -----------       -------
  $10,609,945     $21,846,905    $28,166,626       $219,724        $365,261         $62,762      $21,558,826       $73,661
  ===========     ===========    ===========       ========        ========         =======      ===========       =======

      875,800       1,846,896      2,129,378         15,969         168,936           5,173        1,736,527         7,416
  ===========     ===========    ===========       ========        ========         =======      ===========       =======

      756,233       1,798,099      2,011,902         44,479          14,290           6,670        1,667,349         7,236
  $     14.03     $     12.15    $     14.00       $   4.94        $  25.56         $  9.41      $     12.93       $ 10.18
  $ 9,908,867     $20,870,951    $26,172,948       $209,876        $279,468         $49,337      $20,355,901       $69,283


                                                    SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------------------
                                                 WELLS FARGO      WELLS FARGO     WELLS FARGO
                                                 ADVANTAGE VT    ADVANTAGE VT    ADVANTAGE VT
  AST JENNISON                                  INTERNATIONAL    OMEGA GROWTH   SMALL CAP VALUE                AST QUANTITATIVE
   LARGE-CAP        AST BOND       AST BOND    EQUITY PORTFOLIO PORTFOLIO SHARE PORTFOLIO SHARE    AST BOND        MODELING
GROWTH PORTFOLIO PORTFOLIO 2017 PORTFOLIO 2021  SHARE CLASS 1       CLASS 1         CLASS 1     PORTFOLIO 2022    PORTFOLIO
---------------- -------------- -------------- ---------------- --------------- --------------- -------------- ----------------
  $         0     $   105,377    $   234,343       $  3,408        $      0         $   726      $     5,235       $    25
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

      144,628         454,961        669,383          3,598           6,125           1,049          384,663           859
            0               0              0              0               0               0                0             0
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

      144,628         454,961        669,383          3,598           6,125           1,049          384,663           859
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

     (144,628)       (349,585)      (435,040)          (190)         (6,125)           (323)        (379,427)         (834)
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

            0               0        622,481         13,810          23,469               0           36,319             0
      132,373         366,417      1,311,773          1,218           7,982           1,216          531,946           (25)

      678,640         572,745         (4,266)         9,950          34,762           6,451          605,205         4,378
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

      811,014         939,161      1,929,988         24,978          66,214           7,667        1,173,470         4,353
  -----------     -----------    -----------       --------        --------         -------      -----------       -------

  $   666,386     $   589,577    $ 1,494,948       $ 24,788        $ 60,089         $ 7,344      $   794,042       $ 3,519
  ===========     ===========    ===========       ========        ========         =======      ===========       =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A16

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2012

                                                                             SUBACCOUNTS
                                            ----------------------------------------------------------------------------
                                                               WELLS FARGO
                                              AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
                                            GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE      AST BOND
                                                PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO PORTFOLIO 2023
                                            ----------------- -------------- -------------- -------------- --------------
ASSETS
  Investment in the portfolios, at fair
   value...................................    $86,714,025       $209,692      $6,835,314     $3,621,232     $3,908,447
                                               -----------       --------      ----------     ----------     ----------
  Net Assets...............................    $86,714,025       $209,692      $6,835,314     $3,621,232     $3,908,447
                                               ===========       ========      ==========     ==========     ==========

NET ASSETS, representing:
  Accumulation units.......................    $86,714,025       $209,692      $6,835,314     $3,621,232     $3,908,447
                                               -----------       --------      ----------     ----------     ----------
                                               $86,714,025       $209,692      $6,835,314     $3,621,232     $3,908,447
                                               ===========       ========      ==========     ==========     ==========

  Units outstanding........................      8,594,013         17,208         643,150        348,513        376,166
                                               ===========       ========      ==========     ==========     ==========

  Portfolio shares held....................      8,402,522         10,474         632,314        341,948        369,070
  Portfolio net asset value per share......    $     10.32       $  20.02      $    10.81     $    10.59     $    10.59
  Investment in portfolio shares, at cost..    $82,270,028       $173,248      $6,657,016     $3,540,857     $3,873,515

STATEMENT OF OPERATIONS
For the year ended December 31, 2012
                                                                             SUBACCOUNTS
                                            ----------------------------------------------------------------------------
                                                               WELLS FARGO
                                              AST BLACKROCK    ADVANTAGE VT  AST PRUDENTIAL AST NEUBERGER
                                            GLOBAL STRATEGIES  OPPORTUNITY     CORE BOND     BERMAN CORE      AST BOND
                                                PORTFOLIO     FUND - CLASS 1   PORTFOLIO    BOND PORTFOLIO PORTFOLIO 2023
                                            ----------------- -------------- -------------- -------------- --------------
INVESTMENT INCOME
  Dividend income..........................    $   311,619       $  1,190      $    6,323     $    5,075     $        0
                                               -----------       --------      ----------     ----------     ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      1,118,707          3,751          59,954         36,373         24,877
  Reimbursement for excess expenses........              0              0               0              0              0
                                               -----------       --------      ----------     ----------     ----------

NET EXPENSES...............................      1,118,707          3,751          59,954         36,373         24,877
                                               -----------       --------      ----------     ----------     ----------

NET INVESTMENT INCOME (LOSS)...............       (807,088)        (2,561)        (53,632)       (31,297)       (24,877)
                                               -----------       --------      ----------     ----------     ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....              0             71           6,348          1,317              0
  Realized gain (loss) on shares
   redeemed................................         36,625         14,141          44,175          5,928          7,752
  Net change in unrealized gain (loss) on
   investments.............................      6,636,996         22,873         175,383         77,269         34,932
                                               -----------       --------      ----------     ----------     ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................      6,673,621         37,084         225,906         84,514         42,683
                                               -----------       --------      ----------     ----------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $ 5,866,533       $ 34,524      $  172,275     $   53,217     $   17,806
                                               ===========       ========      ==========     ==========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A17

                            SUBACCOUNTS (CONTINUED)
       ----------------------------------------------------------------
          AST FRANKLIN        AST NEW      AST WESTERN
       TEMPLETON FOUNDING DISCOVERY ASSET ASSET EMERGING     AST MFS
        FUNDS ALLOCATION    ALLOCATION     MARKETS DEBT     LARGE-CAP
           PORTFOLIO         PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO
       ------------------ --------------- -------------- ---------------
          $209,727,629      $23,600,557      $67,696         $40,197
          ------------      -----------      -------         -------
          $209,727,629      $23,600,557      $67,696         $40,197
          ============      ===========      =======         =======

          $209,727,629      $23,600,557      $67,696         $40,197
          ------------      -----------      -------         -------
          $209,727,629      $23,600,557      $67,696         $40,197
          ============      ===========      =======         =======

            19,510,744        2,285,241        6,510           3,943
          ============      ===========      =======         =======

            19,294,170        2,289,094        6,478           3,918
          $      10.87      $     10.31      $ 10.45         $ 10.26
          $205,927,745      $22,764,603      $67,121         $39,965


                            SUBACCOUNTS (CONTINUED)
       ----------------------------------------------------------------
          AST FRANKLIN        AST NEW      AST WESTERN
       TEMPLETON FOUNDING DISCOVERY ASSET ASSET EMERGING     AST MFS
        FUNDS ALLOCATION    ALLOCATION     MARKETS DEBT     LARGE-CAP
           PORTFOLIO         PORTFOLIO      PORTFOLIO    VALUE PORTFOLIO
       ------------------ --------------- -------------- ---------------
          $          0      $   180,309      $     0         $     0
          ------------      -----------      -------         -------

               981,950          209,424           80              98
                     0                0            0               0
          ------------      -----------      -------         -------

               981,950          209,424           80              98
          ------------      -----------      -------         -------

              (981,950)         (29,116)         (80)            (98)
          ------------      -----------      -------         -------

                     0                0            0               0
              (464,899)        (116,623)         (14)            (57)
             3,799,884          835,954          575             232
          ------------      -----------      -------         -------

             3,334,985          719,331          561             175
          ------------      -----------      -------         -------

          $  2,353,035      $   690,215      $   481         $    78
          ============      ===========      =======         =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A18

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                    SUBACCOUNTS
                                   ------------------------------------------------------------------------------
                                    PRUDENTIAL MONEY MARKET  PRUDENTIAL DIVERSIFIED BOND     PRUDENTIAL EQUITY
                                           PORTFOLIO                 PORTFOLIO                   PORTFOLIO
                                   ------------------------  --------------------------  ------------------------
                                    01/01/2012   01/01/2011   01/01/2012    01/01/2011    01/01/2012   01/01/2011
                                        TO           TO           TO            TO            TO           TO
                                    12/31/2012   12/31/2011   12/31/2012    12/31/2011    12/31/2012   12/31/2011
                                   -----------  -----------  -----------   -----------   -----------  -----------
OPERATIONS
  Net investment income (loss).... $  (244,782) $  (280,119) $   776,896   $   788,589   $  (174,609) $  (167,794)
  Capital gains distributions
   received.......................           0            0    1,139,718       626,795             0            0
  Realized gain (loss) on shares
   redeemed.......................           0            0      255,645       251,851       (25,831)    (211,841)
  Net change in unrealized gain
   (loss) on investments..........           0            0      121,486       (53,592)    2,600,794     (625,359)
                                   -----------  -----------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    (244,782)    (280,119)   2,293,746     1,613,643     2,400,354   (1,004,994)
                                   -----------  -----------  -----------   -----------   -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....     160,467      246,545      106,299       125,726       177,262      103,894
  Annuity Payments................    (236,935)     (43,772)    (241,759)      (39,049)      (67,725)    (205,140)
  Surrenders, withdrawals and
   death benefits.................  (4,867,505)  (4,593,592)  (2,914,577)   (3,209,635)   (2,303,729)  (2,190,802)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   1,717,959      654,286     (162,581)      263,660      (167,042)    (501,118)
  Withdrawal and other charges....     (11,115)     (14,037)     (10,221)      (11,153)      (17,184)     (18,660)
                                   -----------  -----------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  (3,237,129)  (3,750,570)  (3,222,840)   (2,870,451)   (2,378,418)  (2,811,826)
                                   -----------  -----------  -----------   -----------   -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  (3,481,911)  (4,030,689)    (929,093)   (1,256,808)       21,934   (3,816,820)

NET ASSETS
  Beginning of period.............  18,882,658   22,913,347   26,478,792    27,735,600    20,353,150   24,169,970
                                   -----------  -----------  -----------   -----------   -----------  -----------
  End of period................... $15,400,747  $18,882,658  $25,549,699   $26,478,792   $20,375,085  $20,353,150
                                   ===========  ===========  ===========   ===========   ===========  ===========

  Beginning units.................  15,081,905   18,414,358   11,804,540    13,115,233    11,025,380   12,475,419
                                   -----------  -----------  -----------   -----------   -----------  -----------
  Units issued....................   4,076,923    3,837,949      295,489       483,619       254,562      141,157
  Units redeemed..................  (6,790,219)  (7,170,402)  (1,667,140)   (1,794,312)   (1,471,593)  (1,591,196)
                                   -----------  -----------  -----------   -----------   -----------  -----------
  Ending units....................  12,368,609   15,081,905   10,432,889    11,804,540     9,808,349   11,025,380
                                   ===========  ===========  ===========   ===========   ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A19

                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------
    PRUDENTIAL VALUE        PRUDENTIAL HIGH YIELD BOND  PRUDENTIAL STOCK INDEX      PRUDENTIAL GLOBAL
        PORTFOLIO                   PORTFOLIO                  PORTFOLIO                PORTFOLIO
------------------------    ------------------------   ------------------------  -----------------------
 01/01/2012     01/01/2011   01/01/2012    01/01/2011   01/01/2012   01/01/2011  01/01/2012   01/01/2011
     TO             TO           TO            TO           TO           TO          TO           TO
 12/31/2012     12/31/2011   12/31/2012    12/31/2011   12/31/2012   12/31/2011  12/31/2012   12/31/2011
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------
$  (141,914)   $  (146,740) $ 1,169,875   $ 1,373,509  $    61,141  $    43,098  $    9,625  $     8,149
          0              0            0             0       73,521            0           0            0
   (455,486)      (472,832)     (80,810)     (136,950)     348,859      (34,971)    (10,604)     (38,730)
  4,147,124     (1,512,573)   1,483,484      (415,432)   2,762,567      193,315     815,282     (452,439)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------

  3,549,724     (2,132,145)   2,572,549       821,127    3,246,088      201,442     814,302     (483,020)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------

    122,033         38,416      142,923        44,014       95,987      103,001      10,832       17,713
    (63,221)       (27,555)    (103,176)      (41,041)     (96,699)    (133,194)     (3,155)     (37,081)
 (3,408,357)    (3,546,889)  (2,876,057)   (3,020,998)  (3,121,466)  (2,908,177)   (555,958)    (651,159)
   (545,885)      (491,024)     (91,404)     (566,559)    (678,269)  (1,100,751)    (52,465)    (156,477)
    (39,526)       (42,623)     (25,837)      (27,624)     (26,136)     (27,972)     (6,446)      (7,007)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------

 (3,934,956)    (4,069,675)  (2,953,551)   (3,612,208)  (3,826,583)  (4,067,093)   (607,193)    (834,011)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------

   (385,232)    (6,201,820)    (381,003)   (2,791,081)    (580,495)  (3,865,651)    207,110   (1,317,031)
 28,787,014     34,988,834   21,605,149    24,396,230   24,117,584   27,983,235   5,367,968    6,684,999
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------
$28,401,782    $28,787,014  $21,224,146   $21,605,149  $23,537,089  $24,117,584  $5,575,078  $ 5,367,968
===========    ===========  ===========   ===========  ===========  ===========  ==========  ===========

 14,821,037     16,908,321    6,482,108     7,412,235   14,344,274   16,877,441   3,495,084    4,001,680
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------
    350,567        277,200      274,094       172,243      932,935      535,922      44,103       78,774
 (2,328,227)    (2,364,484)  (1,019,355)   (1,102,370)  (3,113,517)  (3,069,089)   (412,183)    (585,370)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  -----------
 12,843,377     14,821,037    5,736,847     6,482,108   12,163,692   14,344,274   3,127,004    3,495,084
===========    ===========  ===========   ===========  ===========  ===========  ==========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A20

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                  SUBACCOUNTS
                                   ---------------------------------------------------------------------------
                                                                   PRUDENTIAL                T. ROWE PRICE
                                      PRUDENTIAL JENNISON    SMALL CAPITALIZATION STOCK   INTERNATIONAL STOCK
                                           PORTFOLIO                PORTFOLIO                  PORTFOLIO
                                   ------------------------  -------------------------  ----------------------
                                    01/01/2012   01/01/2011  01/01/2012    01/01/2011   01/01/2012  01/01/2011
                                        TO           TO          TO            TO           TO          TO
                                    12/31/2012   12/31/2011  12/31/2012    12/31/2011   12/31/2012  12/31/2011
                                   -----------  -----------  ----------    ----------   ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (317,078) $  (295,693) $  (35,179)   $  (27,624)  $   (2,032) $      881
  Capital gains distributions
   received.......................           0            0     228,962        63,415            0           0
  Realized gain (loss) on shares
   redeemed.......................     592,328      406,976      64,391        43,769       (2,769)       (308)
  Net change in unrealized gain
   (loss) on investments..........   3,102,356     (270,329)    349,869      (122,408)     277,759    (276,997)
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   3,377,606     (159,046)    608,042       (42,848)     272,959    (276,424)
                                   -----------  -----------   ----------   ----------   ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....      88,955      122,286      20,984         5,188        5,675       1,487
  Annuity Payments................     (53,740)     (80,628)     (6,444)      (18,663)     (18,270)    (13,833)
  Surrenders, withdrawals and
   death benefits.................  (2,661,043)  (3,012,651)   (479,516)     (549,818)    (119,315)   (286,228)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (615,752)    (781,997)   (181,263)      134,343       42,640     (23,792)
  Withdrawal and other charges....     (23,464)     (24,422)     (2,089)       (2,253)        (666)       (783)
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  (3,265,043)  (3,777,412)   (648,327)     (431,203)     (89,936)   (323,149)
                                   -----------  -----------   ----------   ----------   ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................     112,563   (3,936,458)    (40,285)     (474,051)     183,022    (599,573)

NET ASSETS
  Beginning of period.............  23,575,711   27,512,169   4,475,517     4,949,568    1,654,713   2,254,286
                                   -----------  -----------   ----------   ----------   ----------  ----------
  End of period................... $23,688,274  $23,575,711  $4,435,232    $4,475,517   $1,837,735  $1,654,713
                                   ===========  ===========   ==========   ==========   ==========  ==========

  Beginning units.................  13,278,906   15,574,177   1,671,770     1,832,332    1,305,399   1,531,675
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Units issued....................     214,953      364,774      26,178       137,917       52,117      66,946
  Units redeemed..................  (2,003,259)  (2,660,045)   (250,324)     (298,479)    (118,006)   (293,222)
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Ending units....................  11,490,600   13,278,906   1,447,624     1,671,770    1,239,510   1,305,399
                                   ===========  ===========   ==========   ==========   ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A21

                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
                                                       JANUS ASPEN JANUS        JANUS ASPEN OVERSEAS
 T. ROWE PRICE EQUITY     INVESCO V.I. CORE EQUITY  PORTFOLIO - INSTITUTIONAL PORTFOLIO - INSTITUTIONAL
   INCOME PORTFOLIO                 FUND                     SHARES                    SHARES
----------------------    ------------------------  -----------------------   ------------------------
01/01/2012    01/01/2011   01/01/2012   01/01/2011  01/01/2012    01/01/2011   01/01/2012   01/01/2011
    TO            TO           TO           TO          TO            TO           TO           TO
12/31/2012    12/31/2011   12/31/2012   12/31/2011  12/31/2012    12/31/2011   12/31/2012   12/31/2011
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------
$   48,551    $   23,458  $   (40,311) $   (43,837) $  (44,406)  $   (45,194) $   (61,045) $  (110,342)
         0             0            0            0      89,288             0      915,648      114,744
    78,505        18,572      204,223      171,309      (6,820)      (64,806)     203,028      799,976
   819,802      (169,511)     912,898     (229,269)    780,632      (249,040)     (74,237)  (5,251,141)
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------

   946,859      (127,481)   1,076,810     (101,797)    818,694      (359,040)     983,394   (4,446,763)
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------

    25,122         6,398       44,673        8,200      23,959         1,696       31,217       14,222
   (54,013)            0      (59,838)      (7,426)    (29,760)      (28,139)     (35,472)     (98,634)
  (564,744)     (644,061)    (842,804)  (1,004,438)   (591,771)     (702,937)  (1,019,800)  (1,673,328)
  (292,536)     (145,301)    (214,413)    (236,795)   (109,787)       (3,890)    (134,416)       5,912
    (2,801)       (2,986)      (4,835)      (5,288)     (3,086)       (3,302)      (4,069)      (5,081)
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------

  (888,972)     (785,950)  (1,077,218)  (1,245,747)   (710,446)     (736,572)  (1,162,540)  (1,756,909)
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------

    57,887      (913,431)        (407)  (1,347,544)    108,248    (1,095,612)    (179,146)  (6,203,672)
 6,386,979     7,300,410    9,075,105   10,422,649   4,977,112     6,072,724    8,735,377   14,939,049
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------
$6,444,866    $6,386,979  $ 9,074,698  $ 9,075,105  $5,085,360   $ 4,977,112  $ 8,556,231  $ 8,735,377
==========    ==========  ===========  ===========  ==========   ===========  ===========  ===========

 3,092,160     3,462,271    5,089,195    5,770,912   3,289,365     3,767,484    2,903,952    3,325,293
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------
    51,954        51,035       71,550       43,731      27,405       116,004      126,827      128,634
  (446,076)     (421,146)    (629,862)    (725,448)   (444,015)     (594,123)    (492,506)    (549,975)
----------    ----------  -----------  -----------  ----------   -----------  -----------  -----------
 2,698,038     3,092,160    4,530,883    5,089,195   2,872,755     3,289,365    2,538,273    2,903,952
==========    ==========  ===========  ===========  ==========   ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A22

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                 SUBACCOUNTS
                                   ----------------------------------------------------------------------
                                   MFS(R) RESEARCH SERIES - MFS(R) GROWTH SERIES -    AMERICAN CENTURY VP
                                        INITIAL CLASS            INITIAL CLASS            VALUE FUND
                                   ----------------------   ----------------------  ----------------------
                                   01/01/2012   01/01/2011  01/01/2012  01/01/2011  01/01/2012  01/01/2011
                                       TO           TO          TO          TO          TO          TO
                                   12/31/2012   12/31/2011  12/31/2012  12/31/2011  12/31/2012  12/31/2011
                                   ----------   ----------  ----------  ----------  ----------  ----------
OPERATIONS
  Net investment income (loss).... $   (9,985)  $   (9,407) $  (83,026) $  (75,971) $   12,388  $   15,473
  Capital gains distributions
   received.......................          0            0           0           0           0           0
  Realized gain (loss) on shares
   redeemed.......................     45,260       24,336     129,543      60,900     (25,601)    (41,939)
  Net change in unrealized gain
   (loss) on investments..........    206,058      (45,278)    834,252     (74,274)    303,551      22,732
                                   ----------   ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    241,332      (30,349)    880,770     (89,345)    290,339      (3,734)
                                   ----------   ----------  ----------  ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....        499        3,791      25,286      10,683       1,345       3,623
  Annuity Payments................    (38,028)           0     (26,097)    (16,581)     (9,957)          0
  Surrenders, withdrawals and
   death benefits.................   (165,889)    (197,731)   (651,393)   (616,480)   (254,891)   (203,523)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (44,870)     (67,083)   (117,948)   (171,257)   (115,773)    (36,850)
  Withdrawal and other charges....       (857)        (940)     (3,231)     (3,438)       (902)       (978)
                                   ----------   ----------  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (249,146)    (261,963)   (773,382)   (797,073)   (380,177)   (237,728)
                                   ----------   ----------  ----------  ----------  ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................     (7,814)    (292,312)    107,388    (886,418)    (89,839)   (241,462)

NET ASSETS
  Beginning of period.............  1,609,260    1,901,572   5,790,361   6,676,779   2,407,512   2,648,974
                                   ----------   ----------  ----------  ----------  ----------  ----------
  End of period................... $1,601,446   $1,609,260  $5,897,749  $5,790,361  $2,317,673  $2,407,512
                                   ==========   ==========  ==========  ==========  ==========  ==========

  Beginning units.................    990,180    1,148,688   3,507,477   3,974,850   1,221,358   1,337,254
                                   ----------   ----------  ----------  ----------  ----------  ----------
  Units issued....................      4,638        8,059      43,936      44,551      23,004      55,148
  Units redeemed..................   (142,758)    (166,567)   (470,327)   (511,924)   (202,894)   (171,044)
                                   ----------   ----------  ----------  ----------  ----------  ----------
  Ending units....................    852,060      990,180   3,081,086   3,507,477   1,041,468   1,221,358
                                   ==========   ==========  ==========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A23

                                   SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
FTVIP FRANKLIN SMALL-MID CAP                                                   ALLIANCEBERNSTEIN VPS
   GROWTH SECURITIES         PRUDENTIAL JENNISON 20/20       DAVIS VALUE         LARGE CAP GROWTH
    FUND - CLASS 2               FOCUS PORTFOLIO              PORTFOLIO          PORTFOLIO CLASS B
---------------------------  ------------------------  ----------------------  --------------------
01/01/2012     01/01/2011    01/01/2012   01/01/2011   01/01/2012  01/01/2011  01/01/2012 01/01/2011
    TO             TO            TO           TO           TO          TO          TO         TO
12/31/2012     12/31/2011    12/31/2012   12/31/2011   12/31/2012  12/31/2011  12/31/2012 12/31/2011
----------     ----------    ----------   ----------   ----------  ----------  ---------- ----------
$  (38,481)    $  (40,894)   $  (57,052)  $  (59,023)  $    4,823  $  (13,965) $  (6,703) $  (6,775)
   198,220              0       142,038            0      128,020     170,802          0          0
     7,673         29,089        82,708      135,768        5,966      20,762      4,568     (4,784)
    75,483       (162,699)      204,349     (291,919)      97,350    (319,761)    69,422    (16,901)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

   242,895       (174,504)      372,042     (215,174)     236,159    (142,162)    67,287    (28,460)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

    12,591          2,986        17,694        3,248       23,037       4,657          0      2,336
    (8,993)             0       (15,943)     (53,940)     (21,283)          0          0          0
  (225,427)      (298,676)     (394,793)    (602,712)    (234,844)   (237,379)   (69,009)   (50,417)
    25,705        129,317        11,429       90,954      (52,766)     58,067     (7,573)    48,194
    (1,223)        (1,384)       (1,620)      (1,718)        (726)       (823)      (123)      (187)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

  (197,347)      (167,757)     (383,233)    (564,168)    (286,582)   (175,478)   (76,705)       (74)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------

    45,548       (342,261)      (11,191)    (779,342)     (50,423)   (317,640)    (9,418)   (28,534)
 2,657,379      2,999,640     4,027,325    4,806,667    2,181,362   2,499,002    466,570    495,104
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
$2,702,927     $2,657,379    $4,016,134   $4,027,325   $2,130,939  $2,181,362  $ 457,152  $ 466,570
 ==========     ==========   ==========   ==========   ==========  ==========  =========  =========

 1,511,453      1,608,281     2,433,178    2,744,426    2,104,144   2,277,948    785,087    794,616
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
    65,256        142,782        82,183      133,797       38,639     159,264     41,588    137,262
  (174,702)      (239,610)     (300,318)    (445,045)    (300,250)   (333,068)  (155,528)  (146,791)
 ----------     ----------   ----------   ----------   ----------  ----------  ---------  ---------
 1,402,007      1,511,453     2,215,043    2,433,178    1,842,533   2,104,144    671,147    785,087
 ==========     ==========   ==========   ==========   ==========  ==========  =========  =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A24

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                    PRUDENTIAL SP SMALL CAP  JANUS ASPEN JANUS PORTFOLIO - PRUDENTIAL SP PRUDENTIAL U.S.
                                        VALUE PORTFOLIO         SERVICE SHARES             EMERGING GROWTH PORTFOLIO
                                   ------------------------  ----------------------------  ----------------------------
                                    01/01/2012   01/01/2011  01/01/2012     01/01/2011      01/01/2012     01/01/2011
                                        TO           TO          TO             TO              TO             TO
                                    12/31/2012   12/31/2011  12/31/2012     12/31/2011      12/31/2012     12/31/2011
                                   -----------  -----------  ----------     ----------      -----------    -----------
OPERATIONS
  Net investment income (loss).... $  (105,994) $   (97,941)  $ (5,221)     $  (6,247)     $  (104,785)   $   (98,620)
  Capital gains distributions
   received.......................           0            0      7,934              0          654,025         86,893
  Realized gain (loss) on shares
   redeemed.......................      77,414      (91,016)    24,779         45,906          319,389        290,994
  Net change in unrealized gain
   (loss) on investments..........   1,310,579     (192,952)    38,273        (64,047)         445,233       (175,094)
                                   -----------  -----------   --------      ---------       -----------    -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   1,281,999     (381,909)    65,765        (24,388)       1,313,862        104,173
                                   -----------  -----------   --------      ---------       -----------    -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....      30,032       11,683      3,677            431           22,137         15,909
  Annuity Payments................      (8,453)     (16,710)         0              0           (9,411)             0
  Surrenders, withdrawals and
   death benefits.................  (1,402,415)  (1,407,904)   (34,276)      (124,939)      (1,502,543)    (1,585,027)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (379,451)  (2,553,192)   (68,194)       (95,065)        (490,741)      (202,395)
  Withdrawal and other charges....     (26,175)     (28,141)      (691)          (814)         (22,454)       (23,760)
                                   -----------  -----------   --------      ---------       -----------    -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  (1,786,461)  (3,994,264)   (99,484)      (220,387)      (2,003,012)    (1,795,273)
                                   -----------  -----------   --------      ---------       -----------    -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................    (504,462)  (4,376,173)   (33,719)      (244,775)        (689,150)    (1,691,100)

NET ASSETS
  Beginning of period.............   9,693,716   14,069,889    422,958        667,733        9,167,959     10,859,059
                                   -----------  -----------   --------      ---------       -----------    -----------
  End of period................... $ 9,189,254  $ 9,693,716   $389,239      $ 422,958      $ 8,478,809    $ 9,167,959
                                   ===========  ===========   ========      =========       ===========    ===========

  Beginning units.................   5,635,542    7,783,323    428,077        679,019        4,764,169      5,711,766
                                   -----------  -----------   --------      ---------       -----------    -----------
  Units issued....................     130,535      218,571     22,814         21,611           98,067        441,164
  Units redeemed..................  (1,084,545)  (2,366,352)   (96,712)      (272,553)      (1,020,320)    (1,388,761)
                                   -----------  -----------   --------      ---------       -----------    -----------
  Ending units....................   4,681,532    5,635,542    354,179        428,077        3,841,916      4,764,169
                                   ===========  ===========   ========      =========       ===========    ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A25

                                       SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------
PRUDENTIAL SP INTERNATIONAL PRUDENTIAL SP INTERNATIONAL     AST GOLDMAN SACHS        AST AMERICAN CENTURY
    GROWTH PORTFOLIO            VALUE PORTFOLIO         LARGE-CAP VALUE PORTFOLIO INCOME & GROWTH PORTFOLIO
--------------------------  --------------------------  ------------------------  -------------------------
01/01/2012     01/01/2011   01/01/2012    01/01/2011     01/01/2012   01/01/2011   01/01/2012    01/01/2011
    TO             TO           TO            TO             TO           TO           TO            TO
12/31/2012     12/31/2011   12/31/2012    12/31/2011     12/31/2012   12/31/2011  05/04/2012**   12/31/2011
----------    -----------   ----------    ----------    -----------  -----------  ------------  -----------
$  (24,673)   $    (8,300)  $   28,036    $   26,707    $   (70,264) $   (49,501) $    (85,753) $   (61,643)
         0              0            0             0              0            0             0            0
  (172,428)      (191,568)    (250,350)     (136,178)       207,666     (653,090)    1,719,868     (269,379)
   695,469       (329,966)     577,066      (326,788)     1,644,817     (554,749)     (604,836)    (139,033)
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------

   498,369       (529,834)     354,752      (436,259)     1,782,220   (1,257,340)    1,029,280     (470,055)
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------

     5,652          4,968        1,398        24,408      2,844,015    5,343,435     2,744,549    6,263,169
    (8,681)             0            0             0              0            0             0            0
  (366,654)      (539,931)    (644,116)     (588,596)      (284,923)     (98,151)      (67,401)    (391,179)
  (129,624)      (151,614)      30,184        35,069      2,041,671   (2,583,179)  (14,838,280)  (1,914,870)
    (6,366)        (6,878)      (5,568)       (6,217)      (109,002)     (57,870)      (44,059)     (74,321)
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------

  (505,673)      (693,455)    (618,101)     (535,336)     4,491,760    2,604,235   (12,205,191)   3,882,799
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------

    (7,305)    (1,223,289)    (263,349)     (971,595)     6,273,980    1,346,895   (11,175,911)   3,412,744
 2,649,644      3,872,933    2,637,567     3,609,162      8,530,502    7,183,607    11,175,911    7,763,167
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------
$2,642,339    $ 2,649,644   $2,374,218    $2,637,567    $14,804,482  $ 8,530,502  $         (0) $11,175,911
 ==========   ===========    ==========    ==========   ===========  ===========  ============  ===========

 2,217,408      2,752,691    1,944,492     2,287,701        906,605      721,811     1,060,852      767,043
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------
    59,139        107,559      122,797       117,961        993,076    1,199,167       554,112    1,307,129
  (425,786)      (642,842)    (533,795)     (461,170)      (586,982)  (1,014,373)   (1,614,964)  (1,013,320)
 ----------   -----------    ----------    ----------   -----------  -----------  ------------  -----------
 1,850,761      2,217,408    1,533,494     1,944,492      1,312,699      906,605             0    1,060,852
 ==========   ===========    ==========    ==========   ===========  ===========  ============  ===========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A26

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                      SUBACCOUNTS
                                   --------------------------------------------------------------------------------

                                    AST SCHRODERS MULTI-ASSET     AST COHEN & STEERS      AST J.P. MORGAN STRATEGIC
                                   WORLD STRATEGIES PORTFOLIO      REALTY PORTFOLIO        OPPORTUNITIES PORTFOLIO
                                   --------------------------  ------------------------  --------------------------
                                    01/01/2012    01/01/2011    01/01/2012   01/01/2011   01/01/2012    01/01/2011
                                        TO            TO            TO           TO           TO            TO
                                    12/31/2012    12/31/2011    12/31/2012   12/31/2011   12/31/2012    12/31/2011
                                   ------------  ------------  -----------  -----------  ------------  ------------
OPERATIONS
  Net investment income (loss).... $    404,876  $   (101,547) $   (55,904) $   (85,685) $   (243,621) $   (623,603)
  Capital gains distributions
   received.......................            0       979,487            0            0             0             0
  Realized gain (loss) on shares
   redeemed.......................      649,719    (2,016,922)     351,957     (235,309)      952,250       417,664
  Net change in unrealized gain
   (loss) on investments..........    9,970,290    (7,873,818)   1,237,297       79,302     8,423,788    (2,330,731)
                                   ------------  ------------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   11,024,886    (9,012,800)   1,533,349     (241,692)    9,132,418    (2,536,670)
                                   ------------  ------------  -----------  -----------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   37,276,063    60,348,216    4,816,165    5,729,775    44,166,088    36,420,477
  Annuity Payments................            0             0            0            0             0             0
  Surrenders, withdrawals and
   death benefits.................   (1,495,720)   (1,052,475)    (249,888)    (197,722)   (2,054,688)   (1,759,666)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   13,008,868   (20,658,177)   3,291,874   (1,936,649)    8,968,274   (14,711,557)
  Withdrawal and other charges....   (1,285,710)     (761,692)    (116,674)     (52,078)     (929,387)     (509,960)
                                   ------------  ------------  -----------  -----------  ------------  ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   47,503,500    37,875,872    7,741,478    3,543,326    50,150,287    19,439,294
                                   ------------  ------------  -----------  -----------  ------------  ------------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   58,528,386    28,863,072    9,274,827    3,301,634    59,282,705    16,902,624

NET ASSETS
  Beginning of period.............  105,293,592    76,430,520    9,555,425    6,253,791    85,179,205    68,276,581
                                   ------------  ------------  -----------  -----------  ------------  ------------
  End of period................... $163,821,978  $105,293,592  $18,830,252  $ 9,555,425  $144,461,910  $ 85,179,205
                                   ============  ============  ===========  ===========  ============  ============

  Beginning units.................   10,204,353     7,044,852      780,293      542,367     8,024,460     6,294,008
                                   ------------  ------------  -----------  -----------  ------------  ------------
  Units issued....................    9,652,968    11,330,820    1,081,053    1,038,140     6,923,305     6,101,049
  Units redeemed..................   (5,308,689)   (8,171,319)    (510,408)    (800,214)   (2,396,347)   (4,370,597)
                                   ------------  ------------  -----------  -----------  ------------  ------------
  Ending units....................   14,548,632    10,204,353    1,350,938      780,293    12,551,418     8,024,460
                                   ============  ============  ===========  ===========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A27

                                       SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------
                                                           AST FEDERATED
  AST BLACKROCK VALUE           AST HIGH YIELD           AGGRESSIVE GROWTH        AST MID-CAP VALUE
       PORTFOLIO                   PORTFOLIO                 PORTFOLIO                PORTFOLIO
-----------------------    ------------------------  ------------------------  -----------------------
 01/01/2012    01/01/2011   01/01/2012   01/01/2011   01/01/2012   01/01/2011  01/01/2012   01/01/2011
     TO            TO           TO           TO           TO           TO          TO           TO
 12/31/2012    12/31/2011   12/31/2012   12/31/2011   12/31/2012   12/31/2011  12/31/2012   12/31/2011
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------
$   (70,782)   $  (57,433) $   736,594  $   520,629  $  (212,143) $  (120,111) $ (107,332) $   (70,121)
          0             0            0            0            0            0      32,967            0
     80,094      (427,702)     198,589     (156,595)     297,998   (1,802,400)    217,403     (275,890)
    907,248      (196,127)     970,177     (336,919)   1,502,577   (1,242,562)    959,471     (586,466)
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------

    916,560      (681,262)   1,905,360       27,115    1,588,431   (3,165,073)  1,102,509     (932,477)
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------

  5,643,379     3,275,428    7,074,932    5,235,872    2,989,729    3,475,193   1,744,830    2,723,023
          0             0            0            0            0            0           0            0
   (254,233)      (82,293)    (381,666)    (387,782)    (225,401)    (224,026)   (143,938)    (108,091)
  1,425,213      (217,672)   1,718,258   (2,447,600)   1,648,669    3,649,330   1,253,242   (1,146,512)
    (91,110)      (30,120)    (136,094)     (61,966)    (109,089)     (63,894)    (69,515)     (42,808)
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------

  6,723,248     2,945,343    8,275,429    2,338,524    4,303,908    6,836,603   2,784,620    1,425,612
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------

  7,639,807     2,264,081   10,180,790    2,365,639    5,892,340    3,671,530   3,887,130      493,135
  6,050,008     3,785,927   11,409,719    9,044,080    8,661,558    4,990,028   5,953,093    5,459,958
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------
$13,689,815    $6,050,008  $21,590,509  $11,409,719  $14,553,898  $ 8,661,558  $9,840,223  $ 5,953,093
===========    ==========  ===========  ===========  ===========  ===========  ==========  ===========

    595,589       369,225    1,019,827      811,608      859,377      423,446     549,671      480,961
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------
  1,160,030       980,364    1,420,063      953,794    1,165,100    1,783,808     630,666      786,129
   (561,841)     (754,000)    (702,733)    (745,575)    (801,422)  (1,347,877)   (402,263)    (717,419)
-----------    ----------  -----------  -----------  -----------  -----------  ----------  -----------
  1,193,778       595,589    1,737,157    1,019,827    1,223,055      859,377     778,074      549,671
===========    ==========  ===========  ===========  ===========  ===========  ==========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A28

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                   SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                                               AST GOLDMAN SACHS
                                     AST SMALL-CAP VALUE      CONCENTRATED GROWTH        AST GOLDMAN SACHS
                                          PORTFOLIO                PORTFOLIO         MID-CAP GROWTH PORTFOLIO
                                   ----------------------  ------------------------  ------------------------
                                   01/01/2012  01/01/2011   01/01/2012   01/01/2011   01/01/2012   01/01/2011
                                       TO          TO           TO           TO           TO           TO
                                   12/31/2012  12/31/2011   12/31/2012   12/31/2011   12/31/2012   12/31/2011
                                   ----------  ----------  -----------  -----------  -----------  -----------
OPERATIONS
  Net investment income (loss).... $  (98,616) $  (70,152) $  (181,799) $  (149,862) $  (288,568) $  (207,851)
  Capital gains distributions
   received.......................          0           0            0            0    1,788,797      741,248
  Realized gain (loss) on shares
   redeemed.......................    186,176    (361,914)     394,306     (116,211)     288,440     (824,237)
  Net change in unrealized gain
   (loss) on investments..........    877,635    (565,184)   1,585,979     (915,576)     535,464   (1,344,424)
                                   ----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    965,195    (997,250)   1,798,487   (1,181,649)   2,324,133   (1,635,264)
                                   ----------  ----------  -----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  1,777,347   1,942,517    2,952,834    5,288,197    5,508,334    6,626,317
  Annuity Payments................          0           0            0            0            0            0
  Surrenders, withdrawals and
   death benefits.................   (184,699)   (200,487)    (168,124)    (727,377)    (292,132)    (514,525)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    881,883    (487,086)   2,431,162   (3,382,134)   3,006,718   (4,211,860)
  Withdrawal and other charges....    (57,402)    (35,081)    (105,228)     (66,657)    (145,060)     (82,650)
                                   ----------  ----------  -----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  2,417,128   1,219,863    5,110,645    1,112,029    8,077,860    1,817,282
                                   ----------  ----------  -----------  -----------  -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  3,382,323     222,613    6,909,132      (69,620)  10,401,992      182,018

NET ASSETS
  Beginning of period.............  5,461,308   5,238,695    8,999,026    9,068,646   11,358,598   11,176,580
                                   ----------  ----------  -----------  -----------  -----------  -----------
  End of period................... $8,843,631  $5,461,308  $15,908,158  $ 8,999,026  $21,760,590  $11,358,598
                                   ==========  ==========  ===========  ===========  ===========  ===========

  Beginning units.................    521,742     463,947      872,417      824,975    1,007,755      933,653
                                   ----------  ----------  -----------  -----------  -----------  -----------
  Units issued....................    593,744     742,343    1,028,879    1,136,403    1,401,054    1,397,818
  Units redeemed..................   (388,493)   (684,548)    (588,331)  (1,088,961)    (749,621)  (1,323,716)
                                   ----------  ----------  -----------  -----------  -----------  -----------
  Ending units....................    726,993     521,742    1,312,965      872,417    1,659,188    1,007,755
                                   ==========  ==========  ===========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A29

                                        SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------
                                 AST LORD ABBETT
   AST LARGE-CAP VALUE          CORE FIXED INCOME     AST MARSICO CAPITAL GROWTH      AST MFS GROWTH
        PORTFOLIO                   PORTFOLIO                 PORTFOLIO                  PORTFOLIO
------------------------    ------------------------  ------------------------   ------------------------
 01/01/2012     01/01/2011   01/01/2012   01/01/2011   01/01/2012    01/01/2011   01/01/2012   01/01/2011
     TO             TO           TO           TO           TO            TO           TO           TO
 12/31/2012     12/31/2011   12/31/2012   12/31/2011   12/31/2012    12/31/2011   12/31/2012   12/31/2011
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------
$   185,440    $   (22,121) $  (152,258) $   (11,283) $  (352,155)  $  (284,183) $  (134,732) $   (60,226)
          0              0      851,791            0            0             0            0            0
    (56,104)      (450,623)     218,595      311,717      673,619      (313,211)     203,666       (2,894)
  1,321,717       (100,386)     321,933      534,735    1,569,539    (1,384,872)     890,109     (277,215)
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------

  1,451,053       (573,130)   1,240,062      835,169    1,891,002    (1,982,266)     959,043     (340,335)
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------

  5,815,944      3,021,721   19,015,635   10,038,354    7,357,094    10,131,331    2,752,709    2,714,326
     (3,162)             0            0            0            0             0            0            0
   (364,054)      (668,652)    (729,647)    (825,159)    (804,069)     (306,361)    (123,992)     (86,834)
    585,699     (1,100,770)   2,948,375    1,764,030    3,500,918    (5,973,079)   2,468,415   (1,554,871)
    (87,661)       (29,588)    (264,759)     (60,975)    (226,628)     (133,581)     (68,163)     (33,371)
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------

  5,946,765      1,222,711   20,969,603   10,916,250    9,827,316     3,718,310    5,028,970    1,039,250
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------

  7,397,818        649,581   22,209,665   11,751,419   11,718,318     1,736,044    5,988,013      698,915

  7,376,737      6,727,156   18,984,628    7,233,209   18,293,433    16,557,389    4,779,596    4,080,681
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------
$14,774,555    $ 7,376,737  $41,194,293  $18,984,628  $30,011,751   $18,293,433  $10,767,609  $ 4,779,596
===========    ===========  ===========  ===========  ===========   ===========  ===========  ===========

    840,825        748,300    1,575,997      612,139    1,718,281     1,533,930      455,535      382,342
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------
    931,282        598,324    3,018,361    1,562,949    2,053,244     2,296,032      754,551      518,096
   (354,684)      (505,799)  (1,241,846)    (599,091)  (1,228,269)   (2,111,681)    (316,091)    (444,903)
-----------    -----------  -----------  -----------  -----------   -----------  -----------  -----------
  1,417,423        840,825    3,352,512    1,575,997    2,543,256     1,718,281      893,995      455,535
===========    ===========  ===========  ===========  ===========   ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A30

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                    SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                     AST NEUBERGER BERMAN    AST NEUBERGER BERMAN / LSV AST PIMCO LIMITED MATURITY
                                   MID-CAP GROWTH PORTFOLIO   MID-CAP VALUE PORTFOLIO        BOND PORTFOLIO
                                   ------------------------  ------------------------   ------------------------
                                    01/01/2012   01/01/2011   01/01/2012    01/01/2011   01/01/2012    01/01/2011
                                        TO           TO           TO            TO           TO            TO
                                    12/31/2012   12/31/2011   12/31/2012    12/31/2011   12/31/2012    12/31/2011
                                   -----------  -----------  -----------   -----------  -----------   -----------
OPERATIONS
  Net investment income (loss).... $  (270,677) $  (177,994) $   (99,298)  $   (66,570) $   (70,868)  $   (99,497)
  Capital gains distributions
   received.......................           0            0            0             0      633,956       241,403
  Realized gain (loss) on shares
   redeemed.......................     384,771      (47,566)     227,472      (531,932)      (8,495)      (37,787)
  Net change in unrealized gain
   (loss) on investments..........   1,045,463     (609,919)   1,438,918      (584,289)      44,946       (23,378)
                                   -----------  -----------  -----------   -----------  -----------   -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   1,159,558     (835,479)   1,567,091    (1,182,791)     599,540        80,741
                                   -----------  -----------  -----------   -----------  -----------   -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   5,440,294    7,444,595    3,987,738     6,071,614    5,519,365     5,251,205
  Annuity Payments................           0            0            0             0            0             0
  Surrenders, withdrawals and
   death benefits.................    (314,385)    (249,444)    (158,864)     (182,710)    (663,167)     (421,133)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   3,183,156   (4,334,035)   1,863,335    (3,165,526)     889,017    (1,772,728)
  Withdrawal and other charges....    (144,182)     (67,889)    (114,489)      (60,982)    (153,241)      (92,132)
                                   -----------  -----------  -----------   -----------  -----------   -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   8,164,882    2,793,227    5,577,720     2,662,396    5,591,973     2,965,212
                                   -----------  -----------  -----------   -----------  -----------   -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   9,324,440    1,957,748    7,144,811     1,479,605    6,191,512     3,045,953

NET ASSETS
  Beginning of period.............  10,192,969    8,235,221    8,617,159     7,137,554   15,100,283    12,054,330
                                   -----------  -----------  -----------   -----------  -----------   -----------
  End of period................... $19,517,409  $10,192,969  $15,761,970   $ 8,617,159  $21,291,795   $15,100,283
                                   ===========  ===========  ===========   ===========  ===========   ===========

  Beginning units.................     862,295      693,749      816,821       658,507    1,418,816     1,124,091
                                   -----------  -----------  -----------   -----------  -----------   -----------
  Units issued....................   1,337,855    1,308,598    1,096,010     1,207,025    1,616,173     1,062,393
  Units redeemed..................    (689,455)  (1,140,052)    (624,134)   (1,048,711)  (1,074,032)     (767,668)
                                   -----------  -----------  -----------   -----------  -----------   -----------
  Ending units....................   1,510,695      862,295    1,288,697       816,821    1,960,957     1,418,816
                                   ===========  ===========  ===========   ===========  ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A31

                                        SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------
AST T. ROWE PRICE EQUITY    AST QMA US EQUITY ALPHA AST T. ROWE PRICE NATURAL   AST T. ROWE PRICE ASSET
    INCOME PORTFOLIO               PORTFOLIO           RESOURCES PORTFOLIO       ALLOCATION PORTFOLIO
------------------------    ----------------------  ------------------------  --------------------------
 01/01/2012     01/01/2011  01/01/2012  01/01/2011   01/01/2012   01/01/2011   01/01/2012    01/01/2011
     TO             TO          TO          TO           TO           TO           TO            TO
 12/31/2012     12/31/2011  12/31/2012  12/31/2011   12/31/2012   12/31/2011   12/31/2012    12/31/2011
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------
$  (219,492)   $   (44,498) $  (53,984) $  (26,663) $  (337,592) $  (256,436) $ (1,817,234) $ (1,322,347)
          0              0           0           0            0            0     3,244,064             0
    272,418       (527,438)    210,908     (89,648)    (938,086)  (1,798,291)    3,780,200    (1,970,220)
  1,711,409       (281,119)    534,982     (41,070)   1,295,662   (4,185,345)   34,237,999    (5,886,549)
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------

  1,764,335       (853,055)    691,906    (157,381)      19,984   (6,240,072)   39,445,029    (9,179,116)
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------

  8,624,956      4,032,977   1,332,704   1,840,607    6,210,183   11,103,654   214,432,893   155,649,906
          0              0           0           0            0            0       (47,765)            0
   (310,353)      (337,801)   (101,406)    (44,525)    (807,838)  (1,006,363)   (6,278,599)   (3,334,779)
  3,750,355     (2,541,219)  2,217,682    (840,694)   4,381,151   (4,234,588)   42,569,080   (56,199,920)
   (133,663)       (50,937)    (45,713)    (15,761)    (219,845)    (155,135)   (3,593,349)   (1,551,070)
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------

 11,931,296      1,103,020   3,403,267     939,627    9,563,652    5,707,568   247,082,261    94,564,137
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------

 13,695,630        249,965   4,095,173     782,246    9,583,636     (532,504)  286,527,290    85,385,021

  7,093,624      6,843,659   3,025,276   2,243,030   20,366,272   20,898,776   264,164,701   178,779,680
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------
$20,789,254    $ 7,093,624  $7,120,449  $3,025,276  $29,949,908  $20,366,272  $550,691,991  $264,164,701
===========    ===========  ==========  ==========  ===========  ===========  ============  ============

    750,360        718,108     293,943     231,238    2,023,534    1,711,435    24,391,241    16,475,879
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------
  1,774,359        931,581     625,878     348,921    2,695,125    2,914,961    31,324,650    25,775,367
   (666,433)      (899,329)   (353,178)   (286,216)  (1,754,320)  (2,602,862)  (10,054,069)  (17,860,005)
-----------    -----------  ----------  ----------  -----------  -----------  ------------  ------------
  1,858,286        750,360     566,643     293,943    2,964,339    2,023,534    45,661,822    24,391,241
===========    ===========  ==========  ==========  ===========  ===========  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A32

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                    SUBACCOUNTS
                                   ----------------------------------------------------------------------------
                                     AST MFS GLOBAL EQUITY   AST JPMORGAN INTERNATIONAL AST T. ROWE PRICE GLOBAL
                                           PORTFOLIO             EQUITY PORTFOLIO            BOND PORTFOLIO
                                   ------------------------  ------------------------   ------------------------
                                    01/01/2012   01/01/2011   01/01/2012    01/01/2011   01/01/2012   01/01/2011
                                        TO           TO           TO            TO           TO           TO
                                    12/31/2012   12/31/2011   12/31/2012    12/31/2011   12/31/2012   12/31/2011
                                   -----------  -----------  -----------   -----------  -----------  -----------
OPERATIONS
  Net investment income (loss).... $   (69,267) $   (96,593) $     4,158   $   (33,371) $   113,393  $   122,197
  Capital gains distributions
   received.......................           0            0            0             0      251,729       85,984
  Realized gain (loss) on shares
   redeemed.......................     243,678     (202,245)      47,047      (989,607)      31,346      132,783
  Net change in unrealized gain
   (loss) on investments..........   1,903,728     (669,993)   2,750,619    (1,560,593)     118,159      (58,783)
                                   -----------  -----------  -----------   -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   2,078,139     (968,831)   2,801,824    (2,583,571)     514,628      282,181
                                   -----------  -----------  -----------   -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   3,825,529    4,493,172    2,964,945     6,305,033    4,433,992    4,731,334
  Annuity Payments................           0            0            0             0            0            0
  Surrenders, withdrawals and
   death benefits.................    (212,833)    (160,572)    (297,787)     (201,509)    (366,680)    (457,696)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   1,392,047   (2,253,663)   2,387,662    (4,053,547)   1,803,030   (2,150,494)
  Withdrawal and other charges....    (102,160)     (61,181)    (151,038)     (102,857)    (129,720)     (71,963)
                                   -----------  -----------  -----------   -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   4,902,583    2,017,756    4,903,783     1,947,120    5,740,622    2,051,181
                                   -----------  -----------  -----------   -----------  -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   6,980,722    1,048,925    7,705,607      (636,451)   6,255,249    2,333,362

NET ASSETS
  Beginning of period.............   7,785,786    6,736,861   12,053,672    12,690,123   11,416,125    9,082,763
                                   -----------  -----------  -----------   -----------  -----------  -----------
  End of period................... $14,766,508  $ 7,785,786  $19,759,279   $12,053,672  $17,671,374  $11,416,125
                                   ===========  ===========  ===========   ===========  ===========  ===========

  Beginning units.................     738,448      600,071    1,313,564     1,247,253    1,035,375      830,176
                                   -----------  -----------  -----------   -----------  -----------  -----------
  Units issued....................     952,255    1,010,799    1,468,296     1,623,775    1,064,529    1,096,729
  Units redeemed..................    (522,146)    (872,422)    (993,889)   (1,557,464)    (528,441)    (891,530)
                                   -----------  -----------  -----------   -----------  -----------  -----------
  Ending units....................   1,168,557      738,448    1,787,971     1,313,564    1,571,463    1,035,375
                                   ===========  ===========  ===========   ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A33

                                           SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
AST WELLINGTON MANAGEMENT    AST CAPITAL GROWTH ASSET     AST ACADEMIC STRATEGIES       AST BALANCED ASSET
 HEDGED EQUITY PORTFOLIO       ALLOCATION PORTFOLIO     ASSET ALLOCATION PORTFOLIO     ALLOCATION PORTFOLIO
------------------------    --------------------------  --------------------------  --------------------------
 01/01/2012     01/01/2011   01/01/2012    01/01/2011    01/01/2012    01/01/2011    01/01/2012    01/01/2011
     TO             TO           TO            TO            TO            TO            TO            TO
 12/31/2012     12/31/2011   12/31/2012    12/31/2011    12/31/2012    12/31/2011    12/31/2012    12/31/2011
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------
$  (406,446)   $  (152,571) $ (2,740,809) $ (3,000,937) $ (2,483,084) $ (3,129,060) $ (3,559,473) $ (3,849,946)
          0              0             0             0             0             0    13,537,034             0
    256,583         26,689     4,530,791    (2,357,253)    3,262,162    (1,423,314)    5,104,906     2,153,974
  2,226,379       (630,011)   25,645,314   (14,290,332)   27,729,344   (13,767,759)   26,157,340   (17,882,809)
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------

  2,076,516       (755,893)   27,435,296   (19,648,522)   28,508,422   (18,320,133)   41,239,807   (19,578,781)
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------

 20,838,896      8,089,423    72,208,643    93,007,685    55,680,594    84,558,699   119,037,626   135,261,534
          0              0             0             0             0             0      (290,287)            0
   (804,594)      (627,606)   (5,788,675)   (4,423,529)   (7,387,563)   (4,974,573)  (12,798,215)  (11,305,561)
  1,630,113        (35,642)   29,001,937   (67,834,244)   24,725,926   (42,666,476)   35,715,392   (79,705,786)
   (205,755)       (34,483)   (2,111,004)   (1,306,210)   (2,100,596)   (1,340,353)   (3,503,930)   (2,095,358)
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------

 21,458,660      7,391,692    93,310,901    19,443,702    70,918,360    35,577,297   138,160,586    42,154,829
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------

 23,535,176      6,635,799   120,746,197      (204,820)   99,426,783    17,257,164   179,400,393    22,576,048

 16,414,783      9,778,984   216,804,339   217,009,159   249,345,914   232,088,750   352,781,945   330,205,897
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------
$39,949,959    $16,414,783  $337,550,536  $216,804,339  $348,772,697  $249,345,914  $532,182,338  $352,781,945
===========    ===========  ============  ============  ============  ============  ============  ============

  1,819,065      1,007,356    21,420,963    20,678,461    24,615,273    22,015,759    33,653,172    30,549,180
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------
  3,077,000      1,506,674    19,557,007    19,760,641    15,687,528    17,796,492    24,461,209    25,446,956
   (796,004)      (694,965)  (11,330,180)  (19,018,139)   (9,310,172)  (15,196,978)  (12,191,054)  (22,342,964)
-----------    -----------  ------------  ------------  ------------  ------------  ------------  ------------
  4,100,061      1,819,065    29,647,790    21,420,963    30,992,629    24,615,273    45,923,327    33,653,172
===========    ===========  ============  ============  ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A34

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                       SUBACCOUNTS
                                   ------------------------------------------------------------------------------------
                                     AST PRESERVATION ASSET     AST FIRST TRUST BALANCED     AST FIRST TRUST CAPITAL
                                      ALLOCATION PORTFOLIO          TARGET PORTFOLIO       APPRECIATION TARGET PORTFOLIO
                                   --------------------------  --------------------------  ----------------------------
                                    01/01/2012    01/01/2011    01/01/2012    01/01/2011    01/01/2012     01/01/2011
                                        TO            TO            TO            TO            TO             TO
                                    12/31/2012    12/31/2011    12/31/2012    12/31/2011    12/31/2012     12/31/2011
                                   ------------  ------------  ------------  ------------  ------------   ------------
OPERATIONS
  Net investment income (loss).... $ (2,136,461) $ (1,871,297) $    375,149  $     53,875  $   (741,403)  $   (625,646)
  Capital gains distributions
   received.......................   19,769,310             0             0             0             0              0
  Realized gain (loss) on shares
   redeemed.......................    1,988,511     2,465,464     1,121,650    (3,011,507)    1,325,613     (5,279,801)
  Net change in unrealized gain
   (loss) on investments..........    6,895,289    (3,977,122)   12,984,047    (6,154,694)   13,624,196    (11,932,967)
                                   ------------  ------------  ------------  ------------  ------------   ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   26,516,649    (3,382,955)   14,480,847    (9,112,326)   14,208,406    (17,838,414)
                                   ------------  ------------  ------------  ------------  ------------   ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  144,317,246   116,740,663    84,911,024    81,273,329    73,832,500     84,854,477
  Annuity Payments................            0             0       (17,014)            0             0              0
  Surrenders, withdrawals and
   death benefits.................  (10,106,230)   (7,602,615)   (3,229,994)   (1,935,981)   (2,120,772)    (1,236,721)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    2,449,967   (42,561,992)   15,264,086   (30,458,071)   24,654,609    (49,562,091)
  Withdrawal and other charges....   (2,638,158)   (1,391,361)   (1,693,589)     (812,420)   (1,540,896)      (814,608)
                                   ------------  ------------  ------------  ------------  ------------   ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  134,022,826    65,184,695    95,234,511    48,066,857    94,825,441     33,241,057
                                   ------------  ------------  ------------  ------------  ------------   ------------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  160,539,474    61,801,740   109,715,359    38,954,531   109,033,847     15,402,643

NET ASSETS
  Beginning of period.............  266,300,550   204,498,810   138,312,744    99,358,213   113,082,406     97,679,763
                                   ------------  ------------  ------------  ------------  ------------   ------------
  End of period................... $426,840,024  $266,300,550  $248,028,103  $138,312,744  $222,116,253   $113,082,406
                                   ============  ============  ============  ============  ============   ============

  Beginning units.................   24,615,353    18,568,295    13,265,213     9,356,812    11,105,442      9,120,677
                                   ------------  ------------  ------------  ------------  ------------   ------------
  Units issued....................   18,123,219    16,496,730    14,709,530    13,675,653    16,010,851     15,611,746
  Units redeemed..................   (6,083,299)  (10,449,672)   (6,304,900)   (9,767,252)   (7,710,037)   (13,626,981)
                                   ------------  ------------  ------------  ------------  ------------   ------------
  Ending units....................   36,655,273    24,615,353    21,669,843    13,265,213    19,406,256     11,105,442
                                   ============  ============  ============  ============  ============   ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A35

                                          SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------
       AST ADVANCED           AST T. ROWE PRICE LARGE-CAP      AST MONEY MARKET         AST SMALL-CAP GROWTH
   STRATEGIES PORTFOLIO           GROWTH PORTFOLIO                 PORTFOLIO                  PORTFOLIO
--------------------------    --------------------------  --------------------------  ------------------------
 01/01/2012      01/01/2011    01/01/2012    01/01/2011    01/01/2012    01/01/2011    01/01/2012   01/01/2011
     TO              TO            TO            TO            TO            TO            TO           TO
 12/31/2012      12/31/2011    12/31/2012    12/31/2011    12/31/2012    12/31/2011    12/31/2012   12/31/2011
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------
$ (1,125,737)   $ (1,109,068) $  (450,257)  $  (277,130)  $   (331,816) $   (284,412) $  (200,792) $  (124,005)
     978,632               0            0             0              0             0            0            0
   2,685,004      (2,073,998)     595,258      (119,297)             0             0      232,825       43,373
  25,417,674      (6,404,600)   2,690,050    (1,259,418)             0             0      828,600     (609,710)
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------

  27,955,573      (9,587,666)   2,835,051    (1,655,845)      (331,816)     (284,412)     860,633     (690,342)
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------

 145,489,069     114,822,906    9,462,528     9,316,934      9,847,041    23,134,838    3,444,336    4,035,279
     (35,236)              0       (3,126)            0              0             0       (3,992)           0
  (4,458,320)     (2,259,599)    (604,612)     (385,324)   (21,332,031)  (11,068,116)    (457,867)    (269,956)
  30,640,009     (48,268,209)   6,954,363    (4,702,726)     9,993,186    (2,642,568)   2,353,980   (1,452,427)
  (2,447,999)     (1,068,296)    (226,310)     (107,883)      (141,855)      (99,847)     (92,306)     (38,817)
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------

 169,187,523      63,226,802   15,582,842     4,121,001     (1,633,659)    9,324,307    5,244,151    2,274,079
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------

 197,143,096      53,639,136   18,417,893     2,465,156     (1,965,475)    9,039,895    6,104,784    1,583,737

 182,811,037     129,171,901   16,199,304    13,734,148     21,882,063    12,842,168    7,766,322    6,182,585
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------
$379,954,133    $182,811,037  $34,617,197   $16,199,304   $ 19,916,588  $ 21,882,063  $13,871,106  $ 7,766,322
============    ============  ===========   ===========   ============  ============  ===========  ===========

  17,018,736      11,836,902    1,502,529     1,232,550      2,221,281     1,273,760      646,526      507,079
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------
  22,776,358      19,064,231    2,333,677     1,850,572      4,261,909     5,570,243      849,316      770,237
  (8,172,654)    (13,882,397)  (1,062,847)   (1,580,593)    (4,427,038)   (4,622,722)    (460,220)    (630,790)
------------    ------------  -----------   -----------   ------------  ------------  -----------  -----------
  31,622,440      17,018,736    2,773,359     1,502,529      2,056,152     2,221,281    1,035,622      646,526
============    ============  ===========   ===========   ============  ============  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A36

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                    SUBACCOUNTS
                                   -----------------------------------------------------------------------------
                                     AST PIMCO TOTAL RETURN    AST INTERNATIONAL VALUE  AST INTERNATIONAL GROWTH
                                         BOND PORTFOLIO               PORTFOLIO                 PORTFOLIO
                                   --------------------------  -----------------------  ------------------------
                                    01/01/2012    01/01/2011   01/01/2012   01/01/2011   01/01/2012   01/01/2011
                                        TO            TO           TO           TO           TO           TO
                                    12/31/2012    12/31/2011   12/31/2012   12/31/2011   12/31/2012   12/31/2011
                                   ------------  ------------  ----------  -----------  -----------  -----------
OPERATIONS
  Net investment income (loss).... $  1,844,475  $    350,620  $   26,624  $   (10,049) $   (63,501) $   (81,061)
  Capital gains distributions
   received.......................    2,122,034     5,614,561           0            0            0            0
  Realized gain (loss) on shares
   redeemed.......................    1,368,839      (984,745)    (88,699)    (507,100)      46,543     (773,683)
  Net change in unrealized gain
   (loss) on investments..........    9,112,176    (2,390,884)    833,703     (628,081)   1,639,718     (972,097)
                                   ------------  ------------  ----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   14,447,524     2,589,552     771,628   (1,145,230)   1,622,760   (1,826,841)
                                   ------------  ------------  ----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   57,662,141    68,227,812   1,533,076    3,175,404    3,985,388    4,376,264
  Annuity Payments................      (79,548)      (36,580)          0            0            0            0
  Surrenders, withdrawals and
   death benefits.................   (6,778,735)   (7,624,810)   (164,835)     (67,398)    (120,987)     (92,634)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   29,400,681   (42,240,369)    819,994   (1,727,225)     280,466   (1,576,773)
  Withdrawal and other charges....   (1,621,879)     (944,155)    (52,636)     (31,704)     (99,214)     (46,956)
                                   ------------  ------------  ----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   78,582,661    17,381,898   2,135,599    1,349,077    4,045,654    2,659,901
                                   ------------  ------------  ----------  -----------  -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   93,030,185    19,971,450   2,907,227      203,847    5,668,414      833,060

NET ASSETS
  Beginning of period.............  154,437,971   134,466,521   4,480,177    4,276,330    7,164,025    6,330,965
                                   ------------  ------------  ----------  -----------  -----------  -----------
  End of period................... $247,468,156  $154,437,971  $7,387,404  $ 4,480,177  $12,832,439  $ 7,164,025
                                   ============  ============  ==========  ===========  ===========  ===========

  Beginning units.................   14,092,072    12,278,400     494,113      408,114      784,260      592,727
                                   ------------  ------------  ----------  -----------  -----------  -----------
  Units issued....................   13,551,715    12,896,311     581,282      677,919    1,092,732    1,177,939
  Units redeemed..................   (6,418,981)  (11,082,639)   (369,855)    (591,920)    (671,935)    (986,406)
                                   ------------  ------------  ----------  -----------  -----------  -----------
  Ending units....................   21,224,806    14,092,072     705,540      494,113    1,205,057      784,260
                                   ============  ============  ==========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A37

                                        SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------
NVIT DEVELOPING MARKETS   AST INVESTMENT GRADE BOND   AST WESTERN ASSET CORE PLUS
         FUND                     PORTFOLIO                BOND PORTFOLIO          AST BOND PORTFOLIO 2018
----------------------   ---------------------------  --------------------------  ------------------------
01/01/2012   01/01/2011    01/01/2012    01/01/2011    01/01/2012    01/01/2011    01/01/2012   01/01/2011
    TO           TO            TO            TO            TO            TO            TO           TO
12/31/2012   12/31/2011    12/31/2012    12/31/2011    12/31/2012    12/31/2011    12/31/2012   12/31/2011
----------  -----------  -------------  ------------  -----------   -----------   -----------  -----------
 $ (9,963)  $   (13,199) $  (1,181,495) $ (3,849,425) $   605,183   $   334,164   $  (363,913) $  (177,515)
        0             0      5,700,628     2,420,829    1,333,248       462,908       110,842      307,854
  (74,592)     (855,034)    35,842,163     1,521,101      345,313       364,517       344,006       50,058
  177,614       622,061     (9,733,697)   14,626,636      (19,061)      187,065       622,643      612,200
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------

   93,059      (246,172)    30,627,599    14,719,141    2,264,684     1,348,654       713,578      792,597
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------

      798        22,594         31,057             0   10,203,138    12,310,969            53           27
        0             0        (14,459)            0            0             0             0            0
  (98,746)      (79,141)    (5,486,824)   (3,531,108)    (566,897)     (495,273)     (565,155)    (294,102)
    1,421    (1,611,156)  (437,054,915)  673,290,519    5,144,620    (7,292,557)      700,571   20,339,006
   (1,694)       (1,890)    (4,055,949)   (2,276,880)    (343,412)     (204,784)       (3,435)        (127)
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------

  (98,220)   (1,669,593)  (446,581,089)  667,482,531   14,437,448     4,318,355       132,034   20,044,804
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------

   (5,161)   (1,915,765)  (415,953,490)  682,201,672   16,702,132     5,667,009       845,612   20,837,401

  670,330     2,586,095    688,204,214     6,002,542   28,879,973    23,212,964    21,048,746      211,345
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------
 $665,169   $   670,330  $ 272,250,724  $688,204,214  $45,582,105   $28,879,973   $21,894,358  $21,048,746
 ========   ===========  =============  ============  ===========   ===========   ===========  ===========

   51,346       150,777     56,740,197       468,830    2,627,749     2,191,615     1,787,276       17,593
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------
    4,021        10,159     81,569,601   152,585,942    3,231,760     3,084,733       632,036    2,632,927
  (11,010)     (109,590)  (117,381,032)  (96,314,575)  (1,939,931)   (2,648,599)     (619,836)    (863,244)
 --------   -----------  -------------  ------------  -----------   -----------   -----------  -----------
   44,357        51,346     20,928,766    56,740,197    3,919,578     2,627,749     1,799,476    1,787,276
 ========   ===========  =============  ============  ===========   ===========   ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A38

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                  SUBACCOUNTS
                                   ------------------------------------------------------------------------
                                                            AST GLOBAL REAL ESTATE   AST PARAMETRIC EMERGING
                                   AST BOND PORTFOLIO 2019        PORTFOLIO         MARKETS EQUITY PORTFOLIO
                                   ---------------------   -----------------------  ------------------------
                                   01/01/2012   01/01/2011 01/01/2012   01/01/2011   01/01/2012   01/01/2011
                                       TO           TO         TO           TO           TO           TO
                                   12/31/2012   12/31/2011 12/31/2012   12/31/2011   12/31/2012   12/31/2011
                                   ----------   ---------- ----------  -----------  -----------  -----------
OPERATIONS
  Net investment income (loss).... $  (13,650)   $   (112) $  (11,410) $    24,590  $  (121,976) $  (142,835)
  Capital gains distributions
   received.......................     29,557       2,092           0            0      339,838            0
  Realized gain (loss) on shares
   redeemed.......................     (1,419)       (610)    134,049     (179,409)    (336,541)  (1,900,072)
  Net change in unrealized gain
   (loss) on investments..........     (3,809)       (579)    993,606     (375,870)   2,880,354   (3,298,453)
                                   ----------    --------  ----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................     10,679         791   1,116,245     (530,689)   2,761,675   (5,341,360)
                                   ----------    --------  ----------  -----------  -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....          0           4   1,819,904    2,284,934    5,355,572   11,227,397
  Annuity Payments................          0           0           0            0            0            0
  Surrenders, withdrawals and
   death benefits.................    (21,627)    (34,272)    (81,702)     (60,381)    (186,213)    (194,829)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  2,294,154           0     892,920   (1,360,284)   3,811,729   (8,133,173)
  Withdrawal and other charges....        (67)          0     (48,481)     (28,356)    (210,466)    (145,512)
                                   ----------    --------  ----------  -----------  -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  2,272,460     (34,268)  2,582,641      835,913    8,770,622    2,753,883
                                   ----------    --------  ----------  -----------  -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  2,283,139     (33,477)  3,698,887      305,224   11,532,297   (2,587,477)

NET ASSETS
  Beginning of period.............          1      33,478   3,471,548    3,166,324   14,498,653   17,086,130
                                   ----------    --------  ----------  -----------  -----------  -----------
  End of period................... $2,283,140    $      1  $7,170,435  $ 3,471,548  $26,030,950  $14,498,653
                                   ==========    ========  ==========  ===========  ===========  ===========

  Beginning units.................          0       2,796     333,835      289,148    1,592,487    1,468,373
                                   ----------    --------  ----------  -----------  -----------  -----------
  Units issued....................    205,143           0     456,643      487,444    2,517,714    2,635,611
  Units redeemed..................    (22,048)     (2,796)   (243,345)    (442,757)  (1,651,706)  (2,511,497)
                                   ----------    --------  ----------  -----------  -----------  -----------
  Ending units....................    183,095           0     547,133      333,835    2,458,495    1,592,487
                                   ==========    ========  ==========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A39

                                           SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VIP FOUNDING     AST GOLDMAN SACHS        AST SCHRODERS GLOBAL       AST CLS MODERATE ASSET
   FUNDS ALLOCATION FUND        SMALL-CAP VALUE PORTFOLIO     TACTICAL PORTFOLIO         ALLOCATION PORTFOLIO
------------------------------  ------------------------  --------------------------  --------------------------
  01/01/2012      01/01/2011     01/01/2012   01/01/2011   01/01/2012    01/01/2011    01/01/2012    01/01/2011
      TO              TO             TO           TO           TO            TO            TO            TO
 09/21/2012**     12/31/2011     12/31/2012   12/31/2011   12/31/2012    12/31/2011    12/31/2012    12/31/2011
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------
$   2,728,206    $ (2,144,536)  $  (195,213) $  (140,819) $ (1,637,928) $ (1,158,523) $ (1,992,949) $ (1,321,347)
            0               0             0            0       602,053       832,012     4,402,813     1,704,048
   15,394,586      (4,030,882)      409,844     (340,918)    2,099,981    (3,191,974)      984,445    (2,260,018)
   (2,097,431)     (5,447,041)    1,514,979     (608,211)   13,523,798    (5,453,108)    8,685,465    (5,736,625)
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------

   16,025,361     (11,622,459)    1,729,610   (1,089,948)   14,587,904    (8,971,593)   12,079,775    (7,613,942)
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------

   27,761,082      78,999,146     4,932,365    7,710,555    62,692,682    63,448,734    97,934,845    70,249,625
            0               0             0            0             0             0       (17,098)            0
   (1,374,046)     (1,461,462)     (237,214)    (419,088)   (1,410,365)     (710,074)   (2,895,888)   (1,596,833)
 (161,076,921)    (51,674,178)    2,572,375   (4,276,518)   23,691,131   (34,037,183)   16,047,217   (28,090,529)
   (1,028,148)       (891,924)     (144,647)     (81,803)   (1,264,387)     (593,984)   (1,598,741)     (733,121)
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------

 (135,718,033)     24,971,582     7,122,878    2,933,146    83,709,061    28,107,493   109,470,334    39,829,142
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------

 (119,692,672)     13,349,123     8,852,488    1,843,198    98,296,964    19,135,900   121,550,109    32,215,200

  119,692,672     106,343,549    11,039,742    9,196,544    81,483,863    62,347,963   114,175,261    81,960,061
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------
$           0    $119,692,672   $19,892,230  $11,039,742  $179,780,827  $ 81,483,863  $235,725,370  $114,175,261
 =============   ============   ===========  ===========  ============  ============  ============  ============

   11,945,693      10,403,163       959,394      790,640     7,911,117     5,917,097    11,121,340     7,792,325
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------
   10,141,973      15,190,291     1,339,815    1,506,789    12,393,694    11,456,791    15,152,387    11,864,728
  (22,087,666)    (13,647,761)     (774,517)  (1,338,035)   (5,114,569)   (9,462,771)   (5,270,204)   (8,535,713)
 -------------   ------------   -----------  -----------  ------------  ------------  ------------  ------------
            0      11,945,693     1,524,692      959,394    15,190,242     7,911,117    21,003,523    11,121,340
 =============   ============   ===========  ===========  ============  ============  ============  ============

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A40

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                       SUBACCOUNTS
                                   ----------------------------------------------------------------------------------
                                     AST J.P. MORGAN GLOBAL    AST HORIZON MODERATE ASSET    AST FI PYRAMIS(R) ASSET
                                       THEMATIC PORTFOLIO         ALLOCATION PORTFOLIO        ALLOCATION PORTFOLIO
                                   --------------------------  --------------------------  --------------------------
                                    01/01/2012    01/01/2011    01/01/2012    01/01/2011    01/01/2012    01/01/2011
                                        TO            TO            TO            TO            TO            TO
                                    12/31/2012    12/31/2011    12/31/2012    12/31/2011    12/31/2012    12/31/2011
                                   ------------  ------------  ------------  ------------  ------------  ------------
OPERATIONS
  Net investment income (loss).... $ (1,037,698) $   (664,728) $ (1,263,976) $   (933,786) $ (1,086,065) $   (769,247)
  Capital gains distributions
   received.......................      496,390     2,205,561     2,879,907     3,870,248             0     1,983,750
  Realized gain (loss) on shares
   redeemed.......................      818,542    (2,206,377)      627,204    (1,431,415)      716,635    (3,104,763)
  Net change in unrealized gain
   (loss) on investments..........    7,800,617    (3,293,153)    5,821,376    (5,382,931)    8,675,694    (3,444,372)
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    8,077,851    (3,958,697)    8,064,511    (3,877,884)    8,306,264    (5,334,632)
                                   ------------  ------------  ------------  ------------  ------------  ------------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   45,685,662    36,999,463    39,016,866    41,333,962    47,335,757    43,253,820
  Annuity Payments................            0             0             0             0             0             0
  Surrenders, withdrawals and
   death benefits.................     (704,287)     (535,161)   (1,737,598)     (916,157)     (843,643)     (493,695)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    6,957,370   (15,405,961)    9,185,338   (16,290,239)   13,178,625   (19,482,671)
  Withdrawal and other charges....     (773,763)     (361,713)   (1,056,667)     (586,636)     (816,214)     (355,134)
                                   ------------  ------------  ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   51,164,981    20,696,628    45,407,939    23,540,930    58,854,525    22,922,320
                                   ------------  ------------  ------------  ------------  ------------  ------------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   59,242,832    16,737,931    53,472,449    19,663,046    67,160,789    17,587,688

NET ASSETS
  Beginning of period.............   52,173,792    35,435,861    86,340,779    66,677,733    53,096,580    35,508,892
                                   ------------  ------------  ------------  ------------  ------------  ------------
  End of period................... $111,416,624  $ 52,173,792  $139,813,228  $ 86,340,779  $120,257,369  $ 53,096,580
                                   ============  ============  ============  ============  ============  ============

  Beginning units.................    4,964,168     3,330,108     8,325,112     6,330,222     5,117,071     3,298,104
                                   ------------  ------------  ------------  ------------  ------------  ------------
  Units issued....................    7,846,389     6,509,643     7,240,381     7,441,727     8,641,888     7,313,785
  Units redeemed..................   (3,352,372)   (4,875,583)   (3,153,496)   (5,446,837)   (3,415,021)   (5,494,818)
                                   ------------  ------------  ------------  ------------  ------------  ------------
  Ending units....................    9,458,185     4,964,168    12,411,997     8,325,112    10,343,938     5,117,071
                                   ============  ============  ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A41

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
     PROFUND VP         PROFUND VP CONSUMER       PROFUND VP            PROFUND VP
  CONSUMER SERVICES       GOODS PORTFOLIO         FINANCIALS            HEALTH CARE
--------------------   --------------------  --------------------  --------------------
01/01/2012  01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011
    TO          TO         TO         TO         TO         TO         TO         TO
12/31/2012  12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011
----------  ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $ (5,515)   $ (4,782)  $ (2,177)  $   (650)  $ (6,939) $  (7,239)  $ (4,666)  $ (4,595)
    1,660           0          0          0          0          0          0          0

   28,512      28,940     17,887     24,821     24,480    (18,867)    28,837     25,471

   41,779     (23,814)    14,842    (17,033)    83,373    (78,387)    35,071     (2,293)
 --------    --------   --------   --------   --------  ---------   --------   --------

   66,436         344     30,553      7,138    100,913   (104,493)    59,242     18,583
 --------    --------   --------   --------   --------  ---------   --------   --------

   18,419      49,505     19,569     45,585     21,716     65,530     15,913     50,988
        0           0          0          0          0          0          0          0
   (1,555)       (876)    (1,602)      (933)   (46,935)      (889)    (1,487)      (849)
  (68,696)    (49,456)   (45,427)   (53,434)   (62,933)     1,062    (62,329)   (71,762)
   (3,182)     (2,686)    (3,017)    (2,629)    (4,219)    (3,528)    (3,563)    (3,128)
 --------    --------   --------   --------   --------  ---------   --------   --------

  (55,014)     (3,513)   (30,477)   (11,411)   (92,371)    62,175    (51,467)   (24,751)
 --------    --------   --------   --------   --------  ---------   --------   --------

   11,422      (3,169)        76     (4,273)     8,543    (42,318)     7,776     (6,168)

  318,360     321,529    309,464    313,737    460,756    503,074    367,076    373,244
 --------    --------   --------   --------   --------  ---------   --------   --------
 $329,782    $318,360   $309,540   $309,464   $469,299  $ 460,756   $374,852   $367,076
 ========    ========   ========   ========   ========  =========   ========   ========

   28,187      29,590     27,614     29,498     83,052     76,969     33,986     37,474
 --------    --------   --------   --------   --------  ---------   --------   --------
    6,303      19,609      7,026     17,058     26,427     63,797     10,485     24,879
  (10,218)    (21,012)    (9,350)   (18,942)   (40,632)   (57,714)   (14,458)   (28,367)
 --------    --------   --------   --------   --------  ---------   --------   --------
   24,772      28,187     25,290     27,614     68,847     83,052     30,013     33,986
 ========    ========   ========   ========   ========  =========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A42

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                        PROFUND VP            PROFUND VP            PROFUND VP
                                        INDUSTRIALS         MID-CAP GROWTH         MID-CAP VALUE
                                   --------------------  --------------------  --------------------
                                   01/01/2012 01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011
                                       TO         TO         TO         TO         TO         TO
                                   12/31/2012 12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011
                                   ---------- ---------- ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income (loss)....  $ (4,171)  $ (4,048)  $ (1,591)  $ (1,427)  $ (1,216)  $  (984)
  Capital gains distributions
   received.......................         0          0          0          0          0         0
  Realized gain (loss) on shares
   redeemed.......................    20,490     22,262      3,168      5,612      7,323     1,664
  Net change in unrealized gain
   (loss) on investments..........    25,260    (48,784)    10,667    (15,105)     6,156    (9,053)
                                    --------   --------   --------   --------   --------   -------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    41,578    (30,570)    12,245    (10,920)    12,263    (8,373)
                                    --------   --------   --------   --------   --------   -------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....    11,308     40,222      5,672     16,804      6,321    18,364
  Annuity Payments................         0          0          0          0          0         0
  Surrenders, withdrawals and
   death benefits.................    (1,463)      (281)      (285)       (92)   (11,063)   (2,192)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (22,679)   (80,591)    15,477     (6,856)   (18,049)    3,080
  Withdrawal and other charges....    (3,065)    (2,868)      (935)      (788)      (749)     (633)
                                    --------   --------   --------   --------   --------   -------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (15,900)   (43,518)    19,928      9,068    (23,539)   18,619
                                    --------   --------   --------   --------   --------   -------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................    25,678    (74,088)    32,173     (1,852)   (11,277)   10,246

NET ASSETS
  Beginning of period.............   289,434    363,522     87,030     88,882     80,928    70,682
                                    --------   --------   --------   --------   --------   -------
  End of period...................  $315,112   $289,434   $119,203   $ 87,030   $ 69,651   $80,928
                                    ========   ========   ========   ========   ========   =======

  Beginning units.................    32,874     39,954      8,510      8,315      8,634     7,138
                                    --------   --------   --------   --------   --------   -------
  Units issued....................    15,432     28,222      5,159      8,878      2,447     8,089
  Units redeemed..................   (16,934)   (35,302)    (3,414)    (8,683)    (4,610)   (6,593)
                                    --------   --------   --------   --------   --------   -------
  Ending units....................    31,372     32,874     10,255      8,510      6,471     8,634
                                    ========   ========   ========   ========   ========   =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A43

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
     PROFUND VP             PROFUND VP            PROFUND VP            PROFUND VP
     REAL ESTATE         SMALL-CAP GROWTH       SMALL-CAP VALUE     TELECOMMUNICATIONS
--------------------   --------------------  --------------------  --------------------
01/01/2012  01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011
    TO          TO         TO         TO         TO         TO         TO         TO
12/31/2012  12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011
----------  ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $  1,440    $ (1,951)  $  (497)   $  (383)   $  (294)   $  (342)   $  7,533   $  3,833
        0           0         0         43          0          0           0          0
    8,170      20,887     1,488      3,513        955      2,484      14,768      1,355
    7,362     (21,958)    1,969     (4,807)     2,160     (4,269)     18,321    (17,520)
 --------    --------   -------    -------    -------    -------    --------   --------

   16,972      (3,022)    2,960     (1,634)     2,821     (2,127)     40,622    (12,332)
 --------    --------   -------    -------    -------    -------    --------   --------

    4,267      13,703     1,282      1,958        648      2,175      11,451     39,282
        0           0         0          0          0          0           0          0
     (208)       (171)   (8,057)    (2,091)         0          0      (1,511)    (1,380)
   14,616     (32,886)    9,776        (21)    (2,071)    (5,194)    (56,167)   (13,680)
   (1,150)     (1,059)     (240)      (209)      (174)      (196)     (2,536)    (2,212)
 --------    --------   -------    -------    -------    -------    --------   --------

   17,524     (20,413)    2,761       (363)    (1,597)    (3,215)    (48,763)    22,010
 --------    --------   -------    -------    -------    -------    --------   --------

   34,496     (23,435)    5,721     (1,997)     1,224     (5,342)     (8,142)     9,678

  109,609     133,044    26,096     28,093     19,259     24,601     254,740    245,062
 --------    --------   -------    -------    -------    -------    --------   --------
 $144,105    $109,609   $31,817    $26,096    $20,483    $19,259    $246,598   $254,740
 ========    ========   =======    =======    =======    =======    ========   ========

   12,429      15,569     2,491      2,676      1,988      2,399      28,944     27,946
 --------    --------   -------    -------    -------    -------    --------   --------
    7,343      11,942     1,912      3,176        381      1,982       8,977     26,328
   (5,612)    (15,082)   (1,662)    (3,361)      (522)    (2,393)    (13,512)   (25,330)
 --------    --------   -------    -------    -------    -------    --------   --------
   14,160      12,429     2,741      2,491      1,847      1,988      24,409     28,944
 ========    ========   =======    =======    =======    =======    ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A44

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                        PROFUND VP            PROFUND VP            PROFUND VP
                                         UTILITIES         LARGE-CAP GROWTH       LARGE-CAP VALUE
                                   --------------------  --------------------  --------------------
                                   01/01/2012 01/01/2011 01/01/2012 01/01/2011 01/01/2012 01/01/2011
                                       TO         TO         TO         TO         TO         TO
                                   12/31/2012 12/31/2011 12/31/2012 12/31/2011 12/31/2012 12/31/2011
                                   ---------- ---------- ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income (loss)....  $  3,243   $  2,653   $  (816)   $  (824)   $   (743)  $ (1,028)
  Capital gains distributions
   received.......................         0          0         0          0           0          0
  Realized gain (loss) on shares
   redeemed.......................    11,656     14,234     3,326      5,278      13,261        856
  Net change in unrealized gain
   (loss) on investments..........   (17,498)    14,867     1,514     (6,626)      2,978     (8,180)
                                    --------   --------   -------    -------    --------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    (2,599)    31,754     4,024     (2,172)     15,497     (8,352)
                                    --------   --------   -------    -------    --------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....    13,971     49,250       238        572       1,905     23,502
  Annuity Payments................         0          0         0          0           0          0
  Surrenders, withdrawals and
   death benefits.................    (1,313)    (1,708)        0     (2,016)    (53,942)       (93)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (54,756)   (62,123)    8,331     (4,708)    (27,699)   (13,093)
  Withdrawal and other charges....    (2,424)    (2,276)     (351)      (281)       (944)      (831)
                                    --------   --------   -------    -------    --------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (44,522)   (16,857)    8,218     (6,433)    (80,680)     9,485
                                    --------   --------   -------    -------    --------   --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   (47,121)    14,897    12,242     (8,605)    (65,183)     1,133

NET ASSETS
  Beginning of period.............   258,742    243,845    36,943     45,548     140,580    139,447
                                    --------   --------   -------    -------    --------   --------
  End of period...................  $211,621   $258,742   $49,185    $36,943    $ 75,397   $140,580
                                    ========   ========   =======    =======    ========   ========

  Beginning units.................    27,191     29,660     3,831      4,793      17,584     16,965
                                    --------   --------   -------    -------    --------   --------
  Units issued....................    13,353     23,495     4,972      4,644       3,334      9,971
  Units redeemed..................   (17,985)   (25,964)   (4,218)    (5,606)    (12,624)    (9,352)
                                    --------   --------   -------    -------    --------   --------
  Ending units....................    22,559     27,191     4,585      3,831       8,294     17,584
                                    ========   ========   =======    =======    ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A45

                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
                           AST JENNISON LARGE-CAP   AST JENNISON LARGE-CAP
AST BOND PORTFOLIO 2020       VALUE PORTFOLIO          GROWTH PORTFOLIO       AST BOND PORTFOLIO 2017
----------------------    -----------------------  ------------------------  ------------------------
01/01/2012    01/01/2011  01/01/2012   01/01/2011   01/01/2012   01/01/2011   01/01/2012   01/01/2011
    TO            TO          TO           TO           TO           TO           TO           TO
12/31/2012    12/31/2011  12/31/2012   12/31/2011   12/31/2012   12/31/2011   12/31/2012   12/31/2011
----------   -----------  ----------  -----------  -----------  -----------  -----------  -----------
$  (2,275)   $   (15,192) $  (63,185) $   (50,441) $  (144,628) $   (67,085) $  (349,585) $  (162,337)
   12,074        317,874           0       14,020            0            0            0       23,155
   34,556        (10,202)     15,087     (334,662)     132,373     (137,141)     366,417       83,003
  (34,325)        32,756     485,373     (267,112)     678,640     (158,484)     572,745      403,543
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------

   10,030        325,236     437,274     (638,195)     666,386     (362,710)     589,577      347,364
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------

        5              4   1,487,841    2,749,806    3,894,362    4,398,143            0           85
        0              0           0            0            0            0            0            0
   (2,456)       (29,615)    (22,975)     (10,522)     (64,564)     (10,000)    (427,854)    (253,355)
 (618,483)    (2,748,369)    909,265   (1,421,000)   1,532,209   (1,439,620)     558,404   20,837,042
      (44)          (442)    (46,956)     (28,224)     (75,898)     (24,802)      (5,591)      (3,919)
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------

 (620,979)    (2,778,422)  2,327,175    1,290,060    5,286,109    2,923,721      124,958   20,579,853
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------

 (610,949)    (2,453,186)  2,764,449      651,865    5,952,495    2,561,011      714,535   20,927,217

  745,887      3,199,073   3,336,250    2,684,385    4,657,450    2,096,439   21,132,370      205,153
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------
$ 134,938    $   745,887  $6,100,699  $ 3,336,250  $10,609,945  $ 4,657,450  $21,846,905  $21,132,370
=========    ===========  ==========  ===========  ===========  ===========  ===========  ===========

   65,882        331,074     338,692      251,015      435,071      193,445    1,835,904       19,412
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------
    9,721        242,070     530,942      561,052      766,099      724,888      878,207    2,884,171
  (64,922)      (507,262)   (312,920)    (473,375)    (325,370)    (483,262)    (867,215)  (1,067,679)
---------    -----------  ----------  -----------  -----------  -----------  -----------  -----------
   10,681         65,882     556,714      338,692      875,800      435,071    1,846,896    1,835,904
=========    ===========  ==========  ===========  ===========  ===========  ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A46

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                                             WELLS FARGO ADVANTAGE VT WELLS FARGO ADVANTAGE VT
                                                             INTERNATIONAL EQUITY     OMEGA GROWTH PORTFOLIO
                                    AST BOND PORTFOLIO 2021  PORTFOLIO SHARE CLASS 1      SHARE CLASS 1
                                   ------------------------  -----------------------  -----------------------
                                    01/01/2012   01/01/2011  01/01/2012   01/01/2011  01/01/2012   01/01/2011
                                        TO           TO          TO           TO          TO           TO
                                    12/31/2012   12/31/2011  12/31/2012   12/31/2011  12/31/2012   12/31/2011
                                   -----------  -----------  ----------   ----------  ----------   ----------
OPERATIONS
  Net investment income (loss).... $  (435,040) $  (350,851)  $   (190)    $ (2,527)   $ (6,125)    $ (6,228)
  Capital gains distributions
   received.......................     622,481            0     13,810       10,094      23,469        3,129
  Realized gain (loss) on shares
   redeemed.......................   1,311,773    1,239,362      1,218        1,817       7,982        5,466
  Net change in unrealized gain
   (loss) on investments..........      (4,266)   2,052,415      9,950      (43,492)     34,762      (27,460)
                                   -----------  -----------   --------     --------    --------     --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   1,494,948    2,940,926     24,788      (34,108)     60,089      (25,093)
                                   -----------  -----------   --------     --------    --------     --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....           0            0          0            0           0            1
  Annuity Payments................           0            0          0            0           0            0
  Surrenders, withdrawals and
   death benefits.................    (667,214)    (367,153)   (15,107)      (5,488)    (14,243)      (4,972)
  Net transfers between other
   subaccounts or fixed rate
   option.........................  (6,182,916)  26,606,619      4,499        3,005      (6,498)     (12,340)
  Withdrawal and other charges....     (10,362)      (7,377)       (22)         (23)         (5)         (12)
                                   -----------  -----------   --------     --------    --------     --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  (6,860,492)  26,232,089    (10,630)      (2,506)    (20,746)     (17,323)
                                   -----------  -----------   --------     --------    --------     --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  (5,365,544)  29,173,015     14,158      (36,614)     39,343      (42,416)

NET ASSETS
  Beginning of period.............  33,532,170    4,359,155    205,566      242,180     325,918      368,334
                                   -----------  -----------   --------     --------    --------     --------
  End of period................... $28,166,626  $33,532,170   $219,724     $205,566    $365,261     $325,918
                                   ===========  ===========   ========     ========    ========     ========

  Beginning units.................   2,641,568      395,858     16,691       16,854     178,914      188,089
                                   -----------  -----------   --------     --------    --------     --------
  Units issued....................   1,013,425    4,630,709        896        1,211       1,977        3,130
  Units redeemed..................  (1,525,615)  (2,384,999)    (1,618)      (1,374)    (11,955)     (12,305)
                                   -----------  -----------   --------     --------    --------     --------
  Ending units....................   2,129,378    2,641,568     15,969       16,691     168,936      178,914
                                   ===========  ===========   ========     ========    ========     ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A47

                                  SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT
   SMALL CAP VALUE                                  AST QUANTITATIVE    AST BLACKROCK GLOBAL
PORTFOLIO SHARE CLASS 1   AST BOND PORTFOLIO 2022  MODELING PORTFOLIO   STRATEGIES PORTFOLIO
-----------------------  ------------------------  ------------------ ------------------------
01/01/2012   01/01/2011   01/01/2012   1/3/2011*       01/01/2012      01/01/2012   4/29/2011*
    TO           TO           TO           TO              TO              TO           TO
12/31/2012   12/31/2011   12/31/2012   12/31/2011      12/31/2012      12/31/2012   12/31/2011
----------   ----------  -----------  -----------  ------------------ -----------  -----------
 $  (323)     $   (512)  $  (379,427) $   (94,888)      $  (834)      $  (807,088) $  (412,731)
       0             0        36,319            0             0                 0            0
   1,216           888       531,946      133,351           (25)           36,625     (384,884)
   6,451        (6,272)      605,205      597,720         4,378         6,636,996   (2,193,000)
 -------      --------   -----------  -----------       -------       -----------  -----------

   7,344        (5,896)      794,042      636,183         3,519         5,866,533   (2,990,615)
 -------      --------   -----------  -----------       -------       -----------  -----------

       0             0            16            0        11,472        38,492,837   17,654,025
       0             0             0            0             0                 0     (144,021)
  (5,183)       (4,411)     (430,356)     (95,379)       (5,000)       (3,027,458)  (2,217,275)
       0             0     5,596,043   15,063,006        63,714         1,493,989   32,082,198
    (190)         (199)       (4,707)         (23)          (45)         (425,649)     (70,539)
 -------      --------   -----------  -----------       -------       -----------  -----------

  (5,374)       (4,610)    5,160,997   14,967,604        70,142        36,533,719   47,304,388
 -------      --------   -----------  -----------       -------       -----------  -----------

   1,970       (10,506)    5,955,039   15,603,787        73,661        42,400,252   44,313,773

  60,792        71,298    15,603,787            0             0        44,313,773            0
 -------      --------   -----------  -----------       -------       -----------  -----------
 $62,762      $ 60,792   $21,558,826  $15,603,787       $73,661       $86,714,025  $44,313,773
 =======      ========   ===========  ===========       =======       ===========  ===========

   5,634         6,040     1,301,756            0             0         4,834,702            0
 -------      --------   -----------  -----------       -------       -----------  -----------
      47             0     1,322,912    2,159,107         8,093         4,842,479    5,650,666
    (508)         (406)     (888,141)    (857,351)         (677)       (1,083,168)    (815,964)
 -------      --------   -----------  -----------       -------       -----------  -----------
   5,173         5,634     1,736,527    1,301,756         7,416         8,594,013    4,834,702
 =======      ========   ===========  ===========       =======       ===========  ===========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A48

                    PRELIMINARY UNAUDITED FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the years ended December 31, 2012 and 2011

                                                                SUBACCOUNTS
                                   -------------------------------------------------------------------------
                                   WELLS FARGO ADVANTAGE VT   AST PRUDENTIAL CORE BOND  AST NEUBERGER BERMAN
                                   OPPORTUNITY FUND - CLASS 1        PORTFOLIO           CORE BOND PORTFOLIO
                                   -------------------------  ----------------------   ----------------------
                                   01/01/2012    8/26/2011*   01/01/2012   10/31/2011* 01/01/2012  10/31/2011*
                                       TO            TO           TO           TO          TO          TO
                                   12/31/2012    12/31/2011   12/31/2012   12/31/2011  12/31/2012  12/31/2011
                                   ----------    ----------   ----------   ----------- ----------  -----------
OPERATIONS
  Net investment income (loss)....  $ (2,561)     $ (1,571)   $  (53,632)   $   (370)  $  (31,297)  $   (518)
  Capital gains distributions
   received.......................        71             0         6,348           0        1,317          0
  Realized gain (loss) on shares
   redeemed.......................    14,141            80        44,175          18        5,928          2
  Net change in unrealized gain
   (loss) on investments..........    22,873        13,571       175,383       2,915       77,269      3,106
                                    --------      --------    ----------    --------   ----------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    34,524        12,080       172,275       2,563       53,217      2,590
                                    --------      --------    ----------    --------   ----------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....         0             0     5,253,420     270,483    2,430,686    333,800
  Annuity Payments................         0             0             0           0            0          0
  Surrenders, withdrawals and
   death benefits.................   (91,868)       (2,734)      (26,732)          0      (19,376)         0
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (1,008)      258,727     1,100,495      87,261      730,285    108,042
  Withdrawal and other charges....       (29)            0       (24,447)         (3)     (17,869)      (143)
                                    --------      --------    ----------    --------   ----------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (92,905)      255,993     6,302,736     357,741    3,123,726    441,699
                                    --------      --------    ----------    --------   ----------   --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   (58,381)      268,073     6,475,010     360,304    3,176,943    444,289

NET ASSETS
  Beginning of period.............   268,073             0       360,304           0      444,289          0
                                    --------      --------    ----------    --------   ----------   --------
  End of period...................  $209,692      $268,073    $6,835,314    $360,304   $3,621,232   $444,289
                                    ========      ========    ==========    ========   ==========   ========

  Beginning units.................    25,046             0        35,775           0       44,118          0
                                    --------      --------    ----------    --------   ----------   --------
  Units issued....................        60        26,209       937,632      37,586      388,938     46,069
  Units redeemed..................    (7,898)       (1,163)     (330,257)     (1,811)     (84,543)    (1,951)
                                    --------      --------    ----------    --------   ----------   --------
  Ending units....................    17,208        25,046       643,150      35,775      348,513     44,118
                                    ========      ========    ==========    ========   ==========   ========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A49

                                 SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------
               AST FRANKLIN TEMPLETON AST NEW DISCOVERY AST WESTERN ASSET     AST MFS
   AST BOND        FOUNDING FUNDS     ASSET ALLOCATION  EMERGING MARKETS     LARGE-CAP
PORTFOLIO 2023  ALLOCATION PORTFOLIO      PORTFOLIO      DEBT PORTFOLIO   VALUE PORTFOLIO
-------------- ---------------------- ----------------- ----------------- ---------------
  1/3/2012*          4/30/2012*          4/30/2012*        8/20/2012*       8/20/2012*
      TO                 TO                  TO                TO               TO
  12/31/2012         12/31/2012          12/31/2012        12/31/2012       12/31/2012
-------------- ---------------------- ----------------- ----------------- ---------------
  $  (24,877)       $   (981,950)        $   (29,116)        $   (80)         $   (98)
           0                   0                   0               0                0
       7,752            (464,899)           (116,623)            (14)             (57)
      34,932           3,799,884             835,954             575              232
  ----------        ------------         -----------         -------          -------

      17,806           2,353,035             690,215             481               78
  ----------        ------------         -----------         -------          -------

           0          26,496,095           7,175,938          67,353              184
           0                   0                   0               0                0
     (73,375)           (678,968)           (167,655)              0                0
   3,964,015         182,098,416          16,016,273            (137)          39,974
           0            (540,950)           (114,215)              0              (39)
  ----------        ------------         -----------         -------          -------

   3,890,641         207,374,594          22,910,342          67,215           40,119
  ----------        ------------         -----------         -------          -------

   3,908,447         209,727,629          23,600,557          67,696           40,197

           0                   0                   0               0                0
  ----------        ------------         -----------         -------          -------
  $3,908,447        $209,727,629         $23,600,557         $67,696          $40,197
  ==========        ============         ===========         =======          =======

           0                   0                   0               0                0
  ----------        ------------         -----------         -------          -------
     414,532          22,006,729           2,936,117           8,144            4,154
     (38,366)         (2,495,985)           (650,876)         (1,634)            (211)
  ----------        ------------         -----------         -------          -------
     376,166          19,510,744           2,285,241           6,510            3,943
  ==========        ============         ===========         =======          =======

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE PRELIMINARY UNAUDITED
                                FINANCIAL DATA.

                                      A50

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 1: GENERAL

        Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"), a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Pruco Life of New Jersey's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Pruco Life of New Jersey may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One 3, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners FlexElite, Discovery Select and Discovery Choice Variable Annuity Contracts, and Prudential Premier B, L, X Series, Prudential Premier Bb Series, Prudential Premier Retirement, X, B, L, C Series, Prudential Premier Advisor Series and Prudential Premier Retirement Variable Annuity contracts are invested in the Account.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred and fifteen subaccounts within the Account. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Advanced Series Trust, (collectively the "Series Fund") or one of the non-Prudential administered funds (collectively, the "Portfolios"). Investment options vary by contract.

        The name of each Portfolio and the corresponding subaccount name are as follows:


Invesco V.I. Core Equity Fund
AllianceBernstein VPS Large Cap Growth Portfolio Class B
American Century VP Value Fund
AST Goldman Sachs Large-Cap Value Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST American Century Income & Growth Portfolio**
AST Schroders Multi-Asset World Strategies Portfolio
AST Money Market Portfolio
AST Cohen & Steers Realty Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio
AST BlackRock Value Portfolio
AST High Yield Portfolio
AST Federated Aggressive Growth Portfolio
AST Mid-Cap Value Portfolio
AST Small-Cap Value Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST Large-Cap Value Portfolio
AST Lord Abbett Core Fixed Income Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Growth Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman / LSV Mid-Cap Value Portfolio
AST Small-Cap Growth Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST T. Rowe Price Equity Income Portfolio
AST QMA US Equity Alpha Portfolio
AST T. Rowe Price Natural Resources Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST International Value Portfolio
AST MFS Global Equity Portfolio
AST JPMorgan International Equity Portfolio
AST T. Rowe Price Global Bond Portfolio
AST International Growth Portfolio
AST Wellington Management Hedged Equity Portfolio
AST Capital Growth Asset Allocation Portfolio
AST Academic Strategies Asset Allocation Portfolio
AST Balanced Asset Allocation Portfolio
AST Preservation Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Advanced Strategies Portfolio
AST Schroders Global Tactical Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST J.P. Morgan Global Thematic Portfolio

                                      A51

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 1: GENERAL (CONTINUED)

AST Horizon Moderate Asset Allocation Portfolio
AST FI Pyramis(R) Asset Allocation Portfolio
AST Investment Grade Bond Portfolio
AST Western Asset Core Plus Bond Portfolio
AST Bond Portfolio 2016*
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Global Real Estate Portfolio
AST Parametric Emerging Markets Equity Portfolio
AST Bond Portfolio 2020
AST Jennison Large-Cap Value Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Bond Portfolio 2017
AST Bond Portfolio 2021
AST Bond Portfolio 2022
AST Quantitative Modeling Portfolio
AST BlackRock Global Strategies Portfolio
AST Prudential Core Bond Portfolio
AST Neuberger Berman Core Bond Portfolio
AST Bond Portfolio 2023
AST Franklin Templeton Founding Funds Allocation Portfolio
AST New Discovery Asset Allocation Portfolio
AST Western Asset Emerging Markets Debt Portfolio
AST MFS Large-Cap Value Portfolio
Davis Value Portfolio
Prudential SP International Value Portfolio
Prudential Diversified Bond Portfolio
Prudential SP Prudential U.S. Emerging Growth Portfolio
Prudential Value Portfolio
Prudential Equity Portfolio
Prudential Jennison 20/20 Focus Portfolio
Franklin Templeton VIP Founding Funds Allocation Fund**
FTVIP Franklin Small-Mid Cap Growth Securities Fund - Class 2
Prudential Global Portfolio
Prudential High Yield Bond Portfolio
Janus Aspen Janus Portfolio - Service Shares
Prudential SP International Growth Portfolio
Prudential Jennison Portfolio
Janus Aspen Janus Portfolio - Institutional Shares
Janus Aspen Overseas Portfolio - Institutional Shares
NVIT Developing Markets Fund
MFS(R) Growth Series - Initial Class
MFS(R) Research Series - Initial Class
Prudential Money Market Portfolio
ProFund VP Consumer Services
ProFund VP Consumer Goods Portfolio
ProFund VP Financials
ProFund VP Health Care
ProFund VP Industrials
ProFund VP Mid-Cap Growth
ProFund VP Mid-Cap Value
ProFund VP Real Estate
ProFund VP Small-Cap Growth
ProFund VP Small-Cap Value
ProFund VP Telecommunications
ProFund VP Utilities
ProFund VP Large-Cap Growth
ProFund VP Large-Cap Value
Prudential Small Capitalization Stock Portfolio
Prudential SP Small Cap Value Portfolio
Prudential Stock Index Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price International Stock Portfolio
Wells Fargo Advantage VT International Equity Portfolio Share Class 1 Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1
Wells Fargo Advantage VT Opportunity Fund - Class 1
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1*
        --------
        * Subaccount available for investment, but had no assets as of December 31, 2012

        ** Subaccount no longer available for investment as of December 31, 2012

        The Series Funds are diversified open-ended management investment companies, and each portfolio of the Series Funds is managed by affiliates of Prudential. Each of the variable investment options of the Account indirectly bears exposure to the market, credit and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

                                      A52

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 1: GENERAL (CONTINUED)


        The following table sets forth the dates on which mergers took place in the Account along with relevant information pertaining to each merger. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2012 as net transfers between subaccounts. The transfers occurred as follows:

                                          PRELIMINARY UNAUDITED
                              ---------------------------------------------
                                REMOVED PORTFOLIO     SURVIVING PORTFOLIO
    MAY 04, 2012              ---------------------- ----------------------
                               AST AMERICAN CENTURY    AST NEW DISCOVERY
                                 INCOME & GROWTH        ASSET ALLOCATION
                                    PORTFOLIO              PORTFOLIO
                              ---------------------- ----------------------
    Shares Outstanding.......         1,223,842              1,744,114
    Value....................      $      14.25           $      10.00
    Net assets before merger.      $ 17,439,741           $     87,519
    Net assets after merger..      $          0           $ 17,527,259

                                          PRELIMINARY UNAUDITED
                              ---------------------------------------------
                                REMOVED PORTFOLIO     SURVIVING PORTFOLIO
    SEPTEMBER 21, 2012        ---------------------- ----------------------
                              FRANKLIN TEMPLETON VIP AST FRANKLIN TEMPLETON
                                  FOUNDING FUNDS         FOUNDING FUNDS
                                 ALLOCATION FUND      ALLOCATION PORTFOLIO
                              ---------------------- ----------------------
    Shares Outstanding.......        22,385,254             17,422,772
    Value....................      $       8.36           $      10.74
    Net assets before merger.      $187,120,575           $ 18,552,141
    Net assets after merger..      $          0           $205,672,716

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures at the date of the financial statements and the reported amounts of increases and decreases in net assets resulting from operations during the reporting period. Actual results could differ from those estimates.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, which is obtained from the custodian and is based on the fair value of the underlying securities in the respective portfolios. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable subaccount.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost of the investment sold. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend Income and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex-distribution date.

        NEW ACCOUNTING PRONOUNCEMENTS

        Effective January 1, 2012, the Account adopted, prospectively, updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. The expanded disclosures required by this guidance are included in Note 3. Adoption of this guidance did not have a material effect on the Account's net assets or results of operations.

                                      A53

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 3: FAIR VALUE


        Fair Value Measurement--Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

        Level 1--Fair value is based on unadjusted quoted prices in active markets that are accessible to the Account for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions, (ii) current prices,
        (iii) price quotes not varying substantially among market makers,
        (iv) narrow bid/ask spreads and (v) most information publicly available. Investments which have a net asset value which is readily available to the public are classified as Level 1.

        Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. Investments which have a net asset value which is only available to institutional clients are classified as Level 2.

        Level 3--Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Account's assumptions about the inputs market participants would use in pricing the asset or liability. As of December 31, 2012, the Account did not have any Level 3 assets or liabilities.

        As of December 31, 2012, all funds have been classified as Level 1 with the exception of proprietary funds, consisting of Series Fund, and any non-proprietary funds not available for public investment, which are classified as Level 2. The Level 2 fund balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2012, are presented below.

                                                          PRELIMINARY UNAUDITED
                                                          ---------------------
Proprietary Funds (AST & PruSeries)......................    $5,675,147,971
AllianceBernstein VPS Large Cap Growth Portfolio Class B.    $      457,152
Davis Value Portfolio....................................    $    2,130,939
Janus Aspen Janus Portfolio - Service Shares.............    $      389,239
Janus Aspen Janus Portfolio - Institutional Shares.......    $    5,085,360
Janus Aspen Overseas Portfolio - Institutional Shares....    $    8,556,231
NVIT Developing Markets Fund.............................    $      665,169
ProFund VP Consumer Services.............................    $      329,782
ProFund VP Consumer Goods Portfolio......................    $      309,540
ProFund VP Financials....................................    $      469,299
ProFund VP Health Care...................................    $      374,852
ProFund VP Industrials...................................    $      315,112
ProFund VP Mid-Cap Growth................................    $      119,203
ProFund VP Mid-Cap Value.................................    $       69,651
ProFund VP Real Estate...................................    $      144,105
ProFund VP Small-Cap Growth..............................    $       31,817

                                      A54

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 3: FAIR VALUE (CONTINUED)

                                                                       PRELIMINARY UNAUDITED
                                                                       ---------------------
ProFund VP Small-Cap Value............................................       $ 20,483
ProFund VP Telecommunications.........................................       $246,598
ProFund VP Utilities..................................................       $211,621
ProFund VP Large-Cap Growth...........................................       $ 49,185
ProFund VP Large-Cap Value............................................       $ 75,397
Wells Fargo Advantage VT International Equity Portfolio Share Class 1.       $219,724
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1.........       $365,261
Wells Fargo Advantage VT Opportunity Fund - Class 1...................       $209,692
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1......       $ 62,762

        During the twelve months ended December 31, 2012, there were no transfers between Level 1 and Level 2.

NOTE 4: TAXES

        Pruco Life of New Jersey is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. No federal, state or local income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Prudential management will review periodically the status of the policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 5: PURCHASES AND SALES OF INVESTMENTS

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the portfolios for the year ended December 31, 2012 were as follows:

                                                           PRELIMINARY UNAUDITED
                                                          -----------------------
                                                           PURCHASES     SALES
                                                          ----------- -----------
Invesco V.I. Core Equity Fund............................ $    71,449 $ 1,277,570
AllianceBernstein VPS Large Cap Growth Portfolio Class B. $    21,865 $   105,419
American Century VP Value Fund........................... $    42,420 $   456,170
AST Goldman Sachs Large-Cap Value Portfolio.............. $ 8,725,710 $ 4,433,279
AST T. Rowe Price Large-Cap Growth Portfolio............. $23,762,298 $ 8,629,713
AST American Century Income & Growth Portfolio........... $ 5,680,369 $17,971,313
AST Schroders Multi-Asset World Strategies Portfolio..... $89,939,851 $44,846,041
AST Money Market Portfolio............................... $26,425,402 $28,392,768
AST Cohen & Steers Realty Portfolio...................... $11,808,430 $ 4,318,515
AST J.P. Morgan Strategic Opportunities Portfolio........ $67,107,923 $18,917,412
AST BlackRock Value Portfolio............................ $10,761,326 $ 4,225,851
AST High Yield Portfolio................................. $13,787,466 $ 5,808,873
AST Federated Aggressive Growth Portfolio................ $11,125,237 $ 7,033,472
AST Mid-Cap Value Portfolio.............................. $ 6,258,251 $ 3,618,022
AST Small-Cap Value Portfolio............................ $ 5,588,603 $ 3,300,888
AST Goldman Sachs Concentrated Growth Portfolio.......... $ 9,799,562 $ 4,901,500
AST Goldman Sachs Mid-Cap Growth Portfolio............... $14,369,805 $ 6,580,513
AST Goldman Sachs Small-Cap Value Portfolio.............. $13,292,139 $ 6,442,850
AST Large-Cap Value Portfolio............................ $ 8,249,364 $ 2,470,621
AST Lord Abbett Core Fixed Income Portfolio.............. $27,580,755 $ 7,121,502
AST Marsico Capital Growth Portfolio..................... $20,213,896 $10,836,464
AST MFS Growth Portfolio................................. $ 7,702,637 $ 2,808,399
AST Neuberger Berman Mid-Cap Growth Portfolio............ $14,486,391 $ 6,592,186

                                      A55

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 5: PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                               PRELIMINARY UNAUDITED
                                                            ---------------------------
                                                             PURCHASES       SALES
                                                            ------------ --------------
AST Neuberger Berman / LSV Mid-Cap Value Portfolio......... $ 10,373,511 $    5,019,573
AST Small-Cap Growth Portfolio............................. $  9,221,964 $    4,178,605
AST PIMCO Limited Maturity Bond Portfolio.................. $ 14,645,917 $    9,383,297
AST PIMCO Total Return Bond Portfolio...................... $118,470,059 $   43,344,911
AST T. Rowe Price Equity Income Portfolio.................. $ 16,383,336 $    4,696,607
AST QMA US Equity Alpha Portfolio.......................... $  6,781,988 $    3,474,052
AST T. Rowe Price Natural Resources Portfolio.............. $ 20,411,517 $   11,293,669
AST T. Rowe Price Asset Allocation Portfolio............... $316,720,327 $   76,571,698
AST International Value Portfolio.......................... $  4,627,129 $    2,598,234
AST MFS Global Equity Portfolio............................ $  8,908,651 $    4,196,392
AST JPMorgan International Equity Portfolio................ $ 11,754,146 $    7,127,204
AST T. Rowe Price Global Bond Portfolio.................... $  9,635,799 $    4,143,565
AST International Growth Portfolio......................... $  8,798,644 $    4,922,623
AST Wellington Management Hedged Equity Portfolio.......... $ 26,770,358 $    5,792,605
AST Capital Growth Asset Allocation Portfolio.............. $190,563,235 $  102,293,562
AST Academic Strategies Asset Allocation Portfolio......... $145,152,253 $   79,786,279
AST Balanced Asset Allocation Portfolio.................... $234,714,613 $  104,342,495
AST Preservation Asset Allocation Portfolio................ $162,339,286 $   34,266,824
AST First Trust Balanced Target Portfolio.................. $141,115,036 $   49,268,223
AST First Trust Capital Appreciation Target Portfolio...... $155,858,950 $   63,987,449
AST Advanced Strategies Portfolio.......................... $228,645,784 $   64,282,716
AST Schroders Global Tactical Portfolio.................... $125,307,798 $   43,843,613
AST CLS Moderate Asset Allocation Portfolio................ $144,968,657 $   38,426,116
AST J.P. Morgan Global Thematic Portfolio.................. $ 77,036,464 $   27,281,983
AST Horizon Moderate Asset Allocation Portfolio............ $ 69,955,075 $   26,475,860
AST FI Pyramis(R) Asset Allocation Portfolio............... $ 84,056,580 $   26,722,575
AST Investment Grade Bond Portfolio........................ $932,831,372 $1,385,602,531
AST Western Asset Core Plus Bond Portfolio................. $ 28,748,378 $   15,008,594
AST Bond Portfolio 2018.................................... $  7,331,308 $    7,664,054
AST Bond Portfolio 2019.................................... $  2,528,043 $      271,583
AST Global Real Estate Portfolio........................... $  4,566,667 $    2,077,237
AST Parametric Emerging Markets Equity Portfolio........... $ 20,731,809 $   12,330,400
AST Bond Portfolio 2020.................................... $    124,049 $      748,375
AST Jennison Large-Cap Value Portfolio..................... $  4,554,470 $    2,311,787
AST Jennison Large-Cap Growth Portfolio.................... $  7,823,626 $    2,682,144
AST Bond Portfolio 2017.................................... $  9,869,836 $   10,199,839
AST Bond Portfolio 2021.................................... $ 11,105,051 $   18,634,927
AST Bond Portfolio 2022.................................... $ 14,850,364 $   10,074,030
AST Quantitative Modeling Portfolio........................ $     76,307 $        7,024
AST BlackRock Global Strategies Portfolio.................. $ 43,427,082 $    8,012,071
AST Prudential Core Bond Portfolio......................... $  8,963,340 $    2,720,558
AST Neuberger Berman Core Bond Portfolio................... $  3,444,864 $      357,511
AST Bond Portfolio 2023.................................... $  4,225,471 $      359,708
AST Franklin Templeton Founding Funds Allocation Portfolio. $227,085,047 $   20,692,403
AST New Discovery Asset Allocation Portfolio............... $ 27,498,355 $    4,797,438
AST Western Asset Emerging Markets Debt Portfolio.......... $     83,933 $       16,798
AST MFS Large-Cap Value Portfolio.......................... $     42,200 $        2,179
Davis Value Portfolio...................................... $     33,723 $      350,398
Prudential SP International Value Portfolio................ $    149,286 $      806,935
Prudential Diversified Bond Portfolio...................... $    198,542 $    3,786,185
Prudential SP Prudential U.S. Emerging Growth Portfolio.... $    129,335 $    2,275,093
Prudential Value Portfolio................................. $    293,081 $    4,654,650
Prudential Equity Portfolio................................ $    315,505 $    2,992,968
Prudential Jennison 20/20 Focus Portfolio.................. $    124,855 $      565,140
Franklin Templeton VIP Founding Funds Allocation Fund...... $ 94,960,979 $  232,585,350

                                      A56

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 5: PURCHASES AND SALES OF INVESTMENTS (CONTINUED)

                                                                        PRELIMINARY UNAUDITED
                                                                       -----------------------
                                                                       PURCHASES     SALES
                                                                       ---------- ------------
FTVIP Franklin Small-Mid Cap Growth Securities Fund - Class 2......... $  101,081 $    336,909
Prudential Global Portfolio........................................... $   44,166 $    731,672
Prudential High Yield Bond Portfolio.................................. $  654,597 $  3,923,801
Janus Aspen Janus Portfolio - Service Shares.......................... $   17,644 $    124,235
Prudential SP International Growth Portfolio.......................... $   63,173 $    611,357
Prudential Jennison Portfolio......................................... $  117,403 $  3,738,579
Janus Aspen Janus Portfolio - Institutional Shares.................... $   22,333 $    805,837
Janus Aspen Overseas Portfolio - Institutional Shares................. $  154,473 $  1,437,826
NVIT Developing Markets Fund.......................................... $   45,901 $    154,752
MFS(R) Growth Series - Initial Class.................................. $   31,348 $    887,755
MFS(R) Research Series - Initial Class................................ $    3,876 $    275,902
Prudential Money Market Portfolio..................................... $4,226,615 $  7,710,705
ProFund VP Consumer Services.......................................... $   49,172 $    109,701
ProFund VP Consumer Goods Portfolio................................... $   58,144 $     93,890
ProFund VP Financials................................................. $  103,357 $    203,182
ProFund VP Health Care................................................ $   84,235 $    142,026
ProFund VP Industrials................................................ $  106,404 $    127,367
ProFund VP Mid-Cap Growth............................................. $   47,191 $     28,854
ProFund VP Mid-Cap Value.............................................. $   16,365 $     41,255
ProFund VP Real Estate................................................ $   60,955 $     45,482
ProFund VP Small-Cap Growth........................................... $   14,320 $     12,056
ProFund VP Small-Cap Value............................................ $    3,018 $      4,909
ProFund VP Telecommunications......................................... $   54,031 $    107,062
ProFund VP Utilities.................................................. $   78,652 $    127,291
ProFund VP Large-Cap Growth........................................... $   38,005 $     30,640
ProFund VP Large-Cap Value............................................ $   16,488 $     98,683
Prudential Small Capitalization Stock Portfolio....................... $   42,407 $    753,400
Prudential SP Small Cap Value Portfolio............................... $  392,146 $  2,328,600
Prudential Stock Index Portfolio...................................... $1,664,422 $  5,845,635
T. Rowe Price Equity Income Portfolio................................. $   83,572 $  1,063,971
T. Rowe Price International Stock Portfolio........................... $   57,454 $    171,767
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $   10,802 $     25,030
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $    4,186 $     31,057
Wells Fargo Advantage VT Opportunity Fund - Class 1................... $      682 $     97,338
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $      247 $      6,670

NOTE 6: RELATED PARTY TRANSACTIONS

        PFI and its affiliates perform various services on behalf of the portfolios of the Series Fund in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

        The Prudential Series Fund has entered into a management agreement with Prudential Investments LLC ("PI") and the Advanced Series Trust has entered into an agreement with PI and AST Investment Services, Inc, both indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services with respect to each portfolio. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

                                      A57

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 6: RELATED PARTY TRANSACTIONS (CONTINUED)


        The Series Fund has distribution agreements with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Fund. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the portfolios of the Series Fund. However, service fees are paid to PIMS as distributor of the Class II shares of the portfolios of the Series Fund. The Investment Managers have agreed to reimburse certain portfolios of the Series Fund the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio's average daily net assets.

        PI has voluntarily agreed to waive a portion of its management fee equal to an annual rate of 0.05% of the average daily net assets of the Stock Index Portfolio. The waiver is voluntary and may be modified or terminated by PI at any time without notice.

        Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of each portfolio of the Series Fund.

        The Account has extensive transactions and relationships with Prudential and other affiliates. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS

        Pruco Life of New Jersey sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by Pruco Life of New Jersey and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding throughout the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

                                                PRELIMINARY UNAUDITED
                   ----------------------------------------------------------------------------------
                              AT YEAR ENDED                            FOR YEAR ENDED
                   ------------------------------------  ---------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**    TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ----------------
                                          PRUDENTIAL MONEY MARKET PORTFOLIO
                   ----------------------------------------------------------------------------------
December 31, 2012  12,369 $0.99202 to  $10.12341 $15,401   0.01%    1.00%  to   1.80%  -1.80% to  -0.98%
December 31, 2011  15,082 $1.01024 to  $10.22387 $18,883   0.02%    1.00%  to   1.80%  -1.77% to  -0.96%
December 31, 2010  18,414 $1.02843 to  $10.32322 $22,913   0.03%    1.00%  to   1.80%  -1.73% to  -0.96%
December 31, 2009  15,430 $1.04657 to  $10.42341 $18,850   0.43%    1.00%  to   1.80%  -1.40% to  -0.60%
December 31, 2008  23,300 $1.06138 to  $ 1.37270 $28,397   2.59%    1.35%  to   1.80%   0.82% to   1.30%

                                        PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                   ----------------------------------------------------------------------------------
December 31, 2012  10,433 $2.02539 to  $ 2.45301 $25,550   4.37%    1.35%  to   1.65%   8.88% to   9.20%
December 31, 2011  11,805 $1.86014 to  $ 2.24741 $26,479   4.28%    1.35%  to   1.65%   5.78% to   6.08%
December 31, 2010  13,115 $1.75857 to  $ 2.11964 $27,736   4.18%    1.35%  to   1.65%   8.78% to   9.10%
December 31, 2009  15,202 $1.61669 to  $ 1.94392 $29,488   4.69%    1.35%  to   1.65%  18.56% to  18.91%
December 31, 2008  17,358 $1.36361 to  $ 1.63556 $28,332   5.12%    1.35%  to   1.65%  -5.02% to  -4.74%

                                      A58

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   ------------------------------------------------------------------------------------
                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                              PRUDENTIAL EQUITY PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012   9,808 $1.28661 to  $ 2.19998 $20,375   0.59%    1.35%  to   1.80%   11.67% to   12.17%
December 31, 2011  11,025 $1.15047 to  $ 1.96226 $20,353   0.68%    1.35%  to   1.80%   -5.17% to   -4.75%
December 31, 2010  12,475 $1.21137 to  $ 2.06117 $24,170   0.80%    1.35%  to   1.80%    9.93% to   10.41%
December 31, 2009  14,144 $1.10036 to  $ 1.86775 $24,855   1.61%    1.35%  to   1.80%   35.71% to   36.32%
December 31, 2008  15,829 $0.80955 to  $ 1.37073 $20,459   1.45%    1.35%  to   1.80%  -39.25% to  -38.98%

                                              PRUDENTIAL VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  12,843 $1.44440 to  $ 2.83999 $28,402   0.98%    1.35%  to   1.80%   12.59% to   13.09%
December 31, 2011  14,821 $1.28292 to  $ 2.51241 $28,787   1.02%    1.35%  to   1.80%   -7.24% to   -6.83%
December 31, 2010  16,908 $1.38306 to  $ 2.69800 $34,989   0.96%    1.35%  to   1.80%   11.85% to   12.34%
December 31, 2009  11,984 $1.23652 to  $ 2.40272 $25,088   2.06%    1.35%  to   1.80%   39.42% to   40.04%
December 31, 2008  13,276 $0.88692 to  $ 1.71665 $19,943   1.88%    1.35%  to   1.80%  -43.32% to  -43.07%

                                         PRUDENTIAL HIGH YIELD BOND PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012   5,737 $1.95903 to  $13.63244 $21,224   6.93%    1.35%  to   1.80%   12.40% to   12.90%
December 31, 2011   6,482 $1.74036 to  $12.08103 $21,605   7.44%    1.35%  to   2.10%    2.94% to    3.69%
December 31, 2010   7,412 $1.68340 to  $11.65524 $24,396   8.33%    1.35%  to   2.10%   11.70% to   12.53%
December 31, 2009   8,610 $1.50037 to  $10.36252 $25,112   6.10%    1.35%  to   1.80%    3.16% to   45.21%
December 31, 2008   9,067 $1.03639 to  $ 1.28867 $11,670   8.56%    1.35%  to   1.65%  -23.54% to  -23.32%

                                           PRUDENTIAL STOCK INDEX PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  12,164 $0.99473 to  $ 2.24908 $23,537   1.70%    1.35%  to   1.75%   13.69% to   14.14%
December 31, 2011  14,344 $0.87367 to  $ 1.97156 $24,118   1.61%    1.35%  to   1.75%    0.20% to    0.60%
December 31, 2010  16,877 $0.87059 to  $ 1.96089 $27,983   1.76%    1.35%  to   1.75%   12.61% to   13.06%
December 31, 2009  19,203 $0.77191 to  $ 1.73514 $28,276   2.83%    1.35%  to   1.75%   23.91% to   24.41%
December 31, 2008  21,057 $0.62211 to  $ 1.39552 $25,023   2.27%    1.35%  to   1.75%  -38.03% to  -37.77%

                                              PRUDENTIAL GLOBAL PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012   3,127 $0.93051 to  $ 2.00744 $ 5,575   1.61%    1.35%  to   1.80%   15.44% to   15.95%
December 31, 2011   3,495 $0.80450 to  $ 1.73216 $ 5,368   1.57%    1.35%  to   1.80%   -8.62% to   -8.21%
December 31, 2010   4,002 $0.87862 to  $ 1.88807 $ 6,685   1.58%    1.35%  to   1.80%   10.75% to   11.24%
December 31, 2009   4,460 $0.79182 to  $ 1.69810 $ 6,679   2.91%    1.35%  to   1.80%   29.07% to   29.63%
December 31, 2008   4,837 $0.61228 to  $ 1.31055 $ 5,626   1.83%    1.35%  to   1.80%  -43.93% to  -43.68%

                                             PRUDENTIAL JENNISON PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  11,491 $0.83026 to  $ 2.39067 $23,688   0.16%    1.35%  to   1.80%   14.12% to   14.63%
December 31, 2011  13,279 $0.72609 to  $ 2.08665 $23,576   0.30%    1.35%  to   1.80%   -1.46% to   -1.03%
December 31, 2010  15,574 $0.73544 to  $ 2.10942 $27,512   0.44%    1.35%  to   1.80%    9.97% to   10.46%
December 31, 2009  16,183 $0.66747 to  $ 1.91072 $26,409   0.68%    1.35%  to   1.80%   40.50% to   41.12%
December 31, 2008  18,563 $0.47423 to  $ 1.35460 $21,442   0.53%    1.35%  to   1.80%  -38.39% to  -38.11%

                                    PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012   1,448 $2.40521 to  $ 3.08419 $ 4,435   0.61%    1.35%  to   1.65%   14.14% to   14.48%
December 31, 2011   1,672 $2.10724 to  $ 2.69556 $ 4,476   0.81%    1.35%  to   1.65%   -1.07% to   -0.78%
December 31, 2010   1,832 $2.13000 to  $ 2.71805 $ 4,950   0.83%    1.35%  to   1.65%   23.89% to   24.25%
December 31, 2009   2,118 $1.71932 to  $ 2.18866 $ 4,611   1.86%    1.35%  to   1.65%   23.15% to   23.51%
December 31, 2008   2,399 $1.39606 to  $ 1.77290 $ 4,234   1.17%    1.35%  to   1.65%  -32.16% to  -31.96%

                                      T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012   1,240 $1.08327 to  $ 1.48263 $ 1,838   1.28%    1.35%  to   1.65%   16.51% to   16.86%
December 31, 2011   1,305 $0.92976 to  $ 1.26936 $ 1,655   1.44%    1.35%  to   1.65%  -14.25% to  -14.00%
December 31, 2010   1,532 $1.08424 to  $ 1.47671 $ 2,254   0.90%    1.35%  to   1.65%   12.60% to   12.92%
December 31, 2009   1,706 $1.30828 to  $ 1.30828 $ 2,232   2.70%    1.40%  to   1.40%   50.29% to   50.37%
December 31, 2008   1,818 $0.65977 to  $ 0.87049 $ 1,582   1.84%    1.35%  to   1.40%  -49.42% to  -49.39%

                                      A59

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                PRELIMINARY UNAUDITED
                   -----------------------------------------------------------------------------------
                              AT YEAR ENDED                            FOR YEAR ENDED
                   -----------------------------------  -----------------------------------------------
                                                 NET    INVESTMENT
                   UNITS       UNIT VALUE       ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)  LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                        T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2012  2,698  $1.55020 to  $2.40943 $ 6,445   2.14%    1.35%  to   1.65%   15.24% to   15.58%
December 31, 2011  3,092  $1.34518 to  $2.08566 $ 6,387   1.73%    1.35%  to   1.65%   -2.32% to   -2.03%
December 31, 2010  3,462  $1.37716 to  $2.13003 $ 7,300   1.89%    1.35%  to   1.65%   13.16% to   13.49%
December 31, 2009  3,901  $1.21705 to  $1.87780 $ 7,273   2.00%    1.35%  to   1.65%   23.55% to   23.93%
December 31, 2008  4,460  $0.98503 to  $1.51606 $ 6,720   2.32%    1.35%  to   1.65%  -37.15% to  -36.96%

                                            INVESCO V.I. CORE EQUITY FUND
                   -----------------------------------------------------------------------------------
December 31, 2012  4,531  $1.05048 to  $2.00552 $ 9,075   0.96%    1.35%  to   1.65%   12.02% to   12.36%
December 31, 2011  5,089  $0.93773 to  $1.78573 $ 9,075   0.95%    1.35%  to   1.65%   -1.68% to   -1.40%
December 31, 2010  5,771  $0.95379 to  $1.81190 $10,423   0.96%    1.35%  to   1.65%    7.77% to    8.09%
December 31, 2009  6,508  $0.88500 to  $1.67706 $10,854   1.83%    1.35%  to   1.65%   26.20% to   26.61%
December 31, 2008  7,327  $0.70126 to  $1.32547 $ 9,665   2.00%    1.35%  to   1.65%  -31.28% to  -31.08%

                                 JANUS ASPEN JANUS PORTFOLIO -- INSTITUTIONAL SHARES
                   -----------------------------------------------------------------------------------
December 31, 2012  2,873  $0.85244 to  $1.77801 $ 5,085   0.55%    1.35%  to   1.65%   16.66% to   17.01%
December 31, 2011  3,289  $0.73068 to  $1.52032 $ 4,977   0.58%    1.35%  to   1.65%   -6.83% to   -6.57%
December 31, 2010  3,767  $0.78421 to  $1.62786 $ 6,073   1.09%    1.35%  to   1.65%   12.67% to   12.99%
December 31, 2009  4,393  $0.69604 to  $1.44140 $ 6,265   0.54%    1.35%  to   1.65%   34.14% to   34.54%
December 31, 2008  4,794  $0.51888 to  $1.07198 $ 5,101   0.72%    1.35%  to   1.65%  -40.70% to  -40.53%

                                JANUS ASPEN OVERSEAS PORTFOLIO -- INSTITUTIONAL SHARES
                   -----------------------------------------------------------------------------------
December 31, 2012  2,538  $1.88205 to  $3.40535 $ 8,556   0.69%    1.35%  to   1.65%   11.62% to   11.96%
December 31, 2011  2,904  $1.68615 to  $3.04341 $ 8,735   0.46%    1.35%  to   1.65%  -33.27% to  -33.07%
December 31, 2010  3,325  $2.52677 to  $4.54962 $14,939   0.68%    1.35%  to   1.65%   23.28% to   23.64%
December 31, 2009  3,937  $2.04970 to  $3.68158 $14,332   0.56%    1.35%  to   1.65%   76.64% to   77.17%
December 31, 2008  4,558  $1.16037 to  $2.07911 $ 9,376   1.19%    1.35%  to   1.65%  -52.89% to  -52.75%

                                       MFS(R) RESEARCH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2012    852  $1.87950 to  $1.87950 $ 1,601   0.79%    1.40%  to   1.40%   15.65% to   15.65%
December 31, 2011    990  $1.62522 to  $1.62522 $ 1,609   0.86%    1.40%  to   1.40%   -1.82% to   -1.82%
December 31, 2010  1,149  $1.65543 to  $1.65543 $ 1,902   0.93%    1.40%  to   1.40%   14.29% to   14.29%
December 31, 2009  1,248  $1.44843 to  $1.44843 $ 1,808   1.45%    1.40%  to   1.40%   28.75% to   28.75%
December 31, 2008  1,367  $1.12501 to  $1.12501 $ 1,538   0.56%    1.40%  to   1.40%  -36.97% to  -36.97%

                                        MFS(R) GROWTH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2012  3,081  $1.02455 to  $1.91698 $ 5,898   0.00%    1.35%  to   1.65%   15.47% to   15.81%
December 31, 2011  3,507  $0.88728 to  $1.65595 $ 5,790   0.19%    1.35%  to   1.65%   -1.95% to   -1.65%
December 31, 2010  3,975  $0.90488 to  $1.68460 $ 6,677   0.12%    1.35%  to   1.65%   13.46% to   13.80%
December 31, 2009  4,435  $0.79756 to  $1.48114 $ 6,551   0.32%    1.35%  to   1.65%   35.43% to   35.83%
December 31, 2008  4,986  $0.58889 to  $1.09086 $ 5,426   0.24%    1.35%  to   1.65%  -38.43% to  -38.25%

                                            AMERICAN CENTURY VP VALUE FUND
                   -----------------------------------------------------------------------------------
December 31, 2012  1,041  $1.84301 to  $2.23925 $ 2,318   1.91%    1.35%  to   1.65%   12.71% to   13.05%
December 31, 2011  1,221  $1.63512 to  $1.98177 $ 2,408   2.02%    1.35%  to   1.65%   -0.62% to   -0.33%
December 31, 2010  1,337  $1.64535 to  $1.98934 $ 2,649   2.20%    1.35%  to   1.65%   11.58% to   11.91%
December 31, 2009  1,481  $1.47454 to  $1.77852 $ 2,621   5.79%    1.35%  to   1.65%   17.92% to   18.27%
December 31, 2008  1,667  $1.25041 to  $1.50461 $ 2,499   2.52%    1.35%  to   1.65%  -27.97% to  -27.75%

                            FTVIP FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND -- CLASS 2
                   -----------------------------------------------------------------------------------
December 31, 2012  1,402  $1.11808 to  $1.94109 $ 2,703   0.00%    1.35%  to   1.65%    9.04% to    9.37%
December 31, 2011  1,511  $1.02535 to  $1.77574 $ 2,657   0.00%    1.35%  to   1.65%   -6.37% to   -6.09%
December 31, 2010  1,608  $1.09508 to  $1.89197 $ 3,000   0.00%    1.35%  to   1.65%   25.55% to   25.93%
December 31, 2009  1,702  $0.87224 to  $1.50320 $ 2,523   0.00%    1.35%  to   1.65%   41.25% to   41.68%
December 31, 2008  1,856  $0.61753 to  $1.06167 $ 1,943   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%

                                      A60

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   ------------------------------------------------------------------------------------
                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                       PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  2,215  $1.70567 to  $ 1.81563 $ 4,016   0.00%    1.35%  to   1.65%    9.23% to    9.55%
December 31, 2011  2,433  $1.56151 to  $ 1.65810 $ 4,027   0.08%    1.35%  to   1.65%   -5.72% to   -5.44%
December 31, 2010  2,744  $1.65622 to  $ 1.75443 $ 4,807   0.00%    1.35%  to   1.65%    6.08% to    6.40%
December 31, 2009  2,995  $1.56131 to  $ 1.64969 $ 4,934   0.49%    1.35%  to   1.65%   55.28% to   55.73%
December 31, 2008  3,327  $1.00550 to  $ 1.05981 $ 3,523   0.55%    1.35%  to   1.65%  -40.14% to  -39.96%

                                                 DAVIS VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  1,843  $1.12101 to  $ 1.16370 $ 2,131   1.62%    1.35%  to   1.65%   11.23% to   11.57%
December 31, 2011  2,104  $1.00779 to  $ 1.04304 $ 2,181   0.81%    1.35%  to   1.65%   -5.73% to   -5.45%
December 31, 2010  2,278  $1.06904 to  $ 1.10314 $ 2,499   1.31%    1.35%  to   1.65%   10.93% to   11.25%
December 31, 2009  2,563  $0.96368 to  $ 0.99157 $ 2,528   0.88%    1.35%  to   1.65%   29.03% to   29.41%
December 31, 2008  3,060  $0.74684 to  $ 0.76620 $ 2,334   0.91%    1.35%  to   1.65%  -41.30% to  -41.12%

                               ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO CLASS B
                   ------------------------------------------------------------------------------------
December 31, 2012    671  $0.66012 to  $ 0.68115 $   457   0.03%    1.40%  to   1.65%   14.23% to   14.52%
December 31, 2011    785  $0.57787 to  $ 0.59481 $   467   0.09%    1.40%  to   1.65%   -4.83% to   -4.61%
December 31, 2010    795  $0.60717 to  $ 0.62731 $   495   0.27%    1.35%  to   1.65%    8.05% to    8.37%
December 31, 2009    852  $0.56193 to  $ 0.57885 $   490   0.00%    1.35%  to   1.65%   34.87% to   35.31%
December 31, 2008    980  $0.41663 to  $ 0.42781 $   417   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%

                                        PRUDENTIAL SP SMALL CAP VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  4,682  $1.56511 to  $12.71248 $ 9,189   0.46%    1.35%  to   2.35%   13.39% to   14.51%
December 31, 2011  5,636  $1.37284 to  $ 1.79660 $ 9,694   0.66%    1.35%  to   1.80%   -4.49% to   -4.06%
December 31, 2010  7,783  $1.43734 to  $ 1.87355 $14,070   0.65%    1.35%  to   1.80%   24.03% to   24.59%
December 31, 2009  8,611  $1.15887 to  $ 1.50448 $12,502   1.50%    1.35%  to   1.80%   28.50% to   29.05%
December 31, 2008  9,556  $0.90185 to  $ 1.16633 $10,785   1.11%    1.35%  to   1.80%  -31.74% to  -31.43%

                                     JANUS ASPEN JANUS PORTFOLIO -- SERVICE SHARES
                   ------------------------------------------------------------------------------------
December 31, 2012    354  $0.71657 to  $ 1.58757 $   389   0.42%    1.40%  to   1.75%   16.24% to   16.65%
December 31, 2011    428  $0.61555 to  $ 1.36100 $   423   0.40%    1.40%  to   1.75%   -7.16% to   -6.84%
December 31, 2010    679  $0.66210 to  $ 1.46090 $   668   0.37%    1.40%  to   1.75%   12.30% to   12.68%
December 31, 2009    566  $0.58877 to  $ 1.29652 $   533   0.38%    1.40%  to   1.75%   33.67% to   34.14%
December 31, 2008    662  $0.43971 to  $ 0.96655 $   479   0.58%    1.40%  to   1.75%  -40.91% to  -40.70%

                                PRUDENTIAL SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  3,842  $1.30516 to  $ 2.87251 $ 8,479   0.41%    1.35%  to   1.80%   14.81% to   15.32%
December 31, 2011  4,764  $1.13467 to  $ 2.49218 $ 9,168   0.59%    1.35%  to   1.80%    0.42% to    0.86%
December 31, 2010  5,712  $1.12786 to  $ 2.47225 $10,859   0.40%    1.35%  to   1.80%   18.30% to   18.82%
December 31, 2009  3,805  $0.95142 to  $ 2.08159 $ 6,160   0.74%    1.35%  to   1.80%   39.39% to   40.00%
December 31, 2008  4,497  $0.68135 to  $ 1.48767 $ 5,091   0.30%    1.35%  to   1.80%  -37.36% to  -37.08%

                                     PRUDENTIAL SP INTERNATIONAL GROWTH PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  1,851  $0.77310 to  $ 1.89389 $ 2,642   0.65%    1.35%  to   1.80%   20.23% to   20.77%
December 31, 2011  2,217  $0.64172 to  $ 1.56912 $ 2,650   1.29%    1.35%  to   1.80%  -16.42% to  -16.04%
December 31, 2010  2,753  $0.76618 to  $ 1.86993 $ 3,873   1.53%    1.40%  to   1.80%   11.98% to   12.44%
December 31, 2009  2,842  $0.68282 to  $ 1.66303 $ 3,568   2.18%    1.40%  to   1.80%   34.72% to   35.26%
December 31, 2008  3,161  $0.50582 to  $ 1.22951 $ 2,916   1.64%    1.35%  to   1.80%  -51.18% to  -50.96%

                                      PRUDENTIAL SP INTERNATIONAL VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2012  1,533  $1.07395 to  $ 1.82277 $ 2,374   2.70%    1.40%  to   1.75%   14.91% to   15.31%
December 31, 2011  1,944  $0.93318 to  $ 1.58079 $ 2,638   2.42%    1.40%  to   1.75%  -14.59% to  -14.29%
December 31, 2010  2,288  $1.09095 to  $ 1.84445 $ 3,609   2.19%    1.40%  to   1.80%    8.85% to    9.28%
December 31, 2009  2,567  $1.00020 to  $ 1.68786 $ 3,658   3.13%    1.40%  to   1.80%   30.01% to   30.52%
December 31, 2008  2,902  $0.76784 to  $ 1.29318 $ 3,162   2.81%    1.40%  to   1.80%  -45.05% to  -44.83%

                                      A61

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   ---------------------------------------------------------------------------------------
                                AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------   -----------------------------------------------
                                                    NET     INVESTMENT
                   UNITS        UNIT VALUE         ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)     RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  --------  ---------- -----------------  ------------------
                                       AST GOLDMAN SACHS LARGE-CAP VALUE PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,313 $ 9.11684 to  $14.71569 $ 14,804    1.02%    0.85%  to   2.45%   16.73% to   18.65%
December 31, 2011     907 $ 7.84754 to  $12.53734 $  8,531    1.07%    0.85%  to   2.45%  -15.50% to   -6.59%
December 31, 2010     722 $ 8.41375 to  $13.52811 $  7,184    1.22%    1.15%  to   2.45%    7.31% to   11.60%
December 31, 2009     254 $ 7.55020 to  $12.21751 $  2,033    2.52%    1.15%  to   2.05%   16.79% to   20.67%
December 31, 2008      70 $ 6.59044 to  $ 7.21408 $    477    1.69%    1.15%  to   2.05%  -41.88% to  -41.36%

                          AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO (EXPIRED MAY 04, 2012)
                   ---------------------------------------------------------------------------------------
December 31, 2012       0 $ 9.65752 to  $15.36293 $     (0)   0.00%    0.55%  to   2.85%    8.20% to    9.07%
December 31, 2011   1,061 $ 9.12113 to  $14.15216 $ 11,176    1.04%    1.15%  to   2.85%    0.62% to    2.40%
December 31, 2010     767 $ 8.96487 to  $13.93020 $  7,763    1.09%    1.15%  to   2.70%    7.22% to   12.55%
December 31, 2009     301 $ 8.01628 to  $12.47459 $  2,505    1.82%    1.15%  to   2.50%   14.90% to   23.81%
December 31, 2008      82 $ 6.92900 to  $ 7.53614 $    605    2.14%    1.15%  to   1.80%  -35.90% to  -35.49%

                                   AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012  14,549 $10.68267 to  $14.04822 $163,822    1.95%    0.55%  to   2.85%    7.97% to   10.53%
December 31, 2011  10,204 $ 9.73713 to  $12.88722 $105,294    1.58%    0.55%  to   2.85%   -6.13% to   -3.91%
December 31, 2010   7,045 $ 9.72815 to  $13.59785 $ 76,431    0.54%    0.55%  to   2.85%    7.06% to   10.54%
December 31, 2009   1,392 $ 9.24887 to  $12.39836 $ 13,894    1.08%    1.15%  to   2.55%   22.51% to   26.21%
December 31, 2008     262 $ 7.35331 to  $ 8.26716 $  2,074    2.23%    1.15%  to   2.40%  -31.83% to  -27.07%

                                           AST COHEN & STEERS REALTY PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,351 $10.07765 to  $21.69183 $ 18,830    1.30%    0.55%  to   2.85%   12.06% to   14.71%
December 31, 2011     780 $ 9.38275 to  $19.17281 $  9,555    0.73%    0.85%  to   2.85%   -6.17% to    5.38%
December 31, 2010     542 $ 8.36127 to  $18.33755 $  6,254    1.23%    1.00%  to   2.85%   17.47% to   27.42%
December 31, 2009     149 $ 7.87308 to  $14.52687 $  1,281    2.78%    1.15%  to   2.10%   29.15% to   51.09%
December 31, 2008      70 $ 6.07516 to  $ 8.21151 $    495    4.81%    1.15%  to   1.80%  -36.20% to  -35.79%

                                    AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012  12,551 $11.00927 to  $13.12718 $144,462    1.46%    0.55%  to   2.85%    7.56% to   10.11%
December 31, 2011   8,024 $10.15261 to  $12.08786 $ 85,179    0.89%    0.55%  to   2.85%   -2.62% to   -0.32%
December 31, 2010   6,294 $10.26045 to  $12.29454 $ 68,277    0.36%    0.55%  to   2.85%    4.70% to    7.11%
December 31, 2009   2,802 $ 9.68501 to  $11.67943 $ 29,570    0.83%    1.15%  to   2.50%   15.87% to   20.87%
December 31, 2008   1,404 $ 8.04051 to  $ 9.52935 $ 12,483    0.29%    1.15%  to   2.40%  -20.61% to  -18.55%

                                              AST BLACKROCK VALUE PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,194 $ 9.12709 to  $15.29152 $ 13,690    1.06%    0.55%  to   2.85%   10.16% to   12.78%
December 31, 2011     596 $ 8.45207 to  $13.74775 $  6,050    0.76%    0.55%  to   2.85%  -10.70% to   -1.04%
December 31, 2010     369 $ 8.25078 to  $14.08474 $  3,786    0.98%    1.00%  to   2.85%    6.06% to   11.33%
December 31, 2009     113 $ 7.82812 to  $12.77034 $    939    0.79%    1.15%  to   2.10%   15.83% to   26.46%
December 31, 2008      86 $ 6.73868 to  $ 7.95205 $    608    2.50%    1.15%  to   1.80%  -38.41% to  -38.01%

                                                 AST HIGH YIELD PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,737 $11.01858 to  $15.76773 $ 21,591    5.83%    0.85%  to   2.85%   10.62% to   12.91%
December 31, 2011   1,020 $10.70991 to  $14.11698 $ 11,410    6.50%    1.15%  to   2.85%    0.24% to    2.00%
December 31, 2010     812 $10.68442 to  $13.94919 $  9,044    3.48%    1.00%  to   2.85%    7.02% to   12.38%
December 31, 2009     295 $ 9.93381 to  $12.52966 $  3,095    4.14%    1.15%  to   2.50%   25.08% to   34.28%
December 31, 2008     158 $ 7.42367 to  $ 7.97763 $  1,243    9.02%    1.15%  to   1.80%  -26.86% to  -25.76%

                                        AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,223 $ 9.51449 to  $16.96161 $ 14,554    0.00%    0.55%  to   2.85%   16.65% to   19.41%
December 31, 2011     859 $ 8.63723 to  $14.40189 $  8,662    0.47%    1.00%  to   2.85%  -15.59% to  -13.97%
December 31, 2010     423 $10.11934 to  $16.89809 $  4,990    0.03%    1.00%  to   2.85%   21.04% to   31.23%
December 31, 2009     140 $ 7.77201 to  $12.99734 $  1,164    0.15%    1.15%  to   2.10%   29.87% to   31.41%
December 31, 2008      69 $ 5.96393 to  $ 7.39352 $    465    0.00%    1.15%  to   1.90%  -45.14% to  -44.73%

                                      A62

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   -------------------------------------------------------------------------------------
                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                              AST MID-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012    778  $11.65476 to  $17.66406 $ 9,840   0.44%    0.55%  to   2.85%   15.03% to   17.76%
December 31, 2011    550  $10.02005 to  $15.20886 $ 5,953   0.69%    1.15%  to   2.85%   -6.20% to   -4.55%
December 31, 2010    481  $10.56476 to  $16.05923 $ 5,460   0.39%    1.15%  to   2.85%   14.32% to   22.20%
December 31, 2009    135  $ 8.70075 to  $13.24524 $ 1,225   1.57%    1.15%  to   2.15%   32.64% to   37.31%
December 31, 2008     63  $ 6.37746 to  $ 7.22665 $   423   1.11%    1.15%  to   2.15%  -39.43% to  -38.83%

                                             AST SMALL-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012    727  $10.03524 to  $17.11423 $ 8,844   0.41%    0.55%  to   2.85%   14.79% to   17.51%
December 31, 2011    522  $ 9.54341 to  $14.76666 $ 5,461   0.63%    0.55%  to   2.85%   -8.65% to   -6.49%
December 31, 2010    464  $10.30053 to  $16.01106 $ 5,239   0.35%    1.00%  to   2.85%   14.25% to   24.75%
December 31, 2009    180  $ 8.34836 to  $10.20589 $ 1,610   1.65%    1.15%  to   2.15%   24.33% to   25.56%
December 31, 2008    137  $ 6.69183 to  $ 8.14863 $   977   1.14%    1.15%  to   1.90%  -31.03% to  -30.52%

                                    AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012  1,313  $11.66838 to  $15.38733 $15,908   0.23%    0.55%  to   2.70%   16.53% to   19.11%
December 31, 2011    872  $10.01355 to  $13.09897 $ 8,999   0.16%    1.15%  to   2.70%   -6.55% to   -5.05%
December 31, 2010    825  $10.70162 to  $13.90429 $ 9,069   0.07%    1.15%  to   2.70%    6.96% to    9.03%
December 31, 2009    376  $ 9.87807 to  $12.85313 $ 3,872   0.00%    1.15%  to   2.55%   27.43% to   47.70%
December 31, 2008    116  $ 6.73082 to  $ 7.74360 $   833   0.15%    1.15%  to   1.90%  -41.38% to  -40.95%

                                       AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012  1,659  $10.46013 to  $17.71525 $21,761   0.00%    0.55%  to   2.50%   16.68% to   18.96%
December 31, 2011  1,008  $10.76129 to  $15.09953 $11,359   0.00%    0.55%  to   2.50%   -5.35% to   -3.51%
December 31, 2010    934  $11.36976 to  $15.86600 $11,177   0.00%    1.00%  to   2.50%   13.48% to   18.64%
December 31, 2009    352  $10.37465 to  $13.49906 $ 3,793   0.00%    1.15%  to   2.50%   34.19% to   55.61%
December 31, 2008     91  $ 6.72291 to  $ 7.63476 $   638   0.00%    1.15%  to   1.90%  -41.90% to  -41.47%

                                             AST LARGE-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012  1,417  $ 8.29561 to  $15.24503 $14,775   3.11%    0.85%  to   2.45%   14.02% to   15.89%
December 31, 2011    841  $ 7.39857 to  $13.29726 $ 7,377   1.30%    0.85%  to   2.45%  -10.31% to   -5.27%
December 31, 2010    748  $ 7.86044 to  $14.14819 $ 6,727   0.97%    1.15%  to   2.45%    5.87% to   11.87%
December 31, 2009    629  $ 7.07131 to  $12.74667 $ 4,841   2.80%    1.15%  to   1.95%   17.21% to   26.67%
December 31, 2008    594  $ 6.02732 to  $ 6.82177 $ 3,908   2.14%    1.15%  to   1.90%  -42.58% to  -39.90%

                                      AST LORD ABBETT CORE FIXED INCOME PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012  3,353  $10.94845 to  $15.11073 $41,194   1.11%    0.55%  to   2.85%    2.91% to    5.35%
December 31, 2011  1,576  $10.42419 to  $14.54337 $18,985   1.50%    0.85%  to   2.85%    4.25% to    8.92%
December 31, 2010    612  $10.74306 to  $13.45763 $ 7,233   6.06%    1.15%  to   2.85%    7.56% to   12.13%
December 31, 2009    348  $10.30711 to  $12.09710 $ 3,865   7.45%    1.15%  to   2.00%   20.56% to   33.07%
December 31, 2008    187  $ 7.75694 to  $ 8.54833 $ 1,586   7.72%    1.15%  to   1.80%  -24.61% to  -22.56%

                                          AST MARSICO CAPITAL GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012  2,543  $10.10909 to  $16.00178 $30,012   0.37%    0.85%  to   2.85%    9.06% to   11.31%
December 31, 2011  1,718  $ 9.08180 to  $14.53184 $18,293   0.32%    0.85%  to   2.85%   -8.96% to   -1.89%
December 31, 2010  1,534  $ 9.48403 to  $14.95140 $16,557   0.54%    1.15%  to   2.85%   12.33% to   18.39%
December 31, 2009    614  $ 8.02264 to  $12.72864 $ 5,313   0.77%    1.15%  to   2.15%   27.03% to   28.28%
December 31, 2008    338  $ 6.26305 to  $ 7.27809 $ 2,337   0.51%    1.15%  to   1.80%  -44.66% to  -39.89%

                                                AST MFS GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2012    894  $10.71705 to  $15.06982 $10,768   0.00%    0.55%  to   2.85%   13.74% to   16.44%
December 31, 2011    456  $ 9.23171 to  $13.12223 $ 4,780   0.38%    0.55%  to   2.45%   -7.50% to   -1.14%
December 31, 2010    382  $ 9.93078 to  $13.45761 $ 4,081   0.10%    1.15%  to   2.45%    8.30% to   11.50%
December 31, 2009    138  $ 8.96358 to  $12.16473 $ 1,297   0.15%    1.15%  to   2.10%   21.30% to   23.13%
December 31, 2008     57  $ 7.34079 to  $ 8.28286 $   449   0.30%    1.15%  to   1.80%  -37.43% to  -37.03%

                                      A63

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   --------------------------------------------------------------------------------------
                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                      AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,511 $10.25722 to  $17.17555 $ 19,517   0.00%    0.55%  to   2.85%    9.17% to   11.77%
December 31, 2011     862 $ 9.20532 to  $15.58152 $ 10,193   0.00%    0.55%  to   2.70%   -7.23% to    1.13%
December 31, 2010     694 $10.47140 to  $15.62143 $  8,235   0.00%    1.00%  to   2.70%   19.02% to   27.40%
December 31, 2009     181 $ 8.24353 to  $12.37664 $  1,685   0.00%    1.15%  to   2.15%   24.05% to   28.31%
December 31, 2008     109 $ 6.83068 to  $ 8.62745 $    836   0.00%    1.15%  to   2.15%  -44.38% to  -43.83%

                                   AST NEUBERGER BERMAN / LSV MID-CAP VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,289 $10.77542 to  $18.27003 $ 15,762   0.94%    1.00%  to   2.85%   13.78% to   15.97%
December 31, 2011     817 $ 9.36543 to  $15.90297 $  8,617   0.95%    1.15%  to   2.85%   -5.26% to   -3.59%
December 31, 2010     659 $ 9.77667 to  $16.62562 $  7,138   0.89%    1.15%  to   2.70%   11.77% to   22.03%
December 31, 2009     252 $ 8.06289 to  $13.73161 $  2,160   1.69%    1.15%  to   2.00%   35.54% to   39.05%
December 31, 2008     143 $ 5.83598 to  $ 6.90162 $    900   1.73%    1.15%  to   1.80%  -43.28% to  -42.92%

                                        AST PIMCO LIMITED MATURITY BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,961 $10.11087 to  $12.61643 $ 21,292   1.30%    0.55%  to   2.85%    1.71% to    4.12%
December 31, 2011   1,419 $ 9.94129 to  $12.18917 $ 15,100   0.94%    1.00%  to   2.85%   -0.66% to    1.24%
December 31, 2010   1,124 $10.00728 to  $12.07057 $ 12,054   1.91%    1.15%  to   2.85%    0.00% to    2.72%
December 31, 2009     419 $10.49444 to  $11.78015 $  4,866   4.82%    1.15%  to   2.10%    5.04% to    9.19%
December 31, 2008     270 $ 9.71676 to  $10.83660 $  2,892   5.62%    1.15%  to   1.80%   -2.91% to   -0.03%

                                        AST T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,858 $ 9.00517 to  $15.92130 $ 20,789   0.17%    0.55%  to   2.85%   13.90% to   16.61%
December 31, 2011     750 $ 7.81876 to  $13.84402 $  7,094   1.17%    0.85%  to   2.85%  -10.17% to   -2.76%
December 31, 2010     718 $ 8.09199 to  $14.34884 $  6,844   1.08%    1.15%  to   2.85%    4.77% to   11.96%
December 31, 2009     291 $ 7.27422 to  $12.91774 $  2,229   3.24%    1.15%  to   2.15%   21.19% to   27.90%
December 31, 2008      78 $ 5.98171 to  $ 6.73924 $    501   3.24%    1.15%  to   1.80%  -42.91% to  -42.55%

                                            AST QMA US EQUITY ALPHA PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012     567 $10.38147 to  $17.10866 $  7,120   0.71%    1.00%  to   2.45%   15.89% to   17.63%
December 31, 2011     294 $ 8.85664 to  $14.68191 $  3,025   0.76%    1.00%  to   2.85%    0.51% to    2.43%
December 31, 2010     231 $ 8.64622 to  $14.46757 $  2,243   0.58%    1.00%  to   2.85%    8.14% to   13.91%
December 31, 2009     125 $ 7.59041 to  $12.82018 $    982   1.80%    1.00%  to   1.95%   19.67% to   27.22%
December 31, 2008     100 $ 6.29304 to  $ 7.04101 $    652   2.27%    1.00%  to   1.80%  -39.80% to  -39.32%

                                      AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   2,964 $ 7.88745 to  $13.79902 $ 29,950   0.40%    0.85%  to   2.85%    0.66% to    2.74%
December 31, 2011   2,024 $ 7.67745 to  $13.57744 $ 20,366   0.61%    0.85%  to   2.85%  -22.38% to  -15.76%
December 31, 2010   1,711 $11.39318 to  $16.26883 $ 20,899   0.39%    1.00%  to   2.85%   15.56% to   19.26%
December 31, 2009     704 $ 9.76890 to  $13.76951 $  7,797   1.19%    1.15%  to   2.55%   33.15% to   47.95%
December 31, 2008     333 $ 6.65868 to  $ 9.18555 $  2,681   0.61%    1.15%  to   1.90%  -50.92% to  -50.55%

                                      AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  45,662 $10.69535 to  $14.81356 $550,692   1.21%    0.55%  to   2.85%   10.26% to   12.87%
December 31, 2011  24,391 $ 9.50439 to  $13.30691 $264,165   1.11%    0.55%  to   2.85%   -4.90% to    1.42%
December 31, 2010  16,476 $10.44562 to  $13.30202 $178,780   0.79%    0.95%  to   2.85%    6.24% to   10.43%
December 31, 2009   4,962 $ 9.48714 to  $12.15888 $ 50,136   1.94%    1.15%  to   2.55%   20.65% to   22.97%
December 31, 2008   1,437 $ 7.74163 to  $ 8.78196 $ 11,921   1.95%    1.15%  to   2.40%  -27.68% to  -23.34%

                                             AST MFS GLOBAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,169 $10.68753 to  $16.86736 $ 14,767   1.03%    0.55%  to   2.55%   20.01% to   22.40%
December 31, 2011     738 $ 9.90992 to  $13.97222 $  7,786   0.50%    0.55%  to   2.55%   -5.54% to   -3.66%
December 31, 2010     600 $10.33903 to  $14.70491 $  6,737   0.40%    0.55%  to   2.55%    8.66% to   10.94%
December 31, 2009     157 $ 9.36927 to  $13.37974 $  1,625   1.58%    1.15%  to   2.55%   29.06% to   32.83%
December 31, 2008      46 $ 7.73203 to  $ 9.03881 $    374   1.20%    1.15%  to   1.90%  -35.22% to  -34.74%

                                      A64

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   --------------------------------------------------------------------------------------
                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                       AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,788 $ 9.83010 to  $15.23803 $ 19,759   1.65%    0.55%  to   2.70%   18.61% to   21.24%
December 31, 2011   1,314 $ 8.17393 to  $12.74350 $ 12,054   1.38%    0.55%  to   2.70%  -11.60% to   -9.65%
December 31, 2010   1,247 $ 9.19808 to  $14.30022 $ 12,690   0.94%    0.55%  to   2.70%    4.51% to    7.63%
December 31, 2009     446 $ 8.73715 to  $13.60349 $  4,142   3.19%    1.15%  to   2.55%   33.02% to   34.60%
December 31, 2008     119 $ 6.54565 to  $ 8.06508 $    847   2.58%    1.15%  to   1.90%  -42.48% to  -42.05%

                                         AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,571 $10.32374 to  $13.40697 $ 17,671   2.33%    0.55%  to   2.85%    2.22% to    4.65%
December 31, 2011   1,035 $ 9.89515 to  $12.88781 $ 11,416   2.75%    0.85%  to   2.85%   -1.04% to    2.94%
December 31, 2010     830 $10.23639 to  $12.51967 $  9,083   2.31%    1.00%  to   2.85%    2.58% to    4.70%
December 31, 2009     245 $10.44910 to  $11.97584 $  2,848   7.36%    1.15%  to   2.15%    9.75% to   11.06%
December 31, 2008     160 $ 9.44110 to  $10.80461 $  1,667   4.52%    1.15%  to   1.80%   -5.95% to   -3.54%

                                    AST WELLINGTON MANAGEMENT HEDGED EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   4,100 $ 9.51705 to  $14.81394 $ 39,950   0.26%    0.55%  to   2.55%    8.24% to   10.40%
December 31, 2011   1,819 $ 8.69622 to  $13.60557 $ 16,415   0.27%    0.55%  to   2.55%  -12.00% to   -4.55%
December 31, 2010   1,007 $ 9.12442 to  $14.22692 $  9,779   0.47%    1.15%  to   2.55%   11.79% to   13.33%
December 31, 2009   1,080 $ 8.06289 to  $12.72682 $  9,291   1.01%    1.15%  to   2.55%   -0.05% to   26.97%
December 31, 2008     296 $ 6.48888 to  $ 7.01024 $  1,988   0.72%    1.15%  to   2.15%  -43.54% to  -42.98%

                                      AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  29,648 $10.23320 to  $14.63036 $337,551   0.79%    0.55%  to   2.85%   10.48% to   13.10%
December 31, 2011  21,421 $ 9.07555 to  $13.11625 $216,804   0.51%    0.55%  to   2.85%   -9.16% to   -2.96%
December 31, 2010  20,678 $ 9.65397 to  $13.70422 $217,009   1.00%    0.95%  to   2.85%    7.78% to   12.25%
December 31, 2009  12,118 $ 8.62574 to  $12.32315 $112,363   1.89%    1.15%  to   2.55%   22.27% to   23.91%
December 31, 2008   7,656 $ 6.97189 to  $ 7.79077 $ 57,872   0.96%    1.15%  to   2.65%  -36.62% to  -31.11%

                                   AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  30,993 $10.16034 to  $14.15903 $348,773   0.98%    0.55%  to   2.85%    9.35% to   11.95%
December 31, 2011  24,615 $ 9.17759 to  $12.82397 $249,346   0.61%    0.55%  to   2.85%   -5.43% to   -3.20%
December 31, 2010  22,016 $ 9.28559 to  $13.43083 $232,089   0.84%    0.55%  to   2.85%    7.50% to   10.91%
December 31, 2009  14,229 $ 8.58144 to  $12.22943 $134,688   2.36%    0.95%  to   2.50%   21.32% to   23.19%
December 31, 2008  10,411 $ 7.20298 to  $ 7.99594 $ 80,836   1.14%    1.00%  to   2.40%  -33.43% to  -28.71%

                                         AST BALANCED ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  45,923 $10.33901 to  $14.19558 $532,182   0.91%    0.55%  to   2.85%    9.26% to   11.86%
December 31, 2011  33,653 $ 9.27105 to  $12.86748 $352,782   0.64%    0.55%  to   2.85%   -7.28% to   -1.76%
December 31, 2010  30,549 $ 9.68344 to  $13.27946 $330,206   0.76%    0.95%  to   2.85%    6.86% to   11.26%
December 31, 2009  17,628 $ 8.92139 to  $12.05401 $173,025   1.32%    0.95%  to   2.55%   -0.30% to   22.14%
December 31, 2008   6,523 $ 7.42670 to  $ 8.27064 $ 52,641   1.01%    1.15%  to   2.40%  -30.37% to  -26.37%

                                       AST PRESERVATION ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  36,655 $10.51490 to  $13.51575 $426,840   1.09%    0.85%  to   2.85%    7.22% to    9.44%
December 31, 2011  24,615 $ 9.60825 to  $12.48452 $266,301   0.90%    0.85%  to   2.85%   -3.91% to    0.04%
December 31, 2010  18,568 $10.51978 to  $12.60207 $204,499   1.18%    0.95%  to   2.85%    5.32% to    9.48%
December 31, 2009   8,321 $ 9.68149 to  $11.61945 $ 87,353   1.01%    1.00%  to   2.50%   -0.26% to   18.91%
December 31, 2008   2,403 $ 8.57497 to  $ 9.09941 $ 21,353   0.78%    1.00%  to   2.40%  -21.37% to  -20.28%

                                        AST FIRST TRUST BALANCED TARGET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  21,670 $ 9.81278 to  $14.47747 $248,028   1.87%    0.85%  to   2.85%    7.48% to    9.69%
December 31, 2011  13,265 $ 9.10499 to  $13.34133 $138,313   1.76%    0.85%  to   2.85%   -6.65% to   -2.44%
December 31, 2010   9,357 $ 9.46532 to  $13.80890 $ 99,358   1.32%    0.95%  to   2.85%    9.61% to   13.06%
December 31, 2009   3,171 $ 8.51674 to  $12.30994 $ 28,154   3.78%    1.15%  to   2.65%   20.65% to   22.94%
December 31, 2008   1,611 $ 7.05881 to  $ 7.34272 $ 11,611   2.06%    1.15%  to   2.65%  -36.18% to  -35.23%

                                      A65

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   --------------------------------------------------------------------------------------
                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST   LOWEST --HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                  AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  19,406 $ 9.17966 to  $14.47559 $222,116   1.26%    0.55%  to   2.85%    9.70% to   12.30%
December 31, 2011  11,105 $ 8.34511 to  $13.06962 $113,082   1.19%    0.55%  to   2.85%  -11.82% to   -6.73%
December 31, 2010   9,121 $ 8.66171 to  $14.20708 $ 97,680   0.81%    0.55%  to   2.85%   14.67% to   17.84%
December 31, 2009   3,465 $ 7.87730 to  $12.16947 $ 29,024   2.13%    1.00%  to   2.65%   21.40% to   24.79%
December 31, 2008   1,205 $ 6.41884 to  $ 6.74838 $  7,954   1.20%    1.15%  to   2.65%  -42.24% to  -41.38%

                                            AST ADVANCED STRATEGIES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  31,622 $10.48694 to  $15.17148 $379,954   1.27%    0.55%  to   2.85%   10.40% to   13.02%
December 31, 2011  17,019 $ 9.30664 to  $13.61010 $182,811   1.04%    0.55%  to   2.85%   -6.93% to   -0.44%
December 31, 2010  11,837 $10.05863 to  $13.85960 $129,172   0.87%    0.55%  to   2.85%    8.44% to   12.58%
December 31, 2009   3,810 $ 9.34808 to  $12.42655 $ 37,034   2.84%    1.00%  to   2.65%   22.94% to   24.95%
December 31, 2008   2,220 $ 7.60358 to  $ 7.98587 $ 17,350   1.77%    1.15%  to   2.65%  -31.62% to  -30.60%

                                      AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   2,773 $10.57497 to  $16.64347 $ 34,617   0.00%    0.55%  to   2.85%   14.23% to   16.94%
December 31, 2011   1,503 $10.28972 to  $14.43104 $ 16,199   0.00%    0.55%  to   2.85%   -4.49% to   -2.24%
December 31, 2010   1,233 $10.65531 to  $14.96577 $ 13,734   0.00%    0.55%  to   2.85%   10.89% to   14.49%
December 31, 2009     478 $ 9.36618 to  $13.17447 $  4,644   0.00%    1.15%  to   2.00%   31.92% to   51.63%
December 31, 2008     282 $ 6.21674 to  $ 6.60360 $  1,770   0.14%    1.15%  to   1.90%  -41.68% to  -38.77%

                                               AST MONEY MARKET PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   2,056 $ 9.12800 to  $10.31714 $ 19,917   0.01%    0.85%  to   2.85%   -2.85% to   -0.85%
December 31, 2011   2,221 $ 9.36043 to  $10.43487 $ 21,882   0.02%    1.00%  to   2.85%   -2.82% to   -0.96%
December 31, 2010   1,274 $ 9.59652 to  $10.55197 $ 12,842   0.02%    1.15%  to   2.85%   -2.46% to   -1.02%
December 31, 2009     540 $ 9.83880 to  $10.67105 $  5,650   0.21%    1.15%  to   2.55%   -1.87% to   -0.90%
December 31, 2008     328 $10.09598 to  $10.76754 $  3,490   2.30%    1.15%  to   2.30%    0.20% to    1.34%

                                             AST SMALL-CAP GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,036 $ 9.69125 to  $14.02211 $ 13,871   0.00%    0.55%  to   2.85%    8.97% to   11.56%
December 31, 2011     647 $11.19338 to  $12.39878 $  7,766   0.00%    1.15%  to   2.70%   -3.65% to   -2.10%
December 31, 2010     507 $11.54673 to  $12.68615 $  6,183   0.20%    1.15%  to   2.70%   25.91% to   34.87%
December 31, 2009     313 $ 8.64603 to  $ 8.96499 $  2,783   0.05%    1.15%  to   2.15%   31.09% to   32.39%
December 31, 2008     259 $ 6.63894 to  $ 6.77186 $  1,750   0.00%    1.15%  to   1.90%  -36.21% to  -33.33%

                                          AST PIMCO TOTAL RETURN BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012  21,225 $10.83456 to  $14.46865 $247,468   2.51%    0.55%  to   2.85%    6.20% to    8.72%
December 31, 2011  14,092 $ 9.99564 to  $13.38718 $154,438   1.86%    0.55%  to   2.85%   -0.04% to    2.61%
December 31, 2010  12,278 $10.27781 to  $13.12390 $134,467   1.50%    0.55%  to   2.85%    2.72% to    6.65%
December 31, 2009   5,519 $ 9.92693 to  $12.32370 $ 59,184   0.89%    1.15%  to   2.55%   -0.63% to   15.43%
December 31, 2008     377 $ 9.41587 to  $10.69755 $  3,968   3.46%    1.15%  to   1.90%   -5.98% to   -3.37%

                                            AST INTERNATIONAL VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012     706 $ 8.75042 to  $14.02985 $  7,387   2.13%    1.15%  to   2.70%   13.52% to   15.35%
December 31, 2011     494 $ 7.59729 to  $12.25942 $  4,480   1.51%    1.15%  to   2.85%  -15.04% to  -13.54%
December 31, 2010     408 $ 8.80034 to  $14.29181 $  4,276   0.67%    1.15%  to   2.85%    7.95% to    9.82%
December 31, 2009     164 $ 8.02537 to  $13.11671 $  1,466   1.96%    1.15%  to   2.55%   27.75% to   29.64%
December 31, 2008      72 $ 6.84949 to  $ 7.03242 $    499   2.55%    1.15%  to   2.15%  -45.18% to  -44.64%

                                           AST INTERNATIONAL GROWTH PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2012   1,205 $ 8.57742 to  $15.04565 $ 12,832   0.99%    0.85%  to   2.85%   16.93% to   19.34%
December 31, 2011     784 $ 7.21877 to  $12.74401 $  7,164   0.71%    0.85%  to   2.85%  -18.51% to  -13.91%
December 31, 2010     593 $ 8.39779 to  $14.92060 $  6,331   0.26%    1.15%  to   2.85%   11.65% to   13.98%
December 31, 2009     160 $ 7.42983 to  $13.28533 $  1,308   1.40%    1.15%  to   2.10%   30.98% to   33.75%
December 31, 2008      76 $ 5.56317 to  $ 6.16356 $    463   1.43%    1.15%  to   1.80%  -51.11% to  -44.91%

                                      A66

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   ---------------------------------------------------------------------------------------
                                AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------   -----------------------------------------------
                                                    NET     INVESTMENT
                   UNITS        UNIT VALUE         ASSETS     INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)     RATIO*   LOWEST -- HIGHEST   LOWEST --HIGHEST
                   ------ ----------------------  --------  ---------- -----------------  ------------------
                                               NVIT DEVELOPING MARKETS FUND
                   ---------------------------------------------------------------------------------------
December 31, 2012      44 $14.77377 to  $15.23556 $    665    0.10%    1.40%  to   1.80%   14.71% to   15.17%
December 31, 2011      51 $12.87876 to  $13.22905 $    670    0.25%    1.40%  to   1.80%  -23.78% to  -23.48%
December 31, 2010     151 $16.89594 to  $17.28741 $  2,586    0.00%    1.40%  to   1.80%   14.09% to   14.54%
December 31, 2009     161 $14.80944 to  $15.09299 $  2,415    1.13%    1.40%  to   1.80%   59.36% to   59.99%
December 31, 2008     168 $ 9.31057 to  $ 9.43370 $  1,579    0.74%    1.40%  to   1.75%  -58.59% to  -58.44%

                                        AST WESTERN ASSET CORE PLUS BOND PORTFOLIO
                   ---------------------------------------------------------------------------------------
December 31, 2012   3,920 $11.03135 to  $12.52719 $ 45,582    3.20%    0.55%  to   2.85%    4.77% to    7.26%
December 31, 2011   2,628 $10.63550 to  $11.84188 $ 28,880    2.89%    0.55%  to   2.85%    3.01% to    5.44%
December 31, 2010   2,192 $10.32483 to  $11.38650 $ 23,213    1.26%    1.00%  to   2.85%    3.27% to    6.73%
December 31, 2009     555 $10.05881 to  $10.76877 $  5,704    2.74%    1.15%  to   2.15%    7.80% to   10.36%
December 31, 2008      43 $ 9.12808 to  $ 9.32157 $    399    0.13%    1.30%  to   1.80%   -8.80% to   -6.61%

                             AST INVESTMENT GRADE BOND PORTFOLIO (AVAILABLE JANUARY 28, 2008)
                   ---------------------------------------------------------------------------------------
December 31, 2012  20,929 $11.79750 to  $15.63108 $272,251    1.38%    0.55%  to   2.25%    6.94% to    8.80%
December 31, 2011  56,740 $10.87605 to  $14.45223 $688,204    0.20%    0.55%  to   2.25%    8.68% to   11.82%
December 31, 2010     469 $10.57538 to  $13.00047 $  6,003    7.78%    0.95%  to   2.25%    5.69% to    9.55%
December 31, 2009   1,117 $11.72128 to  $11.86699 $ 13,151    1.36%    1.15%  to   1.80%    9.34% to   10.04%
December 31, 2008   4,157 $10.72041 to  $10.78453 $ 44,675    0.00%    1.15%  to   1.80%    7.22% to    7.86%

                                   AST BOND PORTFOLIO 2018 (AVAILABLE JANUARY 28, 2008)
                   ---------------------------------------------------------------------------------------
December 31, 2012   1,799 $11.95683 to  $13.99125 $ 21,894    0.49%    1.90%  to   2.85%    2.70% to    3.74%
December 31, 2011   1,787 $11.64275 to  $13.48663 $ 21,049    0.16%    1.90%  to   2.85%   10.35% to   11.47%
December 31, 2010      18 $12.01294 to  $12.09943 $    211    0.93%    1.90%  to   2.15%    8.85% to    9.11%
December 31, 2009      30 $11.03670 to  $11.08899 $    332    0.33%    1.50%  to   2.15%   -8.03% to   -7.44%
December 31, 2008       6 $12.00012 to  $12.07153 $     75    0.00%    1.50%  to   2.15%   20.02% to   20.73%

                                 AST BOND PORTFOLIO 2019**** (AVAILABLE JANUARY 28, 2008)
                   ---------------------------------------------------------------------------------------
December 31, 2012     183 $12.22857 to  $13.98700 $  2,283    0.31%    1.90%  to   2.85%    2.84% to    3.85%
December 31, 2011       0 $13.49739 to  $13.62798 $      0    0.91%    1.90%  to   2.15%   13.54% to   13.81%
December 31, 2010       3 $11.88816 to  $12.18296 $     33    0.74%    1.30%  to   2.15%    9.02% to    9.93%
December 31, 2009      14 $10.90486 to  $11.08225 $    156    0.27%    1.30%  to   2.15%   -9.64% to   -8.88%
December 31, 2008       3 $12.06868 to  $12.16291 $     41    0.00%    1.30%  to   2.15%   20.71% to   21.64%

                                AST GLOBAL REAL ESTATE PORTFOLIO (AVAILABLE JULY 21, 2008)
                   ---------------------------------------------------------------------------------------
December 31, 2012     547 $10.79040 to  $19.05468 $  7,170    1.45%    1.00%  to   2.85%   23.19% to   25.55%
December 31, 2011     334 $ 8.72255 to  $15.32029 $  3,472    2.28%    1.15%  to   2.85%   -7.74% to   -6.12%
December 31, 2010     289 $ 9.41466 to  $16.44739 $  3,166    1.17%    1.15%  to   2.85%   14.96% to   18.83%
December 31, 2009      79 $ 8.02826 to  $13.95016 $    651    0.69%    1.15%  to   2.50%   31.80% to   41.49%
December 31, 2008       1 $ 6.10058 to  $ 6.11016 $      5    0.00%    1.80%  to   2.15%  -40.04% to  -39.95%

                        AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO (AVAILABLE JULY 21, 2008)
                   ---------------------------------------------------------------------------------------
December 31, 2012   2,458 $ 8.90982 to  $16.06935 $ 26,031    1.10%    0.55%  to   2.85%   14.56% to   17.28%
December 31, 2011   1,592 $ 7.61998 to  $13.89229 $ 14,499    0.94%    0.55%  to   2.85%  -23.87% to  -20.71%
December 31, 2010   1,468 $10.76214 to  $17.76396 $ 17,086    0.28%    1.15%  to   2.85%   16.62% to   20.88%
December 31, 2009     303 $ 9.02175 to  $14.81166 $  2,792    0.25%    1.15%  to   2.50%   47.32% to   64.95%
December 31, 2008       2 $ 5.57715 to  $ 5.57838 $     11    0.00%    1.50%  to   1.55%  -44.79% to  -44.78%

                    FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND (EXPIRED SEPTEMBER 21, 2012)
                   ---------------------------------------------------------------------------------------
December 31, 2012       0 $ 9.67628 to  $14.97302 $     (0)   2.95%    0.85%  to   2.85%   11.04% to   12.69%
December 31, 2011  11,946 $ 8.68157 to  $13.39083 $119,693    0.02%    0.85%  to   2.85%  -10.47% to   -2.60%
December 31, 2010  10,403 $ 9.04060 to  $13.88351 $106,344    3.82%    0.95%  to   2.85%    5.95% to    8.99%
December 31, 2009   2,729 $ 8.39751 to  $12.83927 $ 23,605    4.92%    1.15%  to   2.40%   27.02% to   28.84%
December 31, 2008     486 $ 6.61132 to  $ 6.66608 $  3,230    3.31%    1.15%  to   2.40%  -34.40% to  -33.86%

                                      A67

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                  PRELIMINARY UNAUDITED
                   --------------------------------------------------------------------------------------
                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST   LOWEST --HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                          AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012   1,525 $10.52515 to  $17.90792 $ 19,892   0.48%    0.55%  to   2.70%   12.56% to   15.05%
December 31, 2011     959 $ 9.17568 to  $15.78149 $ 11,040   0.50%    0.55%  to   2.70%   -7.35% to    0.75%
December 31, 2010     791 $11.42102 to  $15.88201 $  9,197   0.35%    0.55%  to   2.70%   14.62% to   25.51%
December 31, 2009     188 $ 9.46659 to  $12.77276 $  1,808   0.58%    1.15%  to   2.15%   24.18% to   28.33%
December 31, 2008       4 $ 7.62336 to  $ 7.64561 $     30   0.00%    1.50%  to   2.15%  -24.02% to  -23.80%

                            AST SCHRODERS GLOBAL TACTICAL PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012  15,190 $ 9.90321 to  $15.08440 $179,781   0.45%    0.55%  to   2.85%   12.59% to   15.27%
December 31, 2011   7,911 $ 8.75838 to  $13.26883 $ 81,484   0.29%    0.55%  to   2.85%   -8.49% to   -2.93%
December 31, 2010   5,917 $ 9.19665 to  $13.85815 $ 62,348   0.24%    0.55%  to   2.85%    9.18% to   13.04%
December 31, 2009   1,375 $ 8.24406 to  $12.35611 $ 11,560   0.44%    1.15%  to   2.50%   22.92% to   25.66%
December 31, 2008     240 $ 6.66587 to  $ 6.72112 $  1,608   0.03%    1.15%  to   2.40%  -34.00% to  -33.45%

                          AST CLS MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012  21,004 $ 9.89825 to  $13.66670 $235,725   0.52%    0.55%  to   2.85%    7.13% to    9.68%
December 31, 2011  11,121 $ 9.20021 to  $12.63456 $114,175   0.40%    0.55%  to   2.85%   -6.86% to   -2.36%
December 31, 2010   7,792 $ 9.60436 to  $13.11882 $ 81,960   0.42%    0.95%  to   2.85%    7.21% to   10.65%
December 31, 2009   1,753 $ 8.79604 to  $11.95029 $ 15,710   0.29%    1.15%  to   2.50%   19.03% to   21.99%
December 31, 2008     135 $ 7.31182 to  $ 7.37228 $    991   0.03%    1.15%  to   2.40%  -27.47% to  -26.87%

                           AST J.P. MORGAN GLOBAL THEMATIC PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012   9,458 $10.49066 to  $14.87346 $111,417   0.43%    0.55%  to   2.85%   10.34% to   12.96%
December 31, 2011   4,964 $ 9.31537 to  $13.35045 $ 52,174   0.34%    0.55%  to   2.85%   -6.67% to   -1.12%
December 31, 2010   3,330 $ 9.76990 to  $13.68833 $ 35,436   0.23%    0.95%  to   2.85%    8.19% to   12.52%
December 31, 2009     810 $ 8.78979 to  $12.26108 $  7,410   0.23%    1.15%  to   2.40%   22.11% to   25.23%
December 31, 2008      61 $ 7.11750 to  $ 7.16470 $    435   0.01%    1.15%  to   2.15%  -29.61% to  -29.15%

                        AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012  12,412 $10.28497 to  $13.69989 $139,813   0.56%    0.55%  to   2.85%    6.99% to    9.52%
December 31, 2011   8,325 $ 9.41906 to  $12.68275 $ 86,341   0.47%    0.55%  to   2.85%   -5.72% to   -1.05%
December 31, 2010   6,330 $ 9.95339 to  $12.99556 $ 66,678   0.38%    0.95%  to   2.85%    6.37% to   10.33%
December 31, 2009   2,050 $ 9.13296 to  $11.87199 $ 19,145   0.20%    1.15%  to   2.40%   18.43% to   22.22%
December 31, 2008     238 $ 7.57974 to  $ 7.64237 $  1,815   0.01%    1.15%  to   2.40%  -24.87% to  -24.25%

                          AST FI PYRAMIS(R) ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2012  10,344 $10.36964 to  $14.20334 $120,257   0.48%    0.55%  to   2.85%   10.39% to   13.01%
December 31, 2011   5,117 $ 9.32332 to  $12.74316 $ 53,097   0.22%    0.55%  to   2.85%   -5.25% to   -3.01%
December 31, 2010   3,298 $ 9.78877 to  $13.32052 $ 35,509   0.24%    0.55%  to   2.85%    8.04% to   12.26%
December 31, 2009     504 $ 8.84522 to  $11.98361 $  4,585   0.33%    0.95%  to   2.40%   18.39% to   20.09%
December 31, 2008      44 $ 7.47127 to  $ 7.53310 $    330   0.01%    1.15%  to   2.40%  -26.05% to  -25.44%

                                  PROFUND VP CONSUMER SERVICES (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2012      24 $13.58666 to  $13.58666 $    330   0.00%    1.50%  to   1.50%   20.29% to   20.29%
December 31, 2011      28 $11.29470 to  $11.29470 $    318   0.00%    1.50%  to   1.50%    3.94% to    3.94%
December 31, 2010      30 $10.86622 to  $10.86622 $    322   0.00%    1.50%  to   1.50%   19.60% to   19.60%
December 31, 2009      26 $ 9.08577 to  $ 9.08577 $    238   0.00%    1.50%  to   1.50%   28.87% to   28.87%

                              PROFUND VP CONSUMER GOODS PORTFOLIO (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2012      25 $12.23984 to  $12.23984 $    310   0.87%    1.50%  to   1.50%    9.22% to    9.22%
December 31, 2011      28 $11.20680 to  $11.20680 $    309   1.28%    1.50%  to   1.50%    5.37% to    5.37%
December 31, 2010      29 $10.63581 to  $10.63581 $    314   0.54%    1.50%  to   1.50%   15.63% to   15.63%
December 31, 2009      26 $ 9.19832 to  $ 9.19832 $    242   1.51%    1.50%  to   1.50%   19.77% to   19.77%

                                     PROFUND VP FINANCIALS (AVAILABLE MAY 01, 2009)
                   --------------------------------------------------------------------------------------
December 31, 2012      69 $ 6.63308 to  $ 6.81861 $    469   0.10%    1.50%  to   2.10%   22.16% to   22.88%
December 31, 2011      83 $ 5.42982 to  $ 5.54883 $    461   0.00%    1.50%  to   2.10%  -15.60% to  -15.10%
December 31, 2010      77 $ 6.53605 to  $ 6.53605 $    503   0.29%    1.50%  to   1.50%    9.29% to    9.29%
December 31, 2009      62 $ 5.98047 to  $ 5.98047 $    372   2.43%    1.50%  to   1.50%   13.31% to   13.31%

                                      A68

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   ------------------------------------------------------------------------------------
                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                   NET   INVESTMENT
                   UNITS        UNIT VALUE        ASSETS   INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)   RATIO*   LOWEST -- HIGHEST   LOWEST --HIGHEST
                   ------ ----------------------  ------ ---------- -----------------  ------------------
                                    PROFUND VP HEALTH CARE (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012    30   $12.15913 to  $12.49836  $375     0.39%   1.50%  to   2.10%   14.98% to   15.67%
December 31, 2011    34   $10.57454 to  $10.80547  $367     0.31%   1.50%  to   2.10%    7.85% to    8.49%
December 31, 2010    37   $ 9.96007 to  $ 9.96007  $373     0.28%   1.50%  to   1.50%    1.32% to    1.32%
December 31, 2009    32   $ 9.82996 to  $ 9.82996  $313     0.89%   1.50%  to   1.50%   17.79% to   17.79%

                                    PROFUND VP INDUSTRIALS (AVAILABLE MAY 01, 2008)
                   ------------------------------------------------------------------------------------
December 31, 2012    31   $10.04439 to  $10.04439  $315     0.26%   1.50%  to   1.50%   14.09% to   14.09%
December 31, 2011    33   $ 8.80429 to  $ 8.80429  $289     0.28%   1.50%  to   1.50%   -3.23% to   -3.23%
December 31, 2010    40   $ 9.09853 to  $11.41249  $364     0.23%   1.50%  to   1.55%   14.03% to   21.92%
December 31, 2009    41   $ 7.46270 to  $ 7.46270  $304     1.28%   1.50%  to   1.50%   22.27% to   22.27%
December 31, 2008     1   $ 6.10367 to  $ 6.10367  $  6     0.16%   1.50%  to   1.50%  -39.96% to  -39.96%

                                  PROFUND VP MID-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012    10   $11.32177 to  $11.63796  $119     0.00%   1.50%  to   2.10%   13.00% to   13.67%
December 31, 2011     9   $10.01888 to  $10.23808  $ 87     0.00%   1.50%  to   2.10%   -4.89% to   -4.33%
December 31, 2010     8   $10.53374 to  $10.70104  $ 89     0.00%   1.50%  to   2.10%   25.78% to   26.52%
December 31, 2009     7   $ 8.37491 to  $ 8.45797  $ 62     0.00%   1.50%  to   2.10%   35.47% to   36.27%

                                   PROFUND VP MID-CAP VALUE (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012     6   $10.76386 to  $10.76386  $ 70     0.15%   1.50%  to   1.50%   14.84% to   14.84%
December 31, 2011     9   $ 9.37296 to  $ 9.44100  $ 81     0.15%   1.30%  to   1.50%   -5.34% to   -5.16%
December 31, 2010     7   $ 9.90192 to  $ 9.90192  $ 71     0.29%   1.50%  to   1.50%   18.67% to   18.67%
December 31, 2009    10   $ 8.34400 to  $ 8.34400  $ 85     1.42%   1.50%  to   1.50%   28.94% to   28.94%

                                    PROFUND VP REAL ESTATE (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012    14   $10.00220 to  $10.18798  $144     2.57%   1.50%  to   1.90%   14.98% to   15.44%
December 31, 2011    12   $ 8.69881 to  $ 8.82559  $110     0.00%   1.50%  to   1.90%    2.80% to    3.20%
December 31, 2010    16   $ 8.46186 to  $11.54906  $133     3.89%   1.50%  to   1.90%   15.86% to   22.85%
December 31, 2009    18   $ 6.91515 to  $ 6.96107  $122     3.45%   1.50%  to   1.90%   25.51% to   26.01%

                                 PROFUND VP SMALL-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012     3   $11.60725 to  $11.60725  $ 32     0.00%   1.50%  to   1.50%   10.82% to   10.82%
December 31, 2011     2   $10.47427 to  $10.55029  $ 26     0.00%   1.30%  to   1.50%   -0.21% to   -0.02%
December 31, 2010     3   $10.49669 to  $10.49669  $ 28     0.00%   1.50%  to   1.50%   23.87% to   23.87%
December 31, 2009     4   $ 8.47414 to  $ 8.47414  $ 35     0.00%   1.50%  to   1.50%   24.31% to   24.31%

                                  PROFUND VP SMALL-CAP VALUE (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012     2   $11.08892 to  $11.08892  $ 20     0.00%   1.50%  to   1.50%   14.44% to   14.44%
December 31, 2011     2   $ 9.68994 to  $ 9.68994  $ 19     0.00%   1.50%  to   1.50%   -5.52% to   -5.52%
December 31, 2010     2   $10.25585 to  $10.25585  $ 25     0.10%   1.50%  to   1.50%   20.30% to   20.30%
December 31, 2009     2   $ 8.52534 to  $ 8.52534  $ 20     0.41%   1.50%  to   1.50%   18.62% to   18.62%

                                PROFUND VP TELECOMMUNICATIONS (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012    24   $10.10290 to  $10.10290  $247     4.12%   1.50%  to   1.50%   14.79% to   14.79%
December 31, 2011    29   $ 8.80105 to  $ 8.80105  $255     2.96%   1.50%  to   1.50%    0.36% to    0.36%
December 31, 2010    28   $ 8.76916 to  $12.16509  $245     2.84%   1.50%  to   1.55%   13.98% to   21.09%
December 31, 2009    29   $ 7.69379 to  $ 7.69379  $221    11.48%   1.50%  to   1.50%    5.73% to    5.73%

                                     PROFUND VP UTILITIES (AVAILABLE MAY 01, 2009)
                   ------------------------------------------------------------------------------------
December 31, 2012    23   $ 9.22480 to  $ 9.39609  $212     2.71%   1.50%  to   1.90%   -1.73% to   -1.34%
December 31, 2011    27   $ 9.38722 to  $ 9.52393  $259     2.51%   1.50%  to   1.90%   15.32% to   15.78%
December 31, 2010    30   $ 8.14003 to  $10.77660  $244     2.49%   1.50%  to   1.90%    3.97% to    7.40%
December 31, 2009    23   $ 7.82890 to  $ 7.88054  $181     6.24%   1.50%  to   1.90%    8.67% to    9.10%

                                      A69

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   -------------------------------------------------------------------------------------
                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST   LOWEST --HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                  PROFUND VP LARGE-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2012      5  $10.52001 to  $10.81361 $    49   0.07%    1.50%  to   2.10%   10.40% to   11.05%
December 31, 2011      4  $ 9.52935 to  $ 9.73772 $    37   0.00%    1.50%  to   2.10%    1.01% to    1.61%
December 31, 2010      5  $ 9.43387 to  $ 9.58358 $    46   0.07%    1.50%  to   2.10%   10.86% to   11.51%
December 31, 2009      8  $ 8.51005 to  $ 8.59420 $    65   0.00%    1.50%  to   2.10%   27.07% to   27.82%

                                  PROFUND VP LARGE-CAP VALUE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2012      8  $ 9.09087 to  $ 9.09087 $    75   0.76%    1.50%  to   1.50%   13.71% to   13.71%
December 31, 2011     18  $ 7.99461 to  $ 7.99461 $   141   0.76%    1.50%  to   1.50%   -2.74% to   -2.74%
December 31, 2010     17  $ 8.21947 to  $ 8.21947 $   139   0.96%    1.50%  to   1.50%   11.23% to   11.23%
December 31, 2009     15  $ 7.38987 to  $ 7.38987 $   111   1.33%    1.50%  to   1.50%   17.70% to   17.70%

                              AST BOND PORTFOLIO 2020**** (AVAILABLE ON JANUARY 02, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2012     11  $11.60016 to  $12.95314 $   135   0.58%    1.30%  to   2.55%    3.67% to    4.95%
December 31, 2011     66  $11.06416 to  $12.41953 $   746   1.13%    1.30%  to   2.55%   15.73% to   17.15%
December 31, 2010    331  $ 9.54633 to  $10.66744 $ 3,199   0.00%    1.30%  to   2.55%    6.10% to   10.41%
December 31, 2009      0  $ 0.00000 to  $ 0.00000 $     0   0.00%    1.30%  to   2.15%   -6.43% to   -5.91%

                        AST JENNISON LARGE-CAP VALUE PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2012    557  $ 9.54913 to  $12.07266 $ 6,101   0.42%    0.55%  to   2.45%   10.46% to   12.61%
December 31, 2011    339  $ 8.50545 to  $10.78439 $ 3,336   0.33%    0.55%  to   2.45%  -14.75% to   -6.39%
December 31, 2010    251  $10.51922 to  $11.58869 $ 2,684   0.02%    1.15%  to   2.45%    5.50% to   12.43%
December 31, 2009     11  $10.29877 to  $10.30741 $   109   0.00%    1.15%  to   1.80%    1.51% to    1.59%

                        AST JENNISON LARGE-CAP GROWTH PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2012    876  $10.54999 to  $12.84306 $10,610   0.00%    0.55%  to   2.70%   12.07% to   14.55%
December 31, 2011    435  $10.49190 to  $11.27814 $ 4,657   0.00%    0.55%  to   2.70%   -2.05% to    0.11%
December 31, 2010    193  $10.71155 to  $11.33263 $ 2,096   0.00%    1.15%  to   2.70%    7.43% to   10.05%
December 31, 2009      4  $10.29227 to  $10.29766 $    42   0.00%    1.15%  to   1.55%    2.06% to    2.11%

                                 AST BOND PORTFOLIO 2017 (AVAILABLE ON JANUARY 4, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2012  1,847  $11.61498 to  $11.93630 $21,847   0.52%    1.90%  to   2.85%    2.12% to    3.12%
December 31, 2011  1,836  $11.37404 to  $11.57526 $21,132   0.04%    1.90%  to   2.85%    8.24% to    9.30%
December 31, 2010     19  $10.52124 to  $10.59081 $   205   0.00%    1.90%  to   2.70%    5.24% to    5.92%

                                 AST BOND PORTFOLIO 2021 (AVAILABLE ON JANUARY 4, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2012  2,129  $12.95637 to  $13.85470 $28,167   0.78%    1.30%  to   2.85%    3.75% to    5.42%
December 31, 2011  2,642  $12.48861 to  $13.14210 $33,532   0.06%    1.30%  to   2.85%   16.88% to   18.76%
December 31, 2010    396  $10.93130 to  $11.06626 $ 4,359   0.00%    1.30%  to   2.55%    9.31% to   10.66%

                         WELLS FARGO ADVANTAGE VT INTERNATIONAL EQUITY PORTFOLIO SHARE CLASS 1
                                              (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2012     16  $13.75687 to  $14.06753 $   220   1.65%    1.50%  to   1.75%   11.72% to   12.00%
December 31, 2011     17  $12.31349 to  $12.56056 $   206   0.63%    1.50%  to   1.75%  -14.29% to  -14.08%
December 31, 2010     17  $14.36608 to  $14.61842 $   242   0.00%    1.50%  to   1.75%   20.88% to   21.01%

                             WELLS FARGO ADVANTAGE VT OMEGA GROWTH PORTFOLIO SHARE CLASS 1
                                              (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2012    169  $ 2.16078 to  $ 2.21481 $   365   0.00%    1.50%  to   1.75%   18.68% to   18.97%
December 31, 2011    179  $ 1.82068 to  $ 1.86164 $   326   0.00%    1.50%  to   1.75%   -6.99% to   -6.75%
December 31, 2010    188  $ 1.95742 to  $ 1.99650 $   368   0.00%    1.50%  to   1.75%   26.08% to   26.21%

                            WELLS FARGO ADVANTAGE VT SMALL CAP VALUE PORTFOLIO SHARE CLASS 1
                                              (AVAILABLE ON JULY 16, 2010)
                   -------------------------------------------------------------------------------------
December 31, 2012      5  $12.11133 to  $12.18494 $    63   1.15%    1.50%  to   1.75%   12.36% to   12.64%
December 31, 2011      6  $10.77879 to  $10.81752 $    61   0.89%    1.50%  to   1.75%   -8.65% to   -8.43%
December 31, 2010      6  $11.79975 to  $11.81311 $    71   0.00%    1.50%  to   1.75%   21.84% to   21.98%

                                      A70

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

                                                 PRELIMINARY UNAUDITED
                   ------------------------------------------------------------------------------------
                               AT YEAR ENDED                             FOR YEAR ENDED
                   --------------------------------------  ---------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**    TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST --HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ----------------
                                AST BOND PORTFOLIO 2022 (AVAILABLE ON JANUARY 3, 2011)
                   ------------------------------------------------------------------------------------
December 31, 2012   1,737 $12.22859 to  $12.62575 $ 21,559   0.03%    1.30%  to   2.85%   2.83% to   4.49%
December 31, 2011   1,302 $11.89255 to  $12.08351 $ 15,604   0.00%    1.30%  to   2.85%  18.93% to  20.84%

                        AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO (AVAILABLE ON APRIL 29, 2011)
                   ------------------------------------------------------------------------------------
December 31, 2012   8,594 $ 9.95090 to  $10.27765 $ 86,714   0.46%    0.55%  to   2.45%   9.15% to  11.28%
December 31, 2011   4,835 $ 9.12583 to  $ 9.21697 $ 44,314   0.00%    0.85%  to   2.35%  -8.74% to  -7.82%

                   WELLS FARGO ADVANTAGE VT OPPORTUNITY FUND -- CLASS 1 (AVAILABLE ON AUGUST 26, 2011)
                   ------------------------------------------------------------------------------------
December 31, 2012      17 $12.18018 to  $12.22072 $    210   0.54%    1.50%  to   1.75%  13.81% to  14.09%
December 31, 2011      25 $10.70255 to  $10.71170 $    268   0.00%    1.50%  to   1.75%   4.69% to   4.78%

                          AST PRUDENTIAL CORE BOND PORTFOLIO (AVAILABLE ON OCTOBER 31, 2011)
                   ------------------------------------------------------------------------------------
December 31, 2012     643 $10.50845 to  $10.70984 $  6,835   0.17%    0.85%  to   2.50%   4.49% to   6.20%
December 31, 2011      36 $10.06003 to  $10.07683 $    360   0.00%    1.30%  to   2.25%   0.42% to   0.58%

                       AST NEUBERGER BERMAN CORE BOND PORTFOLIO (AVAILABLE ON OCTOBER 31, 2011)
                   ------------------------------------------------------------------------------------
December 31, 2012     349 $10.31269 to  $10.48627 $  3,621   0.23%    0.85%  to   2.25%   2.51% to   3.98%
December 31, 2011      44 $10.06278 to  $10.07694 $    444   0.00%    1.30%  to   2.10%   0.35% to   0.48%

                                  AST BOND PORTFOLIO 2023 (AVAILABLE JANUARY 3, 2012)
                   ------------------------------------------------------------------------------------
December 31, 2012     376 $10.28760 to  $10.45376 $  3,908   0.00%    1.30%  to   2.85%   2.88% to   4.54%

                   AST FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION PORTFOLIO (AVAILABLE APRIL 30, 2012)
                   ------------------------------------------------------------------------------------
December 31, 2012  19,511 $10.65915 to  $10.80738 $209,728   0.00%    0.85%  to   2.85%   6.62% to   8.08%

                        AST NEW DISCOVERY ASSET ALLOCATION PORTFOLIO (AVAILABLE APRIL 30, 2012)
                   ------------------------------------------------------------------------------------
December 31, 2012   2,285 $10.23818 to  $10.40185 $ 23,601   0.95%    0.55%  to   2.85%   2.41% to   4.02%

                     AST WESTERN ASSET EMERGING MARKETS DEBT PORTFOLIO (AVAILABLE AUGUST 20, 2012)
                   ------------------------------------------------------------------------------------
December 31, 2012       7 $10.38171 to  $10.39933 $     68   0.00%    1.30%  to   1.75%   3.83% to   4.00%

                             AST MFS LARGE-CAP VALUE PORTFOLIO (AVAILABLE AUGUST 20, 2012)
                   ------------------------------------------------------------------------------------
December 31, 2012       4 $10.18909 to  $10.21028 $     40   0.00%    1.30%  to   1.85%   1.91% to   2.11%

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio is annualized and excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the

                                      A71

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

           redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2012 or from the effective date of the subaccount through the end of the reporting period.

       ****Represents a fund containing less than 1,000 units and/or $1,000 in net assets.

        A.  MORTALITY RISK AND EXPENSE RISK CHARGES

        The mortality risk and expense risk charges are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B.  ADMINISTRATION CHARGE

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the reduction in unit values.

 ASSET-BASED
 CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
 ------------ ----------------------------------------------------------------
    0.55%     Premier Retirement Advisor - No Optional Benefits
    0.85%     Premier Retirement Variable Annuity - No Optional Benefits
    0.95%     Premier Bb Series - No Optional Benefits
              Premier Retirement Advisor - With HAV
    1.15%     Premier B Series - No Optional Benefits
              Premier Retirement Advisor - With HD GRO II OR GRO Plus II
    1.20%     Premier Bb Series with HAV
    1.30%     Premier Bb Series - with HD GRO
              Premier Retirement B - No Optional Benefits
    1.35%     Discovery Choice Basic - No Optional Benefits
              Premier Bb Series - with HAV
    1.40%     No Optional Benefits
              Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
              Strategic Partners Annuity One
              Strategic Partners Annuity One Enhanced - Non Bonus Version
              Strategic Partners Annuity One Enhanced III - Non Bonus Version
              Strategic Partners Plus
              Strategic Partners Plus Enhanced - Non Bonus Version
              Strategic Partners Plus Enhanced III - Non Bonus Version
              Strategic Partners Advisor
              Premier B Series with HAV
    1.50%     No Optional Benefits
              Strategic Partners Annuity One Enhanced - Bonus Version
              Strategic Partners Annuity One Enhanced III - Bonus Version
              Strategic Partners Plus Enhanced - Bonus Version
              Strategic Partners Plus Enhanced III - Bonus Version
              Premier L Series
              Premier B Series with HD GRO

                                      A72

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ------------------------------------------------------------------------------------------
   1.52%     Strategic Partners Select GMDB with Step Up and Roll Up
   1.55%     Premier X Series - No Optional Benefits
             Premier B Series with HAV
             Premier Bb Series with LT5 or HD5
             Premier Bb Series with HD GRO
             Premier Bb Series with HD GRO and HAV
             Premier Retirement Advisor - With HAV and HD GRO II OR HAV and GRO Plus II
   1.60%     No Optional Benefits
             Strategic Partners FlexElite
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
   1.65%     Discovery Choice Enhanced - No Optional Benefit
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with GMDB with Step Up and Roll Up
   1.70%     GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             GMDB with-Greater of Roll Up and Step Up
             Strategic Partners Annuity One
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
             GMDB with Step Up and Roll Up
             Strategic Partners Plus
             Strategic Partners Plus Enhanced - Non Bonus Version
             Premier Bb Series with SLT5 and GMIB and HAV
             Premier Retirement B - With HAV
             Premier Retirement L - No Optional Benefits
   1.75%     Premier B Series with LT5 or HD5 or HD GRO
             GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier B Series with HD GRO and HAV
             Premier L Series with HAV
             Premier Retirement C - No Optional Benefits
   1.80%     Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HAV
             Premier Bb Series with LT5 or HD5 and HAV
             Premier Bb Series with HD GRO and HAV
             Premier Retirement Variable Annuity with HDI or SHDI
   1.85%     Premier L Series with HD GRO
             Premier Retirement X - No Optional Benefits
   1.90%     Premier B Series with SLT5
             Premier L Series with HAV
             Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HD GRO
             Premier Retirement B - With HD GRO II OR GRO Plus II

                                      A73

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ -------------------------------------------------------------------------------------------
   1.95%     Premier Bb Series with GMIB and HDV or Combo
             Premier X Series with HAV
             Premier Bb Series with HD GRO and HAV
   2.00%     With LT5 or HD5
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor
             Premier B Series with LT5
             Premier B Series with HD5 and HAV
             Premier B Series with HD GRO and HAV
   2.10%     With LT5 or HD5
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier L Series with HD GRO
             Premier L Series with HD GRO and HAV
             Premier Retirement L - With HAV
   2.15%     With SLT5
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier B Series with HD GRO and HAV
             Premier X Series with LT5 or HD5
             Premier X Series with HD GRO
             Premier X Series with HD GRO and HAV
             Premier Retirement C - With HAV
   2.20%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             Strategic Partners Plus Enhanced - Non Bonus Version
   2.25%     With SLT5
             Premier L Series
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Non Bonus Version
             Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
             Premier Retirement X - With HAV
   2.30%     Premier X Series with SLT5
             Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             Strategic Partners Plus Enhanced - Bonus Version
             Premier Retirement B - With HAV and HD GRO II OR HAV and GRO Plus II
             Premier Retirement L - With HD GRO II OR GRO Plus II
   2.35%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Annuity One Enhanced III - Bonus Version
             Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series with LT5

                                      A74

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 7: PRELIMINARY UNAUDITED FINANCIAL HIGHLIGHTS (CONTINUED)

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ----------------------------------------------------------------------
             Premier L Series with HD5 and HAV
             Premier L Series with HD GRO and HAV
             Premier Retirement C - With HD GRO II OR GRO Plus II
   2.40%     With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             With LT5 or HD5 and GMDB with Step Up and Roll Up
             Strategic Partners Plus Enhanced - Bonus Version
             Premier X Series with LT5
             Premier X Series with HD5 and HAV
             Premier X Series with HD GRO and HAV
   2.45%     Premier Retirement X - With HD GRO II OR GRO Plus II
   2.50%     Premier L Series with HD GRO and HAV
   2.55%     Premier X Series with HD GRO and HAV
   2.70%     Premier Retirement L - With HAV and HD GRO II OR HAV and GRO Plus II
   2.75%     Premier Retirement C - With HAV and HD GRO II OR HAV and GRO Plus II
   2.85%     Premier Retirement X - With HAV and HD GRO II OR HAV and GRO Plus II

        C.  WITHDRAWAL CHARGES

        A deferred sales charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%-9%. The charge is assessed through the redemption of units.

        D.  OTHER RELATED CHARGES

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Highest Daily Lifetime Seven with Beneficiary Income Option, the Optional Benefit Fee is a percentage of the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        For Highest Daily Lifetime Income 2.0, Highest Daily Lifetime Income
        2.0 with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Income 2.0, Highest Daily Lifetime Income 2.0 with Highest Annual Death Benefit, Spousal Highest Daily Lifetime Income 2.0 with Highest Annual Death Benefit, Highest Daily Lifetime Income, Highest Daily Lifetime Income with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Income, Highest Daily Lifetime Six Plus, Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Six Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Six Plus, and Spousal Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus, Highest Daily Lifetime Seven Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven Plus, and Spousal Highest Daily Lifetime Seven Plus with Beneficiary Income Option, the Optional Benefit Fee is assessed against the greater of the unadjusted account value or the Protected Withdrawal Value and is deducted pro rata from the Subaccounts on a quarterly basis.

        An annual Maintenance Fee is charged if purchase payments or account is less than a stated amount (varies by product).

                                      A75

               PRELIMINARY UNAUDITED NOTES TO FINANCIAL DATA OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2012

NOTE 8: OTHER


        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

        Withdrawals and other charges--are various contract level charges as described in contract charges and features section located above.

                                      A76

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                           Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2011 and 2010

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                         INDEX TO FINANCIAL STATEMENTS

Financial Statements                                                     Page #
--------------------                                                     ------

Management's Annual Report on Internal Control Over Financial Reporting    B-2

Financial Statements:

Statements of Financial Position--December 31, 2011 and 2010               B-3

Statements of Operations and Comprehensive Income
Years ended December 31, 2011, 2010 and 2009                               B-4

Statements of Stockholder's Equity
Years ended December 31, 2011, 2010 and 2009                               B-5

Statements of Cash Flows
Years ended December 31, 2011, 2010 and 2009                               B-6

Notes to Financial Statements                                              B-7

Report of Independent Registered Public Accounting Firm                   B-73

    Management's Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company of New Jersey ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2011, of the Company's internal control over financial reporting, based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company's registered public accounting firm, PricewaterhouseCoopers LLP, regarding internal control over financial reporting. Internal controls over Financial Reporting were not subject to attestation by the Company's registered public accounting firm pursuant to final rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

March 9, 2012

PART I-FINANCIAL INFORMATION

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of December 31, 2011 and 2010 (in thousands, except share amounts)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                                   2011       2010
                                                                                                ---------- ----------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost: 2011 - $ 1,132,908; 2010 -
 $1,007,655)                                                                                    $1,219,904 $1,064,541
Equity securities available for sale, at fair value (cost: 2011 - $1,521; 2010 - $2,301)             1,420      2,074
Trading account assets, at fair value                                                                1,569          0
Policy loans                                                                                       177,162    175,514
Short-term investments                                                                               1,069      7,409
Commercial mortgage and other loans                                                                230,201    182,437
Other long-term investments                                                                         29,075     16,913
                                                                                                ---------- ----------
  Total investments                                                                              1,660,400  1,448,888
Cash and cash equivalents                                                                           26,723     87,961
Deferred policy acquisition costs                                                                  262,895    271,179
Accrued investment income                                                                           17,275     16,365
Reinsurance recoverables                                                                           522,762    419,858
Receivables from parents and affiliates                                                             23,148     25,833
Deferred sales inducements                                                                          48,101     51,106
Other assets                                                                                         8,830      8,293
Separate account assets                                                                          6,258,008  5,038,051
                                                                                                ---------- ----------
Total Assets                                                                                     8,828,142  7,367,534
                                                                                                ========== ==========

LIABILITIES AND EQUITY
LIABILITIES
Policyholders' account balances                                                                  1,133,080  1,054,013
Future policy benefits and other policyholder liabilities                                          691,967    503,354
Cash collateral for loaned securities                                                               17,012        413
Securities sold under agreements to repurchase                                                       3,216      2,957
Income taxes                                                                                        23,178     86,999
Short-term debt to affiliates                                                                       26,000          0
Long-term debt to affiliates                                                                        44,000          0
Payables to parent and affiliates                                                                    2,267      5,837
Other liabilities                                                                                   67,081    109,969
Separate account liabilities                                                                     6,258,008  5,038,051
                                                                                                ---------- ----------
Total Liabilities                                                                                8,265,809  6,801,593
                                                                                                ---------- ----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

EQUITY
Common stock, ($5 par value;
  400,000 shares, authorized,
  issued and outstanding)                                                                            2,000      2,000
Additional paid-in capital                                                                         207,928    169,742
Retained earnings                                                                                  305,281    365,068
Accumulated other comprehensive income                                                              47,124     29,131
                                                                                                ---------- ----------
Total Equity                                                                                       562,333    565,941
                                                                                                ---------- ----------
TOTAL LIABILITIES AND EQUITY                                                                    $8,828,142 $7,367,534
                                                                                                ========== ==========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income (Loss)
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------

                                                                                          2011      2010      2009
                                                                                       ---------  --------  --------
REVENUES
Premiums                                                                               $  15,305  $ 14,733  $ 17,031
Policy charges and fee income                                                            113,472    53,611    69,199
Net investment income                                                                     77,556    77,044    69,944
Asset administration fees                                                                 21,630    11,084     7,114
Other income                                                                               3,253     4,915     4,779
Realized investment gains (losses), net:
  Other-than-temporary impairments on fixed maturity securities                           (7,483)  (21,164)  (14,461)
  Other-than-temporary impairments on fixed maturity securities transferred to Other
   Comprehensive Income                                                                    7,215    18,612     8,391
  Other realized investment gains (losses), net                                         (109,788)   59,567    19,584
                                                                                       ---------  --------  --------
    Total realized investment gains (losses), net                                       (110,056)   57,015    13,514
                                                                                       ---------  --------  --------
Total Revenues                                                                           121,160   218,402   181,581
                                                                                       ---------  --------  --------
BENEFITS AND EXPENSES
Policyholders' benefits                                                                   27,226      (198)   26,062
Interest credited to policyholders' account balances                                      62,222    37,125    38,735
Amortization of deferred policy acquisition costs                                         90,046     8,662    16,370
General, administrative and other expenses                                                50,061    41,997    30,157
                                                                                       ---------  --------  --------
Total Benefits And Expenses                                                              229,555    87,586   111,324
                                                                                       ---------  --------  --------
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES                                       (108,395)  130,816    70,257
                                                                                       ---------  --------  --------

Income Taxes:
  Current                                                                                   (715)   23,841    20,362
  Deferred                                                                               (47,893)   15,967    (1,376)
                                                                                       ---------  --------  --------
Income tax (benefit) expense                                                             (48,608)   39,808    18,986
                                                                                       ---------  --------  --------
NET INCOME (LOSS)                                                                      $ (59,787) $ 91,008  $ 51,271
                                                                                       =========  ========  ========
Other comprehensive income (loss), before tax:
  Foreign currency translation adjustments                                                   (32)      (34)       60
    Unrealized investment gains (losses) for the period                                   21,317    19,876    76,123
    Reclassification adjustment for (gains) losses included in net income                  6,397     6,670     5,436
                                                                                       ---------  --------  --------
  Net unrealized investment gains (losses)                                                27,714    26,546    81,559
                                                                                       ---------  --------  --------
Other comprehensive income (loss), before tax:                                            27,682    26,512    81,619
  Less: Income tax expense (benefit) related to:
    Foreign currency translation adjustment                                                  (11)      (12)       21
    Net unrealized investment gains                                                        9,700     9,291    28,546
     Total                                                                                 9,689     9,279    28,567
                                                                                       ---------  --------  --------
Other comprehensive income (loss), net of tax:                                            17,993    17,233    53,052
                                                                                       ---------  --------  --------
COMPREHENSIVE INCOME (LOSS)                                                            $ (41,794) $108,241  $104,323
                                                                                       =========  ========  ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Stockholder's Equity
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------

                                                                                      Accumulated
                                                                Additional               Other
                                                         Common  Paid-in   Retained  Comprehensive  Total
                                                         Stock   Capital   Earnings  Income (Loss)  Equity
                                                         ------ ---------- --------  ------------- --------
Balance, December 31, 2008                               $2,000  $168,998  $273,964    $(30,644)   $414,318
Cumulative effect of adoption of accounting principle         -         -   (54,908)     (6,777)    (61,685)
Impact of adoption of new guidance for other-than-
 temporary impairments of debt securities, net of taxes       -         -     3,733      (3,733)          -
Comprehensive income:
  Net income (loss)                                           -         -    51,271           -      51,271
  Other comprehensive income (loss), net of taxes             -         -         -      53,052      53,052
                                                                                                   --------
Total comprehensive income                                              -         -           -     104,323
                                                         ------  --------  --------    --------    --------
Balance, December 31, 2009                               $2,000  $168,998  $274,060    $ 11,898    $456,956
Affiliated Asset Transfers                                    -       744         -           -         744
Comprehensive income:
  Net income (loss)                                           -         -    91,008           -      91,008
  Other comprehensive income (loss), net of taxes             -         -         -      17,233      17,233
                                                         ------  --------  --------    --------    --------
Total comprehensive income                                              -         -           -     108,241
                                                         ------  --------  --------    --------    --------
Balance, December 31, 2010                               $2,000  $169,742  $365,068    $ 29,131    $565,941
Contributed Capital                                           -    38,000         -           -      38,000
Affiliated Asset Transfers                                    -       186         -           -         186
Comprehensive income:
  Net income (loss)                                           -         -   (59,787)          -     (59,787)
  Other comprehensive income (loss), net of taxes             -         -         -      17,993      17,993
                                                                                                   --------
Total comprehensive income                                              -         -           -     (41,794)
                                                         ------  --------  --------    --------    --------
Balance, December 31, 2011                               $2,000  $207,928  $305,281    $ 47,124    $562,333
                                                         ======  ========  ========    ========    ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Cash Flows
Years Ended December 31, 2011, 2010 and 2009 (in thousands)
--------------------------------------------------------------------------------

                                                                                                  2011       2010       2009
                                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income (loss)                                                                              $ (59,787) $  91,008  $  51,271
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Policy charges and fee income                                                                  (25,622)   (13,636)   (15,562)
  Interest credited to policyholders' account balances                                            62,222     37,125     38,735
  Realized investment (gains) losses, net                                                        110,056    (57,015)   (13,514)
  Amortization and other non-cash items                                                           (2,359)    (3,906)      (271)
  Change in:
   Future policy benefits and other insurance liabilities                                         93,600     90,575     71,430
   Reinsurance recoverables                                                                     (127,939)   (97,731)   (65,542)
   Accrued investment income                                                                        (910)       468     (1,809)
   Receivables from parent and affiliates                                                          2,213     (6,108)    15,115
   Payables to parent and affiliates                                                              (3,569)     1,643     (5,628)
   Deferred policy acquisition costs                                                                 (25)   (61,853)   (28,815)
   Income taxes payable                                                                          (73,506)    10,966      4,611
   Deferred sales inducements                                                                    (22,392)   (21,594)    (8,689)
   Other, net                                                                                    (13,260)    15,508     (8,966)
                                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                                                 $ (61,278) $ (14,550) $  32,366
                                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available for sale                                                        $ 171,016  $ 211,850  $ 254,335
   Short-term investments                                                                         21,230     42,060     47,394
   Policy loans                                                                                   20,142     17,827     20,554
   Commercial mortgage and other loans                                                            27,533     28,189     10,212
   Other long-term investments                                                                     1,373      1,591        846
   Equity securities, available for sale                                                             474      2,000          -
  Payments for the purchase/origination of:
   Fixed maturities, available for sale                                                         (293,216)  (190,281)  (412,550)
   Short-term investments                                                                        (14,899)   (21,491)   (67,219)
   Policy loans                                                                                  (14,130)   (15,966)   (13,030)
   Commercial mortgage and other loans                                                           (75,298)   (41,700)   (31,684)
   Other long-term investments                                                                    (7,533)    (8,609)      (612)
   Equity securities, available for sale                                                          (1,347)      (158)         -
  Notes receivable from parent and affiliates, net                                                 1,334     13,926      2,907
  Other                                                                                               24        320        616
                                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                                 $(163,297) $  39,558  $(188,230)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Policyholders' account deposits                                                              $ 159,318  $ 171,435  $ 335,906
  Policyholders' account withdrawals                                                             (83,438)  (151,600)  (213,085)
  Net change in securities sold under agreement to repurchase and cash collateral for loaned
   securities                                                                                     16,859    (29,304)    (5,954)
  Dividend to parent                                                                                   -          -          -
  Contributed capital                                                                             38,000         10          -
  Affiliated asset transfers                                                                         186          -          -
  Net change in financing arrangements (maturities 90 days or less)                              (11,588)    39,811      1,787
  Net change in long-term borrowing                                                               44,000          -          -
                                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                                                 $ 163,337  $  30,352  $ 118,654
                                                                                               ---------  ---------  ---------
  Net increase (decrease) in cash and cash equivalents                                           (61,238)    55,360    (37,210)
  Cash and cash equivalents, beginning of year                                                    87,961     32,601     69,811
                                                                                               ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                         $  26,723  $  87,961  $  32,601
                                                                                               =========  =========  =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Income taxes paid                                                                            $  25,000  $  28,842  $  14,375
  Interest paid                                                                                $      98  $       4  $       7

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company of New Jersey, or the "Company," is a wholly owned subsidiary of the Pruco Life Insurance Company, or "Pruco Life," which in turn is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance." Prudential Insurance is an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial." The Company sells variable annuities, universal life insurance, variable life insurance, and term life insurance, primarily through third party distributors only in New Jersey and New York, United States.

Beginning in March 2010, Prudential Annuities Life Assurance Corporation ("PALAC"), an affiliate of the Company, ceased offering its existing variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product line in Pruco Life Insurance Company of New Jersey (and Pruco Life Insurance Company for the version of the product sold outside of New York). In general, the new product line offers the same optional living benefits and optional death benefits as offered by PALAC's existing variable annuities. However, subject to applicable contractual provisions and administrative rules, PALAC will continue to accept subsequent purchase payments on in force contracts under existing annuity products. These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. In addition, by limiting its variable annuity offerings to a single product line, the Prudential Annuities business unit of Prudential Financial expects to convey a more focused, cohesive image in the marketplace.

Basis of Presentation
The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or "U.S. GAAP." The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; amortization of deferred sales inducements; future policy benefits including guarantees; valuation of investments including derivatives and the recognition of other-than-temporary impairments; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Reclassifications
Certain amounts in prior periods have been reclassified to conform to the current period presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments and Investment Related Liabilities
The Company's investments in debt and equity securities include fixed maturities; trading account assets; equity securities; and short-term investments. The accounting policies related to these, as well as commercial mortgage and other loans, are as follows:

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. See Note 10 for additional information regarding the determination of fair value. Interest income, as well as the related amortization of premium and accretion of discount, is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)."

Equity securities available for sale are comprised of common stock and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Trading account assets at fair value are comprised of perpetual preferred stock. Realized and unrealized gains and losses for these investments are reported in "Other income." Dividend income from these investments is reported in "Net investment income."

Commercial mortgage and other loans consist of commercial mortgage loans and agricultural loans. Commercial mortgage loans are broken down by class which is based on property type (industrial properties, retail, office, multi-family/apartment, hospitality, and other). Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses and net of an allowance for losses. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, related to commercial mortgage and other loans, are included in "Net investment income."

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on loans that are past due, including impaired and non-impaired loans as well as loans that were previously modified in a troubled debt

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

restructuring, is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged to interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage loan and agricultural loan portfolios on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are assigned one of three categories. Loans are placed on "early warning" status in cases where, based on the Company's analysis of the loan's collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as "closely monitored" when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans "not in good standing" are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining the allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

The allowance for loan losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage loans and agricultural loans, the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, or based upon the fair value of

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and agricultural loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including historical credit migration, loss probability and loss severity factors by property type. These factors are reviewed each quarter and updated as appropriate.

The allowance for losses on commercial mortgage loans and agricultural loans can increase or decrease from period to period based on the factors noted above. "Realized investment gains (losses), net" includes changes in the allowance for losses. "Realized investment gains (losses), net" also includes gains and losses on sales, certain restructurings, and foreclosures.

When a commercial mortgage or other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loan transactions the Company transfers U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General, administrative and other expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General, administrative and other expenses").

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Other long-term investments consist of the derivatives, the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

"Short-term investments" primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value and include certain money market investments and other highly liquid debt instruments.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, allowance for losses on commercial mortgage and other loans and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities, an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)." Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income (loss)."

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including prepayment assumptions, and are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates include assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis. In certain cases where there are decreased cash flow expectations, the security is reviewed for further cash flow impairments.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, certain money market investments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Deferred Policy Acquisition Costs
Costs that are directly related to the production of new insurance and annuity products are deferred to the extent such costs are deemed recoverable from future profits. Such deferred policy acquisition costs ("DAC") include incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. See below under "Adoption of New Accounting Pronouncements" for a discussion of the new authoritative guidance retrospectively adopted effective January 1, 2012, which is reflected in the Financial Statements. In each reporting period, capitalized DAC is amortized to "Amortization of deferred policy acquisition costs," net of the accrual of imputed interest on DAC balances. DAC is subject to recoverability testing at the end of each

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs for interest sensitive and variable life products and fixed and variable deferred annuity products are deferred and amortized over the expected life of the contracts (approximately 25 - 99 years) in proportion to gross profits arising principally from investment results, mortality and expense margins, and surrender charges, based on historical and anticipated future experience, which is updated periodically. The Company uses a reversion to the mean approach to derive the blended future rate of return assumptions. However, if the projected future rate of return calculated using this approach is greater than the maximum future rate of return assumption, the maximum future rate of return is utilized in deriving the blended future rate of return assumption. In addition to the gross profit components previously mentioned, the impact of the embedded derivatives associated with certain optional living benefit features of the Company's variable annuity contracts and related hedging activities are also included in actual gross profits used as the basis for calculating current period amortization and, in certain instances, in management's estimate of total gross profits used for setting the amortization rate, regardless of which affiliated legal entity this activity occurs. In calculating gross profits, profits and losses related to contracts issued by the Company that are reported in affiliated legal entities other than the Company as a result of, for example, reinsurance agreements with those affiliated entities are also included. The Company is an indirect subsidiary of Prudential Financial (an SEC registrant) and has extensive transactions and relationships with other subsidiaries of Prudential Financial, including reinsurance agreements as described in Note 13. Incorporating all product-related profits and losses in gross profits, including those that are reported in affiliated legal entities, produces a DAC amortization pattern representative of the total economics of the products. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "Amortization of deferred policy acquisition costs" in the period such estimated gross profits are revised. DAC related to non-participating traditional individual life insurance is amortized in proportion to gross premiums.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, except those that involve the addition of a non-integrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

Reinsurance recoverables
Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Financial Statements.

Separate Account Assets and Liabilities
Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders and other customers. The assets consist primarily of equity securities, fixed maturities, real

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

estate related investments, real estate mortgage loans and short term investments and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities primarily represent the contractholder's account balance in separate account assets and to a lesser extent borrowings of the separate account, and will be equal and offsetting to total separate account assets. See Note 7 to the Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and realized investment gains or losses from separate accounts generally accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset administration fees charged to the accounts are included in "Asset administration fees."

Deferred sales inducements
The Company provides sales inducements to contractholders, which primarily reflect an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. These costs are deferred and recognized in "Deferred sales inducements". They are amortized using the same methodology and assumptions used to amortize DAC. Sales inducements balances are subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits. The Company records amortization of deferred sales inducements in "Interest credited to policyholders' account balances."

Other Assets and Other Liabilities
Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, derivatives, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Future Policy Benefits
The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance and annuity products, expected mortality and morbidity is generally based on the Company's historical experience or standard industry tables including a provision for the risk of adverse deviation on our term life products. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and morbidity and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity products with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation. The Company's liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in Note 7, and certain unearned revenues.

Policyholders' Account Balances
The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

account deposits, plus interest credited, less policyholders' withdrawals and other charges assessed against the account balance. These policyholders' account balances also include a provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Contingent Liabilities
Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition
Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 7. The Company also provides contracts with certain living benefits which are accounted for as embedded derivatives. These contracts are discussed in further detail in Note 7.

Amounts received as payment for interest-sensitive contracts, are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders' deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC. Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized using assumptions consistent with those used to account for the underlying policies.

Asset Administration Fees
The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also, the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note
13). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than affiliates of Prudential Insurance. Asset administration fees are recognized as income when earned.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Derivative Financial Instruments
Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the values of securities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options which are contracted in the over-the-counter market with an affiliate. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, financial indices, values of securities, credit spreads, market volatility, expected returns, non-performance risks and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its affiliated counterparty for which a master netting arrangement has been executed. As discussed below and in Note 5, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Statements of Cash Flows based on the nature and purpose of the derivative.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." In this scenario, the hedged asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is reclassified to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Trading account assets, at fair value."

The Company sells variable annuity contracts that include optional living benefit features that may be treated from an accounting perspective as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value and included in "Future policy benefits and other policyholder liabilities" and "Reinsurance recoverables," respectively. Changes in the fair value are determined using valuation models as described in Note 10, and are recorded in "Realized investment gains (losses), net."

Income Taxes
The Company is a member of the consolidated federal income tax return of Prudential Financial and primarily files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 9 for additional information regarding income taxes.

Adoption of New Accounting Pronouncements
In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the guidance effective for interim and annual reporting periods beginning after December 15, 2009 on January 1, 2010. The Company adopted the guidance effective for interim and annual reporting periods beginning after December 15, 2010 on January 1, 2011. The required disclosures are provided in
Note 4 and Note 5.

In April 2010, the FASB issued authoritative guidance clarifying that an insurance entity should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for a related party policyholder, whereby consolidation of such interests must be considered under applicable variable interest guidance. This guidance is effective for interim and annual reporting periods beginning after December 15, 2010 and retrospectively to all prior periods upon the date of adoption, with early adoption permitted. The Company's adoption of this guidance effective January 1, 2011 did not have a material effect on the Company's financial position, results of operations, and financial statement disclosures.

In July 2010, the FASB issued updated guidance that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance effective December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning after December 15, 2010. The required disclosures are included above and in Note 3. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. These disclosures are effective for the first interim or annual reporting period beginning on or after June 15, 2011, concurrent with the effective date of guidance for determining what constitutes a troubled debt restructuring. The disclosures required by this guidance related to troubled debt restructurings were adopted in the third quarter of 2011 and are included above and in Note 3.

In April 2011, the Financial Accounting Standards Board ("FASB") issued updated guidance clarifying which restructurings constitute troubled debt restructurings. It is intended to assist creditors in their evaluation of whether conditions exist that constitute a troubled debt restructuring. This new guidance is effective for the first interim or annual reporting period beginning on or after June 15, 2011 and should be applied retrospectively to

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

the beginning of the annual reporting period of adoption. The Company's adoption of this guidance in the third quarter of 2011 did not have a material effect on the Company's financial position, results of operations, or financial statement disclosures.

Effective January 1, 2012 the Company adopted, retrospectively, updated guidance regarding the presentation of comprehensive income. The updated guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company opted to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income. The Financial Statements included herein reflect the adoption of this updated guidance.

Effective January 1, 2012, the Company adopted retrospectively new authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the amended guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits, and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Prior period financial information presented in these financial statements has been adjusted to reflect the retrospective adoption of the amended guidance. The impact of the retrospective adoption of this guidance on previously reported December 31, 2011 and December 31, 2010 balances was a reduction in "Deferred policy acquisition costs" of $91 and $95 million, an increase in "Policyholders' Account Balances" of less than $1 million for both periods, and a reduction in "Total equity" of $59 and $62 million, respectively. The impact of the retrospective adoption of this guidance on previously reported income from continuing operations before income taxes for the years ended December 31, 2011, 2010 and 2009 was an increase of $1 million and decreases of $11 and $6 million, respectively. The lower level of costs now qualifying for deferral will be only partially offset by a lower level of amortization of "Deferred policy acquisition costs," and, as such, will initially result in lower earnings in future periods primarily reflecting lower deferrals of wholesaler costs. While the adoption of this amended guidance changes the timing of when certain costs are reflected in the Company's results of operations, it has no effect on the total acquisition costs to be recognized over time and has no impact on the Company's cash flows.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


The following tables present amounts as previously reported in 2011 and the effect of the change due to the retrospective adoption of the amended guidance related to the deferral of acquisition costs as described above within the "Effect of Change" column.

Statements of Financial Position:

                                                   December 31, 2011
                                            -------------------------------
                                            -------------------------------
                                                As                  As
                                            Previously Effect of Currently
                                             Reported   Change   Reported
                                            ---------- --------- ----------
                                            -------------------------------
                                                    (in thousands)
    Deferred policy acquisition costs       $  354,167 $(91,272) $  262,895
    Total Assets                             8,919,414  (91,272)  8,828,142

    Policyholders' account balances          1,132,897      183   1,133,080
    Income taxes payable                        55,188  (32,010)     23,178
    Total Liabilities                        8,297,636  (31,827)  8,265,809

    Retained earnings                          370,352  (65,071)    305,281
    Accumulated other comprehensive income      41,498    5,626      47,124
    Total Equity                               621,778  (59,445)    562,333
    Total Liabilities and Equity            $8,919,414 $(91,272) $8,828,142

                                                   December 31, 2010
                                            -------------------------------
                                                As                  As
                                            Previously Effect of Currently
                                             Reported   Change   Reported
                                            ---------- --------- ----------
                                                    (in thousands)
    Deferred policy acquisition costs       $  365,970 $(94,791) $  271,179
    Total Assets                             7,462,325  (94,791)  7,367,534

    Policyholders' account balances          1,053,807      206   1,054,013
    Income taxes                               120,248  (33,249)     86,999
    Total Liabilities                        6,834,636  (33,043)  6,801,593

    Retained earnings                          430,663  (65,595)    365,068
    Accumulated other comprehensive income      25,284    3,847      29,131
    Total Equity                               627,689  (61,748)    565,941
    Total Liabilities and Equity            $7,462,325 $(94,791) $7,367,534

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Statements of Operations:

                                                       Year Ended December 31, 2011
                                                   -----------------------------------
                                                   As Previously Effect of As Currently
                                                     Reported     Change     Reported
                                                   ------------- --------- ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                        $ 113,444   $     28   $ 113,472
  Total revenues                                       121,132         28     121,160
Benefits and Expenses
Amortization of deferred policy acquisition costs      105,101    (15,055)     90,046
General, administrative and other expenses              35,785     14,276      50,061
  Total benefits and expenses                          230,334       (779)    229,555
Income From Operations Before Income Taxes            (109,202)       807    (108,395)
Income tax expense                                     (48,891)       283     (48,608)
Net Income                                           $ (60,311)  $    524   $ (59,787)

                                                       Year Ended December 31, 2010
                                                   ------------------------------------
                                                   As Previously Effect of As Currently
                                                     Reported     Change     Reported
                                                   ------------- --------- ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                        $ 53,446    $    165    $ 53,611
  Total revenues                                      218,237         165     218,402
Benefits and Expenses
Amortization of deferred policy acquisition costs      12,821      (4,159)      8,662
General, administrative and other expenses             27,002      14,995      41,997
  Total benefits and expenses                          76,750      10,836      87,586
Income from Operations before Income Taxes            141,487     (10,671)    130,816
Income tax expense                                     43,542      (3,734)     39,808
Net Income                                           $ 97,945    $ (6,937)   $ 91,008

                                                       Year Ended December 31, 2009
                                                   ------------------------------------
                                                   As Previously Effect of As Currently
                                                     Reported     Change     Reported
                                                   ------------- --------- ------------
                                                              (in thousands)
Revenues
Policy charges and fee income                        $ 69,234     $   (35)   $ 69,199
  Total revenues                                      181,616         (35)    181,581
Benefits And Expenses
Amortization of deferred policy acquisition costs      22,842      (6,472)     16,370
General, administrative and other expenses             17,950      12,207      30,157
  Total benefits and expenses                         105,589       5,735     111,324
Income from Operations before Income Taxes             76,027      (5,770)     70,257
Income tax expense                                     21,006      (2,020)     18,986
Net Income                                           $ 55,021     $(3,750)   $ 51,271

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


Statements of Cash Flows:

                                                    Year Ended December 31, 2011
                                                -----------------------------------
                                                As Previously Effect of As Currently
                                                  Reported     Change     Reported
                                                ------------- --------- ------------
                                                           (in thousands)
Cash Flows From Operating Activities
Net income                                        $(60,311)     $ 524     $(59,787)
Policy charges and fee income                      (25,594)       (28)     (25,622)
Change in:
  Deferred policy acquisition costs                    754       (779)         (25)
  Income taxes payable                             (73,789)       283      (73,506)
Cash flows from (used in) operating activities    $(61,278)     $   0     $(61,278)

                                                    Year Ended December 31, 2010
                                                -----------------------------------
                                                As Previously Effect of As Currently
                                                  Reported     Change     Reported
                                                ------------- --------- ------------
                                                           (in thousands)
Cash Flows From Operating Activities
Net income                                        $ 97,945     $(6,937)   $ 91,008
Policy charges and fee income                      (13,471)       (165)    (13,636)
Change in:
  Deferred policy acquisition costs                (72,689)     10,836     (61,853)
  Income taxes payable                              14,700      (3,734)     10,966
Cash flows from (used in) operating activities    $(14,550)    $     0    $(14,550)

                                                    Year Ended December 31, 2009
                                                -----------------------------------
                                                As Previously Effect of As Currently
                                                  Reported     Change     Reported
                                                ------------- --------- ------------
                                                           (in thousands)
Cash Flows from Operating Activities
Net income                                        $ 55,021     $(3,750)   $ 51,271
Policy charges and fee income                      (15,597)         35     (15,562)
Change in:
  Deferred policy acquisition costs                (34,550)      5,735     (28,815)
  Income taxes payable                               6,631      (2,020)      4,611
Cash flows from (used in) operating activities    $ 32,366     $     0    $ 32,366

Future Adoption of New Accounting Pronouncements
In December 2011, the FASB issued updated guidance regarding the disclosure of offsetting assets and liabilities. This new guidance requires an entity to disclose information on both a gross basis and net basis about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This new guidance is effective for annual reporting periods beginning on or after January 1, 2013, and interim reporting periods within those years, and should be applied retrospectively for all comparative periods presented. The Company is currently assessing the impact of the guidance on the Company's consolidated financial position, results of operations, and financial statement disclosures.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Company expects this guidance to have an impact on its financial statement disclosures but limited, if any, impact on the Company's financial position or results of operations.

In April 2011, the FASB issued updated guidance regarding the assessment of effective control for repurchase agreements. This new guidance is effective for the first interim or annual reporting period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The Company's adoption of this guidance effective January 1, 2012 is not expected to have a material effect on the Company's consolidated financial position, results of operations, and financial statement disclosures.

3. INVESTMENTS

Fixed Maturities and Equity Securities
The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                     December 31, 2011
                                                  ------------------------------------------------------
                                                                                              Other-than-
                                                               Gross      Gross                temporary
                                                  Amortized  Unrealized Unrealized   Fair     impairments
                                                    Cost       Gains      Losses     Value    in AOCI (4)
                                                  ---------- ---------- ---------- ---------- -----------
                                                                      (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies              $   29,889  $ 6,049     $    -   $   35,939   $     -
Obligations of U.S. states and their political
 subdivisions                                              -        -          -            -         -
Foreign government bonds                              20,868    2,163          -       23,030         -
Public utilities                                     119,583   10,810        225      130,169         -
All other corporate securities                       713,531   55,770        622      768,678       (45)
Asset-backed securities (1)                           72,050    1,647      2,065       71,632    (3,513)
Commercial mortgage-backed securities                 89,238    6,770          2       96,006         -
Residential mortgage-backed securities (2)            87,749    6,859        158       94,450      (391)
                                                  ----------  -------     ------   ----------   -------
Total fixed maturities, available-for-sale        $1,132,908  $90,068     $3,072   $1,219,904   $(3,949)
                                                  ==========  =======     ======   ==========   =======
Equity securities, available-for-sale
Common Stocks:
  Industrial, miscellaneous & other                      405        -         70          335
Non-redeemable preferred stocks                        1,116        1         32        1,085
                                                  ----------  -------     ------   ----------
Total equity securities, available-for-sale (3)   $    1,521  $     1     $  102   $    1,420
                                                  ==========  =======     ======   ==========

    (1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
    (2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
    (3)During 2011, perpetual preferred stocks of $1.5 million were reclassified to "Trading Account Assets." Prior periods were not restated.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

    (4)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI" which were not included in earnings. Amount excludes $3 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

                                                                     December 31, 2010
                                                  ------------------------------------------------------
                                                                                              Other-than-
                                                               Gross      Gross                temporary
                                                  Amortized  Unrealized Unrealized   Fair     impairments
                                                    Cost       Gains      Losses     Value    in AOCI (3)
                                                  ---------- ---------- ---------- ---------- -----------
                                                                      (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S.
 government authorities and agencies              $   34,292  $ 2,199     $   41   $   36,450   $     -
Obligations of U.S. states and their political
 subdivisions                                              -        -          -            -         -
Foreign government bonds                              21,034    1,644          -       22,678         -
Corporate securities                                 707,754   47,472      2,945      752,281       (26)
Asset-backed securities (1)                           57,808    1,671      5,446       54,033    (8,856)
Commercial mortgage-backed securities                 97,467    5,721         87      103,101         -
Residential mortgage-backed securities (2)            89,300    6,746         48       95,998      (454)
                                                  ----------  -------     ------   ----------   -------
Total fixed maturities, available-for-sale        $1,007,655  $65,453     $8,567   $1,064,541   $(9,336)
                                                  ==========  =======     ======   ==========   =======
Equity securities, available-for-sale
Common Stocks:
  Industrial, miscellaneous & other                      226      178         29          375
Non-redeemable preferred stocks                          380        -        217          163
Perpetual preferred stocks                             1,695        -        159        1,536
                                                  ----------  -------     ------   ----------
Total equity securities available-for-sale        $    2,301  $   178     $  405   $    2,074
                                                  ==========  =======     ======   ==========

    (1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
    (2)Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
    (3)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI" which, were not included in earnings. Amount excludes $5 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2011, are as follows:

                                                  Available-for-Sale
                                                 ---------------------
                                                 Amortized    Fair
                                                   Cost       Value
                                                 ---------- ----------
                                                    (in thousands)
         Due in one year or less                 $   48,539 $   49,149

         Due after one year through five years      324,229    350,238

         Due after five years through ten years     354,984    385,295

         Due after ten years                        156,119    173,134

         Asset-backed securities                     72,050     71,632

         Commercial mortgage-backed securities       89,238     96,006

         Residential mortgage-backed securities      87,749     94,450
                                                 ---------- ----------
           Total                                 $1,132,908 $1,219,904
                                                 ========== ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds, equity security proceeds, and related investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                                                    2011      2010      2009
                                                                                  --------  --------  --------
                                                                                         (in thousands)
Fixed maturities, available-for-sale
  Proceeds from sales                                                             $ 36,118  $ 35,017  $ 59,587
  Proceeds from maturities/repayments                                              135,127   157,785   194,623
  Gross investment gains from sales, prepayments, and maturities                     2,614     4,160     1,540
  Gross investment losses from sales and maturities                                    (88)      (83)   (3,027)
Equity securities, available-for-sale
  Proceeds from sales                                                             $      2  $      -  $      -
  Proceeds from maturities/repayments                                                  473     2,000         -
  Gross investment gains from sales                                                    368       139         -
  Gross investment losses from sales                                                     -         -         -
Fixed maturity and equity security impairments
  Net writedowns for other-than-temporary impairment losses on fixed maturities
   recognized in earnings (1)                                                     $   (268) $ (2,554) $ (6,070)
  Writedowns for other-than-temporary impairment losses on equity securities      $   (326) $      -  $   (139)

    (1)Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

As discussed in Note 2, a portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). The net amount recognized in

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following tables set forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.

Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI

                                                                                                Year Ended     Year Ended
                                                                                               December 31,   December 31,
                                                                                                   2011           2010
                                                                                              -------------- --------------
                                                                                              (in thousands) (in thousands)
Balance, beginning of period                                                                     $ 6,763        $ 7,431
Credit loss impairments previously recognized on securities which matured, paid down,
 prepaid or were sold during the period                                                           (3,643)        (1,059)
Credit loss impairments previously recognized on securities impaired to fair value during
 the period (1)                                                                                        -           (992)
Credit loss impairment recognized in the current period on securities not previously
 impaired                                                                                              -              -
Additional credit loss impairments recognized in the current period on securities previously
 impaired                                                                                            268          1,965
Increases due to the passage of time on previously recorded credit losses                            323            530
Accretion of credit loss impairments previously recognized due to an increase in cash flows
 expected to be collected                                                                           (273)        (1,112)
                                                                                                 -------        -------
Balance, end of period                                                                           $ 3,438        $ 6,763
                                                                                                 =======        =======

    (1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

Trading Account Assets
The following table provides information relating to trading account assets, at fair value as of the dates indicated:

                                       December 31, 2011 December 31, 2010
                                       ----------------  -----------------
                                       Amortized  Fair   Amortized  Fair
                                         Cost     Value    Cost     Value
                                       ---------  ------ ---------  -----
                                                (in thousands)
         Equity securities (1)           1,695     1,569     -        -
                                        ------    ------    --       --
         Total trading account assets   $1,695    $1,569    $-       $-
                                        ======    ======    ==       ==

    (1)During 2011, perpetual preferred stocks of $1.5 million were reclassified from "Equity Securities, available-for-sale". Prior periods were not restated.

The net change in unrealized gains (losses) from trading account assets still held at period end, recorded within "Other income" was ($0.1) million, $0.0 and $0.0 during the years ended December 31, 2011, 2010 and 2009, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Commercial Mortgage and Other Loans
The Company's commercial mortgage and other loans are comprised as follows as of the dates indicated:

                                                                               2011                  2010
                                                                       --------------------  --------------------
                                                                           Amount     % of       Amount     % of
                                                                       (in thousands) Total  (in thousands) Total
Commercial mortgage and other loans by property type:
Industrial buildings                                                      $ 42,883     18.5%    $ 35,745     19.4%
Retail                                                                      55,215     23.8       36,046     19.6
Apartments/Multi-Family                                                     37,689     16.3       25,340     13.8
Office buildings                                                            26,100     11.3       30,468     16.6
Hospitality                                                                 14,475      6.2       10,273      5.6
Other                                                                       37,150     16.0       33,834     18.4
                                                                          --------    -----     --------    -----
Total commercial mortgage loans                                            213,512     92.2      171,706     93.4
Agricultural property loans                                                 18,098      7.8       12,140      6.6
                                                                          --------    -----     --------    -----
Total commercial mortgage and agricultural loans by property type          231,610    100.0%     183,846    100.0%
                                                                          ========    =====     ========    =====
Valuation allowance                                                         (1,410)               (1,409)
                                                                          --------              --------
Total net commercial and agricultural mortgage loans by property type     $230,200              $182,437
                                                                          ========              ========

The commercial mortgage and agricultural loans are geographically dispersed throughout the United States with the largest concentrations in Florida (10%), Texas (9%), and New Jersey (9%) at December 31, 2011.

Activity in the allowance for losses for all commercial mortgage and other loans, for the years ended December 31, 2011, 2010 and 2009, is as follows:

                                                   2011 (2) 2010 (2) 2009 (2)
                                                   -------- -------- --------
                                                         (in thousands)
   Allowance for losses, beginning of year          $1,409   $2,379   $1,444
   Addition to / (release of) allowance of losses        1     (970)     935
                                                    ------   ------   ------
   Allowance for losses, end of year (1)            $1,410   $1,409   $2,379
                                                    ======   ======   ======

    (1)Agricultural loans represent $0.02 million, $0.02 million and $0.0 million of the ending allowance at December 31, 2011, 2010 and 2009, respectively.
    (2)Valuation allowances for 2011 and 2010 are presented in a format consistent with new disclosure requirements under the updated guidance issued by FASB in 2011. Valuation allowances for 2009 are provided consistent with the prior presentation.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


The following tables set forth the allowance for credit losses and the recorded investment in commercial mortgage and agricultural loans for the years ended December 31, 2011 and 2010:

                                                           December 31, 2011 December 31, 2010
                                                           ----------------- -----------------
                                                                       Total Loans
                                                                     (in thousands)
Allowance for Credit Losses:
Ending Balance: individually evaluated for impairment (1)      $      -          $    424
Ending Balance: collectively evaluated for impairment (2)         1,410               985
                                                               --------          --------
Total ending balance                                           $  1,410          $  1,409
                                                               ========          ========

Recorded Investment: (3)
Ending balance: individually evaluated for impairment (1)      $      -          $  3,847
Ending balance: collectively evaluated for impairment (2)       231,612           179,999
                                                               --------          --------
Total ending balance, gross of reserves                        $231,612          $183,846
                                                               ========          ========

    (1)There were no agricultural loans individually evaluated for impairments at December 31, 2011 and December 31, 2010.
    (2)Agricultural loans collectively evaluated for impairment had a recorded investment of $18 million and $12 million and related allowance of $0.0 million at December 31, 2011 and December 31, 2010, respectively.
    (3)Recorded investment reflects the balance sheet carrying value gross of related allowance.

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected.

As of December 31, 2011, there were no impaired commercial mortgage loans identified in management's specific review. As of December 31, 2011 impaired commercial mortgage loans identified in management's specific review of probable loan losses consisted of Hospitality commercial mortgage loans with a recorded investment of $3.8 million, an unpaid principal balance of $3.8 million and the related allowance for losses was $0.4 million. Recorded investment reflects the balance sheet carrying value gross of related allowance.

Impaired commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. As of December 31, 2011 and December 31, 2010, the Company held no such loans. See
Note 2 for information regarding the Company's accounting policies for non-performing loans.

As described in Note 2, loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage and other loans. As of December 31, 2011 and 2010, 94% of the $232 million recorded investment and 90% of the $184 million recorded investment, respectively, had a loan-to-value ratio of less than 80%. As of December 31, 2011 and 2010, 99% and 98% of the recorded investment, respectively, had a debt service coverage ratio of 1.0X or greater. As of December 31, 2011, approximately $2 million or 1% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X, reflecting loans where the mortgage amount exceeds the collateral value or where current debt payments are greater than income from property operations; none of which related to agricultural loans. As of December 31, 2010, approximately $8 million or 4% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X; none of which related to agricultural loans.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


As of December 31, 2011 and 2010, all commercial mortgage and other loans were in current status. The Company defines current in its aging of past due commercial mortgage and agricultural loans as less than 30 days past due.

Commercial mortgage and other loans on nonaccrual status as of December 31, 2011 and 2010, $3.2 million and $3.8 million, respectively, primarily related to Hospitality. See Note 2 for further discussion regarding nonaccrual status loans.

For the year ended December 31 2011, there were no commercial mortgage and other loans sold or acquired.

Other Long term Investments
"Other long-term investments" are comprised as follows at December 31:

                                                       2011    2010
                                                      ------- -------
                                                      (in thousands)
           Company's investment in Separate accounts  $ 1,662 $ 1,893
           Joint ventures and limited partnerships     20,725  15,020
           Derivatives (1)                              6,688       -
                                                      ------- -------
           Total other long-term investments          $29,075 $16,913
                                                      ======= =======

    (1)A derivative balance of $(0.9) million at December 31, 2010 was reclassed to Other Liabilities.

Net Investment Income
Net investment income for the years ended December 31, was from the following sources:

                                                   2011     2010     2009
                                                 -------  -------  -------
                                                       (in thousands)
    Fixed maturities, available-for-sale         $57,285  $57,502  $53,615
    Equity securities, available-for-sale             12      148      218
    Trading account assets                            11        -        -
    Commercial mortgage and other loans           12,187   11,264    9,822
    Policy loans                                   9,503    9,363    9,177
    Short-term investments and cash equivalents       85      129      434
    Other long-term investments                    1,718    1,691     (666)
                                                 -------  -------  -------
    Gross investment income                       80,801   80,097   72,600
    Less: investment expenses                     (3,245)  (3,053)  (2,656)
                                                 -------  -------  -------
    Net investment income                        $77,556  $77,044  $69,944
                                                 =======  =======  =======

Carrying value for non-income producing assets included in fixed maturities totaled $0 million as of December 31, 2011. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2011.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


Realized Investment Gains (Losses), Net
Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

                                                     2011     2010     2009
                                                  ---------  ------- -------
                                                        (in thousands)
  Fixed maturities                                $   2,257  $ 1,523 $(7,557)
  Equity securities                                      42      139    (138)
  Commercial mortgage and other loans                    (1)     970    (935)
  Short-term investments and cash equivalents             -        5       -
  Joint ventures and limited partnerships               (44)       -    (124)
  Derivatives                                      (112,310)  54,378  22,268
                                                  ---------  ------- -------
      Realized investment gains (losses), net     $(110,056) $57,015 $13,514
                                                  =========  ======= =======

Net Unrealized Investment Gains (Losses)
Net unrealized investment gains and losses on securities classified as "available for sale" and certain other long-term investments and other assets are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)," or "AOCI." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                                                  Income (Loss)
                                                                                     Deferred    Related To Net
                                   Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                  Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                     Investments     and Other Costs    Balances      Benefit       (Losses)
                                  ----------------- ----------------- ------------- ----------- -----------------
                                                                  (in thousands)
Balance, December 31, 2008            $      -            $  -             $-         $     -        $     -
Cumulative impact of the
 adoption of new authoritative
 guidance on January 1, 2009            (4,049)            290              -           1,316         (2,443)
Cumulative impact of the
 retrospective adoption of new
 authoritative guidance on
 January 1, 2012                             -               -              -               -              -
Net investment gains (losses) on
 investments arising during the
 period                                  4,471               -              -          (1,565)         2,906
Reclassification adjustment for
 OTTI losses included in net
 income                                  5,080               -              -          (1,778)         3,302
Reclassification adjustment for
 OTTI gains excluded from net
 income(1)                             (11,483)              -              -           4,019         (7,464)

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                                                  Income (Loss)
                                                                                     Deferred    Related To Net
                                   Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                  Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                     Investments     and Other Costs    Balances      Benefit       (Losses)
                                  ----------------- ----------------- ------------- ----------- -----------------
                                                                  (in thousands)
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                       -             2,598               -        (909)          1,689
Impact of net unrealized
 investment (gains) losses on
 Policyholders' account balance              -                 -          (1,378)        482            (896)
                                       -------           -------         -------      ------         -------
Balance, December 31, 2009             $(5,981)          $ 2,888         $(1,378)     $1,565         $(2,906)
                                       -------           -------         -------      ------         -------
Net investment gains (losses) on
 investments arising during the
 period                                   (821)                -               -         287            (534)
Reclassification adjustment for
 OTTI losses included in net
 income                                  2,504                 -               -        (876)          1,628
Reclassification adjustment for
 OTTI gains excluded from net
 income(1)                                 (11)                -               -           4              (7)
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                       -            (1,040)              -         364            (676)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                    -                 -             594        (208)            386
                                       -------           -------         -------      ------         -------
Balance, December 31, 2010             $(4,309)          $ 1,848         $  (784)     $1,136         $(2,109)
                                       -------           -------         -------      ------         -------
Net investment gains (losses) on
 investments arising during the
 period                                    843                 -               -        (295)            548
Reclassification adjustment for
 OTTI losses included in net
 income                                  2,049                 -               -        (717)          1,332
Reclassification adjustment for
 OTTI gains excluded from net
 income(1)                                   -                 -               -           -               -
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs                                       -            (1,109)              -         388            (721)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                    -                 -             642        (225)            417
                                       -------           -------         -------      ------         -------
Balance, December 31, 2011             $(1,417)          $   739         $  (142)     $  287         $  (533)
                                       =======           =======         =======      ======         =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)


All Other Net Unrealized Investment Gains and Losses in AOCI

                                                                                                Accumulated Other
                                                                                                  Comprehensive
                                                                                                  Income (Loss)
                                                                                     Deferred    Related To Net
                                   Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                  Gains/(Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                   Investments(1)    and Other Costs    Balances      Benefit       (Losses)
                                  ----------------- ----------------- ------------- ----------- -----------------
                                                                  (in thousands)
Balance, December 31, 2008            $(70,920)         $ 41,193        $(17,457)    $ 16,514       $(30,670)
Cumulative impact of the
 adoption of new authoritative
 guidance on January 1, 2009            (2,016)               33               -          694         (1,289)
Cumulative impact of the
 retrospective adoption of new
 authoritative guidance on
 January 1, 2012                             -           (10,502)             74        3,650         (6,778)
Net investment gains (losses) on
 investments arising during the
 period                                 91,116                 -               -      (31,891)        59,225
Reclassification adjustment for
 (gains) losses included in net
 income                                  2,616                 -               -         (916)         1,700
Reclassification adjustment for
 OTTI losses excluded from net
 income(2)                              11,483                 -               -       (4,019)         7,464
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs                                       -           (46,579)              -       16,303        (30,276)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                    -                 -          23,632       (8,271)        15,361
                                      --------          --------        --------     --------       --------
Balance, December 31, 2009            $ 32,279          $(15,855)       $  6,249     $ (7,936)      $ 14,737
Net investment gains (losses) on
 investments arising during the
 period                                 24,868                 -               -       (8,704)        16,164
Reclassification adjustment for
 (gains) losses included in net
 income                                  4,166                 -               -       (1,458)         2,708
Reclassification adjustment for
 OTTI losses excluded from net
 income(2)                                  11                 -               -           (4)             7
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs and other costs                       -            (8,437)              -        2,953         (5,484)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                    -                 -           4,712       (1,649)         3,063
                                      --------          --------        --------     --------       --------
Balance, December 31, 2010            $ 61,324          $(24,292)       $ 10,961     $(16,798)      $ 31,195
Net investment gains (losses) on
 investments arising during the
 period                                 23,930                 -               -       (8,376)        15,555

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                                               Accumulated Other
                                                                                                 Comprehensive
                                                                                                 Income (Loss)
                                                                                    Deferred    Related To Net
                                  Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                 Gains/(Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                  Investments(1)    and Other Costs    Balances      Benefit       (Losses)
                                 ----------------- ----------------- ------------- ----------- -----------------
                                                                 (in thousands)
Reclassification adjustment for
 (gains) losses included in net
 income                                 4,348                 -               -       (1,522)         2,826
Reclassification adjustment for
 OTTI losses excluded
Impact of net unrealized
 investment (gains) losses on
 deferred policy acquisition
 costs                                      -            (7,406)              -        2,592         (4,814)
Impact of net unrealized
 investment (gains) losses on
 policyholders' account
 balances                                   -                 -           4,418       (1,546)         2,872
                                      -------          --------         -------     --------        -------
Balance, December 31, 2011            $89,602          $(31,698)        $15,379     $(25,649)       $47,634
                                      =======          ========         =======     ========        =======

    (1)Include cash flow hedges. See Note 5 for information on cash flow hedges.

The table below presents net unrealized gains (losses) on investments by asset class at December 31:

                                                                     December 31, December 31, December 31,
                                                                         2011         2010         2009
                                                                     ------------ ------------ ------------
                                                                                 (in thousands)
Fixed maturity securities on which an OTTI loss has been recognized    $(1,417)     $(4,309)     $(5,981)
Fixed maturity securities, available for sale-all other                 88,414       61,195       31,975
Equity securities, available for sale                                     (100)        (227)        (177)
Derivatives designated as cash flow hedges (1)                            (630)      (1,100)        (675)
Other investments                                                        1,918        1,456        1,156
                                                                       -------      -------      -------
Net unrealized gains (losses) on investments                           $88,185      $57,015      $26,298
                                                                       =======      =======      =======

    (1)See Note 5 for more information on cash flow hedges.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

                                                                  December 31, 2011
                                          -------------------------------------------------------------------
                                          Less than twelve months Twelve months or more         Total
                                          ----------------------- --------------------- ---------------------
                                                        Gross                  Gross                 Gross
                                                      Unrealized             Unrealized            Unrealized
                                          Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                          ----------  ----------  ---------- ---------- ---------- ----------
                                                                   (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations
 of U.S. government authorities and
 agencies                                  $     -      $    -      $    -     $    -    $     -     $    -
Corporate securities                        31,041         670         998        177     32,039        847
Commercial mortgage-backed
 securities                                      -           -       1,051          2      1,051          2
Asset-backed securities                     33,246         285       7,384      1,780     40,630      2,065
Residential mortgage-backed securities       4,367         158           -          -      4,367        158
                                           -------      ------      ------     ------    -------     ------
Total                                      $68,654      $1,113      $9,433     $1,959    $78,087     $3,072
                                           =======      ======      ======     ======    =======     ======

                                                                  December 31, 2010
                                          -------------------------------------------------------------------
                                          Less than twelve months Twelve months or more         Total
                                          ----------------------- --------------------- ---------------------
                                                        Gross                  Gross                 Gross
                                                      Unrealized             Unrealized            Unrealized
                                          Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                          ----------  ----------  ---------- ---------- ---------- ----------
                                                                   (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations
 of U.S. government authorities and
 agencies                                  $ 2,078      $   41     $     -     $    -    $  2,078    $   41
Corporate securities                        73,679       2,524       6,545        421      80,224     2,945
Asset-backed securities                     10,608         169      16,442      5,277      27,050     5,446
Commercial mortgage-backed
 securities                                  7,148          87           -          -       7,148        87
Residential mortgage-backed securities       3,219          48           -          -       3,219        48
                                           -------      ------     -------     ------    --------    ------
Total                                      $96,732      $2,869     $22,987     $5,698    $119,719    $8,567
                                           =======      ======     =======     ======    ========    ======

The gross unrealized losses at December 31, 2011 and December 31, 2010 are composed of $1 million and $6 million, respectively, related to high or highest quality securities based on NAIC or equivalent rating and $2 million and $3 million, respectively, related to other than high or highest quality securities based on NAIC or equivalent rating. At December 31, 2011, $1.6 million of the gross unrealized losses represented declines in value of greater than 20%, $0.1 million of which had been in that position for less than six months, as compared to $5 million at December 31, 2010 that represented declines in value of greater than 20%, none of which had been in that position for less than six months. At December 31, 2011 and December 31, 2010, the $2 million and $6 million, respectively, of gross unrealized losses of twelve months or more were concentrated in asset backed securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at December 31, 2011 and

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

December 31, 2010. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At December 31, 2011, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

Duration of Gross Unrealized Loss Positions for Equity Securities
The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

                                                               December 31, 2011
                                       --------------------------------------------------------------------
                                        Less than twelve months Twelve months or more         Total
                                       ------------------------ --------------------- ---------------------
                                                      Gross                  Gross                 Gross
                                                    Unrealized             Unrealized            Unrealized
                                       Fair Value     Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------   ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity securities, available for sale     $316         $102       $    -      $  -      $  316      $102
                                          ====         ====       ======      ====      ======      ====

                                                               December 31, 2010
                                       --------------------------------------------------------------------
                                        Less than twelve months Twelve months or more         Total
                                       ------------------------ --------------------- ---------------------
                                                      Gross                  Gross                 Gross
                                                    Unrealized             Unrealized            Unrealized
                                       Fair Value     Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------   ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity securities, available for sale     $255         $245       $1,536      $160      $1,791      $405
                                          ====         ====       ======      ====      ======      ====

At December 31, 2011, $99 thousand of the gross unrealized losses represented declines of greater than 20%, all of which have been in that position for less than nine months. At December 31, 2010, $245 thousand of the gross unrealized losses represented declines of greater than 20%, all of which have been in that position for less than six months. Included in the December 31, 2010 table above are perpetual preferred securities. Perpetual preferred securities have characteristics of both debt and equity securities. Since an impairment model similar to fixed maturity securities is applied to these securities, an other-than-temporary impairment has not been recognized on certain perpetual preferred securities that have been in a continuous unrealized loss position for twelve months or more as of December 31, 2011 and December 31, 2010. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these equity securities was not warranted at December 31, 2011 and December 31, 2010.

Securities Pledged and Special Deposits
The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

At December 31, the carrying value of investments pledged to third parties as reported in the Statements of Financial Position included the following:

                                                               2011    2010
                                                              ------- ------
                                                              (in thousands)
   Fixed maturity securities, available for sale - all other  $19,670 $3,314
                                                              ------- ------
   Total securities pledged                                   $19,670 $3,314
                                                              ======= ======

As of December 31, 2011, the carrying amount of the associated liabilities supported by the pledged collateral was $20.2 million. Of this amount, $3.2 million was "Securities sold under agreements to repurchase" and $17.0 million was "Cash collateral for loaned securities. As of December 31, 2010, the carrying amount of the associated liabilities supported by the pledged collateral was $3.4 million. Of this amount, $3.0 million was "Securities sold under agreements to repurchase" and $0.4 million was "Cash collateral for loaned securities."

Fixed maturities of $0.5 million at December 31, 2010 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                                            2011      2010      2009
                                                                          --------  --------  --------
                                                                                 (in thousands)
Balance, beginning of year                                                $271,179  $218,756  $232,145
Capitalization of commissions, sales and issue expenses                     90,072    70,516    44,965
Amortization- Impact of assumption and experience unlocking and true-ups      (983)   13,484    11,607
Amortization- All other                                                    (89,063)  (22,147)  (27,976)
Change in unrealized investment gains/(losses)                              (8,310)   (9,430)  (41,985)
                                                                          --------  --------  --------
Balance, end of year                                                      $262,895  $271,179  $218,756
                                                                          ========  ========  ========

Deferred acquisition costs include reductions in capitalization and amortization related to reinsurance expense allowances resulting from the coinsurance treaties with Prudential Arizona Reinsurance Captive Company, or "PARCC," and Prudential Arizona Reinsurance Term Company, or "PAR TERM" as discussed in Note 13.

Ceded capitalization was $19 million, $29 million and $15 million in 2011, 2010 and 2009, respectively. Ceded amortization relating to this treaty included amounted to $7 million, $9 million and $8 million in 2011, 2010 and 2009, respectively.

5. POLICYHOLDERS' LIABILITIES

Future Policy Benefits

Future policy benefits at December 31 are as follows:

                                                   2011     2010
                                                 -------- --------
                                                   (in thousands)
            Life insurance                       $602,884 $534,286
            Individual annuities                    6,744    6,149
            Policy claims and other liabilities    82,339  (37,081)
                                                 -------- --------
            Total future policy benefits         $691,967 $503,354
                                                 ======== ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)


Life insurance liabilities include reserves for death benefits and other policy benefits. Individual annuity liabilities include reserves for annuities that are in payout status.

Future policy benefits for life insurance are generally equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 7.50 %.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present value range from 1.65% to 7.25%, with 0% of the reserves based on an interest rate in excess of 8%.

Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience. Other contract liabilities also includes liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts which are discussed more fully in Note 7. The interest rates used in the determination of the present values range from 1.39% to 5.88%.

Policyholders' Account Balances
Policyholders' account balances at December 31 are as follows:

                                                    2011       2010
                                                 ---------- ----------
                                                    (in thousands)
          Interest-sensitive life contracts      $  794,528 $  723,739
          Individual annuities                      207,149    210,671
          Guaranteed interest accounts               38,125     38,713
          Other                                      93,278     80,890
                                                 ---------- ----------
          Total policyholders' account balances  $1,133,080 $1,054,013
                                                 ========== ==========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates for interest-sensitive contracts range from 3.00% to 4.60%. Interest crediting rates for individual annuities range from 1.00% to 4.93%. Interest crediting rates for guaranteed interest accounts range from 1.25% to 5.25%. Interest crediting rates range from 1.00% to 3.50% for other.

6. REINSURANCE

The Company participates in reinsurance with its affiliates Prudential Insurance, PARCC, Pruco Re, PAR TERM, through various plans of reinsurance, primarily on a yearly renewable term and coinsurance basis. This reinsurance provides risk diversification, additional capacity for future growth and limits the maximum net loss potential. For coinsurance agreements, all significant risks are ceded to the reinsurer, including mortality, investment, and lapse risk. For yearly renewable term agreements, mortality risk is the primary risk ceded to the reinsurer. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. We believe a material reinsurance liability resulting from such inability of reinsurers to meet their obligations is unlikely.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

6. REINSURANCE (continued)


The Company has entered into various reinsurance agreements with an affiliate, Pruco Re, to reinsure its living benefit features sold on certain of its annuities as part of its risk management and capital management strategies. For additional details on these agreements, see Note 13.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 13.

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable Corporate Owned Life Insurance "COLI" policies with Pruco Life.

Reinsurance amounts included in the Statement of Operations and Comprehensive Income (Loss) for the years ended December 31 are below:

                                                                     2011       2010       2009
                                                                  ---------  ---------  ---------
                                                                           (in thousands)
Direct premiums                                                   $ 167,113  $ 164,009  $ 158,678
Reinsurance ceded                                                  (151,808)  (149,276)  (141,647)
                                                                  ---------  ---------  ---------
  Premiums                                                        $  15,305  $  14,733  $  17,031
                                                                  =========  =========  =========
Direct policy charges and fees                                    $ 161,829  $ 120,146  $ 108,396
Reinsurance ceded                                                   (48,357)   (66,535)   (39,197)
                                                                  ---------  ---------  ---------
  Policy charges and fees                                         $ 113,472  $  53,611  $  69,199
                                                                  =========  =========  =========
Policyholders' benefits ceded                                     $ 100,442  $  95,634  $  81,364
                                                                  =========  =========  =========
Realized capital gains (losses) net, associated with derivatives  $ (26,567) $    (407) $ (44,367)
                                                                  =========  =========  =========

Realized investment gains and losses include the reinsurance of certain of the Company's embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains (losses)." The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. The reinsurance agreements contain derivatives and have been accounted for in the same manner as an embedded derivative. See Note 11 for additional information related to the accounting for embedded derivatives.

Reinsurance premiums ceded for interest-sensitive products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables included in the Company's Statements of Financial Position at December 31, 2011 and 2010 were as follows:

                                                December 31, December 31,
                                                    2011         2010
                                                ------------ ------------
                                                     (in thousands)
      Domestic life insurance-affiliated          $467,687     $407,516
      Domestic individual annuities-affiliated      53,696       11,110
      Domestic life insurance-unaffiliated           1,379        1,233
                                                  --------     --------
                                                  $522,762     $419,859
                                                  ========     ========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

6. REINSURANCE (continued)


Substantially all reinsurance contracts are with affiliates as of December 31, 2011 and 2010. These contracts are described further in Note 13 of the Financial Statements.

The gross and net amounts of life insurance face amount in force as of December 31, 2011 and 2010 were as follows:

                                               2011          2010          2009
                                           ------------  ------------  ------------
                                                        (in thousands)
Gross life insurance face amount in force  $ 97,879,303  $ 96,896,483  $ 95,400,464
Reinsurance ceded                           (88,113,164)  (86,500,898)  (86,036,509)
                                           ------------  ------------  ------------
Net life insurance face amount in force    $  9,766,139  $ 10,395,585  $  9,363,955
                                           ============  ============  ============

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified date minus any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period and withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are allocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2011, 2010 and 2009 there were no gains or losses on transfers of assets from the general account to a separate account.

For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, contract lapses and contractholder mortality.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, timing of annuitization, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility or contractholder behavior used in the original pricing of these products.

The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within "Future policy benefits." As of December 31, 2011 and 2010, the Company had the following guarantees associated with these contracts, by product and guarantee type:

                                                       December 31, 2011           December 31, 2010
                                                  --------------------------- ---------------------------
                                                    In the          At          In the          At
                                                   Event of   Annuitization/   Event of   Annuitization/
                                                    Death    Accumulation (1)   Death    Accumulation (1)
                                                  ---------- ---------------- ---------- ----------------
                                                                      (in thousands)
Variable Annuity Contracts
Return of Net Deposits
Account value                                     $2,989,255   $       N/A    $1,973,903   $       N/A
Net amount at risk                                $   72,823   $       N/A    $    8,252   $       N/A
Average attained age of contractholders                   74           N/A            60           N/A
Minimum return or contract value
Account value                                     $1,290,856   $ 3,691,282    $1,036,830   $ 2,392,669
Net amount at risk                                $   91,715   $   249,224    $   36,926   $    65,120
Average attained age of contract holders                  72            59            64            59
Average period remaining until earliest expected
 annuitization                                           N/A    0.63 years           N/A    1.58 years

    (1)Includes income and withdrawal benefits as described herein

                                 Unadjusted Value Adjusted Value Unadjusted Value Adjusted Value
Market value adjusted annuities  ---------------- -------------- ---------------- --------------
        Account value                $14,074         $14,428         $15,104         $15,827

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


                                                                        December 31, December 31,
                                                                            2011         2010
                                                                        ------------ ------------
                                                                          In the Event of Death
                                                                        -------------------------
                                                                             (in thousands)
  Variable Life, Variable Universal Life and Universal Life Contracts
No Lapse Guarantees
Separate account value                                                    $  576,747   $  569,060
General account value                                                     $  217,849   $  194,596
Net amount at risk                                                        $6,137,072   $6,039,086
Average attained age of contract holders                                    50 years     49 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                December 31, 2011 December 31, 2010
                                ----------------- -----------------
                                          (in thousands)
            Equity funds           $1,913,597        $1,677,692
            Bond funds              1,972,145        $  968,140
            Money market funds        197,699           165,075
                                   ----------        ----------
            Total                  $4,083,441        $2,810,907
                                   ==========        ==========

In addition to the above mentioned amounts invested in separate account investment options, $196.7 million and $199.8 million of account balances of variable annuity contracts with guarantees, inclusive of contracts with MVA feature were invested in general account investment options in 2011 and 2010, respectively.

Liabilities for Guaranteed Benefits
The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum income and withdrawal benefits ("GMIWB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum accumulation benefits ("GMAB") features are considered to be bifurcated embedded derivatives and are recorded at fair value. Changes in the fair value of these derivatives, including changes in the Company's own risk of non-performance, along with any fees attributed or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net."

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

See Note 10 for additional information regarding the methodology used in determining the fair value of these embedded derivatives. The liabilities for GMAB, GMWB and GMIWB are included in "Future policy benefits."

                                                                                 GMWB-GMIWB-
                                               GMDB                   GMIB          GMAB       Total
                                    --------------------------  ---------------- ----------- --------
                                               Variable Life,
                                             Variable Universal
                                    Variable  Life & Universal
                                    Annuity         Life        Variable Annuity
                                                              (in thousands)
Balance as of December 31, 2008     $ 5,593       $11,276            $1,802       $ 63,903   $ 82,574
  Incurred guarantee benefits (1)    (1,821)        6,217              (489)       (66,315)   (62,408)
  Paid guarantee benefits            (2,288)         (250)               --             --     (2,538)
                                    -------       -------            ------       --------   --------
Balance as of December 31, 2009     $ 1,484       $17,243            $1,313       $ (2,412)  $ 17,628
  Incurred guarantee benefits (1)       217         1,143               (77)       (38,904)   (37,621)
  Paid guarantee benefits              (861)           --                --             --       (861)
                                    -------       -------            ------       --------   --------
Balance as of December 31, 2010     $   840       $18,386            $1,236       $(41,316)  $(20,854)
  Incurred guarantee benefits (1)     1,248         6,053               318        118,312    125,931
  Paid guarantee benefits              (683)           --                --             --       (683)
                                    -------       -------            ------       --------   --------
Balance as of December 31, 2011     $ 1,405       $24,439            $1,554       $ 76,996   $104,394
                                    =======       =======            ======       ========   ========

    (1)Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be embedded derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The most significant of the Company's GMAB features are the guaranteed return option ("GRO") features, which includes an asset transfer feature that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

The GMWB features provide the contractholder with a guaranteed remaining balance if the account value is reduced to zero through a combination of market declines and withdrawals. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of the account value or cumulative deposits when withdrawals commence, less cumulative withdrawals. The contractholder also has the option, after a specified time period, to reset the guaranteed remaining balance to the then-current account value, if greater. The GMWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


The GMIWB features, taken collectively, provides a contractholder two optional methods to receive guaranteed minimum payments over time, a "withdrawal" option or an "income" option. The withdrawal option (which is available under only one of the Company's GMIWBs) guarantees that a contract holder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The income option (which varies among the Company's GMIWBs) in general guarantees the contract holder the ability to withdraw an amount each year for life (or for joint lives, in the case of any spousal version of the benefit) where such amount is equal to a percentage of a protected value under the benefit. The contractholder also has the potential to increase this annual amount, based on certain subsequent increases in account value that may occur. Certain GMIWB features include an asset transfer feature that reduces the Company's exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

As part of its risk management strategy, the Company limits its exposure to these risks through a combination of product design elements, such as an asset transfer feature, and affiliated reinsurance agreements. The asset transfer feature included in the design of certain optional living benefits transfers assets between certain variable investments selected by the annuity contractholder and, depending on the benefit feature, a fixed rate account in the general account or a bond portfolio within the separate accounts. The transfers are based on the static mathematical formula, used with the particular optional benefit, which considers a number of factors, including the impact of investment performance of the contractholder total account value. In general, negative investment performance may result in transfers to a fixed-rate account in the general account or a bond portfolio within the separate accounts, and positive investment performance may result in transfers back to contractholder-selected variable investments. Other product design elements utilized for certain products to manage these risks include asset allocation restrictions and minimum issuance age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into those that include the asset transfer feature including certain GMIWB riders and certain GMAB riders that feature the GRO policyholder benefits; and those that do not include the asset transfer feature, including certain legacy GMIWB, GMWB, GMAB and GMIB riders. Living benefit riders that include the asset transfer feature also include GMDB riders, and as such the GMDB risk in these riders also benefits from the asset transfer feature.

Sales Inducements
The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize deferred policy acquisition costs. These deferred sales inducements are included in "Deferred Sales Inducements" in the Company's Statements of Financial Position. The Company offers various types of sales inducements. These inducements include: (1) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (2) additional credits after a certain number of years a contract is held. Changes in deferred sales inducements, reported as "Interest credited to policyholders' account balances," are as follows:

                                                                            2011      2010     2009
                                                                          --------  -------  -------
                                                                                (in thousands)
Balance, beginning of year                                                $ 51,106  $30,265  $28,015
Capitalization                                                              22,596   21,594    8,689
Amortization- Impact of assumption and experience unlocking and true-ups    (2,290)     874      822
Amortization- All other                                                    (23,105)  (1,579)  (5,485)
Change in unrealized investment gains and (losses)                            (206)     (48)  (1,776)
                                                                          --------  -------  -------
Balance, end of year                                                      $ 48,101  $51,106  $30,265
                                                                          ========  =======  =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

8. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS


The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company amounted to $13 million, $52 million, and $4 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory surplus of the Company amounted to $260 million and $216 million at December 31, 2011 and 2010, respectively.

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company is subject to New Jersey law, which limits the amount of dividends that insurance companies can pay to stockholders without approval of the New Jersey Department of Banking and Insurance. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the greater of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, there is $26 million capacity to pay a dividend in 2012 without prior approval. The Company did not pay any dividends in 2011.

9. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

                                                                           2011     2010     2009
                                                                         --------  ------- -------
                                                                               (in thousands)
Current tax expense (benefit):
  U.S.                                                                   $   (715) $23,841 $20,362
                                                                         --------  ------- -------
Total                                                                        (715)  23,841  20,362
                                                                         --------  ------- -------
Deferred tax expense (benefit):
  U.S.                                                                    (47,893)  15,967  (1,376)
                                                                         --------  ------- -------
Total                                                                     (47,893)  15,967  (1,376)
                                                                         --------  ------- -------
Total income tax expense (benefit) on income from continuing operations   (48,608)  39,808  18,986
Other comprehensive income (loss)                                           9,689    9,279  28,567
Cumulative effect of changes in accounting policy                              --       --   2,010
                                                                         --------  ------- -------
Total income tax expense (benefit) on continuing operations              $(38,919) $49,087 $49,563
                                                                         ========  ======= =======

The Company's income (loss) from continuing operations before income taxes includes income (loss) from domestic operations of ($109.2) million, $141.5 million and $76.0 million, and no income from foreign operations for the years ended December 31, 2011, 2010 and 2009, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


The Company's actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                                           2011      2010     2009
                                                                         --------  -------  -------
                                                                               (in thousands)
Expected federal income tax expense (benefit)                            $(37,938) $45,784   24,591
Non-taxable investment income                                              (7,885)  (4,449)  (3,240)
Tax Credits                                                                (1,368)    (362)    (195)
Expiration of statute of limitations and related interest                       -        -   (2,695)
Other                                                                      (1,417)  (1,165)     525
                                                                         --------  -------  -------
Total income tax expense (benefit) on income from continuing operations  $(48,608) $39,808  $18,986
                                                                         ========  =======  =======

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                      2011      2010
                                                    --------  --------
                                                      (in thousands)
         Deferred tax assets
           Insurance reserves                       $ 47,597  $  3,398
           Investments                                 4,696        --
           Other                                         929     7,252
                                                    --------  --------
           Deferred tax assets                      $ 53,222  $ 10,650
                                                    --------  --------
         Deferred tax liabilities                   $      0
             Deferred acquisition costs             $ 46,444  $ 52,192
             Investments                            $      0     1,159
             Net Unrealized gains on securities       31,085    20,341
             Deferred Annuity Bonus                   16,835    17,887
             Deferred tax liabilities               $ 94,364  $ 91,579
                                                    --------  --------
         Net deferred tax asset (liability)         $(41,142) $(80,929)
                                                    ========  ========

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal;
(4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards;
(5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The company had no valuation allowance as of December 31, 2011, and 2010.

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred tax asset that is realizable.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


The Company's unrecognized tax benefits for the periods indicated are as follows:

                                                                                         Unrecognized    Total
                                                                           Unrecognized  tax benefits unrecognized
                                                                           tax benefits    2002 and   tax benefits
                                                                           prior to 2002   forward     all years
                                                                           ------------- ------------ ------------
                                                                                       (in thousands)
Amounts as of December 31, 2008                                               $ 3,596      $ 1,517      $ 5,113
Increases in unrecognized tax benefits taken in prior period                        -         (210)        (210)
(Decreases) in unrecognized tax benefits taken in prior period                      -            -            -
Settlements with taxing authorities                                                 -            -            -
(Decreases) in unrecognized tax benefits as a result of lapse of the
 applicable statute of limitations                                             (2,107)           -       (2,107)
                                                                              -------      -------      -------
Amounts as of December 31, 2009                                               $ 1,489      $ 1,307      $ 2,796
Increases in unrecognized tax benefits taken in prior period                        -            -            -
(Decreases) in unrecognized tax benefits taken in prior period                      -       (1,177)      (1,177)
                                                                              -------      -------      -------
Amounts as of December 31, 2010                                               $ 1,489      $   130      $ 1,619
Increases in unrecognized tax benefits taken in prior period                        -            -            -
(Decreases) in unrecognized tax benefits taken in prior period                 (1,489)         (17)      (1,506)
                                                                              -------      -------      -------
Amounts as of December 31, 2011                                               $     -      $   113      $   113
                                                                              =======      =======      =======
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2009                                       $ 1,489      $     -      $ 1,489
                                                                              =======      =======      =======
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2010                                       $ 1,489      $     -      $ 1,489
                                                                              =======      =======      =======
Unrecognized tax benefits that, if recognized, would favorably impact the
 effective rate as of December 31, 2011                                       $(1,489)     $     -      $(1,489)
                                                                              =======      =======      =======

The Company classifies all interest and penalties related to tax uncertainties as income tax expense (benefit). The amounts recognized in the financial statements for tax-related interest and penalties for the years ended
December 31, are as follows:

                                                                                          2011   2010    2009
                                                                                          ---- -------  ------
                                                                                             (in thousands)
Interest and penalties recognized in the statements of operations                          $-  $(1,100) $  400
Interest and penalties recognized in liabilities in the statements of financial position   $-  $     -  $1,100

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest that relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing authorities. The completion of review or the expiration of the Federal statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Federal statute of limitations for the 2002 tax year expired on April 30, 2009. The Federal statute of limitations for the 2003 tax year expired on July 31, 2009. The Federal statute of limitations for the 2004 through 2007 tax years will expire in June 2012, unless extended. Tax years 2008 through 2010 are still open for IRS examination. The Company does not anticipate any significant changes within the next 12 months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


During the fourth quarter of 2011, the Company's parent, Prudential Financial, reached an agreement with the IRS on the resolution of the proposed foreign tax credits disallowance. The settlement of the foreign tax credit transactions for 2004 through 2006 marked the conclusion of the IRS audits for those years. As a result, all unrecognized tax positions plus interest relating to tax years prior to 2007 were recognized in 2011.

The dividends received deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is the primary component of the non-taxable investment income shown in the table above, and, as such, is a significant component of the difference between the Company's effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2010, current year results, and was adjusted to take into account the current year's equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 and informed taxpayers that the U.S. Treasury Department and the IRS intend to address through new guidance the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On
February 13, 2012, the Obama Administration released the "General Explanations of the Administration's Revenue Proposals." One proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through guidance or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2009, 2010 or 2011 results.

In December 2006, the IRS completed all fieldwork with respect to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 tax years, the Company agreed to such adjustment. The report, with the adjustment to the DRD, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and took no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a $157 million refund was received in February 2009. The Company believed that its return position with respect to the calculation of the DRD was technically correct. Therefore, the Company filed protective refund claims on October 1, 2009 to recover the taxes associated with the agreed upon adjustment. The IRS recently issued an Industry Director Directive ("IDD") stating that the methodology for calculating the DRD set forth in Revenue Ruling 2007-54 should not be followed. The IDD also confirmed that the IRS guidance issued before Revenue Ruling 2007-54, which guidance the Company relied upon in calculating its DRD, should be used to determine the DRD. The Company's parent, Prudential Financial, has received a refund of approximately $3 million pursuant to the protective refund claims. These activities had no impact on the Company's 2009, 2010 or 2011 results.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)


For tax years 2007 through 2011, the Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management's expectation this program will shorten the time period between the filing of the Company's federal income tax returns and the IRS's completion of its examination of the returns.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1--Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions,
(ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and certain short term investments, and equity securities. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), certain short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3--Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally- developed values to the related assets or liabilities. To the extent the internally-developed valuations use significant unobservable inputs, they are classified as Level 3. As of December 31, 2011 and December 31, 2010, these over-rides on a net basis were not material.

Assets and Liabilities by Hierarchy Level - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of the dates indicated.

                                                                                As of December 31, 2011
                                                                         --------------------------------------
                                                                         Level 1   Level 2   Level 3   Total
                                                                         -------- ---------- ------- ----------
                                                                                     (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities
 and agencies                                                            $      - $   35,938 $     - $   35,938
Obligations of U.S. states and their political subdivisions                     -      2,826       -      2,826
Foreign government bonds                                                        -     23,031       -     23,031
Corporate securities                                                            -    894,266   1,755    896,021
Asset-backed securities                                                         -     53,005  18,627     71,632
Commercial mortgage-backed securities                                           -     96,006       -     96,006
Residential mortgage-backed securities                                          -     94,450       -     94,450
                                                                         -------- ---------- ------- ----------
  Sub-total                                                                     -  1,199,522  20,382  1,219,904
Other trading account assets:
Equity Securities                                                               -          -   1,569      1,569
                                                                         -------- ---------- ------- ----------
  Sub-total                                                                     -          -   1,569      1,569
Equity securities, available for sale:                                        276          -   1,144      1,420
Short-term investments                                                      1,069          -       -      1,069
Cash equivalents                                                           10,000     14,381       -     24,381
Other long-term investments                                                     -      6,670      18      6,688
Other assets                                                                    -      8,647  53,677     62,324
                                                                         -------- ---------- ------- ----------
  Sub-total excluding separate account assets                              11,345  1,229,220  76,790  1,317,355
Separate account assets (1)                                               141,133  6,110,880   5,995  6,258,008
                                                                         -------- ---------- ------- ----------
  Total assets                                                           $152,478 $7,340,100 $82,785 $7,575,363
                                                                         ======== ========== ======= ==========
Other liabilities                                                               -          -       -          -
Future policy benefits                                                          -          -  76,996     76,996
                                                                         -------- ---------- ------- ----------
  Total liabilities                                                      $      - $        - $76,996 $   76,996
                                                                         ======== ========== ======= ==========

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                                  As of December 31, 2010
                                                                         ----------------------------------------
                                                                         Level 1   Level 2    Level 3     Total
                                                                         -------- ---------- --------  ----------
                                                                                      (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities
 and agencies                                                            $      - $   36,450 $      -  $   36,450
Foreign government bonds                                                        -     22,678        -      22,678
Corporate securities                                                            -    748,645    3,636     752,281
Asset-backed securities                                                         -     37,414   16,619      54,033
Commercial mortgage-backed securities                                           -    103,101        -     103,101
Residential mortgage-backed securities                                          -     95,998        -      95,998
                                                                         -------- ---------- --------  ----------
  Sub-total                                                                     -  1,044,286   20,254   1,064,541
Equity securities, available for sale:                                        283      1,536      255       2,074
Short-term investments                                                        359      7,050        -       7,409
Cash equivalents                                                            5,000     23,383        -      28,383
Other long-term investments                                                     -          -        -           -
Other assets                                                                    -      2,792   16,996      19,788
                                                                         -------- ---------- --------  ----------
  Sub-total excluding separate account assets                               5,642  1,079,047   37,505   1,122,194
Separate account assets (1)                                               132,005  4,900,653    5,393   5,038,051
                                                                         -------- ---------- --------  ----------
  Total assets                                                           $137,647 $5,979,700 $ 42,898  $6,160,245
                                                                         ======== ========== ========  ==========
Other liabilities                                                               -        898        -         898
Future policy benefits                                                          -          -  (41,316)    (41,316)
                                                                         -------- ---------- --------  ----------
  Total liabilities                                                      $      - $      898 $(41,316) $  (40,418)
                                                                         ======== ========== ========  ==========

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account assets classified as Level 3 consist primarily of real estate and real estate investment funds. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statement of Financial Position.
    (2)Includes reclassifications to conform to current period presentation.

The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below. Information regarding separate account assets is excluded as the risk associated with these assets is primarily borne by Company's customers and policyholders.

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. To validate reasonableness, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally-developed valuation. As of December 31, 2011 and December 31, 2010, over-rides on a net basis were not material. Internally-developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally-developed valuations and non-binding broker quotes are generally included in Level 3 in the fair value hierarchy.

The fair value of private fixed maturities, which are primarily comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such unobservable inputs are not significant to the price of a security, a Level 2 classification is made. Otherwise, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value ("NAV"). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets - Trading account assets are comprised of perpetual preferred. Fair values of perpetual preferred stock based on observable market inputs are classified within Level 2. However, when prices from independent pricing services are based on non-binding broker quotes as the directly observable market inputs become unavailable, the fair value of perpetual preferred stock are classified as Level 3.

Equity Securities - Equity securities consist principally of investments in common and preferred stock of publicly traded companies, perpetual preferred stock, privately traded securities, as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. In determining the fair value of certain privately traded equity securities the discounted cash flow model may also use unobservable inputs, which reflect the Company's assumptions about the inputs market participants would use in pricing the asset. Most privately traded equity securities are

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

classified within Level 3. The fair values of common stock mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services. These prices are then validated for reasonableness against recently traded market prices. Accordingly, these securities are generally classified within Level 2 in the fair value hierarchy. Fair values of perpetual preferred stock based on observable market inputs are classified within Level 2. However, when prices from independent pricing services are based on non-binding broker quotes as the directly observable market inputs become unavailable, the fair value of perpetual preferred stock are classified as Level 3.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk, liquidity and other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position.

The majority of the Company's derivative positions are traded in the over-the-counter (OTC) derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, are determined using discounted cash flow models. These models' key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk and volatility.

To reflect the market's perception of its own and the counterparty's non-performance risk, the Company incorporates additional spreads over London Interbank Offered Rate ("LIBOR") into the discount rate used in determining the fair value of OTC derivative assets and liabilities which are uncollateralized. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. Most OTC derivative contract inputs have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company's policy is to use mid-market pricing in determining its best estimate of fair value.

Derivatives classified as Level 3 may include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first to default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values. As of December 31, 2011, and December 31, 2010, there were derivatives with the fair value of $18 thousand and $0 classified within Level 3, and all other derivatives were classified within Level 2. See Note 11 for more details on the fair value of derivative instruments by primary underlying.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Cash Equivalents and Short-Term Investments - Cash equivalents and short-term investments include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on market observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets - Other assets carried at fair value include reinsurance recoverables related to the reinsurance of our living benefit guarantees on certain of our variable annuities. These guarantees are described further below in "Future Policy Benefits." Also included in other assets are certain universal life products that contain a no-lapse guarantee provision. The reinsurance agreements covering these guarantees are derivatives and are accounted for in the same manner as an embedded derivative.

Future Policy Benefits - The liability for future policy benefits includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB, GMWB, and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or asset balance, given changing capital market conditions and various policyholder behavior assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The Company is also required to incorporate the market-perceived risk of its own non-performance ("NPR") in the valuation of the embedded derivatives associated with its optional living benefit features and no-lapse feature on certain universal life products. Since insurance liabilities are senior to debt, the Company believes that reflecting the financial strength ratings of the Company in the valuation of the liability or contra-liability appropriately takes into consideration its NPR. To reflect NPR, the Company incorporates an additional credit spread over LIBOR rates into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. The additional credit spread over LIBOR rates is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. The additional credit spread over LIBOR rates incorporated into the discount rate as of December 31, 2011 generally ranged from 125 to 250 basis points for the portion of the interest rate curve most relevant to these liabilities. This additional spread is applied at an individual contract level and only to those individual living benefit contracts in a liability position and not to those in a contra-liability position.

Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Since many of the assumptions utilized in the valuation of the embedded derivatives associated with the Company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

As of December 31, 2011, the fair value of the embedded derivatives associated with the optional living benefit features of before the NPR adjustment was a net liability of $344 million. This net liability was comprised of $360 million of individual living benefit contracts in a liability position net of $15 million of individual living benefit contracts in a contra-liability position. At December 31, 2011, NPR resulted in a $267 million cumulative decrease to the embedded derivative liability, reflecting the additional credit spread over LIBOR the Company incorporated into the discount rate used in the valuations of those embedded derivatives in a liability position. Significant declines in risk-free interest rates and the impact of account value performance in 2011 drove an increase in the embedded derivative liability associated with the optional living benefit features of the Company's variable annuity products as of December 31, 2011. These factors, as well as widening of the spreads used in valuing NPR, also drove offsetting increases in the NPR adjustment. As a result, the increase in these embedded derivative liabilities are largely offset by corresponding increases in the reinsurance recoverable associated with the affiliated reinsurance.

Transfers between Levels 1 and 2 - During the twelve months ended December 31, 2011, there were no material transfers between Level 1 and Level 2.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2011, as well as the portion of gains or losses included in income for the year ended December 31, 2011 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2011.

                                                                        Year Ended December 31, 2011
                                                      ----------------------------------------------------------------
                                                                                       Fixed
                                                                                     Maturities
                                                                           Fixed     Available
                                                           Fixed        Maturities   For Sale -
                                                         Maturities    Available For Commercial    Equity
                                                       Available For   Sale - Asset- Mortgage-   Securities,
                                                      Sale - Corporate    Backed       Backed   Available for  Other
                                                         Securities     Securities   Securities     Sale       Assets
                                                      ---------------- ------------- ---------- ------------- --------
                                                                               (in thousands)
Fair value, beginning of period                           $ 3,636         $16,619     $    --      $   255    $ 16,996
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                    2              --          --         (516)    (25,919)
     Asset management fees and other income                    --              --          --           --          --
     Interest credited to policyholder account
      balances                                                 --              --          --           --          --
    Included in other comprehensive income
     (loss)                                                   (96)           (121)          0          398         (13)
  Net investment income                                        59             256          (0)          --          --
  Purchases                                                 1,300          11,089       5,019        1,000      68,593
  Sales                                                       (99)             --          --           --          --
  Issuances                                                    73              --          --           --          --
  Settlements                                                (148)         (5,251)         --           --          (1)
  Foreign currency translation                                 --              --          --           --          --
  Transfers into Level 3 (2)                                  900              --          --        1,536          --
  Transfers out of Level 3 (2)                             (3,872)         (3,965)     (5,019)          --      (5,979)
  Other (4)                                                    --              --          --       (1,529)         --
                                                          -------         -------     -------      -------    --------
Fair value, end of period                                 $ 1,755         $18,627     $    --      $ 1,144    $ 53,677
                                                          =======         =======     =======      =======    ========
Unrealized gains (losses) for the period relating
 to those
  Level 3 assets that were still held at the end of
   the period (3):
    Included in earnings:
     Realized investment gains (losses), net              $    --         $    --     $    --      $  (454)   $ 18,797
     Asset management fees and other income               $    --         $    --     $    --      $    --    $     --
     Interest credited to policyholder account
      balances                                            $    --         $    --     $    --      $    --    $     --
    Included in other comprehensive income
     (loss)                                               $   (96)        $  (109)    $     0      $   359    $     --

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                         Year Ended December 31, 2011
                                                             -----------------------------------------------------
                                                                                                   Other Trading
                                                              Separate                Other Long- Account Assets -
                                                              Account   Future Policy    Term          Equity
                                                             Assets (1)   Benefits    Investments    Securities
                                                             ---------- ------------- ----------- ----------------
                                                                                (in thousands)
Fair value, beginning of period                                $5,393     $ 41,316        $ 0          $    -
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                        -      (94,684)        18               -
     Asset management fees and other income                         -            -          -              40
     Interest credited to policyholder account balances           602            -          -               -
    Included in other comprehensive income                          -            -          -               -
  Net investment income                                             -            -          -               -
  Purchases                                                         -      (23,628)         -               -
  Sales                                                             -            -          -               -
  Issuances                                                         -            -          -               -
  Settlements                                                       -            -          -               -
  Foreign currency translation                                      -            -          -               -
  Transfers into Level 3 (2)                                        -            -          -               -
  Transfers out of Level 3 (2)                                      -            -          -               -
  Other (4)                                                         -            -          -           1,529
                                                             ---------- ------------- ----------- ----------------
Fair value, end of period                                      $5,995     $(76,996)       $18          $1,569
                                                             ========== ============= =========== ================
Unrealized gains (losses) for the period relating to those
  Level 3 assets that were still held at the end of the
   period (3):
    Included in earnings:
     Realized investment gains (losses), net                   $    -     $(94,098)       $ -          $    -
     Asset management fees and other income                    $    -     $      -        $ -          $    -
     Interest credited to policyholder account balances        $  602     $      -        $ -          $    -
    Included in other comprehensive income                     $    -     $      -        $ -          $    -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statements of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
    (4)Other primarily represents reclasses of certain assets between reporting categories.

Transfers - As a part of an ongoing monitoring assessment of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy the Company may reassign level classification from time to time. As a result of such a review, in the first quarter of 2011, it was determined that the pricing inputs for perpetual preferred stocks provided by third party pricing services were primarily based on non-binding broker quotes which could not always be verified against directly observable market information. Consequently, perpetual preferred stocks were transferred into Level 3 within the fair value hierarchy. This represents the majority of the

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

transfers into Level 3 for Equity Securities Available-for-Sale. Other transfers into Level 3 were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized. Transfers out of Level 3 were primarily due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2010, as well as the portion of gains or losses included in income for the year ended December 31, 2010 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010.

                                                                        Year Ended December 31, 2010
                                                            ----------------------------------------------------
                                                                                 Fixed
                                                                 Fixed        Maturities
                                                               Maturities    Available For    Equity
                                                             Available For   Sale - Asset-  Securities,
                                                            Sale - Corporate    Backed     Available for  Other
                                                               Securities     Securities       Sale       Assets
                                                            ---------------- ------------- ------------- -------
                                                                               (in thousands)
Fair value, beginning of period                                  $2,398        $ 25,259        $ 576     $16,039
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                          8            (139)           -        (443)
     Asset management fees and other income                           -               -            -           -
    Included in other comprehensive income (loss)                   514          (1,258)        (374)        263
  Net investment income                                              34             164            -           -
  Purchases, sales, issuances, and settlements                     (149)          9,049           53       1,137
  Foreign currency translation                                        -               -            -           -
  Transfers into Level 3 (2)                                        957               -            -           -
  Transfers out of Level 3 (2)                                     (127)        (16,456)           -           -
                                                                 ------        --------        -----     -------
Fair value, end of period                                        $3,636        $ 16,619        $ 255     $16,996
                                                                 ======        ========        =====     =======
Unrealized gains (losses) for the period relating to those
  Level 3 assets that were still held at the end of the
   period (3):
    Included in earnings:
     Realized investment gains (losses), net                     $   10        $    (41)       $   -     $  (303)
     Asset management fees and other income                      $    -        $      -        $   -     $     -
    Included in other comprehensive income (loss)                $  514        $ (1,258)       $(374)    $   263

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                          Year Ended December 31, 2010
                                                                      -----------------------------------
                                                                       Separate
                                                                       Account   Future Policy    Other
                                                                      Assets (1)   Benefits    Liabilities
                                                                      ---------- ------------- -----------
                                                                                 (in thousands)
Fair value, beginning of period                                         $5,104      $ 2,412       $(67)
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                                 -       47,655         67
     Asset management fees and other income                                  -            -          -
     Interest credited to policyholder account balances                    289            -          -
    Included in other comprehensive income                                   -            -          -
  Net investment income                                                      -            -          -
  Purchases, sales, issuances, and settlements                               -       (8,751)         -
  Foreign currency translation                                               -            -          -
  Transfers into Level 3 (2)                                                 -            -          -
  Transfers out of Level 3 (2)                                               -            -          -
                                                                        ------      -------       ----
Fair value, end of period                                               $5,393      $41,316       $  -
                                                                        ======      =======       ====
Unrealized gains (losses) for the period relating to those
  Level 3 assets that were still held at the end of the period (3):
    Included in earnings:
     Realized investment gains (losses), net                            $    -      $ 8,290       $ 70
     Asset management fees and other income                             $    -      $     -       $  -
     Interest credited to policyholder account balances                 $  289      $     -       $  -
    Included in other comprehensive income                              $    -      $     -       $  -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Consolidated Statement of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - As part of an ongoing assessment of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy the Company may reassign level classification from time to time. As a result of such a review, it was determined that the pricing inputs for perpetual preferred stocks provided by third party pricing services were primarily based on non-binding broker quotes which could not always be verified against directly observable market information. Consequently, perpetual preferred stocks were transferred into Level 3 within the fair value hierarchy. Other transfers into Level 3 were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized. Transfers out of Level 3 were primarily due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Transfers between Levels 1 and 2 - During the year ended December 31, 2011, there were no material transfers between Level 1 and Level 2.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2009, as well as the portion of gains or losses included in income for the year ended December 31, 2009 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2009.

                                                                        Year Ended December 31, 2009
                                                          --------------------------------------------------------
                                                                               Fixed
                                                               Fixed        Maturities
                                                             Maturities    Available For    Equity
                                                           Available For   Sale - Asset-  Securities,
                                                          Sale - Corporate    Backed     Available for
                                                             Securities     Securities       Sale      Other Assets
                                                          ---------------- ------------- ------------- ------------
                                                                               (in thousands)
Fair value, beginning of period                                $  266         $ 5,732        $121        $ 58,880
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                     (506)         (1,634)          -         (44,396)
     Asset management fees and other income                         -               -           -               -
    Included in other comprehensive income (loss)                 449           9,708         455             590
  Net investment income                                            (1)            121           -               -
  Purchases, sales, issuances, and settlements                   (169)         (1,780)          -             965
  Foreign currency translation                                      -               -           -               -
  Transfers into Level 3 (2)                                    2,413          13,858           -               -
  Transfers out of Level 3 (2)                                    (54)           (746)          -               -
                                                               ------         -------        ----        --------
Fair value, end of period                                      $2,398         $25,259        $576        $ 16,039
                                                               ======         =======        ====        ========
Unrealized gains (losses) for the period relating to
 those
  Level 3 assets that were still held at the end of the
   period (3):
    Included in earnings:
     Realized investment gains (losses), net                   $ (506)        $(1,383)       $  -        $(43,833)
     Asset management fees and other income                    $    -         $     -        $  -        $      -
     Interest credited to policyholder account
      balances                                                 $    -         $     -        $  -        $      -
    Included in other comprehensive income (loss)              $  447         $ 9,605        $455        $    590

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


                                                                                 Year Ended December 31, 2009
                                                                      --------------------------------------------------
                                                                      Separate Account  Future Policy
                                                                         Assets (1)       Benefits     Other Liabilities
                                                                      ----------------  -------------  -----------------
                                                                                        (in thousands)
Fair value, beginning of period                                                $ 6,494       $(63,903)            (4,272)
  Total gains (losses) (realized/unrealized):
    Included in earnings:
     Realized investment gains (losses), net                                         -         69,126              4,205
     Interest credited to policyholder account balances                         (1,335)             -                  -
    Included in other comprehensive income (loss)                                    -              -                  -
  Net investment income                                                              -              -                  -
  Purchases, sales, issuances, and settlements                                      38         (2,811)                 -
  Foreign currency translation                                                       -              -                  -
  Transfers into Level 3 (2)                                                         -              -                  -
  Transfers out of Level 3 (2)                                                     (93)             -                  -
                                                                      ----------------  -------------  -----------------
Fair value, end of period                                                      $ 5,104       $  2,412                (67)
                                                                      ================  =============  =================
Unrealized gains (losses) for the period relating to those
  Level 3 assets that were still held at the end of the period (3):
    Included in earnings:
     Realized investment gains (losses), net                                   $     -       $ 68,705            $ 4,208
     Asset management fees and other income                                    $     -       $      -            $     -
     Interest credited to policyholder account balances                        $(1,335)      $      -            $     -
    Included in other comprehensive income (loss)                              $     -       $      -            $     -

    (1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
    (2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
    (3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Transfers out of Level 3 for Fixed Maturities Available for Sale - Asset-Backed Securities totaled $4.0 million for the year ended December 31, 2011 resulting from the Company's conclusion that the market for asset-backed securities collateralized by sub-prime mortgages became increasingly active, as evidenced by orderly transactions. The pricing received from independent pricing services could be validated by the Company, as discussed in detail above. There were no transfers into Level 3.

Fair Value of Financial Instruments - The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available-for-sale, trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, securities sold under agreements to repurchase, and cash collateral for loaned securities, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 11 for a discussion of derivative instruments.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)


The following table discloses the Company's financial instruments where the carrying amounts and fair values differ:

                                                            December 31, 2011        December 31, 2010
                                                         ------------------------ ------------------------
                                                                          Fair                     Fair
                                                         Carrying Amount  value   Carrying Amount  value
                                                         --------------- -------- --------------- --------
                                                                          (in thousands)
Assets:
  Commercial mortgage and other loans                       $230,201     $247,865    $182,437     $192,102
  Policy loans                                               177,162      235,706     175,514      211,513
Liabilities:
  Policyholder account balances - investment contracts       113,938      113,010     102,593      101,551
  Short-term and long-term debt to affiliates                 70,000       70,293           -            -

The fair values presented above for those financial instruments where the carrying amounts and fair values may differ have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.

Commercial mortgage and other loans
   The fair value of commercial mortgage and other loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for appropriate credit spread for similar quality loans. The quality ratings for these loans, a primary determinant of the credit spread and a significant component of the pricing input, are based on internally developed methodology. The internally derived credit spreads take into account public corporate bond spreads of similar quality and maturity, public commercial mortgage-backed securities spreads, third-party mortgage loan survey spreads and other relevant market information such as pricing indications from market participants on new originations, and where applicable adjustments for property types and locations.

Policy Loans
The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances
Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates that are representative of the Company's claims paying ratings, and hence reflect the Company's own nonperformance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

Short-term and long-term debt to affiliates
The fair value of short-term and long-term debt is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. These fair values consider the Company's own non-performance risk. Discounted cash flow models predominately use

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For commercial paper issuances and other debt with a maturity of less than 90 days, the carrying value approximates fair value.

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest Rate Contracts
Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Equity Contracts
Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range. These hedges do not qualify for hedge accounting.

Foreign Exchange Contracts
Currency derivatives, including currency swaps and forwards, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit Contracts
Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. See credit derivatives written section for discussion of guarantees related to credit derivatives written. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Embedded Derivatives
The Company sells variable annuity contracts that include certain optional living benefit features that are treated, for accounting purposes, as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value. Mark-to-market changes in the fair value of the underlying contractual guarantees are determined using valuation models as described in Note 7, and are recorded in "Realized investment gains (losses), net."

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available-for-sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

The fair value of the embedded derivatives included in Future policy benefits was a liability of $77 million and a contra-liability of $41 million as of December 31, 2011 and December 31, 2010, respectively. The fair value of the embedded derivatives related to the reinsurance of certain of these benefits to Pruco Re included in "Reinsurance Recoverable" was an asset of $54 million as of December 31, 2011 and an asset of $11 million as of December 31, 2010.

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                  December 31, 2011            December 31, 2010
                             ---------------------------  ---------------------------
                             Notional     Fair Value      Notional     Fair Value
                             -------- ------------------  -------- ------------------
Primary Underlying            Amount  Assets Liabilities   Amount  Assets Liabilities
------------------           -------- ------ -----------  -------- ------ -----------
                                                  (in thousands)
Qualifying Hedges
Currency/Interest Rate       $ 14,972 $  221     $  (846)  $11,018 $    -     $(1,104)
                             -------- ------ -----------  -------- ------ -----------
  Total Qualifying Hedges    $ 14,972 $  221     $  (846)  $11,018 $    -     $(1,104)
                             ======== ====== ===========  ======== ====== ===========
  Non-Qualifying Hedges
Interest Rate                $ 57,200 $8,442     $     -   $47,000 $1,737     $(1,006)
Credit                         17,000    118        (339)    8,900  1,206        (878)
Currency/Interest Rate         16,615      -        (909)    9,115      -        (853)
Equity                              -      -           -         -      -           -
                             -------- ------ -----------  -------- ------ -----------
Total Non-Qualifying Hedges    90,815  8,560      (1,248)   65,015  2,943      (2,737)
                             ======== ====== ===========  ======== ====== ===========
Total Derivatives (1)        $105,787 $8,781     $(2,094)  $76,033 $2,943     $(3,841)
                             ======== ====== ===========  ======== ====== ===========

    (1)Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives was a liability of $80 million as of December 31, 2011 and a conta-liability of $38 million as of December 31, 2010 included in "Future policy benefits" and "Fixed maturities available for sale."

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Cash Flow Hedges
The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                                   Year Ended December 31,
                                                 ---------------------------
                                                    2011      2010     2009
                                                 ---------  -------  -------
                                                        (in thousands)
  Qualifying Hedges
  Cash flow hedges
  Currency/Interest Rate
    Net investment income                        $     (41) $    45  $     3
    Other income                                         2        2      (12)
    Accumulated Other Comprehensive Income (1)         471     (426)    (711)
                                                 ---------  -------  -------
    Total cash flow hedges                       $     432  $  (379) $  (720)
                                                 ---------  -------  -------
  Non-qualifying hedges
  Realized investment gains (losses)
    Interest Rate                                $   9,402  $ 6,717  $(6,086)
    Currency/Interest Rate                            (181)     617     (880)
    Credit                                              68     (762)   2,763
    Equity                                               -        -        -
    Embedded Derivatives                          (121,599)  47,806   26,471
                                                 ---------  -------  -------
    Total non-qualifying hedges                  $(112,310) $54,378  $22,268
                                                 ---------  -------  -------
    Total Derivative Impact                      $(111,878) $53,999  $21,548
                                                 =========  =======  =======

    (1)Amounts deferred in "Accumulated other comprehensive income (loss)."

For the period ending December 31, 2011, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                              (in thousands)
    Balance, December 31, 2010                                   $(1,100)
    Net deferred gains on cash flow hedges from January 1 to
     December 31, 2011                                            (7,152)
    Amount reclassified into current period earnings               7,622
                                                                 -------
    Balance, December 31, 2011                                   $  (630)
                                                                 =======

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


As of December 31, 2011, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 15 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Statements of Equity.

Credit Derivatives Written
The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $7 million at December 31, 2011 and December 31, 2010. The fair value of the embedded derivatives included in Fixed maturities, available for sale was a liability of $3 million at December 31, 2011 and December 31, 2010.

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $10 million and $0 million notional of credit default swap ("CDS") selling protection with an associated fair value of approximately less than $1 million, at December 31, 2011 and December 31, 2010, respectively, These credit derivatives generally have maturities of five to ten years and consist of corporate securities within the finance industry. At December 31, 2011, the underlying credits have an NAIC designation rating of 1.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of December 31, 2011 and December 31, 2010, the Company had $7 million and $9 million of outstanding notional amounts, respectively, reported at fair value as a liability of $0.2 million and an asset of $0.3 million, respectively.

Credit Risk
The Company is exposed to credit-related losses in the event of non-performance by our counterparty to financial derivative transactions. Generally, the credit exposure of the Company's over-the-counter (OTC) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company has credit risk exposure to an affiliate, Prudential Global Funding, LLC related to its over-the-counter derivative transactions. Prudential Global Funding, LLC manages credit risk with external counterparties by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)


Under fair value measurements, the Company incorporates the market's perceptions of its own and the counterparty's non-performance risk in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company's own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company's counterparty's credit spread is applied to OTC derivative net asset positions.

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments
The Company has made commitments to fund $6 million of commercial loans as of December 31, 2011. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $20 million as of December 31, 2011.

Contingent Liabilities
On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the costs of such remediation, administrative costs and regulatory fines.

The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. For additional discussion of these matters, see "Litigation and Regulatory Matters" below.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters
The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings specific to the Company and proceedings generally applicable to business practices in the industry in which it operates. The Company is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. The Company is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, the Company, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)

which such regulators have determined to focus. In some of the Company's pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain. The following is a summary of certain pending proceedings.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs.

In January 2012, a Global Resolution Agreement entered into by the Company and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by the Company to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires the Company to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and
(3) changes in the Company's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

The Company is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Insurance ("NYDOI") has requested that 172 life insurers (including the Company) provide data to the NYDOI regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified the Company that it intends to conduct an audit of the Company's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding the Company's use of the SSMDF and its claim handling procedures and the Company is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding the Company's unclaimed property procedures.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)


In July 2010, the Company, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, the Company received a similar request for information from the State of Connecticut Attorney General's Office. The Company is cooperating with these investigations. The Company has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Expense Charges and Allocations
Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business production processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $0.1 million for the twelve months ended December 31, of 2011, 2010 and 2009. The expense charged to the Company for the deferred compensation program was less than $0.6 million, $0.5 million and $0.3 million for the twelve months ended December 31, of 2011, 2010 and 2009 respectively.

The Company is charged for its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

into consideration age, service and earnings during career. The Company's share of net expense for the pension plans was $1.5 million and $1.3 million in 2011 and 2010, respectively.

Prudential Insurance sponsors voluntary savings plans for its employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was $0.7 million, $0.7 million and $0.5 million in 2011, 2010 and 2009, respectively.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Corporate Owned Life Insurance
The Company has sold two Corporate Owned Life Insurance, or "COLI", policies to Prudential Insurance and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI contracts was $1.1 billion and at December 31, 2011 and $1.0 billion at December 31, 2010, respectively. Fees related to these COLI policies were $16 million, $25 million and $23 million for the years ending December 31, 2011, 2010 and 2009, respectively.

Reinsurance with Affiliates

Pruco Life
Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. Reinsurance recoverables related to this agreement were $7 million and $5 million as of December 31, 2011 and December 31, 2010, respectively. Fees ceded to Pruco Life were $8 million, $10 million, and $6 million for the years ended December 31, 2011, 2010, and 2009, respectively. Benefits ceded were $2 million, $1 million and $2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

PARCC
The Company reinsures 90% of the risks under its term life insurance policies, written prior to January 1, 2010, excluding My Term and ROP Term life insurance, through an automatic coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $403 million and $360 million as of December 31, 2011 and December 31, 2010, respectively. Premiums ceded to PARCC in 2011, 2010 and 2009 were $125 million, $134 million and $140 million, respectively. Benefits ceded in 2011, 2010 and 2009 were $52 million, $53 million and $53 million, respectively. Reinsurance expense allowances, net of capitalization and amortization were $26 million, $29 million and $31 million for the years ended December 31, 2011, 2010 and 2009, respectively.

PAR TERM
The Company reinsures 95% of the risks under its term life insurance policies issued on or after January 1, 2010, excluding My Term, through an automatic coinsurance agreement with PAR TERM. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $28 million and $10 million as of December 31, 2011 and December 31, 2010, respectively. Premiums ceded to PAR TERM in 2011 and 2010 were $24 million and $11 million, respectively. Benefits ceded to PAR TERM in 2011 and 2010 were $4 million and less than $1 million, respectively. Reinsurance expense allowances, net of capitalization and amortization were $4 million and $2 million for the years ended December 31, 2011 and 2010, respectively.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


Prudential Insurance
The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. The reinsurance recoverables related to this agreement were $30 million and $31 million as of December 31, 2011 and December 31, 2010, respectively. Premiums and fees ceded to Prudential Insurance in 2011, 2010 and 2009 were $41 million, $58 million and $33 million respectively. Benefits ceded to Prudential in 2011, 2010 and 2009 were $42 million, $40 million and $29 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Reinsurance
The Company uses reinsurance as part of its risk management and capital management strategies for certain of its optional living benefit features.

The following table provides information relating to fees ceded to Pruco Reinsurance ("Pruco Re") under these agreements which are included in "Realized investment (losses) gains, net" on the Statement of Operations and Comprehensive Income for the dates indicated.

                                                                          Year Ended
                                                            --------------------------------------
                                                            December 31, December 31, December 31,
                                                                2011         2010         2009
                                                            ------------ ------------ ------------
                                                                        (in thousands)
Pruco Reinsurance
  Effective October 1, 2011
    Highest Daily Lifetime Income ("HDI")                       9,369            -            -
    Spousal Highest Daily Lifetime Income ("SHDI")              2,973            -            -
    Highest Daily Lifetime 6 Plus ("HD6 Plus")                 40,887            -            -
    Spousal Highest Daily Lifetime 6 Plus ("SHD6 Plus")        14,490            -            -
  Effective Since 2006
    Spousal Lifetime Five ("SLT5")                            $   173       $  167       $  149
  Effective Since 2005
    Lifetime Five ("LT5")                                       1,244        1,195        1,080
                                                              -------       ------       ------
Total Pruco Reinsurance                                       $69,136       $1,362       $1,229
                                                              -------       ------       ------

Effective October 1, 2011 the Company ceded the HDI, SHDI, HD6+ and SHD6+ benefits to Pruco Re, as noted in the table above. The Company paid an initial premium of $62.3 million and established a reinsurance recoverable of $30.7 million resulting in an initial ceding loss of $31.6 million, recognized in "realized gains (losses)" in 2011.

The Company's reinsurance recoverables related to the above product reinsurance agreements were $54 million and $11 million as of December 31, 2011, and December 31, 2010, respectively. Realized gains (losses) were ($27) million, ($0.4) million and ($44) million for the years ended December 31, 2011, 2010 and 2009, respectively. Change in realized gains (losses) for 2011 includes the loss of reinsurance ceded in 2011 as noted above as well as changes in market conditions. Changes in realized gains (losses) for the 2010 and 2009 periods were primarily due to changes in market conditions in the period. The underlying assets as of December 31, 2011, and December 31, 2010 are reflected in "Reinsurance recoverables" in the Company's Statement of Financial Position.

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)


Deferred Policy Acquisition Costs Ceded to Term Reinsurance Affiliates
In 2009 when implementing a revision to the reinsurance treaties with PARCC and PAR TERM modifications were made affecting premiums. The related impact on the deferral of ceded reinsurance expense allowances did not reflect this change resulting in the understatement of deferred reinsurance expense allowances. During second quarter 2011, the Company recorded the correction, charging $1 million to net DAC amortization which represented the cumulative impact of this change. These adjustments are not material to any previously reported quarterly or annual financial statements.

Affiliated Asset Administration Fee Income
Effective April 15, 2009, the Company amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $12.3 million, $3.7 million, and $1.1 million for the years ended December 31, 2011, 2010, and 2009 respectively. These revenues are recorded as "Asset administration fees" in the Statements of Operations and Comprehensive Income (Loss).

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in The Prudential Series Fund ("PSF"). Income received from Prudential Investments LLC, related to this agreement was $6.0 million, $5.7 million, and $5.0 million for the years ended December 31, 2011, 2010, and 2009 respectively. These revenues are recorded as "Asset administration fees" in the Statements of Operations and Comprehensive Income
(Loss).

Affiliated Asset Transfers
The Company buys and sells assets to and from affiliated companies.

In December 2010, the Company amended certain of its affiliated reinsurance treaties to change the settlement mode from monthly to annual. As a result of these treaty amendments, we were required to pay Prudential Insurance the premium difference that resulted. Settlement of the premium difference was made by transfer of securities that had an amortized cost of $19 million and a fair market value of $20 million. The difference between amortized cost and fair market value was accounted for as an increase of $1 million to additional paid-in capital, net of taxes in 2010.

In December 2011, the Company purchased commercial loan securities from its parent company, Pruco Life. These securities had an amortized cost of $10 million and a fair market value of $11 million. The difference between amortized cost and fair market value of these transfers was accounted for as a decrease of $1 million to additional paid-in capital, net of taxes in 2011.

In December 2011, the Company sold fixed maturity securities to its parent company, Pruco Life. These securities had an amortized cost of $13 million and a fair market value of $14 million. The difference between amortized cost and fair market of these transfers was accounted for as an increase of $1 million to additional paid-in capital, net of taxes in 2011.

Debt Agreements
The Company and its parent, Pruco Life, have an agreement with an affiliate, Prudential Funding, LLC, which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are

Pruco Life Insurance Company of New Jersey

Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

limited to $200 million. The Company had $15 million in Pru Funding short term debt and $11 million in PFI short term debt as of December 31, 2011, and no short-term debt outstanding as of December 31, 2010.

On December 16, 2011 the Company entered into a series of four $11 million borrowings with Prudential Financial, totaling $44 million. The loans have fixed interest rates ranging from 2.65% to 3.61% and maturity dates staggered one year apart, from December 16, 2013 to December 16, 2016. The total related interest expense was $0.06 million for the year ended December 31, 2011.

Contributed Capital
In June 2011, the Company received a capital contribution from Pruco Life in the amount of $21 million to fund acquisition costs for sales of variable annuities.

In December 2011, the Company received a capital contribution from Pruco Life in the amount of $17 million to fund acquisition costs for sales of variable annuities.

Derivative Trades
In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with external counterparties.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2011 and 2010 are summarized in the table below:

                                                               Three Months Ended
                                                   ------------------------------------------
                                                   March 31  June 30  September 30 December 31
                                                   -------- --------  ------------ -----------
                                                                 (in thousands)
2011
Total revenues                                     $80,087  $ 60,305   $ (51,055)    $31,823
Total benefits and expenses                         39,265    46,653     111,568      32,069
Income (loss) from operations before income taxes   40,822    13,652    (162,623)       (246)
Net income (loss)                                  $28,566  $ 10,231   $(101,424)    $ 2,840
                                                   =======  ========   =========     =======
2010
Total revenues                                     $53,557  $ 39,034   $  51,823     $73,988
Total benefits and expenses                         30,872    55,748       5,524      (4,558)
Income (loss) from operations before income taxes   22,685   (16,714)     46,299      78,546
Net income (loss)                                  $16,907  $(11,703)  $  34,649     $51,155
                                                   =======  ========   =========     =======

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey:

In our opinion, the accompanying statements of financial position and the related statements of operations and comprehensive income, of equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly owned subsidiary of The Prudential Insurance Company of America) at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company changed its method of determining and recording other-than-temporary impairment for debt securities on January 1, 2009, the manner in which it accounts for the costs associated with acquiring or renewing insurance contracts and the presentation of comprehensive income.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 9, 2012, except for the effects of the adoption of the new accounting guidance for the costs to acquire or renew insurance contracts, and the adoption of the accounting standard related to the presentation of comprehensive income discussed in Note 2, as to which the date is November 28, 2012.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
              Unaudited Interim Consolidated Financial Statements

                   September 30, 2012 and December 31, 2011

                               TABLE OF CONTENTS

                                                                                                                          Page
                                                                                                                         Number
                                                                                                                         ------

PART I - FINANCIAL INFORMATION

Item 1.. Financial Statements:..........................................................................................   4

         Unaudited Interim Statements of Financial Position As of September 30, 2012 and December 31, 2011..............   4

         Unaudited Interim Statements of Operations and Comprehensive Income (Loss) For the three and nine months ended
           September 30, 2012 and 2011..................................................................................   5

         Unaudited Interim Statements of Equity For the nine months ended September 30, 2012 and 2011...................   6

         Unaudited Interim Statements of Cash Flows For the nine months ended September 30, 2012 and 2011...............   7

         Notes to Unaudited Interim Financial Statements................................................................   9

                        PART I - FINANCIAL INFORMATION

ITEM 1. Financial Statements

                  Pruco Life Insurance Company of New Jersey

              Unaudited Interim Statements of Financial Position
  As of September 30, 2012 and December 31, 2011 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                                                       September 30, December 31,
                                                                                                           2012          2011
                                                                                                       ------------- ------------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost: 2012-$1,000,498; 2011-$1,132,908).  $ 1,095,344   $1,219,904
Equity securities available for sale, at fair value (cost: 2012-$1,362; 2011-$1,521)..................        1,383        1,420
Trading account assets, at fair value.................................................................        1,391        1,569
Policy loans..........................................................................................      171,661      177,162
Short-term investments................................................................................        3,005        1,069
Commercial mortgage and other loans...................................................................      227,924      230,202
Other long-term investments...........................................................................       37,184       29,073
                                                                                                        -----------   ----------
   Total investments..................................................................................    1,537,892    1,660,399
Cash and cash equivalents.............................................................................       32,293       26,723
Deferred policy acquisition costs.....................................................................      291,972      262,895
Accrued investment income.............................................................................       14,856       17,275
Reinsurance recoverables..............................................................................      834,470      522,762
Receivables from parents and affiliates...............................................................       29,170       23,148
Deferred sales inducements............................................................................       66,872       48,102
Other assets..........................................................................................        9,067        8,830
Separate account assets...............................................................................    8,041,072    6,258,008
                                                                                                        -----------   ----------
       TOTAL ASSETS...................................................................................  $10,857,664   $8,828,142
                                                                                                        ===========   ==========

LIABILITIES AND EQUITY
LIABILITIES
Policyholders' account balances.......................................................................  $ 1,174,269   $1,133,080
Future policy benefits and other policyholder liabilities.............................................      820,256      691,967
Cash collateral for loaned securities.................................................................        4,156       17,012
Securities sold under agreements to repurchase........................................................            0        3,216
Income taxes..........................................................................................        7,184       23,178
Short-term debt to affiliates.........................................................................       27,010       26,000
Long-term debt to affiliates..........................................................................       44,000       44,000
Payables to parent and affiliates.....................................................................        6,885        2,267
Other liabilities.....................................................................................      102,846       67,081
Separate account liabilities..........................................................................    8,041,072    6,258,008
                                                                                                        -----------   ----------
       TOTAL LIABILITIES..............................................................................   10,227,678    8,265,809
                                                                                                        -----------   ----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 6)

EQUITY
Common stock, ($5 par value; 400,000 shares, authorized, issued and outstanding)......................        2,000        2,000
Additional paid-in capital............................................................................      211,049      207,928
Retained earnings.....................................................................................      371,515      305,281
Accumulated other comprehensive income................................................................       45,422       47,124
                                                                                                        -----------   ----------
       TOTAL EQUITY...................................................................................      629,986      562,333
                                                                                                        -----------   ----------
       TOTAL LIABILITIES AND EQUITY...................................................................  $10,857,664   $8,828,142
                                                                                                        ===========   ==========

              See Notes to Unaudited Interim Financial Statements

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

  Unaudited Interim Statements of Operations and Comprehensive Income (Loss)
    Three and Nine Months Ended September 30, 2012 and 2011 (in thousands)

                                                                                Three Months Ended   Nine Months Ended
                                                                                  September 30,        September 30,
                                                                                 2012       2011      2012       2011
                                                                               --------  ---------  --------  ---------
REVENUES
Premiums...................................................................... $  3,330  $   3,674  $ 10,081  $  10,610
Policy charges and fee income.................................................   34,112     23,385   106,077     84,387
Net investment income.........................................................   22,623     19,189    62,144     57,235
Asset administration fees.....................................................    7,754      5,663    21,250     15,750
Other income..................................................................    1,970        901     3,562      2,517
Realized investment gains (losses), net:
 Other-than-temporary impairments on fixed maturity securities................   (3,236)    (2,501)   (3,852)    (5,145)
 Other-than-temporary impairments on fixed maturity securities transferred to.
 Other comprehensive income...................................................    2,276      2,337     2,382      4,933
 Other realized investment gains, net.........................................      797   (103,703)    7,045    (80,951)
                                                                               --------  ---------  --------  ---------
        Total realized investment gains, net..................................     (163)  (103,867)    5,575    (81,163)
                                                                               --------  ---------  --------  ---------
 TOTAL REVENUES...............................................................   69,626    (51,055)  208,689     89,336
                                                                               --------  ---------  --------  ---------

BENEFITS AND EXPENSES
Policyholders' benefits.......................................................    8,201      3,190    30,449     22,520
Interest credited to policyholders' account balances..........................    2,649     31,484    26,332     52,604
Amortization of deferred policy acquisition costs.............................  (12,309)    63,727    12,624     84,930
General, administrative and other expenses....................................   16,601     13,167    48,128     37,432
                                                                               --------  ---------  --------  ---------
 TOTAL BENEFITS AND EXPENSES..................................................   15,142    111,568   117,533    197,486
                                                                               --------  ---------  --------  ---------

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES.............................   54,484   (162,623)   91,156   (108,150)
                                                                               --------  ---------  --------  ---------

 Income tax expense (benefit).................................................   14,191    (61,199)   24,922    (45,522)
                                                                               --------  ---------  --------  ---------

NET INCOME (LOSS)............................................................. $ 40,293  $(101,424) $ 66,234  $ (62,628)
                                                                               --------  ---------  --------  ---------

Other comprehensive income (loss), before tax:
   Foreign currency translation adjustments...................................       30        (99)       (8)         8
     Unrealized investment gains (losses) for the period......................  (10,373)    14,966    (4,754)    18,203
     Reclassification adjustment for (gains) losses included in net income....    1,307        633     2,143      6,529
                                                                               --------  ---------  --------  ---------
   Net unrealized investment gains (losses)...................................   (9,066)    15,599    (2,611)    24,732
                                                                               --------  ---------  --------  ---------
Other comprehensive income (loss), before tax:................................   (9,036)    15,500    (2,619)    24,740
   Less: Income tax expense (benefit) related to:.............................
     Foreign currency translation adjustments.................................       10        (35)       (3)         3
     Net unrealized investment gains (losses).................................   (3,173)     5,461      (914)     8,657
                                                                               --------  ---------  --------  ---------
       Total..................................................................   (3,163)     5,426      (917)     8,660
Other comprehensive income (loss), net of tax:................................   (5,873)    10,074    (1,702)    16,080
                                                                               --------  ---------  --------  ---------
COMPREHENSIVE INCOME (LOSS)................................................... $ 34,420  $ (91,350) $ 64,532  $ (46,548)
                                                                               ========  =========  ========  =========

              See Notes to Unaudited Interim Financial Statements

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                    Unaudited Interim Statements of Equity
         Nine Months Ended September 30, 2012 and 2011 (in thousands)
--------------------------------------------------------------------------------

                                                                                         Accumulated
                                                                                            Other
                                                       Common   Additional    Retained  Comprehensive
                                                       Stock  Paid-in Capital Earnings  Income (Loss) Total Equity
                                                       ------ --------------- --------  ------------- ------------
Balance, December 31, 2011............................ $2,000    $207,928     $305,281     $47,124      $562,333
Contributed capital- parent/child asset transfers.....     --       3,121           --          --         3,121
Comprehensive income:
   Net income.........................................     --          --       66,234          --        66,234
   Other comprehensive income (loss), net of tax......     --          --           --      (1,702)       (1,702)
                                                                                                        --------
Total comprehensive income............................                                                    64,532
                                                       ------    --------     --------     -------      --------

Balance, September 30, 2012........................... $2,000    $211,049     $371,515     $45,422      $629,986
                                                       ======    ========     ========     =======      ========

                                                                                         Accumulated
                                                                                            Other
                                                       Common   Additional    Retained  Comprehensive
                                                       Stock  Paid-in Capital Earnings  Income (Loss) Total Equity
-                                                      ------ --------------- --------  ------------- ------------
Balance, December 31, 2010............................ $2,000    $169,742     $430,663     $25,284      $627,689
Cumulative effect of adoption of accounting principle.     --          --      (65,595)      3,846       (61,749)
Contributed Capital...................................     --      21,000           --          --        21,000
Comprehensive income:
   Net income.........................................     --          --      (62,628)         --       (62,628)
   Other comprehensive income (loss), net of tax......     --          --           --      16,080        16,080
                                                                                                        --------
Total comprehensive income............................                                                   (46,548)
                                                       ------    --------     --------     -------      --------

Balance, September 30, 2011........................... $2,000    $190,742     $302,440     $45,210      $540,392
                                                       ======    ========     ========     =======      ========

              See Notes to Unaudited Interim Financial Statements

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                  Unaudited Interim Statements of Cash Flows
         Nine Months Ended September 30, 2012 and 2011 (in thousands)

                                                                                                            Nine Months Ended
                                                                                                              September 30,
                                                                                                          --------------------
                                                                                                             2012       2011
                                                                                                          ---------  ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:
Net income............................................................................................... $  66,234  $ (62,628)
Adjustments to reconcile net income to net cash provided by operating activities:
   Policy charges and fee income.........................................................................   (14,918)   (19,410)
   Interest credited to policyholders' account balances..................................................    26,332     52,604
   Realized investment (gains) losses, net...............................................................    (5,575)    81,163
   Amortization and other non-cash items.................................................................    (6,999)    (1,642)
   Change in:............................................................................................
       Future policy benefits and other insurance liabilities............................................   100,060     71,597
       Reinsurance recoverables..........................................................................   (73,427)   (49,300)
       Accrued investment income.........................................................................       679        (73)
       Receivables from parent and affiliates............................................................    (6,720)      (408)
       Payables to parent and affiliates.................................................................     4,617     (3,906)
       Deferred policy acquisition costs.................................................................   (61,487)    14,642
       Income taxes payable..............................................................................    29,787    (77,073)
       Deferred sales inducements........................................................................   (18,340)   (17,934)
       Other, net........................................................................................    15,848    (14,445)
                                                                                                          ---------  ---------
Cash flows from (used in) operating activities........................................................... $  56,091  $ (26,813)
                                                                                                          ---------  ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Proceeds from the sale/maturity/prepayment of:
   Fixed maturities, available for sale.................................................................. $ 117,449  $ 119,484
   Short-term investments................................................................................     6,441      5,248
   Policy loans..........................................................................................    14,710     15,783
   Ceded Policy Loans....................................................................................      (142)        --
   Commercial mortgage and other loans...................................................................    13,678     17,393
   Other long-term investments...........................................................................     2,437         --
   Equity securities, available for sale.................................................................     2,660        473
Payments for the purchase/origination of:
   Fixed maturities, available for sale..................................................................  (133,093)  (209,977)
   Short-term investments................................................................................    (8,377)        --
   Policy loans..........................................................................................   (16,763)   (10,701)
   Ceded Policy Loans....................................................................................     6,524         --
   Commercial mortgage and other loans...................................................................   (47,074)   (46,433)
   Other long-term investments...........................................................................    (7,164)    (4,747)
   Equity securities, available for sale.................................................................    (2,508)    (1,296)
   Notes receivable from parent and affiliates, net......................................................     1,370      1,244
   Other.................................................................................................       (54)        --
                                                                                                          ---------  ---------
Cash flows from (used in) investing activities........................................................... $ (49,906) $(113,529)
                                                                                                          ---------  ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
   Policyholders' account deposits....................................................................... $ 148,220  $ 119,570
   Ceded Policyholders' account deposits.................................................................   (39,838)        --
   Policyholders' account withdrawals....................................................................   (93,262)   (49,762)
   Ceded Policyholders' account withdrawals..............................................................       600         --
   Net change in securities sold under agreement to repurchase and cash collateral for loaned securities.   (16,072)    30,552
   Contributed capital...................................................................................        --     21,000
   Net change in financing arrangements (maturities 90 days or less).....................................     1,010         --
   Drafts outstanding....................................................................................    (1,273)    76,635
   Net change in long-term borrowing.....................................................................        --         --
                                                                                                          ---------  ---------
Cash flows from (used in) financing activities........................................................... $    (615) $ 197,995
                                                                                                          ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.....................................................     5,570     57,653
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR.............................................................    26,723     87,961
                                                                                                          ---------  ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD................................................................. $  32,293  $ 145,614
                                                                                                          =========  =========

              See Notes to Unaudited Interim Financial Statements

Cash Flows from Investing Activities in the September 30, 2012 Unaudited Interim Statement of Cash Flows excludes $202 million of decreases in fixed maturities, available for sale and commercial mortgages related to the coinsurance transaction between the Company and PAR U, an affiliate (See Note
8). The assets transferred included $156 million of consideration for the initial premium due under the coinsurance agreement with this affiliate and $46 million to Prudential Financial, the Company's ultimate parent company, to settle tax expenses arising from this coinsurance transaction.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                Notes to Unaudited Interim Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company of New Jersey, or the ("Company"), is a wholly owned subsidiary of the Pruco Life Insurance Company, or ("Pruco Life"), which in turn is a wholly owned subsidiary of The Prudential Insurance Company of America, ("Prudential Insurance"). Prudential Insurance is an indirect wholly owned subsidiary of Prudential Financial, Inc., or ("Prudential Financial"). The Company is licensed to sell life insurance and annuities, primarily through third party distributors only in New Jersey and New York.

Basis of Presentation

The Unaudited Interim Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States, or "U.S. GAAP," on a basis consistent with reporting interim financial information in accordance with instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments necessary for a fair statement of the consolidated results of operations and financial condition of the Company have been made. All such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results that may be expected for the full year.

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 8). Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. These financial statements should be read in conjunction with the Audited Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; amortization of deferred sales inducements; future policy benefits including guarantees; valuation of investments including derivatives and the recognition of other-than-temporary impairments; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES AND PRONOUNCEMENTS

Investments and Investment Related Liabilities

The Company's investments in debt and equity securities include fixed maturities; equity securities; and short-term investments. The accounting policies related to these, as well as commercial mortgage and other loans, are as follows:

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available-for-sale" are carried at fair value. See Note 4 for additional information regarding the determination of fair value. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including interest rate and prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also vary based on other assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, or those for which an other than temporary impairment has been recorded, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as "available-for-sale," net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)."

Equity securities, available-for-sale are comprised of common stock and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other-than-temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when earned.

Trading account assets at fair value are comprised of perpetual preferred stock. Realized and unrealized gains and losses for these investments are reported in "Other income." Dividend income from these investments is reported in "Net investment income."

Commercial mortgage and other loans consist of commercial mortgage loans and agricultural loans. Commercial mortgage loans are broken down by class which is based on property type (industrial properties, retail, office, multi-family/apartment, hospitality, and other). Commercial mortgage and other loans originated and held for investment are generally carried at unpaid principal balance, net of unamortized deferred loan origination fees and expenses and net of an allowance for losses. Commercial mortgage and other loans acquired, including those related to the acquisition of a business, are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, related to commercial mortgage and other loans, are included in "Net investment income."

Impaired loans include those loans for which it is probable that amounts due will not be collected according to the contractual terms of the loan agreement. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on loans that are past due, including impaired and non-impaired loans as well as loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When the Company discontinues accruing interest on a loan, any accrued but uncollectible interest on the loan and other loans backed by the same collateral, if any, is charged to interest income in the same period. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, or the loan has been modified, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage loan and agricultural loan portfolios on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are assigned one of three categories. Loans are placed on "early warning" status in cases where, based on the Company's analysis of the loan's collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as "closely monitored" when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans "not in good standing" are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining the allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due will not be collected according to the contractual terms of the loan agreement.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

The allowance for loan losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage loans and agricultural loans, the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, or based upon the fair value of the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and agricultural loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including historical credit migration, loss probability and loss severity factors by property type. These factors are reviewed each quarter and updated as appropriate.

The allowance for losses on commercial mortgage loans and agricultural loans can increase or decrease from period to period based on the factors noted above. "Realized investment gains (losses), net" includes changes in the allowance for losses. "Realized investment gains (losses), net" also includes gains and losses on sales, certain restructurings, and foreclosures.

When a commercial mortgage or other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loan transactions the Company transfers U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General, administrative and other expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General, administrative and other expenses").

Other long-term investments consist of derivatives, the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


"Short-term investments" primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value and include certain money market investments and other highly liquid debt instruments.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, allowance for losses on commercial mortgage and other loans and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities, an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)" ("OCI"). Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income (loss)."

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including interest rate and prepayment assumptions, based on data from widely accepted third-party data sources or internal estimates. In addition to interest rate and prepayment assumptions, cash flow estimates also include other assumptions regarding the underlying collateral including default rates and recoveries, which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis. In certain cases where there are decreased cash flow expectations, the security is reviewed for further cash flow impairments.

Asset Administration Fees

The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also, the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note
8). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than affiliates of Prudential Insurance. Asset administration fees are recognized as income when earned.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the values of securities. Derivative financial instruments generally used by the Company include swaps and options which are contracted in the over-the-counter market with an affiliate. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, financial indices, values of securities, credit spreads, market volatility, expected returns, non-performance risks and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non-performance risk used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its affiliated counterparty for which a master netting arrangement has been executed. As discussed below and in Note 5, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Unaudited Interim Statements of Cash Flows based on the nature and purpose of the derivative.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" to the extent they are effective, until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." In this scenario, the hedged asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is reclassified to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that contain derivative instruments that are "embedded" in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded instrument are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded instrument possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded instrument qualifies as an embedded derivative that is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net." For certain financial instruments that contain an embedded derivative that otherwise would need to be bifurcated and reported at fair value, the Company may elect to classify the entire instrument as a trading account asset and report it within "Trading account assets, at fair value."

The Company sells variable annuity contracts that include optional living benefit features that may be treated from an accounting perspective as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Reinsurance Ltd. ("Pruco Re"). The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value and included in "Future policy benefits and other policyholder liabilities" and "Reinsurance recoverables," respectively. Changes in the fair value are determined using valuation models as described in Note 4, and are recorded in "Realized investment gains (losses), net."

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Effective July 1, 2012, the Company entered into a new coinsurance agreement with an affiliate, Prudential Arizona Reinsurance Universal Company, ("PAR U"). The settlement of the initial coinsurance premium occurred subsequent to the effective date of the coinsurance agreement. As a result, the settlement was treated as if settled on the effective date and adjusted for the time elapsed between this date and the settlement date. The adjustment to the initial coinsurance premium was equal to the earned interest and changes in market values from the effective date through the settlement date related to fixed maturity and commercial mortgage securities from an asset portfolio within the Company. The settlement feature of this agreement was accounted for as a derivative (See Note 8 for additional information about this agreement).

Income Taxes

The Company determines its interim tax provision using the annual effective tax rate methodology in accordance with the authoritative guidance. The increase in the income tax expense for the three months and nine months ended September 30, 2012 and change in effective tax rate was primarily driven by an increase in pre-tax income for the three months and nine months ended September 30, 2012 compared to the three months and nine months ended September 30, 2011.

Adoption of New Accounting Pronouncements

Effective January 1, 2012, the Company adopted, retrospectively, updated guidance regarding the presentation of comprehensive income. The updated guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. Under the updated guidance, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The updated guidance does not change the items that are reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company opted to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income. The Unaudited Interim Financial Statements included herein reflect the adoption of this updated guidance.

Effective January 1, 2012, the Company adopted, prospectively, updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. The expanded disclosures required by this guidance are included in Note 4. Adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Effective January 1, 2012, the Company adopted, prospectively, updated guidance regarding the assessment of effective control for repurchase agreements. The Company's adoption of this guidance did not have a material effect on the Company's financial position, results of operations, and financial statement disclosures.

Effective January 1, 2012, the Company adopted retrospectively new authoritative guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the amended guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition with independent third parties or employees that are essential to the contract transaction, as well as the portion of employee compensation, including payroll fringe benefits, and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Prior period financial information presented in these financial statements has been adjusted to reflect the retrospective adoption of the amended guidance. The lower level of costs now qualifying for deferral will be only partially offset by a lower level of amortization of "Deferred policy acquisition costs," and, as such, will initially result in lower earnings in future periods primarily reflecting lower deferrals of wholesaler costs. While the adoption of this amended guidance changes the timing of when certain costs are reflected in the Company's results of operations, it has no effect on the total acquisition costs to be recognized over time and has no impact on the Company's cash flows.

The following tables present amounts as previously reported in 2011, the effect of the change due to the retrospective adoption of the amended guidance related to the deferral of acquisition costs as described above, and the adjusted amounts that are reflected in the Unaudited Interim Financial Statements included herein.

Unaudited Interim Statements of Financial Position:

                                                   December 31, 2011
                                          ------------------------------------
                                          As Previously Effect of As Currently
                                            Reported     Change     Reported
                                          ------------- --------- ------------
                                                     (in thousands)

  Deferred policy acquisition costs......  $  354,167   $(91,272)  $  262,895
  TOTAL ASSETS...........................   8,919,414    (91,272)   8,828,142

  Policyholders' account balances........   1,132,897        183    1,133,080
  Income taxes...........................      55,188    (32,010)      23,178
  TOTAL LIABILITIES......................   8,297,636    (31,827)   8,265,809
  Retained earnings......................     370,352    (65,071)     305,281
  Accumulated other comprehensive income.      41,498      5,626       47,124
  TOTAL EQUITY...........................     621,778    (59,445)     562,333
  TOTAL LIABILITIES AND EQUITY...........  $8,919,414   $(91,272)  $8,828,142

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Unaudited Interim Statements of Operations:

                                                      Three Months Ended September 30, 2011
                                                   ------------------------------------------
                                                   As Previously                  As Currently
                                                     Reported    Effect of Change   Reported
                                                   ------------- ---------------- ------------
                                                                 (in thousands)
REVENUES
Policy charges and fee income.....................   $  23,359       $     26      $  23,385
   Total revenues.................................     (51,081)            26        (51,055)
BENEFITS AND EXPENSES
Amortization of deferred policy acquisition costs.      71,876         (8,149)        63,727
General, administrative and other expenses........       9,653          3,514         13,167
   Total benefits and expenses....................     116,203         (4,635)       111,568
INCOME FROM OPERATIONS BEFORE INCOME TAXES........    (167,284)         4,661       (162,623)
Income tax expense (benefit)......................     (62,779)         1,580        (61,199)
NET INCOME........................................   $(104,505)      $  3,081      $(101,424)

                                                      Nine Months Ended September 30, 2011
                                                   ------------------------------------------
                                                   As Previously                  As Currently
                                                     Reported    Effect of Change   Reported
-                                                  ------------- ---------------- ------------
                                                                 (in thousands)
REVENUES
Policy charges and fee income.....................   $  84,363       $     24      $  84,387
   Total revenues.................................      89,312             24         89,336
BENEFITS AND EXPENSES
Amortization of deferred policy acquisition costs.      98,172        (13,242)        84,930
General, administrative and other expenses........      26,655         10,777         37,432
   Total benefits and expenses....................     199,951         (2,465)       197,486
INCOME FROM OPERATIONS BEFORE INCOME TAXES........    (110,639)         2,489       (108,150)
Income tax expense (benefit)......................     (46,504)           982        (45,522)
NET INCOME........................................   $ (64,135)      $  1,507      $ (62,628)

Unaudited Interim Statements of Cash Flows:

                                                   Nine Months Ended September 30, 2011
                                                ------------------------------------------
                                                As Previously                  As Currently
                                                  Reported    Effect of Change   Reported
                                                ------------- ---------------- ------------
                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................   $(64,135)       $ 1,507        $(62,628)
Policy charges and fee income..................    (19,386)           (24)        (19,410)
Change in:
   Deferred policy acquisition costs...........     17,107         (2,465)         14,642
   Income taxes payable........................    (78,055)           982         (77,073)
Cash flows from (used in) operating activities.   $(26,813)       $    --        $(26,813)

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


3. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                               September 30, 2012
                                                             ------------------------------------------------------
                                                                                                         Other-than-
                                                                          Gross      Gross                temporary
                                                             Amortized  Unrealized Unrealized   Fair     impairments
                                                               Cost       Gains      Losses     Value    in AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $   25,775  $ 5,918      $ --    $   31,693   $    --
Obligations of U.S. states and their political subdivisions.      2,789      189        --         2,978        --
Foreign government bonds....................................     11,539    1,783        --        13,322        --
Public utilities............................................     96,803   10,484        --       107,287        --
All other corporate securities..............................    666,072   61,553       206       727,419       (45)
Asset-backed securities (1).................................     57,812    1,933       758        58,987    (2,388)
Commercial mortgage-backed securities.......................     72,833    8,028        12        80,849        --
Residential mortgage-backed securities (2)..................     66,875    5,934        --        72,809      (344)
                                                             ----------  -------      ----    ----------   -------
Total fixed maturities, available-for-sale.................. $1,000,498  $95,822      $976    $1,095,344   $(2,777)
                                                             ==========  =======      ====    ==========   =======

Equity securities, available-for-sale
   Common Stocks:...........................................
       Industrial, miscellaneous & other....................        309       73        64           318
   Non-redeemable preferred stocks..........................      1,053       12        --         1,065
                                                             ----------  -------      ----    ----------
Total equity securities, available-for-sale................. $    1,362  $    85      $ 64    $    1,383
                                                             ==========  =======      ====    ==========

(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3)Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI" which were not included in earnings. Amount excludes $2 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

                                                                              December 31, 2011 (4)
                                                             ------------------------------------------------------
                                                                                                         Other-than-
                                                                          Gross      Gross                temporary
                                                             Amortized  Unrealized Unrealized   Fair     impairments
                                                               Cost       Gains      Losses     Value    in AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies.................................. $   29,889  $ 6,049     $   --   $   35,938   $    --
Obligations of U.S. states and their political subdivisions.      2,793       33         --        2,826
Foreign government bonds....................................     20,868    2,163         --       23,031        --
Public utilities............................................     97,991    8,842         54      106,779        --
All other corporate securities..............................    732,330   57,705        793      789,242       (45)
Asset-backed securities (1).................................     72,050    1,647      2,065       71,632    (3,513)
Commercial mortgage-backed securities.......................     89,238    6,770          2       96,006        --
Residential mortgage-backed securities (2)..................     87,749    6,859        158       94,450      (391)
                                                             ----------  -------     ------   ----------   -------
Total fixed maturities, available-for-sale.................. $1,132,908  $90,068     $3,072   $1,219,904   $(3,949)
                                                             ==========  =======     ======   ==========   =======

Equity securities, available-for-sale
   Common Stocks:...........................................
       Industrial, miscellaneous & other....................        405       --         70          335
   Non-redeemable preferred stocks..........................      1,116        1         32        1,085
                                                             ----------  -------     ------   ----------
Total equity securities available-for-sale.................. $    1,521  $     1     $  102   $    1,420
                                                             ==========  =======     ======   ==========

(1)Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2)Includes publicly-traded agency pass-through securities and collateralized mortgage obligations.
(3)Represents the amount of other-than-temporary impairment losses in AOCI, which were not included in earnings. Amount excludes $3 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.
(4)Prior period's amounts are presented on a basis consistent with the current period presentation.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


The amortized cost and fair value of fixed maturities by contractual maturities at September 30, 2012, are as follows:

                                                  Available-for-Sale
                                                 ---------------------
                                                 Amortized    Fair
                                                   Cost       Value
                                                 ---------- ----------
                                                    (in thousands)
         Due in one year or less................ $   91,644 $   94,247
         Due after one year through five years..    273,075    296,942
         Due after five years through ten years.    243,967    273,618
         Due after ten years....................    194,292    217,892
         Asset-backed securities................     57,812     58,987
         Commercial mortgage-backed securities..     72,833     80,849
         Residential mortgage-backed securities.     66,875     72,809
                                                 ---------- ----------
            Total............................... $1,000,498 $1,095,344
                                                 ========== ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds, equity security proceeds, and related investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                                            Three Months Ended Nine Months Ended
                                                                              September 30,      September 30,
                                                                            ----------------   -----------------
                                                                              2012      2011     2012      2011
                                                                            -------   -------  --------  -------
                                                                                       (in thousands)
Fixed maturities, available-for-sale
   Proceeds from sales..................................................... $ 2,942   $ 1,410  $  8,927  $19,800
   Proceeds from maturities/repayments.....................................  31,180    40,007   108,762   99,593
   Gross investment gains from sales, prepayments, and maturities..........  10,609       339    12,427    1,808
   Gross investment losses from sales and maturities.......................      (1)       --        (1)     (44)
Equity securities, available-for-sale
   Proceeds from sales..................................................... $ 2,660   $    --  $  2,660  $   473
   Proceeds from maturities/repayments.....................................      --        --        --       --
   Gross investment gains from sales3......................................     146        --       146       --
   Gross investment losses from sales......................................      --        --        --       --

Fixed maturity and equity security impairments
   Net writedowns for other-than-temporary impairment losses on fixed maturities recognized in earnings (1)................................. $  (960)  $  (164) $ (1,470) $  (212)
   Writedowns for other-than-temporary impairment losses on equity
     securities............................................................     (31)      (74)     (152)    (264)

(1)Excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

As discussed in Note 2, a portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in OCI. For these securities, the net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following table sets forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts.

Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI

                                                                       Three Months Ended Nine Months Ended
                                                                         September 30,      September 30,
                                                                              2012              2012
                                                                       ------------------ -----------------
                                                                                  (in thousands)
Balance, beginning of period..........................................       $2,499            $3,438
Credit loss impairments previously recognized on securities which
  matured, paid down, prepaid or were sold during the period..........          (69)             (944)
Credit loss impairments previously recognized on securities impaired
  to fair value during the period (1).................................           --                --
Credit loss impairment recognized in the current period on securities
  not previously impaired.............................................           --                --
Additional credit loss impairments recognized in the current period
  on securities previously impaired...................................           70                70
Increases due to the passage of time on previously recorded credit
  losses..............................................................           16                61
Accretion of credit loss impairments previously recognized due to an
  increase in cash flows expected to be collected.....................         (114)             (223)
                                                                             ------            ------
Balance, end of period................................................       $2,402            $2,402
                                                                             ======            ======

(1)Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


                                                             Three Months Ended Nine Months Ended
                                                               September 30,      September 30,
                                                                    2011              2011
                                                             ------------------ -----------------
                                                                        (in thousands)
Balance, beginning of period................................       $3,540            $ 6,763
Credit loss impairments previously recognized on securities
  which matured, paid down, prepaid or were sold during the
  period....................................................         (294)            (3,494)
Credit loss impairments previously recognized on securities
  impaired to fair value during the period..................           --                 --
Credit loss impairment recognized in the current period on
  securities not previously impaired........................           --                 --
Additional credit loss impairments recognized in the
  current period on securities previously impaired..........          164                213
Increases due to the passage of time on previously recorded
  credit losses.............................................           88                236
Accretion of credit loss impairments previously recognized
  due to an increase in cash flows expected to be collected.          (25)              (245)
                                                                   ------            -------
Balance, end of period......................................       $3,473            $ 3,473
                                                                   ======            =======

Trading Account Assets

The following table provides information relating to trading account assets, at fair value as of the dates indicated:

                                            September 30, 2012 December 31, 2011
                                            ------------------ ----------------
                                            Amortized  Fair    Amortized  Fair
                                              Cost     Value     Cost     Value
                                            ---------  ------  ---------  ------
   Trading account assets                            (in thousands)
   Equity securities (1)...................  $1,695    $1,391   $1,695    $1,569
                                             ======    ======   ======    ======

(1)Included in equity securities are perpetual preferred stock securities that have characteristics of both debt and equity securities.

The net change in unrealized gains (losses) from trading account assets still held at period end, recorded within "Other income" included $0.2 million of losses during the three months ended September 30, 2012 and 2011, respectively, and $0.2 million of losses and $0.2 million of losses during the nine months ended September 30, 2012 and 2011, respectively.

Commercial Mortgage and Other Loans

The Company's commercial mortgage and other loans are comprised as follows, as of the dates indicated:

                                                                          September 30, 2012         December 31, 2011
                                                                       ------------------------  ------------------------
                                                                           Amount                    Amount
                                                                       (in thousands) % of Total (in thousands) % of Total
                                                                       -------------- ---------- -------------- ----------
Commercial mortgage and other loans by property type:
Industrial............................................................    $ 45,253       19.7 %     $ 42,884       18.5 %
Retail................................................................      64,898        28.3        55,216        23.8
Apartments/Multi-Family...............................................      48,731        21.2        37,689        16.3
Office................................................................      23,276        10.1        26,100        11.3
Hospitality...........................................................      14,377         6.3        14,475         6.2
Other.................................................................      12,322         5.4        37,150        16.1
                                                                          --------      ------      --------      ------
Total commercial mortgage loans by property type......................     208,857        91.0       213,514        92.2
Agricultural property loans...........................................      20,542         9.0        18,098         7.8
                                                                          --------      ------      --------      ------
Total commercial mortgage and agricultural loans by property type.....     229,399      100.0 %      231,612      100.0 %
                                                                                        ======                    ======
   Valuation allowance................................................      (1,475)                   (1,410)
                                                                          --------                  --------
Total net commercial and agricultural mortgage loans by property type.    $227,924                  $230,202
                                                                          ========                  ========

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


The commercial mortgage and agricultural loans are geographically dispersed throughout the United States with the largest concentrations in Florida (12%), Texas (12%), and Illinois (11%) at September 30, 2012.

Activity in the allowance for losses for all commercial mortgage and other loans, as of the dates indicated, is as follows:

                                                   September 30, December 31,
                                                       2012          2011
                                                   ------------- ------------
                                                         (in thousands)
   Allowance for losses, beginning of year........    $1,410        $1,409

   Addition to / (release of) allowance of losses.        65             1
                                                      ------        ------
   Allowance for losses, end of year (1)..........    $1,475        $1,410
                                                      ======        ======

(1)Agricultural loans represent $0.03 million and $0.02 million of the ending allowance at September 30, 2012 and December 31, 2011, respectively.

The following tables set forth the allowance for credit losses and the recorded investment in commercial mortgage and agricultural loans as of the dates indicated:

                                                                             September 30, December 31,
                                                                                 2012          2011
                                                                             ------------- ------------
                                                                                    Total Loans
                                                                             --------------------------
                                                                                   (in thousands)
Allowance for Credit Losses:
Ending balance: individually evaluated for impairment (1)...................   $     --      $     --
Ending balance: collectively evaluated for impairment (2)...................      1,475         1,410
                                                                               --------      --------
Total ending balance........................................................   $  1,475      $  1,410
                                                                               ========      ========

Recorded Investment: (3)
Ending balance gross of reserves: individually evaluated for impairment (1).   $     --      $     --
Ending balance gross of reserves: collectively evaluated for impairment (2).    229,399       231,612
                                                                               --------      --------
Total ending balance, gross of reserves.....................................   $229,399      $231,612
                                                                               ========      ========

(1)There were no agricultural loans individually evaluated for impairments at September 30, 2012 and December 31, 2011.
(2)Agricultural loans collectively evaluated for impairment had a recorded investment of $21 million and $8 million with no related allowances at September 30, 2012 and December 31, 2011, respectively.
(3)Recorded investment reflects the balance sheet carrying value gross of related allowance.

Impaired loans include those loans for which it is probable that all amounts due will not be collected according to the contractual terms of the loan agreement. As of both September 30, 2012 and December 31, 2011, there were no impaired commercial mortgage loans identified in management's specific review.

Impaired commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. As of both September 30, 2012 and December 31, 2011, the Company held no such loans. See Note 2 for information regarding the Company's accounting policies for non-performing loans.

As described in Note 2, loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage and other loans. As of September 30, 2012 and December 31, 2011, 94% of the $217 million recorded investment and 94% of the $232 million recorded investment, respectively, had a loan-to-value ratio of less than 80%. As of September 30, 2012 and December 31, 2011, 98% and 99% of the recorded investment, respectively, had a debt service coverage ratio of 1.0X or greater. As of September 30, 2012, approximately $4 million or 2% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X, reflecting loans where the mortgage amount exceeds the collateral value or where current debt payments are greater than income from property operations; none of which related to agricultural loans. As of December 31, 2011, approximately $2 million or 1% of the recorded investment had a loan-to-value ratio greater than 100% or debt service coverage ratio less than 1.0X; none of which related to agricultural loans.

As of both September 30, 2012 and December 31, 2011, all commercial mortgage and other loans were in current status. The Company defines current in its aging of past due commercial mortgage and agricultural loans as less than 30 days past due.

Commercial mortgage and other loans on nonaccrual status totaled $0 million and $3.2 million as of September 30, 2012 and December 31, 2011, respectively, and were primarily related to Hospitality. Nonaccrual loans are those on which the accrual of interest has been suspended after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability and loans for which a loan specific reserve has been established. See Note 2 for further discussion regarding nonaccrual status loans.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


For the three months ended September 30, 2012, there were no commercial mortgage and other loans sold or acquired.

Net Investment Income

Net investment income for the three and nine months ended September 30, 2012 and 2011, was from the following sources:

                                             Three Months Ended Nine Months Ended
                                               September 30,      September 30,
                                             ----------------   ----------------
                                               2012      2011     2012     2011
                                             -------   -------  -------  -------
                                                       (in thousands)
Fixed maturities, available-for-sale........ $14,460   $14,518  $43,717  $42,620
Equity securities, available-for-sale.......       1         2        9       16
Trading account assets......................       4         3       12        3
Commercial mortgage and other loans.........   3,790     3,047   10,512    9,019
Policy loans................................   2,340     2,308    7,035    7,025
Short-term investments and cash equivalents.      27        18       55       62
Other long-term investments.................   2,919       103    3,508      889
                                             -------   -------  -------  -------
Gross investment income.....................  23,541    19,999   64,848   59,634
Less: investment expenses...................    (918)     (810)  (2,704)  (2,399)
                                             -------   -------  -------  -------
   Net investment income.................... $22,623   $19,189  $62,144  $57,235
                                             =======   =======  =======  =======

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the three and nine months ended September 30, 2012 and 2011 were from the following sources:

                                              Three Months Ended  Nine Months Ended
                                                September 30,       September 30,
                                             -------------------  -----------------
                                               2012       2011      2012     2011
                                             --------  ---------  -------  --------
                                                         (in thousands)
Fixed maturities............................ $  9,649  $     175  $10,956  $  1,552
Equity securities...........................      114        (74)      (6)      103
Commercial mortgage and other loans.........    3,533       (128)   3,613      (348)
Short-term investments and cash equivalents.       --         --       --        --
Joint ventures and limited partnerships.....       --        (44)      --       (44)
Derivatives.................................  (13,459)  (103,796)  (8,988)  (82,426)
                                             --------  ---------  -------  --------
   Realized investment gains (losses), net.. $   (163) $(103,867) $ 5,575  $(81,163)
                                             ========  =========  =======  ========

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as "available-for-sale" and certain other long-term investments and other assets are included in the Company's Unaudited Interim Statements of Financial Position as a component of AOCI. Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income
(loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:

Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                                            Accumulated Other
                                                                                                              Comprehensive
                                                                                                              Income (Loss)
                                                                                                 Deferred    Related To Net
                                               Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                              Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                                 Investments     and Other Costs    Balances      Benefit       (Losses)
                                              ----------------- ----------------- ------------- ----------- -----------------
                                                                              (in thousands)
Balance, December 31, 2011...................      $(1,417)           $ 739           $(142)       $ 287          $(533)

Net investment gains (losses) on investments
  arising during the period..................          226               --              --          (79)           147
Reclassification adjustment for (gains)
  losses included in net income..............          730               --              --         (256)           474
Reclassification adjustment for OTTI losses
  excluded from net income(1)................         (106)              --              --           37            (69)
Impact of net unrealized investment (gains)
  losses on deferred policy acquisition costs           --             (377)             --          132           (245)
Impact of net unrealized investment (gains)
  losses on policyholders' account balances..           --               --             157          (55)           102
                                                   -------            -----           -----        -----          -----
Balance, September 30, 2012..................      $  (567)           $ 362           $  15        $  66          $(124)
                                                   =======            =====           =====        =====          =====

(1)Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

All Other Net Unrealized Investment Gains and Losses in AOCI

                                                                                                            Accumulated Other
                                                                                                              Comprehensive
                                                                                                              Income (Loss)
                                                                                                 Deferred    Related To Net
                                               Net Unrealized    Deferred Policy  Policy Holder Income Tax     Unrealized
                                              Gains (Losses) on Acquisition Costs    Account    (Liability) Investment Gains
                                               Investments(1)    and Other Costs    Balances      Benefit       (Losses)
                                              ----------------- ----------------- ------------- ----------- -----------------
                                                                              (in thousands)
Balance, December 31, 2011...................     $ 89,602          $(31,698)        $15,379     $(25,649)       $47,634
Net investment gains (losses) on investments
  arising during the period..................       18,746                --              --       (6,561)        12,185
Reclassification adjustment for (gains)
  losses included in net income..............      (11,679)               --              --        4,088         (7,391)
Reclassification adjustment for OTTI losses
  excluded from net income(2)................          106                --              --          (37)            69
Impact of net unrealized investment (gains)
  losses on deferred policy acquisition costs           --            (8,655)             --        3,029         (5,626)
Impact of net unrealized investment (gains)
  losses on policyholders' account balances..           --                --          (1,757)         615         (1,142)
                                                  --------          --------         -------     --------        -------
Balance, September 30, 2012..................     $ 96,775          $(40,353)        $13,622     $(24,515)       $45,529
                                                  ========          ========         =======     ========        =======

(1)Includes cash flow hedges. See Note 5 for information on cash flow hedges.
(2)Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

The table below presents net unrealized gains (losses) on investments by asset class as of the dates indicated:

                                                                     September 30, December 31,
                                                                         2012          2011
                                                                     ------------- ------------
                                                                           (in thousands)
Fixed maturity securities on which an OTTI loss has been recognized.    $  (567)     $(1,417)
Fixed maturity securities, available-for-sale - all other...........     95,413       88,414
Equity securities, available-for-sale...............................         21         (100)
Derivatives designated as cash flow hedges (1)......................       (486)        (630)
Other investments...................................................      1,827        1,918
                                                                        -------      -------
Net unrealized gains (losses) on investments........................    $96,208      $88,185
                                                                        =======      =======

(1)See Note 5 for more information on cash flow hedges.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following tables shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at September 30, 2012 and December 31, 2011:

                                                                               September 30, 2012
                                                             ----------------------------------------------------------------
                                                             Less than twelve months Twelve months or more       Total
                                                             ----------------------- --------------------- ------------------
                                                                          Gross                 Gross                Gross
                                                              Fair      Unrealized   Fair     Unrealized    Fair   Unrealized
                                                              Value       Losses     Value      Losses      Value    Losses
                                                              -------   ----------    ------  ----------   ------- ----------
                                                                                 (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $    --      $   --     $   --     $   --     $    --   $   --
Obligations of U.S. states and their political subdivisions.      --          --         --         --          --       --
Foreign government bonds....................................      --          --         --         --          --       --
Corporate securities........................................  27,739         100        982        106      28,721      206
Commercial mortgage-backed securities.......................      --          --        545         12         545       12
Asset-backed securities.....................................      --          --      8,239        758       8,239      758
Residential mortgage-backed securities......................      --          --         --         --          --       --
                                                              -------     ------      ------    ------     -------   ------
   Total.................................................... $27,739      $  100     $9,766     $  876     $37,505   $  976
                                                              =======     ======      ======    ======     =======   ======

                                                                                December 31, 2011
                                                             ----------------------------------------------------------------
                                                             Less than twelve months Twelve months or more       Total
                                                             ----------------------- --------------------- ------------------
                                                                          Gross                 Gross                Gross
                                                              Fair      Unrealized   Fair     Unrealized    Fair   Unrealized
                                                              Value       Losses     Value      Losses      Value    Losses
                                                              -------   ----------    ------  ----------   ------- ----------
                                                                                 (in thousands)
Fixed maturities, available-for-sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $    --      $   --     $   --     $   --     $    --   $   --
Obligations of U.S. states and their political subdivisions
Corporate securities........................................  31,041         670        998        177      32,039      847
Asset-backed securities.....................................  33,246         285      7,384      1,780      40,630    2,065
Commercial mortgage-backed securities.......................      --          --      1,051          2       1,051        2
Residential mortgage-backed securities......................   4,367         158         --         --       4,367      158
                                                              -------     ------      ------    ------     -------   ------
   Total.................................................... $68,654      $1,113     $9,433     $1,959     $78,087   $3,072
                                                              =======     ======      ======    ======     =======   ======

The gross unrealized losses at September 30, 2012 and December 31, 2011 are composed of both $0 million related to high or highest quality securities based on National Association of Insurance Commissioners, or "NAIC", or equivalent rating and $1 million and $2 million, respectively, related to other than high or highest quality securities based on NAIC or equivalent rating. At
September 30, 2012, $0 million of the gross unrealized losses represented declines in value of greater than 20%, none of which had been in that position for less than six months, as compared to $1.6 million at December 31, 2011 that represented declines in value of greater than 20%, $0.1 million of which had been in that position for less than six months. At September 30, 2012 and December 31, 2011, the $1 million and $2 million, respectively, of gross unrealized losses of twelve months or more were concentrated in asset-backed securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at September 30, 2012 or December 31, 2011. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At September 30, 2012, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at September 30, 2012 and December 31, 2011:

                                                       September 30, 2012
                                       --------------------------------------------------------------
                                       Less than twelve months Twelve months or more      Total
                                       ----------------------- --------------------- ----------------
                                                   Gross                  Gross              Gross
                                       Fair      Unrealized    Fair     Unrealized   Fair  Unrealized
                                       Value       Losses      Value      Losses     Value   Losses
                                       -----     ----------    -----    ----------   ----- ----------
                                                         (in thousands)
Equity securities, available-for-sale. $ 25         $ 64        $--        $--       $ 25     $ 64
                                       ====         ====        ===        ===       ====     ====

                                                       December 31, 2011
                                       --------------------------------------------------------------
                                       Less than twelve months Twelve months or more      Total
                                       ----------------------- --------------------- ----------------
                                                   Gross                  Gross              Gross
                                       Fair      Unrealized    Fair     Unrealized   Fair  Unrealized
                                       Value       Losses      Value      Losses     Value   Losses
                                       -----     ----------    -----    ----------   ----- ----------
                                                         (in thousands)
Equity securities, available-for-sale. $316         $102        $--        $--       $316     $102
                                       ====         ====        ===        ===       ====     ====

At September 30, 2012, $0.1 million of the gross unrealized losses represented declines in value of greater than 20%, all of which have been in that position for less than nine months. At December 31, 2011, $0.1 million of the gross unrealized losses represented declines of greater than 20%, all of which have been in that position for less than six months. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these equity securities was not warranted at September 30, 2012 or December 31, 2011.

4. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments and equity securities that trade on an active exchange market.

Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), certain short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits.

The Company has established policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Assets and Liabilities by Hierarchy Level - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of the dates indicated.

                                                                                      As of September 30, 2012
                                                                         ---------------------------------------------------
                                                                         Level 1   Level 2   Level 3  Netting (2)   Total
                                                                         -------- ---------- -------- ----------- ----------
                                                                                           (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities
  and agencies.......................................................... $     -- $   31,693 $     --   $         $   31,693
Obligations of U.S. states and their political subdivisions.............       --      2,978       --                  2,978
Foreign government bonds................................................       --     13,322       --                 13,322
Corporate securities....................................................       --    828,220    6,486                834,706
Asset-backed securities.................................................       --     44,654   14,333                 58,987
Commercial mortgage-backed securities...................................       --     80,849       --                 80,849
Residential mortgage-backed securities..................................       --     72,809       --                 72,809
                                                                         -------- ---------- --------   -------   ----------
Sub-total...............................................................       --  1,074,525   20,819              1,095,344

Trading account assets:
Equity securities.......................................................       --         --    1,391                  1,391
                                                                         -------- ---------- --------   -------   ----------
       Sub-total........................................................       --         --    1,391                  1,391

Equity securities, available for sale:..................................      255         64    1,064                  1,383
Short-term investments..................................................    3,005         --       --                  3,005
Cash equivalents........................................................       --     29,572       --                 29,572
Other long-term investments.............................................       --     10,892       --    (2,102)       8,790
Reinsurance recoverables................................................       --         --   97,386                 97,386
Other assets............................................................       --      8,120       --                  8,120
                                                                         -------- ---------- --------   -------   ----------
Sub-total excluding separate account assets.............................    3,260  1,123,173  120,660    (2,102)   1,244,991

Separate account assets (1).............................................   31,957  8,003,029    6,086              8,041,072
                                                                         -------- ---------- --------   -------   ----------

   Total assets......................................................... $ 35,217 $9,126,202 $126,746   $(2,102)  $9,286,063
                                                                         ======== ========== ========   =======   ==========
Future policy benefits..................................................       --         --  131,657        --      131,657
Other liabilities.......................................................       --      2,102       --    (2,102)          --
                                                                         -------- ---------- --------   -------   ----------

Total liabilities....................................................... $     -- $    2,102 $131,657   $(2,102)  $  131,657
                                                                         ======== ========== ========   =======   ==========

                                                                                     As of December 31, 2011 (3)
                                                                         ---------------------------------------------------
                                                                         Level 1   Level 2   Level 3  Netting (2)   Total
                                                                         -------- ---------- -------- ----------- ----------
                                                                                           (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government authorities
  and agencies.......................................................... $     -- $   35,938 $     --   $         $   35,938
Obligations of U.S. states and their political subdivisions.............       --      2,826       --                  2,826
Foreign government bonds................................................       --     23,031       --                 23,031
Corporate securities....................................................       --    894,266    1,755                896,021
Asset-backed securities.................................................       --     53,005   18,627                 71,632
Commercial mortgage-backed securities...................................       --     96,006       --                 96,006
Residential mortgage-backed securities..................................       --     94,450       --                 94,450
                                                                         -------- ---------- --------   -------   ----------
   Sub-total............................................................       --  1,199,522   20,382              1,219,904

Trading account assets:
Equity securities.......................................................       --         --    1,569                  1,569
                                                                         -------- ---------- --------   -------   ----------
   Sub-total............................................................       --         --    1,569                  1,569

Equity securities, available for sale:..................................      276         --    1,144                  1,420
Short-term investments..................................................    1,069         --       --                  1,069
Cash equivalents........................................................   10,000     14,381       --                 24,381
Other long-term investments.............................................       --      8,764       18    (2,094)       6,688
Reinsurance recoverables................................................       --         --   53,677                 53,677
Other assets............................................................       --      8,647       --                  8,647
                                                                         -------- ---------- --------   -------   ----------
   Sub-total excluding separate account assets..........................   11,345  1,231,314   76,790    (2,094)   1,317,355

Separate account assets (1).............................................  141,133  6,110,880    5,995              6,258,008
                                                                         -------- ---------- --------   -------   ----------

   Total assets......................................................... $152,478 $7,342,194 $ 82,785   $(2,094)  $7,575,363
                                                                         ======== ========== ========   =======   ==========

Future policy benefits..................................................       --         --   76,996        --       76,996

Other liabilities.......................................................       --      2,094       --    (2,094)          --
                                                                         -------- ---------- --------   -------   ----------

   Total liabilities.................................................... $     -- $    2,094 $ 76,996   $(2,094)  $   76,996
                                                                         ======== ========== ========   =======   ==========

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account assets classified as Level 3 consist primarily of real estate and real estate investment funds. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Unaudited Interim Statement of Financial Position.
(2)"Netting" amounts represent the impact of offsetting asset and liability positions held within the same counterparty.
(3)Includes reclassifications to conform to current period presentation.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


The methods and assumptions the Company uses to estimate the fair value of assets and liabilities measured at fair value on a recurring basis are summarized below.

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent with the presented market observations, the security remains within Level 2.

Internally-developed valuations or indicative broker quotes are also used to determine fair value in circumstances where vendor pricing is not available, or where the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally-developed valuation. As of September 30, 2012 and December 31, 2011, over-rides on a net basis were not material. These estimates may use significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. Pricing service over-rides, internally-developed valuations and indicative broker quotes are generally included in Level 3 in the fair value hierarchy.

The fair value of private fixed maturities, which are comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In cases where these models primarily use observable inputs, the securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. In these cases, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value ("NAV"). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Trading Account Assets - Trading account assets are comprised of perpetual preferred stock whose fair values are determined consistent with similar instruments described below under "Equity Securities."

Equity Securities - Equity securities consist principally of investments in common and preferred stock of publicly traded companies, perpetual preferred stock, privately traded securities, as well as mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. Estimated fair values for most privately traded equity securities are determined using valuation and discounted cash flow models that require a substantial level of judgment. As these models may use unobservable inputs, most privately traded equity securities are classified within Level 3. The fair values of mutual fund shares that transact regularly (but do not trade in active markets because they are not publicly available) are based on transaction prices of identical fund shares and are classified within Level 2 in the fair value hierarchy. The fair values of perpetual preferred stock are based on inputs obtained from independent pricing services that are primarily based on indicative broker quotes, as the directly observable market inputs are not available. As a result, the fair values of perpetual preferred stock are classified as Level 3.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk, liquidity and other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position.

The majority of the Company's derivative positions is traded in the over-the-counter ("OTC") derivative market and are classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models that utilize actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The Company's policy is to use mid-market pricing in determining its best estimate of fair value. The fair values of most OTC derivatives, including interest rate, cross currency swaps, currency forward contracts and single name credit default swaps are determined using discounted cash flow models. The fair values of European style option contracts are determined using Black-Scholes option pricing models. These models' key inputs include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk, volatility and other factors.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


To reflect the market's perception of its own and the counterparty's non-performance risk, the Company incorporates additional spreads over London Interbank Offered Rate ("LIBOR") into the discount rate used in determining the fair value of OTC derivative assets and liabilities that are not otherwise collateralized.

Derivatives classified as Level 3 include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first to default credit basket swaps are derived from relevant observable inputs (e.g. individual credit default spreads, interest rates and recovery rates), and unobservable model-specific input values such as correlation between different credits within the same basket. Other structured options and derivatives are valued using simulation models such as the Monte Carlo and other techniques. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values. As of September 30, 2012 and December 31, 2011, there were derivatives with the fair value of $0 and $18 thousand classified within Level 3, and all other derivatives were classified within Level 2. See Note 5 for more details on the fair value of derivative instruments by primary underlying.

Cash Equivalents and Short-Term Investments - Cash equivalents and short-term investments include money market instruments, commercial paper and other highly liquid debt instruments. Certain money market instruments are valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are generally based on market observable inputs and, accordingly, these investments have been primarily classified within Level 2 in the fair value hierarchy.

Separate Account Assets - Separate Account Assets include fixed maturity securities, treasuries, equity securities and real estate investments for which values are determined consistent with similar instruments described above under "Fixed Maturity Securities," "Equity Securities" and "Other Long-Term Investments."

Other Assets - Other assets carried at fair value include affiliated bonds within our legal entity whose fair value are determined consistent with similar securities described above under "Fixed Maturity Securities" managed by affiliated asset managers.

Reinsurance Recoverables - Reinsurance recoverables carried at fair value include the reinsurance of our living benefit guarantees on certain of our variable annuities. These reinsurance recoverables are valued in the same manner as the living benefit guarantees as described below in "Future Policy Benefits".

Future Policy Benefits - The liability for future policy benefits primarily includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB, GMWB, and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. This methodology could result in either a liability or contra-liability balance, given changing capital market conditions and various policyholder behavior assumptions. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, the Company's market-perceived risk of its own non-performance ("NPR"), as well as various assumptions that are actuarially determined, including lapse rates, benefit utilization rates, withdrawal rates, and mortality rates. Since many of these assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

Capital market inputs and actual policyholders' account values are updated each quarter based on capital market conditions as of the end of the quarter, including interest rates, equity markets, and implied volatility. In the risk neutral valuation, interest rates are used to both grow the policyholders' account values as well as discount all projected future cash flows. The Company's discount rate assumption is based on the LIBOR swap curve, and is adjusted for NPR, as discussed below. Assuming all other assumptions remain unchanged, a decline in interest rates will generally cause account values to grow more slowly, increasing future expected benefit payments, as well as decreasing the discounting impact in the present value calculation, both of which would cause increases in the fair value of the liability. The opposite impacts occur as interest rates rise. Implied volatility also impacts the estimate of future expected benefit payments, as discussed below.

Actuarial assumptions are reviewed at least annually, and updated based upon historical experience giving consideration to any observable market data, including available industry studies or market transactions such as acquisitions and reinsurance transactions. Assumptions relating to contractholder behavior such as lapse, benefit utilization, withdrawal, and mortality rates, are based on experience by product type and/or year of contract issuance, as well as available industry studies. Unless a material change in contractholder behavior or mortality experience that the Company feels is indicative of a long term trend is observed in an interim periods, assumptions related to contractholder behavior and mortality are generally updated in the third quarter of each year by considering recent experience that has occurred during the period from the most recent update to the expected amounts or updates to industry studies. These assumptions require the use of management judgment and are discussed in further detail below.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------

Level 3 Assets and Liabilities by Price Source - The table below presents the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources.

                                                     As of September 30, 2012
                                                ----------------------------------
                                                Internal (1) External (2)  Total
                                                ------------ ------------ --------
                                                          (in thousands)
Corporate securities...........................      5,565         921       6,486
Asset-backed securities........................        248      14,085      14,333
Equity securities..............................      1,065       1,390       2,455
Reinsurance Recoverable........................     97,386          --      97,386
                                                  --------     -------    --------
   Sub-total excluding separate account assets.    104,264      16,396     120,660

Separate account assets........................      6,086          --       6,086
                                                  --------     -------    --------
       Total assets............................   $110,350     $16,396    $126,746
                                                  ========     =======    ========
Future policy benefits.........................   $131,657     $    --    $131,657
                                                  --------     -------    --------
       Total liabilities.......................   $131,657     $    --    $131,657
                                                  ========     =======    ========

(1)Represents valuations reflecting both internally-derived and market inputs, as well as third-party pricing information or quotes. See below for additional information related to internally-developed valuation for significant items in the above table.
(2)Represents unadjusted prices from independent pricing services and independent indicative broker quotes where pricing inputs are not readily available.

Quantitative Information Regarding Internally Priced Level 3 Assets and Liabilities - The table below presents quantitative information on significant internally-priced Level 3 assets and liabilities for which the investment risks associated with market value changes are borne by the Company.

                                                        As of September 30, 2012
                          ------------------------------------------------------------------------------------
                          Fair Value Valuation Techniques    Unobservable Inputs    Range (Weighted Average)
                          ---------- --------------------- ------------------------ --------------------------
                                                             (in thousands)

Assets:

Corporate securities.....  $  5,565  Discounted cash flow  Discount rate            $12.00% - 17.50% (13.61%)

                                     Liquidation           Liquidation value                25% (25%)

Reinsurance recoverables.  $ 97,386  Fair values are determined in the same manner as future policy benefits

Liabilities:

Future policy benefits...  $131,657  Discounted cash flow  Lapse rate                       0% - 14%
                                                           NPR spread                     0.24% - 1.82%
                                                           Utilization rate                 70% - 94%
                                                           Withdrawal rate                 85% - 100%
                                                           Mortality rate (1)               0% - 13%
                                                           Equity Volatility curve          19% - 34%

(1)Range reflects the mortality rate for the vast majority of business with living benefits, with policyholders ranging from 35 to 90 years old. While the majority of living benefits have a minimum age requirement, certain benefits do not have an age restriction. This results in contractholders for certain benefits with mortality rates approaching 0%.

Sensitivity to Changes in Unobservable Inputs - The following is a general description of sensitivities of significant unobservable inputs and their impact on the fair value measurement for the assets and liabilities reflected in the table above

Corporate Securities - Internally priced corporate securities classified in Level 3 include certain below investment grade watchlist and distressed fixed maturity securities. For securities where discounted cash flows are used, the primary unobservable input is an internally developed discount rate. Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement. In certain cases, the Company uses an estimated liquidation value of the borrower or underlying assets. In isolation, an increase (decrease) in the value of these inputs would result in a higher (lower) fair value measurement.

Reinsurance Recoverables - Reinsurance recoverables carried at fair value include the reinsurance of our living benefit guarantees on certain of our variable annuities. These reinsurance recoverables covering these guarantees are valued in the same manner as the living benefit guarantees as described below in "Future Policy Benefits".

Future Policy Benefits - Future policy benefits classified as Level 3 are calculated using internally-developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs,

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------

and the general uncertainty around the timing and amount of future cash flows. As described above, the significant unobservable inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include various assumptions that are actuarially determined, including lapse rates, benefit utilization rates, withdrawal rates and mortality rates as well as volatility assumptions and assumptions used to reflect NPR.

The Company's dynamic lapse rate assumption adjusts the base lapse rate at the contract level based on a comparison of the actuarially calculated guaranteed amount and the current policyholder account value as well as other factors, such as the applicability of any surrender charges. The dynamic lapse adjustment reduces the base lapse rate based on the magnitude of the difference between the guaranteed amount and the account value. In-the-money contracts are those with a guaranteed benefit in excess of the current policyholder account value. Since in-the-money contracts are less likely to lapse, the dynamic lapse adjustment will reduce the lapse rate assumption for these contracts. For less in the money contracts, the lapse rate assumption will be closer to the base lapse rate. Lapse rates are also generally assumed to be lower for the period where surrender charges apply. A higher base lapse rate is applied to contracts in the year the surrender charge period expires.

To reflect NPR, the Company incorporates an additional spread over LIBOR into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. Since insurance liabilities are senior to debt, the Company believes that reflecting the financial strength ratings of the Company in the valuation of the liability or asset appropriately takes into consideration NPR. The additional spread over LIBOR is determined taking into consideration publicly available information relating to the financial strength of the Company. The Company adjusts these credit spreads to remove any illiquidity risk premium, which is subject to a floor based on a percentage of the credit spread. This additional spread, as mentioned in the table above, is applied at an individual contract level and only to those individual living benefit contracts in a liability position and generally not to those in a contra-liability position. An increase in the spread over LIBOR increases the discounting impact in the present value calculation and will generally cause a decrease in the fair value of the liability.

The Company's benefit utilization rate assumption estimates the percentage of contracts that will utilize the benefit during the contract duration, including the estimated timing of the first lifetime income withdrawal by the contractholder. These assumptions vary based on the product type, the age of the contractholder, and the age of the contract. The utilization rate varies by product, based on the availability of an enhanced guarantee after a certain waiting period. For example, the utilization rates for a product with the opportunity to double the guaranteed value after a 10, 12 or 20 year accumulation period are adjusted based on contractholder experience related to such enhancement. Generally, the Company assumes a certain percentage of contractholders will utilize the guaranteed benefit (depending on the product type, contractholder age and contract age) and will begin lifetime withdrawals at various time intervals from contract inception with the remaining contractholders either beginning lifetime withdrawals immediately or never utilizing the benefit. The impact of changes in these assumptions is highly dependent on the contract type and age of the contractholder at the time of the sale and the timing of the first lifetime income withdrawal.

The Company's withdrawal rate assumption estimates the magnitude of annual contractholder withdrawals relative to the maximum allowable amount under the contract. Larger differences in the withdrawal rate assumption compared to the contractual guaranteed income withdrawal percentage, either positive or negative, will generally result in a decrease in the fair value of the liability. Prior to the exhaustion of the contractholder's total account value the Company assumes contractholders will withdraw a certain percentage of the maximum allowable amount under the contract and will withdraw the maximum once the contractholder account value is completely exhausted.

Based on historical experience the Company applies a set of age specific mortality rate adjustments compared to standard industry tables. For newly issued contracts, lower mortality rates are assumed in early durations. A mortality improvement assumption is also incorporated into the overall mortality table. Since the variable annuity living benefits generally provide for a minimum withdrawal benefit for life, increases in mortality rates will decrease the fair value of the liability, with the reverse being true with decreases in mortality rates.

Market volatility also impacts the estimate of future expected benefit payments. The Company uses an equity volatility curve based on third party inputs. The curve starts with first year implied volatility and grades to a long-term realized volatility. The first year implied volatility determines the overall slope of the equity volatility curve. An increase in implied volatility will generally increase future expected benefit payments, causing an increase in the fair value of the liability.

Separate Account Assets - In addition to the significant internally-priced Level 3 assets and liabilities presented and described above, the Company also has internally-priced separate account assets reported within Level 3. Changes in the fair value of separate account assets are borne by customers and thus are offset by changes in separate account liabilities on the Company's Unaudited Interim Statement of Financial Position. As a result, changes in value associated with these investments do not impact the Company's Unaudited Interim Statement of Operations. In addition, fees earned by the Company related to the management of most separate account assets classified as Level 3 do not change due to changes in the fair value of these investments. Quantitative information about significant internally-priced Level 3 separate account assets is as follows:

Other Invested Assets - Separate account assets include $6.1 million of investments in real estate fund as of September 30, 2012 that are classified as Level 3 and reported at fair value which is determined by the Company's equity in net assets of the entities. Fair value estimates of real estate are based on property appraisal reports prepared by independent real estate appraisers. Key inputs and assumptions to the appraisal process include rental income and expense amounts, related growth rates, discount rates and capitalization rates. Because of the subjective nature of inputs and the judgment involved in the appraisal process, real estate investments are typically included in the Level 3 Classification. Key unobservable inputs to real estate valuation include capitalization rates, which range from 5.5% to 9.5% (7.5% weighted average) and discount rates, which range from 7.0% to 11.5% (8.5% weighted average).

Transfers between Levels 1 and 2 - During the nine months ended September 30, 2012, $2.7 million of equity securities, available for sale transferred from Level 1 to Level 2. The assets that transferred were mutual funds that were priced on a net asset value. This transfer was the result of an ongoing monitoring assessment of pricing inputs to ensure appropriateness of the level classification in the fair value hierarchy. There were no transfers between Levels 1 and 2 for the three and nine months ended September 30, 2011.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Changes in Level 3 assets and liabilities - The following tables provide summaries of the changes in fair values of Level 3 assets and liabilities as of the dates indicated, as well as the portion of gains or losses included in income attributable to unrealized gains or losses related to those assets and liabilities still held at the end of their respective periods.

                                                                        Three Months Ended September 30, 2012
                                                     --------------------------------------------------------------------------
                                                                                          Fixed
                                                                                        Maturity
                                                                            Fixed     Available For
                                                                         Maturities      Sale -
                                                      Fixed Maturities  Available For  Commercial      Trading        Equity
                                                     Available For Sale Sale - Asset-   mortgage-   Account Assets  Securities,
                                                        - Corporate        Backed        backed        - Equity    Available for
                                                         Securities      Securities    securities     Securities       Sale
                                                     ------------------ ------------- ------------- -------------- -------------
                                                                                   (in thousands)
Fair Value, beginning of period
  assets/(liabilities)..............................      $ 7,346          $16,129      $   2,666       $1,564        $1,086
   Total gains (losses)
     (realized/unrealized):
       Included in earnings:
          Realized investment gains
            (losses), net...........................         (218)              --             --           --           (31)
          Asset management fees and other
            income..................................           --               --             --         (173)           --
          Interest credited to
            policyholders' account balances.........           --               --             --           --            --
          Included in other comprehensive
            income (loss)...........................          122               46           (170)          --             9
   Net investment income............................            7               77             --           --            --
   Purchases........................................           14               --             --           --            --
   Sales............................................           --               --             --           --            --
   Issuances........................................           --               --             --           --            --
   Settlements......................................         (785)          (2,119)        (2,496)          --            --
   Transfers into Level 3 (2).......................           --              200             --           --            --
   Transfers out of Level 3 (2).....................           --               --             --           --            --
                                                          -------          -------      ---------       ------        ------
Fair Value, end of period
  assets/(liabilities)..............................      $ 6,486          $14,333      $      --       $1,391        $1,064
                                                          =======          =======      =========       ======        ======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains
            (losses), net...........................      $    --          $    --      $      --       $   --        $   --
          Asset management fees and other
            income..................................      $    --          $    --      $      --       $ (173)       $   --
          Interest credited to
            policyholders' account balances.........      $    --          $    --      $      --       $   --        $   --

                                                         Three Months Ended September 30, 2012
                                                     ---------------------------------------------
                                                                          Separate
                                                        Reinsurance        Account    Future Policy
                                                        Recoverables     Assets (1)     Benefits
                                                     ------------------ ------------- -------------
                                                                                   (in thousands)
Fair Value, beginning of period
  assets/(liabilities)..............................      $66,642          $ 6,039      $ (90,556)
   Total gains (losses)
     (realized/unrealized):
       Included in earnings:
          Realized investment gains
            (losses), net...........................       23,057               --        (31,375)
          Asset management fees and other
            income..................................           --               --             --
          Interest credited to
            policyholders' account balances.........           --               47             --
       Included in other comprehensive income.......           --               --             --
   Net investment income............................           --               --             --
   Purchases........................................        7,687               --             --
   Sales............................................           --               --             --
   Issuances........................................           --               --         (9,726)
   Settlements......................................           --               --             --
   Transfers into Level 3 (2).......................           --               --             --
   Transfers out of Level 3 (2).....................           --               --             --
                                                          -------          -------      ---------
Fair Value, end of period
  assets/(liabilities)..............................      $97,386          $ 6,086      $(131,657)
                                                          =======          =======      =========

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains
            (losses), net...........................      $23,505          $    --      $ (31,923)
          Asset management fees and other
            income..................................      $    --          $    --      $      --
          Interest credited to
            policyholders' account balances.........      $    --          $    46      $      --

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


                                                                        Nine Months Ended September 30, 2012
                                                     --------------------------------------------------------------------------
                                                                                          Fixed
                                                                                       Maturities
                                                                            Fixed     Available For
                                                                         Maturities      Sale -
                                                      Fixed Maturities  Available For  Commercial      Trading        Equity
                                                     Available For Sale Sale - Asset-   mortgage-   Account Assets  Securities,
                                                        - Corporate        Backed        backed        - Equity    Available for
                                                         Securities      Securities    securities     Securities       Sale
                                                     ------------------ ------------- ------------- -------------- -------------
                                                                                   (in thousands)
Fair Value, beginning of period
  assets/(liabilities)..............................      $ 1,755          $18,627       $    --      $   1,569       $1,144
   Total gains (losses)
     (realized/unrealized):
       Included in earnings:
          Realized investment gains
            (losses), net...........................         (718)              76            --             --          (63)
          Asset management fees and other
            income..................................           --               --            --           (178)          --
          Interest credited to
            policyholders' account balances.........           --               --            --             --           --
          Included in other comprehensive
            income (loss)...........................          119              316          (127)            --          (17)
   Net investment income............................            4              275            --             --           --
   Purchases........................................        4,636               --            --             --           --
   Sales............................................          (30)              --            --             --           --
   Issuances........................................           --               --            --             --           --
   Settlements......................................       (1,082)          (4,897)       (2,496)            --           --
   Transfers into Level 3 (2).......................        4,826              200         2,623             --           --
   Transfers out of Level 3 (2).....................       (3,024)            (264)           --             --           --
                                                          -------          -------       -------      ---------       ------
Fair Value, end of period
  assets/(liabilities)..............................      $ 6,486          $14,333       $    --      $   1,391       $1,064
                                                          =======          =======       =======      =========       ======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains
            (losses), net...........................      $    --          $    --       $    --      $      --       $   --
          Asset management fees and other
            income..................................      $    --          $    --       $    --      $    (179)      $   --
          Interest credited to
            policyholders' account balances.........      $    --          $    --       $    --      $      --       $   --

                                                                 Nine Months Ended September 30, 2012
                                                     ------------------------------------------------------------
                                                                                        Separate
                                                      Other Long-Term    Reinsurance     Account    Future Policy
                                                        Investments     Recoverables   Assets (1)      Benefits
                                                     ------------------ ------------- ------------- --------------
                                                                                   (in thousands)
Fair Value, beginning of period
  assets/(liabilities)..............................      $    18          $53,677       $ 5,995      $ (76,996)
   Total gains (losses)
     (realized/unrealized):
       Included in earnings:
          Realized investment gains
            (losses), net...........................          (18)          22,842            --        (27,839)
          Asset management fees and other
            income..................................           --               --            --             --
          Interest credited to
            policyholders' account balances.........           --               --            91             --
       Included in other comprehensive income.......           --               --            --             --
   Net investment income............................           --               --            --             --
   Purchases........................................           --           20,867            --             --
   Sales............................................           --               --            --             --
   Issuances........................................           --               --            --        (26,822)
   Settlements......................................           --               --            --             --
   Transfers into Level 3 (2).......................           --               --            --             --
   Transfers out of Level 3 (2).....................           --               --            --             --
                                                          -------          -------       -------      ---------
Fair Value, end of period
  assets/(liabilities)..............................      $    --          $97,386       $ 6,086      $(131,657)
                                                          =======          =======       =======      =========

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains
            (losses), net...........................      $    --          $23,273       $    --      $ (28,616)
          Asset management fees and other
            income..................................      $    --          $    --       $    --      $      --
          Interest credited to
            policyholders' account balances.........      $    --          $    --       $    90      $      --

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


                                                                         Three Months Ended September 30, 2011
                                                       -------------------------------------------------------------------------
                                                                                          Fixed
                                                                                       Maturities,
                                                                            Fixed     Available For
                                                                         Maturities      Sale -
                                                       Fixed Maturities Available For  Commercial      Equity        Trading
                                                        Available For   Sale - Asset-   Mortgage-    Securities,  Account Assets
                                                       Sale - Corporate    Backed        Backed     Available for    - Equity
                                                          Securities     Securities    Securities       Sale        Securities
                                                       ---------------- ------------- ------------- ------------- --------------
                                                                                    (in thousands)
Fair Value, beginning of period
  assets/(liabilities)................................     $ 5,680         $21,670      $   5,019      $ 1,762        $   --
   Total gains (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................           2                             --          (74)           --
          Asset management fees and other
            income....................................          --              --             --           --            15
          Interest credited to policyholders'
            account balances..........................          --              --             --           --            --
       Included in other comprehensive income
         (loss).......................................         (45)            (93)            --           43            --
   Net investment income..............................          (4)             71             --           --            --
   Purchases..........................................          --              --             --        1,000            --
   Sales..............................................          --              --             --           --            --
   Issuances..........................................          12              --             --           --            --
   Settlements........................................         (32)         (1,923)            --           --            --
   Transfers into Level 3 (2).........................          --              --             --           --            --
   Transfers out of Level 3 (2).......................      (3,872)             --         (5,019)          --            --
   Other (4)..........................................          --              --             --       (1,530)        1,529
                                                           -------         -------      ---------      -------        ------
Fair Value, end of period assets/(liabilities)........     $ 1,741         $19,725      $      --      $ 1,201        $1,544
                                                           =======         =======      =========      =======        ======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................     $    --         $    --      $      --      $   (74)       $   --
          Asset management fees and other
            income....................................     $    --         $    --      $      --      $    --        $   15
          Interest credited to policyholders'
            account balances..........................     $    --         $    --      $      --      $    --        $   --

                                                                         Three Months Ended September 30, 2011
                                                       -------------------------------------------------------------------------
                                                                          Separate                      Other
                                                         Reinsurance       Account    Future Policy   Long-Term
                                                         Recoverables    Assets (1)     Benefits     Investments
                                                       ---------------- ------------- ------------- -------------
                                                                             (in thousands)
Fair Value, beginning of period
  assets/(liabilities)................................     $ 9,457         $ 5,703      $  53,827      $    34
   Total gains (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................      16,992              --       (128,818)          12
          Interest credited to policyholders'
            account balances..........................                         123             --           --
       Included in other comprehensive income
         (loss).......................................          --              --             --           --
   Net investment income..............................          --              --             --           --
   Purchases..........................................         321              --             --           --
   Sales..............................................          --              --             --           --
   Issuances..........................................          --              --         (6,236)          --
   Settlements........................................          --              --             --           --
   Transfers into Level 3 (2).........................          --              --             --           --
   Transfers out of Level 3 (2).......................          --              --             --           --
                                                           -------         -------      ---------      -------
Fair Value, end of period assets/(liabilities)........     $26,770         $ 5,826        (81,227)          46
                                                           =======         =======      =========      =======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................     $17,035         $    --      $(128,701)     $    12
          Asset management fees and other
            income....................................     $    --         $    --      $      --      $    --
          Interest credited to policyholders'
            account balances..........................     $    --         $   123      $      --      $    --

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


                                                                          Nine Months Ended September 30, 2011
                                                       --------------------------------------------------------------------------
                                                                                          Fixed
                                                                                       Maturities,
                                                                            Fixed     Available For
                                                                         Maturities      Sale -
                                                       Fixed Maturities Available For  Commercial      Equity
                                                        Available For   Sale - Asset-   Mortgage-    Securities,       Other
                                                       Sale - Corporate    Backed        Backed     Available for    Long-Term
                                                          Securities     Securities    Securities       Sale        Investments
                                                       ---------------- ------------- ------------- ------------- ---------------
                                                                                     (in thousands)
Fair Value, beginning of period
  assets/(liabilities)................................     $ 3,636         $16,619       $    --      $     255       $   --
   Total gains (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................           2              --            --           (454)          46
          Asset management fees and other
            income....................................          --              --            --             --           --
       Included in other comprehensive income
         (loss).......................................         (97)              8            --            394           --
   Net investment income..............................          62             191            --             --           --
   Purchases..........................................       1,297          11,089         5,019          1,000           --
   Sales..............................................         (99)             --            --             --           --
   Issuances..........................................          60              --            --             --           --
   Settlements........................................        (148)         (4,217)           --             --           --
   Transfers into Level 3 (2).........................         900              --            --          1,536           --
   Transfers out of Level 3 (2).......................      (3,872)         (3,965)       (5,019)            --           --
   Other (4)..........................................          --              --            --         (1,530)          --
                                                           -------         -------       -------      ---------       ------
Fair Value, end of period assets/(liabilities)........     $ 1,741         $19,725       $    --      $   1,201       $   46
                                                           =======         =======       =======      =========       ======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................     $    --         $    --       $    --      $    (454)      $   42
          Asset management fees and other
            income....................................     $    --         $    --       $    --      $      --       $   --
          Interest credited to policyholders'
            account balances..........................     $    --         $    --       $    --      $      --       $   --

                                                                          Nine Months Ended September 30, 2011
                                                       --------------------------------------------------------------------------
                                                                                        Separate                  Trading Account
                                                         Reinsurance                     Account    Future Policy Assets - Equity
                                                         Recoverables   Other Assets   Assets (1)     Benefits      Securities
                                                       ---------------- ------------- ------------- ------------- ---------------
                                                                                     (in thousands)
Fair Value, beginning of period
  assets/(liabilities)................................     $11,108         $ 5,888         5,393      $  41,316       $   --
   Total gains (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................      14,567              --            --       (105,847)          --
          Asset management fees and other
            income....................................                          --            --             --           15
          Interest credited to policyholders'
            account balances..........................          --                           433             --           --
       Included in other comprehensive income.........          --             (13)           --             --           --
   Net investment income..............................          --              --            --             --           --
   Purchases..........................................       1,095             104            --             --           --
   Sales..............................................          --              --            --             --           --
   Issuances..........................................          --              --            --        (16,696)          --
   Settlements........................................          --              --            --             --           --
   Transfers into Level 3 (2).........................          --              --            --             --           --
   Transfers out of Level 3 (2).......................          --          (5,979)           --             --           --
   Other (4)..........................................          --              --            --             --        1,529
                                                           -------         -------       -------      ---------       ------
Fair Value, end of period assets/(liabilities)........     $26,770         $    --       $ 5,826        (81,227)       1,544
                                                           =======         =======       =======      =========       ======

Unrealized gains (losses) for the period
  relating to those Level 3 assets that were
  still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses),
            net.......................................     $14,696         $    --       $    --      $(105,419)      $   --
          Asset management fees and other
            income....................................     $    --         $    --       $    --      $      --       $   15
          Interest credited to policyholders'
            account balances..........................     $    --         $    --       $   433      $      --       $   --

(1)Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Unaudited Interim Statement of Financial Position.
(2)Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(3)Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.
(4)Other primarily represents reclasses of certain assets between reporting categories.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Transfers - Transfers into Level 3 are generally the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that cannot be validated) for which information from third party pricing services (that can be validated) was previously utilized. Transfers out of Level 3 are generally due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate. Other significant transfers into and/or out of Level 3 are discussed below:

For the nine months ended September 30, 2011 the majority of the Equity Securities Available for Sale transfers into Level 3 were due to the determination that the pricing inputs for perpetual preferred stocks provided by third party pricing services were primarily based on indicative broker quotes which could not always be verified against directly observable market information. Perpetual preferred stocks were included in Equity Securities Available for Sale and subsequently transferred to Trading Account Assets.

Fair Value of Financial Instruments

The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value. However, in some cases, as described below, the carrying amount equals or approximates fair value.

                                                                        September 30, 2012                December 31, 2011
                                                           --------------------------------------------- -------------------
                                                                                               Carrying             Carrying
                                                                       Fair Value             Amount (1) Fair Value  Amount
                                                           ---------------------------------- ---------- ---------- --------
                                                           Level 1 Level 2  Level 3   Total     Total      Total     Total
                                                           ------- -------- -------- -------- ---------- ---------- --------
                                                                          (in thousands)
Assets:
   Commercial mortgage and other loans.................... $   --  $     -- $244,311 $244,311  $227,924   $247,865  $230,201
   Policy loans...........................................     --        --  250,324  250,324   171,661    235,706   177,162
   Cash...................................................  2,721        --       --    2,721     2,721      2,342     2,342
   Accrued investment income..............................     --    14,856       --   14,856    14,856     17,275    17,275
   Other assets...........................................     --    26,038       --   26,038    25,874     19,763    19,486
                                                           ------  -------- -------- --------  --------   --------  --------
       Total assets....................................... $2,721  $ 40,894 $494,635 $538,250  $443,036   $522,951  $446,466
                                                           ======  ======== ======== ========  ========   ========  ========

Liabilities:
   Policyholders' Account Balances - Investment Contracts.     --   115,764   14,932  130,696   130,869    113,010   113,938
   Cash collateral for loaned securities..................     --     4,156       --    4,156     4,156     17,012    17,012
   Securities sold under agreement to repurchase..........     --        --       --       --        --      3,216     3,216
   Short-term debt........................................     --    27,040       --   27,040    27,010     26,027    26,000
   Long-term debt.........................................     --    46,147       --   46,147    44,000     44,266    44,000
   Other liabilities......................................     --    37,042       --   37,042    37,042     30,728    30,728
                                                           ------  -------- -------- --------  --------   --------  --------
       Total liabilities.................................. $   --  $230,149 $ 14,932 $245,081  $243,077   $234,259  $234,894
                                                           ======  ======== ======== ========  ========   ========  ========

(1)Carrying values presented herein differ from those in the Company's Unaudited Interim Statement of Financial Position because certain items within the respective financial statement captions are not considered financial instruments or out of scope under authoritative guidance relating to disclosures of the fair value of financial instruments. Financial statement captions excluded from the above table are not considered financial instruments.

The fair values presented above for those financial instruments have been determined by using available market information and by applying market valuation methodologies, as described in more detail below.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Commercial Mortgage and Other Loans

The fair value of most commercial mortgage loans is based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate plus an appropriate credit spread for similar quality loans. The quality ratings for these loans, a primary determinant of the credit spreads and a significant component of the pricing process, are based on an internally-developed methodology.

Policy Loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Cash, Accrued Investment Income and Other Assets

The Company believes that due to the short-term nature of certain assets, the carrying value approximates fair value. These assets include: cash, accrued investment income, and other assets that meet the definition of financial instruments, including receivables, such as unsettled trades and accounts receivable. Also included in other assets is an affiliated note whose fair value is determined in the same manner as the underlying debt described below under "Short-Term and Long-Term Debt".

Policyholders' Account Balances - Investment Contracts

Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For fixed deferred annuities, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates that are representative of the Company's financial strength ratings, and hence reflect the Company's own non-performance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

Cash Collateral for Loaned Securities

This represents the collateral received or paid in connection with loaning or borrowing securities. For these transactions, the carrying value of the related asset/liability approximates fair value as they equal the amount of cash collateral received/paid.

Securities Sold under Agreements to Repurchase

The Company receives collateral for selling securities under agreements to repurchase or pledges collateral under agreements to resell. Repurchase and resale agreements are also generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value.

Short-Term and Long-Term Debt

The fair value of short-term and long-term debt is generally determined by either prices obtained from independent pricing services, which are validated by the Company, or discounted cash flow models. These fair values consider the Company's own non-performance risk. Discounted cash flow models predominately use market observable inputs such as the borrowing rates currently available to the Company for debt and financial instruments with similar terms and remaining maturities. For commercial paper issuances and other debt with a maturity of less than 90 days, the carrying value approximates fair value.

Other Liabilities

Other liabilities are primarily payables, such as drafts, escrow deposits and accrued expense payables. Due to the short term until settlement of most of these liabilities, the Company believes that carrying value approximates fair value.

5. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest Rate Contracts

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Equity Contracts

Equity index options are contracts which will settle in cash based on differentials in the underlying indices at the time of exercise and the strike price. The Company uses combinations of purchases and sales of equity index options to hedge the effects of adverse changes in equity indices within a predetermined range. These hedges do not qualify for hedge accounting.

Foreign Exchange Contracts

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit Contracts

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. See credit derivatives written section for discussion of guarantees related to credit derivatives written. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

Embedded Derivatives

The Company sells variable annuity contracts that include certain optional living benefit features that are accounted for as embedded derivatives. The Company has reinsurance agreements to transfer the risk related to certain of these embedded derivatives to an affiliate, Pruco Re. The embedded derivatives related to the living benefit features and the related reinsurance agreements are carried at fair value. Mark-to-market changes in the fair value of the underlying contractual guarantees are determined using valuation models as described in Note 7, and are recorded in "Realized investment gains (losses), net."

The fair value of the living benefit feature embedded derivatives included in "Future policy benefits" was a liability of $132 million and $77 million as of September 30, 2012 and December 31, 2011, respectively. The fair value of the embedded derivatives related to the reinsurance of certain of these benefits to Pruco Re included in "Reinsurance recoverables" was an asset of $97 million and $54 million as of September 30, 2012 and December 31, 2011, respectively.

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available-for-sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through "Realized investment gains (losses), net," based upon the change in value of the underlying portfolio.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                  September 30, 2012           December 31, 2011
                             ---------------------------  --------------------------
                                          Fair Value                   Fair Value
                             Notional ------------------  Notional -----------------
Primary Underlying            Amount  Assets  Liabilities  Amount  Assets Liabilities
------------------           -------- ------- ----------- -------- ------ -----------
                                                  (in thousands)

Qualifying Hedges...........

   Currency/Interest Rate...

   Currency Swaps........... $22,332  $   390   $  (860)  $ 14,972 $  221   $  (846)
                             -------  -------   -------   -------- ------   -------

Total Qualifying Hedges..... $22,332  $   390   $  (860)  $ 14,972 $  221   $  (846)
                             =======  =======   =======   ======== ======   =======

Non-Qualifying Hedges
   Interest.................
   Interest Rate Swaps...... $57,200  $ 9,746   $    --   $ 57,200 $8,442   $    --

   Credit...................
   Credit Default Swaps.....   9,275      621      (383)    17,000    118      (339)
   Currency/Interest Rate...
   Currency Swaps...........   9,115       --      (860)    16,615     --      (909)
   Equity...................
   Equity Options...........       3      135        --         --     --        --
                             -------  -------   -------   -------- ------   -------
Total Non-Qualifying Hedges.  75,593   10,502    (1,243)    90,815  8,560    (1,248)
                             =======  =======   =======   ======== ======   =======

Total Derivatives (1)....... $97,925  $10,892   $(2,103)  $105,787 $8,781   $(2,094)
                             =======  =======   =======   ======== ======   =======

(1)Excludes embedded derivatives which contain multiple underlyings. The fair value of these embedded derivatives was a liability of $134 million and $80 million as of September 30, 2012 and December 31, 2011, respectively, included in "Future policy benefits" and "Fixed maturities, available-for-sale."

Cash Flow Hedges

The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, options, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following tables provide the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                     Three Months Ended September 30, 2012
                                 ---------------------------------------------
                                                                   Accumulated
                                    Realized       Net                Other
                                   Investment   Investment Other  Comprehensive
                                 Gains/(Losses)   Income   Income   Income(1)
                                 -------------- ---------- ------ -------------
                                                 (in thousands)
 Qualifying Hedges
 Cash flow hedges
    Currency/Interest Rate......    $     --       $11      $--       $(465)
                                    --------       ---      ---       -----
    Total qualifying hedges.....          --        11       --        (465)
                                    --------       ---      ---       -----

 Non-qualifying hedges
    Interest Rate...............         782        --       --          --
    Currency....................           2        --       --          --
    Currency/Interest Rate......        (282)       --       (5)         --
    Credit......................           2        --       --          --
    Equity......................          --        --       --          --
    Embedded Derivatives........     (13,964)       --       --          --
                                    --------       ---      ---       -----
    Total non-qualifying hedges.     (13,460)       --       (5)         --
                                    --------       ---      ---       -----
    Total.......................    $(13,460)      $11      $(5)      $(465)
                                    ========       ===      ===       =====

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


                                      Nine Months Ended September 30, 2012
                                 ----------------------------------------------
                                                                   Accumulated
                                    Realized       Net                Other
                                   Investment   Investment Other  Comprehensive
                                 Gains/(Losses)   Income   Income   Income(1)
                                 -------------- ---------- ------ -------------
                                                 (in thousands)
 Qualifying Hedges
 Cash flow hedges
    Currency/Interest Rate......    $     --       $10      $14       $144
                                    --------       ---      ---       ----
    Total qualifying hedges.....          --        10       14        144
                                    --------       ---      ---       ----

 Non-qualifying hedges
    Interest Rate...............       2,912        --       --         --
    Currency....................           2        --       --         --
    Currency/Interest Rate......        (171)       --       (3)        --
    Credit......................        (220)       --       --         --
    Equity......................          --        --       --         --
    Embedded Derivatives........     (11,511)       --       --         --
                                    --------       ---      ---       ----
    Total non-qualifying hedges.      (8,988)       --       (3)        --
                                    --------       ---      ---       ----
    Total.......................    $ (8,988)      $10      $11       $144
                                    ========       ===      ===       ====

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                                     Three Months Ended September 30, 2011
                                 ----------------------------------------------
                                                                   Accumulated
                                    Realized       Net                Other
                                   Investment   Investment Other  Comprehensive
                                 Gains/(Losses)   Income   Income   Income(1)
                                 -------------- ---------- ------ -------------
                                                 (in thousands)
 Qualifying Hedges
 Cash flow hedges
    Currency/Interest Rate......   $      --       $(46)    $19       $346
                                   ---------       ----     ---       ----
    Total qualifying hedges.....          --        (46)     19        346
                                   ---------       ----     ---       ----

 Non-qualifying hedges
    Interest Rate...............       7,321         --      --         --
    Currency....................          --         --      --         --
    Currency/Interest Rate......         718         --      --         --
    Credit......................         556         --      --         --
    Equity......................          --         --      --         --
    Embedded Derivatives........    (112,391)        --      --         --
                                   ---------       ----     ---       ----
    Total non-qualifying hedges.    (103,796)        --      --         --
                                   ---------       ----     ---       ----
    Total.......................   $(103,796)      $(46)    $19       $346
                                   =========       ====     ===       ====

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                                      Nine Months Ended September 30, 2011
                                 ----------------------------------------------
                                                                   Accumulated
                                    Realized       Net                Other
                                   Investment   Investment Other  Comprehensive
                                 Gains/(Losses)   Income   Income   Income(1)
                                 -------------- ---------- ------ -------------
                                                 (in thousands)
 Qualifying Hedges
 Cash flow hedges
    Currency/Interest Rate......    $     --       $(30)    $(12)     $342
                                    --------       ----     ----      ----
    Total qualifying hedges.....          --        (30)     (12)      342
                                    --------       ----     ----      ----

 Non-qualifying hedges
    Interest Rate...............       8,565         --       --        --
    Currency....................          --         --       --        --
    Currency/Interest Rate......         283         --       --        --
    Credit......................         222         --       --        --
    Equity......................          --         --       --        --
    Embedded Derivatives........     (91,496)        --       --        --
                                    --------       ----     ----      ----
    Total non-qualifying hedges.     (82,426)        --       --        --
                                    --------       ----     ----      ----
    Total.......................    $(82,426)      $(30)    $(12)     $342
                                    ========       ====     ====      ====

(1)Amounts deferred in "Accumulated other comprehensive income (loss)."

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


For the period ending September 30, 2012, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                                 (in thousands)
                                                                 --------------
Balance, December 31, 2011......................................     $(630)
Net deferred gains (losses) on cash flow hedges from January 1
  to September 30, 2012.........................................       120
Amount reclassified into current period earnings................        24
                                                                     -----
Balance, September 30, 2012.....................................     $(486)
                                                                     =====

As of September 30, 2012, the Company did not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 14 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Unaudited Interim Statements of Equity.

Credit Derivatives Written

The Company wrote credit derivatives under which the Company was obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, was $0 million and $10 million notional of credit default swap ("CDS") selling protection with an associated fair value of $0 million, at September 30, 2012 and December 31, 2011, respectively. These credit derivatives generally had maturities of less than 5 years and consisted of corporate securities within the finance industry. At December 31, 2011, the underlying credits had an NAIC designation rating of 1.

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available-for-sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Equity under the heading "Accumulated other comprehensive income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $7 million at both September 30, 2012 and December 31, 2011. The fair value of the embedded derivatives included in "Fixed maturities, available-for-sale" was a liability of $2 million and $3 million at September 30, 2012 and December 31, 2011, respectively.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of September 30, 2012 and December 31, 2011, the Company had $9 million and $7 million of outstanding notional amounts, respectively, reported at fair value as a liability of less than $1 million for both periods.

Counterparty Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by our counterparty to financial derivative transactions. Generally, the credit exposure of the Company's OTC derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

The Company has credit risk exposure to an affiliate, Prudential Global Funding, LLC or ("PGF"), related to its OTC derivative transactions. PGF manages credit risk with external counterparties by entering into derivative transactions with highly rated major international financial institutions and other creditworthy counterparties, and by obtaining collateral where appropriate, see Note 8.

Under fair value measurements, the Company incorporates the market's perception of its own and the counterparty's non-performance risk in determining the fair value of the portion of its OTC derivative assets and liabilities that are uncollateralized. Credit spreads are applied to the derivative fair values on a net basis by counterparty. To reflect the Company's own credit spread a proxy based on relevant debt spreads is applied to OTC derivative net liability positions. Similarly, the Company's counterparty's credit spread is applied to OTC derivative net asset positions.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------

6. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments

The Company has made commitments to fund $18 million of commercial loans as of September 30, 2012. The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $3.4 million as of September 30, 2012.

Contingent Liabilities

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the costs of such remediation, administrative costs and regulatory fines.

The Company is subject to the laws and regulations of states and other jurisdictions concerning the identification, reporting and escheatment of unclaimed or abandoned funds, and is subject to audit and examination for compliance with these requirements. For additional discussion of these matters, see "Litigation and Regulatory Matters" below.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters

The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings specific to the Company and proceedings generally applicable to business practices in the industry in which it operates. The Company is subject to class action lawsuits and other litigation involving a variety of issues and allegations involving sales practices, claims payments and procedures, premium charges, policy servicing and breach of fiduciary duty to customers. The Company is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of the pending legal and regulatory actions, plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. In addition, the Company, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of the Company's pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of litigation or a regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain. The following is a summary of certain pending proceedings.

The Company establishes accruals for litigation and regulatory matters when it is probable that a loss has been incurred and the amount of that loss can be reasonably estimated. For litigation and regulatory matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimable, no accrual is established, but the matter, if material, is disclosed, including matters discussed below. As of September 30, 2012, the aggregate range of reasonably possible losses in excess of accruals established is not currently estimable. The Company reviews relevant information with respect to its litigation and regulatory matters on a quarterly and annual basis and updates its accruals, disclosures and estimates of reasonably possible loss based on such reviews.

In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In June 2012, the Company filed a motion to dismiss the complaint.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc.,
The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on the Company. The complaint alleges that the Company failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys' fees and costs. In April 2012, the Company filed a motion to dismiss the complaint. In September 2012, the complaint was withdrawn without prejudice.

In January 2012, a Global Resolution Agreement entered into by the Company and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by the Company to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires the

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------

Company to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in:
(1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in the Company's practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

The Company is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Financial Services ("NYDFS") has requested that 172 life insurers (including the Company) provide data to the NYDFS regarding use of the SSMDF. The New York Office of Unclaimed Funds recently notified the Company that it intends to conduct an audit of the Company's compliance with New York's unclaimed property laws. The Minnesota Attorney General has also requested information regarding the Company's use of the SSMDF and its claim handling procedures and the Company is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding the Company's unclaimed property procedures.

In July 2010, the Company, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, the Company received a similar request for information from the State of Connecticut Attorney General's Office. The Company is cooperating with these investigations. The Company has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

7. REINSURANCE

The Company participates in reinsurance with its affiliates Prudential Insurance, Prudential Arizona Reinsurance Captive Company, or "PARCC", Pruco Re, Prudential Arizona Reinsurance Universal Company or "PAR U", and Prudential Arizona Reinsurance Term Company, or "PAR TERM", through various plans of reinsurance, primarily on a yearly renewable term and coinsurance basis. This reinsurance provides risk diversification, additional capacity for future growth and limits the maximum net loss potential. For coinsurance agreements, all significant risks are ceded to the reinsurer, including mortality, investment, and lapse risk. For yearly renewable term agreements, mortality risk is the primary risk ceded to the reinsurer. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company believes a material reinsurance liability resulting from such inability of reinsurers to meet their obligations is unlikely.

The Company has entered into various reinsurance agreements with an affiliate, Pruco Re, to reinsure its living benefit features sold on certain of its annuities as part of its risk management and capital management strategies. For additional details on these agreements, see Note 8.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers, for long duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 8.

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable Corporate Owned Life Insurance "COLI" policies with Pruco Life.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2012 and 2011 are below.

                                                                  Three Months Ended    Nine Months Ended
                                                                     September 30,        September 30,
                                                                  ------------------  --------------------
                                                                    2012      2011       2012       2011
                                                                  --------  --------  ---------  ---------
                                                                               (in thousands)

Premiums......................................................... $ 42,889  $ 41,610  $ 129,700  $ 125,004
Reinsurance ceded................................................  (39,559)  (37,936)  (119,619)  (114,394)
                                                                  --------  --------  ---------  ---------
   Premiums...................................................... $  3,330  $  3,674  $  10,081  $  10,610
                                                                  ========  ========  =========  =========

Direct policy charges and fees................................... $ 59,701  $ 40,974  $ 151,062  $ 120,092
Reinsurance ceded................................................  (25,589)  (17,589)   (44,984)   (35,705)
                                                                  --------  --------  ---------  ---------
   Policy charges and fees....................................... $ 34,112  $ 23,385  $ 106,077  $  84,387
                                                                  ========  ========  =========  =========

Policyholders' benefits ceded.................................... $ 28,296  $ 25,304  $  82,567  $  77,701
                                                                  ========  ========  =========  =========

Realized capital gains (losses) net, associated with derivatives. $ 22,154  $ 16,964  $  20,877  $  14,579
                                                                  ========  ========  =========  =========

Realized investment gains and losses include the reinsurance of certain of the Company's embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains (losses)." The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. The reinsurance agreements contain derivatives and have been accounted for in the same manner as an embedded derivative. See Note 5 for additional information related to the accounting for embedded derivatives.

Reinsurance premiums ceded for interest-sensitive products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                September 30, December 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (in thousands)

      Domestic life insurance-affiliated.......   $734,845      $467,687

      Domestic individual annuities-affiliated.     97,417        53,696

      Domestic life insurance-unaffiliated.....      2,208         1,379
                                                  --------      --------

                                                  $834,470      $522,762
                                                  ========      ========

Substantially all reinsurance contracts are with affiliates as of September 30, 2012 and December 31, 2011. These contracts are described further in Note 8.

The gross and net amounts of life insurance face amount in force as of September 30, 2012 and 2011 were as follows:

                                                    2012          2011
                                                ------------  ------------
                                                      (in thousands)

     Gross life insurance face amount in force. $100,611,102  $ 97,305,225
     Reinsurance ceded.........................  (90,287,029)  (87,543,227)
                                                ------------  ------------

     Net life insurance face amount in force... $ 10,324,073  $  9,761,998
                                                ============  ============

8. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $1 million for the third quarter of 2012 and 2011, and less than $1 million for the nine months ended September 30, 2012 and 2011. The expense charged to the Company for the deferred compensation program was less than $1 million for the third quarter of 2012 and 2011, and less than $1 million for the nine months ended September 30, 2012 and 2011.

The Company is charged for its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earnings and length of service while others are based on an account balance, which takes into consideration age, service and earnings during career. The Company's share of net expense for the pension plans was less than $1 million for the third quarter of 2012 and 2011, and $1 million for the nine months ended September 30, 2012 and 2011.

Prudential Insurance sponsors voluntary savings plans for its employees
(401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was less than $1 million for the third quarter of 2012 and 2011, and $1 million for the nine months ended September 30, 2012 and 2011.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance, or "COLI", policies to Prudential Insurance and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI contracts was $1,163 million and $1,068 million as of September 30, 2012 and December 31, 2011, respectively. Fees related to these COLI policies were $4 million for the third quarter of 2012 and 2011, and $12 million for the nine months ended September 30, 2012 and 2011.

Pruco Life

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Reinsurance amounts included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                        September 30, December 31,
                                            2012          2011
                                        ------------- ------------
                                              (in thousands)

              Reinsurance recoverables.    $4,995        $6,716
              Other liabilities........         0         2,190

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                           Three Months
                                               Ended       Nine Months Ended
                                           September 30,     September 30,
                                         ----------------  ----------------
                                           2012     2011     2012     2011
                                         -------  -------  -------  -------
                                                   (in thousands)

    Gross policy charges and fee income. $(5,776) $(5,446) $(5,769) $(5,447)
    Policyholders' benefits.............  (3,799)  (3,472)    (928)    (237)

PARCC

The Company reinsures 90% of the risks under its term life insurance policies, written prior to January 1, 2010, excluding My Term and Return of Premium Term Life, or ("ROP Term Life"), through an automatic coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Reinsurance amounts included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                September 30, December 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (in thousands)

      Reinsurance recoverables.................   $431,879      $403,222
      Deferred policy acquisition costs........    (92,822)      (96,712)
      Other liabilities (reinsurance payables).      9,492         9,322

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                   Three Months Ended   Nine Months Ended
                                                      September 30,       September 30,
                                                   ------------------  ------------------
                                                     2012      2011      2012      2011
                                                   --------  --------  --------  --------
                                                               (in thousands)

Premiums.......................................... $(88,568) $(28,423) $(94,579) $(30,710)
Policyholders' benefits...........................   27,334    19,537    82,874    78,607

Reinsurance expense allowances, net of
  capitalization and amortization.................    5,970     6,336    18,375    19,327

PAR TERM

The Company reinsures 95% of the risks under its term life insurance policies issued on or after January 1, 2010, excluding My Term, through an automatic coinsurance agreement with PAR TERM. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Reinsurance amounts included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                September 30, December 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (in thousands)

      Reinsurance recoverables.................   $ 43,841      $ 27,704
      Deferred policy acquisition costs........    (46,313)      (31,443)
      Other liabilities (reinsurance payables).      3,531         2,515

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                   Three Months Ended Nine Months Ended
                                                    September 30,       September 30,
                                                   -----------------  ----------------
                                                     2012     2011      2012     2011
                                                   -------   ------   -------  -------
                                                             (in thousands)

Premiums.......................................... (10,359)  (6,540)  (28,787) (17,758)
Policyholders' benefits...........................   7,207    4,148    19,666   12,046

Reinsurance expense allowances, net of
  capitalization and amortization.................   1,969    1,331     5,455    3,110

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. Effective July 1, 2012 the Company recaptured a portion of this agreement related to its universal life policies and now reinsures these risks with PAR U as discussed below.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Reinsurance amounts included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                September 30, December 31,
                                                    2012          2011
                                                ------------- ------------
                                                      (in thousands)

      Reinsurance recoverables.................    $24,604      $30,045
      Other liabilities (reinsurance payables).      2,028        3,389

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                        Three Months Ended  Nine Months Ended
                                                                          September 30,       September 30,
                                                                        ----------------   ------------------
                                                                          2012      2011     2012      2011
                                                                        -------   -------  --------  --------
                                                                                   (in thousands)

Premiums............................................................... $  (776)  $  (687) $ (2,264) $ (2,057)
Gross policy charges and fee income....................................  (1,468)   (9,857)  (20,871)  (27,974)
Policyholders' benefits................................................   1,290    17,188    18,771    33,900
Reinsurance expense allowances, net of capitalization and amortization.  (3,058)   (2,363)   (8,474)   (7,295)

PAR U

Effective July 1, 2012, the Company, entered into an automatic coinsurance agreement with PAR U, an affiliated company, to reinsure an amount equal to 95% of all the risks associated with its universal protector and universal plus policies. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Under this agreement, an initial reinsurance premium of $359 million less a ceding allowance of $194 million, was paid to PAR U. Consideration for the amount due to PAR U was transferred on September 28, 2012 and was treated as if settled on the effective date of the coinsurance agreement. The time elapsed between the effective date and the settlement date resulted in a derivative equal to the earned interest and changes in market values from the effective date through settlement date related to fixed maturity and commercial mortgage securities from an asset portfolio within the Company. The affiliated asset transfers which occurred in settlement of the initial reinsurance premium are described below under "Affiliated Asset Transfers."

Reinsurance amounts included in the Company's Unaudited Interim Statements of Financial Position at September 30, 2012 and December 31, 2011 were as follows:

                                                  September 30, December 31,
                                                      2012          2011
                                                  ------------- ------------
                                                        (in thousands)

    Reinsurance recoverables.....................   $229,526         $0
    Policy loans.................................    (13,134)         0
    Deferred policy acquisition costs............     (1,790)         0
    Other liabilities (reinsurance payables) (1).     40,967          0

(1)Includes the unamortized portion of the deferred gain arising from the coinsurance agreement between the Company and PAR U of $22 million as of September 30, 2012.

Reinsurance amounts included in the Company's Unaudited Interim Statements of Operations and Comprehensive Income (Loss) in the three and nine months ended September 30, 2012 and 2011 are as follows:

                                                                                            Nine Months
                                                                        Three Months Ended     Ended
                                                                        September 30,      September 30,
                                                                        ------------------ --------------
                                                                          2012      2011     2012    2011
                                                                         --------   ----   --------  ----

Policy charges and fee income.......................................... $(15,729)    $0    $(15,729)  $0
Net investment income..................................................      (76)     0         (76)   0
Other income...........................................................    1,367      0       1,367    0
Interest credited to policyholders' account balance....................    1,869      0       1,869    0
Policyholders' benefits................................................    5,357      0       5,357    0
Reinsurance expense allowances, net of capitalization and amortization.    3,320      0       3,320    0

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


Pruco Re

The Company uses reinsurance as part of its risk management and capital management strategies for certain of its optional living benefit features.

The following table provides information relating to fees ceded to Pruco Re under these agreements which are included in "Realized investment (losses) gains, net" on the Unaudited Interim Statements of Operations and Comprehensive Income (Loss) for the dates indicated.

                                                            Three Months Ended Nine Months Ended
                                                            September 30,      September 30,
                                                            ------------------ -----------------
                                                             2012      2011     2012      2011
                                                              ------   ----     -------  ------
                                                                  (in thousands)
Pruco Reinsurance
   Effective October 1, 2011...............................
       Highest Daily Lifetime Income ("HDI")............... $3,158     $ --    $ 7,371   $   --
       Spousal Highest Daily Lifetime Income ("SHDI")......    982       --      2,267       --
       Highest Daily Lifetime 6 Plus ("HD6+")..............  2,936       --      8,694       --
       Spousal Highest Daily Lifetime 6 Plus ("SHD6+").....  1,168       --      3,459       --
   Effective Since 2006....................................
       Spousal Lifetime Five ("SLT5")......................     42       42        126      132
   Effective Since 2005....................................
       Lifetime Five ("LT5")...............................    303      305        914      950
                                                              ------    ----    -------  ------
Total Pruco Reinsurance.................................... $8,589     $347    $22,831   $1,082
                                                              ------    ----    -------  ------

Effective October 1, 2011, the Company ceded the HDI, SHDI, HD6+ and SHD6+ benefits to Pruco Re, as noted in the table above. The Company paid an initial premium of $62 million and established a reinsurance recoverable of $31 million resulting in an initial ceding loss of $32 million, recognized in "Realized investment gains (losses), net" in 2011.

The Company's reinsurance recoverables related to the above product reinsurance agreements were $97 million and $54 million as of September 30, 2012 and December 31, 2011, respectively. Realized gains ( losses) were $22 million and $17 million in the third quarter of 2012 and 2011, respectively; and $21 million and $15 million in the first nine months of 2012 and 2011, respectively. Changes in realized gains ( losses) for the third quarter of 2012 and 2011 and the first nine months of 2012 and 2011 were primarily due to changes in market conditions in each respective period. The underlying assets are reflected in "Reinsurance recoverables" in the Company's Unaudited Interim Statements of Financial Position.

Deferred Policy Acquisition Costs Ceded to Term Reinsurance Affiliates

In 2009 when implementing a revision to the reinsurance treaties with PARCC and PAR TERM modifications were made affecting premiums. The related impact on the deferral of ceded reinsurance expense allowances did not reflect this change resulting in the understatement of deferred reinsurance expense allowances. During the second quarter 2011, the Company recorded the correction, charging $1 million to net DAC amortization which represented the cumulative impact of this change. These adjustments are not material to any previously reported quarterly or annual financial statements.

Affiliated Asset Administration Fee Income

The Company participates in a revenue sharing agreement with AST Investment Services, Inc, formerly known as American Skandia Investment Services, Inc, whereby the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $5 million and $3 million for the three months ended September 30, 2012 and 2011, respectively, and $14 million and $9 million for the nine months ended September 30, 2012 and 2011, respectively. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Statements of Operations and Comprehensive Income (Loss).

The Company participates in a revenue sharing agreement with Prudential Investments LLC, whereby the Company receives fee income from policyholders' account balances invested in The Prudential Series Fund ("PSF"). Income received from Prudential Investments LLC, related to this agreement was $2 million and $2 million for the three months ended September 30, 2012 and 2011, respectively, and $5 million and $5 million for the nine months ended September 30, 2012 and 2011, respectively. These revenues are recorded as "Asset administration fees" in the Unaudited Interim Statements of Operations and Comprehensive Income (Loss).

Affiliated Asset Transfers

The Company buys and sells assets to and from affiliated companies.

In December 2011, the Company purchased commercial loans from its parent company, Pruco Life. These securities had an amortized cost of $10 million and a fair market value of $11 million. The difference between amortized cost and fair market value of these transfers was accounted for as a decrease of $1 million to additional paid-in capital, net of taxes in 2011.

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
         Notes to Unaudited Interim Financial Statements - (Continued)
--------------------------------------------------------------------------------


In December 2011, the Company sold fixed maturity securities to its parent company, Pruco Life. These securities had an amortized cost of $13 million and a fair market value of $14 million. The difference between amortized cost and fair market of these transfers was accounted for as an increase of $1 million to additional paid-in capital, net of taxes in 2011.

In September 2012, the Company transferred fixed maturity securities and commercial mortgage loans to PAR U, an affiliated company, as consideration for the coinsurance agreement with this affiliate. These investments had an amortized cost of $142 million and a fair market value of $156 million. The net difference between amortized cost and the fair value was $14 million and was recorded as a realized investment gain on the Company's financial statements. The time elapsed between the effective date and the settlement date of the coinsurance agreement with PAR U resulted in a derivative loss of $5 million reflecting changes in market values of the consideration from the effective date through settlement date.

In September 2012, the Company sold fixed maturity securities to its ultimate parent company, Prudential Financial, Inc. These securities had an amortized cost of $41 million and a fair market value of $46 million. The difference between amortized cost and fair market was accounted for as an increase of $3 million to additional paid-in capital, net of taxes in 2012.

Debt Agreements

The Company is authorized to borrow funds up to $200 million from affiliates to meet its capital and other funding needs. The Company had $27 million in short term debt as of September 30, 2012, including $16 million with Prudential Funding, LLC and $11 million with Prudential Financial, and $26 million in short-term debt as of December 31, 2011. Total interest expense on this short-term affiliated debt to the Company was $0.1 million and $0 million for the three and nine months ended September 30, 2012 and 2011, respectively.

On December 16, 2011 the Company entered into a series of four $11 million borrowings with Prudential Financial, totaling $44 million. The loans have fixed interest rates ranging from 2.65% to 3.61% and maturity dates staggered one year apart, from December 16, 2013 to December 16, 2016. The total interest expense on these borrowings was $0.3 million and $1.0 million for the three and nine months ended September 30, 2012, respectively.

Contributed Capital

In June 2011, the Company received a capital contribution from Pruco Life in the amount of $21 million to fund acquisition costs for sales of variable annuities.

In December 2011, the Company received a capital contribution from Pruco Life in the amount of $17 million to fund acquisition costs for sales of variable annuities.

Derivative Trades

In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with external counterparties.

                                    PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

   (a) Financial Statements


1) Financial Statements of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2011; the Statements of Operations for the period ended December 31, 2011; the Statements of Changes in Net Assets for the periods ended December 31, 2011 and December 31, 2010; and the Notes relating thereto appear at the end of the SAI (Part B of the Registration Statement).

(2) Preliminary unaudited financial data of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2012; the Statements of Operations for the period ended December 31, 2012; the Statements of Changes in Net Assets for the periods ended December 31, 2012 and December 31, 2011; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement). The preliminary unaudited financial data included in this registration statement has been prepared by and is the responsibility of Prudential Life Insurance Company's management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary unaudited financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

(3) Financial Statements of Pruco Life of New Jersey Insurance Company (Depositor) consisting of the Statements of Financial Position as of December 31, 2011 and 2010; and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2011, 2010, and 2009; and the Notes to the Financial Statements appear at the end of the SAI (Part B of the Registration Statement).

(4) Financial Statements of Pruco Life Insurance Company of New Jersey (Depositor) consisting of Unaudited Interim Statements of Financial Position, as of September 30, 2012 and December 31, 2011; Unaudited Interim Statements of Equity, nine months ended September 30, 2012 and 2011; and Unaudited Interim Statements of Cash Flows, nine months ended September 30, 2012 and any Notes relating thereto appear at the end of the SAI (Part B of the Registration Statement).


(b) Exhibits:

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 2)

(2) Agreements for custody of securities and similar investments--Not
Applicable.

(3) (a) Distribution and Underwriting Agreement by and among Pruco Life Insurance Company of New Jersey (Depositor) and Prudential Annuities Distributors, Inc. "PAD" (Underwriter). (Note 3)


(b) (1) Specimen Affiliated Insurer Amendment to Selling Agreement (Note 6)


(b) (2) List of Broker Dealers selling under original Selling Agreement (Note
8).

(b) (3) List of Broker Dealers that executed Amendment to Selling Agreement (Note 8).

(4)(a) Form of contract P-O/IND (5/11) NY (Note 9)


(4)(b) Form of Highest Daily Lifetime Income Benefit v2.1 Rider P-RID-HD (2/13) -NY (includes schedule pages P-SCH-HD (2/13) -NY) (Note 11).

(4) (c) Form of Individual Retirement Annuity Endorsement P-END-IRA NY (02/10) (Note 6)

(4) (d) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH NY (02/10) (Note 6)

(4) (e) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN NY (02/10) (Note 6)

(4) (f) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN NY (02/10) (Note 6)


(5) (a) Form of Application for the Contract ORD 203732 (2/13) NY. (Note 11)


(6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended. (Note 4)

   (b) By-laws of Pruco Life Insurance Company of New Jersey. (Note 5)

(7) Copy of reinsurance contract in connection with Variable Annuity Contracts
- Not applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

   (a) Copy of AST Fund Participation Agreement. (Note 6)

   (b) Shareholder Information Agreement (Sample Rule 22c-2). (Note 7)


(9) Opinion of Counsel. (Note 11)


(10) Written Consent of Independent Registered Public Accounting Firm. (Note 1)

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.


(13) Powers of Attorney - (a) Robert M. Falzon, (b) Bernard J. Jacob
(c) Robert F. O'Donnell (Note 10)

   (d) Richard F. Lambert (Note 11)

   (e) Kent D. Sluyter (Note 11)

   (f) Yanela C. Frias (Note 1)


(Note 1) Filed Herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-131035, filed December 18, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 002-89780, filed April 28,1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162678, filed February 3, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 3, Form N-4, Registration No. 333-131035, filed April 19, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 1, Form N-4, Registration No. 333-162678, filed April 16, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 9) Incorporated by reference to Pre-Effective Amendment No.1, Registration No. 333-170468 filed April 1, 2011 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 10) Incorporated by reference to Initial Form N-4 Registration No. 333-184891, filed, November 9, 2012 on behalf of Pruco Life of New Jersey Flexiable Premium Variable Annuity Account.


(Note 11) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement No. 333-184891, filed January 23, 2013, on behalf of Pruco Life Flexible Premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (engaged directly or indirectly in Registrant's variable annuity business):


Name and Principal Business Address     Position and Offices with Depositor
-----------------------------------     ---------------------------------------
Kent D. Sluyter                         Director and Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

John Chieffo                            Director
751 Broad Street
Newark, New Jersey 07102-3714

Joseph D. Emanuel                       Vice President, Chief Legal Officer,
One Corporate Drive                     and Secretary
Shelton, Connecticut 06484-6208

Robert M. Falzon                        Director and Treasurer
213 Washington Street
Newark, New Jersey J 07102-2992

Yanela C. Frias                         Vice President, Director, Chief
213 Washington Street                   Accounting Officer, and
Newark, New Jersey J 07102-2917         Chief Financial Officer

Richard F. Lambert                      Director
751 Broad Street
Newark, NJ 07102-3714

Sarah J. Hamid                          Senior Vice President, Chief Actuary,
213 Washington Street                   and Appointed Actuary
Newark, New Jersey 07102-2992

Bernard J. Jacob                        Director
213 Washington Street
Newark, New Jersey 07102-2992

James M. O'Connor                       Senior Vice President and Actuary
200 Wood Avenue South
Iselin, New Jersey 08830-2706

Robert F. O'Donnell                     Director, Chief Executive Officer, and
One Corporate Drive                     President
Shelton, Connecticut 06484-6208


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following registered separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed in the Exhibits to the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 24, 2012, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS

As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement. Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law,
Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:


NAME                                 POSITIONS AND OFFICES WITH UNDERWRITER
----                                 ------------------------------------------
Timothy S. Cronin                    Senior Vice President
One Corporate Drive
Shelton, Connecticut 06484-6208

Robert Falzon                        Treasurer
751 Broad Street
Newark, New Jersey 07102-3714

Bruce Ferris                         Executive Vice President and Director
One Corporate Drive
Shelton, Connecticut 06484-6208

Yanela C. Frias                      Director
751 Broad Street
Newark, New Jersey 07102-3714

George M. Gannon                     President, Chief Executive Officer, Chief
2101 Welsh Road                      Operations Officer and Director
Dresher, Pennsylvania 19025-5001

Jacob M. Herschler                   Senior Vice President and Director
One Corporate Drive
Shelton, Connecticut 06484-6208

Patricia L. Kelley                   Senior Vice President, Chief Compliance
One Corporate Drive                  Officer and Director
Shelton, Connecticut 06484-6208

Steven P. Marenakos                  Senior Vice President and Director
One Corporate Drive
Shelton, Connecticut 06484-6208

Yvonne Rocco                         Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Steven Weinreb                       Chief Financial Officer and Controller
213 Washington Street
Newark, New Jersey 07102-2917

William D. Wilcox                    Vice President, Secretary and Chief Legal
One Corporate Drive                  Officer
Shelton, Connecticut 06484-6208

(c) Commissions received by PAD during 2012 with respect to all individual annuities issued by Pruco Life of New Jersey.

                                        Net Underwriting Compensation
 Name of Principal                       Discounts and        on
 Underwriter Commissions   Compensation   Commissions     Redemption  Brokerage
 ------------------------  ------------ ---------------- ------------ ---------
 Prudential Annuities
   Distributors, Inc*      $106,497,788       $-0-           $-0        $-0-

* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                                   SIGNATURES




As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and State of New Jersey on this 12th day of February 2013.



       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                   REGISTRANT

                 By: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                   DEPOSITOR



/s/ Robert F. O'Donnell
--------------------------------
Robert F. O'Donnell
President and Chief Executive Officer


                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                   DEPOSITOR


By:  /s/ Robert F. O'Donnell
--------------------------------
Robert F. O'Donnell
President and Chief Executive Officer

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


SIGNATURE                       TITLE                               DATE
---------                       -----                               ----



Robert F. O'Donnell*      Chief Executive Officer, President   February 12, 2013
------------------------  and Director
Robert F. O'Donnell

Yanela C. Frias*          Chief Financial Officer, Chief       February 12, 2013
------------------------  Accounting Officer, Vice President
Yanela C. Frias           and Director

Robert M. Falzon*         Director                             February 12, 2013
------------------------
Robert M. Falzon

                          Director
------------------------
John Chieffo

Bernard J. Jacob*         Director                             February 12, 2013
------------------------
Bernard J. Jacob

Richard F. Lambert*       Director                             February 12, 2013
------------------------
Richard F. Lambert

Kent D. Sluyter*          Director                             February 12, 2013
------------------------
Kent D. Sluyter




By:/s/ Lynn K. Stone
------------------------
Lynn K. Stone

*Executed by Lynn K. Stone on behalf of those indicated pursuant to Power of Attorney.

                                   EXHIBITS



(10) Written Consent of Independent Registered Public Accounting Firm.


13(f) Power of Attorney - Yanela C. Frias